As filed with the Securities and Exchange Commission on December 8, 2017

Registration No. 333-220791

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO.3

TO

FORM S-4

REGISTRATION STATEMENT

UNDER THE SECURITIES ACT OF 1933

TRANSOCEAN LTD.

TRANSOCEAN INC.

(Exact name of registrant as specified in its charter)

Transocean Ltd.	Transocean Inc.
Zug, Switzerland	Cayman Islands
(State or Other Jurisdiction of Incorporation or Organization)	(State or Other Jurisdiction of Incorporation or Organization)
1381	6719
(Primary Standard Industrial Classification Code Number)	(Primary Standard Industrial Classification Code Number)
98-0599916	66-0582307
(I.R.S. Employer Identification No.)	(I.R.S. Employer Identification No.)
Turmstrasse 30 6300 Zug, Switzerland +41 (22) 930-9000 (Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)	70 Harbour Drive Grand Cayman, Cayman Islands KY1-1003 +1 (345) 745-4500 (Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Brady K. Long

Senior Vice President and General Counsel

Transocean Ltd.

c/o Transocean Offshore Deepwater Drilling Inc.

4 Greenway Plaza

Houston, Texas 77046

+1 (713) 232-7500

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:
Keith M. Townsend King & Spalding LLP 1180 Peachtree Street Atlanta, Georgia 30309 +1 (404) 572-4600	Martin J. Hunt King & Spalding LLP 1100 Louisiana Street, Suite 4000 Houston, Texas 77002 +1 (713) 751-3200

Approximate date of commencement of the proposed sale of the securities to the public: As soon as practicable after this registration statement becomes effective.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act:

Large accelerated filer ☒	Accelerated filer ☐
Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐
Emerging growth company ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer) ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer) ☒

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to Be Registered	Amount to be Registered		Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price		Amount of Registration Fee(1)
Shares, par value CHF 0.10	68,629,366	(2)	N/A	USD 1,278,658,335.91	(3)	USD 159,192.96	(4)
0.5% Exchangeable Senior Bonds due 2022	USD 575,803,000	(2)	N/A	USD 1,278,658,335.91	(3)	N/A	(5)
Shares, par value CHF 0.10	—	(6)	—	—		—	(6)
Guarantee of the 0.5% Exchangeable Senior Bonds due 2022	—		—	—		—	(7)

(1)	Determined in accordance with Section 6(b) of the Securities Act at a rate equal to USD 124.50 per USD 1 million of the proposed maximum aggregate offering price.
(2)

Represents the maximum number of shares, par value CHF 0.10 per share (“Transocean Shares”), of Transocean Ltd. (“Transocean”) and 0.5% Exchangeable Senior Bonds due 2022 (the “Exchangeable Bonds”) of Transocean Inc., respectively, estimated to be issuable upon completion of the offer. Based on (a) an aggregate 192,109,971 shares, with a nominal value of 0.10 EUR per share (“Songa Shares”), of Songa Offshore SE (“Songa Offshore”), subject to the offer as of September 29, 2017 consisting of (i) 137,641,567 Songa Shares outstanding, (ii) 53,403 Songa Shares issuable upon exercise of outstanding warrants to purchase Songa Shares, (iii) 53,826,371 Songa Shares issuable upon conversion of the outstanding SONG07 convertible bonds issued by Songa Offshore (ISIN No NO0010760036), and (iv) 588,630 Songa Shares issuable upon the settlement of restricted stock units issued under the Songa Offshore Long-Term Incentive Plan, and (b) the exchange ratio of 0.35724 Transocean Shares and USD 2.99726 Exchangeable Bonds for each Songa Share.

(3)

Pursuant to Rule 457(c) and Rule 457(f) under the Securities Act of 1933, as amended (the “Securities Act”), and solely for the purpose of calculating the registration fee, the proposed maximum aggregate offering price is calculated as the sum of (a) with respect to 68,617,846 Transocean Shares and USD 575,706,000 of Exchangeable Bonds registered pursuant to the intial filing of the Registration Statement on October 4, 2017, the product of (i) 192,077,725 Songa Shares subject to the Offer and (ii) the average of the high and low sale prices of Songa Shares as reported on the Oslo Stock Exchange on September 27, 2017 of NOK 53.00 (based on the noon buying rate of NOK 7.9629 for USD 1 as of September 29, 2017) and (b) with respect to an additional 11,520 Transocean Shares and USD 96,000 of Exchangeable Bonds being registered pursuant to this amendment to the Registration Statement, the product of (i) 32,350 Songa Shares subject to the Offer, being the incremental Songa Shares associated with the incremental Transocean Shares and Exchangeable Bonds being registered, and (ii) the average of the high and low sale prices of Songa Shares as reported on the Oslo Stock Exchange on November 3, 2017 of NOK 58.875 (based on the noon buying rate of NOK 8.1811 for USD 1 as of October 27, 2017).

(4)

The registration fee of $159,163.98 owed with respect to the registration of 68,617,846 Transocean Shares and USD 575,706,000 of Exchangeable Bonds was previously paid upon the initial filing of the Registration Statement on October 4, 2017.  A supplemental registration fee of $28.98 was paid in connection with the filing of Amendment No. 1 to the Registration Statement on November 6, 2017 with respect to the registration of 11,520 Transocean Shares and USD 96,000 of Exchangeable Bonds.

(5)

Covered by the filing fee paid in respect of the Transocean Shares being issued in the Offer as consideration being offered to holders of Songa Shares consists of both Transocean Shares and Exchangeable Bonds for each Songa Share, with offers and sales of Transocean Shares and Exchangeable Bonds being made to the same individuals.

(6)

Includes an indeterminate number of shares issuable upon exchange of the Exchangeable Bonds at the initial exchange rate of approximately 97.29756 Transocean Shares per USD 1,000 principal amount of Exchangeable Bonds. Pursuant to Rule 416 under the Securities Act, such number of Transocean Shares registered hereby shall include an indeterminate number of Transocean Shares that may be issued in connection with a stock split, stock dividend, recapitalization or similar event. Pursuant to Rule 457(i), there is no additional filing fee with respect to the Transocean Shares issuable upon exchange of the Exchangeable Bonds because no additional consideration will be received in connection with the exercise of the exchange right.

(7)	Pursuant to Rule 457(n), there is no additional filing fee with respect to the Guarantee by Transocean of the Exchangeable Bonds.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

This registration statement relates to the registration with the Securities and Exchange Commission (“SEC”) of shares in Transocean Ltd. (“Transocean”) and exchangeable bonds issued by Transocean Inc. and fully and unconditionally guaranteed by Transocean, all of which will be issued to shareholders of Songa Offshore SE (“Songa Offshore”) who validly tender and do not properly withdraw their shares of Songa Offshore in Transocean’s voluntary tender offer that is being made in accordance with Section 6-19 of the Norwegian Securities Trading Act of June 29, 2007. This registration statement contains two documents:

•	a prospectus; and
•

a combined offer document and prospectus that has been prepared in accordance with the Norwegian Securities Trading Act and was submitted to the Financial Supervisory Authority of Norway (Finanstilsynet) (the “Norwegian FSA”), and the Oslo Stock Exchange in connection with the offer.

The prospectus has been prepared in accordance with the Securities Act of 1933, as amended, and incorporates by reference certain information from Transocean’s filings made under the Securities Exchange Act of 1934, as amended.  The offer document has been prepared in accordance with the Norwegian Securities Trading Act of June 29, 2007 no. 75 and related secondary legislation, including the Commission Regulation (EC) no. 809/2004 implementing Directive 2003/71/EC of the European Parliament and of the Council of November 4, 2003 regarding information contained in prospectuses, as amended and as implemented in Norway.

The prospectus included in this registration statement and the offer document are substantially the same in all respects, except that:

•	the offer document has a different cover page and introductory information for investors prior to its table of contents, a copy of which is included herein beginning on page ALT-1;
•

the offer document includes the section titled “Summary,” a copy of which is included herein beginning on page ALT-6, and the sections of the prospectus included in this registration statement titled “Questions and Answers” and “Summary” are included as an annex to the offer document as described below;

•

the offer document includes additional sections titled “Responsibility for the Prospectus,” “General Information,” “Selling and Transfer Restrictions,” “Industry and Market Overview,” “Business of the Group,” “Operating and Financial Review,” “Board of Directors, Management and Employees” and “Additional Information,” copies of which are included herein beginning on page ALT-34;

•

the financial statements in the section titled “Index to Financial Statements of Songa Offshore” in the prospectus do not appear in the offer document but are incorporated therein by reference in accordance with the requirements of the Norwegian Securities Trading Act;

•

the following sections of the prospectus included in this registration statement are not required to appear in the offer document pursuant to the Norwegian Securities Trading Act and are instead included in an annex to the offer document;

o	“Questions and Answers,”
o	“Summary,”
o	“Summary Selected Financial Data of Transocean,”
o	“Summary Selected Financial Data of Songa Offshore,”
o	“Unaudited Comparative Per Share Data,”

o	“Comparative Market Price and Dividend Information,”
o	“The Combination,”
o	“Ratio of Earnings to Fixed Charges,”
o	“Dilution,”
o	“Selected Financial Data of Transocean,”
o	“Selected Financial Data of Songa Offshore,”
o	“Description of Transocean Exchangeable Bonds,”
o	“Experts,”
o	“Where You Can Find More Information,” and
o	“Incorporation of Certain Documents by Reference;”
•

references in the prospectus in this registration statement that any information will be incorporated by reference and where such information can be obtained were replaced by references to such information included in the offer document;

•	the sections and captions in the offer document are numbered in the manner customary under Norwegian disclosure practices;
•	the format of dates presented in the offer document has been presented in the manner customary in the European Union; and
•	the cross-references, the order of sections and therefore the table of contents, as well as the page numbers, of each document are different as a result of the differences outlined above.

For additional information, see pages ALT‑1 to ALT‑122 titled “Alternate Information for the Offer Document.”

The information in this prospectus is not complete and may be changed. We may not complete the offer and issue securities described herein until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer is not permitted.

Preliminary Prospectus

Subject to completion, dated           , 2017

Offer to exchange each outstanding share of

Songa Offshore SE

for

0.35724 newly issued shares in Transocean Ltd. and USD 2.99726 principal amount of 0.5% Exchangeable Senior Bonds due 2022, to be issued by Transocean Inc., with an option to instead receive cash consideration of NOK 47.50 per share of Songa Offshore SE up to a maximum of NOK 125,000 per shareholder by

Transocean Ltd.

This prospectus (the “Prospectus”) has been prepared by Transocean Ltd., a corporation incorporated under the laws of Switzerland (“Transocean” or the “Company,” “we” or “us,” and together with its consolidated subsidiaries, the “Group”), in connection with its voluntary tender offer (the “Offer”) to acquire each issued and outstanding share (on a fully diluted basis) of Songa Offshore SE (the “Target” or “Songa Offshore,” and together with its consolidated subsidiaries, the “Songa Group”) in exchange for consideration per Songa Share (the “Consideration”) consisting of 0.35724 newly issued shares of Transocean (the “Consideration Shares”), each with a par value of 0.10 Swiss franc (“CHF”), and USD 2.99726 principal amount of 0.5% Exchangeable Senior Bonds due 2022, which are exchangeable into shares of the Company (the “Exchangeable Bonds”), to be issued by Transocean Inc. (“TINC”), an exempted company incorporated under the laws of the Cayman Islands and a wholly owned subsidiary of Transocean, subject to the terms and conditions as described in this Prospectus. As part of the Offer, each Songa Offshore shareholder may instead elect to receive an amount in cash of NOK 47.50 per share of Songa Offshore up to a maximum of NOK 125,000 per shareholder (the “Cash Election”) in lieu of some or all of the Consideration Shares and Exchangeable Bonds such shareholder would otherwise be entitled to receive in the Offer. The aggregate amount of Consideration paid to each Songa Offshore shareholder accepting the Offer shall be comprised, as near as possible, of 50% Consideration Shares and 50% Exchangeable Bonds, with any exercise by such shareholder of the Cash Election, if elected, being deducted first from the aggregate number of Exchangeable Bonds otherwise issuable to such shareholder and then from the aggregate number of Consideration Shares such shareholder would otherwise be entitled to receive in the Offer.

On August 13, 2017, Transocean entered into a Transaction Agreement (as amended, the “Transaction Agreement”), with Songa Offshore pursuant to which Transocean will offer to acquire all of the issued and outstanding shares of Songa Offshore, on a fully diluted basis, (the “Combination”) through the Offer. The Offer is the first step in Transocean’s plan to acquire all the outstanding shares of Songa Offshore (the “Songa Shares”). If the Offer is completed and Transocean acquires shares of Songa Offshore representing 90% or more of the voting rights in Songa Offshore, as soon as practicable following the completion of the Offer, Transocean intends to initiate a compulsory acquisition (squeeze-out) of the remaining Songa Shares not directly owned by Transocean pursuant to article 36 of the Cyprus Takeover Bids Law (L.41(I)/2007) as amended (the “Cyprus Takeover Bids Law”). See “Terms of the Offer.”

The Offer is a voluntary tender offer as set out in Section 6‑19 of the Norwegian Securities Trading Act of 29 June 2007 (“Norwegian Securities Trading Act”) and applicable regulations. You may tender your Songa Shares in the Offer as set forth in this Prospectus and the exchange offer document/Norwegian prospectus (the “Offer Document”), as approved by the Oslo Stock Exchange and the Financial Supervisory Authority of Norway.

Songa Offshore shareholders may tender Songa Shares that are issued and delivered after the expiration of the Offer Period (as defined herein) as a result of exercise of Songa Offshore warrants or restricted share units, or conversion of Songa Offshore’s convertible bonds, provided that such Songa Shares are issued prior to settlement of the Offer.

The Offer is subject to the satisfaction of, or, where permissible, waiver of certain conditions, including conditions regarding minimum acceptance of the Offer, regulatory approvals and the absence of material adverse changes. The conditions to the Offer are described in “Terms of the Offer—Conditions for Completion of the Offer.”

Subject to their fiduciary duties under applicable law, the board of directors of Songa Offshore (the “Songa Board”) has recommended that Songa Offshore shareholders accept the Offer and tender their shares to Transocean. The shareholders of Songa Offshore are, however, advised to consider carefully the potential tax consequences of accepting the Offer. See “Material Tax Considerations.”

Transocean’s shares (the “Shares”) are listed on the New York Stock Exchange (the “NYSE”) under the symbol “RIG.” Songa Offshore’s shares are listed on the Oslo Stock Exchange under the symbol “SONG.” Transocean will apply to list on the NYSE the Consideration Shares and Exchangeable Bonds (and the Shares issuable upon exchange of the Exchangeable Bonds) issued to Songa Offshore shareholders in connection with the Offer. The approval of the issuance of the Consideration Shares (and the Shares issuable upon exchange of the Exchangeable Bonds) for listing on the NYSE is a condition of the Offer.

See “Risk Factors” beginning on page [●] for a discussion of various factors that you should consider before making your investment decision.

Neither the Securities and Exchange Commission (“SEC”), nor any state or provincial securities commission or regulatory authority has approved or disapproved of these securities or passed upon the adequacy or accuracy of this Prospectus. Any representation to the contrary is a criminal offense.

The date of this Prospectus is [●], 2017.

This Prospectus incorporates important business and financial information about Transocean from documents filed with the SEC that have not been included in, or delivered with, this Prospectus. This information is available on the SEC’s website at www.sec.gov and from other sources. See the sections of this Prospectus titled “Where You Can Find More Information” and “Incorporation of Certain Documents by Reference.”

You may also request copies of these documents from us, without charge, upon written or oral request to Transocean Ltd., c/o Transocean Offshore Deepwater Drilling Inc., 4 Greenway Plaza, Houston, Texas 77046, Attn: Investor Relations, or at +1 (713) 232‑7500.

In order to obtain timely delivery of the documents, you must make requests no later than five business days before the scheduled expiration date of the Offer, as it may be extended from time to time.

We are responsible for the information contained in this Prospectus. We have not authorized anyone to give you any other information, and take no responsibility for any other information that others may give you. You should not assume that the information contained in this Prospectus is accurate as of any date other than the date on the front cover of this Prospectus.

This Prospectus does not constitute an offer of securities to the public in Norway and is not a prospectus or an offer document within the meaning of the Norwegian Securities Trading Act.

i

v

QUESTIONS AND ANSWERS

The following are some of the questions you, as a shareholder of Songa Offshore SE, may have and answers to those questions. These questions and answers are not meant to be a substitute for the information contained in the remainder of this Prospectus because the information in this section does not provide all the important information regarding the Offer. We urge you to read this document in its entirety prior to making any decision as to the matters described in this Prospectus. In this Prospectus, unless otherwise specified, the terms “we,” “our,” “us,” “Company,” and “Transocean” refer to Transocean Ltd,. or Transocean Ltd. together with its subsidiaries, as the context requires.

Q:   WHAT IS TRANSOCEAN PROPOSING?

A:   Transocean has entered into an agreement with Songa Offshore pursuant to which Transocean intends to acquire all of the issued and outstanding Songa Shares (on a fully diluted basis) through a voluntary tender offer, which we refer to as the Offer, as described in further detail below. In the Offer, Transocean is offering to exchange, for each Songa Share, a combination of (i) 0.35724 Consideration Shares issued by Transocean and (ii) USD 2.99726 principal amount of Exchangeable Bonds of TINC, a wholly-owned subsidiary of Transocean, which are exchangeable into Shares. As part of the Offer, each shareholder of Songa Offshore may instead elect to receive cash of NOK 47.50 per Songa Share up to a maximum of NOK 125,000 per shareholder. The aggregate consideration to be paid to each Songa Offshore shareholder accepting the Offer shall be comprised, as nearly as possible, of 50% Consideration Shares and 50% Exchangeable Bonds, with any exercise by such shareholder of the Cash Election being deducted first from the aggregate principal amount of Exchangeable Bonds otherwise issuable to such shareholder and second from the aggregate number of Consideration Shares otherwise issuable to such shareholder. After completing the Offer and acquiring 90% or more of the voting rights of Songa Offshore, Transocean intends to initiate a compulsory “squeeze-out” acquisition of the remaining Songa Shares not owned by Transocean pursuant to the Cyprus Takeover Bids Law. A copy of the Transaction Agreement is attached hereto as Annex A and is incorporated by reference herein.

Songa Offshore shareholders may tender Songa Shares in the Offer as set forth in this Prospectus.

Q:   WHO IS MAKING THE OFFER?

A:   This Offer is being made by Transocean Ltd.

Q:   WHY IS TRANSOCEAN MAKING THE OFFER?

A:   Transocean believes that the Combination will benefit Transocean shareholders. See “Background and Reasons for the Combination” for further detail.

Q:   WHAT WILL SONGA OFFSHORE SHAREHOLDERS RECEIVE IN EXCHANGE FOR SONGA SHARES?

A:   Transocean will offer, upon the terms and subject to the conditions described in this Prospectus, to exchange each Songa Share that is validly tendered and not properly withdrawn, for:

(1)	0.35724 Consideration Shares; and
(2)	USD 2.99726 principal amount of Exchangeable Bonds.

As part of the Offer, each Songa Offshore shareholder may instead elect to receive up to NOK 125,000 in cash pursuant to the Cash Election in lieu of some or all of the Consideration Shares and Exchangeable Bonds such shareholder would otherwise be entitled to receive in the Offer.

The aggregate consideration to be paid to each Songa Offshore shareholder accepting the Offer shall be comprised, as nearly as possible, of 50% Consideration Shares and 50% Exchangeable Bonds, with any exercise by such shareholder of the Cash Election being deducted first from the aggregate principal amount of Exchangeable Bonds otherwise issuable to such shareholder and second from the aggregate number of Consideration Shares otherwise issuable to such shareholder.

Based on the closing price of 10.07 for the Shares on the NYSE on November 24, 2017 and an exchange rate of 8.1340 NOK per USD, which is the NOK/USD exchange rate on November 24, 2017 as determined by Norges Bank, the aggregate value of the Consideration to be received per Songa Share is NOK 53.15, assuming all Exchangeable Bonds received in the Offer are immediately converted into Transocean shares.  By comparison, the closing price of the Songa Shares on the Oslo Stock Exchange on November 24, 2017 was NOK 59.25.

Holders may exchange their Exchangeable Bonds for Shares at any time prior to the close of business on the business day immediately preceding the maturity date. The initial exchange rate of the Exchangeable Bonds is 97.29756 Shares per USD 1,000 principal amount of Exchangeable Bonds. See “Description of Transocean Exchangeable Bonds–Exchange Rights.”

Transocean will not issue any fractional Consideration Shares or fractional amounts of Exchangeable Bonds (each of which has a principal amount of USD 1,000) in the Offer. Each Songa Offshore shareholder who accepts the Offer and, following the completion of the Offer, any Songa Offshore shareholder in connection with a subsequent mandatory offer or compulsory acquisition (squeeze-out) (a) who would otherwise be entitled to receive a fraction of a Consideration Share will instead receive, for the fraction of a Consideration Share, an amount in cash based on USD 8.39, the closing price of the Consideration Shares on the NYSE on August 14, 2017, the last trading day prior to the announcement of the proposed Combination and Offer (the “Reference Price”), and (b) who would otherwise be entitled to receive a fractional amount of Exchangeable Bonds will instead receive, for the fractional amount of Exchangeable Bonds, an amount in cash based on USD 1,000, the principal amount per Exchangeable Bond, and in each case, paid in NOK, based on an exchange rate of 7.923 NOK per U.S. dollar which is the NOK/USD closing price at 4:00 p.m. CET as determined by Norges Bank, on August 14, 2017, the trading day immediately preceding the announcement of the Offer.

We refer to the value of any cash and the value of the aggregate number of Consideration Shares and Exchangeable Bonds to be delivered per Songa Offshore shareholder as the “Offer Price.”

Q:   HOW LONG DO SONGA OFFSHORE SHAREHOLDERS HAVE TO DECIDE WHETHER TO TENDER?

A:   The shareholders of Songa Offshore may accept the Offer in the period from and including [●], 2017 to and including [●], 2017 at 4:30 p.m. (CET), as extended from time to time (the “Offer Period”). Transocean may, in its sole discretion, extend the Offer Period (one or more times), however, the Offer Period may not be extended beyond 4:30 p.m. (CET), on [●], 2018. References to the Offer Period in this Prospectus refer to the Offer Period as extended from time to time. If the Offer Period is extended, the other dates referred to in this section may be changed accordingly and any acceptance forms (“Acceptance Forms”) received will remain binding and irrevocable for the length of the extension.

Q:   WHAT IS THE PROCEDURE FOR TENDERING SONGA SHARES?

A:   Songa Offshore shareholders who wish to accept the Offer must complete and sign the acceptance form enclosed with this Prospectus as Annex B and return it to the Settlement Agent prior to the expiration of the Offer Period. Acceptances may be revoked until the end of the Offer Period.

Q:   UNTIL WHAT TIME CAN TENDERED SONGA SHARES BE WITHDRAWN?

A:   The acceptance of the Offer is binding once the Settlement Agent has received the acceptance form, except as otherwise required by applicable law. Prior to the expiration of the Offer, Songa Offshore shareholders may withdraw any shares tendered in the Offer. At the end of the Offer Period, withdrawal rights will cease, and any Songa Shares tendered in the Offer cannot be withdrawn. If the Offer Period is extended, Songa Offshore shareholders may withdraw their shares until the end of the Offer Period as extended. Shareholders that accept the Offer will remain the beneficial owners of their Songa Shares and retain voting rights related thereto until settlement has taken place.

Q:   WHAT IS THE PROCEDURE TO WITHDRAW PREVIOUSLY TENDERED SONGA SHARES?

A:   To withdraw previously tendered Songa Shares (except for pre-acceptance undertakings, which have no withdrawal rights unless the Offer is terminated), a written notice of withdrawal included as Annex C must, prior to the expiration of the Offer Period, be timely received by the Settlement Agent. The written notice of withdrawal must specify the number of Songa Shares withdrawn and instruct the Settlement Agent holding the shares to release the blocking on the VPS account specified by the withdrawing shareholder.

Q:   CAN TENDERED SONGA SHARES BE TRADED?

A:   No. By giving a duly executed acceptance form to the Settlement Agent, Songa Offshore shareholders give an authorization to block the Songa Shares to which the acceptance form relates, in favor of the Settlement Agent, who is authorized to transfer validly tendered Songa Shares to Transocean. As consideration for the contribution of Songa Shares, Transocean will issue the Consideration Shares, cause TINC to issue the Exchangeable Bonds and, subject to an election of Songa Offshore shareholders, pay cash for the purposes of the settlement at the completion of the Offer. It is not possible for shareholders to dispose of the Songa

Shares when they are blocked, although such shareholders will, to the extent permitted under Norwegian law, remain the legal owners of their Songa Shares and retain voting rights and other shareholder rights associated with such tendered shares until settlement occurs. Additionally, tendering Songa Offshore shareholders are free to dispose of any other securities not registered in the same VPS-account as the blocked Songa Shares. In the event the Offer is cancelled, the blocking will be terminated.

Q:   CAN THE OFFER BE EXTENDED AND, IF SO, UNDER WHAT CIRCUMSTANCES?

A:   Unless the Transaction Agreement has been terminated, Transocean will extend the Offer for any period required by applicable U.S. federal securities laws and the rules and regulations of the SEC, the NYSE, the Oslo Stock Exchange, applicable Norwegian law or applicable laws and regulations of Cyprus, but in no event will Transocean be required to extend the Offer past [●], 2018. Additionally, if at any scheduled date of expiration of the Offer, the closing conditions described under “Terms of the Offer—Conditions for Completion of the Offer” have not been satisfied or waived, Transocean may elect to, and will if reasonably requested by Songa Offshore, extend the Offer to a date that is not more than ten U.S. business days after such previously scheduled date of expiration, provided, however, that if as of any date of expiration, conditions in items (1) and (2) under “Terms of the Offer—Conditions for Completion of the Offer” have not been satisfied or waived, Transocean may elect to, and will if reasonably requested by Songa Offshore, extend the Offer (to the extent legally permissible under applicable law) to a date that is not more than twenty U.S. business days after the then-scheduled date of expiration, which date shall in no event be later than 4:30 p.m. (CET) on January 31, 2018, which we refer to as the Long Stop Date (as extended, if applicable, at the election of Transocean one time for no more than 25 U.S. business days) for the purpose of soliciting additional proxies from shareholders for the election of the chairman of the board of directors of Songa Offshore to the board of directors of Transocean. References in this Prospectus to the Long Stop Date refer to the Long Stop Date as extended from time to time.

Q:   HOW WILL SONGA OFFSHORE SHAREHOLDERS BE NOTIFIED IF THE OFFER IS EXTENDED?

A:   Transocean will publish any notices of extension of the Offer Period by notification to the Oslo Stock Exchange. Notices will be deemed made when the Oslo Stock Exchange has published the notice through its information system. Transocean will without undue delay notify the Oslo Stock Exchange if the conditions of the Offer are met or waived or if the Offer is cancelled. Transocean will also issue a press release and otherwise comply with its obligations under U.S. law with respect to informing security holders of any material change in the information published, sent or given to security holders.

Q:   WHAT ARE THE CONDITIONS TO THE OFFER?

A:   The Offer will be subject to a number of conditions, including:

(1)	mininum acceptance of the Offer by more than 90% of the total share capital of Songa Offshore (on a fully diluted basis);
(2)	the receipt of government and regulatory approvals;
(3)	no court or governmental or regulatory intervention;

(4)	no issue of shares or equity instruments and no distributions by Songa Offshore;
(5)	no Material Adverse Change (as defined in the Transaction Agreement);
(6)	approval of the issuance of the Consideration Shares by Transocean’s shareholders and registration of the Consideration Shares with the commercial register;
(7)	listing of the Consideration Shares and the Shares issuable upon conversion of the Exchangeable Bonds on the NYSE;
(8)	the registration statement with respect to the Consisderation Shares and Exchangeable Bonds being declared effective by the SEC;
(9)	no inaccuracies in information provided;
(10)

compliance by Songa Offshore in all material respects with all covenants in the Transaction Agreement and no material breach by Songa Offshore of its representations and warranties in the Transaction Agreement; and

(11)	the election of the designee of Perestroika AS to the Transocean Board (the “Perestroika Designee”).

For more information on the conditions to the Offer, see “Terms of the Offer—Conditions for Completion of the Offer.” If the Offer has not become unconditional by the Long Stop Date (i.e., if all conditions have not been satisfied or waived, where permissible), the Offer will lapse and any tendered shares will be released by the Settlement Agent and returned to the relevant tendering shareholder.

Q:   WHEN DO YOU EXPECT THE OFFER TO BE COMPLETED AND WHEN WILL THE OFFER CONSIDERATION BE PAID?

A:   The timing for consummation of the Offer will depend on the satisfaction of the conditions to the Offer. As a result, there can be no certainty as to when, and whether, Transocean will be able to complete the Offer. If any of the conditions to the Offer have not been satisfied or, where permissible, waived, on or prior to 4:30 p.m. (CET) on the Long Stop Date, then the Offer will terminate. The conditions to the Offer are discussed in “Terms of the Offer—Conditions for Completion of the Offer.”

If the Offer is consummated, then Songa Offshore shareholders who validly tender during the Offer Period and do not properly withdraw their tendered Songa Shares will receive the Consideration Shares, Exchangeable Bonds and/or cash, as applicable, in settlement of the Offer promptly following the expiration of the Offer Period and, in any case, no later than 15 business days following the expiration of the Offer Period. We expect such settlement to occur within five business days following the expiration of the Offer Period.

The result of the Offer is expected to be published no later than the next business day following the expiration of the Offer Period.

After the expiration of the Offer Period, Songa Offshore shareholders may not withdraw their tendered shares. If the Offer is not completed, shareholders who have tendered their Songa Shares in the Offer will have the blocking of their shares terminated within three U.S. business days.

Q:   HOW WILL THE SONGA SHARES HELD BY SONGA OFFSHORE SHAREHOLDERS WHO DO NOT TENDER THEIR SHARES BE AFFECTED FOLLOWING THE OFFER?

A:   Following the completion of the Offer, the trading market for any remaining Songa Shares not exchanged in the Offer may be substantially limited compared with historic trading levels. As a result, the price for Songa Shares in the secondary market may decline following the completion of the Offer. Holders of Songa Shares who do not participate in the Offer may not be able to sell their Songa Shares at a favorable price, if at all, following the completion of the Offer.

In addition, Transocean intends to promptly apply to conduct a compulsory acquisition (squeeze-out) under the Cyprus Takeover Bids Law following completion of the Offer. However, Transocean may not be able to complete such a compulsory acquisition in a prompt manner, if at all. In addition, the tax treatment of the Exchangeable Bonds issued in the compulsory acquisition may differ from the tax treatment of the Exchangeable Bonds issued in the Offer. In that case any Exchangeable Bonds issued in the compulsory acquisition may not be fungible for trading purposes with Exchangeable Bonds issued in the Offer and may therefore trade in the secondary market at a lower price than Exchangeable Bonds issued in the Offer, and any such secondary market for Exchangeable Bonds issued in the compulsory acquisition may be significantly less liquid than any secondary market for Exchangeable Bonds issued in the Offer.

For a more complete discussion on potential consequences in the event that you decide not to tender your Songa Shares, see “Risk Factors—Risks Factors Related to the Offer.”

Q:   HAVE ANY SONGA OFFSHORE SHAREHOLDERS COMMITTED TO TENDER THEIR SHARES IN THE OFFER?

A:   In connection with the execution of the Transaction Agreement, Transocean obtained irrevocable undertakings from Songa Offshore shareholders beneficially owning approximately 76.6% of the Songa Shares (on a fully diluted basis) to tender their shares in the Offer, including a commitment from Songa Offshore’s largest shareholder, Perestroika AS.  For further detail, see “Terms of the Offer—Pre-acceptance Undertakings.”

Based on the number of Songa Shares outstanding as of October 31, 2017, in order to satisfy the condition that Songa Offshore shareholders holding a number of Songa Shares representing more than 90% of the total share capital of Songa Offshore, on a fully diluted basis, shall in the aggregate have accepted the Offer, a total of 172,898,975 Songa Shares must be tendered in the Offer. We expect that 146,517,811 Songa Shares will be tendered in the Offer pursuant to the pre-acceptance agreements received by Transocean, meaning that an additional 26,381,164 Songa Shares must be tendered to satisfy this condition.

Q:   HOW WILL SONGA OFFSHORE SHAREHOLDERS BE AFFECTED IN THE EVENT OF A SQUEEZE-OUT TRANSACTION?

A:   In the event of any “squeeze-out” transaction in which Transocean acquires the remaining Songa Shares not tendered in the Offer, such Songa Shares would be automatically converted into the right to receive adequate compensation as determined under the Cyprus Takeover Bids Law.

If the Offer is completed and Transocean, as a result of the Offer or otherwise, or any person acting in concert with Transocean, becomes the owner of Songa Shares representing more than 30% of the outstanding voting rights, Transocean will be required under Section 13 of the Cyprus Takeover Bids Law to make a mandatory offer for the remaining shares, unless Transocean, following completion of the Offer, holds at least 90% of the shares and votes in Songa Offshore and within three months resolves a compulsory acquisition (squeeze-out). The offer price for such mandatory offer must be equal to, or higher than, the highest price paid, or agreed to be paid, by Transocean or any person acting in concert with Transocean for the Songa Shares during the six-month period prior to the date on which the obligation to make a mandatory offer is triggered. If, as a result of the Offer or a subsequent mandatory offer,, Transocean acquires and holds 90% or more of the total issued Songa Shares representing 90% or more of the voting rights in Songa Offshore, Transocean intends to promptly carry out a compulsory acquisition of the remaining Songa Shares in accordance with the procedures outlined above. In accordance with Section 36(3) of the Cyprus Takeover Bids Law, the consideration to be offered in case of a compulsory acquisition should be in the same form and at least equal to the consideration given in the Offer, while in any case cash consideration must be offered as an alternative. See “Terms of the Offer—Additional Information—Mandatory Offer” and “Terms of the Offer—Additional Information—Compulsory Acquisition.”

Q:   HOW WILL REMAINING SONGA OFFSHORE SHAREHOLDERS BE AFFECTED IN THE EVENT THAT TRANSOCEAN IS UNABLE TO AFFECT A SQUEEZE-OUT TRANSACTION FOLLOWING COMPLETION OF THE OFFER?

A:   Unless we elect to waive the minimum tender condition, upon completion of the Offer, we will be the owner of Songa Shares representing more than 90% of the outstanding voting rights of Songa Offshore and intend to initiate a compulsory acquisition (squeeze-out) within three months following completion of the the Offer as described in “—Compulsory Acquisition” below.  If we elect to waive the minimum tender condition, we will extend the Offer and disseminate revised offer materials containing disclosure about the waiver and the impact of the lower acceptance level on the combined entity after the Offer. If the Offer is completed and Transocean, as a result of the Offer or otherwise, or any person acting in concert with Transocean, becomes the owner of Songa Shares representing more than 30% of the outstanding voting rights but less than 90%, Transocean will be required under Section 13 of the Cyprus Takeover Bids Law to make a mandatory cash offer for the remaining shares. See “—Mandatory Offer” below for further information on the applicable mandatory offer rules. A subsequent mandatory offer must include a cash alternative but is not required to include consideration in Consideration Shares and/or Exchangeable Bonds.

Transocean may seek a delisting of the shares of Songa Offshore from the Oslo Stock Exchange even if it does not hold 90% or more of the shares and voting rights in Songa Offshore following completion of the Offer. If Transocean no longer considers the listing of Songa Offshore's shares on the Oslo Stock Exchange appropriate, it may propose at a general meeting of Songa Offshore that the company apply for delisting of its shares from the Oslo Stock Exchange. Although there is no minimum requirement as to the percentage of shares and voting rights Transocean must hold in Songa Offshore, an application for delisting requires the approval of the same majority as required to amend Songa’s Articles of Association at a general meeting, which is 75% of votes present.  See “—Delisting from Oslo Stock Exchange” below for further information. An application for delisting will be approved or rejected by the Oslo Stock Exchange in accordance with the stock exchange rules, taking into account, among other things, the interests of minority shareholders. Whether an application for delisting will be approved in the event Transocean holds less than 90% of the shares in Songa Offshore is therefore uncertain. A delisting would not trigger a mandatory offer, squeeze-out or sell-out right under Norwegian law.

For as long as Songa Offshore remains listed, Songa Offshore will be subject to the Oslo Stock Exchange continuing obligations and the applicable requirements of the Norwegian Securities Trading Act of 29 June 2007 no. 75 (the “Norwegian Securities Trading Act”) and related secondary regulation, which imposes requirements on Songa Offshore to the benefit of remaining Songa Offshore shareholders, including, among others, financial and other reporting obligations and the duty to observe the principle of equal treatment of shareholders.

Q:   WHAT ARE THE RIGHTS OF REMAINING SONGA OFFSHORE SHAREHOLDERS IN THE EVENT TRANSOCEAN IS UNABLE TO EFFECT A SQUEEZE-OUT TRANSACTION FOLLOWING COMPLETION OF THE OFFER?

If the Offer is completed and Transocean does not hold 90% or more of the shares and voting rights in Songa Offshore, the Cypress Takeover Bids Law does not provide for any other means of compulsory acquisition or any squeeze-out rights if ownership levels are below 90%. Any remaining Songa Offshore shareholders will retain their existing rights, including preemptive rights, the right to receive dividends, transfer rights, rights to participate in Annual General Meetings of Songa Offshore (including the right to vote for directors and the right to participate in meetings convened for the purposes of alteration of Songa Offshore’s capital), liquidation rights and statutory inspection rights. For a complete discussion of these rights, see the discussions of the rights of Songa Offshore shareholders in “Comparison of Shareholder Rights.”

Q:   ARE APPRAISAL RIGHTS AVAILABLE IN THE COMBINATION?

A:   There are no appraisal rights relevant to the Offer under Norwegian or Cyprus law.In the event of a squeeze-out transaction following completion of the Offer, Cyprus law would provide for certain rights for the remaining 10% or fewer Songa Offshore shareholders. For more information, see “Comparison of Shareholder Rights—Appraisal Rights and Compulsory Acquisitions.”

Q:   WHAT WILL HAPPEN TO SONGA RESTRICTED STOCK UNITS IN THE OFFER?

A:   Certain members of the management of Songa Offshore own unvested restricted stock units that will accelerate in connection with the Offer. We currently expect that prior to the expiration of the Offer, the vesting of all unvested restricted stock rights held by Songa Offshore shareholders under the Songa Offshore Long-Term Incentive Plan will be accelerated, and these shares may be tendered in the Offer on the same basis as other Songa Shares. For more information see “Material Interests of Songa Offshore’s Board and Management in the Combination.”

Q:   WILL SONGA OFFSHORE SHAREHOLDERS BE OBLIGATED TO PAY ANY FEES OR COMMISSIONS TO EXCHANGE SONGA SHARES?

A:   Songa Offshore shareholders who hold their Songa Shares in Norwegian custody accounts will not incur any fees and expenses in connection with tendering their Songa Shares in the Offer (except for the costs of transmitting the declaration of acceptance to their custodian bank).

Q:   WILL SONGA OFFSHORE SHAREHOLDERS BE SUBJECT TO UNITED STATES FEDERAL INCOME TAX ON THE CONSIDERATION SHARES, EXCHANGEABLE BONDS AND CASH RECEIVED IN THE EXCHANGE OFFER?

A:   The exchange of Songa Shares for Shares, Exchangeable Bonds and, if elected, cash pursuant to the Offer will be a taxable transaction for United States federal income tax purposes. U.S. holders (as defined in “Material Tax Considerations—United States Taxation”) of Songa Shares generally will recognize gain or loss equal to the difference, if any, between (i) the sum of (A) the fair market value of any Shares received in exchange for such Songa Shares, determined in U.S. dollars, plus (B) the issue price, as determined for United States federal income tax purposes, of the Exchangeable Bonds received in exchange for such Songa Shares, plus (C) the U.S. dollar amount of any cash received in Norwegian kroner in exchange for such Songa Shares, plus (D) any cash received in lieu of any fractional Consideration Shares or Exchangeable Bonds and (ii) such U.S. holder’s adjusted tax basis in the Songa Shares. Provided that Songa Offshore is not treated as a passive foreign investment company for U.S. federal income tax purposes, any gain or loss recognized upon the exchange generally will be treated as capital gain or loss.

A non-U.S. holder (as defined in “Material Tax Considerations—United States Taxation”) will generally not be subject to United States federal income tax on gain recognized on exchange of Songa Shares pursuant to the exchange offer unless the gain is “effectively connected” with the non-U.S. holder’s conduct of a trade or business in the United States or the non-U.S. holder is an individual present in the United States for 183 or more days in the taxable year of the exchange, and certain other requirements are met.

The foregoing is a brief summary of United States federal income tax consequences only and is qualified by the description of United States federal income tax considerations in “Material Tax Considerations—United States Taxation.” Tax matters are very complicated, and the tax consequences of the exchange offer to a particular holder will depend in part on such holder’s circumstances. Accordingly, holders of Songa Shares are urged to consult their own tax advisors for a full understanding of the tax consequences of the exchange offer to them, including the applicability of United States federal, state, local and foreign income and other tax laws.

Q:   WILL SONGA OFFSHORE SHAREHOLDERS BE SUBJECT TO NORWEGIAN TAXATION ON THE SHARES, EXCHANGEABLE BONDS AND CASH RECEIVED IN THE OFFER?

A:   The exchange of Songa Shares for Shares, Exchangeable Bonds and cash pursuant to the Offer will be a taxable transaction for Norwegian income tax purposes for individual shareholders, while for corporate shareholders the transaction is expected to normally be tax exempt under the Norwegian exemption method. Norwegian individual holders (see “Material Tax Considerations—Norwegian Taxation—The Exchange of Songa Shares for Consideration”) of Songa Shares generally will recognize gain or loss equal to the difference, if any, between (i) the sum of (A) the fair market value of any Shares received in exchange for such Songa Shares, determined in NOK, plus (B) the issue price, as determined for Norwegian income tax purposes, of the Exchangeable Bonds received in the Offer, plus (C) the amount of any cash received in Norwegian kroner received in the Offer and (ii) such individual Norwegian holder’s tax basis in the Songa Shares exchanged. Any gain or loss recognized by a Norwegian holder in connection with the Offer generally will be treated as capital gain or loss.

Songa Offshore shareholders who are presently also holders of Shares or, following the consummation of the exchange offer, will become holders of Shares, may be taxed in Norway in connection with the receipt of future dividend income from Transocean (see “Material Tax Considerations—Norwegian Taxation—Dividend Distributions”) and the transfer of Shares (see “Material Tax Considerations—Norwegian Tax Considerations—Taxation of Gains on Disposals of Shares”), as well as interest earned and gains realized on the exchangeable bond.

Notwithstanding the description of certain aspects of taxation in Norway in “Material Tax Considerations—Norwegian Taxation,” shareholders may be liable to tax in other jurisdictions. In particular, shareholders with tax residency in Norway may be subject to an unlimited or limited tax liability in other jurisdictions, and shareholders that are subject to a limited tax liability in Norway may be liable to tax in the jurisdiction in which they are resident. A non-Norwegian holder will however generally not be subject to Norwegian income tax on gain recognized on the exchange of Songa Shares pursuant to the Offer unless the gain is connected with the non-Norwegian holder’s conduct of or participation in a business activity managed or exercised in or out of Norway.

For a more complete description of certain Norwegian tax consequences of the Combination, see “Material Tax Considerations—Norwegian Taxation.”

This summary is not intended to be a replacement for, nor should it be considered as, legal or tax advice. Shareholders of Songa Offshore are therefore strongly advised to consult their tax advisors regarding the tax consequences related to participation in the Offer and the holding and disposal of Shares. The specific tax situation of each shareholder can only be adequately addressed by individual tax advice.

Q:   WHAT PERCENTAGE OF TRANSOCEAN SHARES WILL FORMER HOLDERS OF SONGA SHARES OWN AFTER THE COMBINATION?

A:   The existing shareholders in Transocean will be diluted by up to 28.1% as a consequence of the Offer and issuance of the Consideration Shares to the Songa Offshore shareholders, assuming the following:

•

the issuance of approximately 68.6 million Shares as Consideration Shares and approximately USD [●] million aggregate principal amount of Exchangeable Bonds in the Offer (which assumes that (i) all outstanding SONG07 convertible bonds and Songa Offshore warrants are converted to and exercised for Songa Shares and tendered in the Offer, (ii) the acceleration of vesting and settlement of all restricted stock units issued under the Songa Offshore Long-Term Incentive Plan in Songa Shares that are subsequently tendered in the Offer, (iii) 100% of  Songa Offshore shareholders accept the Offer and (iv) no Songa shareholder elects the Cash Election), based upon an exchange ratio of 0.35724 Shares to be issued for each tendered Songa Share;
•

the issuance and subsequent exchange of approximately USD [●] million aggregate principal amount of Exchangeable Bonds to purchase certain outstanding Songa Offshore indebtedness in connection with the Combination; and

•	no additional capital increase by Songa Offshore is made after September 30, 2017.

Q:   IF THE OFFER IS COMPLETED, WILL THE CONSIDERATION SHARES AND THE EXCHANGEABLE BONDS ISSUED PURSUANT TO THE OFFER BE LISTED FOR TRADING?

A:   The Shares currently trade on the NYSE. Transocean will apply to list the Consideration Shares and the Exchangeable Bonds issued to Songa Offshore shareholders in the Offer on the NYSE. Consideration Shares and the Exchangeable Bonds will not be listed on any stock exchange in Norway. See “Risk Factors—Risks Related to the Shares” and “Risk Factors—Risks Related to the Exchangeable Bonds.”

Q:   DOES SONGA OFFSHORE SUPPORT THE OFFER AND THE COMBINATION?

A:   Yes. As a general rule, the board of directors of Songa Offshore is required to announce its view on the Offer in accordance with Section 6‑16 of the Norwegian Securities Trading Act no later than one week prior to the expiration of the Offer Period. As the Offer is initiated by Transocean in agreement with the board of directors of Songa Offshore, the Oslo Stock Exchange has instructed Songa Offshore to engage an independent advisor to issue a statement regarding the Offer pursuant to Section 6‑16 (4) of the Norwegian Securities Trading Act. Therefore Songa Offshore has engaged ABG Sundal Collier ASA to issue such independent statement on behalf of Songa Offshore. The independent statement is attached to this Prospectus as Annex D.

The board of directors of Songa Offshore has also issued a statement regarding the Offer; such statement is attached to this Prospectus as Annex E.

Q:   WHAT IS THE MARKET VALUE OF SONGA SHARES AS OF A RECENT DATE?

A:   The closing price of Songa Shares on the Oslo Stock Exchange on November 24, 2017 was NOK [   ].

Q:   IS TRANSOCEAN’S FINANCIAL CONDITION RELEVANT TO A SONGA OFFSHORE SHAREHOLDER’S DECISION TO TENDER ITS SONGA SHARES IN THE OFFER?

A:   Yes. Songa Offshore shareholders will receive Consideration Shares, Exchangeable Bonds and cash pursuant to the Cash Election (if applicable) in exchange for tendering their Songa Shares in the Offer. Therefore, Songa Offshore shareholders should consider Transocean’s financial condition before deciding to become a Transocean shareholder and a bondholder by accepting the Offer. Songa Offshore shareholders should also consider the effect that the Combination of Transocean and Songa Offshore may have on Transocean’s financial condition. In considering Transocean’s financial condition, Songa Offshore shareholders should review information relating to Transocean in this Prospectus, including the financial information incorporated by reference in this Prospectus, which also contain detailed business, financial and other information about Transocean.

Q:   WHERE CAN SONGA OFFSHORE SHAREHOLDERS FIND MORE INFORMATION ABOUT TRANSOCEAN AND SONGA OFFSHORE?

A:   Songa Offshore shareholders can find out information about Transocean and Songa Offshore from the sources described under “Where You Can Find More Information.” For certain information regarding Songa Offshore’s business and financial condition, see the sections of this Prospectus titled “Description of the Songa Offshore Business” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Songa Offshore.”

Q:   WHO CAN SONGA OFFSHORE SHAREHOLDERS CONTACT WITH ADDITIONAL QUESTIONS ABOUT THE OFFER?

A:   Songa Offshore shareholders can call the Settlement Agent with additional questions about the Offer:

Clarksons Platou Securities AS

Munkedamsveien 62c

N‑0270 Oslo

Norway

+47 22 01 63 00

Email: ecm.oslo@clarksons.com

SUMMARY

This summary highlights the material information in this Prospectus. To more fully understand the Combination and for a more complete description of the terms of the Offer and the other transactions contemplated by the Transaction Agreement, you should read carefully this entire document, including the exhibits, annexes, and documents incorporated by reference herein. For information on how to obtain these documents, see “Where You Can Find More Information.”

The Combination (page [•])

On August 13, 2017, Transocean entered into the Transaction Agreement with Songa Offshore, pursuant to which we are offering to acquire all of the Songa Shares through a voluntary tender offer in exchange for consideration per Songa Share consisting of (i) 0.35724 Consideration Shares issued by Transocean and (ii) USD 2.99726 principal amount of Exchangeable Bonds, to be issued by TINC and guaranteed by Transocean. As part of the Offer, each Songa Offshore shareholder may instead elect to receive the Cash Election in lieu of some or all of the Consideration Shares and Exchangeable Bonds such shareholder would otherwise be entitled to receive in the Offer. The aggregate amount of consideration paid to each Songa Offshore shareholder accepting the Offer shall be comprised, as near as possible, of 50% Consideration Shares and 50% Exchangeable Bonds, with any exercise by such shareholder of the Cash Election, if elected, being deducted first from the aggregate number of Exchangeable Bonds otherwise issuable to such shareholder and then from the aggregate number of Consideration Shares such shareholder would otherwise be entitled to receive in the Offer.

If the Offer is completed and we acquire Songa Shares representing 90% or more of the voting rights in Songa Offshore, we intend to initiate a compulsory acquisition (squeeze-out) of the remaining Songa Shares not owned by Transocean pursuant to article 36 of the Cyprus Takeover Bids Law (L.41(I)/2007), as amended, as soon as practicable following the completion of the Offer. A compulsory acquisition can be expected to be completed after 35 working days from completion of the Offer, provided that the required application is submitted to the Cyprus Securities and Exchange Commission immediately after completion and that the Cyprus Securities and Exchange Commission will make its decision on the application within 10 working days from its submission. It is expressly noted that this is an estimation only, as the process may be delayed due to several factors beyond the control of the Company. The Cyprus Securities and Exchange Commission is not subject to a time limit in deciding on the application, and no assurances can be given as to the exact duration of the compulsory acquisition process. See the section below “—Compulsory Acquisition” for further information.

Information About the Companies (see page [•])

Transocean Ltd.

Transocean Ltd. is the parent company of the Transocean Group of companies. Transocean was incorporated under the laws of Switzerland in 2008. Transocean has evolved to become a leading international provider of offshore contract drilling services for oil and gas wells. Transocean has approximately 4,930 employees worldwide.

Transocean’s registered and principal executive offices are located at Turmstrasse 30, CH‑6300 Zug, Switzerland and its telephone number at that location is +41 (41) 749 0500.

Transocean Inc.

Transocean Inc. is a corporation incorporated under the Companies Law of the Cayman Islands. The legal and commercial name is Transocean Inc. TINC was established in 1999 and registered in the Cayman Islands under the business registration number 89645. TINC’s principal executive offices are located at P.O. Box 10342, 70 Harbour Drive, 4th Floor, Grand Cayman, KY1‑1003, and its telephone number is +1 345 745 4500.

Songa Offshore SE

Songa Offshore SE, the parent company of the Songa Offshore group of companies, is a European public company organized under the laws of the Republic of Cyprus. Its predecessor company, Songa Offshore ASA, was incorporated in 2005 as a Norwegian public limited liability company and converted to an SE, by means of a merger between Songa Offshore ASA and Songa Offshore Cyprus Plc, in 2008. The principal business of the Songa Group is to own and operate drilling rigs to be used in exploration and production drilling. The Songa Group operates in the international oil-service industry within the offshore drilling sector, and owns a fleet of seven semi-submersible rigs. The Songa Group has approximately 908 employees worldwide.

Songa Offshore’s registered and principal executive offices are located at the Porto Bello building, Office 201, No 1 Siafi Street, 3042, Limassol, Cyprus, and its telephone number at that location is +357 2520 7700.

Risk Factors (see page [•])

The Combination, including the Offer, is subject to risks. You should carefully read and consider the risk factors in “Risk Factors” beginning on page [•].

Terms of the Offer (see page [•])

The summary below describes the principal terms and conditions of the Offer. Some of the terms and conditions described below are subject to important limitations and exceptions. You should carefully review “Terms of the Offer” and the Transaction Agreement, which contains a more detailed description of the terms and conditions to the Offer.

Issuer of Consideration Shares	Transocean Ltd.
Issuer of Exchangeable Bonds	TINC
Target	Songa Offshore SE

Subject Matter of the Offer	Transocean Ltd. seeks to acquire each of the issued and outstanding Songa Shares (on a fully diluted basis).

Consideration

For each Songa Share validly tendered in the Offer and not properly withdrawn, the Consideration will consist of a combination of the following:

1.    0.35724 Consideration Shares; and

2.    USD 2.99726 principal amount of the Exchangeable Bonds.

As part of the Offer, each Songa Offshore shareholder may instead elect the Cash Election in lieu of some or all of the Consideration Shares and Exchangeable Bonds such shareholder would otherwise be entitled to receive in the Offer.

Transocean will not issue any fractional Consideration Shares or fractional amounts of Exchangeable Bonds in the Offer. Each Songa Offshore shareholder who accepts the Offer and, following the completion of the Offer, any Songa Offshore shareholder in connection with a subsequent mandatory offer or compulsory acquisition (squeeze-out) (a) who would otherwise be entitled to receive a fraction of a Consideration Share will instead receive, for the fraction of a Consideration Share, an amount in cash based on the Reference Price, and (b) who would otherwise be entitled to receive a fractional amount of Exchangeable Bonds will instead receive, for the fractional amount of Exchangeable Bonds, an amount in cash based on USD 1,000, the principal amount per Exchangeable Bond, and in each case, paid in NOK, based on an exchange rate of 7.923 NOK per U.S. dollar which is the NOK/USD closing price at 4:00 p.m. CET as determined by Norges Bank, on August 14, 2017, the trading day immediately preceding the announcement of the Offer.

Adjustments to the Consideration

The number of Consideration Shares and Exchangeable Bonds shall each be adjusted appropriately to reflect the effect of any stock split, reverse stock split, stock dividend and other like change (including any dividend or distribution of securities exchangeable into Consideration Shares or Songa Shares), in accordance with the procedures set out in “Terms of the Offer—Amendments to the Offer.” If an adjustment is made, acceptances of the Offer received prior to such adjustment shall be deemed an acceptance of the Offer as revised.

Higher Consideration

Under the terms of the Offer, Transocean Ltd. (the “Offeror”) and any entity wholly owned directly or indirectly by Transocean shall not directly or indirectly acquire or enter into any agreement to acquire Songa Shares (in the open market or in privately negotiated transactions or otherwise) following announcement of the contemplated Offer until (i) the lapsing or withdrawal of the Offer or (ii) the completion of the Offer as contemplated by this Prospectus or, if relevant, expiration of a subsequent mandatory offer, at a consideration higher than the Offer Price without increasing the Offer Price for all Songa Shares included in the Offer so as to be at least equal to such higher consideration. Notwithstanding the foregoing, the Offer Price shall not be increased pursuant to the aforementioned as a result of (i) the payment of cash consideration (including the effect of any change in currency exchange rates) in any subsequent mandatory offer in accordance with the minimum Offer Price requirements as decided by the Oslo Stock Exchange, (ii) share price fluctuations during or after the Offer Period, as defined below, or (iii) the application of calculation principles by the Oslo Stock Exchange or any other governmental or regulatory authority to any subsequent mandatory offer that differs from the calculation principles specified in the Transaction Agreement.

Conditions for Completion of the Offer

The completion of the Offer is subject to the following conditions, each one of which may be waived by the Offeror fully or partly (at the Offeror’s sole discretion), provided, however, that condition (1) can only be waived to the extent the Offeror has received acceptances for more than 63% of the total share capital of Songa Offshore on a fully diluted basis (and cannot be waived if the Offeror has received acceptances for 63% or less of the total share capital of Songa Offshore on a fully diluted basis), and conditions (2), (6), (7), (8) or (11) can only be waived with the prior written consent of Songa Offshore:

1.    Minimum acceptance of more than 90%. On or prior to the expiration of the Offer Period, Songa Offshore shareholders shall in the aggregate have accepted the Offer subject to the terms and conditions of the Offer for a number of Songa Shares representing more than 90% of the total share capital of Songa Offshore, on a fully diluted basis (i.e., calculated based on the assumption that any and all outstanding warrants, convertible bonds and other securities convertible into or otherwise giving rights to new Songa Shares have been exercised in full regardless of the conditions for such exercise), and the same amount of votes, which can be exercised in the general meeting of Songa Offshore, and such acceptances shall remain valid and binding.

2.    Governmental and regulatory approvals. Any governmental, regulatory or other official approval and/or clearance, under any applicable laws or regulations, which are necessary for the completion of the Offer and the transactions contemplated hereunder, shall have been duly obtained without any conditions, unless such conditions are clearly insignificant in the context of (i) Transocean’s existing business operations in Norway or (ii) the expected benefits to Transocean of the acquisition of Songa Offshore.

3.    No intervention. No court or other governmental or regulatory authority of competent jurisdiction shall have taken any form of legal action (whether temporary, preliminary, or permanent) that restrains or prohibits the completion of the Offer or shall in connection with the Offer have imposed conditions upon Transocean, Songa Offshore or any of their respective subsidiaries, that Transocean in its sole discretion determines to be unduly burdensome.

4.    No issue of shares or equity instruments and no distributions. In the period from the announcement of the contemplated Offer until the settlement of the Offer there shall have been no changes or decisions to make changes to the share capital of Songa Offshore or its subsidiaries other than issuances of shares as required by the exercise of warrants or options or the conversion of convertible bonds and/or exercise of any other Songa Offshore securities, which are made in accordance with the terms of such agreements (which have been provided to Transocean prior to the entering into of the Transaction Agreement or the terms of which are otherwise publicly available) underlying such warrants, options, convertible bonds and/or other Songa Offshore securities and no issue or decision to issue any rights which entitle the holder to any form of equity interest in Songa Offshore or its subsidiaries, and Songa Offshore shall not have declared or made any dividends or other forms of distributions, in each case from the date of announcement of the contemplated Offer.

5.    No Material Adverse Change. Prior to completion of the Offer, there shall have been no Material Adverse Change. For these purposes, Material Adverse Change means any event, change, fact, condition, circumstance, development, occurrence or effect which, individually or together with any other event, change, fact, condition, circumstance, development, occurrence or effect, has, or would reasonably be expected to have, a material adverse effect upon (i) the condition (financial or otherwise), business, assets, liabilities or results of operations of Songa Offshore or Transocean, as the case may be, and its subsidiaries, taken as a whole, or (ii) the ability of Songa Offshore or Transocean, as the case may be, to perform its obligations under the Transaction Agreement or to consummate the Offer or the other transactions contemplated by the Transaction Agreement, provided that Material Adverse Change shall not be deemed to include an event, change, fact, condition, circumstance, development, occurrence or effect to the extent it relates to (A) the announcement of the Offer and the other transactions contemplated by the Offer; (B) the execution of, compliance with the terms of, or the taking of any action required by the Transaction Agreement, or the completion of the Offer and the other transactions contemplated by the Transaction Agreement; (C) any change in accounting requirements or principles or any change of laws of general applicability or the interpretation thereof, except to the extent disproportionally affecting Songa Offshore or Transocean, as the case may be, relative to peer companies operating in the industry, (D) changes in financial markets, interest rates, exchange rates, commodity prices or, except to the extent that such matters have an impact on Songa Offshore or Transocean, as the case may be, that to a material extent is disproportionate to the effect on other peer companies operating in the industry, other general economic conditions, (E) share price fluctuations or changes in third-party analyst estimates or projections (provided that the underlying cause of any such fluctuation or change may be considered in determining whether or not a Material Adverse Change has occurred or would reasonably be expected to occur to the extent not included in another exception herein), (F) acts of war, sabotage or terrorism, or any escalation or worsening of any such acts of war, sabotage or terrorism threatened or underway, except to the extent disproportionally affecting Songa Offshore or Transocean, as the case may be, relative to peer companies operating in the industry, (G) any changes resulting from non-cash impairment charges relating to the write-down or scrapping of existing oil rigs, or (H) with respect to Songa Offshore and its subsidiaries, (x) any matters reviewed as part of the due diligence conducted prior to the Transaction, including in particular any judgement, claim, development, fact circumstance or other occurrence in relation to Songa Offshore’s reported ongoing dispute with Daewoo Shipbuilding & Marine Engineering Co., Ltd. (“DSME”) and (y) any change in financial statements or other financial information or audit statements solely due to conversion of financial statements from IFRS to accounting principles generally accepted in the United States (“U.S. GAAP”) as part of the preparation or furnishing of information pursuant to the Transaction Agreement (provided that the underlying cause of any such changes (such as errors in accounting or material omissions) may be considered in determining whether or not a Material Adverse Change has occurred or would reasonably be expected to occur to the extent not included in another exception herein).

6.    Issue of Consideration Shares. (a) The extraordinary general meeting of the Transocean shareholders (the “Extraordinary General Meeting”) shall have approved (i) the issuance of the Consideration Shares and (ii) the creation of authorized share capital for the board of directors of Transocean (the “Transocean Board”) to be authorized to issue Shares in connection with a mandatory offer or a compulsory acquisition (if any) following the completion of the Offer, in each case with the necessary majority under Swiss law and Transocean’s articles of association (the “Articles of Association”), and (b) the Consideration Shares shall have been registered with the competent commercial register.

7.    Listing on NYSE. The NYSE shall have approved the Consideration Shares and the shares issuable upon exchange of the Exchangeable Bonds for listing on such exchange, subject to official notice of issuance.

8.    U.S. Securities Filings. One or more registration statements on Form S‑4 with respect to each of the Consideration Shares and the Exchangeable Bonds shall have been declared effective by the SEC, or a Form CB shall have been filed by Transocean with respect to the Offer.

9.    Accuracy of Provided Information. Nothing shall have come to the attention of the Offeror that has reasonably caused it to conclude that the information about Songa Offshore or its subsidiaries provided to the Offeror, whether provided by Songa Offshore or any of its representatives or contained in any publicly filed financial statement or stock exchange notice by Songa Offshore is, when viewed in context and together with all such information and reporting, inaccurate, misleading or incomplete (a) in any material respect or (b) in the case of information regarding the capitalization of Songa Offshore, other than for immaterial inaccuracies or omissions.

10.  Compliance with Covenants. Songa Offshore shall have complied in all material respects with its obligations under the Transaction Agreement, and no material breach by Songa Offshore of its representations and warranties under the Transaction Agreement shall have occurred.

11.  Election of the Perestroika Designee. Perestroika’s designee to serve on the Transocean Board (the “Perestroika Designee”) shall have been elected to the Transocean Board at the Extraordinary General Meeting.

Offer Period

The shareholders of Songa Offshore may accept the Offer in the period from and including [●] to and including [●], 2017 at 4:30 p.m. (CET) (as extended from time to time). Transocean may in its sole discretion, and subject to approval from the Oslo Stock Exchange, extend the Offer Period (one or more times), however not beyond [●], 2018 at 4:30 p.m. (CET). Any extensions of the Offer Period will be announced prior to the expiration of the Offer Period. When referring to the Offer Period in this Prospectus, this refers to the Offer Period as extended from time to time. If the Offer Period is extended, the other dates referred to herein may be changed accordingly and any received Acceptance Forms will remain binding for the length of the extension. Except as prohibited by the Transaction Agreement and applicable law, Transocean may, at its sole discretion and at any time, decide to cancel the Offer.

Long Stop Date

If the Offer has not become unconditional by 4:30 p.m. (CET) on the Long Stop Date, the Offer shall lapse and any tendered shares shall be released by Transocean, provided, however, that the Long Stop Date may be extended at the election of Transocean one time for no more than a total of 25 U.S. business days to the extent deemed necessary, at Transocean’s sole discretion, for the purpose of soliciting additional proxies from shareholders for the election at the Extraordinary General Meeting of the Perestroika Designee. With respect to any extension by Transocean, Transocean will, prior to such extension, publicly confirm the fulfilment of all other conditions for completion of the Offer (other than conditions (3), (4) and (9) in “—Conditions for Completion of the Offer”). However, with respect to condition (10) under “—Conditions for Completion of the Offer,” if a willful breach by Songa Offshore of any agreement or covenant in the Transaction Agreement occurs solely on or after the Long Stop Date, then such condition (10) shall not be satisfied and, in such event, Transocean reserves all of its rights with respect thereto (including completion of the Offer) to determine the satisfaction or waiver of such condition.

Settlement

The result of the Offer is expected to be published no later than the next business day following the expiration of the Offer Period (subject to possible extensions) in accordance with the procedures described under “Terms of the Offer—Notices.”

Transfer of the Songa Shares tendered to the settlement agent (who is authorized to transfer the shares to Transocean), and delivery of the Consideration Shares, Exchangeable Bonds and cash, as applicable, to Songa Offshore shareholders, in settlement of the Offer, will be made promptly following the expiration of the Offer Period and, in any case, no later than 15 U.S. business days after the expiration of the Offer Period. Accordingly, if the Offer Period expires on or about [●], we expect to issue and pay the Consideration Shares, Exchangeable Bonds and cash, as applicable, on or about [●]. We expect that the Consideration Shares and Exchangeable Bonds issued in the Offer will be listed as of the date when settlement occurs. If the Offer Period is extended, the settlement and listing dates will be similarly extended.

Upon contribution of the Songa Shares to the Company, (i) the relevant number of Consideration Shares and Exchangeable Bonds will be deposited with Computershare Trust Company, N.A. and Computershare, Inc., acting collectively as paying and distribution agent for the Offer (the “Distribution Agent”) and (ii) cash sufficient to pay all cash consideration and cash in lieu of fractional Consideration Shares and Exchangeable Bonds will be deposited with the settlement agent, in each case for distribution in accordance with the procedures described below to each Songa Offshore shareholder whose Songa Shares are acquired by the Company in the Offer.

Songa Offshore shareholders who have tendered shares in the Offer and not validly withdrawn such acceptance remain bound by their acceptance until settlement has occurred or Transocean notifies the Oslo Stock Exchange in accordance with the procedures set out in “Terms of the Offer—Notices” that the Offer has been cancelled.

Settlement Agent	Clarksons Platou Securities AS, Munkedamsveien 62c, N‑0270 Oslo, Norway, is the Settlement Agent in connection with the Offer.

Distribution Agent	Computershare Trust Company, N.A. and Computershare, Inc., 250 Royall Street, Canton, Massachusetts 02021, are the Distribution Agent in connection with the Offer.

Transocean’s Reasons for the Combination (see page [•])

At a meeting held on August 11, 2017, after due consideration and consultation, the Transocean Board unanimously approved (i) the total consideration of NOK 47.50 per Songa Share and (ii) the Combination and the transactions contemplated thereby. In reaching its determination, the Transocean Board considered a number of factors in connection with its evaluation of the proposed transaction, including significant strategic opportunities and potential synergies, as generally supporting its decision to enter into the Transaction Agreement and proceed with the transactions contemplated thereby. See “The Combination—Background and Reasons for the Combination—Transocean’s Reasons for the Combination” for a discussion of the factors considered by the Transocean Board.

Songa Offshore’s Reasons for the Combination (see page [●])

The Songa Board (with the exception of Songa Offshore directors Mr. Mohn and Mr. Mikkelsen, who were excused from voting on whether to approve the Transaction Agreement) unanimously determined to enter into the Transaction Agreement and recommend that Songa Offshore’s shareholders accept the Offer.  In addition to consulting with Songa Offshore management and its financial and legal advisors, the Songa Board considered a number of factors when evaluating the transaction. See “The Combination—Background and Reasons for the Combination—Songa Offshore’s Reasons for the Combination” for a discussion of the factors considered by the Songa Board.

The Transaction Agreement (see page [•])

The terms and conditions of the Combination are contained in the Transaction Agreement, which is attached as Annex A to this Prospectus and incorporated into this Prospectus by reference. Transocean urges you to read the full text of the Transaction Agreement because it is the legal document between Transocean and Songa Offshore that governs the Combination.

Material Interests of Songa Offshore’s Board and Management in the Combination (see page [•])

Some of the members of the Songa Offshore board of directors (the “Songa Board”) and the Songa Offshore executive officers may have interests in the Combination that are different from, or in addition to, the interests of the Songa Offshore shareholders. These interests may include, but are not limited to, the treatment of restricted share units or other equity instruments owned by certain Songa Offshore executive officers under Songa Offshore’s long-term incentive plan (the “Songa Offshore Long-Term Incentive Plan”), or cash severance and other benefits under change in control arrangements. Additionally, Songa Offshore’s executive officers are expected to continue their employment with the combined company under the terms of their current employment agreements following the closing of the Combination through December 31, 2017. These interests also include Transocean’s agreement to nominate the Perestroika Designee to the Transocean Board (subject to the election of Frederik W. Mohn, the Chairman of the Songa Board, as the Perestroika Designee at the Extraordinary General Meeting). As of August 14, 2017, members of the Songa Board and the Songa Offshore executive officers and their affiliates, excluding Perestroika AS (“Perestroika”), owned 361,160 Songa Shares in the aggregate, representing 0.3 percent of the issued Songa Shares. In addition, the Perestroika Designee is the sole owner of Perestroika, Songa Offshore’s largest shareholder. As of October 31, 2017, Perestroika held 59,489,590 Songa Shares and SONG07 convertible bonds convertible into 27,556,518 Songa Shares. Perestroika also holds approximately NOK 330 million principal amount of SONG04 bonds issued by Songa Offshore that will be purchased by Transocean at a price of 103.5% and a USD 50 million loan to Songa Offshore that will be purchased by Transocean at a price of 100%, each in connection with the completion and settlement of the Offer. See “Terms of the Offer—Refinancing of Certain Songa Offshore Indebtedness.”

Comparison of Shareholders’ Rights (see page [•])

The rights of Transocean shareholders are governed by Swiss law and Transocean’s Articles of Association. In addition, Transocean is subject to the rules and regulations of the SEC and the NYSE that, among other things, regulate the solicitation of proxies and provide for additional shareholder rights requirements. The rights of Songa Offshore shareholders are governed by Cyprus law and Songa Offshore’s memorandum of association and articles of association (“Songa’s Articles of Association”). Copies of Transocean’s Articles of Association and Songa’s Articles of Association are available, without charge, by following the instructions listed under “Where You Can Find More Information.”

As a result of the Combination, holders of Songa Shares will become shareholders of Transocean and their rights as shareholders will be governed by Swiss law and Transocean’s Articles of Association. There are many differences between the rights of Songa Offshore shareholders and those of Transocean shareholders.

Material Tax Considerations of the Combination (see page [•])

Tax matters are very complicated, and the tax consequences of the Offer to a particular holder will depend in part on such holder’s circumstances. Accordingly, holders of Songa Shares are urged to consult their own tax advisors for a full understanding of the tax consequences of the Offer to them, including the applicability of United States federal, state, local and foreign income and other tax laws.

Certain Material U.S. Income Tax Considerations

The exchange of Songa Shares for Consideration Shares and Exchangeable Bonds (and, to the extent shareholders elect the Cash Election, cash) pursuant to the Offer will be a taxable transaction for United States federal income tax purposes. U.S. holders of Songa Shares that participate in the Offer generally will recognize gain or loss equal to the difference, if any, between (i) the sum of (A) the fair market value of any Consideration Shares received in the Offer, determined in U.S. dollars, plus (B) the issue price, as determined for United States federal income tax purposes, of the Exchangeable Bonds received in the Offer, plus (C) the U.S. dollar amount of any cash received in Norwegian kroner in the Offer, plus (D) any cash received for any fractional Consideration Shares or Exchangeable Bonds and (ii) such U.S. holder’s adjusted tax basis in the Songa Shares exchanged. Provided that Songa Offshore is not treated as a passive foreign investment company for U.S. federal income tax purposes, any gain or loss recognized by a U.S. holder in connection with the Offer generally will be treated as capital gain or loss.

A non-U.S. holder will generally not be subject to United States federal income tax on gain recognized on the exchange of Songa Shares pursuant to the Offer unless the gain is “effectively connected” with the non-U.S. holder’s conduct of a trade or business in the United States or the non-U.S. holder is an individual present in the United States for 183 or more days in the taxable year of the exchange, and certain other requirements are met.

The foregoing is a brief summary of United States federal income tax consequences only and is qualified by the description of United States federal income tax considerations in “Material Tax Considerations—United States Taxation.”

Certain Material Norwegian Tax Considerations

The exchange of Songa Shares for Consideration Shares, Exchangeable Bonds (and, to the extent shareholders elect the Cash Election, cash) pursuant to the Offer will be a taxable transaction for Norwegian income tax purposes for individual shareholders, while for corporate shareholders the transaction is expected to normally be tax exempt under the Norwegian exemption method. Norwegian individual holders of Songa Shares that participate in the Offer generally will recognize gain or loss equal to the difference, if any, between (i) the sum of (A) the fair market value of any Consideration Shares received in the Offer, determined in NOK, plus (B) the issue price, as determined for Norwegian income tax purposes, of the Exchangeable Bonds received in the Offer, plus (C) the amount of any cash received in Norwegian kroner received in the Offer and (ii) such individual Norwegian holder’s tax basis in the Songa Shares exchanged. Any gain or loss recognized by a Norwegian holder in connection with the Offer generally will be treated as capital gain or loss.

A non-Norwegian holder will generally not be subject to Norwegian income tax on gain recognized on the exchange of Songa Shares pursuant to the Offer unless the gain is connected with the non-Norwegian holder’s conduct of or participation in a business activity managed or exercised in or out of Norway.

The foregoing is a brief summary of Norwegian tax consequences only and is qualified by the description of Norwegian tax considerations in “Material Tax Considerations—Norwegian Taxation.”

Certain Material Swiss Tax Considerations

The exchange of Songa Shares for the Consideration is not subject to Swiss Federal withholding tax. The exchange of Songa Shares for the Consideration may be subject to Swiss securities transfer tax of up to 0.3 per cent. If such transfer tax will be due, it will be borne by Transocean.

The foregoing is a brief summary of Swiss tax consequences only and is qualified by the description of Swiss tax considerations in “Material Tax Considerations—Swiss Taxation.”

Terms of the Exchangeable Bonds

The following overview provides a summary of the main terms applicable to the Exchangeable Bonds. The full terms in respect of the Exchangeable Bonds are described in further detail under “Description of Transocean Exchangeable Bonds.”

Issuer	Transocean Inc.
Guarantor	Transocean Ltd.
Securities Offered	USD [●] aggregate principal amount of 0.5% Exchangeable Senior Bonds due 2022.
Currency	USD.
ISIN/CUSIP	[●].

Interest Rate/Yield	0.5% per annum. Interest on the Exchangeable Bonds will be calculated on the basis of a 360-day year consisting of twelve 30-day months.
Maturity Date	[●], 2022.

Permitted Denominations	USD 1,000.

Amortization	Amortization in full on the Maturity Date.
Ranking

The Exchangeable Bonds will constitute senior unsecured debt of TINC and will rank:

●    equally with its senior unsecured debt from time to time outstanding;

●    senior to its subordinated debt from time to time outstanding; and

●    effectively junior to its secured debt and to all debt and other liabilities of its subsidiaries from time to time outstanding.

Transocean’s guarantee will rank equally with all of its other unsecured and subordinated debt from time to time outstanding.

Guarantee	All present and future obligations of TINC under the Exchangeable Bonds are guaranteed in full by Transocean. The guarantee is unconditional.
Principal Amount

Up to USD [●] principal amount of Exchangeable Bonds will be issued in the Offer and up to USD [●] principal amount of Exchangeable Bonds will be issued in connection with the refinancing of certain Songa Offshore indebtedness as described under “Terms of the Offer—Refinancing of Certain Songa Offshore Indebtedness.” Exchangeable Bonds issued in connection with the refinancing of that Songa Offshore indebtedness will initially be issued as restricted securities for U.S. regulatory purposes and will initially bear a different CUSIP securities identifier than the Exchangeable Bonds issued in the Offer. Additionally, any Exchangeable Bonds issued in exchange for Songa Shares in any compulsory acquisition following the Offer may not be fungible for trading purposes with Exchangeable Bonds issued in the Offer (in which case they would bear a different CUSIP securities identifier).

Interest Payment Dates	[●] and [●] of each year, beginning [●], 2018.
Exchange Rights

Unless previously exchanged, purchased or cancelled, holders may exchange their Exchangeable Bonds at the applicable exchange rate for the Shares at any time after the initial issue date and prior to the close of business on the business day immediately preceding the maturity date.

Additional Amounts

Subject to specified exceptions, if the issuer or guarantor is required by law to withhold any tax from any payment in respect of the Exchangeable Bonds the amount of the payment due will be grossed up to such amount as is (after giving effect to the required withholding) equal to the payment that would have been received if no withholding had been required.

If a Tax Event (as defined below) occurs and a holder of the Exchangeable Bonds does not elect to exchange, or cause repurchase of, its Exchangeable Bonds following such Tax Event, neither Transocean nor TINC will be required to pay additional amounts with respect to payments made in respect of such Exchangeable Bonds following such Tax Event, and all subsequent payments in respect of such Exchangeable Bonds will be subject to any tax required to be withheld or deducted under the laws of a relevant taxing jurisdiction.

Exchange Rate	The exchange rate will be 97.29756 Shares per USD 1,000 principal amount of Exchangeable Bonds, subject to adjustment as described below.
Exchange Settlement

Transocean will settle each USD 1,000 principal amount of Exchangeable Bonds surrendered for exchange by delivering, on the third trading day immediately following the exchange date (or, in the case of an exchange in connection with a Fundamental Change (as defined below), on the fifth trading day immediately following the exchange date), a number of Shares equal to the exchange rate in effect on the exchange date. Cash will be delivered in lieu of any fractional shares.

Adjustments to Exchange Rate

The exchange rate will be adjusted in the following circumstances:

If a holder elects to exchange its Exchangeable Bonds in connection with a Fundamental Change (as defined below) or a Tax Event (as defined below), the exchange rate applied to that exchange will be increased based on the make-whole premium applicable to the Fundamental Change or Tax Event.

For exchanges in connection with a Fundamental Change due to a Change of Control (as defined below), the increased exchange rate will be determined as follows:

COCER         =     OER multiplied by (1 +(EP x (c/t))), where

COCER         =     Exchange Rate applicable to exchanges in connection with the applicable Change of Control

OER              =     Exchange Rate otherwise applicable at such time, before giving effect to the increase resulting from the applicable Change of Control

EP                 =     22.50%

c                    =     the number of days from and including the date of the Fundamental Change to but excluding the maturity date

t                    =     the number of  days from and including the issue date to but excluding the maturity date

For exchanges in connection with a Fundamental Change due to a Listing Failure Event, the increased exchange rate will be determined as follows:

LFER            =     OER multiplied by (1 +(EP x (c/t))), where

LFER            =     Exchange Rate applicable to exchanges in connection with the applicable Listing Failure Event

OER              =     Exchange Rate otherwise applicable at such time, before giving effect to the increase resulting from the applicable Listing Failure Event

EP                 =     22.50%

c                    =     the number of days from and including the date of the listing failure event to but excluding the maturity date

t                     =     the number of  days from and including the issue date to but excluding the maturity date

For exchanges in connection with a Tax Event, the number of additional shares will be determined as follows:

TEER            =     OER multiplied by (1 +(EP x (c/t))), where

TEER            =      Exchange Rate applicable to exchanges in connection with the applicable Tax Event

OER              =     Exchange Rate otherwise applicable at such time, before giving effect to the increase resulting from the applicable Tax Event

EP                 =     22.50%

c                    =     the number of days from and including the date of the Tax Event to but excluding the maturity date

t                     =    the number of  days from and including the issue date to but excluding the maturity date

The indenture also includes customary exchange rate adjustments for certain corporate events, including dividends, stock splits and recapitalizations of the guarantor.

Redemption of the Exchangeable Bonds at TINC’s Option	TINC will have no option to redeem the Exchangeable Bonds.
Repurchase of the Exchangeable Bonds at the Option of the Holder

Holders of the Exchangeable Bonds will have the right to require TINC to repurchase all or a portion of such holder’s Exchangeable Bonds upon a Fundamental Change or upon the occurrence of certain adverse changes in tax laws resulting in a Tax Event Offer to Repurchase.

In the event of a Fundamental Change due to a Change of Control Event, Exchangeable Bonds will be repurchased at a price in cash equal to 101% of the principal amount of the Exchangeable Bonds to be repurchased, plus any accrued and unpaid interest to, but excluding, the repurchase date.

In the event of a Fundamental Change due to a Listing Failure Event, or of a Tax Event Offer to Repurchase, Exchangeable Bonds will be repurchased at a price in cash equal to 100% of the principal amount of the Exchangeable Bonds to be repurchased, plus any accrued and unpaid interest to, but excluding, the repurchase date.

In the event of any repurchase due to a Fundamental Change, settlement of any exchange will be five business days following the exchange date.

Use of Proceeds

The Company will not receive any cash proceeds from the Offer. The Exchangeable Bonds will serve as:

•     part settlement of the purchase of NOK [●] Senior Unsecured Callable Bond issued by Songa Offshore under ISIN NO0010628753 (SONG04);

•     part settlement of the purchase of NOK [●] Senior Unsecured Callable Bond issued by Songa Offshore under ISIN NO0010649403 (SONG05);

•     settlement of the purchase of USD 50,000,000 loan provided by Perestroika AS to Songa Offshore; and

•     part consideration for Transocean’s acquisition of the shares of Songa Offshore.

Global Form

The Exchangeable Bonds will be evidenced by one or more global securities deposited with the trustee as custodian for DTC. The global securities will be registered in the name of Cede & Co., as DTC’s nominee.

Material U.S. Federal Income Tax Considerations

You should consult your tax advisor with respect to the U.S. federal income tax consequences of owning the Exchangeable Bonds and the Shares into which the Exchangeable Bonds may be exchanged in light of your own particular situation and with respect to any tax consequences arising under the laws of any state, local, foreign or other taxing jurisdiction. See “Material Tax Considerations.”

Listing of the Exchangeable Bonds

TINC intends to apply to list the Exchangeable Bonds on the NYSE and will cause the Exchangeable Bonds to be listed on that exchange or Nasdaq within 60 days of their initial issue date. The guarantor’s shares are listed for trading on the NYSE under the ticker symbol “RIG.”

Trustee and Paying Agent

Wells Fargo Bank, National Association will serve as trustee (the “Trustee”), paying agent (the “Paying Agent”) and exchange agent (the “Exchange Agent”) with regard to the Exchangeable Bonds. The Trustee, Paying Agent and Exchange Agent is not a representative of the holders of the Exchangeable Bonds. The Trustee, Paying Agent and Exchange Agent will act only in accordance with the requirements of the indenture governing the Exchangeable Bonds.

Governing Law and Jurisdiction	New York law will govern the indenture and the Exchangeable Bonds.

SUMMARY SELECTED FINANCIAL DATA OF TRANSOCEAN

The selected financial data as of December 31, 2016 and 2015 and for each of the three years in the period ended December 31, 2016 have been derived from the audited consolidated financial statements included in “Item 8. Financial Statements and Supplementary Data” of Transocean’s annual report on Form 10‑K for the year ended December 31, 2016 (the “2016 Annual Report”). The selected financial data as of December 31, 2014, 2013 and 2012, and for each of the two years in the period ended December 31, 2013 have been derived from Transocean’s accounting records. The selected financial data as of September 30, 2017 and for the nine-month periods ended September 30, 2017 and 2016 have been derived from the unaudited condensed consolidated financial statements included in “Item 1. Financial Statements” of Transocean’s quarterly report on Form 10‑Q for the quarterly period ended September 30, 2017 (the “3Q17 Quarterly Report”).

The selected financial data should be read in conjunction with the sections titled “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the audited consolidated financial statements and the notes thereto included under “Item 8. Financial Statements and Supplementary Data” of the 2016 Annual Report, “Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the unaudited condensed consolidated financial statements and notes thereto included in “Item 1. Financial Statements” of the 3Q17 Quarterly Report and Transocean’s financial statements and related notes and other financial information incorporated by reference in this Prospectus.

	Nine months ended September 30,		Years ended December 31,
	(unaudited)
	2017	2016	2016(1)	2015	2014(2)	2013	2012
	(In millions of U.S. dollars, except per share data)
Statement of operations data
Operating revenues	$2,344	$3,187	$4,161	$7,386	$9,185	$9,246	$8,942
Operating income (loss)	(2,516)	816	1,132	1,365	(1,347)	2,203	1,588
Income (loss) from continuing operations	(2,995)	570	827	895	(1,880)	1,428	765
Net income (loss)	(2,995)	570	827	897	(1,900)	1,437	(278)
Net income (loss) attributable to controlling interest	(3,016)	535	778	865	(1,839)	1,434	(291)
Per share earnings (loss) from continuing operations
Basic	$(7.72)	$1.44	$2.08	$2.36	$(5.02)	$3.92	$2.11
Diluted	(7.72)	1.44	2.08	2.36	(5.02)	3.92	2.11

Balance sheet data (at end of period)
Total assets	$22,441		$26,889	$26,431	$28,676	$32,759	$34,534
Debt due within one year	799		724	1,093	1,032	323	1,365
Long-term debt	6,501		7,740	7,397	9,019	10,329	11,035
Total equity	12,803		15,805	15,000	14,104	16,719	15,803

Other financial data
Cash provided by operating activities	$887	$1,278	$1,911	$3,445	$2,220	$1,918	$2,708
Cash used in investing activities	(46)	(1,056)	(1,313)	(1,932)	(1,828)	(1,658)	(389)
Cash provided by (used in) financing activities	(1,176)	(27)	115	(1,809)	(1,000)	(2,151)	(1,202)
Capital expenditures	386	1,072	1,344	2,001	2,165	2,238	1,303
Distributions of qualifying additional paid-in capital	—	—	—	381	1,018	606	276
Per share distributions of qualifying additional paid-in capital	—	—	—	1.05	2.81	1.68	0.79

(1)

In December 2016, as contemplated by the Agreement and Plan of Merger, dated July 31, 2016 (the “2016 Agreement and Plan of Merger”), Transocean Partners LLC (“Transocean Partners”) and one of our subsidiaries completed the merger, with Transocean Partners becoming a wholly owned indirect subsidiary of Transocean. Each Transocean Partners common unit that was issued and outstanding immediately prior to the closing, other than units held by Transocean and its subsidiaries, was converted into the right to receive 1.20 of our shares. To complete the merger, we issued 23.8 million shares from conditional capital.

In August 2014, Transocean completed an initial public offering to sell a noncontrolling interest in Transocean Partners, which was formed on February 6, 2014, by Transocean Partners Holdings Limited, a Cayman Islands company and our wholly owned subsidiary.

SUMMARY SELECTED FINANCIAL DATA OF SONGA OFFSHORE

The following table sets forth selected historical consolidated financial information for Songa Offshore. The selected consolidated financial data of Songa Offshore as of and for the year ended December 31, 2016 has been derived from Songa Offshore’s audited consolidated financial statements as of and for the year ended December 31, 2016 (the “Songa Consolidated Financial Statements”) included elsewhere in this Prospectus, which have been prepared in accordance with International Financial Reporting Standards (the “IFRS”), as issued by the International Accounting Standards Board (the “IASB”). The selected consolidated financial data of Songa Offshore as of December 31, 2015 and for each of the two years in the period then ended has been derived from Songa Offshore’s unaudited consolidated financial statements included in this Prospectus, which have been prepared in accordance with IFRS, as issued by the IASB. The financial information presented of Songa Offshore as of December 31, 2014, 2013 and 2012, and for each of the two years in the period ended December 31, 2013 has been derived from the accounting records of Songa Offshore.

The financial information presented for Songa Offshore is not directly comparable to the financial data of Transocean because Transocean’s consolidated financial statements have been prepared in accordance with U.S. GAAP. The selected historical consolidated financial information of Songa Offshore as of September 30, 2017 and for the nine-month periods ended September 30, 2017 and 2016 have been derived from the unaudited interim condensed consolidated financial statements of Songa Offshore included elsewhere in this Prospectus, which have been prepared in accordance with IFRS, as issued by the IASB. The unaudited financial statements include all adjustments, consisting of normal recurring accruals, which Songa Offshore considers necessary for a fair presentation of the financial position and the results of operations for these periods. The selected historical consolidated financial information of Songa Offshore presented below is not necessarily indicative of the results of operations or financial condition that may be expected for any future period or date. The selected historical consolidated financial information presented below should be read in conjunction with Songa Offshore’s audited consolidated financial statements and unaudited interim condensed consolidated financial statements and notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Songa Offshore” included in this Prospectus.

	Nine months ended September 30,		Years ended December 31,
	(unaudited)			(unaudited)
	2017	2016	2016(1)	2015	2014	2013	2012
	(In millions of U.S. dollars, except per share data)
Income statement data
Total revenue	$509	$566	$753	$513	$495	$562	$585
Operating expenses(2)	(213)	(223)	(303)	(231)	(298)	(350)	(394)
Depreciation	(138)	(132)	(177)	(126)	(114)	(140)	(124)
Impairment	(7)	(118)	(145)	(521)	(65)	(92)	(330)
Profit (loss) before tax	37	(13)	(47)	(432)	(57)	(102)	(295)
Income tax (expense) credit	(1)	2	(41)	(37)	—	(57)	(10)
Profit (loss) for the year	36	(11)	(88)	(470)	(57)	(159)	(305)
Earnings (loss) per share, basic(3)	0.30	(0.17)	(1.12)	(44.25)	(5.38)	(0.74)	(1.59)
Earnings (loss) per share, diluted(3)	0.21	(0.17)	(1.12)	(44.25)	(5.38)	(0.74)	(1.59)
Weighted average number of shares at year end (000)(3)	122,302	66,637	78,239	10,616	10,524	216,319	191,660

(1)

Songa Offshore’s audited consolidated financial statements as of and for the year ended December 31, 2016 have been adjusted for the effects of the restatement more fully described in note 3 to the Songa Consolidated Financial Statements included in this Prospectus.

(2)	Operating expenses includes general and administrative expenses and reimbursable costs for the period presented.

(3)

Songa Offshore performed a 100:1 reverse share split on December 12, 2016. The share split was retrospectively applied to the 2015 and 2014 unaudited annual comparative periods presented in the Songa Consolidated Financial Statements included elsewhere in this Prospectus. The reserve share split affects comparability of the basic and diluted EPS between years. Refer to Note 13 “Earnings per share” and Note 20 “Issued capital” of the Songa Offshore 2016 consolidated financial statements included elsewhere in this Prospectus for further information on the reverse share split and earnings per share calculation.

	Nine months ended
	September 30,	Years ended December 31,
	(unaudited)		(unaudited)
	2017	2016(1)	2015	2014	2013	2012
	(In millions of U.S. dollars, except per share data)
Balance sheet data
Cash and cash equivalents	$125	$176	$168	$236	$440	$38
Rigs, machinery and equipment	2,972	3,092	1,964	1,063	1,028	1,372
Newbuilds	—	—	869	731	583	507
Current assets	261	305	295	332	743	748
Current liabilities	(332)	(377)	(445)	(391)	(512)	(715)
Working capital	(71)	(72)	(150)	(59)	231	33

Total liabilities	$(2,427)	$(2,652)	$(2,677)	$(1,271)	$(1,358)	$(1,792)
Total assets	3,247	3,412	3,250	2,307	2,439	2,739
Total equity	820	760	573	1,036	1,081	947

Cash flow from operating activities	$221	$318	$144	$42	$46	$306
Cash flow (used in)/from investing activities	(23)	(595)	(1,649)	(126)	367	(735)
Cash flow (used in)/from financing activities	(235)	329	1,374	(113)	(19)	381

(1)

Songa Offshore’s audited consolidated financial statements as of and for the year ended December 31, 2016 have been adjusted for the effects of the restatement more fully described in note 3 to the Songa Consolidated Financial Statements included in this Prospectus.

UNAUDITED COMPARATIVE PER SHARE DATA

The table below summarizes unaudited per share information for Transocean and Songa Offshore on a historical basis. You should read the information below together with the financial statements and related notes of Transocean incorporated by reference and the financial statements and related notes of Songa Offshore appearing elsewhere in this Prospectus.

The information below is being provided for informational purposes only. You should not rely on this historical information as being indicative of the future results of operations data as of any future date or for any future period. The historical net book value per share is computed by dividing total shareholders’ equity by the number of shares outstanding at the end of the period.

	Nine months ended September 30, 2017	Year ended December 31, 2016
Transocean historical per share data
Basic earnings (loss) per share	$(7.72)	$2.08
Diluted earnings (loss) per share	$(7.72)	$2.08
Cash dividends declared per share	$—	$—
Net book value per share (at end of period)	$32.72	$40.58

Songa Offshore historical per share data (continuing operations)(1)	Nine months ended September 30, 2017	Year ended December 31, 2016
Basic earnings/(loss) per share	$0.30	$(1.12)
Diluted earnings/(loss) per share	$0.21	$(1.12)
Cash dividends declared per share	$—	$—
Net book value per share (at end of period)	$5.96	$6.74

(1)	Derived from Songa Offshore’s historical financial statements presented under IFRS as issued by the IASB included elsewhere in this Prospectus.

COMPARATIVE MARKET PRICE AND DIVIDEND INFORMATION

Comparative Historical Market Price Information

The Shares are listed for trading on the NYSE under the symbol “RIG.” Songa Shares are listed for trading on the Oslo Stock Exchange under the symbol “SONG.”

The following table sets forth the high and low reported sale prices for Shares and Songa Shares, as well as the dividends declared for the shares of each, as applicable, for the periods shown as reported on the NYSE or the Oslo Stock Exchange, respectively.

As of October 31, 2017, there were 391,213,324 Shares outstanding, which excludes 3,588,666 issued shares that are held by Transocean or its subsidiaries, and 137,641,567 Songa Shares outstanding. As of such date, Transocean had 6,052 shareholders of record and Songa Offshore had [•] shareholders of record.

	Transocean ($)			Songa Offshore (NOK)(1)
	High	Low	Dividend paid per share	High	Low	Dividend paid per share
Year Ended December 31, 2017
First Quarter	16.16	11.69	—	33.70	30.70	—
Second Quarter	13.04	7.67	—	32.80	28.00	—
Third Quarter	10.84	7.20	—	57.00	31.00	—
Fourth Quarter (through November 24, 2017)	11.58	9.93	—	64.50	55.50	—
Year Ended December 31, 2016
First Quarter	13.48	7.67	—	121.00	29.00	—
Second Quarter	12.05	8.34	—	41.00	15.00	—
Third Quarter	13.03	8.68	—	35.00	17.00	—
Fourth Quarter	16.66	9.1	—	33.50	18.00	—
Year Ended December 31, 2015(2)
First Quarter	20.65	13.28	0.75	177.00	135.00	—
Second Quarter	21.9	14.44	0.15	173.00	143.00	—
Third Quarter	16.2	11.26	0.15	154.00	91.00	—
Fourth Quarter	17.19	11.95	—	148.00	89.00	—

(1)	2015 and 2016 share prices adjusted for December 2016 100:1 reverse share split.
(2)	In 2015, Transocean allowed shareholders to receive dividends in Swiss francs or U.S. dollars.

Dividends

Transocean

All Shares have equal rights to dividends. The holders of Shares are entitled to receive dividends as are lawfully declared on Shares by a general meeting of Transocean’s shareholders. No cash dividends were paid on Shares during the first nine months of 2017 or during fiscal years 2016 and 2015. Transocean’s ability to pay future cash dividends will (a) depend on our results of operations, financial condition, cash requirements and other relevant factors, (b) be subject to shareholder approval, (c) be subject to restrictions contained in our credit facilities and other debt covenants, (d) be affected by our plans regarding share repurchases or noncash shareholder distributions and (e) be subject to restrictions imposed by Swiss law, including the requirement that sufficient distributable profits from the previous year or freely distributable reserves must exist. Transocean does not expect to pay cash dividends in the foreseeable future.

Songa Offshore

All shares in Songa Offshore have equal rights to dividends. Pursuant to Regulation 112 of Songa’s Articles of Association and provided that Songa Offshore has sufficient distributable profits, Songa Offshore may, at a general meeting of its shareholders, declare by ordinary resolution (simple majority) dividends to be paid out of profits and to be distributed to the shareholders pro rata based on their holdings in Songa Offshore but no dividend will exceed the amount recommended by the Songa Board. The Songa Board may declare interim dividends as appear to the Songa Board to be justified by the profits of Songa Offshore (Regulation 113 of Songa’s Articles of Association). Songa Offshore’s current ability to pay dividends is restricted by contractual arrangements including restrictions under its different loan agreements. Over time, when and as Songa Offshore has adequate financial resources, declaration of dividends will be considered by the Songa Board. Songa Offshore has not paid any dividends for any of the years from 2010 to 2016.

Recent and Comparative Market Price Information

The following table sets forth the closing sale price per Share and Songa Share as reported on the NYSE and the Oslo Stock Exchange, respectively, as of August 14, 2017, the last trading day before the public announcement of the contemplated Combination, and as of November 24, 2017, the most recent practicable trading day prior to the date of this Prospectus. The table also shows the implied value of the consideration proposed for each Songa Share as of the same dates which amounts are calculated by multiplying the closing sales prices for shares of Shares by 0.7145, representing the approximate per share value of the Consideration that a Songa Offshore shareholder will be entitled to receive as of such dates, in exchange for each Songa Share they hold at the effective time of the Combination.

The market prices of Shares and Songa Shares fluctuate, and the value of the Consideration will fluctuate with the market price of the Shares. No assurance can be given concerning the market prices of Shares and Songa Shares before the completion of the Combination or Shares after the completion of the Offer. Because the exchange ratio is fixed in the Transaction Agreement, the market value of the Shares that Songa Offshore shareholders will receive in connection with the Offer may vary significantly from the prices shown in the table below. Accordingly, you are urged to obtain current market quotations of Shares and Songa Shares before making any decision with respect to the proposals in this Prospectus.

	Transocean shares (close)	Songa Offshore shares (close)	Equivalent per share value
August 14, 2017	$8.39	NOK 34.00	$5.99
November 24, 2017	$10.07	NOK 59.25	$7.20

Exchange Rates

The following tables show for the years ended December 31, 2012 through December 31, 2016, the low, high, average and period exchange rate U.S. dollars per Norwegian krone.

	Exchange Rates
Year	Low	High	Average(1)	Period End
	(One U.S. dollar per NOK)
2012	5.5349	6.1471	5.8210	5.5664
2013	5.4438	6.2154	5.8768	6.0837
2014	5.8611	7.6111	6.3018	7.4332
2015	7.3593	8.8090	8.0739	8.8090
2016	7.9766	8.9578	8.3987	8.6200

•	The average of the rates on the last business day of each month during the applicable period.

The table below shows the high and low noon buying rates in U.S. dollars for Norwegian kroner for each month during the six months prior to the date of this Prospectus:

Month(1)	Low	High
May	8.3361	8.6781
June	8.3852	8.5366
July	7.9347	8.3825
August	7.7121	7.9877
September	7.7192	7.9726
October	7.8906	8.2161

(1)	The average of the daily rates on each business day during the applicable period.

The rates presented above may differ from the actual rates used in the preparation of Transocean’s financial statements and other financial information appearing in this document. Our inclusion of such rates is not meant to suggest that the U.S. dollar amounts actually represent Norwegian kroner amounts or that such amounts could have been converted to U.S. dollars at any particular rate, if at all.

RISK FACTORS

An investment in the Company and TINC involves risks. Before making an investment decision with respect to the Offer and the Company, investors should carefully consider the risk factors and all information contained in this Prospectus, including the financial statements and related notes incorporated herein by reference. The risks and uncertainties described in this section are the principal known risks and uncertainties faced by the Group as of the date hereof that the Company believes are material to an investment in the Company. The absence of negative past experience associated with any given risk does not mean that the risks and uncertainties described herein should not be considered prior to making an investment decision in respect of the Company. If any of the following risks were to materialize, individually or together with other circumstances, they could have a material and adverse effect on the Group or its business, financial condition, results of operations, cash flows or prospects, which could cause a decline in the value and trading price of the Shares and/or Exchangeable Bonds, resulting in the loss of all or part of an investment in the same. The order in which the risks are presented does not reflect the likelihood of their occurrence or the magnitude of their potential impact on the Group’s business, financial condition, results of operations, cash flows or prospects.

Risks Related to the Business of the Group

The Group’s drilling contracts may be terminated due to a number of events, and, during depressed market conditions, the Group’s customers may seek to repudiate or renegotiate their contracts

Certain of the Group’s drilling contracts with customers may be cancellable at the option of the customer upon payment of an early termination payment. Such payments may not, however, fully compensate the Group for the loss of the contract. Drilling contracts also customarily provide for either automatic termination or termination at the option of the customer typically without the payment of any termination fee, under various circumstances such as non-performance, as a result of significant downtime or impaired performance caused by equipment or operational issues, or sustained periods of downtime due to force majeure events. Many of these events are beyond the Group’s control. During periods of depressed market conditions, the Group is subject to an increased risk of the Group’s customers seeking to repudiate their contracts, including through claims of non-performance. The Group is at continued risk of experiencing early contract terminations in the current weak commodity price environment as operators look to reduce their capital expenditures. During the years ended December 31, 2016 and 2015, the Group’s customers early terminated or cancelled contracts for eight and five of the Group’s rigs, respectively, and these rigs currently remain idle. The Group’s customers’ ability to perform their obligations under their drilling contracts, including their ability to fulfill their indemnity obligations to the Group, also may be negatively impacted by an economic downturn. The Group’s customers, which include national oil companies, often have significant bargaining leverage over the Group. If customers cancel some of the Group’s contracts, and the Group is unable to secure new contracts on a timely basis and on substantially similar terms, or if contracts are suspended for an extended period of time or if a number of the contracts are renegotiated, it could adversely affect the Group’s consolidated statement of financial position, results of operations or cash flows.

The Group’s current backlog of contract drilling revenue may not be fully realized, which may have a material adverse impact on the Group’s consolidated statement of financial position, results of operations or cash flows

At October 26, 2017, the Group’s contract backlog was approximately USD 9.4 billion. This amount represents the firm term of the drilling contract multiplied by the contractual operating rate, which may be higher than the actual day rate the Group receives or the Group may receive other day rates included in the contract, such as waiting on weather rate, repair rate, standby rate or force majeure rate. The contractual operating day rate may also be higher than the actual day rate the Group receives because of a number of factors, including rig downtime or suspension of operations.

Several factors could cause rig downtime or a suspension of operations, including:

•	breakdowns of equipment and other unforeseen engineering problems;
•	work stoppages, including labor strikes;
•	shortages of material and skilled labor;
•	surveys by government and maritime authorities;
•	periodic classification surveys;
•	severe weather, strong ocean currents or harsh operating conditions; and
•	force majeure events.

In certain drilling contracts, the day rate may be reduced to zero or result in customer credit against future day rate if, for example, repairs extend beyond a stated period of time. The Group’s contract backlog includes signed drilling contracts and, in some cases, other definitive agreements awaiting contract execution. The Group may not be able to realize the full amount of the Group’s contract backlog due to events beyond the Group’s control. In addition, some of the Group’s customers have experienced liquidity issues in the past and these liquidity issues could be experienced again if commodity prices decline to lower levels for an extended period of time. Liquidity issues and other market pressures could lead the Group’s customers to go into bankruptcy or could encourage the Group’s customers to seek to repudiate, cancel or renegotiate these agreements for various reasons (see above “—The Group’s drilling contracts may be terminated due to a number of events, and, during depressed market conditions, the Group’s customers may seek to repudiate or renegotiate their contracts”). The Group’s inability to realize the full amount of the Group’s contract backlog may have a material adverse effect on the Group’s consolidated statement of financial position, results of operations or cash flows.

The Group’s operating and maintenance costs will not necessarily fluctuate in proportion to changes in the Group’s operating revenues

The Group’s operating and maintenance costs will not necessarily fluctuate in proportion to changes in the Group’s operating revenues. Costs for operating a rig are generally fixed or only semi-variable regardless of the day rate being earned. In addition, should the Group’s rigs incur unplanned downtime while on contract or idle time between drilling contracts, the Group will not always reduce the staff on those rigs because the Group could use the crew to prepare the rig for its next contract. During times of reduced activity, costs reductions may not be immediate because portions of the crew may be required to prepare rigs for stacking, after which time the crew members may be assigned to active rigs or released. As the Group’s rigs are mobilized from one geographic location to another, the labor and other operating and maintenance costs can vary significantly. In general, labor costs increase primarily due to higher salary levels and inflation. Equipment maintenance costs fluctuate depending upon the type of activity the unit is performing and the age and condition of the equipment, and these costs could increase for short or extended periods as a result of regulatory or customer requirements that raise maintenance standards above historical levels. Contract preparation costs vary based on the scope and length of contract preparation required and the duration of the firm contractual period during which such expenditures are amortized.

The Group’s business involves numerous operating hazards, and the Group’s insurance and indemnities from its customers may not be adequate to cover potential losses from the Group’s operations

The Group’s operations are subject to the usual hazards inherent in the drilling of oil and gas wells, such as, blowouts, reservoir damage, loss of production, loss of well control, lost or stuck drill strings, equipment defects, craterings, fires, explosions and pollution. Contract drilling requires the use of heavy equipment and exposure to hazardous conditions, which may subject the Group to liability claims by employees, customers and other parties. These hazards can cause personal injury or loss of life, severe damage to or destruction of property and equipment, pollution or environmental damage, claims by third parties or customers and suspension of operations. The Group’s offshore fleet is also subject to hazards inherent in marine operations, either while on site or during mobilization, such as capsizing, sinking, grounding, collision, piracy, damage from severe weather and marine life infestations.

The South China Sea, the Northwest Coast of Australia and the U.S. Gulf of Mexico area are subject to typhoons, hurricanes or other extreme weather conditions on a relatively frequent basis, and the Group’s drilling rigs in these regions may be exposed to damage or total loss by these storms, some of which may not be covered by insurance. The occurrence of these events could result in the suspension of drilling operations, damage to or destruction of the equipment involved and injury to or death of rig personnel. Some experts believe global climate change could increase the frequency and severity of these extreme weather conditions. Operations may also be suspended because of machinery breakdowns, abnormal drilling conditions, subcontractors’ failure to perform or supply goods or services, or personnel shortages. The Group customarily provides contract indemnity to the Group’s customers for certain claims that could be asserted by the Group relating to damage to or loss of the Group’s equipment, including rigs, and claims that could be asserted by the Group or the Group’s employees relating to personal injury or loss of life.

Damage to the environment could also result from the Group’s operations, particularly through spillage of hydrocarbons, fuel, lubricants or other chemicals and substances used in drilling operations, or extensive uncontrolled fires. The Group may also be subject to property damage, environmental indemnity and other claims by oil and natural gas companies. Drilling involves certain risks associated with the loss of control of a well, such as blowout, cratering, the cost to regain control of or re-drill the well and remediation of associated pollution. The Group’s customers may be unable or unwilling to indemnify the Group against such risks. In addition, a court may decide that certain indemnities in the Group’s current or future drilling contracts are not enforceable. The law generally considers contractual indemnity for criminal fines and penalties to be against public policy, and the enforceability of an indemnity as to other matters may be limited.

The Group’s insurance policies and drilling contracts contain rights to indemnity that may not adequately cover the Group’s losses, and the Group does not have insurance coverage or rights to indemnity for all risks. The Group has two main types of insurance coverage: (1) hull and machinery coverage for physical damage to the Group’s property and equipment and (2) excess liability coverage, which generally covers offshore risks, such as personal injury, third-party property claims, and third-party non-crew claims, including wreck removal and pollution. The Group generally has no hull and machinery insurance coverage for damages caused by named storms in the U.S. Gulf of Mexico. The Group maintains per occurrence deductibles that generally range up to USD 10 million for various third-party liabilities and an additional aggregate annual deductible of USD 50 million, which is self-insured through the Group’s wholly owned captive insurance company. The Group also retains the risk for any liability exceeding the Group’s USD 750 million excess liability coverage. However, pollution and environmental risks generally are not completely insurable.

If a significant accident or other event occurs that is not fully covered by the Group’s insurance or by an enforceable or recoverable indemnity, the occurrence could adversely affect the Group’s consolidated statement of financial position, results of operations or cash flows. The amount of the Group’s insurance may also be less than the related impact on enterprise value after a loss. The Group’s insurance coverage will not in all situations provide sufficient funds to protect the Group from all liabilities that could result from its drilling operations. The Group’s coverage includes annual aggregate policy limits. As a result, the Group generally retains the risk for any losses in excess of these limits. The Group generally does not carry insurance for loss of revenue, and certain other claims may also not be reimbursed by insurance carriers. Any such lack of reimbursement may cause the Group to incur substantial costs. In addition, the Group could decide to retain more risk in the future, resulting in higher risk of losses, which could be material. Moreover, the Group may not be able to maintain adequate insurance in the future at rates that the Group considers reasonable or be able to obtain insurance against certain risks.

Recent developments in Swiss corporate governance may affect the Company’s ability to attract and retain top executives

On January 1, 2014, subject to certain transitional provisions, the Swiss Federal Council Ordinance Against Excessive Compensation at Public Companies (the “Ordinance”) became effective. The Ordinance, among other things, (a) requires a binding shareholder “say on pay” vote with respect to the compensation of members of the Company’s executive management and the Transocean Board, (b) generally prohibits the making of severance, advance, transaction premiums and similar payments to members of the Company’s executive management and the Transocean Board, and (c) requires a mandatory one-year term of the Transocean Board and the amendment of the Company’s Articles of Association to specify various compensation-related matters. At the 2014 annual general meeting, the Company’s shareholders approved amendments to the Company’s Articles of Association that implement the requirements of the Ordinance, and at each of the Company’s 2015, 2016 and 2017 annual general meetings the Company’s shareholders approved in a binding “say on pay” vote the compensation of members of the Company’s executive management and the Transocean Board. At the 2017 annual general meeting, the Company’s shareholders approved the maximum aggregate compensation of (1) the Transocean Board for the period between the 2017 annual general meeting and the 2018 annual general meeting and (2) the Company’s Executive Management Team for the year ending December 31, 2018. The Company’s shareholders will be asked to approve such matters for successive one-year periods at subsequent annual general meetings. The Ordinance further provides for criminal penalties against directors and members of executive management in case of noncompliance with certain of its requirements. The Ordinance may negatively affect the Company’s ability to attract and retain executive management and members of the Transocean Board.

Corporate restructuring activity, divestitures, acquisitions and other business combinations and reorganizations could adversely affect the Group’s ability to achieve the Group’s strategic goals

The Group has undertaken and continues to seek appropriate opportunities for restructuring the Group’s organization, engaging in strategic acquisitions, divestitures and other business combinations in order to optimize the Group’s fleet and strengthen the Group’s competitiveness. The Group faces risks arising from these activities, which could adversely affect the Group’s ability to achieve its strategic goals. For example:

•

the Group may be unable to realize the growth or investment opportunities, improvement of the Group’s financial position and other expected benefits by these activities in the expected time period or at all;

•	transactions may not be completed as scheduled or at all due to legal or regulatory requirements, market conditions or contractual and other conditions to which such transactions are subject;
•

unanticipated problems could also arise in the integration or separation processes, including unanticipated restructuring or separation expenses and liabilities, as well as delays or other difficulties in transitioning, coordinating, consolidating, replacing and integrating personnel, information and management systems, and customer products and services; and

•	the diversion of management and key employees’ attention may detract from the Group’s ability to increase revenues and minimize costs.

Certain transactions may result in other unanticipated adverse consequences.

Failure to recruit and retain key personnel could hurt the Group’s operations

The Group depends on the continuing efforts of key members of the Group’s management, as well as other highly skilled personnel, to operate and provide technical services and support for the Group’s business worldwide. Historically, competition for the personnel required for drilling operations has intensified as the number of rigs activated, added to worldwide fleets or under construction increased, leading to shortages of qualified personnel in the industry and creating upward pressure on wages and higher turnover. The Group may experience a reduction in the experience level of the Group’s personnel as a result of any increased turnover and ongoing staff reduction initiatives, which could lead to higher downtime and more operating incidents, which in turn could decrease revenues and increase costs. If increased competition for qualified personnel were to intensify in the future the Group may experience increases in costs or limits on operations.

Significant part or equipment shortages, supplier capacity constraints, supplier production disruptions, supplier quality and sourcing issues or price increases could increase the Group’s operating costs, decrease the Group’s revenues and adversely impact the Group’s operations

The Group’s reliance on third-party suppliers, manufacturers and service providers to secure equipment, parts, components and sub-systems used in the Group’s operations exposes the Group to volatility in the quality, prices and availability of such items. A disruption in the deliveries from third-party suppliers, manufacturers or service providers, capacity constraints, production disruptions, price increases, quality control issues, recalls or other decreased availability of parts and equipment could adversely affect the Group’s ability to meet its commitments to customers, adversely impact the Group’s operations and revenues or increase the Group’s operating costs.

The Group’s labor costs and the operating restrictions under which the Group operates could increase as a result of collective bargaining negotiations and changes in labor laws and regulations

Approximately 28% of the Group’s total workforce, working primarily in Angola, Brazil, Norway and the U.K. are represented by, and some of the Group’s contracted labor work under, collective bargaining agreements, substantially all of which are subject to annual salary negotiation. These negotiations could result in higher personnel expenses, other increased costs or increased operational restrictions as the outcome of such negotiations apply to all offshore employees not just the union members. Legislation has been introduced in the U.S. Congress that could encourage additional unionization efforts in the U.S., as well as increase the chances that such efforts succeed. Additional unionization efforts, if successful, new collective bargaining agreements or work stoppages could materially increase the Group’s labor costs and operating restrictions.

Failure to comply with anti-bribery statutes, such as the U.S. Foreign Corrupt Practices Act and the U.K. Bribery Act 2010, could result in fines, criminal penalties, drilling contract terminations and an adverse effect on the Group’s business

The U.S. Foreign Corrupt Practices Act (“FCPA”), the U.K. Bribery Act 2010 (“Bribery Act”) and similar anti-bribery laws in other jurisdictions, generally prohibit companies and their intermediaries from making improper payments for the purpose of obtaining or retaining business. The Group operates in many parts of the world that have experienced corruption to some degree and, in certain circumstances, strict compliance with anti-bribery laws may conflict with local customs and practices. If the Group is found to be liable for violations under the FCPA, the Bribery Act or other similar laws, either due to the Group’s acts or omissions or due to the acts or omissions of others, including the Group’s partners in various joint ventures, the Group could suffer from civil and criminal penalties or other sanctions, which could have a material adverse effect on the Group’s business, financial condition and results of operations. In addition, investors could negatively view potential violations, inquiries or allegations of misconduct under the FCPA, the Bribery Act or similar laws, which could adversely affect the Group’s reputation and the market for the Group’s shares.

The Group could also face fines, sanctions and other penalties from authorities in the relevant jurisdictions, including prohibition of the Group’s participation in or curtailment of business operations in those jurisdictions and the seizure of rigs or other assets. Additionally, the Group could also face other third-party claims by agents, shareholders, debt holders, or other interest holders or constituents of the Group. Further, disclosure of the subject matter of any investigation could adversely affect the Group’s reputation and the Group’s ability to obtain new business from potential customers or retain existing business from the Group’s current customers, to attract and retain employees and to access the capital markets. The Group’s customers in relevant jurisdictions could seek to impose penalties or take other actions adverse to the Group’s interests, and the Group may be required to dedicate significant time and resources to investigate and resolve allegations of misconduct, regardless of the merit of such allegations.

Regulation of greenhouse gases and climate change could have a negative impact on the Group’s business

A number of scientific studies suggests that emissions of certain gases, including greenhouse gases, carbon dioxide and methane, may be contributing to warming of the earth’s atmosphere and other climatic changes. In response to such studies, the issue of climate change and the effect of greenhouse gas emissions, in particular emissions from fossil fuels, are attracting increasing attention worldwide.

In the U.S., the U.S. Environmental Protection Agency has begun adopting and implementing a comprehensive suite of regulations to restrict emissions of greenhouse gases under existing provisions of the Clean Air Act. In addition, a number of other federal, state and regional efforts have focused on tracking or reducing greenhouse gas emissions. Efforts have also been made and continue to be made in the international community toward the adoption of international treaties or protocols that would address global climate change issues. In December 2015, the U.S. joined the international community at the 21st Conference of the Parties of the United Nations Framework Convention on Climate Change in Paris, France, however at the date of this Prospectus the U.S.’ participation in such arrangement is in doubt. Nevertheless, the resulting Paris Agreement calls for the parties to undertake “ambitious efforts” to limit the average global temperature and to conserve and enhance sinks and reservoirs of greenhouse gases. The Paris Agreement, if ratified, establishes a framework for the parties to cooperate and report actions to reduce greenhouse gas emissions.

Because the Group’s business depends on the level of activity in the offshore oil and gas industry, existing or future laws, regulations, treaties or international agreements related to greenhouse gases and climate change, including incentives to conserve energy or use alternative energy sources, could have a negative impact on the Group’s business if such laws, regulations, treaties or international agreements reduce the worldwide demand for oil and gas or limit drilling opportunities. In addition, such laws, regulations, treaties or international agreements could result in increased compliance costs or additional operating restrictions, which may have a negative impact on the Group’s business.

The Group is subject to litigation that, if not resolved in the Group’s favor and not sufficiently insured against, could have a material adverse effect on the Group

The Group is subject to a variety of disputes, investigations and litigation. Certain of the companies in the Group are named as defendants in numerous lawsuits alleging personal injury as a result of exposure to asbestos or toxic fumes or resulting from other occupational diseases, such as silicosis, and various other medical issues that can remain undiscovered for a considerable amount of time. Some of these companies in the Group that have been put on notice of potential liabilities have no assets. Further, the Group’s patent for dual-activity technology has been successfully challenged in certain jurisdictions, and the Group has been accused of infringing other patents. Other companies in the Group are subject to litigation relating to environmental damage. The Group cannot predict the outcome of the cases involving those companies or the potential costs to resolve them. Insurance may not be applicable or sufficient in all cases, insurers may not remain solvent, policies may not be located, and liabilities associated with the Macondo well incident may exhaust some or all of the insurance available to cover certain claims. Suits against non-asset-owning companies in the Group have and may in the future give rise to alter ego or successor-in-interest claims against the Group and the Group’s asset-owning subsidiaries to the extent a Group Company is unable to pay a claim or insurance is not available or sufficient to cover the claims. The Group is subject to litigation with certain of the Group’s customers. The Group is also subject to a number of significant tax disputes. To the extent that one or more pending or future litigation matters is not resolved in the Group’s favor and is not covered by insurance, a material adverse effect on the Group’s financial results and condition could result.

The Group’s information technology systems are subject to cybersecurity risks and threats

The Group depends on digital technologies to conduct the Group’s offshore and onshore operations, to collect payments from customers and to pay vendors and employees. Threats to the Group’s information technology systems associated with cybersecurity risks and cyber-incidents or attacks continue to grow. In addition, breaches to the Group’s systems could go unnoticed for some period of time. Risks associated with these threats include disruptions of certain systems on the Group’s rigs; other impairments of the Group’s ability to conduct the Group’s operations; loss of intellectual property, proprietary information or customer data; disruption of the Group’s customers’ operations; loss or damage to the Group’s customer data delivery systems; and increased costs to prevent, respond to or mitigate cybersecurity events. If such a cyber-incident were to occur, it could have a material adverse effect on the Group’s business, financial condition, cash flows and results of operations.

Public health threats could have a material adverse effect on the Group’s operations and its financial results

Public health threats, such as Severe Acute Respiratory Syndrome, severe influenza and other highly communicable viruses or diseases, outbreaks of which have already occurred in various parts of the world in which the Group operates, could adversely impact the Group’s operations, the operations of the Group’s customers and the global economy, including the worldwide demand for oil and natural gas and the level of demand for the Group’s services. Quarantine of personnel or inability to access the Group’s offices or rigs could adversely affect the Group’s operations. Travel restrictions or operational problems in any part of the world in which the Group operates, or any reduction in the demand for drilling services caused by public health threats in the future, may materially impact operations and adversely affect the Group’s financial results.

A change in tax laws, treaties or regulations, or their interpretation, of any country in which the Group has operations, are incorporated or are resident could result in a higher tax rate on the Group’s worldwide earnings, which could result in a significant negative impact on the Group’s earnings and cash flows from operations

The Group operates worldwide. Consequently, the Group is subject to changes in applicable tax laws, treaties or regulations in the jurisdictions in which the Group operates, which could include laws or policies directed toward companies organized in jurisdictions with low tax rates. A material change in the tax laws, treaties or regulations, or their interpretation or application, of any country in which the Group has significant operations, or in which the Group is incorporated or resident, could result in a higher effective tax rate on the Group’s worldwide earnings and such change could be significant to the Group’s financial results.

In the U.S., major tax reform is under consideration. Recently, a bill was introduced in the U.S. House of Representatives that, if enacted, would impose a 20% excise tax on certain deductible payments (including bareboat charter hire) made by a U.S. corporation to a foreign affiliate if such payments were subject to a reduced rate of U.S. withholding tax under a U.S. income tax treaty. In addition, legislative tax proposals intending to eliminate some perceived tax advantages of companies that have legal domiciles outside the U.S., but have certain U.S. connections, have repeatedly been introduced in the U.S. Congress. Recent examples include, but are not limited to, legislative proposals that would broaden the circumstances in which a non-U.S. company would be considered a U.S. resident, including the use of “management and control” provisions to determine corporate residency, and proposals that could override certain tax treaties and limit treaty benefits on certain payments by U.S. subsidiaries to non-U.S. affiliates. Any material change in tax laws or policies, or their interpretation, resulting from such legislative proposals or inquiries could result in a higher effective tax rate on the Group’s worldwide earnings and such change could have a material adverse effect on the Group’s consolidated statement of financial position, results of operations or cash flows.

In a referendum held on February 12, 2017, Swiss voters rejected a corporate tax legislative proposal that would have abolished certain cantonal tax privileges as well as implement other significant changes to existing tax laws and practices starting in 2019. These legislative proposals were in response to certain guidance from and demands by the European Union and the Organization for Economic Co-operation and Development (the “OECD”). Switzerland must now give consideration to a revised corporate tax reform proposal. Switzerland’s implementation of any material change in tax laws or policies or its adoption of new interpretations of existing tax laws and rulings could result in a higher effective tax rate on the Group’s worldwide earnings and such change could have a material adverse effect on the Group’s consolidated statement of financial position, results of operations or cash flows.

Similarly, in October 2015, the OECD issued its action plan of tax reform measures that called for member states to take action to prevent “base erosion and profit shifting.” Some of these measures impact transfer pricing, requirements to qualify for tax treaty benefits, and the definition of permanent establishments depending on each jurisdiction’s adoption and interpretation of such proposals. The European Union issued its Anti-Tax Avoidance Directive in 2016 that required its member states to adopt specific tax reform measures by 2019. Any material change in tax laws or policies, or their interpretation, resulting from such legislative proposals or inquiries could result in a higher effective tax rate on the Group’s worldwide earnings and such change could have a material adverse effect on the Group’s consolidated statement of financial position, results of operations or cash flows.

Other tax jurisdictions in which the Group operates may consider implementing similar legislation. The implementation of such legislation, any other material changes in tax laws or policies or the adoption of new interpretations of existing tax laws and rulings could result in a higher effective tax rate on the Group’s worldwide earnings and any such change could have a material adverse effect on the Group’s consolidated statement of financial position, results of operations or cash flows.

A loss of a major tax dispute or a successful tax challenge to the Group’s operating structure, intercompany pricing policies or the taxable presence of the Group’s key subsidiaries in certain countries could result in a higher tax rate on the Group’s worldwide earnings, which could result in a significant negative impact on the Group’s earnings and cash flows from operations

The Company is a Swiss corporation that operates through the Company’s various subsidiaries in a number of countries throughout the world. Consequently, the Company is subject to tax laws, treaties and regulations in and between the countries in which the Group operates. The Group’s income taxes are based upon the applicable tax laws and tax rates in effect in the countries in which the Group operates and earns income, as well as upon the Group’s operating structures in these countries.

The Group’s income tax returns are subject to review and examination. The Group’s does not recognize the benefit of income tax positions the Group believes are more likely than not to be disallowed upon challenge by a tax authority. If any tax authority successfully challenges the Group’s operational structure, intercompany pricing policies or the taxable presence of the Group’s key subsidiaries in certain countries; or if the terms of certain income tax treaties are interpreted in a manner that is adverse to the Group’s structure; or if the Group loses a material tax dispute in any country, particularly in the U.S., Norway, India or Brazil, the Group’s effective tax rate on the Group’s worldwide earnings could increase substantially and the Group’s earnings and cash flows from operations could be materially adversely affected. For example, the Group cannot be certain that the U.S. Internal Revenue Service (“IRS”) will not successfully contend that the Group or any of the Group’s key subsidiaries were or are engaged in a trade or business in the U.S. or, when applicable, that the Group or any of the Group’s key subsidiaries maintained or maintain a permanent establishment in the U.S., since, among other things, such determination involves considerable uncertainty. If the Group or any of its key subsidiaries were considered to have been engaged in a trade or business in the U.S., when applicable, through a permanent establishment, the Group could be subject to U.S. corporate income and additional branch profits taxes on the portion of the Group’s earnings effectively connected to such U.S. business during the period in which this was considered to have occurred, in which case the Group’s effective tax rate on worldwide earnings for that period could increase substantially, and the Group’s earnings and cash flows from operations for that period could be adversely affected.

As a Swiss corporation, the Company is subject to Swiss legal provisions that may limit its flexibility to swiftly implement certain initiatives or strategies

The Company is required, from time to time, to evaluate the carrying amount of the Company’s investments in affiliates, as presented on the Company’s Swiss standalone balance sheet of the Company’s statutory accounts. Had the Company prepared a Swiss standalone balance sheet as of September 30, 2017 it would have performed such an evaluation. If the Company were to determine that the carrying amount of any such investment exceeded its fair value, the Company may conclude that such investment is impaired. The recognized loss associated with such a non-cash impairment could result in the Company’s net assets no longer covering the Company’s statutory share capital and statutory capital reserves. Under Swiss law, if the Company’s net assets cover less than 50% of the Company’s statutory share capital and statutory capital reserves, the Transocean Board must in these circumstances convene a general meeting of shareholders and propose measures to remedy such a capital loss. The appropriate measures depend on the relevant circumstances and the magnitude of the recognized loss and may include seeking shareholder approval for offsetting the aggregate loss, or a portion thereof, with the Company’s statutory capital reserves including qualifying additional paid-in capital otherwise available for distributions to shareholders or raising new equity. Depending on the circumstances, the Company may also need to use qualifying additional paid-in capital available for distributions in order to reduce the Company’s accumulated net loss and such use might reduce the Company’s ability to make distributions without subjecting the Company’s shareholders to Swiss withholding tax. These Swiss law requirements could limit the Company’s flexibility to swiftly implement certain initiatives or strategies.

The Company is subject to anti-takeover provisions

The Company’s Articles of Association and Swiss law contain provisions that could prevent or delay an acquisition of the Company by means of a tender offer, a proxy contest or otherwise. These provisions may also adversely affect prevailing market prices for the Company’s shares. These provisions, among other things:

•

provide that the Transocean Board is authorized, subject to obtaining shareholder approval every two years, at any time during a maximum two-year period, which under the current authorized share capital of the Company will expire on May 12, 2018, to issue a specified number of shares, which under the current authorized share capital of the Company is approximately 5.6% of the share capital registered in the commercial register, and to limit or withdraw the pre-emptive rights of existing shareholders in various circumstances;

•

provide for a conditional share capital that authorizes the issuance of additional shares up to a maximum amount of approximately 36% of the share capital currently registered in the commercial register without obtaining additional shareholder approval through: (1) the exercise of conversion, exchange, option, warrant or similar rights for the subscription of shares granted in connection with bonds, options, warrants or other securities newly or already issued in national or international capital markets or new or already existing contractual obligations by or of any of the Company’s subsidiaries; or (2) in connection with the issuance of shares, options or other share-based awards;

•

provide that any shareholder who wishes to propose any business or to nominate a person or persons for election as director at any annual meeting may only do so if advance notice is given to the Company;

•	provide that directors can be removed from office only by the affirmative vote of the holders of at least two-thirds of the shares entitled to vote;
•

provide that a merger or demerger transaction requires the affirmative vote of the holders of at least two-thirds of the shares represented at the meeting and provide for the possibility of a so-called “cash-out” or “squeeze-out” merger if the acquirer controls 90% of the outstanding shares entitled to vote at the meeting;

•	provide that any action required or permitted to be taken by the holders of shares must be taken at a duly called annual or extraordinary general meeting of shareholders;
•	limit the ability of the Company’s shareholders to amend or repeal some provisions of the Company’s Articles of Association; and
•

limit transactions between the Company and an “interested shareholder,” which is generally defined as a shareholder that, together with its affiliates and associates, beneficially, directly or indirectly, owns 15% or more of the Company’s shares entitled to vote at a general meeting.

Risks Related to the Industry in Which the Group Operates

The global nature of the Group’s operations involves additional risks

The Group operates in various regions throughout the world, which may expose the Group to political and other uncertainties, including risks of:

•	terrorist acts, war, piracy and civil unrest;
•	seizure, expropriation or nationalization of the Group’s equipment;
•	expropriation or nationalization of the Group’s customers’ property;
•	repudiation or nationalization of contracts;
•	imposition of trade or immigration barriers;
•	import-export quotas;
•	wage and price controls;
•	changes in law and regulatory requirements, including changes in interpretation and enforcement;
•	involvement in judicial proceedings in unfavorable jurisdictions;
•	damage to the Group’s equipment or violence directed at the Group’s employees, including kidnappings;
•	complications associated with supplying, repairing and replacing equipment in remote locations;
•	the inability to move income or capital; and
•

currency exchange fluctuations and currency exchange restrictions, including exchange or similar controls that may limit the Group’s ability to convert local currency into U.S. dollars and transfer funds out of a local jurisdiction.

The Group’s non-U.S. contract drilling operations are subject to various laws and regulations in certain countries in which the Group operates, including laws and regulations relating to the import and export, equipment and operation of drilling units, currency conversions and repatriation, oil and gas exploration and development, taxation and social contributions of offshore earnings and earnings of expatriate personnel. The Group is also subject to the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”) and other U.S. laws and regulations governing the Group’s international operations. In addition, various state and municipal governments, universities and other investors have proposed or adopted divestment and other initiatives regarding investments including, with respect to state governments, by state retirement systems in companies that do business with countries that have been designated as state sponsors of terrorism by the U.S. State Department. Failure to comply with applicable laws and regulations, including those relating to sanctions and export restrictions, may subject the Group to criminal sanctions or civil remedies, including fines, denial of export privileges, injunctions or seizures of assets. Investors could view any potential violations of OFAC regulations negatively, which could adversely affect the Group’s reputation and the market for the Company’s shares.

Governments in some countries have become increasingly active in regulating and controlling the ownership of concessions and companies holding concessions, the exploration for oil and gas and other aspects of the oil and gas industries in their countries, including local content requirements for participating in tenders for certain drilling contracts. Many governments favor or effectively require the awarding of drilling contracts to local contractors or require non-local contractors to employ citizens of, or purchase supplies from, a particular jurisdiction or require use of a local agent. In addition, government action, including initiatives by the Organisation of the Petroleum Exporting Countries (“OPEC”), may continue to cause oil or gas price volatility. In some areas of the world, this governmental activity has adversely affected the amount of exploration and development work by major oil companies and may continue to do so.

A substantial portion of the Group’s drilling contracts are partially payable in local currency. Those amounts may exceed the Group’s local currency needs, leading to the accumulation of excess local currency, which, in certain instances, may be subject to either temporary blocking or other difficulties converting to U.S. dollars, the Group’s functional currency, or to other currencies in which the Group operates. Excess amounts of local currency may be exposed to the risk of currency exchange losses.

The shipment of goods, services and technology across international borders subjects the Group to extensive trade laws and regulations. The Group’s import and export activities are governed by unique customs laws and regulations in each of the countries where the Group operates. Moreover, many countries, including the U.S., control the import and export of certain goods, services and technology and impose related import and export recordkeeping and reporting obligations. Governments also may impose economic sanctions against certain countries, persons and other entities that may restrict or prohibit transactions involving such countries, persons and entities, and the Group is also subject to the U.S. anti-boycott law.

The laws and regulations concerning import and export activity, recordkeeping and reporting, import and export control and economic sanctions are complex and constantly changing. These laws and regulations may be enacted, amended, enforced or interpreted in a manner materially impacting the Group’s operations. Ongoing economic challenges may increase some governments’ efforts to enact, enforce, amend or interpret laws and regulations as a method to increase revenue. Shipments can be delayed and denied import or export for a variety of reasons, some of which are outside the Group’s control and some of which may result from failure to comply with existing legal and regulatory regimes. Shipping delays or denials could cause unscheduled operational downtime.

An inability to obtain visas and work permits for the Group’s employees on a timely basis could impact the Group’s operations and have an adverse effect on the Group’s business. The Group’s ability to operate worldwide depends on the Group’s ability to obtain the necessary visas and work permits for the Group’s personnel to travel in and out of, and to work in, the jurisdictions in which the Group operates. Governmental actions in some of the jurisdictions in which the Group operates may make it difficult for the Group to move its personnel in and out of these jurisdictions by delaying or withholding the approval of these permits. If the Group is not able to obtain visas and work permits for the employees needed to operate its rigs on a timely basis, the Group might not be able to perform its obligations under the Group’s drilling contracts, which could allow the Group’s customers to cancel the contracts. If the Group’s customers cancel some of the Group’s drilling contracts, and the Group is unable to secure new drilling contracts on a timely basis and on substantially similar terms, it could adversely affect the Group’s consolidated statement of financial position, results of operations or cash flows.

Compliance with or breach of environmental laws can be costly and/or expose the Group to liability and could limit the Group’s operations

The Group’s business in the offshore drilling industry is affected by laws and regulations relating to the energy industry and the environment, including international conventions and treaties, and regional, national, state, and local laws and regulations. The offshore drilling industry depends on demand for services from the oil and gas exploration and production industry, and, accordingly, the Group is directly affected by the adoption of laws and regulations that, for economic, environmental or other policy reasons, curtail exploration and development drilling for oil and gas. Compliance with such laws, regulations and standards, where applicable, may require the Group to make significant capital expenditures, such as the installation of costly equipment or operational changes, and may affect the resale values or useful lives of the Group’s rigs.

The Group may also incur additional costs in order to comply with other existing and future regulatory obligations, including, but not limited to, costs relating to air emissions, including greenhouse gases, the management of ballast waters, maintenance and inspection, development and implementation of emergency procedures and insurance coverage or other financial assurance of the Group’s ability to address pollution incidents. Offshore drilling in certain areas has been curtailed and, in certain cases, prohibited because of concerns over protection of the environment. These costs could have a material adverse effect on the Group’s consolidated statement of financial position, results of operations or cash flows. A failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions or the suspension or termination of the Group’s operations.

To the extent new laws are enacted or other governmental actions are taken that prohibit or restrict offshore drilling or impose additional environmental protection requirements that result in increased costs to the oil and gas industry, in general, or the offshore drilling industry, in particular, the Group’s business or prospects could be materially adversely affected. The operation of the Group’s drilling rigs will require certain governmental approvals. These governmental approvals may involve public hearings and costly undertakings on the Group’s part. The Group may not obtain such approvals or such approvals may not be obtained in a timely manner. If the Group fails to timely secure the necessary approvals or permits, the Group’s customers may have the right to terminate or seek to renegotiate their drilling contracts to the Group’s detriment. The amendment or modification of existing laws and regulations or the adoption of new laws and regulations curtailing or further regulating exploratory or development drilling and production of oil and gas could have a material adverse effect on the Group’s business, operating results or financial condition. Compliance with any such new legislation or regulations could have an adverse effect on the Group’s statements of operations and cash flows.

As an operator of mobile offshore drilling units in some offshore areas, the Group may be liable for damages and costs incurred in connection with oil spills or waste disposals related to those operations, and the Group may also be subject to significant fines in connection with spills. For example, an oil spill could result in significant liability, including fines, penalties and criminal liability and remediation costs for natural resource damages, as well as third-party damages, to the extent that the contractual indemnification provisions in the

Group’s drilling contracts are not enforceable or otherwise sufficient, or if the Group’s customers are unwilling or unable to contractually indemnify the Group from these risks. Additionally, the Group may not be able to obtain such indemnities in the Group’s future drilling contracts, and the Group’s customers may not have the financial capability to fulfill their contractual obligations to the Company. Also, these indemnities may be held to be unenforceable in certain jurisdictions, as a result of public policy or for other reasons. For example, one of the courts in the litigation related to the Macondo well incident has refused to enforce aspects of the Group’s indemnity with respect to certain environmental-related liabilities. Laws and regulations protecting the environment have become more stringent in recent years, and may in some cases impose strict liability, rendering a person liable for environmental damage without regard to negligence. These laws and regulations may expose the Group to liability for the conduct of or conditions caused by others or for acts that were in compliance with all applicable laws at the time they were performed. The application of these requirements or the adoption of new requirements or measures could have a material adverse effect on the Group’s consolidated statement of financial position, results of operations or cash flows. In addition, the Consent Decree (as defined below) and probation arising out of certain Group subsidiaries’ cooperation guilty plea agreement by and among the U.S. Department of Justice (the “DOJ”) and certain of the Group’s affiliates (the “Plea Agreement”), add to these regulations, requirements and liabilities. One Group subsidiary’s guilty plea to negligently discharging oil into the U.S. Gulf of Mexico, in violation of the Clean Water Act,  in connection with the Macondo well incident caused the Company to incur liabilities under the environmental laws relating to the Macondo well incident. The Company may be subject to additional liabilities and penalties.

The continuing effects of the enhanced regulations enacted following the Macondo well incident and of agreements applicable to the Group could materially and adversely affect the Group’s worldwide operations

Following the Macondo well incident, enhanced governmental safety and environmental requirements applicable to both deepwater and shallow water operations were adopted for drilling in the U.S. Gulf of Mexico. In order to obtain drilling permits, operators must submit applications that demonstrate compliance with the enhanced regulations, which require independent third-party inspections, certification of well design and well control equipment and emergency response plans in the event of a blowout, among other requirements. Operators have previously had, and may in the future have, difficulties obtaining drilling permits in the U.S. Gulf of Mexico. In addition, the oil and gas industry has adopted new equipment and operating standards, such as the American Petroleum Institute Standard 53 related to the installation and testing of well control equipment. These new safety and environmental guidelines and standards and any further new guidelines or standards the U.S. government or industry may issue or any other steps the U.S. government or industry may take, could disrupt or delay operations, increase the cost of operations, increase out-of-service time or reduce the area of operations for drilling rigs in the U.S. and non-U.S. offshore areas.

Other governments could take similar actions related to implementing new safety and environmental regulations in the future. Additionally, some of the Group’s customers have elected to voluntarily comply with some or all of the new inspections, certification requirements and safety and environmental guidelines on rigs operating outside of the U.S. Gulf of Mexico. Additional governmental regulations and requirements concerning licensing, taxation, equipment specifications and training requirements or the voluntary adoption of such requirements or guidelines by the Group’s customers could increase the costs of the Group’s operations, increase certification and permitting requirements, increase review periods and impose increased liability on offshore operations. The requirements applicable to the Group under the Group’s settlement with the DOJ cover safety, environmental, reporting, operational and other matters (the “Consent Decree”) and are in addition to the regulations applicable to other industry participants and may require additional agreements and corporate compliance resources that, together with the Plea Agreement could cause the Group to incur additional costs and liabilities. The continuing effects of the enhanced regulations may also decrease the demand for drilling services, negatively affect day rates and increase out-of-service time, which could ultimately have a material adverse effect on the Group’s revenues and profitability.

The offshore drilling industry is highly competitive and cyclical, with intense price competition

The offshore contract drilling industry is highly competitive with numerous industry participants, none of which has a dominant market share. Drilling contracts are traditionally awarded on a competitive bid basis. Although rig availability, service quality and technical capability are drivers of customer contract awards, bid pricing and intense price competition are often key determinants for which a qualified contractor is awarded a job.

The offshore drilling industry has historically been cyclical and is impacted by oil and natural gas price levels and volatility. There have been periods of high customer demand, limited rig supply and high day rates, followed by periods of low customer demand, excess rig supply and low day rates. Changes in commodity prices can have a dramatic effect on rig demand, and periods of excess rig supply may intensify competition in the industry and result in the idling of older and less technologically advanced equipment. The Group has idled and stacked rigs, and may in the future idle or stack additional rigs or enter into lower day rate drilling contracts in response to market conditions. The Group cannot predict when or if any idled or stacked rigs will return to service.

During prior periods of high day rates and rig utilization rates, the Group and other industry participants have responded to increased customer demand by increasing the supply of rigs through ordering the construction of new units. In periods of low oil and natural gas price levels, growth in new construction has historically resulted in an oversupply of rigs and has caused a subsequent decline in day rates and rig utilization rates, sometimes for extended periods of time. Presently, there are numerous recently constructed high-specification floaters and other drilling units capable of competing with the Group’s rigs that have entered the global market, and there are more that are under construction.

The entry into service of these new units has increased and will continue to increase supply. The increased supply has contributed to and may continue to contribute to a reduction in day rates as rigs are absorbed into the active fleet and has led to accelerated stacking of the existing fleet.

Two of the Group’s three ultra-deepwater drillships currently under construction have not been contracted for work. Combined with the rapid increase in the number of rigs in the global market completing contracts and becoming idle, the number of new units expected to be delivered without contracts has intensified and may further intensify price competition. Any further increase in construction of new units would likely exacerbate the negative impact of increased supply on day rates and utilization rates. Additionally, lower market day rates and intense price competition may drive customers to demand renegotiation of existing contracts to lower day rates in exchange for longer contract terms. In an oversupplied market, the Group may have limited bargaining power to negotiate on more favorable terms. Lower day rates and rig utilization rates could adversely affect the Group’s revenues and profitability.

The Group may not be able to renew or obtain new drilling contracts for rigs whose contracts are expiring or are terminated or obtain drilling contracts for the Group’s uncontracted newbuilds, which could adversely affect the Group’s consolidated statements of operations

The Group’s ability to renew expiring drilling contracts or obtain new drilling contracts will depend on the prevailing market conditions at the time. If the Group is unable to obtain new drilling contracts in direct continuation with existing contracts or for the Group’s uncontracted newbuild units, or if new drilling contracts are entered into day rates substantially below the existing day rates or on terms otherwise less favorable compared to existing contract terms, the Group’s revenues and profitability could be adversely affected.

The offshore drilling markets in which the Group compete experience fluctuations in the demand for drilling services. A number of existing drilling contracts for the Group’s drilling rigs that are currently operating are scheduled to expire before December 31, 2017. Two of the ultra-deepwater drillships the Group currently has under construction as part of the Group’s newbuild program are being constructed without customer drilling contracts. The Group will attempt to secure drilling contracts for these units prior to their completion. The Group may be unable to obtain drilling contracts for the Group’s rigs that are currently operating upon the expiration or termination of such contracts or obtain drilling contracts for the Group’s newbuilds, and there may be a gap in the operation of the rigs between the current contracts and subsequent contracts. In particular, if oil and natural gas prices remain low, as is currently the case, or it is expected that such prices will decrease in the future, at a time when the Group is seeking drilling contracts for the Group’s rigs, the Group may be unable to obtain drilling contracts at attractive day rates or at all.

The Group’s business depends on the level of activity in the offshore oil and gas industry, which is significantly affected by volatile oil and gas prices and other factors

The Group’s business depends on the level of activity in oil and gas exploration, development and production in offshore areas worldwide. Demand for the Group’s services depends on oil and natural gas industry activity and expenditure levels that are directly affected by trends in oil and, to a lesser extent, natural gas prices. Oil and gas prices are extremely volatile and are affected by numerous factors, including the following:

•	worldwide demand for oil and gas, including economic activity in the U.S. and other large energy-consuming markets;
•	the ability of OPEC to set and maintain production levels, productive spare capacity and pricing;
•	the level of production in non-OPEC countries;
•	the policies of various governments regarding exploration and development of their oil and gas reserves;
•	international sanctions on oil-producing countries, or the lifting of such sanctions;
•	advances in exploration, development and production technology;
•	the further development of shale technology to exploit oil and gas reserves;

•	the discovery rate of new oil and gas reserves;
•	the rate of decline of existing oil and gas reserves;
•	laws and regulations related to environmental matters, including those addressing alternative energy sources and the risks of global climate change;
•	the development and exploitation of alternative fuels;
•	accidents, adverse weather conditions, natural disasters and other similar incidents relating to the oil and gas industry; and
•

the worldwide security and political environment, including uncertainty or instability resulting from an escalation or outbreak of armed hostilities, civil unrest or other crises in the Middle East or other geographic areas or acts of terrorism.

Demand for the Group’s services is particularly sensitive to the level of exploration, development and production activity of, and the corresponding capital spending by, oil and natural gas companies, including national oil companies. Any prolonged reduction in oil and natural gas prices could depress the immediate levels of exploration, development and production activity. Perceptions of longer term lower oil and natural gas prices by oil and gas companies could similarly reduce or defer major expenditures given the long-term nature of many large-scale development projects. Lower levels of activity result in a corresponding decline in the demand for the Group’s services, which could have a material adverse effect on the Group’s revenue and profitability. Oil and gas prices and market expectations of potential changes in these prices significantly affect this level of activity. However, increases in near-term commodity prices do not necessarily translate into increased offshore drilling activity since customers’ expectations of longer-term future commodity prices typically drive demand for the Group’s rigs. The current commodity pricing environment has had a negative impact on demand for the Group’s services, and it could continue. The price of crude oil as reported on the New York Mercantile Exchange has weakened significantly and, despite recent price improvements, has not returned to the higher levels experienced prior to December 31, 2014. Consequently, customers have delayed or cancelled many exploration and development programs, resulting in reduced demand for the Group’s services. Also, increased competition for customers’ drilling budgets could come from, among other areas, land-based energy markets worldwide. The availability of quality drilling prospects, exploration success, relative production costs, the stage of reservoir development and political and regulatory environments also affect customers’ drilling campaigns. Worldwide military, political and economic events have contributed to oil and gas price volatility and are likely to do so in the future.

Acts of terrorism, piracy and political and social unrest could affect the markets for drilling services, which may have a material adverse effect on the Group’s results of operations

Acts of terrorism and social unrest, brought about by world political events or otherwise, have caused instability in the world’s financial and insurance markets in the past and may occur in the future. Such acts could be directed against companies of the Group. In addition, acts of terrorism, piracy and social unrest could lead to increased volatility in prices for crude oil and natural gas and could affect the markets for drilling services. Insurance premiums could increase and coverage may be unavailable in the future. Government regulations may effectively preclude the Group from engaging in business activities in certain countries. These regulations could be amended to cover countries where the Group currently operates or where the Group may wish to operate in the future. The Group’s drilling contracts do not generally provide indemnification against loss of capital assets or loss of revenues resulting from acts of terrorism, piracy or political or social unrest. The Group has limited insurance for the Group’s assets providing coverage for physical damage losses resulting from risks, such as terrorist acts, piracy, vandalism, sabotage, civil unrest, expropriation and acts of war, and the Group does not carry insurance for loss of revenues resulting from such risks.

Financial Risks

The Group has identified a material weakness in its internal control over financial reporting, and the Group’s business and stock price may be adversely affected if the Group’s internal control over financial reporting is not effective

Under Section 404 of the Sarbanes-Oxley Act of 2002 and rules promulgated by the SEC, the Group is required to conduct a comprehensive evaluation of the Group’s internal control over financial reporting. To complete this evaluation, the Group is required to document and test the Group’s internal control over financial reporting; management is required to assess and issue a report concerning the Group’s internal control over financial reporting; and the Group’s independent registered public accounting firm is required to attest to the effectiveness of the Group’s internal control over financial reporting. The Group’s internal control over financial reporting may not prevent or detect misstatements because of its inherent limitations, including the possibility of human error, the circumvention or overriding of controls, or fraud. Over time, controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with policies or procedures. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and may not be prevented or detected timely. Even effective internal control over financial reporting can provide only reasonable assurance with respect to the preparation and fair presentation of financial statements.

In the course of the external audit of the consolidated financial statements for the year ended December 31, 2016 the Group identified a material weakness in the Group’s controls over income tax accounting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Group’s annual or interim financial statements will not be prevented or detected on a timely basis. A more complete description of the recently identified errors and the resulting material weakness is included in “Item 8. Financial Statements and Supplementary Data—Notes to Consolidated Financial Statements—Note 4—Correction of Errors in Previously Reported Consolidated Financial Statements” of the 2016 Annual Report. Although the Group is evaluating certain measures in order to remediate this material weakness, the Group can provide no assurance that the Group’s remediation efforts will be effective or that additional material weaknesses in the Group’s internal control over financial reporting will not be identified in the future.

The existence of a material weakness could result in errors in the Group’s financial statements that could result in a restatement of financial statements, which could cause the Group to fail to meet its reporting obligations, potentially lead to a loss of investor confidence and may have a negative impact on the trading price of the Group’s shares.

The Group could experience a material adverse effect on the Group’s consolidated statement of financial position, results of operations or cash flows to the extent the Macondo well’s operator fails to indemnify the

Group or is otherwise unable to indemnify the Group for compensatory damages related to the Macondo well incident as required under the terms of the  settlement agreement

The combined response team to the Macondo well incident was unable to stem the flow of hydrocarbons from the well prior to the sinking of Deepwater Horizon. The resulting spill of hydrocarbons was the most extensive in U.S. history. Under the drilling contract and in accordance with the Group’s settlement agreement with the operator, BP plc. (together with its affiliates, “BP”) agreed to indemnify the Group with respect to certain matters, and the Group agreed to indemnify BP with respect to certain matters. The Group could experience a material adverse effect on the Group’s consolidated statement of financial position, results of operations or cash flows to the extent that BP fails to fully satisfy its indemnification obligations, including by reason of financial or legal restrictions, or the Group’s insurance policies do not fully cover these amounts. In addition, in connection with the Consent Decree the Company agreed that it will not use payments pursuant to a civil consent decree by and among the DOJ and certain of the Group’s affiliates as a basis for indemnity or reimbursement from non‑insurer defendants named in the complaint by the U.S. or their affiliates.

The Group’s shipyard projects and operations are subject to delays and cost overruns

As of September 30, 2017, the Group had three ultra-deepwater floater newbuild rigs under construction. The Group also has a variety of other more limited shipyard projects at any given time. These shipyard projects are subject to the risks of delay or cost overruns inherent in any such construction project resulting from numerous factors, including the following:

•	shipyard availability, failures and difficulties;
•	shortages of equipment, materials or skilled labor;
•	unscheduled delays in the delivery of ordered materials and equipment;
•	design and engineering problems, including those relating to the commissioning of newly designed equipment;
•	latent damages or deterioration to hull, equipment and machinery in excess of engineering estimates and assumptions;
•	unanticipated actual or purported change orders;
•	disputes with shipyards and suppliers;
•	failure or delay of third-party vendors or service providers;
•	availability of suppliers to recertify equipment for enhanced regulations;
•	strikes, labor disputes and work stoppages;
•	customer acceptance delays;
•	adverse weather conditions, including damage caused by such conditions;

•	terrorist acts, war, piracy and civil unrest;
•	unanticipated cost increases; and
•	difficulty in obtaining necessary permits or approvals.

These factors may contribute to cost variations and delays in the delivery of the Group’s newbuild units and other rigs undergoing shipyard projects. Delays in the delivery of these units would impact contract commencement, resulting in a loss of revenue to the Group, and may also cause customers to terminate or shorten the term of the drilling contract for the rig pursuant to applicable late delivery clauses. In the event of termination of any of these drilling contracts, the Group may not be able to secure a replacement contract on as favorable terms, if at all.

The Group’s operations also rely on a significant supply of capital and consumable spare parts and equipment to maintain and repair the Group’s fleet. The Group also relies on the supply of ancillary services, including supply boats and helicopters. Shortages in materials, manufacturing defects, delays in the delivery of necessary spare parts, equipment or other materials, or the unavailability of ancillary services could negatively impact the Group’s future operations and result in increases in rig downtime and delays in the repair and maintenance of the Group’s fleet.

Worldwide financial, economic and political conditions could have a material adverse effect on the Group’s consolidated statement of financial position, results of operations or cash flows

Worldwide financial and economic conditions could restrict the Group’s ability to access the capital markets at a time when the Group would like, or need, to access such markets, which could have an impact on the Group’s flexibility to react to changing economic and business conditions. Worldwide economic conditions have in the past impacted, and could in the future impact, the lenders participating in the Group’s credit facilities and the Group’s customers, causing them to fail to meet their obligations to the Group. If economic conditions preclude or limit financing from banking institutions participating in the Group’s credit facilities, the Group may not be able to obtain similar financing from other institutions. A slowdown in economic activity could further reduce worldwide demand for energy and extend or worsen the current period of low oil and natural gas prices. A further decline in oil and natural gas prices or an extension of the current low oil and natural gas prices could reduce demand for the Group’s drilling services and have a material adverse effect on the Group’s consolidated statement of financial position, results of operations or cash flows.

The world economy is currently facing a number of challenges. An extended period of negative outlook for the world economy could reduce the overall demand for oil and natural gas and for the Group’s services. These potential developments, or market perceptions concerning these and related issues, could affect the Group’s consolidated statement of financial position, results of operations or cash flows. In addition, turmoil and hostilities in the Middle East, North Africa and other geographic areas and countries are adding to overall risk. An extended period of negative outlook for the world economy could further reduce the overall demand for oil and natural gas and for the Group’s services. Such changes could adversely affect the Group’s business and the Group’s consolidated statement of financial position, results of operations or cash flows.

The Group relies heavily on a relatively small number of customers and the loss of a significant customer or a dispute that leads to the loss of a customer could have a material adverse impact on the Group’s consolidated statement of financial position, results of operations or cash flows

The Group engages in offshore drilling services for most of the leading international oil companies or their affiliates, as well as for many government-controlled oil companies and independent oil companies. For the year ended December 31, 2016, the Group’s most significant customers were Chevron Corporation (“Chevron”), BP plc (“BP”), Royal Dutch Shell plc (together with its affiliates, “Shell”) and Petróleo Brasileiro S.A. (“Petrobras”), accounting for approximately 24%, 12%, 12% and 11%, respectively, of the Group’s consolidated operating revenues. As of October 26, 2017, the customers with the most significant aggregate amount of contract backlog were Shell and Chevron, representing approximately 72% and 15%, respectively, of the Group’s total contract backlog. The loss of any of these customers or another significant customer, or a decline in payments under any of the Group’s drilling contracts, could, at least in the short term, have a material adverse effect on the Group’s results of operations and cash flows.

In addition, the Group’s drilling contracts subject the Group to counterparty risks. The ability of each of the Group’s counterparties to perform its obligations under a contract with the Group will depend on a number of factors that are beyond the Group’s control and may include, among other things, general economic conditions, the condition of the offshore drilling industry, prevailing prices for oil and natural gas, the overall financial condition of the counterparty, the day rates received and the level of expenses necessary to maintain drilling activities. In addition, in depressed market conditions, such as the Group is currently experiencing, the Group’s customers may no longer need a drilling rig that is currently under contract or may be able to obtain a comparable drilling rig at a lower day rate. Should counterparty fail to honor its obligations under an agreement with the Group, the Group could sustain losses, which could have a material adverse effect on the Group’s business and on the Group’s consolidated statement of financial condition results of operations or cash flows.

The recent downgrades in the Group’s credit ratings by various credit rating agencies could impact the Group’s access to capital and materially adversely affect the Group’s business and financial condition

During the year ended December 31, 2015, three credit rating agencies downgraded their credit ratings of the Group’s non-credit enhanced senior unsecured long-term debt (“Debt Rating”) to Debt Ratings that are below investment grade. During the year ended December 31, 2016 and in January 2017 and October 2017, the same three credit rating agencies further downgraded the Group’s Debt Rating. The Group’s Debt Rating levels could have material adverse consequences on the Group’s business and future prospects and could:

•	limit the Group’s ability to access debt markets, including for the purpose of refinancing the Group’s existing debt;
•

cause the Group to refinance or issue debt with less favorable terms and conditions, which debt may require collateral and restrict, among other things, the Group’s ability to pay distributions or repurchase shares;

•	increase certain fees under the Group’s credit facilities and interest rates under indentures governing certain of the Group’s senior notes;
•	negatively impact current and prospective customers’ willingness to transact business with the Group;

•	impose additional insurance, guarantee and collateral requirements;
•	limit the Group’s access to bank and third-party guarantees, surety bonds and letters of credit; and
•

suppliers and financial institutions may lower or eliminate the level of credit provided through payment terms or intraday funding when dealing with the Group thereby increasing the need for higher levels of cash on hand, which would decrease the Group’s ability to repay debt balances.

The downgrades have caused some of the effects listed above, and any further downgrades may cause or exacerbate, any of the effects listed above.

The Group has a substantial amount of debt, including secured debt, and the Group may lose the ability to obtain future financing and suffer competitive disadvantages

At September 30, 2017 and December 31, 2016, the Group’s total consolidated debt was USD 7.3 billion and USD 8.5 billion, respectively, and subsequent to September 30, 2017, the Group issued an aggregate principal amount of USD 750 million 7.5% senior unsecured notes due January 2026. This substantial level of debt and other obligations could have significant adverse consequences on the Group’s business and future prospects, including the following:

•	the Group may be unable to obtain financing in the future for working capital, capital expenditures, acquisitions, debt service requirements, distributions, share repurchases, or other purposes;
•	the Group may be unable to use operating cash flow in other areas of the Group’s business because the Group must dedicate a substantial portion of these funds to service the debt;
•

the Group could become more vulnerable to general adverse economic and industry conditions, including increases in interest rates, particularly given the Group’s substantial indebtedness, some of which bears interest at variable rates;

•

the Group may be unable to meet financial ratios in the indentures governing certain of the Group’s debt or in the Group’s bank credit agreements or satisfy certain other conditions included in the Group’s bank credit agreements, which could result in the Group’s inability to meet requirements for borrowings under the Group’s credit agreements or a default under these indentures or agreements, impose restrictions with respect to the Group’s access to certain of the Group’s capital, and trigger cross default provisions in the Group’s other debt instruments;

•

if the Group defaults under the terms of the Group’s secured financing arrangements, the secured debtholders may, among other things, foreclose on the collateral securing the debt, including the applicable drilling units; and

•	the Group may be less able to take advantage of significant business opportunities and to react to changes in market or industry conditions than the Group’s less levered competitors.

The Group must make substantial capital and operating expenditures to maintain the Group’s fleet, and the Group may be required to make significant capital expenditures to maintain its competitiveness and to comply with laws and the applicable regulations and standards of governmental authorities and organizations, or to execute the Group’s growth plan, each of which could negatively affect the Group’s financial condition, results of operations and cash flows

The Group must make substantial capital and operating expenditures to maintain its fleet. These expenditures could increase as a result of changes in the following:

•	the cost of labor and materials;
•	customer requirements;
•	fleet size;
•	the cost of replacement parts for existing drilling rigs;
•	the geographic location of the drilling rigs;
•	length of drilling contracts;
•	governmental regulations and maritime self-regulatory organization and technical standards relating to safety, security or the environment; and
•	industry standards.

Changes in offshore drilling technology, customer requirements for new or upgraded equipment and competition within the Group’s industry may require the Group to make significant capital expenditures in order to maintain its competitiveness. In addition, changes in governmental regulations, safety or other equipment standards, as well as compliance with standards imposed by maritime self-regulatory organizations, may require the Group to make additional unforeseen capital expenditures. As a result, the Group may be required to take its rigs out of service for extended periods of time, with corresponding losses of revenues, in order to make such alterations or to add such equipment. In the future, market conditions may not justify these expenditures or enable the Group to operate its older rigs profitably during the remainder of their economic lives.

In addition, the Group may require additional capital in the future. If the Group is unable to fund capital expenditures with its cash flow from operations or sales of non-strategic assets, the Group may be required to either incur additional borrowings or raise capital through the sale of debt or equity securities. The Group’s ability to access the capital markets may be limited by the Group’s financial condition at the time, by changes in laws and regulations or interpretation thereof and by adverse market conditions resulting from, among other things, general economic conditions and contingencies and uncertainties that are beyond the Group’s control. If the Group raises funds by issuing equity securities, existing shareholders may experience dilution. The Group’s failure to obtain the funds for necessary future capital expenditures could have a material adverse effect on the Group’s business and on its consolidated statements of financial condition, results of operations and cash flows.

The Group has significant carrying amounts of long-lived assets that are subject to impairment testing

At September 30, 2017, the carrying amount of the Group’s property and equipment was USD 17.5 billion, representing 78% of the Group’s total assets. In accordance with the Group’s critical accounting policies, the Group reviews its property and equipment for impairment when events or changes in circumstances indicate that carrying amounts of the Group’s assets held and used may not be recoverable. In the nine months ended September 30, 2017, the Group recognized an aggregate loss of USD 96 million associated with the impairment of the Group’s midwater floater asset group. In the year ended December 31, 2016, the Group recognized an aggregate loss of USD 52 million associated with the impairment of the Group’s deepwater floater asset group. In the year ended December 31, 2015, the Group recognized an aggregate loss of USD 1.2 billion associated with the impairment of the Group’s deepwater floater and midwater floater asset groups. Future expectations of lower day rates or rig utilization rates or a significant change to the composition of one or more of the Group’s asset groups or to the Group’s contract drilling services reporting unit could result in the recognition of additional losses on impairment of the Group’s long-lived asset groups if future cash flow expectations, based upon information available to management at the time of measurement, indicate that the carrying amount of the Group’s asset groups may be impaired.

U.S. tax authorities could treat the Company as a passive foreign investment company, which would have adverse U.S. federal income tax consequences to U.S. holders

A foreign corporation will be treated as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of passive income or (2) at least 50% of the average value of the corporation’s assets produce or are held for the production of those types of passive income. For purposes of these tests, passive income includes dividends, interest and gains from the sale or exchange of investment property and certain rents and royalties, but does not include income derived from the performance of services.

The Company believes that it has not been and will not be a PFIC with respect to any taxable year. The Company’s income from offshore contract drilling services should be treated as services income for purposes of determining whether the Company is a PFIC. Accordingly, the Company believes that the Company’s income from the Company’s offshore contract drilling services should not constitute “passive income,” and the assets that the Company’s owns and operates in connection with the production of that income should not constitute passive assets.

There is significant legal authority supporting this position, including statutory provisions, legislative history, case law and IRS pronouncements concerning the characterization, for other tax purposes, of income derived from services where a substantial component of such income is attributable to the value of the property or equipment used in connection with providing such services. It should be noted, however, that a prior case and an IRS pronouncement, which relies on the case, characterize income from time chartering of vessels as rental income rather than services income for other tax purposes. However, the IRS subsequently has formally announced that it does not agree with the decision in that case. Moreover, the Company believes that the terms of the time charters in the recent case differ in material respects from the terms of the Company’s drilling contracts with customers. No assurance can be given that the IRS or a court will accept the Company’s position, and there is a risk that the IRS or a court could determine that the Company is a PFIC.

If the Company was to be treated as a PFIC for any taxable year, the Company’s U.S. shareholders would face adverse U.S. tax consequences. Under the PFIC rules, unless a shareholder makes certain elections available under the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”), and such elections could themselves have adverse consequences for such shareholder, the shareholder generally would be liable to pay U.S. federal income tax at the highest applicable income tax rates on ordinary income upon the receipt of excess distributions, as defined for U.S. tax purposes, and upon any gain from the disposition of the Company’s shares, plus interest on such amounts, as if such excess distribution or gain had been recognized rateably over the shareholder’s holding period of the Group’s shares. In addition, under applicable statutory provisions, the preferential tax rate on “qualified dividend income,” which applies to dividends paid to non-corporate shareholders does not apply to dividends paid by a foreign corporation if the foreign corporation is a PFIC for the taxable year in which the dividend is paid or the preceding taxable year.

The Group may be limited in its use of net operating losses and tax credits

The Group’s ability to benefit from the Group’s deferred tax assets depends on the Group having sufficient future earnings to utilize the Group’s net operating loss and tax credit carryforwards before they expire. The Group has established a valuation allowance against the future tax benefit for a number of the Group’s U.S. and non-U.S. net operating losses and tax credit carryforwards, and the Group could be required to record an additional valuation allowance against other U.S. or non-U.S. deferred tax assets if market conditions change materially and, as a result, the Group’s future earnings are, or are projected to be, significantly less than the Group currently estimates. The Group’s net operating loss and tax credit carryforwards are subject to review and potential disallowance upon audit by the tax authorities of the jurisdictions where these tax attributes are incurred.

The Company’s status as a Swiss corporation may limit the Group’s flexibility with respect to certain aspects of capital management and may cause the Group to be unable to make distributions or repurchase shares without subjecting the Company’s shareholders to Swiss withholding tax

Under Swiss law, the Company’s shareholders may approve an authorized share capital that allows the Transocean Board to issue new shares without additional shareholder approval. As a matter of Swiss law, authorized share capital is limited to a maximum of 50% of a company’s registered share capital and is subject to re-approval by shareholders every two years. At the Company’s 2016 annual general meeting, the Company’s shareholders approved an authorized share capital, which will expire on May 12, 2018. The Company’s current authorized share capital is limited to approximately 5.6% of the Company’s registered share capital. Additionally, subject to specified exceptions, Swiss law grants pre-emptive rights to existing shareholders to subscribe for new issuances of shares. Further, Swiss law does not provide as much flexibility in the various terms that can attach to different classes of shares as the laws of some other jurisdictions. Swiss law also reserves for shareholder approval certain corporate actions over which the Transocean Board would have authority in some other jurisdictions. For example, dividends must be approved by shareholders. These Swiss law requirements relating to the Company’s capital management may limit the Group’s flexibility, and situations may arise where greater flexibility would have provided substantial benefits to the Group’s shareholders.

Distributions to shareholders in the form of a par value reduction and dividend distributions out of qualifying additional paid-in capital are not currently subject to the 35% Swiss federal withholding tax. However, the

Swiss withholding tax rules could also be changed in the future, and any such change may adversely affect the Company or the Company’s shareholders. In addition, over the long-term, the amount of par value available for the Company to use for par value reductions or the amount of qualifying additional paid-in capital available for the Company to pay out as distributions is limited. If the Company is unable to make a distribution through a reduction in par value, or out of qualifying additional paid-in capital as shown on the Company’s standalone Swiss statutory financial statements, the Company may not be able to make distributions without subjecting the Company’s shareholders to Swiss withholding taxes.

Under present Swiss tax law, repurchases of shares for the purposes of capital reduction are treated as a partial liquidation subject to a 35% Swiss withholding tax on the repurchase price less the par value, and since January 1, 2011, to the extent attributable to qualifying additional paid-in capital, if any. At the Company’s 2009 annual general meeting, the Company’s shareholders approved the repurchase of up to CHF 3.5 billion of the Company’s shares for cancellation under the share repurchase program. The Company may repurchase shares under the share repurchase program using a procedure pursuant to which the Company can repurchase shares via a “virtual second trading line” from market players, in particular, banks and institutional investors, who are generally entitled to receive a full refund of the Swiss withholding tax. The Company’s ability to use the “virtual second trading line” is limited to the share repurchase program currently approved by the Company’s shareholders, and any use of the “virtual second trading line” with respect to future share repurchase programs will require the approval of the competent Swiss tax authorities. The Company may not be able to repurchase as many shares as the Company would like for purposes of capital reduction on the “virtual second trading line” without subjecting the selling shareholders to Swiss withholding taxes.

The results of the U.K.’s referendum on withdrawal from the European Union may have a negative effect on global economic conditions, financial markets and the Group’s business

In June 2016, a majority of voters in the U.K. elected to withdraw from the European Union in a national referendum. As a result of this referendum, negotiations are commencing to determine the terms of the U.K.’s withdrawal from the European Union and its future relationship with the European Union. The referendum has created significant uncertainty about the future relationship between the U.K. and the European Union, including with respect to the laws and regulations that will apply as the U.K. determines which European Union-derived laws to replace or replicate in the event of a withdrawal. The referendum has also given rise to calls for the governments of other European Union member states to consider withdrawal. These developments, or the perception they may occur, have had and may continue to have a material adverse effect on global economic conditions and the stability of global financial markets, and may significantly reduce global market liquidity and restrict the ability of key market participants to operate in certain financial markets. Any of these factors could depress economic activity and restrict the Group’s access to capital, which could have a material adverse effect on the Group’s business and on the Group’s consolidated statement of financial position, results of operations or cash flows.

Risks Related to the Shares

Future issuances of the Shares or other securities may dilute the holdings of shareholders and could materially affect the price of the Shares

It is possible that the Company may in the future decide to offer additional shares or other securities in order to finance new capital-intensive projects, in connection with unanticipated liabilities or expenses or for any other purposes. See the section above “—Risks Related to the Business of the Group.” There can be no assurance the Company will not decide to conduct further offerings of securities in the future. Depending on the structure of any future offering, certain existing shareholders may not be able to purchase additional equity securities. If the Company raises additional funds by issuing additional equity securities, holdings and voting interests of existing shareholders may be diluted.

Exchange rate fluctuations could adversely affect the value of the Shares and any dividends paid on the Shares for an investor whose principal currency is not U.S. dollars or Swiss francs

The Shares are priced and traded in U.S. dollars on the NYSE and any dividends will be distributed in U.S. dollars, or in Swiss francs, and shareholders may be given the right to elect to be paid any such dividends in U.S. dollars or Swiss francs. Exchange rate movements of the U.S. dollar or Swiss francs will therefore affect the value of these dividends and distributions for investors whose principal currency is not U.S. dollars or Swiss francs. Furthermore, the market value of the Shares as expressed in foreign currencies will fluctuate in part as a result of foreign exchange fluctuations. This could affect the value of the Shares and of any dividends paid on the Shares for an investor whose principal currency is not U.S. dollars or Swiss francs.

The Company may be unwilling or unable to pay any dividends in the future

Pursuant to the Company’s dividend policy, dividends are only expected to be paid if certain conditions described in “Dividends and Dividend Policy” are fulfilled. In addition, the Company may choose not, or may be unable, to pay dividends in future years. The amount of dividends paid by the Company, if any, for a given financial period, will depend on, among other things, the Company’s future operating results, cash flows, financial position, capital requirements, the sufficiency of its distributable reserves, the ability of the Company’s subsidiaries to pay dividends to the Company, credit terms, general economic conditions, legal restrictions (as set out in “Dividends and Dividend Policy—Legal Constraints on the Distribution of Dividends”) and other factors that the Company may deem to be significant from time to time.

Existing Transocean shareholders will be diluted as a result of the Offer and the Combination

The existing Transocean shareholders will be diluted by up to 28.1% as a consequence of the Offer and issuance of the Consideration Shares to Songa Offshore shareholders and the issance of additional Shares upon exchange of the Exchangeable Bonds, as described in “Dilution.”

Risks Related to the Exchangeable Bonds

The Exchangeable Bonds are exclusively the obligations of TINC, as issuer, and Transocean, as guarantor, and not of TINC’s subsidiaries or Transocean’s other subsidiaries

The Exchangeable Bonds are obligations exclusively of TINC, as issuer, and Transocean, as guarantor of the Exchangeable Bonds, and not of TINC’s subsidiaries or Transocean’s other subsidiaries. Each of TINC and Transocean is a holding company and, accordingly, substantially all of their respective operations are conducted through their subsidiaries. As a result, TINC’s and Transocean’s cash flow and TINC’s ability to service its debt, including the Exchangeable Bonds, and Transocean’s ability to satisfy its guarantee obligations are dependent upon the earnings of their respective subsidiaries and on the distribution of earnings, loans or other payments by such subsidiaries to TINC and Transocean. The subsidiaries of Transocean are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay any amounts due on the Exchangeable Bonds or to make funds available to them to do so. In addition, contractual provisions or laws, as well as such subsidiaries’ financial condition and operating requirements, may limit TINC’s or Transocean’s ability to obtain from such subsidiaries the cash each needs to pay its respective debt service or guarantee obligations, including payments on or with respect to the Exchangeable Bonds. TINC, Transocean and their respective subsidiaries will be permitted under the terms of the indenture governing the Exchangeable Bonds to incur additional indebtedness or otherwise enter into agreements that may restrict or prohibit subsidiaries of TINC or Transocean from the making of distributions, the payment of dividends or the making of loans to TINC or Transocean. TINC and Transocean can make no assurances that the agreements governing the current and future indebtedness of their respective subsidiaries or other agreements of TINC, Transocean or their respective subsidiaries will permit such subsidiaries to provide TINC or Transocean with sufficient dividends, distributions or loans to fund payments on the Exchangeable Bonds when due or, in the case of Transocean, to satisfy any guarantee obligations.

Payments on the Exchangeable Bonds, including under the guarantees, will be effectively subordinated to claims of secured creditors

The Exchangeable Bonds represent unsecured obligations of TINC. Accordingly, any secured creditor of TINC will have claims that are superior to the claims of holders of the Exchangeable Bonds to the extent of the value of the assets securing that other indebtedness. Similarly, the guarantees of the Exchangeable Bonds will not be secured by any assets of Transocean and will effectively rank junior to any secured debt of Transocean, as the guarantor, to the extent of the value of the assets securing the debt. In the event of any distribution or payment of assets of TINC or Transocean in any foreclosure, dissolution, winding-up, liquidation, reorganization, bankruptcy or similar proceeding, secured creditors of TINC and Transocean, respectively, will have a superior claim to their respective collateral. If any of the foregoing events occur, there can be no assurance that there will be sufficient assets to pay amounts due on the Exchangeable Bonds or with respect to any guarantee. Holders of the Exchangeable Bonds will participate ratably with all holders of unsecured senior indebtedness of TINC and Transocean, and with all of TINC’s and Transocean’s other general senior creditors, based upon the respective amounts owed to each holder or creditor, in the remaining assets of TINC and Transocean. As a result, holders of Exchangeable Bonds may receive less, ratably, than secured creditors of TINC and Transocean.

In addition, the terms of the indenture do not limit TINC’s or Transocean’s ability to create, assume or allow to exist any liens on assets of TINC or Transocean to secure any debt. As of September 30, 2017, Transocean and TINC had USD 1.54 billion aggregate principal amount of consolidated secured debt outstanding.

Servicing TINC’s debt requires a significant amount of cash, and TINC may not have sufficient cash flow from its respective business to pay their substantial debt

TINC’s ability to make scheduled payments of the principal of, to pay interest on or to refinance its indebtedness, including the Exchangeable Bonds, depends on TINC’s future performance, which is subject to economic, financial, competitive, regulatory and other factors beyond its control. TINC’s business may not continue to generate cash flow from operations in the future sufficient to service its debt and make necessary capital expenditures. If TINC is unable to generate such cash flow, it may be required to adopt one or more alternatives, such as selling assets, restructuring debt or obtaining additional equity capital on terms that may be onerous. TINC’s ability to refinance its indebtedness will depend on the capital markets and its financial condition at such time. TINC may not be able to engage in any of these activities or engage in these activities on desirable terms, which could result in a default on TINC’s debt obligations.

Despite its current debt levels, TINC may still incur substantially more debt or take other actions which would intensify the risks discussed above

Despite TINC’s current consolidated debt levels, TINC and its subsidiaries may be able to incur substantial additional debt in the future, subject to the restrictions contained in TINC’s debt instruments, some of which may be secured debt. TINC will not be restricted under the terms of the indenture governing the Exchangeable Bonds from incurring additional debt, securing existing or future debt, recapitalizing the TINC’s debt or taking a number of other actions that are not limited by the terms of the indenture governing the Exchangeable Bonds that could have the effect of diminishing TINC’s ability to make payments on the Exchangeable Bonds when due.

The Exchangeable Bonds are not protected by restrictive covenants

The indenture governing the Exchangeable Bonds does not contain any financial or operating covenants or restrictions on the payments of dividends, the incurrence of indebtedness or the issuance or repurchase of securities by TINC, Transocean or any of their respective subsidiaries. The indenture contains no covenants or other provisions to afford protection to holders of the Exchangeable Bonds in the event of a Fundamental Change or other corporate transaction involving TINC except to the extent described in “Description of Transocean Exchangeable Bonds.”

TINC may not have the funds necessary to finance a repurchase in the event of a Fundamental Change

Upon the occurrence of specific Fundamental Change events, including a Change of Control Repurchase Event and a Listing Failure Event, holders of Exchangeable Bonds will have the right to require TINC to repurchase their Exchangeable Bonds in cash. However, it is possible that TINC will not have sufficient funds at such time to make the required repurchase of Exchangeable Bonds or that restrictions in TINC’s credit agreements or other indebtedness will not allow such repurchases. TINC’s failure to purchase all validly tendered Exchangeable Bonds would constitute an event of default under the indenture under which the Exchangeable Bonds are issued and may also constitute a cross-default on other indebtedness existing at that time.

The make-whole premium that may be payable upon a Fundamental Change or Tax Event Offer to Repurchase may not adequately compensate holders for the lost value of the Exchangeable Bonds as a result of such Fundamental Change or tax event

If holders exchange Exchangeable Bonds in connection with a Fundamental Change or Tax Event Offer to Repurchase TINC will be required to increase the applicable exchange rate by a make-whole premium determined using the applicable formula set forth under “Description of Transocean Exchangeable Bonds.” The make-whole premium payable in connection with a Fundamental Change or Tax Event Offer to Repurchase may not adequately compensate holders for any lost value of their Exchangeable Bonds as a result of such transaction or event. In addition, if TINC’s obligation to deliver the make-whole premium were to be considered a penalty, the enforceability thereof would be subject to general principles of reasonableness of economic remedies.

Because holders’ rights to require repurchase of the Exchangeable Bonds are limited, the market prices of the Exchangeable Bonds may decline if TINC enters into a transaction that is not a Fundamental Change under the indenture

TINC’s obligation to repurchase the Exchangeable Bonds upon a Fundamental Change may not preserve the value of the Exchangeable Bonds because the terms “Change of Control,” “Change of Control Repurchase Event” and “Listing Failure Event” are limited and may not include every event that might cause the market prices of the Exchangeable Bonds to decline. TINC may enter into a highly leveraged transaction, reorganization, merger, scheme of arrangement or similar transaction that is not a Change of Control or Listing Failure Event under the indenture, and such transactions could negatively affect the liquidity, value or volatility of the Exchangeable Bonds or the Shares.

The exchange rate of the Exchangeable Bonds may not be adjusted for all dilutive events

The exchange rate of the Exchangeable Bonds is subject to adjustment for certain events including, but not limited to, certain dividends or distributions on the Shares, subdivisions or combinations of the Shares, the issuance of certain rights or warrants, certain distributions of capital stock, evidences of debt or other assets to holders of the Shares and certain purchases of the Shares in tender or exchange offers. The exchange rate will not be adjusted for other events that may adversely affect the trading price of the Exchangeable Bonds and the Shares.

No market currently exists for the Exchangeable Bonds, and an active trading market for the Exchangeable Bonds may not develop

The Exchangeable Bonds comprise a new issue of securities for which there is currently no public market. Although the Exchangeable Bonds will be listed on the NYSE, an active trading market for the Exchangeable Bonds may not develop. To the extent that an active trading market for the Exchangeable Bonds does not develop, the liquidity and trading prices for the Exchangeable Bonds may be harmed. In addition, the Exchangeable Bonds that are traded after their initial issuance may trade at a discount from their face amount, depending on prevailing interest rates, the market for similar securities, the price and volatility of the Shares, TINC’s and Transocean’s performance and other factors. As a result, holders may not be able to realize the full value of their investment, or liquidate their investment rapidly, or at all.

Any adverse rating of the Exchangeable Bonds may cause their trading price to fall

If any rating service rates the Exchangeable Bonds and subsequently lowers its rating or otherwise announces its intention to put the Exchangeable Bonds on credit watch, the trading price of the notes could decline. Other than in the context of a Change of Control Repurchase Event, holders would have no related protection under the notes.

Recent and future regulatory actions and other events may adversely affect the trading price and liquidity of the Exchangeable Bonds

Recipients, and potential subsequent purchasers, of the Exchangeable Bonds may employ, or seek to employ, an arbitrage strategy with respect to the Exchangeable Bonds. Investors would typically implement such a strategy by selling short the stock underlying the Exchangeable Bonds and dynamically adjusting their short position while continuing to hold the Exchangeable Bonds. Investors may also implement this type of strategy by entering into swaps on the Shares in lieu of or in addition to short selling the Shares.

The SEC and other regulatory and self-regulatory authorities have implemented various rules and taken certain actions, and may in the future adopt additional rules and take other actions, that may impact those engaging in short selling activity involving equity securities (including the Shares). Such rules and actions include Rule 201 of SEC Regulation SHO, the adoption by the Financial Industry Regulatory Authority, Inc. and the national securities exchanges of a “Limit Up-Limit Down” program, the imposition of market-wide circuit breakers that halt trading of securities for certain periods following specific market declines, and the implementation of certain regulatory reforms required by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010. Any governmental or regulatory action that restricts the ability of investors in, or potential purchasers of, the Exchangeable Bonds to effect short sales of the Shares, borrow the Shares or enter into swaps on the Shares could adversely affect the trading price and the liquidity of the Exchangeable Bonds.

Future sales of the Shares in the public market could lower the market price for the Shares and adversely impact the trading price of the Exchangeable Bonds

In the future, Transocean may sell additional Shares to raise capital. In addition, Shares are reserved for issuance upon the exercise of stock options, upon the vesting of restricted stock units and upon exchange of the Exchangeable Bonds. Transocean cannot predict the size of future issuances or the effect, if any, that they may have on the market price for the Shares. The issuance and sale of substantial amounts of Shares, or the perception that such issuances and sales may occur, could adversely affect the trading price of the Exchangeable Bonds and the market price of the Shares and impair Transocean’s ability to raise capital through the sale of additional equity securities.

As of October 31, 2017, Transocean has outstanding 391,213,324 Shares and options to purchase 2,753,463 Shares, of which 1,262,902 were exercisable as of that date. Transocean also had outstanding approximately 4,345,303 Shares and 2,117,173 Shares issuable pursuant to outstanding restricted share units and performance share units, respectively. The sale or the availability for sale of a large number of the Shares in the public market could cause the market price of the Shares, and the value of the Exchangeable Bonds, to decline.

Exchange of the Exchangeable Bonds will dilute the ownership interest of existing shareholders

The exchange of some or all of the Exchangeable Bonds will dilute the ownership interest of existing shareholders. Any sales in the public market of any Shares issuable upon exchange of the Exchangeable Bonds could adversely affect prevailing market prices of the Shares. In addition, the existence of the Exchangeable Bonds may encourage short selling by market participants because the exchange of the Exchangeable Bonds could be used to satisfy short positions, or anticipated exchange of the Exchangeable Bonds into Shares could depress the price of the Shares and the value of the Exchangeable Bonds.

Volatility in the market price and trading volume of the Shares could adversely impact the trading price of the Exchangeable Bonds

The stock market in recent years has experienced significant price and volume fluctuations that have often been unrelated to the operating performance of companies. The market price of Shares could fluctuate significantly for many reasons, including in response to the risks described in this Prospectus. In addition, the market price of the Shares could fluctuate for reasons unrelated to its operations, such as reports by industry analysts, changes in the Transocean’s financial guidance, investor perceptions or negative announcements by Transocean’s customers, competitors or suppliers regarding their own performance, as well as industry conditions and general financial, economic and political instability. A decrease in the market price of the Shares would likely adversely impact the trading price of the Exchangeable Bonds. The market price of the Shares could also be affected by possible sales of the Shares by investors who view the Exchangeable Bonds as a more attractive means of equity participation in Transocean and by hedging or arbitrage trading activity that Transocean expects to develop involving its Shares. This trading activity could, in turn, affect the trading price of the Exchangeable Bonds.

Holders of Exchangeable Bonds will not be entitled to any rights with respect to the Shares, but they will be subject to all changes made with respect to them

Subject to limitations regarding adverse changes to the rights of holders, holders of Exchangeable Bonds will not be entitled to any rights with respect to the Shares (including voting rights and rights to receive any dividends or other distributions on Shares) prior to the last trading day of the relevant observation period, but holders of the Exchangeable Bonds will be subject to all changes affecting the Shares. For example, if an amendment is proposed to Transocean’s Articles of Association requiring shareholder approval and the record date for determining the shareholders of record entitled to vote on the amendment occurs prior to the date a holder’s Exchangeable Bonds are exchanged into Shares, such holder will not be entitled to vote on the amendment, although such holder will nevertheless be subject to any changes affecting the Shares.

Exchange rate fluctuations could adversely affect the market value of the Exchangeable Bonds and any interest paid on the Exchangeable Bonds for an investor whose principal currency is not U.S. dollars

The Exchangeable Bonds are denominated and will be traded in U.S. dollars on the NYSE and any interest will be paid in U.S. dollars. Exchange rate movements of U.S. dollar will therefore affect the value of any interest for investors whose principal currency is not U.S. dollars. Furthermore, the market value of the Exchangeable Bonds as expressed in foreign currencies will fluctuate in part as a result of foreign exchange fluctuations. This could affect the value of the Exchangeable Bonds and of any interest paid on the Exchangeable Bonds for an investor whose principal currency is not U.S. dollars.

Holders of Exchangeable Bonds may be subject to tax if the Company makes or fails to make certain adjustments to the exchange rate of the Exchangeable Bonds even though such holders do not receive a corresponding cash distribution

The exchange rate of the Exchangeable Bonds is subject to adjustment in certain circumstances, including the payment of cash dividends. If the exchange rate is adjusted as a result of a distribution that is taxable to the Company’s common stockholders, such as a cash dividend, holders of Exchangeable Bonds will be deemed to have received a dividend for U.S. federal income tax purposes without the receipt of any cash. In addition, a failure to adjust (or to adjust adequately) the exchange rate after an event that increases holders’ proportionate interest in Transocean could be treated as a deemed taxable dividend to such holder for U.S. federal income tax purposes. If a Fundamental Change or a Tax Event Offer to Repurchase occurs prior to the maturity date, under some circumstances, the Company will increase the exchange rate for Exchangeable Bonds exchanged in connection with the Fundamental Change or repurchase offer. Such increase may also be treated as a distribution for U.S. federal income tax purposes. See “Material Tax Considerations—United States Taxation.”

Risks Related to the Offer

Because the market price of the Shares fluctuates, Songa Offshore shareholders cannot be sure of the value of the Shares they may receive in the Offer; participation in the Offer may constitute a taxable event for Songa Offshore shareholders

A total of 0.35724 Consideration Shares will be issued in exchange for each Songa Share validly tendered and not subsequently validly withdrawn in the Offer. Accordingly, because the number of Shares being offered as consideration will not vary, and despite the fact that the Offer is subject to a Material Adverse Change condition (see “Terms of the Offer—Conditions for Completion of the Offer”), the Offer may be completed even if the market price of the Shares and the Songa Shares at the time a Songa Offshore shareholder tenders its Songa Shares varies significantly from their market price on August 14, 2017, the date used to determine the consideration offered by Transocean in the Offer. Share price changes may result from a variety of factors that are beyond the Company’s control, including general market and economic conditions, changes in business prospects, catastrophic events, both natural and man-made, and regulatory considerations. In addition, the ongoing businesses of Transocean and Songa Offshore may be adversely affected by actions taken by Transocean or Songa Offshore in connection with the Offer, including payment by the companies of certain costs relating to the Offer, including certain legal, accounting, financing, and financial and other advisory fees.

Because the Offer will not be completed until certain conditions have been satisfied or, where permissible, waived, a period of time, which may be significant, may pass between the commencement of the Offer and the time that Transocean accepts Songa Shares for exchange. Therefore, at the time when a Songa Offshore shareholder tenders its Songa Shares pursuant to the Offer, such shareholder will not know the exact market value of the Shares that it may receive upon completion of the Offer if Transocean accepts such Songa Shares for exchange. Tendered Songa Shares may be withdrawn at any time prior to the end of the Offer Period. If the Offer Period is extended, any received Acceptance Forms will remain binding for the length of the extension.

In addition, participation in the Offer may constitute a taxable event for tendering Songa Offshore shareholders in the jurisdictions in which they are tax residents. Therefore, Songa Offshore shareholders are advised to take into account the structure of the mixed consideration consisting of Consideration Shares and Exchangeable Bonds, and their individual tax position when evaluating the attractiveness of the Offer.

Songa Offshore shareholders are urged to obtain current market quotations for Songa Shares and Shares, and to consult with their tax advisors when they consider whether to tender their Songa Shares pursuant to the Offer.

The Offer is subject to conditions and the Transaction Agreement may be terminated in accordance with its terms and the Combination may not be completed

The Offer is subject to numerous conditions, including inter alia the conditions related to the minimum number of Songa Shares that must be validly tendered (and not subsequently validly withdrawn as of the end of the Offer Period), the receipt of regulatory approvals and the absence of material adverse changes with respect to Songa Offshore. See “Terms of the Offer—Conditions for Completion of the Offer.” No assurance can be given that all of the conditions to the Offer will be satisfied or, if they are, as to the timing of such satisfaction. If the Offer has not become or been declared unconditional before 11:59 p.m. (CET) on January 31, 2018, either party may terminate the Transaction Agreement and the Offer, unless extended in accordance with the terms of the Transaction Agreement.

In addition, the Transaction Agreement may be terminated by either party under certain circumstances, including by Songa Offshore if the Songa Board modifies or withdraws its recommendation to Songa Offshore shareholders due to a Superior Proposal, as defined in “The Combination—The Transaction Agreement—No Solicitation of Transactions.”

Transocean must obtain governmental and regulatory approvals to consummate the Offer, which, if delayed or not granted, may delay or jeopardize the Offer and the transactions contemplated by the Transaction Agreement

The approval of the Offer under merger control or competition law regimes in any jurisdictions where the parties to the Transaction Agreement have mutually determined merger control or competition law filings and/or notices to be necessary must have been obtained or any statutory waiting period (including any extension thereof) applicable to the Offer must have expired with the result that the Offer may be completed without the approval by any relevant antitrust authority.

The governmental and regulatory agencies from which Transocean may be required to seek these approvals have broad discretion in administering the applicable governing regulations. As a condition to their approval of the transactions contemplated by the Transaction Agreement, those agencies may impose requirements, limitations or costs or require divestitures or place restrictions on the conduct of Transocean’s business. No assurance can be given that the approvals, if required, will be obtained or that any required conditions to the Offer will be satisfied, and, if any such required approvals are obtained and the conditions to the consummation of the Offer are satisfied, no assurance can be given as to the terms, conditions and timing of the approvals. The Offer is subject to a regulatory condition that certain approvals are obtained. This condition may only be waived with the prior written consent of Songa Offshore.

Any delay in the completion of the Combination for regulatory reasons could diminish the anticipated benefits of the Combination or result in additional transaction costs. Any uncertainty over the ability to complete the Combination could make it more difficult for Transocean or Songa Offshore to maintain or to pursue particular business strategies. Conditions imposed by regulatory agencies in connection with their approval of the Combination may restrict the Company’s ability to modify the operations of its business in response to changing circumstances for a period of time after the closing of the Offer or its ability to expend cash for other uses or otherwise have an adverse effect on the anticipated benefits of the Combination, thereby adversely impacting the business, financial condition or results of operations of the combined company.

If, following the consummation of the Offer, some Songa Shares remain outstanding, then the liquidity and market value of those shares could be materially adversely affected

If the Offer is consummated, but not all the outstanding Songa Shares have been tendered, then the free float in Songa Shares will be significantly lower than the current free float in Songa Shares, thereby reducing the liquidity of the remaining Songa Shares. Reduced liquidity could make it more difficult for the remaining Songa Offshore shareholders to sell their shares and could materially adversely affect the market value of those remaining shares. A lower level of liquidity in the trading in Songa Shares could result in greater price fluctuations of Songa Shares than in the past. The value of Songa Shares implied by the Offer does not guarantee that the value of Songa Shares not held by Transocean following the Offer will remain at that level or exceed that value in the future. The share price may vary materially in the future. The Songa Shares are listed on Oslo Stock Exchange. A lower level of liquidity in the trading in the Songa Shares could result in the removal of the Songa Shares from listing on the Oslo Stock Exchange. Any such delisting could further impair the liquidity of any Songa Shares that remain outstanding following the Offer.

Certain of the directors, board members and executive officers of Songa Offshore may have interests in the transactions contemplated by the Transaction Agreement that are different from, or in addition to, those of Songa Offshore shareholders generally

Shareholders of Songa Offshore should be aware that certain directors and senior management of Songa Offshore may have interests in the transactions contemplated by the Transaction Agreement that are different from, or in addition to, the interests of the Songa Offshore shareholders. These interests may include the continued employment of certain board members, senior management and executive officers of Songa Offshore and Transocean, the continued positions of certain members of the Songa Board and certain directors of Transocean as directors of Transocean and the indemnification of former Songa Offshore senior management and board members and directors and executive officers of Transocean by Transocean.

The announcement and pendency of the Offer and the other transactions contemplated by the Transaction Agreement, during which Transocean and Songa Offshore are subject to certain operating restrictions, could have an adverse effect on Songa Offshore’s and Transocean’s businesses and cash flows, financial condition and results of operations

The announcement and pendency of the transactions contemplated by the Transaction Agreement, including the Offer, could disrupt Songa Offshore’s and Transocean’s businesses, and uncertainty about the effect of these transactions may have an adverse effect on Songa Offshore and Transocean. These uncertainties could cause suppliers, vendors, partners and others that deal with Transocean and Songa Offshore to defer entering into contracts with, or making other decisions concerning, Transocean and Songa Offshore or to seek to change or cancel existing business relationships with the companies. In addition, Songa Offshore’s and Transocean’s employees may experience uncertainty regarding their roles after the acquisition. Employees may depart either before or after the completion of the acquisition because of uncertainty and issues relating to the difficulty of coordination or because of a desire not to remain following the acquisition. Therefore, the pendency of the Offer may adversely affect Songa Offshore’s and Transocean’s ability to retain, recruit and motivate key personnel. Additionally, the attention of Songa Offshore’s and Transocean’s management may be directed towards the completion of the acquisition, including obtaining regulatory approvals, and may be diverted from the day-to-day business operations of Transocean and Songa Offshore. Matters related to the acquisition may require commitments of time and resources that could otherwise have been devoted to other opportunities that might have been beneficial to Transocean and Songa Offshore. Additionally, the Transaction Agreement requires Transocean and Songa Offshore to refrain from taking certain specified actions while the Offer and the acquisition are pending. These restrictions may prevent Transocean and Songa Offshore from pursuing otherwise attractive business opportunities or capital structure alternatives and from executing certain business strategies prior to the completion of the Offer. Further, the acquisition may give rise to potential liabilities, including those that may result from future shareholder lawsuits. Any of these matters could adversely affect the businesses of, or harm the results of operations, financial condition or cash flows of Transocean and Songa Offshore.

Negative publicity related to the transactions contemplated by the Transaction Agreement may materially adversely affect Transocean and Songa Offshore

From time to time, political and public sentiment in connection with a proposed combination may result in a significant amount of adverse press coverage and other adverse public statements affecting Transocean and Songa Offshore. Adverse press coverage and public statements, whether or not driven by political or popular sentiment, may also result in legal claims or in investigations by regulators, legislators and law enforcement officials. Responding to these investigations and lawsuits, regardless of the ultimate outcome of the proceedings, can divert the time and effort of senior management from operating their businesses. Addressing any adverse publicity, governmental scrutiny or enforcement or other legal proceedings is time-consuming and expensive and, regardless of the factual basis for the assertions being made, could have a negative impact on the reputation of Transocean and Songa Offshore, on the morale of their employees and on their relationships with regulators. It may also have a negative impact on their ability to take timely advantage of various business and market opportunities. The direct and indirect effects of negative publicity, and the demands of responding to and addressing it, may have a material adverse effect on Songa Offshore’s and Transocean’s respective business and cash flows, financial condition and results of operations.

The share prices of Transocean and Songa Offshore may be adversely affected if the Offer is not completed

If the Offer is not completed, the prices of Shares and Songa Shares may decline to the extent that the current market prices of Shares and Songa Shares reflect a market premium based on the assumption that the Offer will be completed.

The expected benefits associated with a combination of the Group and the Songa Group may not be realized

Following the completion of the Offer, Transocean intends to integrate the two companies that have previously operated independently. There can be no assurances that Transocean will not encounter difficulties in integrating Songa Offshore’s operations or that the benefits expected from the integration will be realized. For example, completion of the Offer is expected to trigger change of control and acceleration provisions in certain of Songa Offshore’s existing indebtedness and agreements. Songa Offshore has received waivers, subject to certain conditions, for change of control provisions in certain of Songa Offshore's debt. Transocean also expects to refinance and/or repurchase certain of Songa Offshore's debt following the completion of the Offer. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Songa Offshore—Borrowings of the Songa Group” for further information on Songa Offshore's debt, and “Terms of the Offer—Refinancing of Certain Songa Offshore Indebtedness” for further information on the refinancing of debt. If the relevant waiver conditions are not met, if any necessary waiver extensions are not received from the relevant counterparties, or if Transocean is not able to refinance and/or repurchase certain of Songa Offshore’s debt on terms favorable to Transocean, Transocean may be required to make payments under the terms of that indebtedness or agreements that may limit its ability to fully integrate Songa Offshore’s business on the timeline it currently anticipates or that may prevent Transocean from fully realizing all of the benefits it currently anticipates from its acquisition of Songa Offshore. If the benefits are not achieved, or only partly achieved, this could adversely affect the Group’s business, financial condition, results of operations and prospects.

Holders of Songa Shares that do not participate in the Offer may suffer adverse consequences

Following the completion of the Offer, the trading market for any remaining Songa Shares not exchanged in the Offer may be substantially limited compared with historic trading levels. As a result, the price for Songa Shares in the secondary market may decline following the completion of the Offer. Holders of Songa Shares who do not participate in the Offer may not be able to sell their Songa Shares at a favorable price, if at all, following the completion of the offer.

In addition, Transocean intends to promptly apply to conduct a compulsory acquisition (squeeze-out) under the Cyprus Takeover Bids Law following completion of the Offer. However, Transocean may not be able to complete such a compulsory acquisition in a prompt manner, if at all. If the stated par value of the Exchangeable Bonds issued in the compulsory acquisition exceeds their fair market value at the time they are issued by more than a de minimis amount, the Exchangeable Bonds issued in the compulsory acquisition may be treated as part of different issue than the Exchangeable Bonds issued in the Offer for U.S. federal income tax purposes, and, in that case, the tax treatment of the Exchangeable Bonds issued in the compulsory acquisition would be expected to differ from the tax treatment of the Exchangeable Bonds issued in the Offer. In that case any Exchangeable Bonds issued in the compulsory acquisition would not be fungible for trading purposes with Exchangeable Bonds issued in the Offer. Any Exchangeable Bonds you may receive in a compulsory acquisition may therefore trade in the secondary market at a lower price than Exchangeable Bonds issued in the Offer, and any such secondary market for Exchangeable Bonds issued in the compulsory acquisition may be significantly less liquid than any secondary market for Exchangeable Bonds issued in the Offer. See “Material Tax Considerations—United States Taxation.”

Holders of Songa Offshore warrants and Songa Offshore convertible bonds (“Songa Convertible Bonds”) that do not participate in the Offer may suffer adverse consequences

Transocean intends to promptly apply to conduct a compulsory acquisition (squeeze-out) under the Cyprus Takeover Bids Law following the completion of the Offer. Any shares issued upon the exercise of Songa Offshore warrants or upon conversion of Songa Convertible Bonds during the Offer Period and prior to the compulsory acquisition will be included in the compulsory acquisition. Such a compulsory acquisition may be initiated within three months of the end of the Offer Period.

Following completion of the Offer and the subsequent compulsory acquisition, there will be an extremely limited, or no, trading market for any remaining Songa Shares. As a result, the price for any Songa Shares that cannot be included in any compulsory acquisition may decline, and the holders of such shares may not be able to sell their Songa Shares at a favorable price, if at all, following the completion of the Offer and the subsequent compulsory acquisition.

The Consideration Shares must be registered with the commercial register of the Canton of Zug, Switzerland before the Company can settle the Offer

In order for the Company to issue the Consideration Shares to be delivered to the holders of Songa Shares, the Company must register the increase in its share capital and the issuance of the Consideration Shares with the commercial register of the Canton of Zug, Switzerland. Under Swiss law, registration may be blocked for reasons beyond the Company’s control, thereby delaying or preventing the issuance of the Consideration Shares and settlement of the Offer.

Risks Related to the Business of the Songa Group

There are a number of risks related to the business and operations of the Songa Group, its markets and financing. As the Group and the Songa Group operate in the same market, the risk factors set out in the section above “—Risks Related to the Industry in Which the Group Operates” may also apply to the Songa Group.

Project Risk

It is customary in the drilling industry where the Songa Group operates that all contracts are charter related, e.g. structured as time charters or bareboat charters. The rationale for this is that drilling companies provide a service where the schedule and scope of work is controlled and ultimately directed by its customers. In some instances market participants may accept fixed prices for certain components of the overall contract work scope. Such instances include mobilization and demobilization of a unit to/from a worksite, and the conversion/upgrade of units to meet specific requirements as may be required for a specific project.

The Songa Group’s corporate policy is to seek to mitigate project risk at all times by having a strict policy on termination risk, breakdown risk, off-hire situations, force majeure risk, etc. However, there can be made no assurance that the Songa Group will be able to sufficiently mitigate these project risks, and any such risk could negatively affect the financial position and results of operations of the Songa Group. The Songa Group has, following the drilling contract commencement for its four category d (“Cat D”) rigs, limited project risk.

Insurance and Uninsured Risk

Operational risks can inter alia cause personal injury, the loss of a unit, operational disruption, off hire and termination of contract. In order to mitigate these risks, the Songa Group has instigated an insurance program in line with market practice, and additional insurance is always considered when a specific project is considered to be of a high risk nature. The Songa Group has loss of hire insurance in place for its rigs, as part of a reduction of the overall risk profile of Songa Offshore.

Insurance policies and contractual rights to indemnity may not adequately cover losses, and the Songa Group does not have insurance coverage or rights to indemnity for all risks that could result from drilling operations. The Songa Group coverage includes annual aggregate policy limits. If a significant accident or other event occurs that is not fully covered by the insurance or an enforceable or recoverable indemnity from a client, the occurrence could adversely affect the Songa Group’s financial position, results of operations or cash flows.

Pollution and environmental risks generally are not fully insurable. The Songa Group’s insurance policies and contractual rights to indemnity may not adequately cover the Songa Group’s losses, or may have exclusions of coverage for some losses. The Songa Group does not have insurance coverage or rights to indemnity for all risks, including, among other things, liability risk for certain amounts of excess coverage and certain physical damage risk. If a significant accident or other event occurs which is not fully covered by insurance or contractual indemnity, it could adversely affect the financial position, results of operations and cash flows of the Songa Group.

Reliance on Customers and Third Parties

The Songa Group has a strong dependency on Statoil ASA (“Statoil”). Statoil currently accounts for all the consolidated operating revenues of the Songa Group, and also represents all current contract revenue backlog of the Songa Group. While it is expected that Statoil will continue to be a significant customer going forward, there can be no assurance that this will be the case, and a discontinuation of the cooperation with major customers could have a material adverse effect on the Songa Group’s financial position and future prospects. The Songa Group relies on third parties to perform certain services for the operation of the drilling units, including maintenance and catering services and has significant agreements in place in that respect. A failure by one or more of these third parties to satisfactorily provide, on a timely basis, the agreed upon services may have an adverse impact on the Songa Group’s ability to perform its obligations under drilling contracts.

Rig Operation

The Songa Group only has a limited number of rigs. The Songa Group’s fleet is exposed to operational risks associated with offshore operations such as breakdown, bad weather, technical problems, force majeure situations (e.g., nationwide strikes), collisions, grounding and similar events, which may have a material adverse effect on the earnings and value of the Songa Group.

The drilling fleet of the Songa Group is concentrated in the semi-submersible rig market. Moreover, as the Songa Group’s fleet is configured to operate in the midwater sector, a reduction in demand for midwater drilling would have an adverse effect on the Songa Group. It would also be adversely affected by a reduction in demand for deepwater drilling, as some rigs configured for the deepwater sector (typically those equipped with mooring systems) can also operate in the midwater sector, thereby increasing the number of rigs operating in the midwater sector.

Without considering the Cat D rigs, which are high specifications semi-submersible, some of the Songa Group’s competitors have semi-submersible rigs with generally higher specifications than those in the current legacy fleet of the Songa Group. While the Songa Group does not believe that all higher specification rigs are suited to the midwater sector of the drilling industry, particularly during market downturns when there is decreased rig demand, some higher specification rigs may be more likely to compete with the Songa Group’s legacy fleet rigs in obtaining drilling contracts in the sector in which the Songa Group operates. In addition, higher specification rigs may be more adaptable to different operating conditions and have greater flexibility to move to areas of demand in response to changes in market conditions. Furthermore, in recent years, an increasing amount of exploration and production expenditures have been concentrated in deeper water drilling programs and deeper formations, thereby requiring higher specification rigs. This trend is expected to continue and could result in a material decline in demand for the lower specification rigs in the Songa Group’s fleet.

Charter Risk

The Songa Group provides its services on the basis of drilling contracts that are awarded through competitive bidding or to a lesser extent through direct negotiations with oil companies.

The Songa Group’s financial condition, operating results and cash flows could be adversely affected by early termination of contracts, contract renegotiations or cessation of day rates under any of the foregoing circumstances.

The Songa Group’s rigs are contracted to one customer, and a disruption in cooperation between the Songa Group and the customer could lead to a termination of most, or all, charter agreements. The ability of the Songa Group to renew contracts or obtain new contracts and the terms of any such contracts will depend, among other things, on market conditions, the specifications, suitability and deployment potential of its rigs, and the contractual terms, including day rates, that the Songa Group agrees to operate under. The Songa Group may be unable to renew expiring contracts or obtain new contracts for its rigs under contracts that have expired or been terminated, and the day rates under any new contracts may be substantially below existing day rates, which could materially reduce the revenues and profitability of the Songa Group. There can be no assurance that the Songa Group will be able to perform under its contracts due to events beyond its control or that the Songa Group will be able to ultimately execute a definitive agreement in cases where one does not currently exist. In addition, there can be no assurance that the Songa Group’s customers will be able to or willing to fulfil their contractual commitments to the Songa Group. There can be no assurance that the contracts included in the contract revenue backlog will generate the specified revenues or that the specified revenues will in fact be generated during the periods indicated.

The Songa Group’s financial condition, operating results and cash flows could be materially adversely affected by early termination of contracts, contract renegotiations or cessation of day rates under any of the foregoing circumstances.

Risk of Accidents

Offshore drilling units may work in harsh environments. The Songa Group’s operations are subject to the usual hazards inherent in drilling for oil offshore, such as breakdowns of vessels, blowouts, reservoir damage, loss of production, loss of well control, punch-through, craterings, groundings, collisions, fires, adverse weather conditions and natural disasters such as cyclones, storms and hurricanes. The Songa Group’s operations are also subject to accidents, which could be caused by various factors, including human error, adverse weather conditions or faulty construction.

The occurrence of any of the above events could result in the suspension of drilling operations, damage to or destruction of the equipment involved and injury or death to rig personnel, damage to producing or potentially productive oil formations and environmental damage.

Operations also may be suspended because of machinery breakdowns, abnormal drilling conditions, failure of subcontractors to perform or supply goods or services or personnel shortages. In addition, offshore drilling operators are subject to perils peculiar to marine operations, including capsizing, grounding, collision and loss or damage from severe weather.

Damage to the environment could also result from its operations, particularly through oil spillage, extensive uncontrolled fires or a spill, leak or accident involving other hazardous substances that are stored on a rig. The Songa Group may also be subject to damage claims by oil and gas companies or other parties. An accident can have a material adverse effect on the Songa Group’s financial condition, and there can be no assurance that the Songa Group will have sufficient insurance against such losses and/or expenses.

Vessel operations are further subject to potential environmental liabilities which could be substantial. Such liabilities are difficult to estimate as the scope and amount of liability would, inter alia, depend on where the vessels are operated at the time when environmental damages occur.

Service Life and Technical Risk

The service life of a rig and/or vessel is generally assumed to be more than 30 years, but will ultimately depend on its efficiency. There can be no assurance that the Songa Group’s drilling units will be successfully deployed for such period of time. Although the Songa Group has four high specification midwater semi-submersible rigs, the remaining three rigs were all built in the 1970s and 1980s.

The capital associated with the repair and maintenance of each rig increases with age. In addition, there may be technical and environmental risks associated with ageing rigs, including operational problems and regulatory requirements leading to unexpectedly high operating/maintenance costs and/or lost earnings, and which may have a material adverse effect on the financial position of the Songa Group.

Unexpected Repair Cost

The timing and costs of repairs on the Songa Group’s drilling units are difficult to predict with certainty and may be substantial. Many of these expenses, such as dry-docking and certain repairs for normal wear and tear, are typically not covered by insurance. Large repair expenses could decrease the Songa Group’s profits. In addition, repair time may imply a loss of revenue for the Songa Group.

Risks Relating to the Songa Group’s Financial Situation

Significant Third Party Indebtedness

The Songa Group has a significant amount of third party indebtedness and there can be no assurances that the Songa Group in the future may not become in default of the terms of such. A breach of the terms of the Songa Group’s loan agreements may cause the lenders to require repayment of the financing immediately and to enforce the security granted over substantially all of the Songa Group’s assets, including its rigs. If the Songa Group’s operating cash flows are not sufficient to meet its operating expenses and the debt payment obligations of the Songa Group, the Songa Group may be forced to do one or more of the following: (i) delay or reduce capital expenditures; (ii) sell certain of its assets; (iii) forego business opportunities, including acquisitions and joint ventures, and/or (iv) obtain new capital, which may be dilutive to current stakeholders. The materialization of the aforementioned risks could have a material adverse impact on the financial position and/or results of operations of the Songa Group.

The Songa Group Has Exposure for Financial Covenants

The Songa Group’s credit and borrowing facilities contain financial and other covenants. There can be no assurance that the Songa Group will be able to meet all such covenants relating to current or future indebtedness contained in its funding agreements or that its lenders will extend waivers or amend terms to avoid any actual or anticipated breaches of such covenants.

Failure to comply with its financial and other covenants may have an adverse effect on the Songa Group’s financial condition, and also potential increased financial costs, requirements for additional security or cancellation of loans.

Financial Risks

The Songa Group monitors and manages the financial risks related to the operations of the Songa Group through internal reports and analysis. However, the Songa Group is exposed to various risks such as market risk (including currency risk, fair value interest rate risk and price risk), credit risk, liquidity risk and cash flow interest rate risk, and no assurances can be given that the monitoring of such risks will be adequate or sufficient. If the Songa Group fails to effectively monitor and manage such risks, this could have a material adverse impact on the financial position and/or results of operations of the Songa Group.

Foreign Exchange Risk Management

USD is the functional currency of Songa Offshore and all its subsidiaries. The Songa Group is exposed to foreign exchange risks related to its operations. The Company’s rig operating expenses, as well as its General & Administrative costs, are largely NOK-denominated. The Songa Encourage and Songa Enabler day rates are partly paid in NOK to provide a natural currency hedge, while for the other rigs the day rates are paid in USD only.

In order to manage its NOK exposure, Songa Offshore is actively using hedging instruments. Contracts are entered into when the Songa Group finds it in line with the overall interest rate risk strategy.

Interest Rate Risk Management

The Songa Group is exposed to fluctuations in interest rates for USD. The Songa Group’s interest costs on its credit facilities are subject to floating interest rate (the adjusted London Interbank Offered Rate referred to as “LIBOR”) plus a margin.

The risk is managed by maintaining an appropriate mix between fixed and floating rate borrowings and by the use of interest rate swaps. Contracts are entered into when the Songa Group finds it in line with the overall foreign exchange risk strategy.

Credit Risk Management

Due to the nature of the Songa Group’s operations, revenues and related receivables are typically concentrated amongst a relatively small customer base of international oil and gas companies. The majority of the revenues are generated by contracts with Statoil. The maximum credit risk is equal to the capitalized value of trade receivables and incurred revenue not billed.

Availability of Funding

The Songa Group is dependent upon having access to long-term funding. There can be no assurance that the Songa Group may not experience net cash flow shortfalls exceeding the Songa Group’s available funding sources nor can there be any assurance that the Songa Group will be able to raise new equity, or arrange new borrowing facilities, on favorable terms, in amounts necessary, or new financing at all, to conduct its ongoing and future operations, should this be required.

Borrowing and Leverage

To the extent income derived from assets obtained with borrowed funds exceeds the interest and other expenses that the Songa Group will have to pay, the Songa Group’s net income will be greater than if borrowings were not made. Conversely, if the income from the assets obtained with borrowed funds is insufficient to cover the cost of such borrowings, the net income of the Songa Group will be less than if borrowings were not made. The Songa Group will borrow only when it is believed that such borrowings will benefit the Songa Group and the Songa Group after taking into account considerations such as the costs of the borrowing and the likely returns on the assets purchased with the borrowed monies, but no assurances can be given that the Songa Group will be successful in this respect.

Value of the Drilling Units and Market Rates

The value of the drilling units owned by the Songa Group may fluctuate with market conditions. A further or prolonged downturn in the market as have been experienced recently may result in breaches of the financial covenants in its loan agreements. In such a case, sales of the Songa Group’s drilling units could be forced at prices that represent a potential loss of value.

Re-domiciliation to Cyprus in 2009 – Exit Tax

The Company moved from Norway to Cyprus in May 2009.

On November 25, 2014, Songa Offshore received the final Norwegian tax assessment for 2009 when Songa Offshore re-domiciled from Norway to Cyprus.

The taxable profit for 2009 was increased by NOK 1.8 billion and is based on the tax authorities’ view that all assets and liabilities at the time of the exit should be considered realized in 2009 for Norwegian tax purposes.

The Company disagrees and argues that such taxation should be imposed when the assets and liabilities are realized, and within five years from the exit. Any realization after 2014 should therefore not be subject to Norwegian tax.

The Oslo District Court in January 2017, ruled in disfavor of Songa Offshore. The Company has appealed the case and the exit tax appeal is scheduled for court hearing second quarter 2018. If adversely determined, the result could have a material adverse impact on the financial position and/or results of operations of the Songa Group.

See “Notes to Songa Offshore’s Consolidated Financial Statement—Note 4—The audited financials” for further details.

Construction Project Risk – DSME Litigation

The Songa Group was awarded four marine drilling contracts with Statoil for the Cat D rigs. The rigs, of which three were delivered in 2015 and the fourth was delivered on March 31, 2016, were constructed by DSME in Korea. The construction contracts were entered into on a turnkey basis with DSME accepting full design responsibility, and on a back-to-back basis with respect to the specifications outlined by Statoil. As a result of this structure, the Songa Group took on some interface and project management risks.

DSME experienced significant delays and cost overruns during the Cat D project and initiated arbitration in respect of the construction contracts for the Cat D rigs. DSME delivered claim submissions to Songa Offshore related to Songa Equinox and Songa Endurance, the two first Cat D rigs, in which DSME asserted aggregated claims of USD 373 million, including claims for the recovery of liquidated damages of USD 44 million. The claims asserted relate to alleged cost overruns and additional work in relation to Songa Equinox and Songa Endurance due to what DSME alleged were inherent errors and omissions in the design documents (as often referred to as the FEED package).

Songa Offshore reviewed the claims and did not consider that there was any substance to the matters asserted by DSME. On March 18, 2016, Songa Offshore submitted its defenses in the arbitrations. Along with its defense, Songa Offshore submitted counterclaims in respect of the two rigs for the aggregate amount of USD 65.8 million, by means of which Songa Offshore intends to recover damages caused by the default of DSME.

A question as to the legal interpretation of the rig-building contracts was put to the arbitral tribunal constituted in respect of the arbitrations on a preliminary basis. That question was to ascertain which party had responsibility for the FEED package and what the consequences of that would be. A two day arbitration hearing took place before the tribunal on May 2 and 3, 2017 in London and the tribunal’s interim final award was published on July 21, 2017. The tribunal ruled in favor of Songa Offshore.

Songa Offshore considers the tribunal’s interim final award determinative of DSME’s claims in respect of the rigs (and in respect of any similar claims that DSME might assert in respect of the Songa Encourage, the third Cat D rig, and the Songa Enabler, the fourth Cat D rig) with an outcome that no payment will be due by Songa

Offshore to DSME. On September 21, 2017, Songa Offshore announced that it had been served with an application to the English court where DSME is seeking permission to appeal the arbitration award. Songa Offshore considers that DSME’s application was made out of time and has issued a strike out application to the English court.

Songa Offshore will seek to recover its legal costs of the arbitration process from DSME. Songa Offshore is also evaluating whether to pursue its counterclaim against DSME in respect of Songa Equinox and Songa Endurance for the aggregate amount of USD 65.8 million, as well as the counterclaims for Songa Encourage and Songa Enabler that will potentially be in approximately the same amount.

In the event that permission to appeal is granted to DSME, then a court hearing will need to take place to determine the merits DSME’s appeal regarding the outcome of the arbitrations.  There can be no assurance as to the ultimate outcome of this process or this litigation, which, if adversely determined, could have a material adverse impact on the financial position and/or results of operations of the Songa Group.

FORWARD-LOOKING STATEMENTS

The statements described in this Prospectus that are not historical facts are forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding benefits of the Offer, integration plans and expected synergies, and anticipated future growth, financial and operating performance and results. Forward-looking statements are based on management’s current expectations and assumptions, and are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Forward-looking statements in this Prospectus are identifiable by use of any of the following words and other similar expressions: “anticipates,” “could,” “forecasts,” “might,” “projects,” “believes,” “estimates,” “intends,” “plans,” “scheduled,” “budgets,” “expects,” “may,” “predicts” and “should.”

Actual results could differ materially from those indicated in these forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to:

•	estimated duration of customer contracts;
•	contract day rate amounts;
•	future contract commencement dates and locations;
•	planned shipyard projects;
•	timing of Transocean’s newbuild deliveries;
•	operating hazards and delays;
•	risks associated with international operations;
•	actions by customers and other third parties;
•	the future prices of oil and gas;
•	the intention to scrap certain drilling rigs;
•

the expected timing and likelihood of the completion of the contemplated transaction, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the contemplated transaction that could reduce anticipated benefits or cause the parties to abandon the transaction;

•	the occurrence of any event, change or other circumstances that could give rise to the termination of the Transaction Agreement;
•	the ability to successfully complete the Offer;
•	regulatory or other limitations imposed as a result of the Offer;
•	the success of the business following completion of the Offer;

•	the ability to successfully integrate the Transocean and Songa Offshore businesses;
•	the possibility that Transocean’s shareholders may not approve certain matters that are conditions to the Offer or that the requisite number of Songa Shares may not be exchanged in the public offer;
•	the risk that the parties may not be able to satisfy the conditions to closing of the Offer in a timely manner or at all;
•	the risk that the Transaction Agreement may be terminated in accordance with its terms and the Combination may not be completed;
•	the risks related to disruption of management time from ongoing business operations due to the proposed Combination;
•

the risk that the announcement or completion of the Offer could have adverse effects on the market price of Transocean’s or Songa Offshore’s shares or the ability of Transocean or Songa Offshore to retain customers, retain or hire key personnel, maintain relationships with their respective suppliers and customers, and on their operating results and businesses generally;

•	the risk that Transocean may be unable to achieve expected synergies or that it may take longer or be more costly than expected to achieve those synergies;
•	the risk that because the market price of the Shares fluctuates, Songa Offshore shareholders cannot be sure of the value of the Consideration Shares they may receive in the Offer;
•	the risk that if, following the consummation of the Offer, some Songa Shares remain outstanding, then the liquidity and market value of those shares could be materially adversely affected;
•

the risk that certain of the directors, board members and executive officers of Songa Offshore may have interests in the transactions contemplated by the Transaction Agreement that are different from, or in addition to, those of Songa Offshore shareholders generally;

•

the risk that the announcement and pendency of the Offer and the other transactions contemplated by the Transaction Agreement, during which Transocean and Songa Offshore are subject to certain operating restrictions, could have an adverse effect on Songa Offshore’s and/or Transocean’s businesses and cash flows, financial condition and results of operations;

•	the risk that negative publicity related to the transactions contemplated by the Transaction Agreement may materially adversely affect Transocean and Songa Offshore;
•	the risk that the share prices of Transocean and Songa Offshore may be adversely affected if the Offer is not completed;
•	the risk that the Exchangeable Bonds are exclusively the obligations of TINC, as issuer, and Transocean, as guarantor, and not of TINC’s subsidiaries or Transocean’s other subsidiaries;

•	the risk that payments on the Exchangeable Bonds, including under the guarantees, will be effectively subordinated to claims of TINC’s and Transocean’s secured creditors;
•	the risk that servicing TINC’s debt requires a significant amount of cash, and TINC may not have sufficient cash flow from its business to pay its substantial debt;
•	the risk that despite its current debt levels, TINC may still incur substantially more debt or take other actions which would intensify other risks;
•	the risk that the Exchangeable Bonds are not protected by restrictive covenants;
•	the risk that TINC may not have the funds necessary to finance a repurchase in the event of a Fundamental Change;
•

the risk that the make-whole premium that may be payable upon a Fundamental Change may not adequately compensate holders for the lost value of the Exchangeable Bonds as a result of such Fundamental Change;

•

the risk that because holders’ rights to require repurchase of the Exchangeable Bonds are limited, the market prices of the Exchangeable Bonds may decline if TINC enters into a transaction that is not a Fundamental Change under the indenture;

•	the risk that the exchange rate of the Exchangeable Bonds may not be adjusted for all dilutive events;
•	the risk that no market currently exists for the Exchangeable Bonds, and an active trading market for the Exchangeable Bonds may not develop;
•	the risk that any adverse rating of the Exchangeable Bonds may cause their trading price to fall;
•	the risk that recent and future regulatory actions and other events may adversely affect the trading price and liquidity of the Exchangeable Bonds;
•	the risk that future sales of the Shares in the public market could lower the market price for the Shares and adversely impact the trading price of the Exchangeable Bonds;
•	the risk that exchange of the Exchangeable Bonds will dilute the ownership interest of existing shareholders;
•	the risk that volatility in the market price and trading volume of the Shares could adversely impact the trading price of the Exchangeable Bonds;
•	the risk that holders of Exchangeable Bonds will not be entitled to any rights with respect to the Shares, but they will be subject to all changes made with respect to them;

•

the risk that exchange rate fluctuations could adversely affect the market value of the Exchangeable Bonds and any interest paid on the Exchangeable Bonds for an investor whose principal currency is not U.S. dollars;

•

the risk that holders of Exchangeable Bonds may be subject to tax if the Company makes or fails to make certain adjustments to the exchange rate of the Exchangeable Bonds even though such holders do not receive a corresponding cash distribution; and

•

other factors, including those and other risks discussed in Transocean’s 2016 Annual Report, and in Transocean’s other filings with the SEC, which are available free of charge on the SEC’s website at: www.sec.gov, and in Songa Offshore’s annual and quarterly financial reports made publicly available.

Should one or more of such risks or uncertainties materialize (or the other consequences of such a development worsen), or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or expressed or implied by such forward-looking statements. All subsequent written and oral forward-looking statements attributable to Transocean or to persons acting on Transocean’s behalf are expressly qualified in their entirety by reference to these risks and uncertainties. You should not place undue reliance on forward-looking statements. Each forward-looking statement speaks only as of the date of the particular statement, and each of Transocean and Songa Offshore undertake no obligation to publicly update or revise any forward-looking statements to reflect events or circumstances that occur, or which either Transocean or Songa Offshore become aware of, after the date hereof, except as otherwise may be required by law.

TERMS OF THE OFFER

General

Transocean, on behalf of itself and through its direct wholly owned subsidiary, TINC, is offering to acquire all issued and outstanding Songa Shares (on a fully diluted basis, including Songa Shares issued by exercise of warrants or restricted share units, or conversion of Songa Convertible Bonds) not owned by persons in or from jurisdictions where making of the Offer is unlawful, in exchange for a consideration per Songa Share consisting of (i) 0.35724 Consideration Shares and (ii) USD 2.99726 principal amount of Exchangeable Bonds, subject to the terms and conditions of the Offer. In addition, as part of the Offer, each recipient of the Offer will have the option to instead elect to receive an amount in cash of NOK 47.50 per Songa Share up to a maximum of NOK 125,000 per shareholder in lieu of some or all of the Consideration Shares and Exchangeable Bonds such shareholder would otherwise be entitled to receive in the Offer. The Cash Election, if chosen, will first reduce the number of Exchangeable Bonds and then the number of Consideration Shares such shareholder would otherwise be entitled to receive in the Offer. If all Songa Offshore shareholders (on a fully diluted basis) accept the Offer with no cash consideration, approximately 68,618,255 Consideration Shares and approximately USD 575,707,000 aggregate principal amount of Exchangeable Bonds will be issued as a result of the Offer. As of the date of this Prospectus, neither Transocean nor any of its affiliates own any Songa Shares or loans convertible into Songa Shares. Songa Offshore shareholders may tender Songa Shares that are issued and delivered after expiration of the Offer Period as a result of the exercise of Songa Offshore warrants or restricted share units, or conversion of Songa Convertible Bonds, provided by such Songa Shares are issued prior to settlement of the Offer.

Transocean will not issue any fractional Consideration Shares or fractional amounts of Exchangeable Bonds in the Offer. Each Songa Offshore shareholder who accepts the Offer and, following the completion of the Offer, any Songa Offshore shareholder in connection with a subsequent mandatory offer or compulsory acquisition (squeeze-out) (a) who would otherwise be entitled to receive a fraction of a Consideration Share will instead receive, for the fraction of a Consideration Share, an amount in cash based on the Reference Price, and (b) who would otherwise be entitled to receive a fractional amount of Exchangeable Bonds will instead receive, for the fractional amount of Exchangeable Bonds, an amount in cash based on USD 1,000, the principal amount per Exchangeable Bond, and in each case, paid in NOK, based on an exchange rate of 7.923 NOK per U.S. dollar which is the NOK/USD closing price at 4:00 p.m. CET as determined by Norges Bank, on August 14, 2017, the trading day immediately preceding the announcement of the Offer.

The Offeror – Transocean Ltd.

The Offer is made by Transocean Ltd., a corporation incorporated under the laws of Switzerland in 2008, with registered office at Turmstrasse 30, 6300 Zug, Switzerland, on behalf of itself and through its wholly owned subsidiary, Transocean Inc., a corporation incorporated under the Companies Law of the Cayman Islands with principal executive offices located at P.O. Box 10342, 70 Harbour Drive, 4th Floor, Grand Cayman, KY1‑1003. Transocean is registered in Switzerland with enterprise identification number (UID) CHE‑114.461.224, and TINC is registered in the Cayman Islands under the business registration number 89645. Transocean’s shares are listed on the NYSE under the symbol “RIG.” Transocean’s obligations in relation to Consideration not offered in Consideration Shares or cash is, for purposes of the Offer, fully discharged by TINC.

The Target – Songa Offshore SE

Songa Offshore SE, the parent company of the Songa Group, is a European public company limited by shares organized under the laws of the Republic of Cyprus with the Cyprus Registrar of Companies with registration number SE 9. Its predecessor company, Songa Offshore ASA, was incorporated on April 18, 2005 as a Norwegian public limited liability company (Nw.: allmennaksjeselskap) and converted to an SE, by means of a merger between Songa Offshore ASA and Songa Offshore Cyprus Plc, on December 12, 2008. With effect from May 11, 2009, the survivor of the merger, renamed to Songa Offshore SE, transferred its registered office to Cyprus in accordance with Article 8 of the Council Regulation (EC) No 2157/2001 of October 8, 2001 on the Statute for a European Company (SE) and section 113 of the Cyprus Companies Law (as amended). Songa Offshore’s registered office is at Porto Bello building, Office 201, No 1 Siafi Street, 3042, Limassol, Cyprus.

As of October 31, 2017, Songa Offshore had an authorized share capital of EUR 24,095,941.10, consisting of (i) 137,641,567 issued ordinary shares of nominal value EUR 0.10 and (ii) 103,317,844 undesignated shares of nominal value EUR 0.10. The Songa Shares are registered in the Norwegian Central Securities Depositry (the “VPS”) under ISIN CY0100962113 and are listed on the Oslo Stock Exchange under the ticker code “SONG.” For further information about the Songa Group and its business, see “Description of the Songa Offshore Business.”

Consideration

The consideration in the Offer consists of (i) 0.35724 Consideration Shares and (ii) USD 2.99726 principal amount of Exchangeable Bonds, to be issued by TINC and guaranteed by Transocean, for each Songa Share. In addition, as part of the Offer, each Songa Offshore shareholder will have the option to instead elect to receive an amount in cash of NOK 47.50 per Songa Share up to a maximum of NOK 125,000 per shareholder in lieu of some or all of the Consideration Shares and Exchangeable Bonds such shareholder would otherwise be entitled to receive in the Offer. The Cash Election, if chosen, will first reduce the number of Exchangeable Bonds and then the number of Consideration Shares. The Cash Election is payable in NOK. As a consequence, accepting shareholders holding 2,631 Songa Shares or less may elect to receive the full consideration in cash. On the basis of the Reference Price and for the nominal value of the Exchangeable Bonds, the implied consideration being paid in the Offer is NOK 47.50 for each Songa Share (the “Implied Consideration”) using the USD/NOK closing exchange rate as determined by Norges Bank as of August 14, 2017. The Implied Consideration represents a 37.0% premium to Songa Offshore’s five-day average closing price of NOK 34.68 per share on August 14, 2017, the last trading day prior to Transocean’s announcement of the contemplated Offer. The value of any cash and the value of the aggregate number of Consideration Shares and Exchangeable Bonds to be delivered per Songa Share is the Offer Price.

Transocean will not issue any fractional Consideration Shares or fractional amounts of Exchangeable Bonds in the Offer. Each Songa Offshore shareholder who accepts the Offer and, following the completion of the Offer, any Songa Offshore shareholder in connection with a subsequent mandatory offer or compulsory acquisition (squeeze-out) (a) who would otherwise be entitled to receive a fraction of a Consideration Share will instead receive, for the fraction of a Consideration Share, an amount in cash based on the Reference Price, and (b) who would otherwise be entitled to receive a fractional amount of Exchangeable Bonds will instead receive, for the fractional amount of Exchangeable Bonds, an amount in cash based on USD 1,000, the principal amount per Exchangeable Bond, and in each case, paid in NOK, based on an exchange rate of 7.923 NOK per U.S. dollar which is the NOK/USD closing price at 4:00 p.m. CET as determined by Norges Bank, on August 14, 2017, the trading day immediately preceding the announcement of the Offer.

The rights of the Consideration Shares and any Shares issuable upon exchange of the Exchangeable Bonds will in all respects be equal to those of the existing Shares from the time of issue.

The Consideration has been determined by Transocean on the basis of an overall evaluation, including consideration of the valuation of Transocean and Songa Offshore in the equity market, the two companies’ historic and expected earnings and future market prospects compared with the equity market valuation of comparable companies, a careful assessment of the asset values of each company, positioning in the relevant markets, tax positions, the organizations of the two companies, possible synergies, and the Group’s business goals and strategic gain, before adding a substantial premium to facilitate the acquisition.

The number of Consideration Shares and Exchangeable Bonds shall each be adjusted appropriately to reflect the effect of any stock split, reverse stock split, stock dividend and other like change (including any dividend or distribution of securities convertible into Consideration Shares or Songa Shares), in accordance with the procedures set out in the section below “—Amendments to the Offer.” If an adjustment is made, acceptances of the Offer received prior to such adjustment shall be deemed an acceptance of the Offer as revised.

To the extent the Consideration is adjusted pursuant to the preceding paragraph, the adjustment shall be based on the following parameters:

(i)	The Implied Consideration;
(ii)	The exchange ratio of 0.35724 Consideration Shares and USD 2.99726 principal amount of Exchangeable Bonds for each Songa Share exchanged for Consideration Shares and Exchangeable Bonds; and
(iii)	The per share value of the dividend or other distribution resolved by Songa Offshore, in or converted to USD (if applicable) as of the date the relevant resolution is made by Songa Offshore.

No interest or other compensation other than the Consideration will be paid by Transocean to Songa Offshore shareholders for any shares tendered in the Offer. Further, no interest or other compensation will be paid by Transocean to tendering Songa Offshore shareholders in the event the Offer is not completed.

Under the terms of the Offer, the Offeror and any entity wholly owned directly or indirectly by Transocean shall not directly or indirectly acquire or enter into any agreement to acquire Songa Shares (in the open market or in privately negotiated transactions or otherwise) following announcement of the contemplated Offer until (i) the lapsing or withdrawal of the Offer or (ii) the completion of the Offer as contemplated by this Prospectus or, if relevant, expiration of a subsequent mandatory offer, at a consideration higher than the Offer Price, without increasing the Offer Price for all Songa Shares included in the Offer so as to be at least equal to such higher consideration. Notwithstanding the foregoing, the Offer Price shall not be increased pursuant to the aforementioned as a result of (i) the payment of cash consideration (including the effect of any change in currency exchange rates) in any subsequent mandatory offer in accordance with the minimum Offer Price requirements as decided by the Oslo Stock Exchange, (ii) share price fluctuations during or after the Offer Period, or (iii) the application of calculation principles by the Oslo Stock Exchange or any other governmental or regulatory authority to any subsequent mandatory offer that differs from the calculation principles specified in the Transaction Agreement.

Transaction Agreement

On August 13, 2017, Transocean, TINC and Songa Offshore entered into the Transaction Agreement, a copy of which is attached as Annex A (see “The Combination—The Transaction Agreement” for further information).

The Transaction Agreement contains, among other things, provisions relating to Transocean’s commitment to make the Offer and certain obligations of Songa Offshore prior to and in connection with the Offer, including obligations to conduct the business in the ordinary course of business and not to do or permit actions to be done which could be reasonably expected to prevent the completion of the Offer and to assist in connection with regulatory filings. The Transaction Agreement also includes the conditions to the Offer, as described in “—Conditions for Completion of the Offer.” Termination of the Transaction Agreement in accordance with its terms does not automatically terminate the Offer or the pre-acceptances received by Transocean.

The Transaction Agreement also requires Songa Offshore to promptly inform Transocean of any competing offers and contains non-solicitation undertakings.

Offer Period

The shareholders of Songa Offshore may accept the Offer in the period from and including [•], 2017 to and including [•], 2017 at 4:30 p.m. (CET). Transocean may in its sole discretion, and subject to approval from the Oslo Stock Exchange, extend the Offer Period (one or more times), however not beyond [•], 2018 at 4:30 p.m. (CET). Any extensions of the Offer Period will be announced in the manner described in the section below “—Notices” prior to the expiration of the Offer Period. When referring to the Offer Period in this Prospectus, this refers to the Offer Period as extended from time to time. If the Offer Period is extended, the other dates referred to herein may be changed accordingly and any received Acceptance Forms will remain binding for the length of the extension. Except as prohibited by the Transaction Agreement and applicable law, Transocean may, at its sole discretion and at any time, decide to cancel the Offer.

Conditions for Completion of the Offer

The completion of the Offer is subject to the following conditions, each one of which may be waived by the Offeror fully or partly (at the Offeror’s sole discretion), provided, however that condition (1) can only be waived to the extent the Offeror has received acceptances for more than 63% of the total share capital of Songa Offshore on a fully diluted basis (and cannot be waived if the Offeror has received acceptances for 63% or less of the total share capital of Songa Offshore on a fully diluted basis), and conditions (2), (6), (7), (8) or (11) can only be waived with the prior written consent of Songa Offshore:

1.

Minimum acceptance of more than 90%. On or prior to the expiration of the Offer Period, Songa Offshore shareholders shall in the aggregate have accepted the Offer subject to the terms and conditions of the Offer for a number of Songa Shares representing more than 90% of the total share capital of Songa Offshore, on a fully diluted basis (i.e., calculated based on the assumption that any and all outstanding warrants, convertible bonds and other securities convertible into or otherwise giving rights to new Songa Shares have been exercised in full regardless of the conditions for such exercise), and the same amount of votes, which can be exercised in the general meeting of Songa Offshore, and such acceptances shall remain valid and binding.
2.

Governmental and regulatory approvals. Any governmental, regulatory or other official approval and/or clearance, under any applicable laws or regulations, which are necessary for the completion of the Offer and the transactions contemplated hereunder, shall have been duly obtained without any conditions, unless such conditions are clearly insignificant in the context of (i) Transocean’s existing business operations in Norway or (ii) the expected benefits to Transocean of the acquisition of Songa Offshore.

3.

No intervention. No court or other governmental or regulatory authority of competent jurisdiction shall have taken any form of legal action (whether temporary, preliminary, or permanent) that restrains or prohibits the completion of the Offer or shall in connection with the Offer have imposed conditions upon Transocean, Songa Offshore or any of their respective subsidiaries, that Transocean in its sole discretion determines to be unduly burdensome.

4.

No issue of shares or equity instruments and no distributions. In the period from the announcement of the contemplated Offer until the settlement of the Offer there shall have been no changes or decisions to make changes to the share capital of Songa Offshore or its subsidiaries other than issuances of shares as required by the exercise of warrants or options or the conversion of convertible bonds and/or exercise of any other Songa Offshore securities, which are made in accordance with the terms of such agreements (which have been provided to Transocean prior to the entering into of the Transaction Agreement or the terms of which are otherwise publicly available) underlying such warrants, options, convertible bonds and/or other Songa Offshore securities and no issue or decision to issue any rights which entitle the holder to any form of equity interest in Songa Offshore or its subsidiaries, and Songa Offshore shall not have declared or made any dividends or other forms of distributions, in each case from the date of announcement of the contemplated Offer.

5.

No Material Adverse Change. Prior to completion of the Offer, there shall have been no Material Adverse Change. For these purposes, Material Adverse Change means any event, change, fact, condition, circumstance, development, occurrence or effect which, individually or together with any other event, change, fact, condition, circumstance, development, occurrence or effect, has, or would reasonably be expected to have, a material adverse effect upon (i) the condition (financial or otherwise), business, assets, liabilities or results of operations of Songa Offshore or Transocean, as the case may be, and its subsidiaries, taken as a whole, or (ii) the ability of Songa Offshore or Transocean, as the case may be, to perform its obligations under the Transaction Agreement or to consummate the Offer or the other transactions contemplated by the Transaction Agreement, provided that Material Adverse Change shall not be deemed to include an event, change, fact, condition, circumstance, development, occurrence or effect to the extent it relates to (A) the announcement of the Offer and the other transactions contemplated by the Offer; (B) the execution of, compliance with the terms of, or the taking of any action required by the Transaction Agreement, or the completion of the Offer and the other transactions contemplated by the Transaction Agreement; (C) any change in accounting requirements or principles or any change of laws of general applicability or the interpretation thereof, except to the extent disproportionally affecting Songa Offshore or Transocean, as the case may be, relative to peer companies operating in the industry, (D) changes in financial markets, interest rates, exchange rates, commodity prices or, except to the extent that such matters have an impact on Songa Offshore or Transocean, as the case may be, that to a material extent is disproportionate to the effect on other peer companies operating in the industry, other general economic conditions, (E) share price fluctuations or changes in third-party analyst estimates or projections (provided that the underlying cause of any such fluctuation or change may be considered in determining whether or not a Material Adverse Change has occurred or would reasonably be expected to occur to the extent not included in another exception herein), (F) acts of war, sabotage or terrorism, or any escalation or worsening of any such acts of war, sabotage or terrorism threatened or underway, except to the extent disproportionally affecting Songa Offshore or Transocean, as the case may be, relative to peer companies operating in the industry, (G) any changes resulting from non-cash impairment charges relating to the write-down or scrapping of existing oil rigs, or (H) with respect to Songa Offshore and its subsidiaries, (x) any matters reviewed as part of the due diligence conducted prior to the Transaction, including in particular any judgement, claim, development, fact circumstance or other occurrence in relation to Songa Offshore’s reported ongoing dispute with DSME and (y) any change in financial statements or other financial information or audit statements solely due to conversion of financial statements from IFRS to U.S. GAAP as part of the preparation or furnishing of information pursuant to the Transaction Agreement (provided that the underlying cause of any such changes (such as errors in accounting or material omissions) may be considered in determining whether or not a Material Adverse Change has occurred or would reasonably be expected to occur to the extent not included in another exception herein).

6.

Issue of Consideration Shares. (a) The Extraordinary General Meeting shall have approved (i) the issuance of the Consideration Shares and (ii) the creation of authorized share capital for the Transocean Board to be authorized to issue Shares, with par value CHF 0.10 each, in connection with a mandatory offer or a compulsory acquisition (if any) of Songa Shares following the completion of the Offer, in each case with the necessary majority under Swiss law and Transocean’s Articles of Association, and (b) the Consideration Shares shall have been registered with the competent commercial register.

7.

Listing on NYSE. The NYSE shall have approved the Consideration Shares and the Shares issuable upon exchange of the Exchangeable Bonds for listing on such exchange, subject to official notice of issuance.

8.

U.S. Securities Filings. One or more registration statements on Form S‑4 with respect to each of the Consideration Shares and the Exchangeable Bonds shall have been declared effective by the SEC, or a Form CB shall have been filed by Transocean with respect to the Offer.

9.

Accuracy of Provided Information. Nothing shall have come to the attention of the Offeror that has reasonably caused it to conclude that the information about Songa Offshore or its subsidiaries provided to the Offeror, whether provided by Songa Offshore or any of its representatives, or contained in any publicly filed financial statement or stock exchange notice by Songa Offshore, is, when viewed in context and together with all such information and reporting, inaccurate, misleading or incomplete (a) in any material respect or (b) in the case of information regarding the capitalization of Songa Offshore, other than for immaterial inaccuracies or omissions.
10.

Compliance with Covenants. Songa Offshore shall have complied in all material respects with its obligations under the Transaction Agreement, and no material breach by Songa Offshore of its representations and warranties under the Transaction Agreement shall have occurred.

11.	Election of the Perestroika Designee. The Perestroika Designee shall have been elected to the Transocean Board at the Extraordinary General Meeting.

All Offer conditions must be satisfied or waived as of the expiration of the Offer in accordance with the terms of the Transaction Agreement. As far as Transocean is aware, as of the date of this Prospectus, other than approval from the Norwegian Competition Authority, no governmental, regulatory or other official approval and/or clearance under applicable laws will be required for the consummation of the Offer, but this will have to be assessed and confirmed based on information to be requested from Songa Offshore. Approval from the Norwegian Competition Authority was given on September 8, 2017.

Based on the number of Songa Shares outstanding as of October 31, 2017, in order to satisfy condition (1) a total of 172,898,975 Songa Shares must be tendered in the Offer. We expect that 146,517,811 Songa Shares will be tendered in the Offer pursuant to the pre-acceptance agreements received by Transocean, meaning that an additional 26,381,164 Songa Shares must be tendered to satisfy this condition.

As soon as each of the conditions above have been met, waived or failed to be met, Transocean will issue a notification to that effect in accordance with the procedures set out in the section below “—Notices.” Transocean expects that the Extraordinary General Meeting will be held on or about [•], 2018. Transocean has also prepared a Preliminary Proxy Statement under the U.S. Securities Act in connection with the Extraordinary General Meeting (the “Proxy Statement”). The Proxy Statement will be available, free of charge, at the SEC’s website at: www.sec.gov. In addition, free copies of the Proxy Statement and other relevant documents filed by Transocean and Transocean Inc. with the SEC may be obtained from Transocean’s website at: www.deepwater.com.

Provided that all conditions above are met, the Company expects the completion of the Offer to take place at the earliest on or around [•], 2018.

Pre-acceptance Undertakings

On August 13, 14 and 15, 2017, Transocean obtained irrevocable undertakings from Songa Offshore shareholders representing approximately 76.6% of the Songa Shares (on a fully diluted basis), which were amended on September 15, 2017, to tender their Songa Shares in the Offer, including a commitment from Songa Offshore’s largest shareholder, Perestroika, as further set out in the table below:

Songa Offshore shareholder	No. of Songa Shares		No. of share options/rights to acquire Songa Shares		Total Songa Shares beneficially owned	Percentage of Songa Shares on the date hereof(1)
Frederik Mohn/Perestroika	59,557,340	(2)	27,556,518	(3)	87,113,858	45.5%
Funds managed by Asia Research & Capital Management Ltd	30,272,396	(4)	14,697,449	(5)	44,969,845	23.5%
Funds managed by York Capital Management Global Advisors, LLC	5,586,322	(6)	8,968,222	(7)	14,554,544	7.6%
Mark Bessell	53,027		—		53,027	*
Arnaud Bobillier	21,300		—		21,300	*
Bjørnar Iversen	118,097		—		118,097	*
Michael Mannering	13,768	(8)	—		13,768	*
Johan Kristian Mikkelsen	10,000		—		10,000	*
Jan Rune Steinsland	77,218	(9)	—		77,218	*

*       represents < 1% of Songa Shares outstanding.

(1)	Percentage is calculated on a fully diluted basis equal to 191,521,345.
(2)	Includes 62,000 Songa Shares owned by Frederik W. Mohn, the sole owner of Perestroika, and 5,750 Songa Shares held by Mr. Mohn’s spouse.
(3)	Songa Shares issuable upon conversion of SONG07 convertible bonds.
(4)

Includes 4,199,851 Songa Shares owned by ARCM Distressed Energy Opportunities Master Fund Ltd. (“ARCM Fund”), 22,287,610 Songa Shares owned by ARCM Master Fund II, Ltd. (“ARCM Fund II”) and 3,784,935 Songa Shares owned by ARCM Master Fund III Ltd. (“ARCM Fund III”).

(5)

Includes 1,998,349 Songa Shares issuable to ARCM Fund upon conversion of SONG07 convertible bonds, 8,492,986 Songa Shares issuable to ARCM Fund II upon conversion of SONG07 convertible bonds and 4,206,114 Songa Shares issuable to ARCM Fund III upon conversion of SONG07 bonds.

(6)

Includes 2,096,536 Songa Shares owned by York Credit Opportunities Investments Master Fund, L.P. (“York Credit Opportunities Master Fund”), 2,049,985 Songa Shares owned by York Credit Opportunities Fund, L.P., 119,645 Songa Shares owned by York European Strategic Investors Holding Fund, L.P., and 1,320,156 Songa Shares owned by York European Opportunities Investments Master Fund, L.P.

(7)

Includes 3,362,376 Songa Shares issuable upon conversion of SONG07 bonds owned by York Credit Opportunities Master Fund, 1,322,344 Songa Shares delivered to York Credit Opportunities Master Fund on August 22, 2017 upon the exercise of its warrants; and 3,073,267 Songa Shares issuable upon conversion of SONG07 bonds owned by York Global Finance Fund, L.P. (“York Global Finance Fund”) and 1,210,235 Songa Shares delivered to York Global Finance Fund on August 22, 2017 upon the exercise of its warrants.

(8)	Includes 8,576 Songa Shares held by Mr. Mannering’s spouse.
(9)	Includes 65,945 Songa Shares held by Songvaar Invest AS, where Mr. Steinsland is trustee.

These undertakings also apply to any Songa Shares that these shareholders may acquire before the end of the Offer Period. These pre-acceptances cannot be withdrawn as a result of a superior offer from a third party. These pre-acceptances require the Songa Offshore shareholder to sell its share options and rights to Songa Shares on the same economic terms as if such share options and rights to Songa Shares had been exercised. Perestroika has agreed that it will not sell, transfer, encumber or otherwise dispose of the Consideration Shares for a period until August 15, 2018. This lock-up shall not apply to any Shares that Perestroika acquires through exchange of Exchangeable Bonds. Shareholders signing pre-acceptances each agreed not to exercise the Cash Election with respect to their Songa Shares.

Long Stop Date

If the Offer has not been announced unconditional by 4:30 p.m. (CET) on January 31, 2018, the Offer shall lapse and any tendered shares shall be released by Transocean, provided, however, that the Long Stop Date may be extended at the election of Transocean one time for no more than a total of 25 U.S. business days to the extent deemed necessary, at Transocean’s sole discretion, for the purpose of soliciting additional proxies from shareholders for the election at the Extraordinary General Meeting of the Perestroika Designee. With respect to any extension by Transocean, Transocean will, prior to such extension, publicly confirm the fulfilment of all other conditions for completion of the Offer (other than under conditions (3), (4), and (9) under the section above “—Conditions for Completion of the Offer”); but clarifying that, with respect to condition (10) under “—Conditions for Completion of the Offer,” if a willful breach by Songa Offshore of any agreement or covenant in the Transaction Agreement occurs solely on or after the Long Stop Date, then such condition (10) shall not be satisfied and, in such event, Transocean reserves all of its rights with respect thereto (including completion of the Offer) to determine the satisfaction or waiver of such condition.

Refinancing of Certain Songa Offshore Indebtedness

In connection with and in addition to Consideration Shares and Exchangeable Bonds issued in the Combination, Transocean has agreed to purchase certain outstanding indebtedness previously issued by Songa Offshore from certain bondholders in exchange for newly issued Exchangeable Bonds. In particular, Transocean agreed to purchase an aggregate of approximately NOK 1.206 billion of Songa Offshore’s outstanding SONG04 Bonds from three bondholders at a price of 103.5% per bond and an aggregate of approximately NOK 587.0 million of Songa Offshore’s outstanding SONG05 Bonds from two bondholders at a price of 101% per bond. Transocean has also agreed to purchase from Perestroika its USD 50 million loan to Songa Offshore for Exchangeable Bonds at a price of 100% of the principal amount of the loan. All of these purchases are conditioned on and will close at approximately the same time as the settlement of the Offer. Transocean will call all remaining SONG04 Bonds and SONG05 Bonds for cash in accordance with their respective terms following the completion of the Offer.

Treatment of Other Songa Offshore Securities in the Offer

As of October 31, 2017, Songa Offshore has outstanding 588,630 unvested restricted stock rights issued under the Songa Offshore Long-Term Incentive Plan. Transocean currently expects that prior to expiration of the Offer, the vesting of all unvested restricted stock rights held by Songa Offshore shareholders under the Songa Offshore Long-Term Incentive Plans will be accelerated and the Songa Shares issued upon acceleration may be tendered in the Offer on the same basis as other Songa Shares.

As of October 31, 2017, Songa Offshore has outstanding warrants to purchase an aggregate of 53,403 Songa Shares. Transocean encourages all holders to exercise their warrants prior to the expiration of the Offer, and the Songa Shares issued upon exercise of such Songa Offshore warrants may be tendered in the Offer on the same basis as other Songa Shares. Any shares issued upon the exercise of Songa Offshore warrants during the Offer Period and prior to the compulsory acquisition will be included in the compulsory acquisition. Such a compulsory acquisition may be initiated within three months of the end of the Offer Period. See “Risk Factors—Risks Related to the Offer—Holders of Songa Offshore Warrants and Songa Offshore Convertible Bonds that do not participate in the Offer may suffer adverse consequences.”

As of October 31, 2017, Songa Offshore has outstanding convertible bonds of the series SONG07 (ISIN NO0010760036) that are convertible into an aggregate of 53,826,372 Songa Shares. Transocean currently expects that prior to the expiration of the Offer, the terms of the Songa Convertible Bonds will be amended and all Songa Convertible Bonds will be converted into Songa Shares that may be tendered in the Offer on the same basis as other Songa Shares. Any shares issued upon conversion of Songa Convertible Bonds during the Offer Period and prior to the compulsory acquisition will be included in the compulsory acquisition. Such a compulsory acquisition may be initiated within three months of the end of the Offer Period. See “Risk Factors—Risks Related to the Offer—Holders of Songa Offshore Warrants and Songa Offshore Convertible Bonds that do not participate in the Offer may suffer adverse consequences.”

Procedures for Accepting and Withdrawing Songa Shares Previously Tendered in the Offer

Procedures for accepting the Offer

Shareholders who wish to accept the Offer must complete and sign the Acceptance Form enclosed with this Prospectus as Annex B and return it to the Settlement Agent prior to the expiration of the Offer Period on [•], 2017 at 4:30 p.m. (CET) (or such time as the Offer Period may be extended). Acceptances may be withdrawn as described in this Prospectus until the end of the Offer Period.

Shareholders who own shares in Songa Offshore registered on more than one VPS account must submit a separate Acceptance Form for each such account. In addition to the shares in Songa Offshore the shareholder has registered on the VPS account stated in the Acceptance Form, acceptance of the Offer will cover all shares in Songa Offshore the shareholder holds or acquires and that are registered on the VPS account stated in the Acceptance Form before the VPS account is debited.

Correctly completed and signed Acceptance Forms shall be sent by fax, delivered by hand, e-mail or sent by mail to the Settlement Agent at the following address:

Clarksons Platou Securities AS

Munkedamsveien 62c

N‑0270 Oslo

Norway

Tel: +47 (22) 01 63 00

Email: ecm.oslo@clarksons.com

Any Acceptance Form that is not correctly completed or that is received after the expiration of the Offer Period can be rejected without further notice. Transocean reserves the right to approve acceptances that are received after the expiration of the Offer Period or that are not correctly completed within the limits of the requirements in Section 6‑10 (9) of the Norwegian Securities Trading Act for equal treatment of shareholders.

Shareholders who own shares in Songa Offshore registered in the name of brokers, banks, investment companies or other nominees, must contact such persons to accept the Offer with respect to such shares. Acceptance of the Offer for shares in Songa Offshore registered in the name of an investment manager must be done by the manager on behalf of the shareholder.

All Songa Shares tendered in the Offer are to be transferred free of any encumbrances and any other third party rights whatsoever and with all shareholder rights attached to them. Any third party with registered encumbrances or other third-party rights over the relevant VPS account(s) must sign the Acceptance Form and thereby waive its rights in the shares sold in the Offer and approve the transfer of the shares to Transocean, free and clear of any such encumbrances and any other third-party rights. Acceptances will be treated as valid only if any holder of such rights has consented by signing the Acceptance Form for the sale and transfer of the shares free of encumbrances to Transocean.

No confirmation of receipt of Acceptance Forms or other documents will be made on behalf of Transocean. All notifications, documents and remittance that shall be delivered by or sent to or from the Songa Offshore shareholders who accept the Offer (or their representatives) will be sent to or delivered by them at their own risk.

By delivering a duly executed Acceptance Form, shareholders irrevocably authorize the settlement agent to, in each case on their behalf, (i) block the shares to which the Acceptance Form relates (see Section 5.14 “Blocking of tendered shares and shareholder rights”), (ii) debit such accepting shareholder’s VPS account, (iii) contribute the Songa Shares tendered in the Offer to the Company, including by executing one or several contribution agreements between the settlement agent and the Company, (iv) subscribe for the Consideration Shares in the ordinary share capital increase and (v) take all other actions to effect the contribution in kind and the exchange of the Songa Shares tendered in the Offer for Consideration Shares, Exchangeable Bonds and cash, as applicable, as deemed necessary or advisable by the settlement agent and, where applicable, the Distribution Agent.

For information on how to withdraw previously tendered Songa Shares (except for pre-acceptance undertakings, which have limited withdrawal rights pursuant to the terms thereof), please refer to “—Procedures for withdrawing Songa Shares previously tendered in the Offer” below.

In accordance with the Norwegian Securities Trading Act, the Settlement Agent must categorize all new customers in one of three customer categories. All Norwegian shareholders delivering the Acceptance Form and who are not existing clients of the Settlement Agent will be categorized as non-professional clients. For further information about the categorization, the shareholder may contact the Settlement Agent (telephone +(47) 22 01 63 00). The Settlement Agent will treat the delivery of the Acceptance Form as an execution-only instruction from the shareholder to sell his/her/its shares in Songa Offshore under the Offer, since the Settlement Agent is not in the position to determine whether the acceptance of the Offer and the selling of the shares in Songa Offshore is suitable for the relevant shareholder.

Procedures for withdrawing Songa Shares previously tendered in the Offer

Shareholders who wish to withdraw any Songa Shares they have previously validly tendered in the Offer (except for pre-acceptance undertakings, which have limited withdrawal rights pursuant to the terms thereof) must complete and sign the Withdrawal Form enclosed with this Prospectus as Annex C and return it to the settlement agent prior to the expiration of the Offer Period on [●] 2017 at 16:30 (CET) (or such time as the Offer Period may be extended). The completed and signed Withdrawal Form must specify the VPS Account of the Songa Shares to be withdrawn and instruct the settlement agent holding the shares to release the blocking on the VPS account specified by the withdrawing shareholder.

Correctly completed and signed Withdrawal Forms shall be sent by fax, delivered by hand, e-mail or sent by mail to the settlement agent at the following address:

Clarksons Platou Securities AS

Munkedamsveien 62c

N-0270 Oslo

Norway

Tel: +47 22 01 63 00

Email: ecm.oslo@clarksons.com

Any withdrawal of Songa Shares from the Offer cannot be rescinded, however any withdrawn Songa Shares may be subsequently re-tendered in the Offer by validly completing, signing and submitting an Acceptance Form covering such Songa Shares prior to the expiration of the Offer Period as described in “Procedures for accepting the Offer.”

Blocking of Tendered Shares and Shareholder Rights

By delivering a duly executed Acceptance Form, shareholders give the settlement agent an authorization to block the shares to which the Acceptance Form relates, in favor of the settlement agent. The settlement agent is at the same time authorized, acting in its own name but for the account of the tendering Songa Offshore shareholders,  to contribute the Songa Shares tendered in the Offer in the ordinary capital increase of Transocean and to subscribe for the Consideration Shares and take such other actions to effect the exchange of the Songa Shares tendered in the Offer for Consideration Shares, Exchangeable Bonds and cash, as applicable, as the settlement agent and, where applicable, the Distribution Agent deem necessary or advisable (see Section 5.13.1 “Procedures for accepting the Offer” and Section 5.17 “Settlement”). In the event that the Offer is cancelled or acceptances are validly withdrawn before the expiration of the Offer Period, the blocking will be terminated within three U.S. business days. The shareholder undertakes, from the time of delivering a duly executed Acceptance Form unless acceptances are validly withdrawn before the expiration of the Offer Period, not to, and it will not, from the time of blocking, be possible to, sell or in any other way dispose over, use as security, pledge, encumber or transfer to another VPS account, the shares covered by the Acceptance Form. The shareholder is free to dispose over any other securities registered in the same VPS account as the blocked shares.

Songa Offshore shareholders who accept the Offer will, to the extent permitted under Cyprus law, remain the legal owners of their Songa Shares and retain voting rights and other shareholder rights related thereto until the registration of the ordinary share capital increase of Transocean in connection with which Transocean acquires Songa Shares in the Offer.

Amendments to the Offer

Except as otherwise prohibited by the Transaction Agreement and applicable rules and regulations, Transocean reserves the right to amend the Offer, including by way of extending the Offer Period, terminating the Offer and changing the Consideration, in its sole discretion and in accordance with this Prospectus at any time during the Offer Period. Amendments to the terms of the Offer are subject to approval from the Oslo Stock Exchange and the terms of the Offer may only be improved. Any amendments are binding on Transocean once a notice is published through the Oslo Stock Exchange’s information system in accordance with the procedures set out in the section below “—Notices.” Any acceptance received by the Settlement Agent is binding even if the Offer Period is extended or the Offer is otherwise amended in accordance with the terms of this Prospectus unless such acceptance is subsequently validly withdrawn. Shareholders who have already accepted the Offer in its original form or with previous amendments will be entitled to any benefits arising from such amendments.

Notices

Notices in connection with the Offer will be published by notification to the Oslo Stock Exchange. Notices will be deemed made when the Oslo Stock Exchange has published the notice through its information system. Transocean will without undue delay notify the Oslo Stock Exchange if the conditions of the Offer are met or waived or if the Offer is cancelled.

To the extent required by applicable U.S. federal securities laws, notices will also be issued via press release.

Settlement

General

The result of the Offer is expected to be published no later than the next business day following the expiration of the Offer Period in accordance with the procedures described under “—Notices.”

Transfer of the Songa Shares tendered to the settlement agent (who is authorized to transfer the shares to Transocean), and delivery of the Consideration Shares, Exchangeable Bonds and cash, as applicable, to Songa Offshore shareholders, in settlement of the Offer, will be made promptly following the expiration of the Offer Period and, in any case, no later than 15 U.S. business days after the expiration of the Offer Period. We expect such settlement to occur within five business days following the expiration of the Offer Period. Accordingly, if the Offer Period expires on or about [●], we expect to issue and pay the Consideration Shares, Exchangeable Bonds and cash, as applicable, on or about [●]. We expect that the Consideration Shares and Exchangeable Bonds issued in the Offer will be listed as of the date when settlement occurs. If the Offer Period is extended, the settlement and listing dates will be similarly extended.

Upon contribution of the Songa Shares to the Company, (i) the relevant number of Consideration Shares and Exchangeable Bonds will be deposited with Computershare Trust Company, N.A. and Computershare, Inc., acting collectively as paying and Distribution Agent for the Offer and (ii) cash sufficient to pay all cash consideration and cash in lieu of fractional Consideration Shares and Exchangeable Bonds will be deposited with the settlement agent, in each case for distribution in accordance with the procedures described below to each Songa Offshore shareholder whose Songa Shares are acquired by the Company in the Offer. Contact information for the Distribution Agent is as follows:

Computershare, Inc.

250 Royall Street,

Canton, Massachusetts 02021

Telephone:  [●]

Email:  [●]

Songa Offshore shareholders who have tendered shares in the Offer and not validly withdrawn such acceptance remain bound by their acceptance until settlement has occurred or until Transocean notifies the Oslo Stock Exchange in accordance with the procedures described under “—Notices” that the Offer has been cancelled.

Settlement Mechanics

The Company will acquire all Songa Shares tendered shares in the Offer and not validly withdrawn for Consideration Shares, Exchangeable Bonds, cash or some combination of the foregoing as described in this Prospectus.

The Consideration Shares will be issued in an ordinary share capital increase by Transocean against a contribution in kind of the Songa Shares tendered in the Offer, as a part of the consideration for the contribution of Songa Shares tendered and accepted in the Offer.  The issuance of the Consideration Shares in the ordinary share capital increase requires the approval of Transocean’s shareholders at the Extraordinary General Meeting, which will be convened by the Board of Directors and is expected to be held on or about [●], 2018. In order to be approved, the ordinary share capital increase providing for the issuance of the Consideration Shares must be approved by two-thirds of the votes attached to, and a simple majority of the par value of, the Shares, each as present or represented at the Extraordinary General Meeting. Assuming the conditions of the Offer are satisfied or waived upon expiration of the Offer Period, the Consideration Shares will be issued against contribution by the settlement agent, acting on behalf of the tendering Songa Offshore shareholders, to the Company of the portion of the Songa Shares tendered and accepted in the Offer for which Consideration Shares will be issued in settlement. In connection with the issuance of the Consideration Shares, the pre-emptive rights of the existing shareholders of Transocean will be withdrawn and allotted to the settlement agent, acting on behalf of the Songa Offshore shareholders that have tendered their Songa Shares to the Offer. The issue price per Consideration Share issued to Songa Offshore shareholders as consideration for the Songa Shares tendered for such consideration will be determined for Swiss law purposes by Transocean’s board of directors by reference to the Implied Consideration.

As a part of the consideration for the contribution of Songa Shares tendered and accepted in the Offer, TINC, at the request of the Company, will issue the Exchangeable Bonds. Further, the Company will pay cash if a holder of Songa Shares exercises the Cash Election or in lieu of any fractional Consideration Shares or Exchangeable Bonds that would otherwise be issueable to any Songa Offshore shareholder. In consideration for the issuance of the Exchangeable Bonds by TINC, the Company will issue exchangeable loan notes to TINC in an amount, and on terms, substantially corresponding to those of the Exchangeable Bonds.

By submitting an Acceptance Form, each Songa Offshore shareholder tendering Songa Shares in the Offer will be deemed to accept that, within the context of the ordinary share capital increase of Transocean and on their behalf, the settlement agent will (i) undertake the contribution in kind of all Songa Shares tendered in the Offer to the Company, (ii) subscribe for the Consideration Shares in the ordinary share capital increase and (iii) take all other actions to effect the contribution in kind, the exchange and the acquisition of the Songa Shares, as deemed necessary or advisable by the settlement agent. Upon registration of the Company’s ordinary share capital increase, the Consideration Shares and the Company’s amended Articles of Association in the commercial register of the Canton of Zug, Switzerland, the Company will register the settlement agent, acting on behalf of the Songa Offshore shareholders tendering Songa Shares in the Offer, as holder of all Consideration Shares issued in the Offer in the uncertificated share register of the Company. The settlement agent will then transfer the Consideration Shares to the Distribution Agent for distribution to the Songa Offshore shareholders who tender Songa Shares in the Offer. TINC will deliver the Exchangeable Bonds to the Distribution Agent for distribution to the tendering Songa Offshore shareholders as described in this Prospectus. On the settlement date, the Company will deposit an aggregate cash amount sufficient to pay all cash consideration payable in the Offer with the settlement agent for distribution to the bank account registered in the VPS of each Songa Offshore shareholder whose tendered Songa Shares are purchased in the Offer.

The Acceptance Form requests that each Songa Offshore shareholder provide information for an account such shareholder has with a custodian, bank or broker capable of holding shares registered in the name of the Depository Trust Company (“DTC”) or its nominee. The Distribution Agent will deliver Consideration Shares and Exchangeable Bonds upon settlement of the Offer to the DTC-eligible account specified by the applicable Songa Shareholder if such Songa Offshore shareholder elects to receive its Consideration Shares and Exchangeable Bonds through the account as part of the Acceptance Form.

Any Songa Offshore shareholder who does not provide information for a DTC-eligible account or who elects not to receive its Consideration Shares and Exchangeable Bonds through a DTC-eligible account will instead, upon settlement of the Offer, receive Consideration Shares registered in the name of the applicable Songa Offshore shareholder on the Share records of the Company maintained by Computershare Trust Company, N.A., as transfer agent for the Shares (the “Transfer Agent”), and registered through the Direct Registration System (“DRS”). The Transfer Agent will mail a statement containing the Distribution Agent’s contact information to each Songa Offshore shareholder whose Consideration Shares are registered through the DRS promptly following settlement of the Offer. Following DRS-registration, should you at any future point wish to hold your Consideration Shares through a DTC-eligible account rather than having your Consideration Shares held through the DRS, you will need to present your DRS statement to the custodian, bank or broker who has your DTC-eligible account to have your Consideration Shares moved.

Exchangeable Bonds will only be delivered upon settlement through DTC. As a result, the Distribution Agent will continue to hold the Exchangeable Bonds, subject to applicable escheat and unclaimed property laws, on behalf of any Songa Offshore shareholder who does not provide information for a DTC-eligible account or who elects not to receive its Consideration Shares and Exchangeable Bonds through a DTC-eligible account. Any Exchangeable Bonds to be delivered to any such shareholder will only be delivered when the applicable shareholder provides the information of a DTC-eligible account to receive delivery of the Exchangeable Bonds.

If the Distribution Agent is unable to transfer any Consideration Shares or Exchangeable Bonds to a DTC-eligible account specified by any Songa Offshore shareholder, the Distribution Agent will register that shareholder’s Consideration Shares through the DRS and continue  to hold the Exchangeable Bonds, subject to applicable escheat and unclaimed property laws, on behalf of the shareholder until the shareholder provides a DTC-eligible account that is able and does take possession of the applicable Exchangeable Bonds.

If you are deemed to be an affiliate of Songa Offshore at the time of the Offer, you should consult your legal advisor to determine what trading restrictions on the Consideration Shares and Exchangeable Bonds you receive in the offer apply. For more information, see “Selling and Transfer Restrictions” below.

Restrictions on Registration of the Consideration Shares

Pursuant to Article 7 of Transocean’s Articles of Association, Transocean shall maintain, itself or through a third party, a share register that lists the surname, first name, address and citizenship (in the case of legal entities, the company name and company seat) of the holders and usufructuaries of Shares as well as any nominees. Transocean or the third party maintaining the share register on behalf of Transocean shall be entitled to request at the time of the entry into the share register from the person requesting such entry appropriate evidence of that person’s title to the shares. An acquirer of Shares shall be recorded upon request in the share register as a shareholder with voting rights; provided, however, that any such acquirer expressly declares to have acquired Shares in its own name and for its own account, save that the Transocean Board may record nominees who hold Shares in their own name, but for the account of third parties, as shareholders of record with voting rights in the share register of Transocean. Beneficial owners of Shares who hold Shares through a nominee exercise the shareholders’ rights through the intermediation of such nominee.

The Rights of the Consideration Shares

The Consideration Shares will be shares in Transocean with a nominal value of CHF 0.10 each and will have equal rights in all respects as the other existing Shares. The Consideration Shares will be fully paid and entitled to dividends as of their registration in the commercial register of the Canton of Zug, Switzerland. The Consideration Shares will not have any preferential rights. For further information on the rights attached to the Company’s existing Shares, see “Description of the Shares and Share Capital.”

The Consideration Shares will be subject to the restrictions on registration pursuant to article 7 of the Articles of Association, as described under “Restrictions on registration of the Consideration Shares.”

Subject to completion of the Offer, the Consideration Shares are expected to be listed on the NYSE as of the completion of the Offer. The Company’s Shares are registered in book-entry form in DTC under the ISIN CH0048265513.

The Ranking of the Exchangeable Bonds

The Exchangeable Bonds will constitute senior unsecured debt of TINC and will rank equally with its senior unsecured debt from time to time outstanding, senior to its subordinated debt from time to time outstanding, and effectively junior to its secured debt and to all debt and other liabilities of its subsidiaries from time to time outstanding. Transocean’s guarantee will rank equally with all of its other unsecured and subordinated debt from time to time outstanding. See “Description of Transocean Exchangeable Bonds.”

Expenses

Transocean estimates expenses incurred by itself and TINC related to the Offer are USD [•] million (exclusive of VAT), with expenses in the amount of USD [•] million (exclusive of VAT) borne by Transocean and expenses in the amount of USD [•] million (exclusive of VAT) borne by TINC.

Shareholders who accept the Offer will not have to pay brokerage fees. Transocean will pay VPS transaction costs that may occur as a direct consequence of the shareholder accepting the Offer. Transocean will not cover any other costs that a shareholder may incur in connection with acceptance of the Offer.

Tax

Each Songa Offshore shareholder is responsible for any taxes incurred as a consequence of accepting the Offer. Songa Offshore shareholders are advised to seek advice from their own tax consultants in order to determine the particular tax consequences to them from their acceptance of the Offer and the relevance or effect of any domestic or foreign tax treaties. A general description of the tax implications of the Offer is included in “Material Tax Considerations.”

Dilution

The existing shareholders in Transocean will be diluted by up to 28.1% as a consequence of the Offer and issuance of the Consideration Shares to the Songa Offshore shareholders, assuming the following:

•

the issuance of approximately 68.6 million Shares as Consideration Shares and approximately USD [●] million aggregate principal amount of Exchangeable Bonds in the Offer (which assumes that (i) all outstanding SONG07 convertible bonds and Songa Offshore warrants are converted to and exercised for Songa Shares and tendered in the Offer, (ii) the acceleration of vesting and settlement of all restricted stock units issued under the Songa Offshore Long-Term Incentive Plan in Songa Shares that are subsequently tendered in the Offer, (iii) 100% of  Songa Offshore shareholders accept the Offer and (iv) no Songa shareholder elects the Cash Election), based upon an exchange ratio of 0.35724 Shares to be issued for each tendered Songa Share;

•

the issuance and subsequent exchange of approximately USD [●] million aggregate principal amount of Exchangeable Bonds to purchase certain outstanding Songa Offshore indebtedness in connection with the Combination; and

•	no additional capital increase by Songa Offshore is made after September 30, 2017.

Additional Information

Contact with Songa Offshore Prior to Release of the Offer

For more information, see “Background and Reasons for the Combination.”

Financing of the Offer

The cash consideration of the Offer will be financed by Transocean from available cash reserves. The Consideration Shares will be issued through an ordinary increase in the share capital of Transocean, and the Exchangeable Bonds will be newly issued debt securities of TINC. The Offer is not subject to any financing condition.

Impact on Employees

Transocean expects that the Combination will result in positive synergies (e.g., through streamlining of the combined operations). Although Transocean has not determined the organisational structure of the combined entity, this may affect the total number of employees in the combined group, including the place of work. The Combination is expected to create one of the leading players in the harsh environment and ultra-deepwater drilling sector and therefore also create significant opportunities for the employees of the combined group.

Other than this, Transocean does not currently expect that the implementation of the Combination will have any legal, financial or work-related effects for the Songa Group’s or Transocean’s employees.

No special advantages or prospects of special advantages of any kind have been or will be offered by Transocean to the management and/or the Transocean Board or the Songa Board or any of their subsidiaries in connection with the Offer (other than receiving the Consideration, if they are shareholders of Songa Offshore and accept the Offer in their capacity as shareholders and the purchase by Transocean of SONG04 bonds and a shareholder loan from Perestroika).

For more information, see the sections of this Prospectus titled “Background and Reasons for the Combination” and “Material Interests of Songa Offshore’s Board and Management in the Combination.”

The Transocean Board and of Songa Offshore will inform the representatives of their respective employees or, where there are no such representatives the employees themselves as to the relevant stages of the Offer and the result of the Offer in accordance with the relevant provisions of the Cyprus Takeover Bids Law. In accordance with section 7 (1) (d) of the Cyprus Takeover Bids Law, any announcement made by Transocean will be notified to the representatives of its employees, or where there are no such representatives, the employees themselves and the Songa Board. In accordance with section 7 (1) (e) of the Cyprus Takeover Bids Law, any announcement made by Songa Offshore will be notified to the representatives of its employees, or where there are no such representatives, the employees themselves and the Transocean Board.

The Cyprus Takeover Bids Law does not affect the provisions for the disclosure of information, the consultation of representatives and the co-decision with the employees of Transocean and Songa Offshore contained in (where and when applicable):

(a)	the Law No. 106(I) of 2011 concerning the Establishment of a European Works Council;
(b)	the Law No. 277(I)/2004 on supplementing the Statute for a European company with regard to the involvement of employees;
(c)	the Law No. 28(I)/2001 on Collective Redundancies; and
(d)	the Law 78(I)/2005 on establishment of a general framework for informing and consulting employees.

Legal Implications

The completion of the Offer is subject to governmental, regulatory or other official approval and/or clearance, see “Conditions for Completion of the Offer.” Transocean currently expects that all such approvals and/or clearances will be obtained. Approval from the Norwegian Competition Authority was given on September 8, 2017.

The completion of the Offer may result in Transocean becoming subject to the mandatory offer rules and legislation on compulsory acquisition described the sections below “—Mandatory Offer” and “—Compulsory Acquisition.”

From the point in time Songa Offshore was informed that the Offer would be launched and until expiration of the Offer Period and publication of the results of the Offer, Songa Offshore is subject to certain restrictions on its freedom of action pursuant to Section 34 of the Cyprus Takeover Bids Law.

To Transocean’s knowledge, other than as set forth above, it is not expected that the Offer and Transocean becoming the owner of all shares in Songa Offshore validly tendered under the Offer will have any material legal implications for the Songa Group.

Statement by the Songa Board

As a general rule, the Songa Board is required to announce its view on the Offer in accordance with Section 6‑16 of the Norwegian Securities Trading Act no later than one week prior to the expiration of the Offer Period. As the Offer is initiated by Transocean in agreement with the Songa Board, the Oslo Stock Exchange has instructed Songa Offshore to engage an independent advisor to issue a statement regarding the Offer pursuant to Section 6‑16 (4) of the Norwegian Securities Trading Act. Therefore Songa Offshore has engaged ABG Sundal Collier ASA to issue such independent statement on behalf of Songa Offshore. The independent statement is attached to this Prospectus as Annex D.

The Songa Board has also issued a statement regarding the Offer; such statement is attached to this Prospectus as Annex E.

Mandatory Offer

If the Offer is completed and Transocean, as a result of the Offer or otherwise, or any person acting in concert with Transocean, becomes the owner of Songa Shares representing more than 30% of the outstanding voting rights, Transocean will be required under Section 13 of the Cyprus Takeover Bids Law to make a mandatory offer for the remaining shares, unless Transocean following completion of the Offer holds at least 90% of the shares and voting rights in Songa Offshore and within three months resolves a compulsory acquisition (squeeze-out) as described in the section below “—Compulsory Acquisition.” A subsequent mandatory offer must include a cash alternative, but is not required to include consideration in Consideration Shares and/or Exchangeable Bonds.

The Offer Price for such mandatory offer must be equal to, or higher than, the highest price paid, or agreed to be paid, by Transocean or any person acting in concert with Transocean for the Songa Shares during the six-month period prior to the date on which the obligation to make a mandatory offer is triggered. Neither Transocean nor its affiliates have acquired or (other than the conditional pre-acceptances of the Offer) agreed to acquire Songa Shares in the six-month period prior to the date of this Prospectus. The offer price in a subsequent mandatory offer, if the Offer is completed, will be equal to the value of the Consideration, unless the Consideration is increased, in which case the mandatory offer price will be equal to the value of such increased Consideration. In exchange offers involving companies listed on the Oslo Stock Exchange, it is customary to calculate the value of the Consideration Shares based on the volume weighted average share price of the offeror during the last three trading days prior to the announcement by the offeror that the relevant and material conditions have been met or waived, unless there are reasons for calculating the value based on the volume weighted average share price during a shorter or longer period. The value of the cash alternative will in any event be NOK 47.50 per Songa Share.

The Exchangeable Bond was priced at par at the time the contemplated acquisition of Songa was announced. In addition to the terms of the Exchangeable Bond, Transocean believes volatility, credit spread and borrowing costs are key variables to determine the market price of the Exchangeable Bond. The applied level of such variables was based on (i) the implied volatility trading level of comparable instruments in the market, (ii) the relevant credit spread for Transocean, and (iii) borrowing cost of Transocean common shares, in addition to current market practice.

Compulsory Acquisition

If, as a result of the Offer or a subsequent mandatory offer, Transocean acquires and holds, alone and not calculated together with any other parties, shares representing 90% or more of the total issued shares and voting rights in Songa Offshore, then Transocean will have the right to initiate a compulsory acquisition (squeeze-out) of the remaining shares in Songa Offshore not owned by Transocean pursuant to Section 36 of the Cyprus Takeover Bids Law.

If Transocean at the completion of the Offer holds at least 90% of the voting rights in Songa Offshore, it will be entitled within three months of the end of the Offer Period to initiate a compulsory acquisition by requiring the remaining shareholders to sell their shares in accordance with the procedure outlined below. In accordance with Section 36 (3) of the Cyprus Takeover Bids Law the consideration to be offered in case of such a compulsory acquisition should be in the same form and at least equal to the consideration given in the Offer, while in any case cash consideration must be offered as an alternative. Such a right to compulsory acquisition can be exercised following a relevant application to the Cyprus Securities and Exchange Commission (the “CySEC”) that is communicated by Transocean to Songa Offshore. On the business day following the submission of the application, Transocean must announce the fact of the application in accordance with Section 7 of the Cyprus Takeover Bids Law to the board of Songa Offshore and to its official website, the representatives of its employees, or where there are no such representatives the employees themselves. Together with the application, Transocean must submit a confirmation by one or more credit institutions or other organizations with the necessary, according to CySEC, solvency status, stating that the cash Transocean will be called to pay to the holders of securities of Songa Offshore is available and will remain available to the credit institution or to the organization until the completion of the procedure. Once satisfied that Transocean holds not less than 90% of the voting rights in Songa Offshore and that the relevant application with all supporting documentation has been duly submitted, CySEC will issue a decision directing Transocean (a) to notify in writing the shareholders of Songa Offshore that will be affected, (b) to pay the affected shareholders the total amount of the consideration offered, (c) to take all necessary actions to transfer the shares into Transocean’s name. Transocean will announce the payment of the consideration and the transfer of the shares in accordance with Section 7 of the Cyprus Takeover Bids Law to CySEC, on its official website and to the board of Songa Offshore. The amount of the consideration offered can be disputed by the shareholders who transferred their shares to Transocean by taking legal action against Transocean within six months from the announcement of the payment of the consideration mentioned above.

If, as a result of the Offer or a subsequent mandatory offer, Transocean acquires and holds 90% or more of the total issued Songa Shares representing 90% or more of the voting rights in Songa Offshore, Transocean intends to promptly carry out a compulsory acquisition of the remaining shares in Songa Offshore in accordance with the procedures outlined above. A compulsory acquisition can be expected to be completed after 35 working days from completion of the Offer, provided that the abovementioned application is submitted to CySEC immediately after completion and that CySEC will make its decision on the application within 10 working days from its submission. It is expressly noted that this is an estimation only, as the process may be delayed due to several factors beyond the control of the Company. CySEC is not subject to a time limit in deciding on the application, and no assurances can be given as to the exact duration of the compulsory acquisition process.

Section 37 of the Cyprus Takeover Bids Law also provides for a sell-out right. Pursuant to such a sell-out right, if as a result of the Offer, Transocean acquires and holds shares representing 90% or more of the total issued shares and voting rights in Songa Offshore, then the remaining 10% or less Songa Offshore shareholders are entitled to require Transocean to buy their shares at a fair price. This sell-out right is exercised within 3 months of the end of the Offer Period. The consideration for the acquisition of the shares shall take the same form as the consideration offered in the bid or a cash alternative. Transocean must announce the fact that the sell-out right has been exercised in accordance with Section 7 of the Cyprus Takeover Bids Law to the Songa Board and to its official website, the representatives of its employees or where there are no such representatives, the employees themselves.

Delisting from Oslo Stock Exchange

Following completion of the Offer, dependent upon the number of shares acquired by Transocean pursuant to the Offer, Transocean intends to propose to the general meeting of Songa Offshore to resolve to apply to the Oslo Stock Exchange for a delisting of the shares in Songa Offshore. Although there is no minimum requirement as to the percentage of shares and voting rights Transocean must hold in Songa Offshore, such proposal requires the approval of the same majority as required to amend  Songa’s Articles of Association at the general meeting which is 75% of votes present. Any application for delisting will be approved or rejected by the Oslo Stock Exchange in accordance with the stock exchange rules, taking into account, among other things, the interests of minority shareholders (if any). The Oslo Stock Exchange may also decide on its own initiative to delist the shares in Songa Offshore should the conditions for listing no longer be fulfilled, for instance following initiation of a compulsory acquisition.

Transocean may seek a delisting of the shares of Songa Offshore from the Oslo Stock Exchange even if it does not hold 90% or more of the shares and voting rights in Songa Offshore following completion of the Offer. If Transocean no longer considers the listing of Songa Offshore's shares on the Oslo Stock Exchange appropriate, it may propose to the general meeting of Songa Offshore that the company shall apply for delisting of its shares from the Oslo Stock Exchange. Whether an application for delisting will be approved in the event Transocean holds less than 90% of the shares in Songa Offshore is uncertain. A delisting would not trigger a mandatory offer, squeeze-out or sell-out right under Norwegian law.

For as long as Songa Offshore remains listed, Songa Offshore will be subject to the Oslo Stock Exchange continuing obligations and the applicable requirements of the Norwegian Securities Trading Act and related secondary regulation, which imposes requirements on Songa Offshore to the benefit of remaining Songa Offshore shareholders, including, amongst others, financial and other reporting obligations and the duty to observe the principle of equal treatment of shareholders.

Advisors

The Financial Advisor to the Company and Settlement Agent in connection with the Offer is Clarksons Platou Securities AS. The financial advisor to Songa Offshore in connection with the Offer is Pareto Securities AS.

King & Spalding LLP is acting as legal advisor to Transocean with respect to U.S. law, Wikborg Rein Advokatfirma AS is acting as legal advisor to Transocean with respect to Norwegian law, Homburger AG is acting as legal advisor to Transocean with respect to Swiss law and Stelios Americanos & Co LLC is acting as legal advisor to Transocean with respect to Cyprus law. Advokatfirmaet Schjødt AS is acting as Norwegian legal counsel to Songa Offshore, Harneys Aristodemou Loizides Violitis LLC is acting as Cypriot legal counsel to Songa Offshore and Cleary Gottlieb Steen & Hamilton LLP is acting as U.S. legal counsel to Songa Offshore.

Participation of Major Existing Shareholders and Members of the Management and the Transocean Board in the Offer

As a condition to the Offer, the Perestroika Designee must be elected to the Transocean Board. Following completion of the Offer, the Perestroika Designee, through Perestroika AS, will own more than 5% of the Shares. On August 13, 2017, Transocean obtained an irrevocable undertaking from Perestroika AS to tender its shares in the Offer, which was amended on September 15, 2017 (see the section above “—Pre-acceptance Undertakings”). Other than the aforementioned, the Company is not aware of whether any major existing shareholders and members of the Company’s management or the Transocean Board intend to participate in the Offer, or whether any person intends to participate for more than 5% of the Offer.

Interest of Natural and Legal Persons Involved in the Offer

The financial advisors and their respective affiliates have provided from time to time, and may provide in the future, investment and commercial banking services to Transocean, TINC, Songa Offshore and their respective affiliates in the ordinary course of business, for which they may have received and may continue to receive customary fees and commissions. The financial advisors, their employees and any affiliate may currently own securities issued by Transocean, TINC and Songa Offshore. The financial advisors do not intend to disclose the extent of any such investments or transactions otherwise than in accordance with any legal or regulatory obligation to do so. Clarksons Platou Securities AS will receive a fee of USD 5.5 million if the Company acquires at least 75% of the outstanding Songa Shares. See the section above “—Expenses” for expenses related to the Offer.

Subject to completion of the transaction contemplated by the Offer, Pareto Securities AS will receive a success fee of USD 5.7 million from Songa Offshore.

Other than the above-mentioned, the Company is not aware of any interest (including conflict of interests) of any natural or legal persons involved in the Offer.

Choice of Law and Legal Venue

The Offer and all acceptances of the Offer shall be governed by Norwegian law and, to the extent applicable, the federal laws of the United States, including the federal securities laws. Pursuant to the Acceptance Form, shareholders accepting the Offer agree that any dispute in connection with the Offer is subject to the exclusive jurisdiction of the Norwegian courts, with the Oslo District Court as the agreed venue.

The indenture and the Exchangeable Bonds will be governed by, and construed in accordance with, the law of the State of New York, United States.

THE COMBINATION

Background and Reasons for the Combination

Background of the Combination

The Transocean Board and the Songa Board continually review their respective companies’ results of operations, competitive positions and strategic alternatives. In connection with these reviews, the senior management teams of each of Transocean and Songa Offshore from time to time evaluate potential transactions that would further their respective strategic objectives, including by meeting periodically with the senior management of other companies in the industry, investment bankers and investors to discuss industry trends and opportunities to enhance shareholder value.

At a regularly scheduled meeting held on February 10, 2017, the Transocean Board discussed various strategic opportunities.  The Transocean Board considered acquiring potential stranded shipyard assets, which included high specification rigs with limited reactivation costs to Transocean’s fleet, but could present certain challenges given these stranded shipyard assets would have no contract backlog and would incur stacking costs.  The Transocean Board also discussed the potential acquisition of Songa Offshore, Party A and Party B.  The Transocean Board considered that the acquisition of Party A included a relatively young, high specification fleet with a strong contract backlog and the potential for synergies as a result of an acquisition.  However, the Transocean Board also considered the potential significant dilution to Transocean’s shareholders as a result of the acquisition and that Party A may not be willing to undertake a potential transaction.  The Transocean Board considered that Party B also had a young, high specification fleet and a good customer reputation, however, Party B had a weak contract backlog, certain unused assets and did not have as strong of a presence in certain strategic markets as that of Songa Offshore.  The Transocean Board also considered Songa Offshore as a potential acquisition candidate, including, among other matters, its strong contract backlog, its expertise and experience as an ultra-deepwater and harsh-environment drilling contractor, its potential willingness to consider pursuing a transaction, and Songa Offshore’s potential to strengthen Transocean’s footprint and presence in strategic areas of harsh environment operations.

On February 22, 2017, Mr. Mark Mey, Executive Vice President and Chief Financial Officer of Transocean, and Mr. Thad Vayda, Vice President of Corporate Finance and Treasurer of Transocean, held a telephone call with representatives of Clarksons Platou Securities AS (“Clarksons”), where Mr. Mey and Mr. Vayda, on behalf of Transocean, discussed Clarksons acting as financial advisors to Transocean in connection with pursuing a potential acquisition of Songa Offshore.  Thereafter, Transocean engaged Clarksons as its financial advisor. The scope of the engagement of Clarksons as financial advisors to Transocean in connection with the potential acquisition of Songa Offshore consisted of customary roles and responsibilities of a financial advisor of an acquiror for a transaction of this type, including, among other roles and responsibilities, advising Transocean on the structure, process and overall execution of a potential transaction, assisting Transocean with Transocean’s analysis of Songa Offshore (including its financial statements and assets), assisting and advising Transocean on negotiations with and valuation of Songa Offshore, and assisting with due diligence and engagement of advisors for due diligence purposes.

On March 6, 2017, after consultation with the Transocean Board and discussions with Clarksons, Mr. Jeremy D. Thigpen, President and Chief Executive Officer of Transocean, sent a non-binding expression of interest to Mr. Frederik W. Mohn, Chairman of Songa Offshore and sole owner of Songa Offshore’s largest shareholder

Perestroika, regarding a potential acquisition of Songa Offshore by Transocean. The non-binding expression of interest outlined the potential significant revenue backlog that the Combination would create, the potential to create a highly competitive global offshore drilling company focusing on harsh environment and ultra-deepwater drilling, the potential synergies of combining Transocean with Songa Offshore which could enhance market competitiveness, and contemplated the acquisition of all of Songa Offshore’s outstanding shares in exchange for Transocean shares, cash or a combination thereof. The expression of interest did not indicate a price per share or a specific mix of consideration that Transocean was prepared to offer Songa Offshore shareholders.

On March 8, 2017, Mr. Mohn sent an email to Mr. Thigpen indicating that Perestroika would welcome further discussions about a potential combination of Transocean and Songa Offshore and suggesting that their respective advisors begin discussions about such a potential combination.

On March 10, 2017, representatives of Clarksons had a telephone call with representatives of Pareto Securities AS (“Pareto”), Songa Offshore’s financial advisors. Pareto was engaged by Songa Offshore as financial advisor in January 2017, following indications of interests to Songa Offshore from various parties in discussing potential transaction opportunities with Songa Offshore. The scope of the mandate was to serve as standby defense advisor and to assist in the facilitation and negotiation of any transaction or process should any such emerge. In the call, Clarksons and Pareto discussed generally the potential acquisition, including Transocean’s request to proceed with preliminary due diligence on Songa Offshore. As part of the call, Clarksons and Pareto agreed that Transocean would send a preliminary due diligence request list to Songa Offshore outlining certain high level diligence requests.

On March 28, 2017, representatives of Wikborg Rein Advokatfirma AS (“Wikborg”), as Norwegian legal advisors to Transocean, and Advokatfirmaet Schjødt AS (“Schjødt”), as Norwegian legal advisors to Songa Offshore, had a telephone call to discuss the due diligence process.

Also on March 28, 2017, representatives of Clarksons delivered Clarksons’ preliminary valuation analysis of Songa Offshore to certain members of Transocean management. Thereafter, Clarksons periodically updated and refreshed the valuation analysis to reflect market changes and other current information with the last valuation analysis presented to certain members of Transocean management on June 16, 2017.  Clarksons’ valuation analysis was primarily based on three valuation methodologies which are customarily used for purposes of valuation in the offshore oil industry: (1) discounted cash flow analysis, (2) implied value assessment (based on implied value per rig of Songa Offshore), and (3) enterprise value/EBITDA multiple assessment. This valuation did not take account of or reflect any shareholder premium.  Clarksons’ June 16, 2017 valuation analysis delivered to management of Transocean is summarized under “—Summary of Clarksons’ Analyses.” Representatives of Clarksons also held regular discussions and communications with certain members of management of Transocean, including Mr. Mey and Mr. Vayda, regarding this valuation analysis, in each case, up to the August 11, 2017 Transocean Board meeting where the Transocean Board unanimously approved the Transaction Agreement, the Combination and the transactions contemplated thereby.

To facilitate the due diligence process and future discussions between the parties, on March 29, 2017, TINC and Songa Offshore entered into a confidentiality agreement regarding the exchange of diligence and other information. As part of this confidentiality agreement, TINC agreed, for a period of six months from March 29,

2017, not to (i) subscribe for, buy or exchange any financial instruments in or issued by Songa Offshore (including any shares or other securities) or (ii) enter into any agreement or offer related to such matters, in each case other than the launching of a public tender offer for all shares of Songa Offshore as a counter offer to a competing public tender offer recommended by the Songa Board that was first launched in the market.

On April 7, 2017, Transocean and Clarksons entered into an engagement letter which formalized Clarksons’ roles and responsibilities as financial advisor to Transocean in connection with the potential acquisition of Songa Offshore.

On April 10, 2017, Mr. Thigpen and Mr.  Mey met with Mr. Merrill A. “Pete” Miller Jr., Chairman of the Transocean Board, to discuss Transocean’s strategic opportunities, which included pursuing potential acquisitions of stranded shipyard assets and also the potential acquisition of Songa Offshore, Party A, Party B, Party C and Party D, with a specific emphasis on pursuing a strategic target that, among other matters, (i) would improve fleet quality and market position without compromising balance sheet strength and flexibility, (ii) expand strategic relationships with customers, (iii) provide contract backlog and (iv) would be interested in pursuing a transaction.  Messrs. Thigpen, Mey and Miller discussed the advantages and disadvantages of Party A and B as considered by the Transocean Board on February 10, 2017, and also discussed Party C and Party D.  With respect to Party C and Party D, they considered that each of Party C and Party D had some of the important characteristics for an acquisition candidate but they either did not have a large enough contract backlog or were lacking long-term contracts that would present future revenue, and both Party C and Party D were facing ongoing issues with creditors which could be problematic.   Messrs. Thigpen, Mey and Miller discussed the strategic rationale behind a Transocean acquisition of Songa Offshore, focusing on, among other items, that it was a good acquisition candidate that provided significant potential synergies consistent with the strategic criteria mentioned above, including that Songa Offshore had significant backlog and four high-specification newbuild semi-submersibles, each the subject of an eight year contract with Statoil ASA, who is an existing customer of Transocean.

On April 11, 2017, on behalf of Transocean, representatives of Clarksons contacted Pareto to request a call between Mr. Thigpen and Mr. Mohn on April 12, 2017 to allow Mr. Thigpen to present Transocean’s initial, high-level economic terms for a potential voluntary tender offer for all of Songa Offshore’s outstanding shares.

On April 12, 2017, Mr. Thigpen and Mr. Mohn had a telephone call in which Mr. Thigpen discussed a non-binding proposal to acquire all outstanding Songa Offshore shares at a price of NOK 38.50 per share payable in newly issued Transocean shares, subject to further diligence. Mr. Thigpen also indicated that the proposal would be conditioned on, among other things receipt of irrevocable pre-acceptance agreements from Perestroika and certain of Songa Offshore’s other large shareholders in which such shareholders would agree to tender their shares of Songa Offshore in any offer subsequently made by Transocean, as well as the affirmative recommendation of the Songa Board. In response, Mr. Mohn indicated that Perestroika could be interested in exploring a potential sale of its interest in Songa Offshore, but Perestroika would and he believed that the Songa Board, in order to maximize value for Songa Offshore shareholders, would need a more attractive price than NOK 38.50 per share. Mr. Mohn also informed Mr. Thigpen that Perestroika had received inquiries from another potential buyer that had offered a higher price per Songa Offshore share. The closing price of Songa Offshore’s shares on the Oslo Stock Exchange on April 12, 2017 was NOK 30.10 per share.

Pursuant to the April 12, 2017 communications between Mr. Thigpen and Mr. Mohn, on April 18, 2017, representatives of Clarksons and Pareto held preliminary discussions to discuss the valuation of Songa Offshore for purposes of determining if there could be a common valuation range per Songa Offshore share that may be acceptable to Perestroika.  Pareto reiterated in this meeting that NOK 38.50 per share was not acceptable and that a price of NOK 40.00 per share was also not sufficient and that an offer in the range of NOK 50.00 – 55.00 per share would provide more assurance to Perestroika and ensure a deal could be agreed. After this meeting, representatives of Clarksons communicated to Transocean management the results of these discussions.

On April 20, 2017, Mr. Thigpen, Mr. Mey, Mr. John B. Stobart, Executive Vice President, Chief Operating Officer and Chief Performance Officer of Transocean, and Mr. Brady Long, Senior Vice President and General Counsel of Transocean, discussed with the Transocean Board the potential acquisition, including the potential offer price based on, among other matters, the valuation and the discussions around valuation and potential offer price that had previously taken place among the financial advisors and Mr. Thigpen and Mr. Mohn, and forms of consideration that may be acceptable to Transocean and Songa Offshore, which included Transocean shares and cash.

At a regularly scheduled meeting on May 12, 2017, the Transocean Board met with members of Transocean’s management, including Mr. Thigpen, Mr. Mey, Mr. Long and Mr. Stobart, where they discussed Transocean’s strategic opportunities, including the acquisitions of potential stranded shipyard assets and the acquisition of Party A, Party B, Party C, Party D and Songa Offshore.  With regard to a transaction with Songa Offshore, the attendees summarized the discussions between the parties to date, the potential price and form of consideration that would be offered and the strategic rationales for engaging in the acquisition.  At this meeting, management of Transocean discussed with the Transocean Board the valuation developed by management in conjunction with Clarksons and the Transocean Board discussed and considered a revised offer price of approximately NOK 45.00, taking into account that the offer price of approximately NOK 45.00 was within the valuation range of the implied Songa Offshore share price and that, in particular, the implied value assessment rig analysis of Songa Offshore was much more favorable than that of other substantially similar stranded assets and rigs of other potential acquisition candidates.  Following these discussions, the Transocean Board appointed a transaction committee (the “Transaction Committee”) consisting of Ms. Vanessa C.L. Chang and Messrs. Frederico F. Curado, Edward R. Muller, Tan Ek Kia and Glyn A. Barker to determine the form, terms and conditions of the transaction.

On May 16, 2017, Messrs. Thigpen and Mey met with Mr. Mohn and Mr. Johan Kr. Mikkelsen, a member of the Songa Board and Chief Technology Officer of Perestroika, to discuss the potential acquisition of Perestroika’s interest in Songa Offshore. During this meeting, Messrs. Thigpen and Mey presented and discussed the general offshore market and marketing opportunities around the world. Messrs. Thigpen and Mey also highlighted that the harsh environment sector was potentially showing increased growth. Messrs. Thigpen and Mey also presented Transocean’s history and ongoing drilling efficiency, safety and cost reduction initiatives.

On June 1, 2017, representatives from Pareto met with representatives of Clarksons to present a request from Perestroika that, as part of the consideration payable in connection with any acquisition, Transocean issue bonds convertible into or exchangeable for Transocean shares (as defined in this section, the “Exchangeable Bonds”). The issuance of the Exchangeable Bonds was a condition to Perestroika’s willingness to enter into an irrevocable pre-acceptance agreement for purposes of agreeing to tender its Songa shares in the potential voluntary tender offer and was requested to protect Perestroika and any other Songa Offshore shareholders participating in the potential transaction against potential volatility and potential adverse movements in Transocean’s share price pending and following completion of the acquisition. Pareto also noted that the issuance of Exchangeable Bonds would offer Transocean the ability to issue shares at a higher price than current market price against a low coupon.

On June 7, 2017, Mr. Mey and Mr. Vayda met with representatives of Clarksons and Pareto. During this meeting, the parties discussed a potential transaction process, valuation and potential offer consideration consisting of a combination of newly issued Transocean shares, Exchangeable Bonds and cash.

Following the meeting on June 7, 2017, representatives of Pareto discussed with Perestroika the matters Pareto had covered at the meeting with Transocean and Clarksons representatives. Thereafter, on June 7, 2017, Pareto had a telephone call with representatives of Clarksons during which Pareto informed Clarksons that Perestroika might be willing to accept a price per share of NOK 45.00 in connection with a voluntary tender offer for all Songa Offshore shares. Pareto also informed Clarksons that Pareto would revert over the weekend with information regarding the proposed mix of consideration to be paid in the offer.

On June 12, 2017, representatives of Clarksons and Pareto met to discuss valuation of Songa Offshore and other aspects of the potential acquisition. At this meeting, Pareto confirmed to Clarksons that Perestroika would be willing to accept a price per share of NOK 45.00 in connection with a voluntary tender offer for all Songa Offshore shares, with the consideration consisting of either newly issued Transocean shares, or a combination of newly issued Transocean shares and Exchangeable Bonds, subject to (i) an inspection of a Transocean stacked rig, a Transocean working rig and a Transocean rig in shipyard, (ii) further discussions regarding Transocean’s future strategic plans and objectives for Songa Offshore on a go-forward basis following completion of the acquisition and (iii) the election of two directors nominated by Perestroika to the Transocean Board. After the meeting, and after discussions with Transocean, representatives of Clarksons sent an email to Pareto (1) setting up a meeting between Messrs. Thigpen and Mey from Transocean and Mr. Mohn from Perestroika to discuss Transocean strategic plans, (2) confirming that Transocean would revert with proposed terms for the Exchangeable Bonds to be issued and (3) confirming diligence arrangements regarding the requested inspection of certain Transocean rigs. The email from Clarksons also indicated that the requested board representation remained a subject of discussion within Transocean.

On or around June 15, 2017, Transocean directed Wikborg and King & Spalding LLP (“King & Spalding”), as U.S. legal advisors to Transocean, to prepare (i) the Transaction Agreement that was proposed to be entered into between Transocean and Songa Offshore and setting forth the terms of the potential acquisition, (ii) a form of pre-acceptance agreement to be executed by Perestroika and other significant Songa Offshore shareholders and (iii) a term sheet for the Exchangeable Bonds to be issued by Transocean or one of its affiliates as partial consideration in the potential acquisition.

On or around June 18, 2017, representatives of Pareto indicated to representatives of Clarksons that Perestroika would be willing to accept a 50/50 split of newly issued Transocean shares and Exchangeable Bonds. Thereafter, representatives of Clarksons communicated this to Transocean management. After internal discussion, Transocean management determined that this was a reasonable consideration mix and that a 50/50 consideration split between Transocean shares and Exchangeable Bonds would not immediately increase the dilutive impact of the transaction to Transocean’s current shareholders as compared to issuing a greater percentage of Consideration Shares.

On June 18, 2017, representatives of Clarksons, at the direction of Transocean, held a telephone call with representatives of Pareto to preview the substance of an email to be sent by Transocean which would include a non-binding indication of interest setting forth Transocean’s proposed material terms for the voluntary tender offer for all of Songa Offshore’s shares. Thereafter, on June 19, 2017, Mr. Thigpen provided an update to Mr. Miller on the status of the discussions with Perestroika with respect to a potential acquisition of Perestroika’s interest in Songa Offshore, including the price per Songa Offshore share, proposed mix of consideration and number of board seats requested by Perestroika.

On June 19, 2017, at the direction of the Transocean Board, Mr. Mey sent an email to representatives of Pareto, expressing Transocean’s non-binding interest in a potential acquisition by Transocean of the Songa Offshore business to be implemented by means of a voluntary tender offer made by Transocean to all shareholders of Songa Offshore. The acquisition would include the acquisition of all outstanding bonds and shareholder loans issued by Songa Offshore that were held by Perestroika. In its non-binding indication of interest setting forth key commercial terms, Transocean indicated that, based on the information available to Transocean as of that time and subject to the completion of its due diligence, Transocean would be willing to pursue a transaction at an offer price of NOK 45.00 per Songa Offshore share, with such consideration to be paid with a 50/50 split combination of newly issued Transocean shares, to be listed on the NYSE with full shareholder rights as that of Transocean’s existing shareholders, and Exchangeable Bonds. The Exchangeable Bonds would be senior unsecured bonds, include a cash coupon of 0.5% per annum, with a conversion premium of up to 22.5%. The non-binding indication of interest also contemplated that Transocean would offer to purchase all outstanding Songa Offshore senior unsecured bonds and that Songa Offshore bondholders would have the option of choosing between consideration in cash, Exchangeable Bonds or a combination of the two. Further, as a condition to entering into a definitive agreement with respect to the potential acquisition, Perestroika and Transocean would enter into an irrevocable pre-acceptance agreement with respect to Songa Offshore shares held by Perestroika and a lock-up agreement on any Transocean shares received in the tender offer for a period of 12 months from the first announcement of the potential acquisition. Further, the indication of interest provided a framework for completion of financial and commercial due diligence with respect to Songa Offshore by Perestroika and Transocean, respectively, including that Transocean’s non-binding indication of interest was conditional on further due diligence of Songa Offshore by Transocean with further due diligence prior to execution of a definitive agreement to include, among others, Songa Offshore’s contract backlog and its ongoing dispute with DSME (the “DSME Arbitration”), and additional confirmatory due diligence to take place after execution of a definitive transaction agreement, with such due diligence by Transocean to be a condition to Transocean’s obligation to complete the voluntary tender offer (customarily referred to as a “diligence out”). To assist with its diligence of the DSME Arbitration, Transocean engaged Clyde & Co on or around June 19, 2017 to help Transocean assess and analyze the legal risks associated with the DSME Arbitration.

On June 21, 2017, the Songa Board held a meeting in which the June 19, 2017 non-binding indication of interest from Transocean to acquire Songa Offshore was presented. Mr. Mohn and Mr. Mikkelsen were excused from the voting in this meeting in light of their representation of Perestroika in discussions with Transocean. The Songa Board was presented with the terms as described above, and Pareto provided a detailed analysis of such terms. The Songa Board was also presented with information on how the proposed transaction terms had improved from earlier discussions between Transocean and Perestroika as well as an analysis of other potential candidates to acquire Songa Offshore, including the potential buyer who had previously approached Perestroika. The Songa Board discussed the terms and analysis in detail, taking into consideration the input received from Perestroika, and how a potential transaction would be considered by the other shareholders of Songa Offshore, as well as Transocean’s request to conduct due diligence on Songa Offshore. At the conclusion of this meeting, Mr. Bjørnar Iversen, the Chief Executive Officer of Songa Offshore, sent a letter on behalf of the Songa Board to Mr. Mey indicating that the Songa Board agreed to facilitate a reciprocal due diligence process on the basis of Transocean’s June 19, 2017, expression of interest.

During the period from June 21, 2017 through the signing of the Transaction Agreement, the Songa Board was regularly updated by Songa Offshore’s advisors and members of Songa Offshore management regarding the status of the negotiations with Transocean and regularly discussed issues related to the potential transaction.  During this period, the Songa Board also discussed the financial aspects of the information received from Transocean with Songa Offshore’s financial advisors, Pareto, as well as the results of legal due diligence review of Transocean with Schjødt.

Following June 22, 2017, the parties proceeded with a formal due diligence process within defined scopes and agreed to procedures that would allow an initial due diligence investigation while protecting commercially or competitively sensitive information, including holding meetings with management of each of Songa Offshore and Transocean. This process included Songa Offshore reviewing certain publicly available documents pertaining to Transocean in light of the contemplated mixed stock and bond exchange offer consideration. This review included certain rig contracts and clarification calls with Transocean’s in-house legal and treasury department. Transocean’s due diligence of Songa Offshore continued up to and following signing of the Transaction Agreement. Songa Offshore completed its review of Transocean prior to the signing of the Transaction Agreement.

On June 23, 2017, the Transaction Committee held a meeting at which they discussed and considered the potential acquisition, including the valuation of Songa Offshore and that NOK 45.00 per share was within the valuation range of the implied Songa Offshore share price, the possible transaction timeline, potential synergies from the transaction and the proposed transaction consideration, consisting of a combination of Transocean shares, Exchangeable Bonds and cash. The Transaction Committee reviewed the drafts of the Transaction Agreement and form of pre-acceptance agreement. After discussion, the Transaction Committee approved the proposed acquisition, which included authorizing Transocean management to negotiate the transaction and definitive agreements, with a total consideration to be based upon an exchange ratio with respect to newly issued Transocean shares for Songa Offshore shares of between 0.60x and 0.64x, representing a price of between NOK 43.35 and NOK 46.24 per Songa Offshore share based on Transocean’s share price of USD 8.56 as of June 19, 2017 and the exchange rate of NOK 8.4399 : USD 1 on June 19, 2017.

On or about June 24, 2017, representatives of Clarksons distributed to representatives of Pareto initial drafts of the Transaction Agreement and form of pre-acceptance agreement, each of which was then further distributed by Pareto to Songa Offshore, Schjødt and Perestroika. This draft included a proposed termination fee and expense reimbursement structure, whereby Songa Offshore would be required to pay a termination fee to Transocean in certain circumstances resulting in the termination of the transaction agreement including, among others, (i) if the Songa Board modified or withdrew its board recommendation of the Combination, (ii) if Songa Offshore materially breached the transaction agreement, and (iii) if the Songa Board accepted a superior proposal and entered into an acquisition or similar agreement providing for a superior proposal immediately following or concurrently with the termination of the transaction agreement.

On June 27, 2017, the Songa Board held two separate status update calls – one call which only included the Songa Board’s directors excluding Messrs. Mohn and Mikkelsen, and the other which included the entire Songa Board. The purpose of each of these two calls was to provide an opportunity for Songa Offshore’s financial and legal advisors to update the Songa Board regarding the version of the terms of the potential transaction most recently proposed by Transocean, as well as the status of the negotiation process. Thereafter, representatives of King & Spalding, Wikborg, Clarksons, Schjødt and Pareto held a call to negotiate certain terms of the drafts of the Transaction Agreement and form of pre-acceptance agreement.

On June 28, 2017, a meeting was held between Mr. Thigpen, and Messrs. Mohn and Mikkelsen. At this meeting, the parties discussed Perestroika’s request for board representation following the acquisition as well as Transocean’s plans for Songa Offshore following completion of the acquisition. In particular, Messrs. Mohn and Mikkelsen asked that Transocean consider establishing a harsh environment center for excellence in Norway. Messrs. Mohn and Mikkelsen also presented the possibility of offering smaller Songa Offshore shareholders a cash option as part of any offer.

On June 28, 2017, representatives of Clarksons also distributed to representatives of Pareto an initial draft of the terms of the Exchangeable Bonds, which was then further distributed by Pareto to Songa Offshore, Schjødt and Perestroika.

On June 29, 2017, the Songa Board held a meeting to receive a status update. Also at this meeting, Schjødt presented the proposed terms of the Transaction Agreement to the Songa Board.

On June 30, 2017, the Songa Board reconvened for another status update meeting, at which a key issues list and proposed positions regarding certain remaining outstanding terms were presented and discussed. Members of the Songa Board asked detailed questions regarding the terms to Schjødt and members of Songa Offshore management, and provided guidance to Songa Offshore’s advisors with respect to such remaining terms for purposes of a revised draft of the Transaction Agreement and form of pre-acceptance agreement.

Later in the day on June 30, 2017, Schjødt sent revised drafts of the Transaction Agreement and form of pre-acceptance agreement to Clarksons, which drafts were then further distributed by Clarksons to Transocean and its other advisors. These revised drafts included Songa Offshore’s position that, among other matters, (i) the overall consideration should include a cash option of some nominal amount to account for Songa Offshore shareholders with smaller holdings, (ii) in no event would any matter related to the DSME Arbitration, including any judgment or claim in relation to the DSME Arbitration, result in a “material adverse change” providing Transocean the right to terminate the Transaction Agreement and not consummate the voluntary tender offer, (iii) Transocean, as of the time of execution of the Transaction Agreement, must be satisfied with its diligence on the DSME Arbitration and certain other matters reviewed during its initial due diligence, with no further right to include as completion conditions any further due diligence on such matters after execution of the Transaction Agreement, and (iv) Transocean’s proposed termination fee and expense reimbursement structure was generally not acceptable, and that, in additional to not accepting Transocean’s proposals on this topic, in the event that Transocean did not receive its shareholder approval of the Combination by a pre-defined date, Songa Offshore could terminate the transaction agreement and Transocean would be required to pay Songa Offshore a USD 50,000,000 termination fee.  Thereafter, representatives of Transocean and both parties’ legal and financial advisors engaged over the phone in preliminary discussions on open issues in the revised draft Transaction Agreement and form of pre-acceptance agreement. On this telephone call, representatives of Schjødt expressed to Transocean and Transocean’s financial and legal advisors that the Songa Board was not willing to accept uncertainty in the potential acquisition related to the DSME Arbitration and that Transocean must be comfortable with the DSME Arbitration and certain other matters from a due diligence perspective prior to entering into a definitive agreement.

On July 1, 2017, representatives of Transocean’s diligence team as well as Transocean’s and Songa Offshore’s legal and financial advisors engaged again over the phone to discuss open issues in the revised draft Transaction Agreement and form of pre-acceptance agreement. On this telephone call, representatives of Transocean expressed to Songa Offshore’s legal advisors that Transocean’s due diligence and risk analysis related to the DSME Arbitration was ongoing and that Songa Offshore’s position on the risk allocation between the parties related to the DSME Arbitration was still under review by Transocean and the Transocean Board and that robust, transparent and complete due diligence would need to be completed by Transocean before Transocean could agree to this approach on the DSME Arbitration in the Transaction Agreement. The parties agreed that Transocean would continue its due diligence and risk analysis regarding the DSME Arbitration and that Songa Offshore would assist and provide relevant information pursuant to these requests.

Also on July 1, 2017, representatives of King & Spalding sent revised drafts of the Transaction Agreement and the form of pre-acceptance agreement to Schjødt, which drafts, among other matters, (i) reserved all of Transocean’s rights with respect to Transocean’s ongoing due diligence and risk analysis on the DSME Arbitration and (ii) included covenants addressing participation and information rights that would require Songa Offshore to provide Transocean the opportunity to reasonably participate in the defense and settlement of the DSME Arbitration. The proposed covenants regarding participation and information rights were later accepted by Songa Offshore.

Negotiations between the legal advisors of, and reports by the financial and legal advisors to, Transocean and Songa Offshore continued through the subsequent days to resolve open issues in the Transaction Agreement and form of pre-acceptance agreement. Regarding Transocean’s proposed termination fee and expense reimbursement structure, Songa Offshore’s legal advisors expressed to Transocean and its financial and legal advisors that the Songa Board acknowledged the US market practice on this type of structure, but noted that, in its view, this structure deviated from market practice for public take-overs in Norway as well as Norwegian guidelines, and that the Songa Board was unwilling to risk paying out-of-pocket termination fees and expense reimbursement of considerable amounts in a scenario where no transaction was consummated. After further discussions between Transocean, Songa Offshore, and their respective financial and legal advisors, the parties were unable to agree to a termination fee and expense reimbursement structure which was mutually satisfactory to Transocean and Songa Offshore. As a result, the parties determined that, in lieu of such a structure, Transocean and Songa Offshore would agree to a customary specific performance right whereby each of Transocean and Songa Offshore would be entitled to specific performance in the event the provisions of the transaction agreement were not performed in accordance with their specific terms or were otherwise breached and each of Transocean and Songa Offshore would be entitled to an injunction or injunctions to prevent breaches of the Transaction Agreement, and further, that a party would have the ability to seek recovery for damages in the event of fraud or a willful breach of the Transaction Agreement by the other party.

After the negotiations and discussions referred to above, the treatment of the DSME Arbitration remained an open issue.  Songa Offshore continued to insist that the Songa Board was not willing to accept uncertainty related to the DSME Arbitration and that Transocean must have obtained sufficient comfort with the DSME Arbitration from a due diligence and risk perspective prior to entering into a definitive agreement. During the weeks of July 3 and July 10, Messrs. Mey and Long and representatives from Clyde & Co held various meetings with Songa Offshore’s management, outside legal counsel and expert witnesses to discuss the DSME Arbitration. The participants reviewed the history of Songa Offshore’s dispute with DSME, the procedural history of the DSME Arbitration, and the expectations of Songa Offshore’s outside counsel with respect to the DSME Arbitration.

On July 6, 2017, Mr. Iversen, Mr. Jan Rune Steinsland, Chief Financial Officer of Songa Offshore, and Mr. Mohn, met with Messrs. Thigpen, Mey and Long to discuss remaining outstanding matters in connection with the due diligence process being conducted. In particular, Messrs. Iversen and Steinsland responded to open questions regarding Transocean’s diligence, including questions relating to the DSME Arbitration, and Messrs. Thigpen, Mey and Long responded to open questions regarding Songa Offshore’s diligence, including questions relating to Transocean’s ongoing litigation, compliance activities, liquidity forecast and operational performance. The parties also discussed certain remaining outstanding terms of the Transaction Agreement.

On July 12, 2017, Transocean and Perestroika mutually determined that it was in the best interests of both parties to put on hold the discussions regarding the potential acquisition until the second week of August 2017 or later in order for Transocean, subject to Songa Offshore’s continued agreement, to complete its due diligence on the DSME Arbitration and for Songa Offshore to have received an initial ruling with respect to the DSME Arbitration. It was agreed that Transocean was welcome to contact Perestroika in the second week of August, and Perestroika indicated that a favorable determination for Songa Offshore in the DSME Arbitration may result in the renegotiation of certain commercial terms. Mr. Thigpen communicated the postponement of the potential acquisition to Mr. Miller and the rest of the Transocean Board.

On July 13, 2017, the Songa Board was informed of the decision by Perestroika and Transocean in a status update meeting. Messrs. Mohn and Mikkelsen were thereafter excused and the meeting continued as a regular meeting of the Songa Board. During such meeting the Songa Board discussed at length whether to maintain Transocean’s access to the virtual data room established in connection with the potential transaction, and whether to otherwise allow Transocean to continue its due diligence process. The Songa Board agreed to maintain Transocean’s access to the virtual data room and to allow certain due diligence meetings with representatives of Transocean to be held as scheduled.

On July 21, 2017, the arbitral tribunal which held the two day arbitration hearing for the DSME Arbitration on May 2 and 3, 2017, in London, issued its interim final award. As previously reported by Songa Offshore, Songa Offshore had submitted its defense to the claims asserted by DSME in arbitrations related to the Songa Equinox, the first Cat D rig, and the Songa Endurance, the second Cat D rig (collectively, the “Rigs”), in which DSME asserted aggregate claims of USD 329 million, along with a request for repayment of liquidated damages in a total amount of USD 43.8 million, totaling to USD 372.8 million. The claims asserted against Songa Offshore related to alleged cost overruns and additional work in relation to the Rigs due to what DSME alleged were inherent errors and omissions in the design documents (the “FEED package”). On July 21, 2017 (as announced by Songa Offshore that day), the tribunal ruled in favor of Songa Offshore regarding the question of which party had responsibility for the FEED package and what the consequences of that would be. On July 21, 2017,

Songa Offshore further announced that it considered that the arbitral tribunal’s interim final award should be determinative of DSME’s claims in respect of the Rigs (and in respect of any similar claims that DSME might assert in respect of the Songa Encourage, the third Cat D rig, and the Songa Enabler, the fourth Cat D rig) with an outcome that no payment will be due by Songa Offshore to DSME., Songa Offshore noted that while it is possible that DSME may seek permission to appeal the tribunal’s award, if such award is determinative of the claims and if no appeal is pursued, then the tribunal’s interim final award would resolve DSME’s claims. Songa Offshore noted that such result would leave Songa Offshore to pursue its counterclaim against DSME in respect of the Rigs for the aggregate amount of USD 65.8 million, and that Songa Offshore will also further evaluate the pursuit of its counterclaims in respect to the Songa Encourage and the Songa Enabler.

On July 21, 2017, after discussions with Mr. Miller on behalf of the Transaction Committee, Mr. Thigpen sent an email to Mr. Mohn requesting an update from Perestroika as to when they would like to re-engage on the negotiation of the potential acquisition, noting that Transocean was continuing its review of the DSME Arbitration ruling and anticipated that it could now complete its due diligence review of the DSME Arbitration prior to the signing of the definitive Transaction Agreement. Thereafter, Mr. Mohn informed Mr. Thigpen that Perestroika would be willing to consider re-engaging in the second week of August 2017.

Also, on July 21, 2017, Transocean re-engaged its legal and financial advisors and asked them to revise the draft Transaction Agreement and form of pre-acceptance agreement to reflect the latest discussions of the parties in anticipation of re-engaging with Songa Offshore and Perestroika.

On August 3, 2017, representatives of Pareto contacted Clarksons to indicate that, due to the increase in Songa Offshore’s share price following the successful result of the DSME Arbitration, the Songa Board were of the opinion that the price per share should be increased. The representatives of Pareto indicated a share price level of NOK 47.00 per share. The closing price of Songa Offshore’s shares on the Oslo Stock Exchange on August 3, 2017 was NOK 34.40 per share.

On August 7, 2017, Mr. Mohn sent an email to Mr. Thigpen informing Mr. Thigpen that Perestroika would be willing to sell its Songa Offshore shares for a revised offer of NOK 47.50 per share consisting of the previously agreed consideration mix of Transocean shares, Exchangeable Bonds, and an option for Songa Offshore shareholders to elect to receive a nominal amount of cash, and that this was Perestroika’s best and final offer. In the email, Mr. Mohn noted that as a result of the DSME Arbitration ruling the price of Songa Offshore’s shares had increased by 10% and that the offer price should be increased as a result and noted that the Songa Board was, to his knowledge, in no rush to execute a deal immediately. The closing price of Songa Offshore’s shares on the Oslo Stock Exchange on August 7, 2017 was NOK 35.40 per share.

Also on August 7, 2017, King & Spalding sent revised drafts of the Transaction Agreement and the form of pre-acceptance agreement to Songa Offshore’s legal advisors, which Transaction Agreement accepted Songa Offshore’s previous position on the DSME Arbitration and also included the previously agreed to “participation and information rights” covenant in favor of Transocean relating to the DSME Arbitration.

On August 8, 2017, August 9, 2017, and August 10, 2017, both parties’ financial and legal advisors exchanged revised drafts of the Transaction Agreement and the form of pre-acceptance agreement and negotiated further details in multiple calls.

On August 10, 2017, Mr. Thigpen confirmed to Mr. Mohn that, subject to approval by the Transocean Board, Transocean would be willing to revise its offer to NOK 47.50 per share for all outstanding Songa Offshore shares. Mr. Thigpen emailed Mr. Mohn to clarify that Transocean’s revised offer at NOK 47.50 per share was contingent on the number of Perestroika nominees to the Transocean Board being reduced from two to one and on further Transocean Board approval of the revised offer price and revised transaction terms generally. Mr. Mohn confirmed that this reduction was acceptable by reply email.

On August 11, 2017, the Transocean Board held a meeting at which members of Transocean’s senior management were also present. At this meeting, the Transocean Board carefully discussed and considered, among other matters, the terms of the Combination and the Transaction Agreement in detail, and the valuation, including that NOK 47.50 per share was within the valuation range of the implied Songa Offshore share price reviewed by the Transocean Board.  After such careful discussion and consideration, the Transocean Board unanimously (i) approved the total consideration of NOK 47.50 per Songa Offshore share and (ii) approved the Transaction Agreement, the Combination and the transactions contemplated thereby.

Thereafter, on August 11, 2017, after discussions with Transocean’s financial and legal advisors, Mr. Long discussed with Mr. Thigpen the key remaining open terms of the Transaction Agreement and pre-acceptance agreement, which included, among others, Songa Offshore’s request to increase the amount of the cash election for Songa Offshore shareholders from NOK 100,000 to NOK 200,000 for each Songa Offshore shareholder, Transocean’s ability to discuss the go-forward combined business with Songa Offshore’s lenders and business partners without the prior consent of Songa Offshore, Songa Offshore’s ability to take certain actions and operate its business between signing of the definitive transaction agreement and completion of the offer without Transocean’s consent, and Songa Offshore’s request to include cross-acceleration and judgment default provisions in the terms of the Exchangeable Bonds. Thereafter, on August 11, 2017, Mr. Thigpen sent an email to Mr. Mohn to discuss and negotiate these key remaining open issues on the Transaction Agreement and form of pre-acceptance agreement. Mr. Thigpen and Mr. Mey also exchanged communications regarding these topics for purposes of Transocean’s responses to Mr. Mohn’s proposed resolutions. As a result of the communications between Mr. Thigpen and Mr. Mohn, the parties reached substantive agreements on these topics at the conclusion of these communications, including that the increased cash election would be set at NOK 125,000 for each Songa Offshore shareholder, that Transocean would have the ability to discuss the go-forward business with Songa Offshore’s lenders and business partners, provided that as a general matter Songa Offshore would have the ability to participate in such discussions and receive advance notice of such discussions, and that the terms of the Exchangeable Bonds would not include cross-acceleration and judgment default provisions. In addition, Transocean was willing to provide additional flexibility to Songa Offshore for purposes of operating its business between signing of the definitive Transaction Agreement and completion of the offer without Transocean’s consent. At the conclusion of such communications, Mr. Mey, via email and then via a teleconference phone call, updated Transocean’s financial and legal advisors about the developments from these communications and directed King & Spalding to reflect the agreed to terms in the draft Transaction Agreement and form of pre-acceptance agreement.

On August 12, 2017, the Songa Board was again updated by its financial and legal advisors on the status of the Transaction Agreement and latest negotiations, and also discussed practicalities should agreement be reached. The Songa Board agreed to reconvene for a board meeting the following day provided an official letter from Transocean was received confirming the revised offer from the Transocean Board and the final terms.

Later on August 12, 2017, Mr. Thigpen sent a letter to the Songa Board which attached drafts of the Transaction Agreement and the form of pre-acceptance agreement whereby Mr. Thigpen confirmed that Transocean’s Board approved the proposed business combination with Songa Offshore and that Transocean was prepared to move forward with execution of definitive agreements to effect the proposed business combination subject to approval of the transaction by the Songa Board. Thereafter, representatives of Transocean’s financial and legal advisors negotiated further details on the draft Transaction Agreement in various calls and communications and, on the evening of August 12, 2017, King & Spalding submitted a revised draft of the transaction agreement and form of irrevocable pre-acceptance agreement to Songa Offshore’s financial and legal advisors.

On August 13, 2017, the Songa Board initially held a status update meeting with all directors present. During this meeting the Songa Board was informed that Perestroika and Transocean had reached agreement regarding the terms of Perestroika’s pre-acceptance. The Songa Board was also informed by Songa Offshore senior management of the high level action plan, should the Songa Board approve the terms set out in the draft Transaction Agreement. Immediately following the status update, a meeting of the Songa Board was held at which members of Songa Offshore’s senior management were present, as well as representatives of its legal and financial advisors. Messrs. Mohn and Mikkelsen were excused from this subsequent meeting of the Songa Board. At such meeting, the Songa Board reviewed its legal obligations, and thereafter also the latest positions adopted in the Transaction Agreement and form of pre-acceptance, with particular focus on the items not yet accepted by Songa Offshore. The Songa Offshore discussed whether the drafts provided sufficient protection for Songa Offshore and that the Songa Board retained its ability to make decisions in the best interest of Songa Offshore during the period between execution of the Transaction Agreement and the completion of a potential transaction. The Songa Board also discussed the terms of the transaction in detail, including with its financial advisors, and whether the Songa Board could recommend a voluntary offer on such terms. Following this review and careful considerations, the Songa Board unanimously resolved to approve the terms set out in the draft Transaction Agreement dated August 12, 2017. The Songa Board also authorized management to complete, sign and execute the Transaction Agreement and the related documents, as well as to take any necessary steps to facilitate announcement of the Transaction Agreement and the proposed combination transaction.

Thereafter, on August 13, 2017, representatives of Pareto communicated to representatives of Clarksons that the Songa Board had approved the potential acquisition on the terms and conditions of the Transaction Agreement. Thereafter, Songa Offshore and Transocean’s legal advisors proceeded to finalize the draft Transaction Agreement and form of pre-acceptance agreement and, on the afternoon of August 13, 2017, the Transaction Agreement was executed by the parties and the pre-acceptance agreement was executed by Perestroika and Transocean. The effectiveness of each of these agreements was contingent upon additional pre-acceptance agreements being entered into between Transocean and Asia Research Capital Management, which pre-acceptance agreements were executed by affiliates of Asia Research Capital Management, affiliates of York Capital Management and members of the Songa Board and Songa Offshore senior management on or about August 15, 2017. The transaction was publicly announced on August 15, 2017.

Transocean’s Reasons for the Combination

As described in “—Background and Reasons for the Combination—Background of the Combination,” by vote at a meeting held on August 11, 2017, after due consideration and consultation, the Transocean Board unanimously approved (i) the total consideration of NOK 47.50 per Songa Share and (ii) the Combination and

the transactions contemplated thereby. In reaching its determination, the Transocean Board considered the following positive factors supporting its conclusion (which are not intended to be exhaustive and are not presented in any order of importance):

•

the Combination would strengthen and solidify Transocean’s position as a leader in harsh environment and ultra-deepwater drilling by adding significant high value assets, including 4 high-specification harsh environment drilling rigs that are supported by significant backlog;

•

the Combination would result in a combined fleet of 45 mobile offshore drilling units, consisting of 26 ultra-deepwater floaters, 11 harsh environment floaters, two deepwater floaters and seven midwater floaters;

•

the Combination would strengthen Transocean’s footprint and presence in strategic areas of harsh environment operations, including in the United Kingdom and Norway sectors of the North Sea, Canada and the Arctic, particularly given that the North Sea is currently among the most active markets, with an expected 24 offshore drilling programs anticipated to start over the next 18 months, assuming that oil prices remain economically supportive;

•

given the anticipated growth of the North Sea market generally and Songa Offshore’s robust position there, the combined company will immediately enhance and strengthen Transocean’s presence in a geographic region of significant strategic importance to Transocean, given the expertise and capabilities of each of Transocean and Songa Offshore in harsh environment drilling; also, it is anticipated that the combined company will provide new opportunities for growth and consolidation in the North Sea market as a result;

•

the acquisition of Songa Offshore would add 4 contracted drilling rigs with long-term contracts and revenue backlog of approximately USD 4.1 billion, thus strengthening Transocean’s already industry-leading revenue backlog of approximately USD 9.4 billion;

•	the Combination is expected to strengthen Transocean’s existing customer relationship with Statoil, given that Songa Offshore has four existing drilling rigs with long-term contracts with Statoil;
•	the Combination is expected to result in regional economies of scale;
•	the Combination is expected to result in annual cost synergies and cost efficiencies of approximately USD 40 million;
•

the Combination is expected to meaningfully drive Transocean’s strategic priorities of expanding and diversifying its revenue and customer base, including the additional potential for the re-contracting of Songa Offshore’s three legacy rigs which are not currently contracted;

•

the judgment, advice and analyses of Transocean’s senior leaders, including their favorable recommendation of the Combination and that an acquisition of Songa Offshore presented certain advantages (as described in  “—Background and Reasons for the Combination—Background of the Combination” and this section) over other potential acquisition candidates;

•	the Combination is expected to be accretive to Transocean’s earnings and cash flow on the basis of EBITDA, operating cash flow, and net debt/EBITDA;
•

the fact that the mix of Transocean shares and Exchangeable Bonds, with a non-material cash option, of consideration payable in the transaction is intended to preserve Transocean’s strong financial position and will require minimal cash outlay by Transocean;

•

the Combination is expected to result in a well-capitalized pro-forma company with a strong liquidity position, as a large portion of the transaction consideration in the form of Transocean equity and Transocean Exchangeable Bonds;

•

Transocean’s overall financial leverage, measured by Net Interesting Bearing Debt (NIBD)/EBITDA, is not expected to increase, and the combined company will have one of the lowest NIBD/EBITDA ratios among its listed offshore drilling peers;

•	the Combination may introduce new banking relationships due to long-term financing arrangements on the 4 harsh environment drilling rigs;
•

the execution of the Transaction Agreement was conditional on the simultaneous execution of an irrevocable pre-acceptance agreement by Perestroika, Songa Offshore’s largest shareholder, whereby Perestroika would agree to tender its shares of Songa Offshore in any offer subsequently made by Transocean;

•

the Transaction Agreement provided that Songa Offshore would assist Transocean in obtaining irrevocable pre-acceptance agreements from key Songa Offshore shareholders which constituted at least 63% of all outstanding Songa shares on a fully-diluted basis (including Perestroika);

•	on July 21, 2017 the arbitral tribunal in the DSME Arbitration ruled in favor of Songa Offshore, significantly reducing the risk profile of the transaction, in terms of contingent liabilities; and
•

the Transaction Agreement provided for Transocean’s ability to conduct additional confirmatory due diligence after execution of the Transaction Agreement, with such due diligence by Transocean to be a condition to Transocean’s obligation to complete the Offer, customarily referred to as a “diligence out.”

In addition to considering the factors above, the Transocean Board also considered a number of additional factors and other information as generally supporting its decision (which are not intended to be exhaustive and are not presented in any order of importance), including the following:

•

Songa Offshore’s prospects based on Transocean’s due diligence, the review and analysis of Songa Offshore’s financial condition, results of operations, business, reputation and risks, including the results of the business, financial, accounting and legal due diligence investigations of Songa Offshore;

•	Transocean and Songa Offshore share a common business philosophy and culture and intend to establish a harsh environment center of excellence;

•	current industry, economic and market conditions and trends, including Songa Offshore’s competitive position; and
•	continued streamlining of the combined fleet and organizations safely delivering more efficient drilling services to customers.

The Transocean Board also weighed and considered a variety of risks and uncertainties and other potentially negative factors (which are not intended to be exhaustive and are not presented in any order of importance), including that:

•

combining two companies involves significant risks, including that the companies may not be able to successfully integrate or that the anticipated synergies and benefits may not be fully achieved or may not be achieved in the timeframes expected;

•

the fact that the exchange ratio is fixed, and the resulting percentage ownership interest that current Songa Offshore shareholders would have in Transocean following the consummation of the Offer, which means that Songa Offshore’s shareholders may benefit from an increase in the trading price of Transocean shares during the pendency of this transaction;

•	the integration process may demand key resources and personnel, taking focus away from business operations and any future prospects and/or other strategic opportunities;
•

the announcement and pendency of the Offer and the transactions contemplated by the Transaction Agreement, during which Transocean and Songa Offshore are subject to certain operating restrictions, could have an adverse effect on Songa Offshore’s and Transocean’s businesses and cash flows, financial condition and results of operations;

•

the Combination may not be completed as a result of a failure to satisfy the conditions in the Transaction Agreement, including failure to receive necessary regulatory approvals, failure to list the Consideration Shares and the Exchangeable Bonds on the NYSE, and the failure to complete the transaction by the Long-Stop Date;

•

Transocean’s shareholders may not approve, the issuance of Transocean shares as consideration in the Offer, the amendment to the Articles of Association of Transocean to increase authorized share capital to effect a mandatory offer or a compulsory acquisition, the election of Frederik W. Mohn to the Transocean Board, or the issuance of Transocean shares issuable upon exchange of the exchangeable bonds issued in the Combination,  as required by the rules of the NYSE;

•	there will be various transaction and integration costs related to the Transaction;
•	the possibility of losing key employees as a result of the Transaction;
•	the risk that the potential benefits, savings and synergies of the Combination may not be fully or partially achieved, or may not be achievable within the expected timeframe;

•	negative publicity related to the transactions contemplated by the Transaction Agreement may adversely affect Transocean and the combined company;
•

the risk that the Combination may not be completed and the possible adverse implications for share prices of Transocean, investor relations, management credibility and employee morale in the event the Combination is not completed;

•	the lack of a financing condition in the Transaction Agreement and Transocean’s ability to obtain financing, if needed, to repay Songa Offshore’s debt obligations;
•	Songa Offshore’s ability, under certain circumstances, to terminate the Transaction Agreement in the event of a superior proposal, without paying any termination fee to Transocean;
•

the risk that the completion of the Transaction might be delayed and this may restrict or hinder Transocean’s ability to review or consummate other strategic opportunities, which may also lead to the diversion of management and employee attention and for increased employee attrition during that same period; and

•	various other risks associated with the Combination and the business of Transocean, Songa Offshore and the combined company, some of which are described in the section titled “Risk Factors.”

This description of information and factors considered by the Transocean Board includes the material factors that were considered, but is not intended to be exhaustive. In view of the wide variety of factors considered by the Transocean Board in evaluating the Offer and Combination, and the complexity of these matters, the Transocean Board did not attempt to quantify, rank or otherwise assign relative weight to these factors. In addition, different members of the Transocean Board may have given different weight to different factors.

Songa Offshore’s Reasons for the Combination

As described under the section headed “—Background and Reasons for the Combination—Background of the Combination,” the Songa Board (with the exception of Songa Offshore directors Mr. Mohn and Mr. Mikkelsen, who were excused from voting on whether to approve the Transaction Agreement) unanimously determined to enter into the Transaction Agreement and recommend that Songa Offshore’s shareholders accept the Offer. In addition to consulting with Songa Offshore management and its financial and legal advisors, the Songa Board considered a number of factors when evaluating the transaction. The Songa Board considered a variety of factors to be favorable to and in support of its determinations and recommendations. These factors (which are not intended to be exhaustive and are not presented in any order of importance) included:

•	Transocean was considered a strategic fit for Songa Offshore;
•	combining Transocean's existing harsh environment fleet with Songa Offshore's four Cat-D rigs would create a market leader in the harsh environment sector;
•	the strong combined backlog of the two companies;
•	the potential for greater financial upside for Songa Offshore shareholders as a combined company;

•	Transocean was viewed as a strong company group from a technical perspective;
•	Transocean had a strong liquidity position, particularly over the near term;
•	the terms were equal for all shareholders, with certain justifiable exceptions;
•

Songa Offshore’s largest shareholder, Perestroika, was supportive of the transaction and had agreed to enter into an irrevocable pre-acceptance agreement, thereby providing other shareholders with stronger assurance that the transaction will be consummated;

•	the Combination had been recommended by the Songa Offshore management;
•	the Combination would secure increased financial robustness of Songa Offshore in order to meet the expectations of customers, financial institutions and other third parties;
•

the price per share offered by Transocean on the Songa Offshore shares and the exchange ratio implied by the Offer, including the terms of the Exchangeable Bonds, provided a substantial premium to the pre-announcement per share price of Songa Offshore; and

•	the planned establishment of a harsh environment center of excellence in Norway which is expected to result from the Combination.

The Songa Board also considered a variety of risks and other potentially negative factors concerning the Transaction Agreement and the transaction contemplated thereby. These factors (which are not intended to be exhaustive and are not presented in any order of importance) included:

•

the significant risks inherent in a take-over of a large company group, and the risk that integrating the two groups may not be successful or that the expected synergies from integrating the two company groups may not be realized;

•

the fact that the exchange ratio is fixed, which means that Songa Offshore’s shareholders could be adversely affected by a decrease in the trading price of Transocean shares during the pendency of the Combination;

•	uncertainty as to completion of the Combination as a result of failure to satisfy the conditions set out in the Transaction Agreement, including failure to secure Transocean shareholder approval;
•	the restrictions on the conduct of Songa Offshore's business prior to the consummation of the Combination;
•	uncertainty with respect to retention of key employees;
•	uncertainty with respect to the continued employment of the Songa Offshore employees, especially onshore;
•	uncertainty with respect to existing customers and suppliers, including lending banks; and

•	various other risks of the type and nature described under “Risk Factors.”

This discussion of the information and factors considered by the Songa Board in reaching its conclusion and recommendations includes the material factors considered by the Songa Board, but is not intended to be exhaustive. In view of the variety of factors considered by the Songa Offshore in evaluating the Transaction Agreement and the transaction contemplated thereby, the Songa Board did not attempt to quantify, rank or otherwise assign relative weight to those factors. In addition, different members of the Songa Board may have given different weight to different factors. The Songa Board did not reach any specific conclusion with respect to any of the factors considered and instead conducted an overall analysis of such factors and determined that, in the aggregate, the potential benefits considered outweighed the potential risks or possible negative consequences of approving the Transaction Agreement and, in due course, recommend the potential transaction.

In considering the recommendation of the Songa Board that the Songa Offshore shareholders accept the Offer, Songa Offshore shareholders should be aware that the executive officers and directors of Songa Offshore may have certain interests in the merger that may be different from, or in addition to, the interests of Songa Offshore shareholders generally. In light of their representation of Perestroika in discussions with Transocean, Songa Offshore directors Mr. Mohn and Mr. Mikkelsen recused themselves from certain discussions and presentations concerning the Combination and the approval of the Transaction Agreement, and were excused from the voting on whether to approve the Transaction Agreement. The Songa Board was aware of these interests and considered them when approving the Transaction Agreement and recommending that Songa Offshore shareholders accept the Offer.  For more information see “Material Interests of Songa Offshore’s Board and Management in the Combination.”

Projected Financial Information

Other than as disclosed in its quarterly earnings release, Transocean does not typically make public forecasts or public projections as to future performance, revenues, earnings or other results.  Transocean is especially wary of making such projections for extended periods into the future due to, among other reasons, the unpredictability of the underlying assumptions and estimates.  The prospective financial information below, which we refer to collectively as the “Management Projections,” is not included in this Prospectus in order to influence any Transocean shareholder to make any decision regarding the proposals relating to the issuance of Shares pursuant to the transactions contemplated by the Transaction Agreement or for any other purpose, any Songa Offshore shareholder to make any decision with respect to whether to tender its shares of Songa Offshore in the Offer or for any other purpose, and readers of this Prospectus are cautioned not to place undue, if any, reliance on the Management Projections included herein.  Transocean is including the Management Projections below only to provide Transocean and Songa Offshore shareholders with access to certain prospective financial information concerning Transocean that was made available to the Transocean Board, Songa Offshore, and Songa Offshore’s financial advisors, as described herein.

The Management Projections were not prepared with a view toward public disclosure, with respect to certain information, or compliance with GAAP, the published guidelines of the SEC regarding projections and the use of non-GAAP financial measures, or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information.  Neither Transocean’s independent registered public accounting firm, PricewaterhouseCoopers Limited, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the Management Projections included below, or expressed any opinion or any other form of assurance with respect to such information or its achievability.

The Management Projections reflect numerous estimates and assumptions made by the Transocean management team, including estimates and assumptions with respect to future industry performance, general business, economic, regulatory, litigation, market and financial conditions, and matters specific to Transocean’s business, all of which are difficult to predict and many of which are beyond Transocean’s control. The Management Projections reflect the subjective judgment of the Transocean management team in many respects and thus are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments.  As such, the Management Projections constitute forward-looking information and are subject to risks and uncertainties that could cause actual results to differ materially from the results forecasted in such prospective information, including, Transocean’s performance, industry performance, general business and economic conditions, customer requirements, competition, adverse changes in applicable laws, regulations or rules, and the various risks set forth in the reports filed by Transocean with the SEC. There can be no assurance that the prospective results will be realized or that actual results will not be significantly higher or lower than forecast. The Management Projections cover multiple years and such information by its nature becomes less reliable with each successive year. In addition, the Management Projections will be affected by Transocean’s ability to achieve strategic goals, objectives and targets over the applicable periods. The Management Projections also reflect assumptions of the Transocean management team as to certain business decisions that are subject to change. Such prospective financial information cannot, therefore, be considered a guaranty of future operating results, and this information should not be relied on as such.

The Management Projections in this Prospectus do not take into account any conditions, circumstances or events occurring after the date they were prepared, including the transactions contemplated by the Transaction Agreement.  Transocean does not intend to update or otherwise revise the Management Projections to reflect circumstances existing after the date they were prepared or to reflect the occurrence of future events (including any failure of the transactions contemplated by the Transaction Agreement to occur), even in the event that any or all of the assumptions underlying the Management Projections are no longer appropriate.

The inclusion of the Management Projections should not be regarded as an admission, representation or indication that any of the Transocean Board, Transocean management, Songa Board, Songa Offshore management or any other person then considered, or now considers, it to be material or a reliable prediction of future results, and this information should not be relied upon as such. In fact, the Transocean Board, Transocean management, the Songa Board and Songa Offshore management view the Management Projections as non-material because of the inherent risks and uncertainties associated with such long range forecasts. No representations were made in the Transaction Agreement concerning prospective financial information, including the Management Projections.

The Management Projections should only be evaluated in conjunction with the historical financial statements and other information regarding Transocean contained in its public filings with the SEC. In light of the foregoing factors and the uncertainties inherent in the Management Projections, shareholders are cautioned not to place undue, if any, reliance on the Management Projections included in this Prospectus.

Management Projections

Base Case Projections

Transocean senior management prepared the below prospective financial information, which we refer to collectively as the “Base Case Projections,” for the fiscal years ending December 31, 2017 through December 31, 2021, and made them available to Songa Offshore on June 28, 2017 as part of its due diligence process. The Base Case Projections were considered by (i) ABG Sundal Collier for the purpose of assessing the consideration to be paid to the shareholders of Songa Offshore and (ii) Pareto for the purpose of assisting the Songa Board.

Transocean made certain assumptions about the pace and magnitude of the offshore drilling market recovery and reflected these assumptions in its Management Projections.  Transocean also incorporated in its forecast the impact of various company-wide cost reduction and efficiency improvement efforts as well as efficiencies in rig stacking and overhead optimization achieved through the date of the Management Projections. The Management Projections also reflected the impact of any debt capital market activities in which Transocean had engaged up to the date of the Management Projections, but no assumptions regarding future financings were included.

Management’s Base Case Projections reflected that the offshore drilling market was showing some signs of improvement in tendering and contracting activity in late 2017 and 2018 but that new contract dayrates remained near cost break-even on a fully allocated operating and maintenance cost basis.  Material assumptions for the Base Case Projections included the following: (i) dayrate recovery commences in 2019; (ii) average per rig revenue efficiency of approximately 95% for operating rigs; (iii) average per rig costs for mandatory five-year special periodic survey (“SPS costs”), to ensure classification requirements and rig maintenance standards are met, of approximately $20 million, which SPS costs can vary significantly on a rig by rig basis due to asset age and project scope; (iv) reactivation of eight rigs at an average cost of $70 million per rig, which reactivation costs can vary significantly on a rig by rig basis due to the duration of stacking and the scope of the reactivation project; and (v) average daily direct rig operating costs of approximately $130,000.

	Management Projections(1)
(in billions USD)	2017 Estimated	2018 Estimated	2019 Estimated	2020 Estimated	2021 Estimated
EBITDA(2)	$1.5	$0.8	$0.5	$0.3	$1.0
CAPEX	(0.5)	(0.3)	(0.4)	(1.4)	(0.3)
Cash and Cash Equivalents	3.5	2.4	1.9	0.5	0.5
Long-Term Debt	6.9	6.6	5.9	6.2	6.2
Debt Due within one year	1.2	0.2	0.8	0.8	0.7

Average Dayrate ($000)	314	268	245	248	291
Operating Rigs – End of Year	26	28	30	31	32

(1)	Gives effect to the transaction with Borr Drilling Limited completed in May 2017. Does not give effect to the repurchases of debt by Transocean during the second quarter of 2017.
(2)	EBITDA is defined as earnings before interest, taxes, depreciation and amortization.

Downside Case Projections

Transocean senior management prepared the below prospective financial information, which we refer to collectively as the “Downside Case Projections,” for the fiscal years ending December 31, 2017 through December 31, 2021 and made them available to Songa Offshore on June 28, 2017 as part of its due diligence process. The Downside Case Projections were considered by (i) ABG Sundal Collier for the purpose of assessing the consideration to be paid to the shareholders of Songa Offshore and (ii) Pareto for the purpose of assisting the Songa Board.

Management’s Downside Case Projections reflect that the offshore drilling market experiences a slower recovery relative to that represented in the Base Case Projections.  Additional material assumptions for the Downside Case Projections included the following: (i) average per rig revenue efficiency of approximately 95% for operating rigs; (ii) dayrate recovery commences in 2020; (iii) reactivation of four fewer rigs; (iv) approximately 40% reduction in SPS costs; (v) approximately 33% reduction in costs of reactivation of cold stacked rigs and other shipyard expenses; and (vi) average daily direct rig operating costs of approximately $115,000.

	Management Projections(1)
(in billions USD)	2017 Estimated	2018 Estimated	2019 Estimated	2020 Estimated	2021 Estimated
EBITDA(2)	$1.5	$1.2	$0.8	$0.4	$0.8
CAPEX	(0.5)	(0.2)	(0.3)	(1.2)	(0.2)
Cash and Cash Equivalents	3.5	2.9	2.7	0.6	0.5
Long-Term Debt	6.9	6.6	5.9	5.1	5.1
Debt Due within one year	1.2	0.2	0.8	0.8	0.7

Average Dayrate ($000)(3)	325	287	249	228	250
Operating Rigs – End of Year	25	25	26	27	28

(1) Gives effect to the transaction with Borr Drilling Limited completed in May 2017.  Does not give effect to the repurchases of debt by Transocean during the second quarter of 2017. Separately, a somewhat higher EBITDA in the Downside Case Projections versus the Base Case Projections primarily reflects management’s assumption that four fewer rigs are reactivated during the forecast period and the expense associated with these reactivations is not incurred.

(2) EBITDA is defined as earnings before interest, taxes, depreciation and amortization.

(3) Average dayrates comprise a combination of (i) higher legacy dayrates for rigs on long-term contracts that were fixed prior to the downturn in the offshore drilling market;  (ii) much lower rates on contracts secured during the downturn; and (iii) forecasted dayrates that reflect management’s assumptions regarding the timing, pace and magnitude of the market recovery. Regarding management’s assumptions on the market recovery, relative to the Base Case Projections, average dayrates in the Downside Case Projections reflect the assumption that increases in bidding and contracting activity are delayed until 2020, resulting in less dilution of higher legacy dayrates in 2018 and 2019 by the lower dayrates that typically characterize the early stages of a market recovery.

Upside Case Projections

Transocean senior management prepared the below prospective financial information, which we refer to collectively as the “Upside Case Projections,” for the fiscal years ending December 31, 2017 through December 31, 2021 and made them available to Songa Offshore on June 28, 2017 as part of its due diligence process. The Upside Case Projections were considered by (i) ABG Sundal Collier for the purpose of assessing the consideration to be paid to the shareholders of Songa Offshore and (ii) Pareto for the purpose of assisting the Songa Board.

Management’s Upside Case Projections reflect that the offshore drilling market recovers in a moderately accelerated manner relative to that represented in the Base Case Projections.  Additional material assumptions for the Upside Case Projections included the following: (i) average per rig revenue efficiency of approximately 95% for operating rigs; (ii) approximately 33% reduction in SPS costs; (iii) approximately 25% reduction in costs of reactivation of cold stacked rigs and other shipyard expenses; and (iv) average daily direct rig operating costs of approximately $130,000.

	Management Projections(1)
(in billions USD)	2017 Estimated	2018 Estimated	2019 Estimated	2020 Estimated	2021 Estimated
EBITDA(2)	$1.5	$1.1	$1.1	$1.1	$1.9
CAPEX	(0.5)	(0.2)	(0.3)	(1.3)	(0.2)
Cash and Cash Equivalents	3.5	2.6	2.7	1.1	1.3
Long-Term Debt	6.9	6.6	5.9	5.1	4.4
Debt Due within one year	1.2	0.2	0.8	0.8	0.7

Average Dayrate ($000)	323	293	288	318	371
Operating Rigs – End of Year	26	28	30	31	32

(1)	Gives effect to the transaction with Borr Drilling Limited completed in May 2017. Does not give effect to the repurchases of debt by Transocean during the second quarter of 2017.
(2)	EBITDA is defined as earnings before interest, taxes, depreciation and amortization.

Summary of Clarksons’ Analyses

Pursuant to an Engagement Letter, dated April 7, 2017, Clarksons served as financial advisor to Transocean in connection with the proposed Combination. Transocean selected Clarksons to serve as its financial advisor based upon Clarkson’s qualifications, expertise and reputation as a strategic and financial advisor to companies in the offshore drilling industry and because of its familiarity with the business and affairs of Songa Offshore. Clarksons is not a legal, tax, or regulatory advisor. Clarksons acted as an advisor only and relied upon, without independent verification, the assessment of Transocean and Songa Offshore and their legal, tax or regulatory advisors with respect to legal, tax, or regulatory matters. Clarksons did not perform any tax assessment in connection with the Combination.

At the request of Mr. Mark Mey, Executive Vice President and Chief Financial Officer of Transocean, and Mr. Thad Vayda, Vice President of Corporate Finance and Treasurer of Transocean, Clarksons prepared and presented to certain members of Transocean management certain analyses of Songa Offshore, including its fleet of offshore rigs (consisting of four mid-water Cat-D rigs operating under long term contracts (the “Cat-D Rigs”) and three uncontracted mid-water rigs not generating positive cash flow (the “Legacy Rigs”), all of which are located in the North Sea), for consideration by Transocean management in connection with its analysis and valuation of Songa Offshore for purposes of the proposed Combination. These analyses were prepared and periodically updated by Clarksons to reflect market changes and other current information through June 16, 2017, when representatives of Clarksons presented its final analysis of Songa Offshore to certain members of Transocean management.

Transocean did not request, and Clarksons did not render, any opinion as to the fairness to Transocean of the consideration to be paid in the proposed Combination or with respect to any other matter relating to the proposed Combination. Transocean did not request, and Clarksons did not present to Transocean, any valuation or financial analyses of Transocean. Clarkson’s financial advisor services and analysis of Songa Offshore were provided for the information of Transocean management in connection with its consideration of the Combination. Clarkson’s advice and analyses did not constitute a recommendation as to whether Transocean should enter into, or whether the Transocean Board should approve, the proposed Combination and did not address the relative merits of the Combination as compared to any other alternative business transaction potentially available to Transocean. Clarkson’s advice and analyses does not constitute a recommendation, and Clarksons makes no recommendation, as to whether any Songa Offshore shareholder should accept the Offer nor how any Transocean shareholder should vote with respect to the proposed Combination or any other matter.

In connection with providing its analyses of Songa Offshore, Clarksons, among other things:

•	reviewed certain publicly available financial statements and other publicly available business and financial information of Songa Offshore;
•

discussed the past and current operations and financial condition and the prospects of Songa Offshore with members of the managements of Transocean and with Songa Offshore and its financial advisor Pareto;

•	reviewed the reported prices and trading activity for the Songa Offshore shares traded on Oslo Børs under the ticker code SONG;
•	compared the financial performance of Songa Offshore with that of certain other publicly-traded companies comparable with Songa Offshore;
•	participated in certain discussions and negotiations among representatives of Transocean and Songa Offshore, Songa Offshore's financial advisor Pareto and the parties' respective legal advisors; and
•	performed such other analyses, reviewed such other information and considered such other factors as Clarksons deemed appropriate.

Clarksons assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to it by Transocean, Songa Offshore and Songa Offshore’s financial advisor Pareto, and formed a substantial basis for its analysis. For purposes of its analysis of Songa Offshore, Clarksons, at the direction of Transocean management, utilized estimates with respect to the Cat-D Rigs based upon Songa Offshore’s contractual day rates for such rigs and assumptions as to utilization, operating expenses, SG&A expenses, capital expenditures and tax rates approved by Transocean management (such estimates, the “Cat-D Rigs Estimates”). Clarksons was advised by Transocean management and assumed, with Transocean’s consent, that the Cat-D Rigs Estimates and the assumptions upon which they were based were a reasonable basis upon which to evaluate the financial prospects of the Cat-D Rigs. Clarksons’ analyses were necessarily based upon financial, economic, market and other conditions as in effect on, and the information made available to it as of, the date of such analysis. Events occurring after such date may affect Clarkson’s analyses and the assumptions used in preparing them, and Clarksons did not assume any obligation to update, revise or reaffirm its analyses.

Summary of the Analyses

The following is a summary of the material financial analyses performed by Clarksons in connection with its analysis of Songa Offshore presented to the management of Transocean on June 16, 2017. The following summary is not a complete description of the financial analyses performed and factors considered by Clarksons in connection with its analysis, nor does the order of analyses described represent the relative importance or weight given to those analyses.  Transocean did not request, and Clarksons did not render, a fairness opinion.  As such, the analyses performed by Clarksons and summarized below are not necessarily the same as the analyses that would have been performed by Clarksons in connection with the rendering of a fairness opinion.   Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before June 16, 2017. The analyses described below must be considered as a whole. Assessing any portion of such analyses and of the factors reviewed, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying Clarksons’ analysis. Furthermore, mathematical analysis (such as determining the average or median) is not in itself a meaningful method of using the data referred to below.

For purposes of each of Clarksons’ analyses described below, Clarksons estimated, based on its professional judgment and experience, that the aggregate value of the three Legacy Rigs, was USD 75 million (or USD 25 million per rig).

In connection with its analyses, Clarksons noted that the ranges of implied values derived under each of its analyses did not reflect any synergies anticipated to be achieved in relation to the proposed Combination.

Clarksons performed three distinct analyses: a multiple analysis; a discounted cash flow analysis; and an implied rig value analysis.

Multiple Analysis

Clarksons performed an enterprise value/EBITDA multiple analysis to derive a range of implied values per share of Songa Offshore as of March 31, 2017, based upon estimated 2017 earnings before interest, taxes, depreciation and amortization (“EBITDA”) for the Cat-D Rigs (calculated as estimated revenue based on Songa Offshore’s current contractual day rates (assuming 95% utilization) less estimated operating expenses reflecting USD 137,500 per day per rig and estimated SG&A expenses reflecting USD 24,500 per day per rig), as reflected in the Cat-D Rigs Estimates and Clarkson’s estimate of an aggregate value of USD 75 million for the three Legacy Rigs. A multiple analysis is used to estimate the value of a company based upon the ratio of enterprise value (“EV”) to EBITDA (EV/EBITDA) trading multiples of comparable companies.

Clarksons calculated a range of implied enterprise values for Songa Offshore of USD 2,725 million to USD 3,133 million by applying EV/EBITDA multiples ranging from 6.5x to 7.5x to estimated 2017 EBITDA for the Cat-D Rigs as reflected in the Cat-D Rigs Estimates and adding to the result Clarkson’s estimated USD 75 million aggregate value for the Legacy Rigs. The 6.5x to 7.5x multiple range was selected by Clarksons based on its professional judgment and experience and its general observation of the EV/EBITDA multiples of comparable companies in the offshore drilling industry (rather than analysis of the EV/EBITDA multiples of specific companies)  and taking into account characteristics of Songa Offshore, including the competitiveness of the active Songa fleet (specifically, the average age of the four Cat-D Rigs was approximately one year as of March 31, 2017).

Clarksons then deducted from the implied enterprise value range it calculated for Songa Offshore, Songa Offshore’s gross interest bearing debt (calculated assuming the conversion in full of Songa Offshore’s outstanding convertible bonds) and added Songa Offshore’s cash and cash equivalents, in each case as of March 31, 2017, to derive a range of implied equity values for Songa Offshore of USD 761 million to USD 1,169 million. Clarksons divided this range of implied equity values by the number of fully-diluted outstanding shares of Songa Offshore (calculated assuming the conversion in full of Songa Offshore’s outstanding convertible bonds and the exercise in full of Songa Offshore’s outstanding warrants) to derive a range of implied per share equity values for Songa Offshore of USD 4.0 to USD 6.1, or approximately NOK 33.8 to NOK 51.9 based on an exchange rate of approximately 8.5 NOK per USD.

Discounted Cash Flow Analysis

Clarksons derived a range of implied equity values per share of Songa Offshore as of March 31, 2017 based on a discounted cash flow analysis. A discounted cash flow analysis is designed to provide an implied value of a company by calculating the present value of the estimated future cash flows and an assumed terminal value of a subject company.

Clarksons performed a discounted cash flow analysis of Songa Offshore based on unlevered free cash flows estimated to be generated by the four Cat-D Rigs from April 1, 2017 through the end of 2023 as reflected in the Cat-D Rigs Estimates and taking into account its estimate of an aggregate value of USD 75 million for the Legacy Rigs, as described below.

Using discount rates ranging from 8.0% to 10.0% based on Clarkson’s estimate of Songa Offshore’s weighted average cost of capital, Clarksons discounted to represent value as of March 31, 2017, (i) the unlevered free cash flows estimated to be generated by the four Cat-D Rigs from the beginning of the second quarter of 2017 through the end of 2023 (calculated as estimated annual revenue based on Songa Offshore’s current contractual day rates (assuming 95% utilization), less estimated annual operating expenses reflecting estimated operating expenses of USD 137,500 per day per rig, less estimated annual SG&A expenses of USD 36 million in 2017, USD 33 million in 2018 and USD 30 million thereafter, less estimated annual maintenance capital expenditures reflecting estimated expenditures of USD 1.856 million per year per rig and less estimated expenditures for each rig of USD 15 million in the fifth year after delivery for a special periodic survey of the rig and applying an annual tax rate of 7.0% of estimated pre-tax profits, adjusted for estimated changes in working capital) as reflected in the Cat-D Rigs Estimates and (ii) an estimated terminal value for the four Cat-D Rigs as of December 31, 2023, derived by applying enterprise value/EBITDA multiples ranging from of 6.0x to 7.0x to the estimated 2024 EBITDA for the four Cat-D Rigs as reflected in the Cat-D Rigs Estimates. The 6.0x to 7.0x multiple range was selected by Clarksons based on its professional judgment and experience based upon peer trading levels observed in the offshore drilling industry and taking into account that the average age of the four Cat-D Rigs was expected to be approximately 8 years at or around December 31, 2023. Clarksons then added to the result its estimated USD 75 million aggregate value for the Legacy Rigs to derive a range of implied enterprise values for Songa Offshore, as of March 31, 2017, of USD 3,169 million to USD 3,445 million.

Clarksons then deducted from this implied enterprise value range Songa Offshore’s gross interest bearing debt (calculated assuming the conversion in full of Songa Offshore’s outstanding convertible bonds) and added Songa Offshore’s cash and cash equivalents, in each case as of March 31, 2017, to derive a range of implied equity values for Songa Offshore, as of March 31, 2017, of USD 983 million to USD 1,259 million. Clarksons divided this range of implied equity values by the number of fully-diluted outstanding shares of Songa Offshore (calculated assuming the conversion in full of Songa Offshore’s outstanding convertible bonds and the exercise in full of Songa Offshore’s outstanding warrants) to derive a range of implied per share equity values for Songa Offshore, as of March 31, 2017, of USD 5.1 to USD 6.6, or approximately NOK 43.7 to NOK 55.9, based on an exchange rate of approximately 8.5 NOK per USD.

Implied Rig Value Analysis

Clarksons derived a range of implied equity values per share of Songa Offshore as of March 31, 2017 based on an implied rig value analysis. An implied rig value analysis is designed to estimate the implied value per rig based on the trading level of comparable companies within the offshore drilling industry. For purposes of this analysis, Clarksons reviewed and compared certain financial information for Songa Offshore to the implied value per floater equivalent rig on a charter-free basis for the following selected publicly traded companies in the offshore drilling industry which own floater equivalent rigs, similar to the Cat-D Rigs:

Atwood Oceanics, Inc.

Diamond Offshore Drilling, Inc.

Ensco Plc

Noble Corporation, Plc.

Ocean Rig UDW Inc.

Pacific Drilling S.A.

Rowan Companies Plc

Seadrill Limited

Transocean

Although none of the selected companies are directly comparable to Songa Offshore (and, in particular, certain of the companies, including Ocean Rig, Pacific Drilling and Seadrill, had significant leverage), the included companies were chosen because they are publicly traded companies with operations that, for purposes of analysis, have certain features, including operations, that are sufficiently comparable to certain characteristics of Songa Offshore.

Based on publicly available information, Clarksons calculated the fully invested enterprise value for each of the selected companies, defined as the sum of its market capitalization plus its net interest-bearing debt as of March 31, 2017 plus any unfunded capital expenditures (recourse only) related to newbuild rigs as of March 31, 2017. In order to calculate a range of implied values per rig, Clarksons performed the following calculations with respect to each selected company:

1.

Estimated the number of rigs owned by the selected company as of March 31, 2017. The various rigs owned by each company were categorized into separate groups in order to estimate and determine the number of floater equivalent units, comparable to the rigs in Songa Offshore’s fleet. The categorization was determined based upon Clarksons’ professional judgment.

2.

Estimated the net present value of its remaining firm contract backlog as of March 31, 2017. This was done by calculating its estimated EBITDA less any maintenance capital expenditures during the contracted period, discounted by 10%.

3.	Estimated its net interest bearing debt as of March 31, 2017 and deducted an estimated value of its remaining firm contract backlog (as per the methodology described in (2) above).
4.

Estimated its unfunded capital expenditures (recourse only) related to newbuild rigs, less any net present value of the remaining firm contract backlog related to these newbuild rigs, as of March 31, 2017.

5.	Calculated its equity market capitalization, based on its share price and number of fully diluted shares outstanding.
6.	Divided for each selected company the sum of (3), (4) and (5) by the number of rig equivalent units for such company respectively.

Based on the foregoing, Clarksons applied a range of USD 200 million to USD 300 million implied value per rig on a charter-free basis to each Cat-D Rig. Clarksons then added the estimated value of Songa Offshore’s remaining value of firm contract backlog for each of the Cat-D Rigs as of March 31, 2017 (calculated by subtracting estimated maintenance capital expenditures from estimated EBITDA per rig as reflected in the Cat-D Rigs Estimates, and discounting the result at a rate of 10%) to derive an estimated range of implied values for each such rig of USD 682 million to USD 782 million. Clarksons than derived a range of implied enterprise values for Songa Offshore of USD 2,803 million to USD 3,203 million by adding the range of implied values it derived for the four Cat-D Rigs and its estimated USD 75 million aggregate value for the Legacy Rigs.

Clarksons then deducted from this implied EV range Songa Offshore’s gross interest bearing debt (calculated assuming the conversion in full of Songa Offshore’s outstanding convertible bonds) and added Songa Offshore’s cash and cash equivalents, in each case as of March 31, 2017, to derive a range of implied equity values for Songa Offshore as of March 31, 2017, of USD 617 million to USD 1,017 million. Clarksons divided this range of implied equity values by the number of fully-diluted outstanding shares of Songa Offshore (calculated assuming the conversion in full of Songa Offshore’s outstanding convertible bonds and the exercise in full of Songa Offshore’s outstanding warrants) to derive a range of implied per share equity values for Songa Offshore, as of March 31, 2017, of USD 3.2 to USD 5.3, or approximately NOK 27.4 to NOK 45.2, based on an exchange rate of approximately 8.5 NOK per USD.

Final Summary of the Analyses

Based on a simple average of the ranges of the implied per share equity values under the three analyses described above, Clarksons estimated a range of average implied per share values for Songa Offshore, as of March 31, 2017, of USD 4.1 to USD 6.0 per share, or approximately NOK 35.0 to NOK 51.0 based on an exchange rate of approximately 8.5 NOK per USD.

March 28, 2017 Preliminary Presentation by Clarksons

In addition to its June 16, 2017 presentation to certain members of Transocean management, Clarksons also delivered a preliminary presentation containing preliminary valuation analyses of Songa Offshore to certain members of Transocean management on March 28, 2017. The March 28, 2017 preliminary valuation analyses were based on information and data that was available as of March 28, 2017. Accordingly, the March 28, 2017 preliminary valuation analyses differs slightly from the June 16, 2017 valuation analyses.

The March 28, 2017 preliminary presentation was for discussion purposes only and did not present any findings or make any recommendations or constitute an opinion of Clarksons with respect to the fairness of the merger consideration or otherwise.

The preliminary presentation delivered by Clarksons to certain members of Transocean management on March 28, 2017 contained substantially similar analyses as described above under “—Summary of Clarksons’ Analyses,” but utilized estimates with respect to the Cat-D Rigs based on assumptions reflecting information available on March 28, 2017, and approved by Transocean management (the “Preliminary Cat-D Rigs Estimates”) and derived implied valuations per share of Songa Offshore as of December 31, 2016. In contrast, the valuation analyses reflected in the June 16, 2017 presentation utilized estimates with respect to the Cat-D Rigs based on assumptions reflecting information available on June 16, 2017 and derived implied valuations per share of Songa Offshore as of March 31, 2017. The June 16, 2017 analyses superseded the analyses reflected in the March 28, 2017 preliminary presentation materials.

The March 28, 2017 preliminary presentation materials contained a preliminary enterprise value/EBITDA multiple analysis using the same methodology and key assumptions as described under “—Summary of Clarksons’ Analyses”, except that it used the Preliminary Cat-D Rigs Estimates reflecting estimated operating expenses reflecting USD 145,000 per day per rig (rather than the USD 137,500 per day per rig reflected in the June 16, 2017 presentation). The March 28, 2017 preliminary enterprise value/EBITDA multiple analysis resulted in a range of implied equity values for Songa Offshore as of December 31, 2016, of USD 677 million to USD 1,073 million, and implied per share equity values for Songa Offshore as of December 31, 2016 of USD 3.5 to USD 5.6, or approximately NOK 30.0 to NOK 47.7 based on an exchange rate of 8.48 NOK per USD.

The March 28, 2017 preliminary presentation materials contained a preliminary discounted cash flow analysis using the same methodology and key assumptions as described under “—Summary of Clarksons’ Analyses”, except that it used the Preliminary Cat-D Rigs Estimates reflecting estimated operating expenses of USD 145,000 per day per rig (rather than the USD 137,500 per day per rig reflected in the June 16, 2017 presentation), estimated annual SG&A expenses of USD 36 million for all periods (rather than USD 36 million in 2017, USD 33 million in 2018 and USD 30 million thereafter as reflected in the June 16, 2017 presentation), estimated annual maintenance capital expenditures reflecting estimated expenditures of approximately USD 3 million per year per rig and estimated expenditures for each rig of USD 20 million in the fifth year after delivery (rather than estimated expenditures of USD 1.856 million per year per rig and estimated expenditures for each rig of USD 15 million in the fifth year after delivery as reflected in the June 16, 2017 presentation), and derived an estimated terminal value for the four Cat-D Rigs as of December 31, 2023 by applying enterprise value/EBITDA multiples ranging from of 6.5x to 7.5x (rather than 6.0x to 7.0x as reflected in the June 16, 2017 presentation).  The preliminary discounted cash flow analysis resulted in a range of implied equity values for Songa Offshore as of December 31, 2016 of USD 944 million to USD 1,239 million, and implied per share equity values for Songa Offshore as of December 31, 2016 of USD 4.9 to USD 6.5, or approximately NOK 41.9 to NOK 55.0, based on an exchange rate of 8.48 NOK per USD.

The March 28, 2017 preliminary presentation materials contained a preliminary implied rig value analysis using the same methodology and key assumptions as described under “—Summary of Clarksons’ Analyses” but such analysis was as of December 31, 2016, except that it used a range of USD 225 million to USD 325 million implied value per rig on a charter-free basis (rather than USD 200 million to USD 300 million as reflected in the June 16, 2017 presentation). The preliminary rig value analysis resulted in a range of implied equity values for Songa Offshore as of December 31, 2016 of USD 577 million to USD 977 million, and implied per share equity values for Songa Offshore as of December 31, 2016 of USD 3.0 to USD 5.1, or approximately NOK 25.6 to NOK 43.4, based on exchange rate of approximately 8.48 NOK per USD.

General

Clarksons was not retained to, and did not, render any opinion as to the fairness to Transocean of the consideration to be paid in the proposed Combination or with respect to any other matter relating to the proposed Combination.  In this context, however, in connection with its analysis of Songa Offshore, Clarksons performed a variety of financial and comparative analyses. Clarksons believes that selecting any portion of its analyses, without considering all analyses as a whole, would create an incomplete view of the analyses undertaken by Clarksons as part of its work for Transocean.

In addition, Clarksons may have given various analyses and factors more or less weight than other analyses and factors, and may have deemed various assumptions more or less probable than other assumptions. As a result, the ranges of implied valuations resulting from any particular analysis described above should not be taken to be Clarkson’s view of the actual value of Songa Offshore. In performing its analyses, Clarksons made numerous assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Transocean or Songa Offshore. These include, among other things, the impact of competition on Songa Offshore’s business and the offshore drilling industry generally, industry growth, and the absence of any adverse material change in the financial condition and prospects of Songa Offshore, or the industry, or in the financial markets in general. Any estimates contained in Clarksons analyses are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by such estimates.

Clarksons conducted the analyses described above solely as part of its analysis of Songa Offshore it presented to certain members of Transocean management. These analyses do not purport to be appraisals or to reflect the prices at which the Songa Offshore shares might actually trade.

The Consideration was determined through arm’s-length negotiations between Transocean and Songa Offshore and was approved by the Transocean Board. Clarksons provided advice to Transocean during these negotiations. Clarksons did not, however, recommend any specific consideration to Transocean, nor that any specific consideration constituted the only appropriate consideration for the Combination.

Clarksons’ analysis of Songa Offshore was one of many factors taken into consideration by Transocean in deciding to approve the Transaction Agreement and the transactions contemplated thereby. Consequently, the analyses as described above should not be viewed as determinative of the opinion of the Transocean Board with respect to the consideration to be paid pursuant to the Transaction Agreement or of whether the Transocean Board would have been willing to agree to a different consideration.

Under the terms of its engagement letter, Clarksons provided Transocean with financial advisory services, and Transocean has agreed to pay Clarksons a fee of USD 5.5 million, which is payable upon and is contingent upon the consummation of the Combination. Transocean has also agreed to reimburse Clarksons for its expenses incurred in performing its services. In addition, Transocean has agreed to indemnify Clarksons and its affiliates, their respective officers, directors, employees and agents and each person, if any, controlling Clarksons or any of its affiliates against certain liabilities and expenses, including certain liabilities under the federal securities laws, relating to or arising out of Clarksons’ engagement.

Clarksons in the past has provided, and in the future may provide, financial advisory services to Songa Offshore and its affiliates, and has received or in the future may receive compensation for the rendering of these services. From August 1, 2015 through August 1, 2017, Clarksons derived aggregate revenues from Songa Offshore and its affiliates of approximately USD 500,000 for financial advisory services.

Summary of Pareto’s Illustrative Calculations

In order to assist the Songa Board in evaluating the Management Projections, Pareto prepared two hypothetical and illustrative sensitivity steady state scenarios for the financial performance of Transocean on a pro forma stand-alone basis (the “Pareto Sensitivity Scenarios”). For both scenarios, Pareto utilized the Management Projections and assumed (i) that all rigs work at the same rates for the full year, and (ii) USD 5.1 billion of long-term debt based on the 2020 Downside Case Projections.

Pareto’s first scenario assumed a fragile market recovery, under which the day rate for Transocean’s 6G rigs would be USD 300,000 and the day rate for Transocean’s legacy and dual-activity rigs would be USD 200,000.  Pareto’s first scenario also assumed an active fleet of 28 rigs (21 6G units and 7 legacy and high-end 5G rigs).  Pareto’s first scenario also assumed operating expenses of USD 130,000 and SPS costs of USD 5,000,000 per year for 6G rigs and USD 10,000,000 for other rigs.

Pareto’s second scenario assumed a more robust market recovery, under which the day rate for Transocean’s 6G rigs would be USD 400,000 and the day rate for Transocean’s legacy and dual-activity rigs would be USD 300,000.  Pareto’s second scenario also assumed an active fleet of 32 rigs (21 6G units and 11 legacy and high-end 5G rigs).  Pareto’s second scenario also assumed operating expenses of USD 150,000 and SPS costs of USD 10,000,000 per year for 6G rigs and USD 10,000,000 for other rigs.

Other than the assumption of $5.1 billion of long-term debt, the foregoing assumptions made by Pareto were determined by Pareto based on publicly available information and Transocean did not provide Pareto any specific information for purposes of Pareto making its determination for these underlying assumptions.

The following table illustrates the additional hypothetical and illustrative sensitivity scenarios prepared by Pareto:

	Pareto Sensitivity Scenarios
	Scenario 1 (Fragile Recovery)	Scenario 2 (More Robust Recovery)
EBITDA(1) (in millions USD)	$986	$1,805
Enterprise Value (2) (in millions USD)	$9,200	$9,600
EV/EBITDA	9.3	5.3

(1)	EBITDA is defined as earnings before interest, taxes, depreciation and amortization.
(2)	Enterprise Value in Scenario 2 adjusted for reactivation of 4 rigs of USD 100m per rig.

In addition, in order to assist the Songa Board in evaluating the Management Projections, Pareto calculated hypothetical and illustrative gross leverage ratios, calculated as the ratio of gross debt to EBITDA, and net leverage ratios, calculated as the ratio of net debt to EBITDA, for Transocean for the years 2017 through 2021, both on a stand-alone basis and pro forma for the Combination (collectively, the “Pareto Leverage Ratio Calculations” and together with the Pareto Sensitivity Scenarios, the “Pareto Illustrative Calculations”).  For the Pareto Leverage Ratio Calculations, Pareto utilized the Downside Case projections, adjusted to give effect to the repurchases of debt by Transocean during the second quarter of 2017.  For the gross leverage ratios, Pareto also assumed modestly higher gross debt amounts for the years 2020 and 2021 based on Transocean’s historical cash position.  For the net leverage ratios, Pareto used the same assumptions as for the gross leverage ratios, and then subtracted cash and cash equivalents from gross debt. All information regarding Songa Offshore used by Pareto in calculating the gross leverage ratios and net leverage ratios on a pro forma basis for the Combination was based on publicly available information.

The following table illustrates the hypothetical and illustrative leverage ratios calculated by Pareto:

	Pareto Leverage Ratio Calculations
	2017	2018	2019	2020	2021
Gross Leverage Ratio
Stand-alone	4.8	5.3	8.0	17.9	8.3
Pro forma for the Combination	4.9	5.1	6.6	10.6	6.5
Net Leverage Ratio
Stand-alone	3.0	3.2	4.8	13.0	6.7
Pro forma for the Combination	3.4	3.4	4.4	7.9	5.1

Pareto was not retained to, and did not, render any opinion as to the fairness to the holders of Songa Shares of the consideration to be paid in the proposed Combination or with respect to any other matter relating to the proposed Combination.  Pareto acted as an advisor only and relied upon, without independent verification, the assessment of Transocean and Songa Offshore and their legal, tax or regulatory advisors with respect to legal, tax, or regulatory matters.  Pareto did not perform any tax assessment in connection with the Combination.  Pareto’s financial advisor services were provided for the information of Songa Offshore in connection with its consideration of the Combination. Pareto’s advice did not constitute a recommendation as to whether Songa Offshore should enter into, or whether the Songa Board should approve, the proposed Combination and did not address the relative merits of the Combination as compared to any other alternative business transaction potentially available to Songa Offshore.  Pareto’s advice does not constitute a recommendation, and Pareto makes no recommendation, as to whether any Songa Offshore shareholder should accept the Offer nor how any Transocean shareholder should vote with respect to the proposed Combination or any other matter.

The Pareto Illustrative Calculations are not included in this Prospectus in order to influence any Transocean shareholder to make any decision regarding the proposals relating to the issuance of Shares pursuant to the transactions contemplated by the Transaction Agreement or for any other purpose, any Songa Offshore shareholder to make any decision with respect to whether to tender its shares of Songa Offshore in the Offer or for any other purpose, and readers of this Prospectus are cautioned not to place undue, if any, reliance on the Pareto Illustrative Calculations included herein.  The Pareto Illustrative Calculations are included in this Prospectus only to provide Transocean and Songa Offshore shareholders with access to certain prospective financial information concerning Transocean that was made available to the Songa Board as described herein.

The Pareto Illustrative Calculations were not prepared with a view toward public disclosure, with respect to certain information, or compliance with GAAP, the published guidelines of the SEC regarding projections and the use of non-GAAP financial measures, or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information.  No independent accountants have compiled, examined or performed any procedures with respect to the Pareto Illustrative Calculations, or expressed any opinion or any other form of assurance with respect to such information or its achievability.

The Pareto Illustrative Calculations reflect numerous estimates and assumptions made by the Transocean management team (with respect to the Management Projections) and by Pareto, including estimates and assumptions with respect to future industry performance, general business, economic, regulatory, litigation, market and financial conditions, and matters specific to Transocean’s business, all of which are difficult to predict and many of which are beyond Transocean’s control. The Pareto Illustrative Calculations reflect the subjective judgment of the Transocean management team (with respect to the Management Projections) and of Pareto in many respects and thus are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments.  As such, the Pareto Illustrative Calculations constitute forward-looking information and are subject to risks and uncertainties that could cause actual results to differ materially from the results forecasted in such prospective information, including, Transocean’s performance, industry performance, general business and economic conditions, customer requirements, competition, adverse changes in applicable laws, regulations or rules, and the various risks set forth in the reports filed by Transocean with the SEC. There can be no assurance that the prospective results will be realized or that actual results will not be significantly higher or lower than forecast. The Pareto Illustrative Calculations cover multiple years and such information by its nature becomes less reliable with each successive year. In addition, the Pareto Illustrative Calculations will be affected by Transocean’s ability to achieve strategic goals, objectives and targets over the applicable periods. The Pareto Illustrative Calculations also reflect assumptions of the Transocean management team (with respect to the Management Projections) and Pareto as to certain business decisions that are subject to change. Such prospective financial information cannot, therefore, be considered a guaranty of future operating results, and this information should not be relied on as such.

The Pareto Illustrative Calculations do not take into account any conditions, circumstances or events occurring after the date they were prepared, including the transactions contemplated by the Transaction Agreement.  Pareto does not intend to update or otherwise revise the Pareto Illustrative Calculations to reflect circumstances existing after the date they were prepared or to reflect the occurrence of future events (including any failure of the transactions contemplated by the Transaction Agreement to occur), even in the event that any or all of the assumptions underlying the Pareto Illustrative Calculations are no longer appropriate.

The inclusion of the Pareto Illustrative Calculations should not be regarded as an admission, representation or indication that any of the Transocean Board, Transocean management, Songa Board, Songa Offshore management, Pareto, or any other person then considered, or now considers, it to be material or a reliable prediction of future results, and this information should not be relied upon as such. In fact, the Transocean Board, Transocean management, the Songa Board and Songa Offshore management view the Pareto Illustrative Calculations as non-material because of the inherent risks and uncertainties associated with such long range forecasts. No representations were made in the Transaction Agreement concerning prospective financial information, including the Pareto Illustrative Calculations.

The Pareto Illustrative Calculations should be evaluated, if at all, in conjunction with the historical financial statements and other information regarding Transocean contained in its public filings with the SEC. In light of the foregoing factors and the uncertainties inherent in the Pareto Illustrative Calculations, shareholders are cautioned not to place undue, if any, reliance on the Pareto Illustrative Calculations.

Songa Offshore selected Pareto as an advisor based on Pareto’s reputation and its experience and familiarity with Songa Offshore and its business. Songa Offshore has agreed to pay Pareto a fee of 0.5% of the gross equity value of Songa Offshore up to USD 1.25 billion, and 1.0% of the gross equity value exceeding USD 1.25 billion in the transaction  calculated on 100% basis for its services in connection with the Combination, which is contingent on closing of the Combination. As of the date of the announcement of the Combination, the fee payable to Pareto was estimated at approximately USD 5.7 million.  Songa Offshore also has agreed to reimburse Pareto for its expenses arising in connection with Pareto’s engagement and to indemnify Pareto against certain liabilities that may arise, out of Pareto’s engagement.

In the ordinary course of Pareto’s business, Pareto may actively trade Songa Offshore and Transocean shares and other securities of Songa Offshore and Transocean for Pareto’s own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

Pareto and its affiliates have in the past provided, and in the future may provide, investment banking and other financial services to Songa Offshore not related to the Combination. During the two-year period prior to the date of the announcement of the Combination, Pareto has had no engagements with Songa Offshore.

Pareto and its affiliates have in the past provided, and in the future may provide, investment banking and other financial services to Transocean not related to the Combination. During the two-year period prior to the date of the announcement of the Combination, Pareto has assisted Transocean in a US Private Placement bond issue. During the two-year period prior to the date of the announcement of the Combination, Pareto derived aggregate revenues from Transocean of approximately USD 3.69 million for investment banking and financial advisory services.

Material Interests of Songa Offshore’s Board and Management in the Combination

The members of the Songa Board and Songa Offshore’s executive officers  may have interests in the Combination that may be different, or in addition to, the interests of the Songa Offshore shareholders generally. These interests may create potential conflicts of interests. The Songa Board and Songa Offshore’s executive officers were aware that such potential interests might exist. However, the decisions of the Songa Board to approve the Transaction Agreement and the transactions and covenants contemplated by the Transaction Agreement, including the Offer, were solely guided by the best interests of Songa Offshore, its shareholders, employees and other stakeholders. As of August 14, 2017, members of the Songa Board and the Songa Offshore executive officers and their affiliates, excluding Perestroika, owned 361,160 Songa Shares in the aggregate, representing 0.3 percent of the issued Songa Shares. In addition, Mr. Frederik W. Mohn, the Chairman of the Songa Board, is the sole owner of Perestroika, Songa Offshore’s largest shareholder. As of October 31, 2017, Perestroika held 59,489,590 Songa Shares and SONG07 convertible bonds convertible into 27,556,518 Songa Shares.

The material interests of certain members of the Songa Board and the Songa Offshore executive officers are summarized in more detail below:

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As of October 31, 2017, certain Songa Offshore executive officers collectively hold 236,505 shares of restricted stock units issued under the Songa Offshore Long-Term Incentive Plan, as reflected in the table below. All amounts stated are before tax at the applicable rate for each holder. In connection with the Combination, we currently expect that prior to the expiration of the Offer, the vesting of these restricted stock units will accelerate, and the restricted stock will be exchanged for Consideration Shares and Exchangeable Bonds and/or cash in the Offer.

Songa Offshore shareholder	No. of unvested restricted share units in Songa Offshore	No. of Consideration Shares to be received	Principal Amount of Exchangeable Bonds to be received (USD)
Bjørnar Iversen	95,975	34,286	287,662
Jan Rune Steinsland	70,265	25,101	210,602
Mark Bessell	70.265	25,101	210,602

•

The senior management of Songa Offshore consists of Bjørnar Iversen (Chief Executive Officer), Jan Rune Steinsland (Chief Financial Officer) and Mark Bessell (Chief Operating Officer). Each member of the senior management of Songa Offshore has an agreement for 18 months of severance pay.

•	As a condition to the Offer, Transocean will nominate the Perestroika Designee for election as a member of the Transocean Board at the Extraordinary General Meeting.
•

Perestroika also holds approximately NOK 330 million principal amount of SONG04 bonds issued by Songa Offshore and a USD 50 million loan to Songa Offshore that will be purchased by Transocean in connection with the completion and settlement of the Offer.

•

Songa Offshore executive officers are expected to continue their employment with the combined company under the terms of their current employment agreements following the closing of the Combination through December 31, 2017.

None of the members of the Transocean Board or Transocean’s executive officers owns any Songa Shares or other securities exchangeable or convertible into Songa Shares.

The Transaction Agreement

The following is a summary of the material provisions of the Transaction Agreement but does not purport to be complete and may not contain all of the information about the Combination that may be important to you. The following summary is qualified in its entirety by reference to the complete text of the Transaction Agreement, a copy of which is included in this Prospectus as Annex A and incorporated in this Prospectus by this reference. You are encouraged to read the Transaction Agreement carefully and in its entirety, as it is the legal document governing the Combination.

The Transaction Agreement and the summary of terms included in this Prospectus have been included to provide you with information regarding the terms of the Combination and are not intended to provide any other factual information about Transocean or Songa Offshore. Such information can be found elsewhere in this Prospectus, including, for information relating to Transocean, in the section titled “Where You Can Find More Information” and in the public filings Transocean makes with the SEC and the information made publicly available by Songa Offshore, which are available without charge at www.sec.gov and www.oslobors.no/ob_eng/, respectively.

No Solicitation of Transactions

Under the terms of the Offer, subject to certain exceptions described below, Songa Offshore has agreed that it will and will cause each of its employees, directors, advisers and representatives not to, directly or indirectly, seek, solicit or initiate the making of any proposal or offer that constitutes a Competing Offer. For these purposes, a “Competing Offer” means any offer, proposal, inquiry or indication of interest (other than an offer, proposal, inquiry or indication of interest by Transocean under the Transaction Agreement) contemplating or otherwise relating to any Acquisition Transaction. An “Acquisition Transaction” means: any transaction or series of transactions involving (a) any merger, consolidation, share exchange, business combination, issuance of securities, acquisition of securities, tender offer, exchange offer or other similar transaction (i) in which Songa Offshore or any of its affiliates is a constituent corporation, (ii) in which a person or “group” (as defined in the Exchange Act, as amended, and the rules promulgated thereunder) of persons directly or indirectly acquires beneficial or record ownership of securities representing more than 15% of the outstanding securities of any class of voting securities of Songa Offshore or any of its subsidiaries, or (iii) in which Songa Offshore or any of its affiliates issues or sells securities representing more than 15% of the outstanding securities of any class of voting securities of Songa Offshore or any of its affiliates as of the date of the Transaction Agreement; or (b) any sale (other than in the ordinary course of business), lease (other than in the ordinary course of business), exchange, transfer (other than in the ordinary course of business), license (other than nonexclusive licenses in the ordinary course of business), acquisition or disposition of any business or businesses or assets that constitute or account for 15% or more of the consolidated net revenues, net income or assets of Songa Offshore, or any of its businesses or subsidiaries.

If Songa Offshore is approached by an unsolicited bona fide third-party in relation to a possible Competing Offer, Songa Offshore may enter into discussions with such party and shall have the right to provide it with information necessary for such third-party to carry out a due diligence of Songa Offshore if the Songa Board determines in good faith that such discussions, if successful, may lead to a Superior Proposal, as defined below.

Under the Transaction Agreement, Songa Offshore is obligated to inform Transocean of the receipt of any Competing Offer. Such notice to Transocean must include the proposing party, the proposed price and other significant terms, conditions and contingencies, as well as any other information reasonably needed by Transocean to evaluate the proposal.

Notwithstanding the foregoing, Songa Offshore will not have to disclose the identity of such proposing party unless and until the Songa Board has determined that such Competing Offer is a Superior Proposal. For purposes of the Transaction Agreement, a “Superior Proposal” is a Competing Offer for all or a significant part of the Songa Shares, on a fully diluted basis, or assets of Songa Offshore not solicited, sought or initiated by Songa Offshore or its employees, directors, advisors and representatives, directly or indirectly, on terms that the Songa Board determines, in good faith, after consultation with its financial advisers and external legal counsel, would be more favorable from a financial point of view to Songa Offshore’s shareholders than the terms contemplated by the Offer (or an amended offer (an “Amended Offer”), as the case may be).

In addition, Songa Offshore is obligated to inform Transocean of any significant developments if Songa Offshore enters into discussion with any proposing party, and Songa Offshore must provide Transocean with any non-public information furnished to the proposing party, which was not already disclosed to Transocean.

Competing Offers – Right to Amend

If a Competing Offer is made to the Songa Board and the Songa Board determines that the Competing Offer is a Superior Proposal, Songa Offshore shall without undue delay inform Transocean in writing of this, detailing the main terms of such Competing Offer. During a period of 72 hours (provided that such period shall include at least 2 (two) U.S. business days) from the time of such notice (or, if shorter, until Transocean notifies Songa Offshore that it does not intend to make an Amended Offer) and subject to any applicable law, Songa Offshore, Transocean and TINC shall not make any public statement or express any public opinion relating to the Competing Offer (to avoid doubt, this would not preclude Songa Offshore from releasing a holding statement to comply with its fiduciary obligations).

If Transocean notifies the Songa Board in writing within the 72 hours provided in the paragraph above that it will amend the Offer, the Songa Board shall carry out an assessment of whether the Competing Offer is a Superior Proposal as compared to the Amended Offer.

If Transocean presents an Amended Offer and the Songa Board determines that the Competing Offer is no longer a Superior Proposal, then the Songa Board shall maintain its recommendation of the Offer (as amended). In such circumstances, if the Competing Offer has been publicly announced, the Songa Board shall publicly announce that it is maintaining its recommendation of the Offer (as amended).

If the Songa Board determines, without breach of the Transaction Agreement, that the Competing Offer is a Superior Proposal to the Amended Offer or the Offer (if an Amended Offer is not made within the deadline), the Songa Board shall be free to (a) recommend the Competing Offer and to withdraw the Songa Board Recommendation, as defined below, due to such Superior Proposal and/or (b) terminate the Transaction Agreement in order to pursue or enter into an acquisition or similar agreement with respect to such Superior Proposal; provided, however, that Songa Offshore shall not terminate the Transaction Agreement unless Songa Offshore has complied with its obligations under the applicable sections of the Transaction Agreement.

Change of Recommendation

The Transaction Agreement requires the Songa Board to unanimously recommend the Offer to Songa Offshore shareholders (the “Songa Board Recommendation”). In general, the Songa Board may not withdraw or modify such recommendation unless (a) a Competing Offer is made and the Songa Board determines that such Competing Offer is a Superior Proposal to the Offer or the Amended Offer, as the case may be, or (b) the Transaction Agreement is terminated by Songa Offshore in accordance with the terms of the Transaction Agreement.

Conduct of Songa Offshore During the Pendency of the Combination

Except as provided in the Transaction Agreement, Songa Offshore has agreed that, without the prior written consent of Transocean, such consent not to be unreasonably withheld, delayed or conditioned, from the date of the Transaction Agreement until the completion of the Offer or earlier termination of the Transaction Agreement, it and each of its direct and indirect subsidiaries will conduct its business in the ordinary course and in accordance with applicable laws, regulations and decisions of competent governmental and regulatory authorities, and seek to preserve its present business organization, lines of business, material relationships with customers, suppliers and other third parties, and will not:

•	adopt or propose any changes to its articles of association (other than the amendments allowed for by the Transaction Agreement);
•

declare any dividend or other distribution to Songa Offshore shareholders in their capacity as such or the issuance, sale, purchase or redemption of any financial instruments of Songa Offshore or its direct or indirect subsidiaries other than as set out in the Transaction Agreement or (for actions other than dividends or distributions) pursuant to obligations under written agreements in place as of the date of announcement of the Transaction Agreement (the “Announcement Date”) that have been provided to Transocean prior to the entering into of the Transaction Agreement or as expressly permitted by the Transaction Agreement;

•

pay, or agree to pay, any success fees or bonuses in connection with the Offer or other transactions contemplated in the Transaction Agreement other than (a) to Songa Offshore’s financial advisers, Pareto Securities AS, in accordance with the fee arrangements disclosed to Transocean prior to the entering into of the Transaction Agreement, (b) other success fees or bonuses to Songa Offshore directors and employees in connection with the Combination not exceeding a total maximum amount of USD 5,000,000 or (c) to Songa Offshore’s advisers in connection with any Competing Offer not in breach of Songa Offshore’s obligations under the Transaction Agreement as described in the section above “—No Solicitation of Transactions” (to avoid doubt, the restriction described in this paragraph does not extend to payment of non-success based fees, such as fee to the independent statement provider and legal fees);

•

other than for outstanding claims relating to OPUS, any claim related to the exit tax matter and any reported counterclaims towards DSME, forgive any claim(s) in excess of USD 5,000,000 in the aggregate;

•

merge, consolidate or enter into any restructuring, liquidation, dissolution or any business combination transaction, or making any corporate acquisition or material transaction, in each case other than with respect to (a) transactions involving only direct or indirect wholly owned subsidiaries of Songa Offshore and only after consulting with, and taking into account in good faith the view of, Transocean with regard to such transaction or (b) liquidation of dormant subsidiaries after consulting with, and taking into account in good faith the view of, Transocean with regard to such transaction;

•

other than in the ordinary course of business, acquire any assets (provided, that the restrictions in the immediately preceding paragraph shall still apply as applicable) or make or commit to any material capital expenditure;

•

sell, abandon or otherwise dispose of any assets, business or property or agreeing to the creation of any material lien or encumbrance over any asset, other than, (a) in the case of the sale, abandonment or disposition of any assets, business or property, (i) sales or retirement of obsolete assets, finished goods or inventory in the ordinary course of business or (ii) involving consideration or book value not in excess of USD 20,000,000 individually or USD 30,000,000 in the aggregate, and (b) in the case of liens or encumbrances, any factoring arrangements not to exceed USD 60,000,000 entered into on market terms or in respect of any arrangement in the ordinary course of business that is not otherwise restricted as described in this clause;

•	amend the terms of Songa Offshore’s warrants, convertible bonds, SONG04 and SONG05 bond loans or the Perestroika USD 50 million shareholder loan;
•	appoint any new member of its executive management;
•

change the general terms of employment of its non-management employees, other than (a) changes to employee benefits in the ordinary course of business that are applicable to similarly situated employees, or (b) monthly, quarterly, or annual, market-based, promotion-related or merit-based salary increases in the ordinary course of business;

•	change the terms of employment of its executive management in any way;
•

adopt or amend any employee benefit, bonus or profit sharing scheme (including any scheme having share purchase or share option provisions) other than timing adjustments or in the ordinary course of business;

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alter its authorized or issued share capital, granting any options or other rights to subscribe for any of its shares, or the purchase or sale of its shares or other securities issued by it, other than (a) issuances of shares as required by the exercise of warrants or options or the conversion of convertible bonds or other Songa Offshore securities (including under incentive programs), in each case, that are outstanding on the date of the Transaction Agreement and publicly disclosed or publicly available and made in accordance with the terms of such agreements underlying such warrants, options or convertible bonds, (b) issuances of shares at a price per share no less than the Consideration which, in the aggregate and together with any new loan agreement, debt securities or other indebtedness incurred permitted as described in the following paragraph, do not exceed USD 10,000,000 (“Permitted New Debt”) and (c) following consultation with Transocean, any issuance of shares at a price per share no less than the Consideration, that are necessary to raise funds to avoid a covenant default under Songa Offshore’s existing or future indebtedness;

•

enter into any loan agreement with any bank or other financial institution, issuing any debt securities or incurring any other indebtedness in any such case other than (a) in the ordinary course of business or (b) in an aggregate amount, together with the aggregate amount of any issuances of shares permitted as described above, not exceeding USD 10,000,000 and (c) following consultation with Transocean, any such indebtedness incurred in addition to that incurred pursuant to Permitted New Debt that is necessary to raise funds to avoid a covenant default under Songa Offshore’s existing or future indebtedness, so long as any such indebtedness incurred does not contain any provision requiring the payment of any premium or make whole amount or providing for the default or acceleration of such indebtedness as a result of any of the transactions contemplated by the Transaction Agreement;

•

repay, accelerate or otherwise amend the terms of its indebtedness other than (a) in the ordinary course of business after requesting and obtaining any necessary waiver(s) and (b) any waiver(s) of Songa Offshore’s covenants to maintain specific debt-to-EBITDA ratios under its existing indebtedness so long as such waiver(s) do not require the payment of any consent fees (other than fees of an ordinary and de minimis nature in accordance with past practice), amend the terms of the underlying agreements or contain any provision that would have an adverse consequence to Songa Offshore;

•	amend its existing insurance coverage other than in the ordinary course of business;
•	enter into or materially amend any material agreement, other than in the ordinary course of business, or enter into any contracts which are outside normal commercial terms;
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enter into any agreement regarding any other transactions with any of its shareholders owning more than 1% of the share capital of Songa Offshore or persons related to such shareholders, other than (a) in the ordinary course of business on normal commercial terms and (b) loans or other financing arrangements on normal commercial terms and as otherwise permitted under the Transaction Agreement (for avoidance of doubt, with Songa Offshore and/or its subsidiaries as debtor(s));

•

otherwise take any action which it knows would or might reasonably be expected to be prejudicial to the successful outcome of the Offer or which would or might reasonably be expected to have the effect of preventing any of the conditions to the Offer from being fulfilled or resulting in a delay to the expected timetable for the completion of the Offer;

•

settle, discharge or otherwise compromise any action, suit, litigation, arbitration, lawsuit, claim, proceeding, hearing, audit, investigation or other proceeding involving payment or receipt of payment in an amount in excess of USD 10,000,000;

•	take any action or permit any inaction which would cause any of its material registered intellectual property to become ineffective;
•

(a) make, amend, or rescind any tax election, (b) change in any material respect any tax accounting principle, (c) file any amended tax return, (d) settle any tax claim or assessment in excess of USD 5,000,000 (other than the exit tax matter) or surrender any right to claim a refund of taxes in an amount in excess of USD 5,000,000, (e) consent to any extension or waiver of the limitation period applicable to any tax claim or assessment, or (f) fail to pay any tax when it becomes due or take any other similar action relating to the filing of any tax return or the payment of tax, except in each case as required by law or instructed by appropriate authorities following a final determination by such authority that is not subject to Songa Offshore’s ability to appeal, contest or dispute and/or, in the case of clauses (a), (c) or (e), in the ordinary course of business; or

•	authorize, agree or enter into any binding commitment to do any act restricted in the foregoing.

Furthermore, from the date of the Transaction Agreement until the completion of the Offer or earlier termination of the Transaction Agreement, Songa Offshore and each of its direct and indirect subsidiaries will have agreed to:

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reasonably cooperate with Transocean and its officers, employees, legal counsel, financial advisers and other representatives, and afford them, upon reasonable request and notice, reasonable access (such access not to be unreasonably refused or delayed) to the properties, books, records and management, advisers and representatives of the Songa Group for the purposes of the Offer and any documents to be prepared in connection with the Offer, and furnish to them such material information in relation to the development of the operation, trading, disputes, tax affairs and strategy of the business of the Songa Group as they may from time to time reasonably request, in all such cases subject to any duty or obligation restricting the same;

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promptly notify Transocean if they become aware that any act, matter or thing that is inconsistent with their obligations during the pendency of the Combination has occurred or if they become aware of any matter that will cause any of the conditions to the Offer not to be capable of satisfaction;

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no later than at the Announcement Date, take all actions it deems reasonably necessary to ensure that Transocean is released from any disclosure or trading restrictions that may have been caused by the disclosure by Songa Offshore to Transocean of any information that constitutes inside information (as defined by Section 3‑2 of the Norwegian Securities Trading Act) in respect of Songa Offshore or financial instruments issued by Songa Offshore, including by, if and to the extent deemed necessary by Songa Offshore, disclosure of relevant information to the market. Songa Offshore will further publicly disclose any inside information made available to Transocean or its affiliates by or on behalf of Songa Offshore on a continuous basis until completion of the Offer;

•

to the extent not made public through stock exchange notices, promptly notify Transocean of any exercise notices received in relation to warrants or conversion of convertible bonds pursuant to Songa Convertible Bonds issue 16/22 (SONG07), including the total number of new shares to be issued as a result of such exercises or conversions, and ensure that such new shares are issued promptly and, if possible, prior to the expiration of the Offer Period.

Songa Offshore has undertaken to use its reasonable best efforts to comply with all consent, notification and reporting obligations due to regulatory requirements required to be complied with by Songa Offshore in connection with the transactions contemplated by the Transaction Agreement.

Songa Offshore has agreed to, and to cause its direct and indirect subsidiaries to give Transocean the opportunity to reasonably participate in the defense and settlement of the certain specified matters (the “Specified Actions”), including, without limitation, by providing Transocean with all pleadings, motions, memoranda (and other similar documents) and material correspondence, as well as decisions or other actions by the applicable courts or arbitrators in the Specified Actions, reasonable opportunity to review and comment in advance on all pleadings, motions and memoranda (and other similar documents) to be filed by Songa Offshore and/or its subsidiaries, and advance notice of any hearings or status conferences or arbitrations with the courts or arbitrators, as the case may be, in the Specified Actions. Songa Offshore has agreed that no settlement of any Specified Action will be agreed to without Transocean’s prior written consent (which consent will not be unreasonably withheld, conditioned or delayed).

Songa Offshore may from time to time, for the purposes of requesting cooperation, information or access as provided in the Transaction Agreement, as well as for the purpose of seeking any consent or other information or contact under or in connection with the Transaction Agreement and the transactions contemplated thereby (including also with respect to due diligence), appoint one or more points of contact for Transocean, with such specific points of contact subject to Transocean’s consent (not to be unreasonably withheld, conditioned or delayed). Transocean shall have the right to appoint similar contacts related to the foregoing subject to Songa Offshore’s consent (not to be unreasonably withheld, conditioned or delayed).

Conduct of Transocean During the Pendency of the Combination

Except as provided in the Transaction Agreement, Transocean has agreed that, without the prior written consent of Songa Offshore, such consent not to be unreasonably withheld, delayed or conditioned, from the date of the Transaction Agreement until the completion of the Offer or earlier termination of the Transaction Agreement, Transocean will conduct its and ensure that its direct and indirect subsidiaries each conducts its business in the ordinary course and in accordance with applicable laws, regulations and decisions of competent governmental and regulatory authorities, and seek to preserve its present business organization, lines of business, material relationships with customers, suppliers and other third parties, and will not:

•

declare any dividend or other distribution to Transocean shareholders in their capacity as such, other than such dividends or other distributions paid at levels approved by shareholders in the ordinary course of business or the issuance, sale, purchase or redemption of any financial instruments of Transocean, or (for actions other than dividends or distributions) pursuant to obligations under agreements and arrangements in place as of the Announcement Date;

•

pay, or agree to pay, any success fees or bonuses in connection with the Offer or other transactions contemplated herein other than (a) fees to Transocean’s financial advisers Clarksons Platou Securities AS in connection with the Offer in accordance with the fee arrangements disclosed to Songa Offshore prior to the entering into of the Transaction Agreement, or (b) other success fees to employees of Transocean or its subsidiaries in accordance with past practices;

•

sell, abandon or otherwise dispose of any assets, business or property, other than in the case of the sale, abandonment or disposition of any assets, business or property, (a) sales or retirement of obsolete assets, finished goods or inventory in the ordinary course of business or (b) involving consideration or value not in excess of USD 20,000,000 individually or USD 60,000,000 in the aggregate;

•	amend the terms of any convertible loans or warrants;
•

otherwise take any action which it knows would reasonably be expected to be prejudicial to the successful outcome of the Offer or which it knows would or might reasonably be expected to have the effect of preventing any of the conditions to the Offer from being fulfilled or resulting in a delay to the expected timetable for the completion of the Offer;

•	enter into any liquidation or dissolution transaction;
•

alter its issued share capital, grant any options or other rights to subscribe for any of its shares, or the purchase or sale of its shares or other securities issued by it, other than (a) issuances of shares as required by the exercise or conversion of warrants or options or the conversion of convertible bonds or any other Transocean securities, in each case, that are outstanding on the date of the Transaction Agreement and made in accordance with the terms of such agreements underlying such Transocean securities or granted in the ordinary course of business by Transocean, including in connection with granting of incentive awards pursuant to incentive or similar plans, (b) grants made in the ordinary course of business pursuant to incentive or similar plans, (c) any share buyback or similar program approved by the Transocean Board, (d) any issuances of shares pursuant to any merger, business combination transaction or corporate acquisition, so long as Transocean has complied with its obligations to consult with and consider the views of Songa Offshore as required by the Transaction Agreement (if applicable), or (e) without taking into account any shares issued pursuant to clause (a) through (d), and subject to Transocean informing the chairman of Songa Offshore (subject to applicable law) at least two U.S. business days prior to any resolution or public announcement of such intention, issuances of shares in an aggregate amount not to exceed USD 500,000,000 aggregate offering price; or

•	authorize, agree or enter into any binding commitment to do any act restricted in the foregoing.

Furthermore, from the date of the Transaction Agreement until the completion of the Offer or earlier termination of the Transaction Agreement, Transocean has agreed to:

•

promptly notify Songa Offshore if Transocean becomes aware that any act, matter or thing that is inconsistent with its obligations under this section has occurred or if it becomes aware of any matter that will cause any of the conditions to the Offer not to be capable of satisfaction;

•

no later than at the effective date of the registration statement on Form S‑4, take all actions it deems reasonably necessary to ensure that any trading restrictions that may have been caused by the disclosure by Transocean to Songa Offshore representatives of any information that constitutes material non-public information in respect of Transocean or financial instruments issued by it are released; and

•

except as specifically provided in this clause, prior to completion of the Offer, without Songa Offshore’s prior consent, Transocean (on behalf of itself and its subsidiaries) undertakes not to approach, initiate, solicit or maintain any contact or dialogue with DSME, Statoil, or any of Songa Offshore’s unions or employees’ representatives, or any of Songa Offshore’s bank lenders, in each case, relating to Songa Offshore’s business or the Combination (including, in the case of DSME, relating to Songa Offshore’s disputes with DSME). Notwithstanding the foregoing:

o	Transocean may make any contact and/or maintain any dialogue (whether through approach, initiation, solicitation or otherwise) that relates to Transocean’s business;
o

Transocean may approach, initiate, solicit or maintain contact or dialogue with DSME, Statoil or with Songa Offshore’s unions or employees’ representatives if Songa Offshore (a) is given reasonable prior written notice of such approach, initiation, solicitation or contact or dialogue,

(b) consents to such approach, initiation, solicitation or contact or dialogue (with such consent not to be unreasonably withheld, conditioned or delayed), and (c) is given an opportunity to participate in such discussions;

o

Transocean may approach, initiate, solicit or maintain contact or dialogue with Songa Offshore’s bank lenders solely relating to the Combination and the go-forward business of Songa Offshore resulting therefrom if (a) Songa Offshore is given reasonable prior written notice of such approach, initiation, solicitation or contact or dialogue, and (b) Songa Offshore is given an opportunity to participate in such discussions; and

o

in no event shall Transocean be deemed in breach of this clause for the occurrence of any de minimis discussions concerning the Combination which occur between any of the restricted parties named in the first paragraph of this clause and any employee of Transocean (other than any employee of Transocean with a title of Senior Vice President or higher).

In the event Songa Offshore chooses to participate in any discussions conducted pursuant to the provisions of the Transaction Agreement described in the immediately preceding paragraph, Songa Offshore shall not have any veto or decision-making right related to the content of such discussions as such discussions specifically relate to the go-forward business of Songa Offshore or financing arrangements for the go-forward business of Songa Offshore after the completion of the Offer.

Transocean undertakes to use its reasonable best efforts to comply with all consent, notification and reporting obligations due to regulatory requirements required to be complied with by Transocean in connection with the transactions contemplated by the Transaction Agreement. In addition, prior to completion of the Offer, Transocean will consult with, and take into account in good faith the views of, Songa Offshore prior to entering into any business combination or acquisition transaction where the total enterprise value of the target or the value of the assets being acquired in such transaction is greater than USD 500,000,000.

Regulatory Efforts

Transocean undertakes to use reasonable efforts to ensure that any required competition approvals or clearances are obtained as soon as reasonably possible, including by promptly as reasonably possible carrying out all filings and applications in all relevant jurisdictions, and complying with and responding to all requests for additional information made by competition authorities within a reasonable time and the deadlines specified by the relevant authorities. If and to the extent the granting of such competition approvals or clearances is being made conditional upon the acceptance by Transocean of any restrictions or conditions, Transocean shall not be obliged to accept any such restrictions or conditions, unless such conditions are clearly insignificant in the context of (a) Transocean’s existing business operations in Norway or (b) the expected benefits to Transocean of the Combination. Songa Offshore agrees to provide full and prompt assistance as Transocean reasonably requests in connection with seeking such competition approvals or clearances, provided that in no event shall Songa Offshore be obliged to accept any restrictions or conditions prior to completion of the Offer in connection with such assistance to Transocean.

Representations and Warranties

The Transaction Agreement contains customary representations and warranties of the parties. These include representations and warranties of Songa Offshore with respect to:

•	organization;
•	capital stock;
•	corporate authority relative to the Transaction Agreement;
•	due execution and delivery of the Transaction Agreement;
•	no Material Adverse Change, as defined in “Terms of the Offer—Conditions for Completion of the Offer”;
•	no proceedings;
•	no brokers;
•	governmental licenses;
•	required consents and approvals;
•	material contracts;
•	anti-corruption laws; and
•	no untrue statements or omissions of material fact in public filings.

The Transaction Agreement also contains customary representations and warranties of Transocean and TINC, including with respect to:

•	organization;
•	corporate authority relative to the Transaction Agreement;
•	due execution and delivery of the Transaction Agreement;
•	no Material Adverse Change;
•	no proceedings;
•	no brokers;
•	required consents and approvals;

•	material contracts; and
•	anti-corruption laws.

Termination of the Transaction Agreement

Termination by Mutual Agreement

The Transaction Agreement may be terminated by either party:

•

on written notice to the other party if the Offer has not become or been declared unconditional before 11:59 p.m. (CET) on the Long Stop Date, provided however, that (a) the right to so terminate the Transaction Agreement will not be available to any party whose material failure to fulfill any obligation under the Transaction Agreement principally caused, or resulted in, the failure of the completion of the Offer to occur by the Long Stop Date and (b) the Long Stop Date may be extended by Transocean one time for no more than a total of 25 U.S. business days to the extent that such extension is deemed necessary, in Transocean’s sole discretion, for the purpose of soliciting additional proxies from shareholders for the election at the Extraordinary General Meeting of the Perestroika Designee (subject to the requirement that prior to such extension has publicly confirmed the fulfilment of all other conditions for completion of the Offer (subject to limited exceptions); or

•	by mutual written consent.

Termination by Transocean

The Transaction Agreement may be terminated by Transocean:

•

on written notice to Songa Offshore if (a) the Songa Board modifies or withdraws its recommendation to Songa Offshore shareholders, (b) there has been a material breach of the Transaction Agreement by Songa Offshore if such breach, if capable of being cured, is not cured within five days of delivery of written notice of the breach by Transocean to Songa Offshore or the applicable Songa Offshore shareholder, (c) following the date of the Transaction Agreement, there has been a Material Adverse Change relating to Songa Offshore, (d) Transocean’s conditions for completing the Offer become incapable of satisfaction prior to the Long Stop Date and will not be waived by Transocean, (e) following the Announcement Date, the pre-acceptances cease to remain for any reason in full force and effect; provided that, if there are pre-acceptances in full force and effect which represent more than 63% of the total share capital of Songa Offshore on a fully diluted basis at the time Transocean would terminate the Agreement, then Transocean will not be permitted to so terminate the Transaction Agreement, (f) following the Announcement Date, upon a material breach of a pre-acceptance by a shareholder, if such breach, if capable of being cured, is not cured within five days of delivery of written notice of such breach by Transocean to the respective shareholder; provided that, in the case of this clause, if non-breaching shareholders party to the pre-acceptances represent more than 63% of the total share capital of Songa Offshore on a fully diluted basis at the time Transocean would terminate the Agreement, then Transocean shall not be permitted to so terminate the Agreement; or

•	if the Songa Board determines that a Competing Offer is a Superior Proposal.

Termination by Songa Offshore

The Transaction Agreement may be terminated by Songa Offshore:

•

on written notice to Transocean if (a) the Songa Board modifies or withdraws its recommendation to Songa Offshore shareholders due to a Superior Proposal, (b) there has been a material breach of the Transaction Agreement by Transocean and such breach is not cured (if capable of being cured) within five days of delivery of written notice of the breach by Songa Offshore to Transocean, (c) any of Transocean’s conditions for completing the Offer becomes incapable of satisfaction prior to the Long Stop Date and (where applicable) Transocean notified Songa Offshore in writing or publicly announced that the relevant condition will not be waived; (d) following the date hereof, there has been a Material Adverse Change with respect to Transocean; (e) following the Announcement Date, the pre-acceptances (including from Perestroika and Asia Research Capital Management) have not been received or cease to remain for any reason in full force and effect or (f) the failure of Transocean to obtain the Transocean shareholder approvals by the Long Stop Date; or

•

in order to accept a Superior Proposal and enter into a binding acquisition or similar agreement providing for a Superior Proposal immediately following or concurrently with such termination; provided that Songa Offshore shall not have the right to terminate the Transaction Agreement if (a) the completion of the Offer shall have occurred or (b) Songa Offshore shall have breached any of its obligations listed above under “—No Solicitation of Transactions” and “—Competing Offers—Right to Amend” in any material respects in connection with such Superior Proposal.

Specific Performance

The Transocean, TINC and Songa Offshore have agreed that if any of the provisions of the Transaction Agreement were not performed in accordance with their specific terms or were otherwise breached, irreparable damage would occur, no adequate remedy at law would exist and damages would be difficult to determine, and that the parties will be entitled to an injunction or injunctions to prevent breaches of the Transaction Agreement and to specific performance of the terms thereof, with the courts of Oslo, Norway, as agreed exclusive legal venue, without necessity of posting bond or other security (any requirements therefor being expressly waived).

Governing Law and Jurisdiction

Transocean and Songa Offshore have agreed that the Transaction Agreement will be governed by and construed in accordance with the law of Norway.

Amendments, Extensions and Waivers

The Transaction Agreement may be modified or amended only by written agreement of the parties. The Transaction Agreement was amended on September 15, 2017 to extend the deadline from September 17, 2017, to September 27, 2017, for Transocean to terminate the Transaction Agreement as a results of findings based on its confirmatory legal, financial, commercial and technical due diligence of Songa Offshore that Transocean concluded in its sole discretion were material to the business or the value of Songa Offshore.

DESCRIPTION OF THE SONGA OFFSHORE BUSINESS

The following is a summary of the Songa Group as of the date of this Prospectus prepared based on publicly available information. The summary is not complete and does not contain all the information that should be considered in connection with a decision of whether to accept the Offer or not. Further information on the Songa Group, including annual reports, interim reports, investor information and previously issued prospectuses, may be found on the Songa Group’s website: www.songaoffshore.com. Information contained in or otherwise accessible through this website is not a part of this document. The information in this Section has been prepared in accordance with publicly available information, including annual reports, interim reports, investor information and stock exchange notices published by Songa Offshore and the prospectus issued by Songa Offshore dated May 26, 2016.

Corporate Information

Songa Offshore SE is a European public company limited by shares organized under the laws of the Republic of Cyprus with the Cyprus Registrar of Companies with registration number SE 9. Its predecessor company, Songa Offshore ASA, was incorporated on April 18, 2005 as a Norwegian public limited liability company (Nw.: allmennaksjeselskap) and converted to an SE, by means of a merger between Songa Offshore ASA and Songa Offshore Cyprus Plc, on December 12, 2008. With effect from May 11, 2009, the survivor of the merger, renamed to Songa Offshore SE, transferred its registered office to Cyprus in accordance with Article 8 of the SE Regulation and section 7 of the SE Act. Songa Offshore’s registered office is at Porto Bello building, Office 201, No 1 Siafi Street, 3042, Limassol, Cyprus.

As of October 31, 2017, Songa Offshore had an authorized share capital of EUR 24,095,941.10 consisting of (i) 137,641,567 ordinary shares of nominal value EUR 0.10 each and (ii) 103,317,844 undesignated shares of nominal value EUR 0.10 each. The Songa Shares are registered in the VPS under ISIN CY0100962113 and are listed on the Oslo Stock Exchange under the ticker code “SONG.”

As of October 31, 2017, based on publicly available information, Songa Offshore has outstanding 53,403 warrants, each exercisable into one new share in the company. The strike price for the warrants is EUR 0.10. As of October 31, 2017, based on publicly available information, Songa Offshore has outstanding USD 108,729,271 of convertible bonds, convertible into 53,826,372 new shares in the company. According to Songa Offshore’s financial statements for the year ended December 31, 2016, the outstanding warrants can be exercised up to and including April 19, 2018 and the convertible loan matures on April 19, 2022. Any shares issued upon the exercise of Songa Offshore warrants or upon conversion of Songa Convertible Bonds during the Offer Period and prior to the compulsory acquisition can be included in the compulsory acquisition. Such a compulsory acquisition may be initiated within three months of the end of the Offer Period. See “Risk Factors—Risks Related to the Offer—Holders of Songa Offshore Warrants and Songa Offshore Convertible Bonds that do not participate in the Offer may suffer adverse consequences.”

Songa Offshore is the parent company of the Songa Group, whose principal business is to construct, own and operate drilling rigs to be used in the exploration and production of hydrocarbons. Songa Offshore is the owner of two drilling rigs and is also the sole shareholder of five companies whose purpose is to own Songa Offshore’s rigs and newbuilds with all the operational activity therein.

Legal Structure

All Songa Group companies are fully owned or controlled, and are direct or indirect subsidiaries under Songa Offshore.

Songa Offshore also holds 50% of Songa Opus Offshore Pte Ltd (the “Songa Opus JV”), a joint venture formed by Songa Offshore and Opus Offshore Ltd. (“Opus”). In February 2017, a court appointed joint provisional liquidators for Opus and its assets, and Songa Offshore requested a buy-out of its interest in the Songa Opus JV from Opus.

The tables below sets forth the companies and branches constituting the Songa Group, divided between the active companies and dormant companies:

Active Companies in the Songa Group:

Name	Registration	Function
Songa Offshore SE	Cyprus, SE 9	Group parent company. No operating activities.
Songa Offshore SE	Norway branch	Financing, investor relations, insurance
Songa Offshore SE	Bermuda branch	Rig owner of Songa Dee and Songa Trym
Songa Offshore Rig AS	Norway, 922 839 499	To operate the Songa Dee, the Songa Delta, and the Songa Trym on the Norwegian continental shelf
Songa Offshore Rig 2 AS	Norway, 913 222 334	To operate the Songa Equinox and Songa Endurance drilling rigs operating on the Troll Field on the Norwegian continental shelf
Songa Offshore Rig 3 AS	Norway, 913 292 073	To operate the Songa Encourage and Songa Enabler drilling rigs operating on the Norwegian continental shelf
Songa Offshore Management AS	Norway, 987 916 451	Provides management services to Norwegian operations
Songa Offshore Management Ltd	Cyprus, HE 243376	Provides management services to rig owning entities and to Songa Offshore SE
Songa Offshore Drilling Ltd	Cyprus, HE 219868	International operating company - currently inactive
Songa Offshore Pte. Ltd	Singapore, 200515138R	Provides agency services
Songa Offshore Endurance Ltd (formerly Songa Tor Ltd)	Cyprus, HE 285867	Rig owner

Name	Registration	Function
Songa Offshore Endurance Ltd (formerly Songa Tor Ltd)	Bermuda Branch	Rig owner of Songa Endurance
Songa Offshore Equinox Ltd (formerly Songa Odin Ltd)	Cyprus, HE 285933	Rig owner
Songa Offshore Equinox Ltd (formerly Songa Odin Ltd)	Bermuda Branch	Rig owner of Songa Equinox
Songa Offshore Enabler Ltd.	Cyprus, HE 300560	Rig Owner
Songa Offshore Enabler Ltd	Bermuda Branch	Rig owner of Songa Enabler
Songa Offshore Encourage Ltd	Cyprus, HE 300676	Rig owner
Songa Offshore Encourage Ltd	Bermuda Branch	Rig owner of Songa Encourage
Songa Offshore Services AS	Norway, 988 186 228	Provides crew services
Songa Offshore Delta Ltd	Cyprus, HE 235523	Rig owner
Songa Offshore Delta Ltd	Bermuda branch	Rig owner of Songa Delta
Songa Offshore Equipment Rental AS	Norway, 913978250	Provision of base warehouse services for the rigs in operation

Dormant Companies in the Songa Group:

Name	Registration	Function
Songa Saturn Chartering Pte. Ltd	Singapore	Dormant
Songa Saturn Chartering Pte. Ltd	Libya branch	Dormant
Songa Offshore Saturn Ltd	Cyprus	Dormant
Pegasus Invest Pte. Ltd	Singapore	Dormant
Songa Offshore Equipment Rental Ltd (ex Shenga Trading Company Ltd)	Cyprus	Dormant
Songa Offshore Malaysia Sdn. Bhd	Malaysia, 931576‑D	Dormant
Songa Offshore T&P UK Ltd	United Kingdom, SC 464398	Dormant and in progress to be dissolved
Songa Offshore T&P Cyprus Ltd	Cyprus, HE 328870	Dormant and in progress to be dissolved
Songa Offshore T&P Norway AS	Norway, 913 321 898	Dormant and in progress to be dissolved

The Business of the Songa Group

General

The object of the Songa Group is ownership, acquisition and operation of vessels, rigs and offshore installations, as well as other related business, and it may also acquire and own shares, securities and ownership interests in other companies. As of the date of this Prospectus, Songa Offshore owns and operates a fleet consisting of seven semisubmersible drilling rigs, of which four rigs are on long-term contracts with Statoil on the Norwegian Continental Shelf, and three rigs are stacked in Norway.

Overview of Rigs and Contracts

The Songa Group’s core asset base consists of seven semisubmersible drilling rigs. A summary of the technical details of each of these units are set out below.

Songa Dee

Rig type:	Semisubmersible drilling rig, winterized
Built:	1984, Mitsubishi Heavy Industries, Ltd.
Design:	Mitsubishi type MD‑602 enhanced
Upgraded:	2004 / 2012 / 2014
Next main survey:	4Q 2019. Songa Group has agreed with the Class Society a suspension of Class up to 24 months. The next special periodic survey can therefore potentially be pushed forward up to third quarter 2021.
Flags:	Marshall Islands
Class:	DNV Class A1 Column Stabilized Unit
Water depth:	1,800 ft
Drilling capacity:	30,000 ft
Accommodation:	116 + 2 sick berths
Operations:	Songa Offshore
Contract status:	The rig is stacked since September 2016 and is marketed for new employment.

Songa Delta

Rig type:	Semisubmersible drilling rig, winterized
Built:	1981, Rauma Repola Oy, Pori Finland
Design:	Modified Ocean Ranger design
Upgraded:	1996, 2011, extensive upgrade completed in 2012
Next main survey:	4Q 2016. The main survey is overdue and will be conducted when the rig is contracted for new employment.
Flags:	Norwegian
Class:	DNV + 1A1 Column Stabilized Unit
Water depth:	2,300 ft
Drilling capacity:	25,000 ft
Accommodation:	100
Operations:	Songa Offshore
Contract status:	The rig is stacked since November 2016 and is marketed for new employment.

Songa Trym

Rig type:	Semisubmersible drilling rig, winterized
Built:	1976, Verdal/Bergen
Design:	Modified Aker H-⅓
Upgraded:	1996, 2002, 2005, extensive upgrade completed in 2012 and 2013
Next main survey:	1Q 2018
Flags:	Norwegian
Class:	DNV Class A1 Column Stabilized Unit
Water depth:	1,312 ft
Drilling capacity:	25,000 ft
Accommodation:	100 + 2 sick berths
Operations:	Songa Offshore
Contract status:	The rig is stacked since November 2015 and is marketed for new employment.

Songa Equinox

Rig type:	Semisubmersible drilling rig, winterized harsh environment
Built:	2015, DSME Korea
Design:	GVA 4000 NCS
Upgraded:	-
Next main survey:	2Q 2020
Flags:	Norwegian
Class:	1A1 Column Stabilized Drilling unit, DP‑3
Water depth:	1,640 ft
Drilling capacity:	28,000 ft
Accommodation:	130
Operations:	Songa Offshore

Contract status:	The rig performs drilling services on the Troll field in Norway under its long-term drilling contract with Statoil. The day rate as of September 30, 2017 is USD 492,146.*

*Based on USD/NOK exchange rate of 7.9726 as per September 29, 2017

Songa Equinox is a winterized harsh environment semi-submersible drilling rig, built by DSME and delivered in June 2015. The rig is performing drilling services on the Troll field in Norway under its long-term drilling contract with Statoil. The day rate as of September 30, 2017 is USD 492,146. The day rate is subject to annual cost escalation, as well as certain adjustments as per the drilling contract. The Statoil eight-year drilling contract stipulates that the client is entitled to revise the duration of the drilling contract up to the amount of time that the rig has been delayed, relative to a pre-agreed delivery window. In this respect, Songa Offshore received in March 2016 notice that Statoil has exercised its contractual right to reduce the contract length on the Songa Equinox by 347 days. The Statoil drilling contract also included rights for Statoil to extend the drilling contract with up to 4x3 years at the contract rate.

Songa Endurance

Rig type:	Semisubmersible drilling rig, winterized harsh environment
Built:	2015, DSME Korea
Design:	GVA 4000 NCS
Upgraded:	-
Next main survey:	3Q 2020
Flags:	Norwegian
Class:	1A1 Column Stabilized Drilling unit, DP‑3
Water depth:	1,640 ft
Drilling capacity:	28,000 ft
Accommodation:	130
Operations:	Songa Offshore
Contract status:	The rig performs drilling services on the Troll field in Norway under its long-term drilling contract with Statoil. The day rate as of September 30, 2017 is USD 492,146.*

*  Based on USD/NOK exchange rate of 7.9726 as per September 29, 2017

Songa Endurance is a winterized harsh environment semi-submersible drilling rig, built by DSME and delivered in August 2015. The rig is performing drilling services on the Troll field in Norway under its long-term drilling contract with Statoil. The day rate as of September 30, 2017 is USD 492,146. The day rate is subject to annual cost escalation, as well as certain adjustments as per the drilling contract. The Statoil eight-year drilling contract stipulates that the client is entitled to revise the duration of the drilling contract up to the amount of time that the rig has been delayed, relative to a pre-agreed delivery window. In this respect, Songa Offshore received in March 2016 notice that Statoil has exercised its contractual right to reduce the contract length on the Songa Endurance by 184 days. The Statoil drilling contract also included rights for Statoil to extend the drilling contract with up to 4x3 years at the contract rate.

Songa Encourage

Rig type:	Semisubmersible drilling rig, winterized harsh environment
Built:	2015, DSME Korea
Design:	GVA 4000 NCS
Upgraded:	-
Next main survey:	3Q 2020
Flags:	Norwegian
Class:	1A1 Column Stabilized Drilling unit, DP‑3
Water depth:	1,640 ft
Drilling capacity:	28,000 ft
Accommodation:	130
Operations:	Songa Offshore
Contract status:	The rig performs drilling services in the Norwegian Sea in Norway under its long-term drilling contract with Statoil. The day rate as of September 30, 2017 is USD 451,450.*

* Based on USD/NOK exchange rate of 7.9726 as per September 29, 2017

Songa Encourage is a winterized harsh environment semi-submersible drilling rig, built by DSME and delivered in December 2015. The rig is performing drilling services in the mid-Norway area under its long-term drilling contract with Statoil. The day rate as of September 15, 2017 is USD 453,558. The day rate is subject to annual cost escalation, as well as certain adjustments as per the drilling contract. The Statoil eight-year drilling contract stipulates that the client is entitled to revise the duration of the drilling contract up to the amount of time that the rig has been delayed, relative to a pre-agreed delivery window. In this respect, Songa Offshore received in July 2016 notice that Statoil has exercised its contractual right to reduce the contract length on the Songa Encourage by 132 days. Statoil has the right to extend the contract with up to 4x3 years at the contract rate.

Songa Enabler

Rig type:	Semisubmersible drilling rig, winterized harsh environment
Built:	2016, DSME Korea
Design:	GVA 4000 NCS
Upgraded:	-
Next main survey:	1Q 2021
Flags:	Norwegian
Class:	1A1 Column Stabilized Drilling unit, DP‑3
Water depth:	1,640 ft
Drilling capacity:	28,000 ft
Accommodation:	130
Operations:	Songa Offshore

Contract status:	The rig performs drilling services in the Barents in Norway under its long-term drilling contract with Statoil. The day rate as of September 30, 2017 is USD 455,497.*

* Based on USD/NOK exchange rate of 7.9726 as per September 29, 2017

Songa Enabler is a winterized harsh environment semi-submersible drilling rig, built by DSME and delivered in March 2016. The rig is performing drilling services on the Snøhvit field in the Barents Sea under its long-term drilling contract with Statoil. The rig is winterized for around-the-year operations in the Barents Sea. The day rate as of September 30, 2017 is USD 455,497. The day rate is subject to annual cost escalation, as well as certain adjustments as per the drilling contract. The Statoil eight-year drilling contract stipulates that the client is entitled to revise the duration of the drilling contract up to the amount of time that the rig has been delayed, relative to a pre-agreed delivery window. In this respect, Songa Offshore received in October 2016 notice that Statoil has exercised its contractual right to reduce the contract length on the Songa Enabler by 118 days. Statoil has the right to extend the contract with up to 4x3 years at the contract rate.

Statoil has the option for cancellation or termination of the Cat D drilling contracts.

Each drilling contract stipulates that Statoil has the right to cancel the contract at any time by giving written notice to Songa Offshore in which case Songa Offshore will be paid (i) the unpaid portion of any monies for the work performed up to the cancellation date (ii) the operating rate multiplied by the number of days from the cancellation date until either the last anchor has been bolstered or the drilling unit is ready for departure and (iii) a cancellation fee corresponding to the net present value of 100% of the capital element of the operating rate multiplied by the remaining days of the current contract period with a maximum of eight years.

Statoil also has the opportunity to terminate the Cat D drilling contracts in cases of certain events of default (for example insolvency, substantial breach of contract, the drilling unit becoming a total loss) in which case no further compensation will be paid.

While the Cat D drilling rig design is a product of a cooperation between Statoil and the industry to develop the next generation rigs well suited to cover Statoil’s future drilling needs, the Cat Ds will also be able to work for all other clients in the midwater sector.

Offshore Drilling Contracts in General

Songa Offshore expects its future contracts for the provision of offshore drilling services to vary in their terms and conditions. Songa Offshore may obtain drilling contracts either through competitive bidding or through direct negotiations with oil companies. Drilling contracts generally provide for a fixed day rate that is payable regardless of whether the drilling results in a successful well. Drilling contracts usually provide for lower rates for days on which the rig is in transit or drilling operations are interrupted by adverse weather conditions or other conditions beyond Songa Offshore’s or the customer’s control. Likewise, Songa Offshore may receive lower day rates or no day rates at all, for periods during which drilling is restricted or interrupted as a result of equipment breakdowns. Under typical drilling contracts, interruptions in drilling operations that accumulates to more than one to two days per month result in a loss of day rate, and longer interruptions (typically lasting for more than 15 to 30 consecutive days, however Songa Offshore’s contracts for the Cat D rigs deviate significantly from this and have 220 consecutive days) may permit the oil company to cancel the drilling contract. Songa Offshore typically would continue to incur full operating costs during any interruptions in the operation of its rigs. Certain interruptions caused by technical breakdowns may be covered by Songa Offshore’s insurance.

Some day rate contracts provide for the payment of performance bonuses. Payments under day rate contracts are expected to account for the most substantial portion of Songa Offshore’s revenues. As a result, it is unlikely that Songa Offshore will realize revenues from its rigs for periods during which they are not under contract or are not in use due to repairs or maintenance. Under day rate contracts, Songa Offshore will be responsible for all operating expenses of its rigs, including wages, supplies, insurance, repair and maintenance costs and the fees payable under rig management contracts with third parties (if any).

The duration of day rate contracts generally encompasses either the drilling of a single well or group of wells or a stated calendar period (the latter being known as “term contracts”). Drilling contracts may usually be terminated by the customer if the rig is destroyed or lost, if the performance of the contractor does not meet the contractual obligations, or if drilling operations are suspended for a set period of time due to a breakdown of equipment or certain events beyond the control of the parties.

Drilling contracts normally contain provisions regarding early termination of the contract. Drilling contracts also normally contain provisions regarding shortening or termination of the drilling contract if the relevant drilling rig commences the contract later than agreed in the drilling contract.

Contract Overview

The table below shows the contract status for Songa Offshore’s drilling fleet as of September 30, 2017. The current contracts for Songa Dee, Songa Delta and Songa Trym expired in September and November 2016, and in November 2015, respectively, and the rigs are stacked close to Bergen, Norway. Songa Offshore is currently finding new employment for those three rigs. Operating costs have declined from a normal operating level to around USD 2,000 per day, which basically covers insurance and inspections.

A new contract for Songa Delta will require Songa Offshore to perform the five-year special periodic survey, which is estimated to amount approximately USD 50 million or higher. Songa Offshore is of the opinion that such investment will only be made if this can be repaid from revenue generated from any potential new contract.

Songa Board of Directors, Management and Employees

Songa Board of Directors

The Songa Board consists of six members: Frederik W. Mohn (Chairman), Michael Mannering, Arnaud Bobillier, Johan Kristian Mikkelsen, Christina Ioannidou and Ronald Blakely.

Senior Management

The senior management of Songa Offshore consists of Bjørnar Iversen (Chief Executive Officer), Jan Rune Steinsland (Chief Financial Officer) and Mark Bessell (Chief Operating Officer). The CEO, CFO and COO of Songa Offshore have an agreement for 18 months of severance pay. Except for this, Songa Offshore’s senior management does not have other benefits upon termination of employment.

Employees

The Songa Group has approximately 908 employees worldwide.

Share Capital

As of October 31, 2017, Songa Offshore’s authorized share capital is EUR 24,095,941.10 divided into (i) 137,641,567 ordinary shares of nominal value EUR 0.10 each and (ii) 103,317,844 undesignated shares of nominal value EUR 0.10 each.

As of October 31, 2017, Songa Offshore’s issued share capital is EUR 13,764,156.70 consisting of 137,641,567 ordinary shares of nominal value EUR 0.10. All the Songa Shares are authorized, issued and fully paid up.

Auditor

Songa Offshore’s auditor is PricewaterhouseCoopers Limited. PricewaterhouseCoopers Limited has its registered offices at Themistokli Dervi, 3 Julia House, 1066, Nicosia, Cyprus. PricewaterhouseCoopers Limited is a member of the Institute of Certified Public Accountants of Cyprus.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF SONGA OFFSHORE

The financial information and related discussion and analysis contained in this section are presented in United States dollars. The following discussion and analysis should be read in conjunction with “Risk Factors” and the consolidated financial statements and accompanying notes which appear elsewhere in this Prospectus, which include additional information about the Songa Group’s accounting policies, practices and the transactions underlying its financial results. The consolidated financial statements of the Songa Group as of and for the years ended December 31, 2016, 2015 and 2014 and as of September 30, 2017 and for the nine-month period ended September 30, 2017 and 2016 have been prepared in accordance with IFRS as issued by the IASB. The audited consolidated financial statements of the Songa Group as of and for the year ended December 31, 2016 include a restatement to reflect a deferred tax asset write off of USD 19.8 million and a recognition of a deferred tax liability of USD 11.3 million for the period. Moreover, the Songa Group has recognized a deferred tax payable of USD 9.8 million for the same period.  For more information relating to the restatement, see note 3 to the Songa Consolidated Financial Statements included in this Prospectus. The consolidated financial statements of the Songa Group as of December 31, 2015 and for each of the two years in the period ended December 31, 2015 and as of September 30, 2017 and for the nine-month periods ended September 30, 2017 and 2016 are unaudited.

The preparation of the Songa Group’s consolidated financial statements in conformity with IFRS requires the Songa Group to make estimates and assumptions that affect the reported amounts in its consolidated financial statements and the accompanying notes including various claims and contingencies related to lawsuits, taxes, environmental and other matters arising during the normal course of business. The Songa Group applied its best judgment, knowledge of existing facts and circumstances and actions that it may undertake in the future in determining the estimates that affect its consolidated financial statements. Songa Offshore evaluates its estimates on an ongoing basis using its historical experience, as well as other factors the Songa Group believes appropriate under the circumstances, such as current economic conditions, and adjusts or revises its estimates as circumstances change. As future events and their effects cannot be determined with precision, actual results may differ from these estimates. For a discussion of important factors that could cause the Songa Group’s actual results to differ materially from the results referred to in the forward-looking statements, see “—Cautionary Statement Regarding Forward Looking Statements.”

Overview

Business Overview and Industry Trends

The Songa Group is an offshore drilling contractor, registered and headquartered in Cyprus. Songa Offshore is listed on the Oslo Stock Exchange and has one individually significant shareholder, Perestroika (2016: 44.35% ownership interest). The principal business of the Songa Group is to own and operate drilling rigs to be used in exploration and production drilling. The rig operations are managed from the Songa Group’s offices in Stavanger, Bergen and Stjördal, Norway. During 2016 the Songa Group also had a presence in Bermuda, Korea, Oslo, Singapore and Aberdeen. During that year, the Korea, Oslo and Aberdeen offices were closed.

The Songa Group operates in the international oil-service industry within the offshore drilling sector, and owns a fleet of seven semi-submersible rigs; Songa Dee,  Songa Delta,  Songa Trym,  Songa Equinox,  Songa Endurance,  Songa Encourage and Songa Enabler, of which four are operating in the midwater sector on the Norwegian Continental Shelf and three are currently idle and marketed for new work.

The Songa Group is focused on operating in the midwater sector of the harsh environment North Atlantic Basin. This allows the Songa Group to focus on operational improvements and synergies of the rig fleet operating on the Norwegian Continental Shelf. With the four newbuild Cat D rigs working for Statoil the Songa Group is the largest operator of semi- submersible rigs on the Norwegian Continental Shelf.

The consolidated financial statements of the Songa Group as of and for the year ended December 31, 2016 have been audited under U.S. GAAS. The Songa Group’s annual consolidated financial statements, as of and for the years ended December 31, 2015 and 2014, included elsewhere in this Prospectus, are prepared in accordance with IFRS as issued by the IASB. The Songa Group’s unaudited interim condensed consolidated financial statements are prepared in accordance with IAS 34.

Corporate Objective and Business Strategy

The Songa Group’s objectives are ownership, acquisition and operation of vessels, rigs and offshore installations, as well as other related business, and it may also acquire and own shares, securities and ownership interests in other companies.

The Songa Group has defined its vision as follows: “The Songa Group’s vision is to be the preferred International Midwater Drilling Contractor with a strong presence in the harsh environment of the North Atlantic basin.”

The Songa Group intends to accomplish this vision by:

•	Providing safe and cost efficient operations which exceeds its customers’ expectations;
•	Following its customers worldwide;
•	Being recognized for having competent and passionate employees combined with robust systems and procedures;
•	Working with its customers to effectively utilize value added technologies; and

•	Offering high-quality engineering and rental services.

Key Events

On February 1, 2016, Songa Offshore announced a rightsizing process of the onshore organization. As part of this process, the overall number of onshore employees and contractors will be reduced circa to 200 employees and contractors, reflecting the market conditions and the transition into an operating organization. The corresponding annual reduction in onshore expenses was anticipated to be USD 30 million.

On March 15, 2016, Songa Offshore announced a comprehensive refinancing. The refinancing consisted of a new USD 125 million subordinated convertible bond loan, which included the USD 91.5 million bridge bond loan issued on March 17, 2016, conversion of Songa Offshore’s USD 150 million subordinated convertible bond loan to equity, significant coupon reductions and maturity extensions of Songa Offshore’s unsecured debt, where coupon reductions where partly compensated by equity, as well as amendments of financial covenants related to Songa Offshore’s secured and unsecured debt and a subsequent equity offering of up to USD 25 million. Please see further details in “—Financial Condition, Liquidity and Capital Resources.”

On March 31, 2016, Songa Offshore took delivery of Songa Enabler, the last of four newbuild Cat D rigs, from DSME. As a result Songa Offshore has drawn down the rig related financing. The rig commenced drilling operations on July 29, 2016.

On June 23, 2016, Songa Offshore announced the completion of the subsequent equity offering with gross proceeds of USD 25 million. In October 2016, Songa Offshore entered into new cross currency swaps to hedge the amended NOK 750 million and the NOK 1,400 million senior unsecured bond loans.

On December 12, 2016, Songa Offshore performed a 100:1 reverse share split in order to ensure compliance with section 2.4 of the Oslo Stock Exchange continuing obligations and to secure adequate pricing of the share above NOK 1.00.

On December 16, 2016, the Songa Group strengthened the projected 2018 liquidity significantly, by amending the NOK 1,400 million senior unsecured bond loan and the Perestroika USD 50 million shareholder loan by deferring certain installments of NOK 466.5 million and USD 16.7 million by twelve and eighteen months respectively, to May 2019 and December 2019.

On August 15, 2017, the Songa Group announced that it had entered into an agreement to combine with Transocean through a recommended voluntary tender offer.

On July 21, 2017, the Songa Group was successful in the DSME arbitrations. Songa Offshore had submitted its defense to the claims asserted by DSME in arbitrations related to the Songa Equinox, the first Cat D rig, and the Songa Endurance, the second Cat D rig, (jointly referred to as the “Rigs”), in which DSME asserted aggregate claims of USD 329 million, along with a request for repayment of liquidated damages in a total amount of USD 43.8 million, totaling to USD 372.8 million. The claims asserted related to alleged cost overruns and additional work in relation to the Rigs due to what DSME alleges were inherent errors and omissions in the design documents (as often referred to as the FEED package). A question as to the legal interpretation of the rig building contracts was put to the arbitral tribunal constituted in respect of the arbitrations on a preliminary basis. That question was to ascertain which party had responsibility for the FEED package and what the consequences of that would be. A two day arbitration hearing took place before the arbitral tribunal on May 2 and 3, 2017 in London and the tribunal’s interim final award has been published on July 18, 2017. The tribunal ruled in favor of Songa Offshore.

Songa Offshore considers that the tribunal’s interim final award is determinative of DSME’s claims in respect of the Rigs (and in respect of any similar claims that DSME might assert in respect of Songa Encourage, the third Cat D rig, and Songa Enabler, the fourth Cat D rig) with an outcome that no payment will be due by Songa Offshore to DSME. On September 21, 2017, Songa Offshore announced that it had been served with DSME’s application to the English court where DSME is seeking permission to appeal the arbitration award. Songa Offshore considers that DSME’s application was made out of time and has issued a strike out application to the English court.

Songa Offshore will seek to recover its legal costs of the arbitration process. Songa Offshore is also evaluating how to pursue its counterclaims against DSME in respect of Songa Equinox and Songa Endurance for the aggregate amount of USD 65.8 million, as well as the counterclaims in respect to Songa Encourage and Songa Enabler that potentially will be approximately in the same amount.

Performance and Other Key Indicators

Contract Backlog

Contract backlog is defined as the maximum contractual operating day rate multiplied by the number of days remaining in the firm contract period, excluding revenues for mobilization, demobilization and contract preparation or other incentive provisions, which are not expected to be significant to Songa Offshore’s contract drilling revenues. Average contractual day rate relative to Songa Offshore’s contract backlog is defined as the maximum contractual operating day rate to be earned per operating day in the measurement period. An operating day is defined as a day for which a rig is contracted to earn a day rate during the firm contract period after commencement of operations.

The contract backlog represents the maximum contract drilling revenues that can be earned considering the contractual operating day rate in effect during the firm contract period and represents the basis for the maximum revenues in our revenue efficiency measurement.

Songa Equinox,  Songa Endurance,  Songa Encourage and Songa Enabler are operating on the Norwegian Continental Shelf (“NCS”) on long-term contracts with Statoil. Songa Equinox and Songa Endurance were delivered from the DSME yard in 2015 and were in operations on the Troll field on the NCS throughout 2016.

Songa Encourage was delivered from DSME on December 16, 2015 and arrived in Norway on March 16, 2016. The rig received the Acknowledgement of Compliance from the Norwegian authorities on April 7, 2016 and commenced drilling operations on April 11, 2016 under its long-term drilling contract with Statoil in the Norwegian Sea on the NCS.

Songa Enabler was delivered from DSME on 31 March 2016. The rig received the Acknowledgement of Compliance from the Norwegian authorities on 13 July 2016 and commenced drilling operations in the Barents Sea on July 29, 2016 under its long-term drilling contract with Statoil.

Songa Trym completed its contract with Statoil in 2015, while Songa Dee and Songa Delta completed their contracts with Statoil in September and November 2016 respectively. The three rigs are stacked close to Bergen, Norway, while marketed for new work.

The four operating rigs have as per December 31, 2016 an aggregate contract backlog of approximately USD 4.4 billion, with options corresponding to approximately USD 7.7 billion.

Operating and Earnings Efficiency

The operating efficiency ratio is defined as the total number of operating days divided by the total number of rig calendar days in the measurement period, expressed as a percentage.

The earnings efficiency ratio is defined as actual contract drilling revenues for the measurement period divided by the maximum revenue calculated for the measurement period, expressed as a percentage. Maximum revenue is defined as the greatest amount of contract drilling revenues the drilling unit could earn for the measurement period, excluding amounts related to incentive provisions.

Songa Dee was, during 2016, employed for well workovers and production drilling on the Gullfaks field. The rig completed its contract with Statoil on September 9, 2016. Prior to this period the rig achieved for 2016 an operating efficiency of 100% and an earnings efficiency of 98%. Songa Delta was during 2016 employed for production drilling in relation to Statoil’s fast-track field developments and exploration drilling. The rig ended its contract with Statoil on 10 November 2016. Prior to this period the rig achieved an operating efficiency of 100% and an earnings efficiency of 96%. Songa Trym was stacked throughout 2016.

Songa Equinox was, during 2016, employed under its long-term drilling contract with Statoil at the Troll Field on the Norwegian Continental Shelf, drilling gas production wells, conducting drilling, completion and plugging and abandonment work. The rig achieved an operating efficiency of 91% and an earnings efficiency of 87%. The rig was on Force Majeure for 18 days during the year during a strike where the Songa Group was not a party. Earnings efficiency excluding the effects of the strike was 89%.

Songa Endurance was, during 2016, under its long-term drilling contract with Statoil at the Troll Field, drilling gas production wells, conducting drilling, completion and plugging and abandonment work. The rig achieved an operating efficiency of 87% and an earnings efficiency of 83%. The rig was on Force Majeure for 21 days during the year during a strike where the Songa Group was not a party. Earnings efficiency excluding the effects of the strike was 86%.

Songa Encourage commenced drilling operations on April 11, 2016 under its long-term drilling contract with Statoil and drilled production wells and gas - water injection wells on the Skuld, Heidrun and Smörbukk fields. The rig achieved an operating efficiency of 98% and an earnings efficiency of 96% during 2016.

Songa Enabler was delivered from DSME on 31 March 2016. The rig commenced drilling operations on July 29, 2016 under its long-term drilling contract with Statoil at the Snöhvit Field in the Barents Sea where it drilled gas production wells. The rig achieved an operating efficiency of 99% and an earnings efficiency of 93%. The rig was on Force Majeure for 16 days during the year during a strike where the Songa Group was not a party. Earnings efficiency excluding the effects of the strike was 96%.

The Songa Group experienced eleven recordable incidents in 2016 as per IADC guidelines and definitions, resulting in a Total Recordable Frequency Rate (“TRFR”) of 4.91 and a Lost Time Incident Frequency Rate (“LTI FR”) of 1.78 per one million working-hours. Of the eleven incidents, six were Medical Treatment Only (“MTO”), four were Lost Time Incident (“LTI”) and one was Restricted Work - Transfer Case (“RWTC”).

Adjusted EBITDA

Adjusted EBITDA is defined as earnings for the financial year before interest, taxes, depreciation, amortization, impairment and other financial items. Other financial items is defined as revision of estimate of financial assets, discontinued hedge on the currency rate swap, derecognition of financial instruments, gain/loss on released foreign exchange forwards, mark to market change on financial derivatives, currency element in currency and interest swaps, and net foreign exchange loss/(gain).

Operating Results

Year ended December 31, 2016 compared to the year ended December 31, 2015

	For the year ended December 31,
(Amounts in USD ‘000)	2016	2015	Change	% Change
		Unaudited
Revenues	753,111	513,403	239,708	46.7

Operating expenses	(243,426)	(151,719)	(91,707)	(60.4)
Reimbursables	(21,300)	(35,146)	13,846	39.4
General and administrative expenses	(38,351)	(44,581)	6,230	14.0
Other gain and loss	—	(866)	866	nm
Depreciation	(177,487)	(126,344)	(51,143)	(40.5)
Impairment	(144,729)	(521,005)	376,276	72.2
Finance income	4,000	7,318	(3,318)	45.3
Finance expenses	(116,560)	(26,045)	(90,515)	nm
Other financial items	(62,199)	(47,382)	(14,817)	(31.3)

Profit /(loss) before tax	(46,941)	(432,367)	385,426	89.1
Income tax expense	(40,877)	(37,364)	(3,513)	(9.4)
Profit/ (loss) for the year	(87,818)	(469,730)	381,912	81.3

‘nm’ means not meaningful

Revenue – Revenue for the Songa Group was USD 753.1 million in 2016 compared to USD 513.4 million for 2015, an increase of 46.7%. The main reasons for the increase, is the revenue contribution from the four Cat D rigs, Songa Equinox,  Songa Endurance,  Songa Encourage and Songa Enabler of USD 149.1 million, USD 150.0 million, USD 114.0 million and USD 64.8 million, respectively. This is partly offset by the absence of revenue contribution from Songa Trym of USD 155.7 million and lower revenue contribution from Songa Dee and Songa Delta of USD 18.6 and USD 37.7 million respectively. The 2016 revenues were negatively impacted by about USD 10.4 million from an industry strike on the Norwegian Continental Shelf where Songa was not a party.

Operating expenses – Operating expenses increased by 60.4% compared to last year, from USD 151.7 million in 2015 to USD 243.4 million in 2016. The increase in operating expenses is to a large extent due to total operating expenses related to the four Cat D rigs, all being in operation during 2016 of USD 160.3 million. This is partly offset by lower operating expenses of USD 74.1 million related to Songa Trym,  Songa Dee and Songa Delta, as the rigs were fully or partly stacked in 2016.

Rig operating expenses include a non-recurring positive effect of USD 7.8 million from partial change of offshore pension schemes from defined benefit to defined contribution. The decrease in operating expenses from prior year is also due to USD 6.1 million favorable currency fluctuation from a stronger USD. Operating expenses were also generally positively impacted by Songa Offshore’s Supply Chain Initiative.

General and administrative expenses – G&A expenses for the year were USD 38.4 million as compared to USD 44.6 million in 2015, a decrease of 14.0%. The decrease is mainly explained by the rightsizing initiatives, and to favorable currency fluctuation from stronger USD, partly offset by arbitration costs of USD 1.8 million.

Other gains and losses – Decreased from USD 0.9 million in 2015 to nil in 2016. Other losses incurred in 2015 related to bad debt expenses. There were no such losses incurred in 2016.

Depreciation – Depreciation expense was USD 177.5 million in 2016, USD 51.1 million higher than the 2015 depreciation expense, reflecting depreciation of the four Cat D rigs during 2016 of USD 109.0 million. Depreciation for Songa Equinox and Songa Endurance was taken for full year 2016 since the rigs were fully operational. Depreciation of USD 64.8 million is related to the legacy fleet and USD 3.7 million related to other assets.

Impairment – During the year the Songa Group recognized an impairment loss of USD 144.7 million related to Songa Dee,  Songa Delta and Songa Trym owing to the continued decline in the drilling market. This compares to USD 521.0 million in 2015. The 2016 impairment loss consists of USD 63.6 million related to Songa Dee, USD 45.5 million related to Songa Delta and USD 33.5 million related to Songa Trym, as well as USD 2.1 million related to scrapping of obsolete fleet spare parts. No impairment loss has been recognized in 2016 for the Cat D rigs.

Net financial cost – Finance income in 2016 was USD 4.0 million compared to USD 7.3 million in 2015. The decrease is mainly due to lower income earned on the financial assets derived from the sale of Songa Mercur and Songa Venus and the investment in the joint venture established with Opus Offshore Group.

Finance costs in 2016 were USD 116.6 million compared to USD 26.0 million in 2015, an increase of 347.5%. The increase in finance expenses is mainly explained by the finance cost related to the Cat D rigs being charged to the profit and loss from the date of delivery from the DSME yard and to the higher interest cost in relation to the Cat D borrowings as a result of the full drawdown of the loans related to the Cat D rigs. The gross finance costs for 2016 were USD 136.9 million, while capitalized interests were USD 21.5 million. The gross finance costs for 2015 were USD 105.4 million, while capitalized interests were USD 79.4 million.

During 2016 Songa Offshore decided to classify interest paid on the maturity of the interest rate swaps from “Other financial items” to “Interest expense.” As a result the 2015 interest expense of USD 5.4 million has been reclassified to interest expense from other financial items.

Other financial items – Other financial items of USD 62.2 million were recognized in 2016 compared to USD 47.4 million in 2015. Firstly, the Songa Group recorded a write down of USD 33.2 million of various financial assets related to the sale of Songa Mercur and Songa Venus of which USD 23.8 million was charged to profit and loss and an additional USD 9.4 million charged to other comprehensive income. Secondly, negative effects of USD 25.0 million were recognized in relation to foreign exchange revaluation of balance sheet items from a stronger U.S. dollar vs the Norwegian krone. Thirdly, a loss of USD 2.3 million was related to mark-to-market valuation changes of foreign exchange forward contracts. A gain of USD 2.2 million is related to the amortization of the currency rate swap as a result of being discontinued. Finally, other financial items also include USD 13.3 million of charges relating to the de-recognition of financial instruments which comprises of the following: i) a loss of USD 9.4 million for the termination payment relating to the cross currency interest rate swap entered into to hedge the bond NOK 1,400.0 million, which was terminated on January 22, 2016, ii) a gain of USD 5.3 million relating to the replacement of existing cross currency interest rate swaps (Note 5 to the consolidated financial statements included in this Prospectus), iii) a gain of USD 8.2 million arising from the de-recognition of the fair values of the terminated cross currency interest rate swaps; and iv) a loss of USD 17.4 million relating to the conversion of the subordinated convertible bond loan of USD 150.0 into equity as part of the Songa Group’s debt refinancing.

Tax – Income tax charge in 2016 was USD 40.9 million compared to a charge of USD 37.4 million in 2015. The 2016 tax charge is mainly related to USD 41.0 million from derecognition of tax carry forward losses, USD 16.0 million tax from profitable operations and USD 0.8 million from gain on balance sheet revaluation. The effects were partly offset by USD 8.5 million tax credit from impairment of Special Periodic Survey costs, USD 6.3 million operating losses from loss of revenue caused by downtime on the first two Cat D rigs during first quarter of 2016 and USD 2.9 million revenue loss from strike on the NCS.

The tax expense of USD 37.4 million in 2015 is mainly related to USD 14.4 million tax from operations, USD 10.4 million from balance sheet revaluation, USD 7.6 million from cancellation of the Songa Trym contract and USD 5.0 million reconciliation and change of tax rate effect.

Net Loss – Net loss for the year was USD 87.8 million compared to a net loss of USD 469.7 million in 2015.

Year ended December 31, 2015 compared to the year ended December 31, 2014

	For the year ended December 31,
(Amounts in USD ‘000)	2015	2014	Change	% Change
	Unaudited	Unaudited
Revenues	513,403	494,752	18,651	3.8

Operating expenses	(151,719)	(217,119)	65,400	30.1
Reimbursables	(35,146)	(33,196)	(1,950)	(5.9)
General and administrative expenses	(44,581)	(48,678)	4,097	8.4
Other gain and loss	(866)	799	(1,665)	nm

Depreciation	(126,344)	(114,299)	(12,045)	(10.5)
Impairment	(521,005)	(64,899)	(456,106)	nm

Finance income	7,318	3,414	3,904	nm
Finance expenses	(26,045)	(33,546)	7,501	22.4
Other financial items	(47,382)	(43,794)	(3,588)	(8.2)

Profit /(loss) before tax	(432,367)	(56,566)	(375,801)	nm
Income tax expense	(37,364)	(97)	(37,267)	nm
Profit/ (loss) for the year	(469,730)	(56,633)	(413,097)	nm

‘nm’ means not meaningful

Revenue – Revenue for the Songa Group was USD 513.4 million in 2015 compared to USD 494.8 million for 2014, an increase of 3.8%. The main reasons for the increase are the Songa Trym contract cancellation fee of USD 41.1 million, that accelerated January and February 2016 revenue into 2015, revenue contributions from an additional rig as compared to 2014 (Songa Equinox commenced drilling operations from December 7 under its long-term drilling contract with Statoil), full year revenue from Songa Dee in 2015 compared to 2014 as a result of being out of service for its special periodic survey for a period in the fourth quarter of 2014, partly offset by lower revenue contribution from Songa Trym due to its contract cancellation and 75.0% suspension rate for 18 days in 2015, as well as the absence of revenue contributions from Songa Venus and Songa Mercur, which were sold to Opus Offshore in July 2014.

Operating expenses – Operating expenses decreased by 30.1% in 2015 compared to 2014, from USD 217.1 million in 2014 to USD 151.8 million in 2015. The decrease in operating expenses is to a large extent due to favorable currency fluctuation from stronger USD and the divestment of Songa Mercur and Songa Venus from July 2014, partly offset by Songa Equinox being in operation for a period in December 2015 and higher Songa Dee operating costs in 2015, as certain operating expenses incurred during the 2014 yard stay were partly capitalized.

General and Administrative (G&A) expenses – G&A expenses for the year were USD 44.6 million compared to USD 48.7 million in 2014, a decrease of 8.4%. The decrease is mainly due to lower South East Asia G&A cost in 2015, reflecting the Songa Mercur and Songa Venus divestments, and favorable currency fluctuation from stronger USD.

Other gains and losses – Other gains and losses decreased from a gain of USD 0.8 million in 2014 to a loss of USD 0.9 million in 2015. In 2015, Other losses related to bad debt expenses, while the other gain in 2014 related to the pay-out of a one-off insurance claim.

Depreciation – Depreciation expense was USD 126.3 million in 2015, USD 12.0 million higher than the 2014 depreciation expense, primarily reflecting Songa Equinox depreciation in December 2015 and 2014 Songa Dee Scheduled Periodic Survey, which is depreciated over five years, partly offset by absence of the Songa Mercur and the Songa Venus divestment.

Impairment – During 2015, the Songa Group recognized an impairment loss of USD 521.0 million related to the Songa Dee, the Songa Delta and the Songa Trym owing to the decline in market day rates in 2015 and into 2016. This compares to USD 64.9 million in 2014. The 2015 impairment loss consists of USD 87.5 million related to Songa Dee, USD 187.5 million related to Songa Delta and USD 245.5 million related to Songa Trym, as well as USD 0.6 million related to scrapping of obsolete fleet spare parts. No impairment loss has been recognized in 2015 for the Cat Ds.

Finance income – Finance income in 2015 was USD 7.3 million compared to USD 3.4 million in 2014. The increase is mainly due to additional income earned on the financial assets derived from the sale of Songa Mercur and Songa Venus and the investment in the joint venture established with Opus Offshore Group.

Finance expenses – Finance costs in 2015 were USD 26.0 million compared to USD 33.5 million in 2014, a decrease of 22.4%. The decrease is mainly explained by the additional capitalization of the finance cost related to Cat D newbuilds. The gross finance costs for 2015 were USD 100.1 million, while capitalized interest costs were USD 74.1 million. The gross finance costs for 2014 were USD 85.3 million, while capitalized interests were USD 51.7 million.

Other financial items – Other financial items of USD 47.4 million were recognized in 2015 compared to USD 43.8 million in 2014. USD 15.3 million is attributable to the Songa Mercur sale, where estimates for two earn-out arrangements have been reassessed and reduced in light of the weaker drilling market. USD 51.1 million represents realized foreign exchange losses in relation to forward transactions. This was partly offset by a gain of USD 13.6 million, primarily related to unrealized mark to market valuation changes of foreign exchange forward transactions. The foreign exchange items are reflecting the sharp appreciation of the US Dollar vs. the Norwegian Kroner during the year.

Tax – The tax expense in 2015 reflects USD 5.9 million related to profit from ongoing operations for the quarter and USD 5.7 million in relation to the recognition of the Songa Trym cancellation fee, while USD 3.3 million represents a full year reconciliation effects of taxes. In addition, USD 6.3 million relates to revaluation of the NOK denominated deferred tax asset, USD 4.0 million represent tax related to revaluation of other balance sheet items and USD 1.7 million relates to the decreased value of the deferred tax assets due to the change in the Norwegian corporate tax rate from 27% to 25%. Moreover, charges for 2015 include an amount of USD 10.4 million for non-cash nature related to the Norwegian operations.

Nine months ended September 30, 2017 compared to the nine months ended September 30, 2016

	For the nine-month period ended September 30,
(Amounts in USD ‘000)	2017	2016	Change	% Change
	Unaudited	Unaudited
Revenues	509,330	566,461	(57,131)	(10.1)

Operating expenses	(172,613)	(179,314)	6,702	3.7
Reimbursables	(11,811)	(17,808)	5,997	33.7
General and administrative expenses	(28,124)	(26,225)	(1,900)	(7.3)
Other gain and loss	—	(31)	31	nm

Depreciation	(137,938)	(131,915)	(6,023)	(4.6)
Impairment	(6,708)	(118,000)	111,292	nm

Finance income	4,027	1,824	2,203	120.8
Finance expenses	(104,940)	(74,644)	(30,296)	(40.6)
Other financial items	(13,978)	(33,437)	19,460	58.2

Profit /(loss) before tax	37,246	(13,088)	50,334	nm
Income tax (expense)/credit	(787)	2,047	(2,834)	nm
Profit/ (loss) for the year	36,459	(11,041)	47,500	nm

‘nm’ means not meaningful

Revenue for the nine months of 2017 was USD 509.3 million, compared to USD 566.5 million for the nine months of 2016. The main reason for the decrease is the change in Songa Offshore’s operating fleet, as described below.

The movement in revenue is primarily due to the increased revenue contribution from Songa Equinox, Songa Endurance and Songa Encourage of USD 11.9 million, USD 20.7 million, and USD 28.0 respectively, as well as revenue from Songa Enabler of USD 87.6 million that commenced its drilling contract in July 2016. This is partly offset by the absence of revenue contribution from Songa Delta and Songa Dee of USD 97.5 million and USD 91.7 million respectively.

Further, the decrease in revenue was also due to the absence of deferred revenue amortization from Songa Delta and Songa Dee of USD 20.1 million. This is partly offset by the deferred revenue amortization for Songa Encourage and Songa Enabler of USD 6.0 million in relation to the Cat D mobilization fees that are amortized over the firm contract periods from the rigs’ April and July 2016 contract commencements.

Operating expenses – Rig operating expenses were USD 172.6 million, compared to USD 179.3 million in the corresponding prior year first nine months. The decrease of USD 6.7 million is primarily explained by the higher operating expenses of USD 57.0 million of operating expenses related to the four Cat D rigs, all being in operation in the nine months of 2017 while Songa Enabler only operated for two months in the nine months of 2016, which was more than offset by lower operating expenses of USD 60.0 million related to Songa Dee and Songa Delta as the rigs are not operating in the nine months and the foreign exchange effects from a stronger USD of USD 4.7 million. The dollar exposure is managed through a hedging program and the offsetting gains or losses associated with the strategy are reported under Other Financial Items, where there is a corresponding gain in the period.

Nine months operating expenses related to the Cat D rigs totaled USD 167.4 million, including a USD 1.3 million positive effect from the insurance coverage of certain costs related to the Songa Encourage water ingress incident in January 2017. These costs were reported as ordinary rig operating costs in first quarter 2017. This was partly offset by other non-recurring items of USD 1.2 million. Operating expenses related to the three idle rigs totaled USD 5.2 million, including a late USD 1.0 million non-recurring pension provision, related to certain changes in pension plans in 2012.

General and Administrative (G&A) expenses – G&A expenses were USD 28.1 million compared to USD 26.2 million in the corresponding prior year nine months. The nine months of 2017 G&A costs include approximately USD 2.7 million of fees related to the Transocean transaction, USD 1.9 million of non-cash costs related to the Songa Offshore Long-Term Incentive Plan and USD 1.0 million related to the DSME arbitration.

Depreciation – Depreciation was USD 137.9 million compared to USD 131.9 million in the nine months of 2016, an increase of USD 6.0 million, primarily due to Songa Enabler not being in operation for the full nine months in 2016, partly offset by lower depreciation for the three idle rigs of USD 19.8 due to the impairment occurred in 2016. The nine months depreciation is related to USD 103.4 million to the Cat D rigs, USD 31.5 million to the legacy fleet and USD 2.7 million to other assets.

Impairment – Songa Offshore has recorded an impairment charge of USD 6.7 million in the nine months of 2017 compared to USD 118.0 million in the last year’s corresponding nine months. The impairment charge for the nine months 2017 is primarily related to Songa Trym. The impairment charges in 2016 consists of USD 46.6 million related to Songa Dee, USD 45.5 million of Songa Delta, and USD 25.9 million of Songa Trym.

Net financial cost – Finance income in the nine months of 2017 was USD 4.0 million compared to USD 1.8 million in the nine months of 2016. The increase is mainly due to higher income earned on the financial assets derived from the sale of Songa Mercur and Songa Venus and the investment in the joint venture established with Opus Offshore Group.

Finance expenses for the nine months of 2017 were USD 104.9 million compared to USD 74.6 million for the nine months of 2016. The increase of USD 23.3 million from the nine months of 2016 to the nine months of 2017 is primarily explained by the finance cost related to the Cat D rigs that in the nine months of 2017 are fully charged to the Consolidated Statement of Income. The corresponding previous year nine months interest finance costs related to Songa Enabler were capitalized as part of the construction project, as finance costs were capitalized up to the commencement of the drilling contracts. The gross finance costs for the nine months of 2017 were USD 104.9 million, while there was no capitalized interest. The gross finance costs for the nine months of 2016 were USD 95.0 million, while capitalized interests were USD 21.5 million.

Other financial items – Other financial items were negative by USD 14.0 million for the nine months of 2017. This is due to a reclassification of a USD 9.4 million non-cash write-down of financial assets related to the sale of Songa Mercur and Songa Venus to Opus Offshore. This item was in 2016 charged to Other Comprehensive Income (“OCI”), while in the nine months 2017 it has been reclassified to flow through the Statement of Income by crediting OCI and charging Other financial items. During the nine months ended September 30, 2017 a further non-cash amount of financial assets of USD 11.1 million was written-down as a revision of estimate of financial assets in relation to the sale of Songa Mercur and Songa Venus to Opus Offshore, where Songa Offshore now carries financial asset of USD 11.5 million. The 2016 corresponding nine months were negative by USD 33.4 million.

Moreover, negative effects of USD 4.1 million were recognized in relation to foreign exchange revaluation of balance sheet items from a stronger U.S. dollar vs the Norwegian krone. Finally, a gain of USD 1.0 million was reported, related to mark-to-market valuation changes of foreign exchange forward contracts.

Tax – Income tax expense for the nine months of 2017 was USD 0.8 million compared to a credit of USD 2.0million for the nine months of 2016.

Net Profit/Loss – Profit for the nine months of 2017 was USD 36.5 million, compared to a loss of USD 11.0 million in the nine months of 2016, primarily reflecting the 2016 impairment charge.

Management Performance Measures

Management internally uses Adjusted EBITDA which is defined as earnings for the financial year before interest, taxes, depreciation, amortization, impairment and other financial items. Other financial items is defined as revision of estimate of financial assets, discontinued hedge on the currency rate swap, derecognition of financial instruments, gain/loss on released foreign exchange forwards, mark to market change on financial derivatives, currency element in currency and interest swaps, and net foreign exchange loss/(gain).

These are non-IFRS measures and should be considered in connection with Songa Offshore’s consolidated financial statements, included elsewhere within this Prospectus. These non-IFRS measures may not be comparable to other similarly titled measures of other companies, should not be considered in isolation and should not be considered superior to, or a substitute for, financial measures calculated in accordance with IFRS. A presentation of profit in accordance with IFRS is available in the Songa Group’s consolidated financial statements, included elsewhere within this Prospectus.

Based on the above definition, the reconciliation of profit for the financial year from continuing operations to Adjusted EBITDA is set out below:

Year ended December 31, 2016 compared to the year ended December 31, 2015

	For the year ended December 31,
(Amounts in USD ‘000)	2016	2015	2014
		Unaudited	Unaudited
(Loss) for the year from continuing operations	(87,818)	(469,730)	(56,633)

Finance income	(4,000)	(7,318)	(3,414)
Finance expenses	116,560	26,045	33,546
Income tax expense	(40,877)	37,364	97
Depreciation	177,487	126,344	114,299
EBITDA	243,107	(287,295)	87,895

Impairment	144,729	521,005	64,899
Other financial items	62,199	47,382	43,794

Adjusted EBITDA	450,034	281,091	196,588

Earnings before interest, tax, depreciation and amortization (EBITDA) for 2016 was USD 450.0 million compared to USD 281.1 million in 2015, representing an EBITDA margin of 59.8% compared to 54.8% and 39.7% in 2015 and 2014, respectively.

Nine months ended September 30, 2017 compared to the nine months ended September 30, 2016

	For the nine months ended September 30,
(Amounts in USD ‘000)	2017	2016
		Unaudited
Profit/(Loss) for the year from continuing operations	36,459	(11,041)

Finance income	(4,027)	(1,824)
Finance expenses	104,940	74,644
Income tax expense/(credit)	787	(2,047)
Depreciation	137,938	131,915
EBITDA	276,097	191,647

Impairment	6,708	118,000
Other financial items	13,978	33,437

Adjusted EBITDA	296,783	343,084

Financial Condition, Liquidity and Capital Resources

Financing Developments

In June 2017, the Songa Group agreed with the Songa Equinox and Songa Endurance senior lenders to remove a cash sweep mechanism in the loan agreements that otherwise would commence in June 2017. As part of the agreement, Songa Offshore has repaid USD 10 million against the facilities using restricted deposits accounts related to the financing arrangement. The deposit arrangement for the senior secured loan facility will be discontinued.

In April 2017, Songa Offshore made a mandatory prepayment against the credit facilities secured by rigs Songa Dee,  Songa Trym and Songa Delta of USD 35.5 million as a result of the Songa Delta Scheduled Periodic Survey not being performed when due. The credit facilities mature in full in March 2018 and the installments in the period May 2017 to March 2018 will thus be reduced accordingly.

During the nine month period to September 2017, Songa Offshore received notices for exercise of 21,335,352 warrants. Following the exercise of the warrants, Songa Offshore’s number of outstanding warrants has been reduced to 78,932 as of end of September 2017.

During the nine month period to September 2017, Songa Offshore issued 222,000 new shares at par value for delivery under the Songa Offshore Long-Term Incentive Program.

During the nine-month period to September 2017, Songa Offshore received conversion notices from holders of the outstanding convertible bond of USD 6,631,420. Following the conversions, the outstanding principal amount of the convertible bond has been reduced to USD 108.7 million as of end of September 2017.

Following the share issue and the exercise of warrants, the number of ordinary Songa Shares has increased to 137,616,041 as of end of September 2017.

In connection with the delivery of Songa Enabler on March 31, 2016, Songa Offshore utilized the credit facilities related to the rig. These fully utilized facilities total USD 550.0 million of which USD 90.0 million were used to repay the pre- delivery loan.

In connection with the comprehensive refinancing of the Songa Group, launched on March 15, 2016, a bridge bond of USD 91.5 million was issued on March 17, 2016 and funded by certain of Songa Offshore’s largest stakeholders. The bridge loan was converted into the new subordinated convertible bond on April 20, 2016 (see below).

During the nine-month period ended September 30, 2016, the Songa Group aligned the minimum cash financial covenant across all debt facilities at USD 50.0 million.

In relation to the drawdown of the post-delivery facilities for Songa Encourage and Songa Enabler, USD 23.9 million and USD 17.4 million were deposited due to certain market value clauses in the loan agreements, reflecting decreasing broker rig valuations. On June 30, 2016 the Songa Group made a voluntary prepayment of the abovementioned deposits against the credit facilities.

Refinancing

On April 11, 2016, the amendments to the Songa Group’s bond loans were supported by qualified majorities across all three bonds series at the respective bondholder meetings, and were thus duly approved. The approved amendments included a full conversion to equity of the USD 150 million existing convertible bond SONG06. In addition, significant interest reductions, maturity extensions and other amendments were approved by the senior unsecured SONG 04 and SONG05 bond loans of NOK 1,400.0 and NOK 750.0 million respectively, as well as for the Perestroika USD 50.0 million shareholder loan.

On April 13, 2016, a subsequent equity offering of up to USD 25 million was announced. The subscription price in the subsequent equity offering was NOK 0.15, with a maximum of 1,418,100,000 shares to be issued.

On April 20, 2016, the Songa Group successfully fulfilled all the contemplated conditions for the refinancing. As part of this, Songa Offshore issued:

(a)	The new USD 125 million subordinated convertible bond loan, by an amendment and increase of the bridge bond loan issued on March 17, 2016.
(b)

In total 8,466,839,157 new Class A shares of nominal value of EUR 0.001 each were issued, of which (a) 7,347,678,915 shares were issued as part of a full conversion of Songa Offshore’s previous USD 150 million subordinated convertible bond loan SONG06; (b) 608,399,269 shares were issued as equity compensation for conversion of accrued interest under Songa Offshore’s senior unsecured SONG04 bond loans, and for reducing future interest payments; (c) 325,889,248 shares were issued as equity compensation for conversion of accrued interest under Songa Offshore’s senior unsecured bond loan SONG05, and for reducing future interest payments and (d) 184,871,725 shares were issued as equity compensation for conversion of accrued interest under Songa Offshore’s shareholder loan from Perestroika, and for reducing future cash flow interest payments. The Class A shares had equal rights as and ranked pari passu with Songa Offshore’s existing ordinary shares, also with respect to voting and dividends.

(c)

In total 2,141,427,856 transferable warrants to the subscribers of the new convertible bond, such warrants being exercisable in the period from April 20, 2017 up to April 20, 2019 and giving the holder the right to subscribe for one new share (in bundles of 10) per warrant at a price per share equal to their nominal value of EUR 0.001. After the 100:1 reverse share split a total of 21,414,284 transferable warrants giving the holder the right to subscribe for one new share (in bundles of 10) per warrant at a price per share equal to their nominal value of EUR 0.10.

On June 15, 2016, the Songa Group announced the final result and allocation of the subsequent offering. In total, 1,418,100,000 shares had been allocated and issued at the subscription price of NOK 0.15 per share.

The 8,466,839,157 Class A-shares that were issued in April 2016 as part of the refinancing of the Songa Group, were converted to ordinary, tradeable shares on November 16, 2016.

Changes in Debt

On December 16, 2016, the Songa Group agreed with Perestroika that the first installment of USD 16.7 million of the shareholder loan, initially due in June 2018, will be deferred by eighteen months to December 2019. A reset of the interest rate to 3 months LIBOR + 9.00% was agreed for the deferral period.

On December 16, 2016, it was approved by the bondholders’ meeting that the first installment of NOK 466,500,000, on the NOK 1,400 million senior unsecured bond will be deferred by twelve months, from May 2018 to May 2019. A reset of the interest rate was agreed to 10.5% for the bond for the deferral period.

Reverse Share Split

In order for the Songa Group to ensure compliance with section 2.4 of the Oslo Stock Exchange continuing obligations and to secure adequate pricing of the share above NOK 1, the Songa Group on December 12, 2016 performed a 100:1 reverse share split.

Cash Flow

The Songa Group’s primary sources of liquidity are cash provided by operating activities and external committed borrowings.

Total cash and cash equivalents as at the end of the year were USD 175.8 million, compared to USD 168.4 million at year end 2015. Free and available cash as at the end of the year were USD 147.7 million, compared to USD 96.1 million at year end 2015.

The following table summarizes cash flows:

Year ended December 31, 2016 compared to the year ended December 31, 2015

	For the year ended December 31,
(Amounts in USD ‘000)	2016	2015	Change	% Change
		Unaudited
Net cash flow from operating activities	317,664	144,320	173,344	120.1
Net cash flow from (used in) investing activities	(595,457)	(1,649,277)	1,053,820	63.9
Net cash flow from financing activities	329,473	1,373,702	(1,044,229)	(76.0)
Net increase/(decrease) in cash and cash equivalents	51,681	(131,255)	182,936	139.4

Net cash generated from operating activities for the year was USD 317.7 million compared to USD 144.3 million in 2015. The main reason for the increase is due to higher operating cash flow of USD 168.1 million from a larger operating fleet.

Net cash used in investing activities for the year was USD 595.5 million, compared to net cash used in investing activities of USD 1,649.3 million in 2015. This decrease is primarily driven by only the final yard installment for Songa Enabler that was made in 2016, whereas in 2015 Songa made final yard installments for three Cat D rigs.

Net cash generated from financing activities for the year was USD 329.5 million compared to USD 1,373.7 million in 2015. This is a mainly reflecting the proceeds from the full draw down of the Songa Enabler financing of USD 550.0 million, the proceeds from the issue of the new convertible bond of USD 125.0 million and USD 25.0 million from the proceeds from the share issue. This is partly offset by USD 367.3 million used for the repayment of bond and bank loans.

Net increase in cash and cash equivalents for the year was USD 51.7 million compared to a net decrease of USD 131.1 million in 2015. This is as a result of the above mentioned changes.

Year ended December 31, 2015 compared to the year ended December 31, 2014

	For the year ended December 31,
(Amounts in USD ‘000)	2015	2014	Change	% Change
	Unaudited	Unaudited
Net cash flow from operating activities	144,320	42,364	101,956	240.7
Net cash flow from (used in) investing activities	(1,649,277)	(126,321)	(1,522,956)	(1,205.6)
Net cash flow from financing activities	1,373,702	(113,052)	1,486,754	nm
Net increase/(decrease) in cash and cash equivalents	(131,255)	(197,008)	65,753	33.4

‘nm’ means not meaningful

Net cash generated from operating activities for the year was USD 144.3 million compared to USD 42.4 million in 2014. The main reasons for the increase are due to higher operating cash flow of USD 82.5 million and to a positive working capital movement of USD 19.4 million.

Net cash used in investing activities for the year was USD 1,649.3 million, compared to net cash used in investing activities of USD 126.3 million in 2014. This increase is mainly driven by the final yard installments for three of the Cat D rigs and other capital expenditures related to the Cat D newbuilds.

Net cash generated from financing activities for the year was USD 1,373.7 million compared to net cash used in financing activities of USD 113.1 million in 2014. This is a mainly reflecting the proceeds from the full draw down of the Songa Equinox and Songa Endurance financing of USD 910.0 million, Songa Encourage loan of USD 550.0 million, Songa Enabler loan pre-delivery tranche of USD 90.0 million, and USD 50.0 million related to the shareholder loan from Perestroika, partly offset by USD 316.3 million used for loan repayments.

Net decrease in cash and cash equivalents for the year was USD 131.1 million compared to a net decrease of USD 197.0 million in 2014. This is as a result of the above mentioned changes.

At December 31, 2015 the Songa Group had USD 550.0 million of unutilized financing facilities in relation to the financing of Songa Enabler that is available upon repayment of the current pre-delivery financing of USD 90.0 million.

Nine months ended September 30, 2017 compared to the nine months ended September 30, 2016

	For the nine months ended September 30,
(Amounts in USD ‘000)	2017	2016	Change	% Change
	Unaudited	Unaudited
Net cash flow from operating activities	220,591	215,624	4,967	2.3
Net cash flow used in investing activities	(22,762)	(591,292)	568,530	96.2
Net cash flow (used in)/ generated from financing activities	(234,909)	395,062	(629,971)	nm
Net increase/(decrease) in cash and cash equivalents	(37,079)	19,395	(56,474)	nm

‘nm’ means not meaningful

Contractual Obligations

Cash payments required for bank loans, bond loans, cross currency interest rate swaps, operating leases and capital commitments relating to operating costs for the Cat D rigs in effect at December 31, 2016, are summarized, on an undiscounted basis, in the following table:

	Payments due by period
Contractual Obligations (Amounts in USD ‘000)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Bank Loans(1)	2,421,522	347,112	603,655	1,015,996	454,759
Bond Loans(1)	431,801	8,573	118,087	305,141	—
Cross Currency Interest Rate Swaps(2)	146,139	11,532	47,967	86,640	—
Operating lease obligations(3)	10,343	2,517	1,661	1,317	4,849
Capital commitments(4)	64,000	16,000	12,000	36,000	—
Total	3,073,805	385,734	783,370	1,445,094	459,608

(1)	For more information about the Songa Group’s bank and bond loans, see note 21 to the Songa Group’s consolidated financial statements included elsewhere in this Prospectus.
(2)	See note 5 to the Songa Group’s consolidated financial statements included elsewhere in this Prospectus for more information about the cross currency interest rate swaps.
(3)

Operating lease obligations represent estimated lease payments related to the leases of various offices and warehouses. See note 5 to the Songa Group’s consolidated financial statements included elsewhere in this Prospectus.

(4)

Capital commitments represent contractual obligations relating to investment in newbuilds and planned surveys on the rigs. See note 5 to the Songa Group’s consolidated financial statements included elsewhere in this Prospectus.

Contingencies

Tax matters - Re-domiciliation to Cyprus in 2009 - Exit tax

Songa Offshore moved from Norway to Cyprus in May 2009. According to the Norwegian Tax Act Section 10‑71 prevailing in 2009, a company that emigrates and ceases to be tax resident in Norway is subject to exit tax.

On March 2, 2011, EFTA Surveillance Authority (“ESA”) sent a “reasoned opinion” to the Norwegian Ministry of Finance for failing to comply with its obligations under Articles 31, 34 and 40 of the Agreement on the European Economic Area by imposing immediate taxation on companies that transfer their seat or assets and liabilities to another EEA State and on the shareholders of such companies and for breach of the SE regulation.

On the November 25, 2014 the tax office delivered its exit tax decision in this case.

The tax office found that the exit as such was regulated by the Tax Act section 10‑71 and further that section 9‑14 was inapplicable.

The tax office increased the taxable income of the Songa Offshore by NOK 1.8 billion and the tax office set off the increased income directly against the carry forward of losses. Further the tax office did not refer the exit tax to the gain/loss account. Administratively the decision is final, and there is no further latent exit tax. Songa Offshore challenged this matter.

On December 6 and 7, 2016, the case was heard before the Oslo District Court. On January 16, 2017, Songa Offshore received the judgement from the Oslo District Court in favor of the State. The court held that the exit tax decision is valid. The court believed that a situation where a company moves the company and rigs out of Norway, and a situation where a company moves out rigs, are two different situations, and not in breach of the European Economic Area (EEA)-agreement.

Furthermore, the court held that the exit tax was not disproportionate. As a consequence, the NOK 1.8 billion increase of Songa Offshore’s taxable profit for the year 2009 remains unchanged. For the income years 2009‑2015, the judgment does not result in any payable tax.

For 2016, Songa Offshore will partly be in tax paying position and based on results for the Norwegian entities for 2016, the 2016 payable tax is estimated to be approximately USD 10 million.

Songa Offshore assessed the legal opinions obtained in respect to the above case and as a result appealed the case. As Songa Offshore was of the opinion that it was more likely than not that it would win the case, Songa Offshore kept the tax asset of approximately USD 41 million in the 2016 financial statements which were issued in April 2017. However, reassessing the case in September 2017, the deferred tax asset of USD 19.8 million has been written off and Songa Offshore recognised a deferred tax liability of USD 11.3 million and tax payable of USD 9.8 million.

See also “Notes to Songa Offshore’s Consolidated Financial Statements—Note 29—Contingent liabilities,” included elsewhere in this Prospectus.

DSME Arbitration Case

In July 2015, Songa Offshore received from DSME notices of arbitration in respect of the construction contracts for the Cat D rigs.

On November 2015, DSME delivered claim submissions in respect of the construction contracts for the first two Cat D rigs, Songa Equinox and Songa Endurance. DSME’s claim relates to alleged cost overruns and additional work in relation to the Rigs due to what DSME alleges were inherent errors and omissions in the design documents (as often referred to as the FEED package). Total claims were USD 373.0 million, including claims for the recovery of USD 44.0 million in repayment of Liquidated Damages. Songa Offshore considers that DSME is solely responsible for the delays to the Rigs and any attempt by DSME to recover cost overruns has no merit due to the “turn-key” nature of the construction contracts and Songa Offshore will vigorously defend the claims asserted by DSME.

On March 18, 2016 Songa Offshore submitted its defense in the arbitrations. Along with its defense, Songa Offshore submitted counterclaims in respect of the two rigs for the aggregate amount of USD 65.8 million, by means of which Songa Offshore intends to recover damages caused by the default of DSME.

As previously reported, Songa Offshore remains confident of, and will vigorously defend, its position, since it is of the view that DSME is responsible for the delays and any attempt to recover cost overruns is of no merit due to the “turn-key” nature of the construction contracts. In this respect, Songa Offshore has obtained legal opinions from highly reputable law firms in the UK and Norway and from a Queen’s Counsel all of which confirm the Songa Offshore’s position.

On July 21, 2017, the arbitral Tribunal published its interim final award in favor of Songa Offshore. As previously reported, Songa Offshore had submitted its defense to the claims asserted by DSME in arbitrations related to the Songa Equinox, the first Cat D rig, and the Songa Endurance, the second Cat D rig, (jointly referred to as the “Rigs”), in which DSME asserted aggregate claims of USD 329.0 million, along with a request for repayment of liquidated damages in a total amount of USD 43.8 million, totaling to USD 372.8 million. The claims asserted related to alleged cost overruns and additional work in relation to the Rigs due to what DSME alleges were inherent errors and omissions in the design documents (as often referred to as the FEED package).

A question as to the legal interpretation of the rig construction contracts was put to the arbitral tribunal constituted in respect of the arbitrations on a preliminary basis. That question was to ascertain which party had responsibility for the FEED package and what the consequences of that would be. A two-day arbitration hearing took place before the arbitral tribunal on May 2 and 3, 2017 in London.

Songa Offshore considers that the tribunal’s interim final award should be determinative of DSME’s claims in respect of the Rigs (and in respect of any similar claims that DSME might assert in respect of the Songa Encourage, the third Cat D rig, and the Songa Enabler, the fourth Cat D rig) with an outcome that no payment will be due by Songa Offshore to DSME. On September 21, 2017, Songa Offshore announced that it had been served with DSME’s application to the English court where DSME is seeking permission to appeal the arbitration award. Songa Offshore considers that DSME’s application was made out of time and has issued a strike out application to the English court.

Songa Offshore will seek to recover its legal costs of the arbitration process. Songa Offshore is also evaluating whether to pursue its counterclaims against DSME in respect of Songa Equinox and Songa Endurance for the aggregate amount of USD 65.8 million, as well as the counterclaims in respect to Songa Encourage and Songa Enabler that potentially will be approximately in the same amount.

See also “Notes to Songa Offshore’s Consolidated Financial Statements—Note 29—Contingent liabilities,” included elsewhere in this Prospectus.

Borrowings of the Songa Group

As of September 30, 2017, total drawn and outstanding debt for the Songa Group consisted of the following:

Borrowings	Outstanding principal (millions)		Interest rate	Maturity
Songa Equinox – Junior	USD	93.0	7.50% Fixed	Jun 2025
Songa Equinox – Senior	USD	303.0	LIBOR + 3.00%	Jun 2021*
Songa Endurance – Junior	USD	96.0	7.50% Fixed	Aug 2025
Songa Endurance – Senior	USD	312.3	LIBOR + 3.00%	Aug 2021*
Songa Encourage	USD	454.1	LIBOR + 2.50%	Dec 2020*
Songa Enabler	USD	472.6	LIBOR + 2.50%	Mar 2021*
Songa Dee, Trym and Delta	USD	33.1	LIBOR + 2.75%	Mar 2018
Shareholder Loan	USD	50.0	2.55% Fixed**	Dec 2020
SONG04 Bond	NOK	1,400.0	2.55% Fixed***	Nov 2020
SONG05 Bond	NOK	750.0	2.45% Fixed****	Jun 2021
SONG07 Convertible bond	USD	108.7	2.00% Fixed	Apr 2022

*         Certain tranches have longer maturities

**       2.55% fixed interest until June 30, 2018, LIBOR + 9.00% until December 30, 2019, and LIBOR + 6.50% until maturity

***     2.55% fixed interest until May 17, 2018, 10.50% until May 17, 2019, and 6.90% until maturity

****   2.45% fixed interest until December 11, 2018, and 6.00% until maturity

All bank loans are secured by the relevant rig(s) and parts of the bank facilities are also guaranteed by GIEK (Garantiinstituttet for Eksportkreditt) and commercial banks in respect of certain bank loan facilities with Eksportfinans as lender. The shareholder loan and bonds are all unsecured. Transocean has agreed to purchase from Perestroika the shareholder loan for Exchangeable Bonds at a price of 100% of the principal amount of the loan.

All bank loans and bonds contain change of control provisions, which are expected to be triggered by the completion of the Offer. Songa Offshore has received waivers, subject to certain conditions, for change of control provisions in certain of Songa Offshore’s debt. Transocean also expects to refinance and/or repurchase certain of Songa Offshore’s debt following the completion of the Offer. See “Terms of the Offer—Refinancing of Certain Songa Offshore Indebtedness” for further information on the refinancing of debt.

For further information on the borrowings of the Songa Group, see Note 8 to the Songa Group’s unaudited interim condensed consolidated financial statements included elsewhere in this Prospectus.

Critical and Significant Accounting Policies and New Accounting Pronouncements

For information regarding Songa Offshore’s critical and significant accounting policies, as well as recent accounting pronouncements, see Note 2 and Note 4 to Songa Offshore’s consolidated financial statements, included elsewhere in this Prospectus.

Cautionary Statement Regarding Forward Looking Statements

Songa Offshore has made or implied certain forward-looking statements in this Prospectus which are made as of the end of the time frame referenced in this Prospectus. These forward-looking statements represent the Songa Offshore’s goals, and results could vary materially from those expressed or implied. As time passes, the relevance and accuracy of forward-looking statements may change. Some factors that could cause Songa Offshore’s actual results or outcomes to differ materially from those discussed in the forward-looking statements include, but are not limited to: (a) product demand fluctuations; availability/cost of raw materials; competitive packaging, pricing and substitution; changes in climate and weather; crop yields; competitive activity; failure to achieve productivity improvements or cost reductions; mandatory deposit or other restrictive packaging laws; customer and supplier consolidation, power and supply chain influence; changes in major customer or supplier contracts or loss of a major customer or supplier; political instability and sanctions; and changes in foreign exchange or tax rates; (b) Songa Offshore as a whole include those listed plus: changes in senior management; successful or unsuccessful acquisitions and divestitures; regulatory action or issues including tax, environmental, health and workplace safety, including U.S. FDA and other actions or public concerns affecting products filled in Songa Offshore’s containers, or chemicals or substances used in raw materials or in the manufacturing process; technological developments and innovations; litigation; strikes; labor cost changes; rates of return on assets of Songa Offshore’s defined benefit retirement plans; pension changes; uncertainties surrounding the U.S. government budget, sequestration and debt limit; reduced cash flow; ability to achieve cost-out initiatives and interest rates affecting Songa Offshore’s debt; and successful or unsuccessful acquisitions and divestitures. If Songa Offshore is unable to achieve its goals, then Songa Offshore’s actual performance could vary materially from those goals expressed or implied in the forward-looking statements. Songa Offshore currently does not intend to publicly update forward-looking statements except as it deems necessary in interim or annual earnings reports.

Quantitative and Qualitative Disclosures About Market Risk

The Songa Group’s activities are primarily exposed to the financial risks of changes in foreign exchange rates and interest rates (see below). The Songa Group enters into derivative financial instruments to manage its exposure to interest rate and foreign currency risk, including but not limited to:

•	foreign exchange forward contracts and options to hedge foreign exchange payments related to operating expenses
•	interest rate swaps to hedge the risk of rising interest rates
•	cross currency interest rate swaps to hedge the risk of rising interest rates and fluctuations in currency rates

Currency risk

Currency risks arise from the multi-currency cash flows within Songa Offshore. The Songa Group is exposed to foreign currency risks related to its operations. Songa Offshore’s rig operating expenses, as well as its G&A costs, are largely NOK-denominated. The Songa Encourage and Songa Enabler day rates are partly paid in NOK to provide a natural currency hedge, while for the other rigs the day rates are paid in USD only. In order to manage its NOK exposure, Songa Offshore is actively using hedging instruments. The Songa Equinox and Songa Endurance day rates are denominated in USD.

Contracts are entered into when the Songa Group finds it in line with the overall foreign exchange risk strategy. The Songa Group also enters into derivative agreements to mitigate the risk of exchange rate fluctuations.

Interest rate risk

Changes in interest rates on interest bearing receivables and floating rate debt in different currencies create interest rate risk. The objective of Songa Offshore’s interest rate risk management is to manage its exposure to the impact of changes in interest rates in the currencies in which debt is borrowed.

The Songa Group is exposed to fluctuations in floating interest rates. The risk is managed by maintaining an appropriate mix between fixed and floating rate borrowings and by the use of financial instruments to mitigate risk associated with fluctuations in interest. Specifically, the Songa Group manages its cash flow interest rate risk by using floating-to-fixed interest rate swaps. Under these swaps, the Songa Group agrees with financial institutions to exchange, at specific interval (mainly quarterly), the difference between fixed contract rates and floating rate interest amounts calculated by reference to the agreed notional principal amounts.

See also “Notes to Songa Offshore’s Consolidated Financial Statements—Note 5—Financial risk management,” included elsewhere in this Prospectus, for further information on quantitative and qualitative information on the identified financial risks.

CAPITALIZATION AND INDEBTEDNESS

The information presented below should be read in conjunction with the other parts of this Prospectus, in particular the sections titled “Summary Selected Financial Data of Transocean” and “Selected Financial Information of Transocean” and the Financial Statements and Interim Financial Information and the notes related thereto, incorporated by reference in this Prospectus.

Capitalization

The following table sets forth information derived from the Group’s unaudited consolidated financial statements with respect to its capitalization as of September 30, 2017 on a historical basis and on an as adjusted basis to reflect the contemplated Combination as if it had been completed on September 30, 2017.  The Group will account for the contemplated Combination using the acquisition method of accounting, pursuant to which it will record the consideration transferred, assets acquired and liabilities assumed at fair value, measured as of the acquisition date. The adjustments for the Songa Offshore acquisition are based on Songa Offshore’s financial position and will change based on actual balances of the assets and liabilities outstanding as of the acquisition date.

(In USD million)	As of September 30, 2017 (unaudited)		Adjustments for the Songa Offshore acquisition (unaudited)	As adjusted (unaudited)
Indebtedness
Total current debt	807		1,771	2,570
Guaranteed	—		—	—
Secured	219		1,738	1,957
Unguaranteed/unsecured	580		33	613

Total non-current debt	6,501		515	7,016
Guaranteed	—		—	—
Secured	1,319		—	1,319
Unguaranteed/unsecured	5,182		515	5,697

Total indebtedness	7,300		2,286	9,586

Equity
Share capital	37		7	44
Additional paid-in capital	11,020		1,059	12,079
Other reserve	—		—	—
Retained earnings	2,040		—	2,040
Noncontrolling interests	4		—	4
Total shareholders’ equity	12,803	†	1,066	13,869

Total capitalization	21,103		3,352	23,455

† Please note that the equity components above do not sum to this total because the table does not include accumulated other comprehensive income, which is a component of equity.

Certain of the Company’s wholly owned subsidiaries have issued notes that are secured by the assets and earnings of the subsidiary issuers, including the assets and earnings associated with the ultra deepwater floaters Deepwater Thalassa, Deepwater Proteus and Deepwater Conqueror and certain related assets.

Additionally, the Group has certain cash accounts and investments that were subject to restrictions due to collateral requirements, legislation, regulation or court order. At September 30, 2017, the carrying amount of such restricted cash accounts and investments was USD 503 million.

The following adjustments have been made in the table above:

•	Indebtedness: adjustment of USD 2.29 billion
o

Increase of USD 1.77 billion related to the assumption of Songa Offshore indebtedness, measured at fair value, as if the contemplated Combination were completed on September 30, 2017. Approximately USD 1.70 billion of such indebtedness includes change of control provisions, which provide for acceleration of the maturity, for which Transocean expects to negotiate a waiver and extension of the stated maturities.  Approximately USD 65 million of such indebtedness is expected to be repaid and retired in separate transactions following the completion of the contemplated Combination.

o

Increase of USD 515 million related to the estimated debt component resulting from the issuance of USD 857 million aggregate principal amount of the Exchangeable Bonds, as if the contemplated Combination were completed on September 30, 2017. Approximately USD 576 million aggregate principal amount of such Exchangeable Bonds are expected to be issued in the Offer, assuming that (i) all outstanding SONG07 convertible bonds and Songa Offshore warrants are converted to and exercised for Songa Shares and tendered in the Offer, (ii) the acceleration of vesting and settlement of all restricted stock units issued under the Songa Offshore Long-Term Incentive Plan in Songa Shares that are subsequently tendered in the Offer, (iii) 100% of Songa Offshore shareholders accept the Offer and (iv) no Songa shareholder elects the Cash Election. Approximately USD 281 million aggregate principal amount of such Exchangeable Bonds are expected to be issued to purchase certain outstanding Songa Offshore indebtedness in connection with the Combination as described in “Terms of the Offer—Refinancing of Certain Songa Offshore Indebtedness.”

•	Equity: adjustment of USD 1.07 billion
o

Increase of USD 738 million related to the issuance of 68.6 million Consideration Shares as if the contemplated Combination had been completed on September 30, 2017, assuming that (i) all outstanding SONG07 convertible bonds and Songa Offshore warrants are converted to and exercised for Songa Shares and tendered in the Offer, (ii) the acceleration of vesting and settlement of all restricted stock units issued under the Songa Offshore Long-Term Incentive Plan in Songa Shares that are subsequently tendered in the Offer, (iii) 100% of  Songa Offshore shareholders accept the Offer and (iv) no Songa shareholder elects the Cash Election.

o	Increase of USD 328 million related to the estimated equity component resulting from the issuance of the Exchangeable Bonds as if the contemplated Combination were completed on September 30, 2017.

Indebtedness

The following table sets forth information about the Group’s unaudited net indebtedness as of September 30, 2017 on a historical basis and on an as adjusted basis to reflect the contemplated Combination as if it had been completed on September 30, 2017.  The Group will account for the contemplated Combination using the acquisition method of accounting, pursuant to which it will record the consideration transferred, assets acquired and liabilities assumed at fair value, measured as of the acquisition date.  The adjustments for the Songa Offshore acquisition are based on Songa Offshore’s financial position and will change based on actual balances of the assets and liabilities outstanding as of the acquisition date.

Net indebtedness

(In USD million)	As of September 30, 2017 (unaudited)	Adjustments for the Songa Offshore acquisition (unaudited)	As adjusted (unaudited)
(A) Cash	484	81	565
(B) Cash equivalents	2,233	—	2,233
(C) Trading securities	—	—	—
(D) Liquidity (A)+(B)+(C)	2,717	81	2,798

(E) Current financial receivables	663	119	782

(F) Current bank debt	27	1,738	1,765
(G) Current portion of non-current debt	219	—	219
(H) Other current financial debt	553	33	586
(I) Current financial debt (F)+(G)+(H)	799	1,771	2,570

(J) Net current financial indebtedness (I)-E-(D)	(2,581)	1,571	1,010

(K) Non-current bank loans	—	—	—
(L) Bonds issued	5,983	515	6,498
(M) Other non-current loans	518	—	518
(N) Non-current financial indebtedness (K)+(L)+(M)	6,501	515	7,016

(O) Net financial indebtedness (J)+(N)	3,920	2,086	6,006

(i)	Net current financial indebtedness: adjustment of USD 1.57 billion
a.	Increase of USD 85 million related to acquisition of cash and cash equivalents, net of estimated transaction costs, as if the contemplated Combination were completed on September 30, 2017.
b.	Increase of USD 119 million related to acquisition of accounts receivable as if the contemplated Combination were completed on September 30, 2017.
c.

Increase of USD 1.77 billion related to the assumption of Songa Offshore indebtedness, measured at estimated fair value, as if the contemplated Combination were completed on September 30, 2017. Approximately USD 1.70 billion of such indebtedness include change of control provisions, which provide for acceleration of the maturity, for which

Transocean expects to negotiate a waiver and extension of the stated maturities. Approximately USD 65 million of such indebtedness is expected to be repaid and retired in separate transactions following the completion of the contemplated transaction.

(ii)	Noncurrent financial indebtedness: adjustment of USD 515 million
a.	Increase of USD 515 million related to the estimated debt component resulting from the issuance of the Exchangeable Bonds as if the contemplated Combination were completed on September 30, 2017.

Contingent and Indirect Indebtedness

As at September 30, 2017 and as at the date of the Prospectus, with the exception of the following, the Company did not have any material contingent or indirect indebtedness:

Macondo Well Incident

The Company recognized a liability for the remaining estimated loss contingencies associated with litigation resulting from the Macondo well incident that the Company believes are probable and for which a reasonable estimate can be made. At September 30, 2017 and December 31, 2016, the liability for estimated loss contingencies that the Company believed were probable and for which a reasonable estimate could be made was USD 244 million and USD 250 million, respectively, recorded in other current liabilities. The remaining litigation could result in certain loss contingencies that the Company believes are reasonably possible. Although the Company has not recognized a liability for such loss contingencies, these contingencies could result in liabilities that the Company ultimately recognizes.

Working Capital Statement

The Company is of the opinion that the working capital available to the Group is sufficient for the Group’s present requirements, for the period covering at least 12 months from the date of this Prospectus.

RATIO OF EARNINGS TO FIXED CHARGES

The following table presents our historical ratio of earnings to fixed charges for the nine-month period ended September 30, 2017 and for each of the years in the five-year period ended December 31, 2016.

	Nine months ended
	September 30,	Years ended December 31,
	2017	2016	2015	2014	2013	2012
Ratio of earnings to fixed charges(1)	(2)	2.31x	2.51x	(3)	3.26x	2.05x

(1)

We have computed the ratios of earnings to fixed charges shown above by dividing earnings by fixed charges. For this purpose, “earnings” is the amount resulting from adding (i) income from continuing operations before income tax expense, (ii) fixed charges, (iii) amortization of capitalized interest, and (iv) distributed earnings of unconsolidated affiliates; and then subtracting (a) capitalized interest, (b) equity in earnings or losses of unconsolidated affiliates, and (c) the noncontrolling interest in pre-tax income of subsidiaries that have not incurred fixed charges. “Fixed charges” is the amount resulting from adding (w) interest expense, (x) amortization of debt discount or premium, (y) capitalized interest and (z) and an estimate of the interest component of rent expense. Interest expense excludes interest on unrecognized tax benefits related to uncertain tax positions, as such amounts are recognized in income tax expense and are immaterial.

(2)

For the nine months ended September 30, 2017, total fixed charges exceed adjusted earnings available for payment of fixed charges by USD 3.0 billion. Adjusted earnings available for payment of fixed charges include a loss of USD 1.6 billion associated with the sale of 10 high-specification jackups and the novation of contracts relating to the construction of five high-specification jackups, together with related assets, and an aggregate loss of USD 1.5 billion primarily associated with the impairment of eight drilling units and related assets, which were classified as held for sale at the time of impairment.

(3)

For the year ended December 31, 2014, total fixed charges exceed adjusted earnings available for payment of fixed charges by USD 1.9 billion.  Adjusted earnings available for payment of fixed charges include a loss of USD 3.0 billion associated with impairment of goodwill, an aggregate loss of USD 788 million associated with the impairment of the deepwater asset group and an aggregate loss of USD 268 million associated with the impairment of 14 drilling units and related assets, which were classified as held for sale at the time of impairment.

DILUTION

Dilution refers to two distinct aspects: dilution in participation, and dilution in value. Dilution in participation refers to the effect the issuance of new Shares has on the individual percentage of shareholding of the existing Transocean shareholders. Dilution in value refers to the effect the issuance of new Shares at a certain issue price has on the value of the shareholders’ equity of Transocean per share at a certain point in time.

The table below sets forth the calculation of dilution assuming the issuance of Shares in the Offer and other transactions to be completed in connection with the Combination, using the following assumptions:

•

the issuance of approximately 68.6 million Shares as Consideration Shares and approximately USD [●] million aggregate principal amount of Exchangeable Bonds in the Offer (which assumes that (i) all outstanding SONG07 convertible bonds and Songa Offshore warrants are converted to and exercised for Songa Shares and tendered in the Offer, (ii) the acceleration of vesting and settlement of all restricted stock units issued under the Songa Offshore Long-Term Incentive Plan in Songa Shares that are subsequently tendered in the Offer, (iii) 100% of  Songa Offshore shareholders accept the Offer and (iv) no Songa shareholder elects the Cash Election), based upon an exchange ratio of 0.35724 Shares to be issued for each tendered Songa Share;

•	the issuance of approximately USD [●] million aggregate principal amount of Exchangeable Bonds to purchase certain outstanding Songa Offshore indebtedness in connection with the Combination; and
•	no additional capital increase by Songa Offshore is made after September 30, 2017.

Calculation of Dilution
Prior to the Combination	Transocean	Songa Offshore
	(in millions, except per share data)
Book value of equity attributable to the shareholders (net book value) as of September 30, 2017	$12,799	$820.3
Number of shares issued as of September 30, 2017	394.8	137.6
Proportionate book value of equity of the shareholders (net book value) per share	32.42	$5.96
Number of shares issued and outstanding as of September 30, 2017(1)	391.2	137.6
Proportionate book value of equity of the shareholders (net book value) per share excluding shares held by the Group	$32.72	$5.96
Calculation of number of Shares to be issued
Number of Shares to be issued in the Offer		68.6
Number of Shares issuable upon exchange of Exchangeable Bonds to be issued to purchase certain outstanding Songa Offshore indebtedness in connection with the Combination		27.4
Number of Shares issuable upon exchange of Exchangeable Bonds to be issued in the Offer		56.0
Proportionate book value of equity attributable to the shareholders (net book value) per Share after completion of the Offer
Proportionate book value of equity attributable to the shareholders (net book value) per Share	$—	—
Decrease in proportional book value of equity attributable to the shareholders (net book value) per Share	$—	—
Dilution of the shareholding percentage of Transocean shareholders(2)	28.1%	—

(1)	Disregarding shares held by the Group or any changes in the number of issued shares after September 30, 2017, except for the capital increase creating the consideration for the tendered Songa Shares.
(2)

Dilution of the shareholding percentage of current Transocean shareholders is calculated as the change in ownership from 100 percent prior to the Combination to 71.9 percent after completion of the Combination.

SELECTED FINANCIAL DATA OF TRANSOCEAN

The selected financial data as of December 31, 2016 and 2015 and for each of the three years in the period ended December 31, 2016 have been derived from the audited consolidated financial statements included in “Item 8. Financial Statements and Supplementary Data” of Transocean’s 2016 Annual Report. The selected financial data as of December 31, 2014, 2013 and 2012, and for each of the two years in the period ended December 31, 2013 have been derived from Transocean’s accounting records. The selected financial data as of September 30, 2017 and for the nine-month periods ended September 30, 2017 and 2016 have been derived from the unaudited condensed consolidated financial statements included in “Item 1. Financial Statements” of Transocean’s 3Q17 Quarterly Report.

The selected financial data should be read in conjunction with the sections titled “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the audited consolidated financial statements and the notes thereto included under “Item 8. Financial Statements and Supplementary Data” of the 2016 Annual Report, “Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the unaudited condensed consolidated financial statements and notes thereto included in “Item 1. Financial Statements” of the 3Q17 Quarterly Report and Transocean’s financial statements and related notes and other financial information incorporated by reference in this Prospectus.

	Nine months ended
	September 30,		Years ended December 31,
	(unaudited)
	2017	2016	2016(1)	2015	2014(2)	2013	2012
	(In millions of U.S. dollars, except per share data)
Statement of operations data
Operating revenues	$2,344	$3,187	$4,161	$7,386	$9,185	$9,246	$8,942
Operating income (loss)	(2,516)	816	1,132	1,365	(1,347)	2,203	1,588
Income (loss) from continuing operations	(2,995)	570	827	895	(1,880)	1,428	765
Net income (loss)	(2,995)	570	827	897	(1,900)	1,437	(278)
Net income (loss) attributable to controlling interest	(3,016)	535	778	865	(1,839)	1,434	(291)

Per share earnings (loss) from continuing operations
Basic	$(7.72)	$1.44	$2.08	$2.36	$(5.02)	$3.92	$2.11
Diluted	(7.72)	1.44	2.08	2.36	(5.02)	3.92	2.11

Balance sheet data (at end of period)
Total assets	$22,441		$26,889	$26,431	$28,676	$32,759	$34,534
Debt due within one year	799		724	1,093	1,032	323	1,365
Long-term debt	6,501		7,740	7,397	9,019	10,329	11,035
Total equity	12,803		15,805	15,000	14,104	16,719	15,803

Other financial data
Cash provided by operating activities	$887	$1,278	$1,911	$3,445	$2,220	$1,918	$2,708
Cash used in investing activities	(46)	(1,056)	(1,313)	(1,932)	(1,828)	(1,658)	(389)
Cash provided by (used in) financing activities	(1,176)	(27)	115	(1,809)	(1,000)	(2,151)	(1,202)
Capital expenditures	386	1,072	1,344	2,001	2,165	2,238	1,303
Distributions of qualifying additional paid-in capital	—	—	—	381	1,018	606	276

Per share distributions of qualifying additional paid-in capital	—	—	—	1.05	2.81	1.68	0.79

(1)

In December 2016, as contemplated by the 2016 Agreement and Plan of Merger, Transocean Partners and one of our subsidiaries completed the merger, with Transocean Partners becoming a wholly owned indirect subsidiary of Transocean. Each Transocean Partners common unit that was issued and outstanding immediately prior to the closing, other than units held by Transocean and its subsidiaries, was converted into the right to receive 1.20 of our shares. To complete the merger, we issued 23.8 million shares from conditional capital.

(2)

In August 2014, Transocean completed an initial public offering to sell a noncontrolling interest in Transocean Partners, which was formed on February 6, 2014, by Transocean Partners Holdings Limited, a Cayman Islands company and our wholly owned subsidiary.

SELECTED FINANCIAL DATA OF SONGA OFFSHORE

The following table sets forth selected historical consolidated financial information for Songa Offshore. The selected consolidated financial data of Songa Offshore as of and for the year ended December 31, 2016 has been derived from the Songa Consolidated Financial Statements included elsewhere in this Prospectus, which have been prepared in accordance with IFRS, as issued by the IASB. The selected consolidated financial data of Songa Offshore as of December 31, 2015 and for each of the two years in the period then ended has been derived from Songa Offshore’s unaudited consolidated financial statements included in this Prospectus, which have been prepared in accordance with IFRS, as issued by the IASB. The financial information presented of Songa Offshore as of December 31, 2014, 2013 and 2012, and for each of the two years in the period ended December 31, 2013 has been derived from the accounting records of Songa Offshore.

The financial information presented for Songa Offshore is not directly comparable to the financial data of Transocean because Transocean’s consolidated financial statements have been prepared in accordance with U.S. GAAP. The selected historical consolidated financial information of Songa Offshore as of September 30, 2017 and for the nine-month periods ended September 30, 2017 and 2016 have been derived from the unaudited interim condensed consolidated financial statements of Songa Offshore included elsewhere in this Prospectus, which have been prepared in accordance with IFRS, as issued by the IASB. The unaudited financial statements include all adjustments, consisting of normal recurring accruals, which Songa Offshore considers necessary for a fair presentation of the financial position and the results of operations for these periods. The selected historical consolidated financial information of Songa Offshore presented below is not necessarily indicative of the results of operations or financial condition that may be expected for any future period or date. The selected historical consolidated financial information presented below should be read in conjunction with Songa Offshore’s audited consolidated financial statements and unaudited interim condensed consolidated financial statements and notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Songa Offshore” included in this Prospectus.

	Nine months ended September 30,		Years ended December 31,
	(unaudited)			(unaudited)
	2017	2016	2016(1)	2015	2014	2013	2012
	(In millions of U.S. dollars, except per share data)
Income statement data
Total revenue	$509	$566	$753	$513	$495	$562	$585
Operating expenses(2)	(213)	(223)	(303)	(231)	(298)	(350)	(394)
Depreciation	(138)	(132)	(177)	(126)	(114)	(140)	(124)
Impairment	(7)	(118)	(145)	(521)	(65)	(92)	(330)
Profit (loss) before tax	37	(13)	(47)	(432)	(57)	(102)	(295)
Income tax (expense) credit	(1)	2	(41)	(37)	—	(57)	(10)
Profit (loss) for the year	36	(11)	(88)	(470)	(57)	(159)	(305)
Earnings (loss) per share, basic(3)	0.30	(0.17)	(1.12)	(44.25)	(5.38)	(0.74)	(1.59)
Earnings (loss) per share, diluted(3)	0.21	(0.17)	(1.12)	(44.25)	(5.38)	(0.74)	(1.59)
Weighted average number of shares at year end (000)(3)	122,302	66,637	78,239	10,616	10,524	216,319	191,660

(1)

Songa Offshore's audited consolidated financial statements as of and for the year ended December 31, 2016 have been adjusted for the effects of the restatement more fully described in note 3 to the Songa Consolidated Financial Statements included in this Prospectus.

(2)	Operating expenses includes general and administrative expenses and reimbursable costs for the period presented.
(3)

Songa Offshore performed a 100:1 reverse share split on December 12, 2016. The share split was retrospectively applied to the 2015 and 2014 unaudited annual comparative periods presented in the Songa Consolidated Financial Statements included elsewhere in this Prospectus. The reserve share split affects comparability of the basic and diluted EPS between years. Refer to Note 13 “Earnings per share” and Note 20 “Issued capital” of the Songa Offshore 2016 consolidated financial statements included elsewhere in this Prospectus for further information on the reverse share split and earnings per share calculation.

	Nine months ended
	September 30,	Years ended December 31,
	(unaudited)		(unaudited)
	2017	2016(1)	2015	2014	2013	2012
	(In millions of U.S. dollars, except per share data)
Balance sheet data
Cash and cash equivalents	$125	$176	$168	$236	$440	$38
Rigs, machinery and equipment	2,972	3,092	1,964	1,063	1,028	1,372
Newbuilds	—	—	869	731	583	507
Current assets	261	305	295	332	743	748
Current liabilities	(332)	(377)	(445)	(391)	(512)	(715)
Working capital	(71)	(72)	(150)	(59)	231	33

Total liabilities	$(2,427)	$(2,652)	$(2,677)	$(1,271)	$(1,358)	$(1,792)
Total assets	3,247	3,412	3,250	2,307	2,439	2,739
Total equity	820	760	573	1,036	1,081	947

Cash flow from operating activities	$221	$318	$144	$42	$46	$306
Cash flow (used in)/from investing activities	(23)	(595)	(1,649)	(126)	367	(735)
Cash flow (used in)/from financing activities	(235)	329	1,374	(113)	(19)	381

(1)

Songa Offshore’s audited consolidated financial statements as of and for the year ended December 31, 2016 have been adjusted for the effects of the restatement more fully described in note 3 to the Songa Consolidated Financial Statements included in this Prospectus.

DIVIDENDS AND DIVIDEND POLICY

Dividend Policy

In deciding whether to propose a dividend and in determining the dividend amount to propose to the general meeting of shareholders for distribution, the Transocean Board will take into account applicable legal restrictions, as set out in the Swiss Code of Obligations (see the section below “—Legal Constraints on the Distribution of Dividends”), the Company’s capital requirements, including capital expenditure requirements, its financial condition, general business conditions and any restrictions that its contractual arrangements in place at the time of the dividend may place on its ability to pay dividends and the maintenance of appropriate financial flexibility.

The Transocean Board may also propose to the general meeting of shareholders a distribution through par value reductions or out of qualifying additional paid-in capital as shown on the Company’s standalone Swiss statutory financial statements. The amount of par value available for the Company to use for par value reductions or the amount qualifying additional paid-in capital available for the Company to pay out as distributions is limited. If the Company is unable to make a distribution through a reduction in par value, or out of qualifying additional paid-in capital as shown on the Company’s standalone Swiss statutory financial statements, the Company may not be able to make distributions without subjecting its shareholders to Swiss withholding taxes.

The Company may also make distributions by repurchasing Shares under the share repurchase program, approved by the general meeting of shareholders in 2009 and pursuant to which the Company may repurchase Shares of up to CHF 3.5 billion for cancellation.

There can be no assurance that a dividend will be proposed or declared in any given period. If a dividend is proposed or declared, there can be no assurance that the dividend amount or yield will be as contemplated above.

Dividend History

The Company has paid the following dividends from and including 2013 and to the date of this Prospectus:

Year	Dividends paid in USD per share	Aggregate dividends paid in USD Million
2013 (based on financial year 2012)	1.68	606
2014 (based on financial year 2013)	2.81	1,018
2015 (based on financial year 2014)	1.05	381
2016 (based on financial year 2015)	None	None
2017 (based on financial year 2016)	None	None

The dividends paid from 2013 to 2017, if any, have been paid out of the Company’s capital contribution reserves (by way of a release and allocation of general legal reserves from capital contribution to dividend reserve from capital contribution).

Legal Constraints on the Distribution of Dividends

Swiss companies must maintain a separate company, standalone Swiss statutory balance sheet for the purpose of, among other things, determining the amounts available for the return of capital to shareholders, including by way of a distribution of dividends.

Under Swiss law, dividends may be paid out only if a company has sufficient distributable profits from the previous financial year, or if it has freely distributable reserves, each as will be presented on the Company’s audited annual Swiss standalone statutory balance sheet. The Company’s auditor must confirm that a proposal made by the Transocean Board to shareholders regarding the appropriation of available earnings confirms to the requirements of the Swiss Code of Obligations and the Articles of Association. Payments out of a company’s share capital (in other words, the aggregate par value of the registered share capital of the Company) in the form of dividends are not allowed; however, payments out of registered share capital may be made by way of a capital reduction (see “Description of Shares—Rights of Redemption and Repurchase of Shares”).

Under the Swiss Code of Obligations, if a company’s general reserves amount to less than 20% of the share capital recorded in the commercial register (i.e., 20% of the aggregate par value of the registered capital), then at least 5% of the annual profit must be retained as general reserves. The Swiss Code of Obligations and the Articles of Association permit to accrue additional general reserves.

In addition, companies are required to create a special reserve on the audited annual standalone Swiss statutory balance sheet in the amount of the purchase price of shares repurchased by a company or its subsidiaries or predecessors, which amount may not be used for dividends or subsequent repurchases.

Dividends are usually due and payable the day after the shareholders have passed a resolution approving the payment, but shareholders may also resolve at the annual general meeting of shareholders to pay dividends in quarterly or other installments. The Company’s auditor must confirm that a proposal made by the Transocean Board to shareholders regarding the appropriation of available earnings confirms to the requirements of the Swiss Code of Obligations and the Company’s Articles of Association. Dividends that have not been claimed within five years after the due date become the property of the Company and are allocated to the general reserves.

Dividends paid are subject to Swiss federal withholding tax (except if paid out of reserves from capital contributions (Reserven aus Kapitaleinlagen), all or part of which can potentially be reclaimed under the relevant tax rules in Switzerland or double taxation treaties concluded between Switzerland and foreign countries. Distributions of cash or property that are based upon a capital reduction are not subject to Swiss federal withholding tax.

Dividends, if declared by the Company, are expected to be declared, subject to applicable limitations under Swiss law, in U.S. dollars, or in Swiss francs, and shareholders may be given the right to elect to be paid any such dividends in U.S. dollars or Swiss francs. Other distributions must be declared in Swiss francs; however, shareholders may be provided with the option to elect to be paid in U.S. dollars or Swiss francs.

DESCRIPTION OF SHARES

The following is a summary of material information relating to the Shares and share capital of the Company and certain other shareholder matters, including summaries of certain provisions of the Company’s Articles of Association and applicable Swiss law in effect as at the date of this Prospectus. The summary does not purport to be complete and is qualified in its entirety by the Company’s Articles of Association and applicable law.

Description of the Shares and Share Capital

As of October 31, 2017, the share capital of the Company registered in the commercial register was 39,480,199 Swiss francs, divided into 394,801,990 shares, par value CHF 0.10 each.

The Company has one class of shares. The issued Shares are fully paid, non-assessable, and rank pari passu with each other and all other Shares. Each Share has one voting right attached to it. The Company’s Shares are registered in book-entry form in DTC under the ISIN CH0048265513.

As of October 31, 2017, the Company and its subsidiaries directly and indirectly owned 3,588,666 Shares in the Company.

The Company’s Transfer Agent and Registrar is:

Computershare Limited

P.O. Box 30170

College Station, TX 77842‑3170

United States

Stock Exchange Listing

The Shares are listed on the NYSE under the symbol “RIG.” The Consideration Shares and all shares issuable upon exchange of the Exchangeable Bonds will be listed on NYSE upon issue.

Share Capital History

As of January 1, 2016, the Company had a total number of 373,830,649 Shares, with a nominal value of CHF 15 each and an aggregate nominal value of CHF 5,607,459,735. In addition, the Company had, as of January 1, 2016, an authorized share capital of CHF 5,607,459,735 corresponding to 373,830,649 Shares, and a conditional share capital of CHF 2,514,264,735, corresponding to 167,617,649 Shares.

As of December 31, 2016, the Company had a total number of 370,967,382 Shares, with a nominal value of CHF 0.10 each and an aggregate nominal value of CHF 37,096,739.20. In addition, the Company had, as of December 31, 2016, an authorized share capital of 2,225,804.30, corresponding to 22,258,043 Shares, and a conditional share capital of CHF 16,761,764.90, corresponding to 167,617,649 Shares.

For a description of the authorized share capital and the conditional share capital, see the sections below “—Authorized Share Capital” and “—Conditional Share Capital.”

The table below shows the development in the Company’s share capital for the period between January 1, 2014 and October 31, 2017:

Date	Type of change	Capital increase/ decrease (CHF)	Number of Shares issued/ (cancelled)	Total number of Shares	Par value (CHF)	Price per Share (CHF)	New share capital (CHF)
May 12, 2016(1)	Capital reduction	(5,570,362,996.80)	(2,863,267)	370,967,382	0.10	n/a	37,096,738.20
February 8, 2017(2)	Conditional Capital increase	2,383,460.80	23,834,608	394,801,990	0.10	13.43(3)	39,480,199.00

(1)

On October 29, 2015, the general meeting of shareholders resolved upon a capital reduction of the Company and reduced the nominal value per Share from CHF 15 to CHF 0.10. The capital reduction was applied to reduce the balance sheet loss by an amount of CHF 3,750,000,000 and to the creation of capital reserves by an amount of CHF 1,820,076,670.10. Further, a total number of 2,863,267 treasury Shares were cancelled.

(2)	Registration with the commercial register of Shares issued out of conditional capital during financial year 2016.
(3)	This amount is the CHF equivalent of the original share issue price of USD 13.35 per Share (by application of the USD/CHF exchange rate published by SIX Swiss Exchange Ltd on December 6, 2016).

Ownership Structure

As at October 31, 2017, the Company had 6,052 shareholders of record. All Shares have the same voting rights.

If a person’s, entity’s or consolidated group’s proportion of the total issued shares and/or rights to shares in a company listed on the NYSE reaches, exceeds or falls below the 5% threshold of the share capital or the voting rights of that company, the person, entity or group in question has an obligation under Section 13 of the U.S. Exchange Act to notify the SEC and the issuer of such change in ownership on a disclosure statement by filing the appropriate documentation with the SEC. The same applies if the disclosure threshold is passed due to other circumstances, such as a change in a company’s share capital.

For additional information on the ownership of the Company shares, see “Beneficial Ownership of Transocean Shares.”

The Company is not aware of any persons or entities who, directly or indirectly, jointly or severally, will exercise or could exercise control over the Company following completion of the Offer. The Company is not aware of any arrangements the operation of which may at a subsequent date result in a change of control of the Company.

Authorization to Increase the Share Capital and to Issue Shares

Authorized Share Capital

The Transocean Board is authorized to issue new shares at any time during a two-year period ending May 12, 2018 and thereby increase the share capital, without shareholder approval, by a maximum amount of 5.64% of the share capital registered in the commercial register, which is CHF 2,225,804.30 or 22,258,043 Shares. After the expiration of this initial two-year period, and each subsequent two-year period, if any, authorized share capital will be available to the Transocean Board for issuance of additional shares only if the authorization is reapproved by the shareholders. The authorized share capital of the Company expires on May 12, 2018.

The Transocean Board determines the time of the issuance, the issuance price, the manner in which the new Shares have to be paid in, the date from which the new Shares carry the right to dividends and, subject to the provisions of the Articles of Association, the conditions for the exercise of the pre-emptive rights with respect to the issuance and the allotment of pre-emptive rights that are not exercised. The Transocean Board may allow pre-emptive rights that are not exercised to expire, or it may place such rights or Shares, the pre-emptive rights in respect of which have not been exercised, at market conditions or use them otherwise in the interest of the Company.

Under the authorized share capital, an increase of the share capital (i) by means of an offering underwritten by a financial institution, a syndicate of financial institutions or another third party or third parties, followed by an offer to the then-existing shareholders of the Company, and (ii) in partial amounts is permissible.

The Transocean Board is authorized to withdraw or limit the pre-emptive rights with respect to the issuance of Shares from authorized capital if:

•	the issue price of the new Shares is determined by reference to the market price;
•

the Shares are issued in connection with the acquisition of an enterprise or business or any part of an enterprise or business, the financing or refinancing of any such transactions or the financing of the Company’s new investment plans;

•

the Shares are issued in connection with the intended broadening of the shareholder constituency of the Company in certain financial or investor markets, for the purposes of the participation of strategic partners, or in connection with the listing of the Shares on domestic or foreign stock exchanges;

•

in connection with a placement or sale of Shares, the grant of an over-allotment option of up to 20% of the total number of Shares in a placement or sale of Shares to the initial purchasers or underwriters; or

•	for the participation of directors, employees, contractors, consultants and other persons performing services for the benefit of the Company.

The new Shares shall be subject to the limitations for registration in the share register pursuant to Articles 7 and 9 of the Company’s Articles of Association.

Conditional Share Capital

The Articles of Association provide for a conditional share capital that allows the issuance by the Company of additional Shares up to a maximum amount of 36.42% of the share capital registered in the commercial register, which is CHF 14,378,304.10, or 143,783,041 Shares, without obtaining additional shareholder approval. These Shares may be issued through:

•

the exercise of conversion, exchange, option, warrant or similar rights for the subscription of Shares (the “Rights”) granted to third parties or shareholders in connection with bonds, options, warrants or other securities newly or already issued in national or international capital markets or new or already existing contractual obligations by or of the Company or any of its subsidiaries or any of its respective predecessors (the “Rights-Bearing Obligations”); or

•

the issuance of Shares or Rights-Bearing Obligations to directors, employees, contractors, consultants or other persons providing services (the “Beneficiaries”) to the Company or its subsidiaries or any of its respective predecessors.

The pre-emptive rights of shareholders are excluded in connection with the issuance of Rights-Bearing Obligations by the Company, one of its group companies or any of their respective predecessors.

The Transocean Board is authorized to withdraw or limit the advance subscription rights of shareholders in connection with the issuance by the Company or one of its group companies of Rights-Bearing Obligations if the issuance is for purposes of the acquisition of an enterprise or business, the financing or refinancing of any such transactions, or if the issuance occurs in national or international capital markets or through a private placement.

If the advance subscription rights are withdrawn or limited:

•	the Rights-Bearing Obligations shall be issued or entered into at market conditions;
•

the conversion, exchange or exercise price of the Rights-Bearing Obligations shall be set with reference to the market conditions prevailing at the date on which the instruments or obligations are issued or entered into; and

•	the Rights-Bearing Obligations may be converted, exercised or exchanged during a maximum period of 30 years from the date of the relevant issuance or entry.

The pre-emptive rights and the advance subscription rights of shareholders shall be excluded in connection with the issuance of any Shares or Rights-Bearing Obligations to Beneficiaries. Shares or Rights-Bearing Obligations shall be issued to Beneficiaries in accordance with one or more benefit or incentive plans of the Company. Shares may be issued to any of such persons at a price lower than the current market price quoted on the stock exchange on which the Shares are traded, but at least at par value.

The new Shares acquired through the exercise of Rights in connection with Rights-Bearing Obligations and the issuance of Shares to are subject to the limitations for registration in the share register pursuant to Articles 7 and 9 of the Articles of Association.

Authorization to Acquire Treasury Shares

The Swiss Code of Obligations limits the Company’s ability to hold or repurchase Shares. The Company and its subsidiaries may only repurchase Shares if and to the extent that sufficient freely distributable reserves are available, as described above in “Dividends and Dividend Policy—Legal Constraints on the Distribution of Dividends.” The aggregate par value of all Shares held by the Company and its subsidiaries may not exceed 10% of the registered share capital. However, the Company may repurchase its own Shares beyond the statutory limit of 10% if the shareholders have passed a resolution at a general meeting of shareholders authorizing the Transocean Board to repurchase Shares in an amount in excess of 10% and the repurchased Shares are dedicated for cancellation. Any Shares repurchased pursuant to such an authorization will then be cancelled at the next general meeting upon the approval of shareholders holding a majority of the Shares represented at the general meeting. Repurchased Shares held by the Company or its subsidiaries do not carry any rights to vote at a general meeting of shareholders but are entitled to the economic benefits generally associated with the Shares.

Other Financial Instruments Related to Shares

Other than as described under “Compensation Discussion and Analysis” of the 2017 Annual General Meeting proxy statement, neither the Company nor any of its subsidiaries has issued any options, warrants, convertible loans or other instruments that would entitle a holder of any such instrument to subscribe for any shares in the Company or the subsidiaries.

Shareholder Rights

The Company has one class of Shares in issue and, in accordance with the Swiss Code of Obligations,  all Shares in that class provide equal rights in the Company, including the right to any dividends. Each of the Company’s Shares carries one vote. The rights attaching to the Shares are described in the sections below “—Summary of the Company’s Articles of Association” and “—Certain Aspects of Swiss Corporate Law.”

Summary of the Company’s Articles of Association

The Company’s Articles of Association are incorporated by reference herein. Below is a summary of provisions of the Articles of Association.

The Company’s Articles of Association have originally been adopted on August 14, 2008 and amended twelve times (i.e., on December 19, 2008, May 14, 2010, May 13, 2011, November 29, 2011, December 4, 2011, May 30, 2012, August 16, 2013, May 16, 2014, September 22, 2014, October 29, 2015, May 12, 2016 and February 8, 2017). The version of the Articles of Association currently in force was adopted on February 8, 2017.

Purpose of the Company

Pursuant to Article 2 of the Company’s Articles of Association, the purpose of the Company is to acquire, hold, manage, exploit and sell, whether directly or indirectly, participations in businesses in Switzerland and abroad, in particular in businesses that are involved in offshore contract drilling services for oil and gas wells, oil and gas drilling management services, drilling engineering services and drilling project management services and oil and gas exploration and production activities, and to provide financing for this purpose. The Company may acquire, hold, manage, mortgage and sell real estate and intellectual property rights in Switzerland and abroad.

The Company may engage in all types of transactions and may take all measures that appear appropriate to promote the purpose of the Company or that are related thereto.

Place of Incorporation

The Company’s place of incorporation is in Steinhausen, Canton of Zug, Switzerland.

Shares

As of October 31, 2017, the share capital of the Company registered with the commercial register is CHF 39,480,199 and is divided into 394,801,990 fully paid shares. Each registered share has a par value of CHF 0.10. The Company has not issued any participation certificates or profit sharing certificates.

For information on the authorized and conditional share capital of the Company and the conditions under which Shares may be issued under the authorized and conditional share capital of the Company, please see the sections above “—Authorized Share Capital” and “—Conditional Share Capital,” respectively.

According to Swiss law, an ordinary increase in the share capital where pre-emptive rights of shareholders are safeguarded requires the affirmative vote of the majority of the shares represented and voting at the general meeting of shareholders. An ordinary increase in the share capital where pre-emptive rights of shareholders are withdrawn requires the affirmative vote of at least two-thirds of the votes attached to, and the absolute majority of the par value of, the shares, each as present or represented at a general meeting of shareholders. An (i) authorized or conditional increase in the Company’s share capital, (ii) an increase in the share capital through the conversion of capital surplus, contribution in kind or for purposes of an acquisition of assets, (iii) the limitation or withdrawal of pre-emptive rights or (iv) the granting of special privileges requires the approval of at least two-thirds of the votes attached to, and the absolute majority of the par value of, the shares, each as present or represented at a general meeting of shareholders. In addition, the Articles of Association require a presence quorum for the adoption of any of the above resolutions of at least the majority of all the Shares entitled to vote at the time when the general meeting of shareholders proceeds to business.

Variation of Rights

According to the Articles of Association, the approval of at least two-thirds of the votes attached to, and the absolute majority of the par value of, the Shares, each as present or represented at a general meeting of shareholders, are required for resolutions with respect to the (i) creation and the cancelation of Shares with privileged voting rights, (ii) the restriction on the transferability of Shares and the cancelation of such restriction, (iii) the restriction on the exercise of the right to vote and the cancelation of such restriction and (iv) the conversion of Shares into bearer shares and vice versa. In addition, the adoption of any of the above-mentioned resolutions requires a quorum of at least the majority of all the Shares entitled to vote at the time when the general meeting of shareholders proceeds to business.

The above-mentioned quorum requirements and the majority required for the conversion of Shares into bearer shares (and vice versa) exceed the requirements of the Swiss Code of Obligations, pursuant to which no presence quorum is required at all and the affirmative vote of at least the majority of the Shares represented at the general meeting of shareholders is sufficient for the conversion of Shares into bearer shares (and vice versa).

Board of Directors

The Transocean Board shall consist of no less than two and no more than 11 members.

Transfer of Shares and Restrictions on Transfer

So long as and to the extent that the Shares are intermediated securities (Bucheffekten) within the meaning of the Swiss Intermediated Securities Act, (i) any transfer of Shares is effected by a corresponding entry in the securities deposit account of a bank or a depository institution, (ii) no Shares can be transferred by way of assignment, and (iii) a security interest in any Share cannot be granted by way of assignment.

The Company maintains or causes a third party to maintain the share register and enters the full name, address and nationality (in the case of legal entities, the company name and registered office) of the shareholders and usufructuaries therein. A person recorded in the share register must notify the share registrar of any changes of address. Until such notification occurs, all written communication from the Company to persons entered in the share register are deemed to have been validly made if sent to the relevant address recorded in the share register.

Any person who acquires Shares may submit a request to the Company to be entered into the share register as a shareholder with voting rights, provided such person expressly declares to the Company that it has acquired and holds such Shares in its own name for its own account. The Transocean Board may record nominees who hold Shares in their own name, but for the account of third parties, as shareholders of record with voting rights in the share register of the Company. The Transocean Board may, after having heard the concerned registered shareholder or nominee, cancel entries in the share register that were based on false or misleading information with retroactive effect as of the date of the entry. The relevant shareholder shall be informed promptly of the cancellation.

General Meetings

Notice of a general meeting of shareholders shall be given by the Transocean Board no later than 20 calendar days prior to the date of the meeting. Notice of the general meeting of shareholders shall be given by way of a one-time announcement in the Swiss Official Gazette of Commerce. Shareholders of record may, in addition, be informed by ordinary mail. In addition to being required to comply with the notice provisions under the Swiss Code of Obligations, the Company is subject to the rules and regulations of the SEC that regulate the solicitation of proxies (see the section below “—Certain Aspects of Swiss Corporate Law—General Meetings”).

For further information on general meetings of shareholders, including extraordinary general meetings of shareholders, and voting rights please refer to the sections below “—Certain Aspects of Swiss Corporate Law—General Meetings” and “—Certain Aspects of Swiss Corporate Law—Voting Rights—Amendments to Articles of Association.”

Compensation of Directors and Members of Management

See the section below “—Articles of Association” for a description of the compensation of Directors and members of Management.

Disclosure of Shareholder Ownership

The Company’s Articles of Association do not have any provisions governing thresholds for disclosure of shareholdings in the Company.

Communications

The official means of publication of the Company is the Swiss Official Gazette of Commerce. Written communications by the Company to its shareholders shall be sent by ordinary mail to the last address of the shareholder or authorized recipient recorded in the share register.

Past Contributions in Kind

In connection with the capital increase of December 19, 2008 and in accordance with the contribution in kind agreement as of December 18, 2008, the Company acquired 319,228,632 ordinary shares of TINC. The shares of TINC were acquired for a total value of CHF 16,476,107,961.80. As consideration for this contribution, the Company issued to an exchange agent, acting for the account of the holders of ordinary shares of TINC outstanding immediately prior to the completion of the contribution in kind agreement and in the name and the account of TINC, a total of 335,228,632 fully paid shares with a total par value of CHF 5,028,429,480. The difference between the aggregate par value of the issued Shares and the total value of CHF 11,447,678,481.80 was allocated to the reserves of the Company.

Certain Aspects of Swiss Corporate Law

General Meetings

The general meeting of shareholders is the supreme corporate body of the Company. Ordinary and extraordinary general meetings of shareholders may be held. The following powers are vested exclusively in the general meeting of shareholders:

•	adoption and amendment of the Articles of Association;
•	election of the Directors and the auditor, whereby each Director must be elected by separate vote;
•	approval of the annual report, the standalone Swiss statutory financial statements and the consolidated financial statements;
•

payments of dividends and any other distributions of capital to shareholders (excluding share repurchases below 10% of the registered share capital, to the extent that sufficient freely distributable reserves are available);

•	discharge of the Directors and members of Management from liability for business conduct during the previous financial year to the extent such conduct is known to the shareholders;
•	subject to certain exceptions, the approval of a business combination with an interested shareholder (as such terms are defined in the Articles of Association);
•	certain votes with respect to and elections in accordance with the Ordinance, such as the election of the members of the Compensation Committee and the chairman of the Transocean Board; and
•

any other resolutions that are submitted to a general meeting of shareholders pursuant to law, the Articles of Association or by voluntary submission by the Transocean Board (unless a matter is within the exclusive competence of the Transocean Board pursuant to the Swiss Code of Obligations).

Under the Swiss Code of Obligations, the Company must hold an annual, ordinary general meeting of shareholders within six months after the end of its financial year for the purpose, among other things, of approving the annual report and the consolidated and standalone Swiss statutory financial statements of the

Group and the Company, respectively, the annual election of the Directors, including the chairman of the Transocean Board and the members of the Compensation Committee.

The invitation to general meetings must be published in the Swiss Official Gazette of Commerce at least 20 calendar days prior to the relevant general meeting of shareholders. The notice of a meeting must state the items on the agenda and the proposals of the Transocean Board and of the shareholders who demanded that a shareholders meeting be held or that an item be included on the agenda and, in case of elections, the names of the nominated candidates. No resolutions may be passed at a shareholders meeting concerning agenda items for which proper notice was not given. This does not apply, however, to proposals made during a shareholders meeting to convene an extraordinary shareholders meeting or to initiate a special investigation. No previous notification will be required for proposals concerning items included on the agenda or for debates as to which no vote is taken.

In addition to being required to comply with the notice provisions under the Swiss Code of Obligations, the Company is subject to the rules of the SEC that regulate the solicitation of proxies. The Company is required to file with the SEC its proxy statement related to a general meeting of the Company’s shareholders, together with a form of proxy card used by the Company and certain other soliciting material furnished to the Company’s shareholders in connection with such meeting. The disclosure the Company is required to include in its proxy statement generally includes certain information with respect to the matters that are known by the Company to be presented for a vote at the meeting. With respect to a proxy statement for an annual general meeting, the disclosure in the proxy statement would generally include, among other things, certain information about directors, executive officers and corporate governance, executive compensation, security ownership of certain beneficial owners and management and related shareholder matters, certain relationships and related party transactions and director independence. In addition, the proxy statement will be made available to each shareholder registered in the Company’s share register as of the relevant record date.

Annual general meetings of shareholders may be convened by the Transocean Board or, under certain circumstances, by the auditor. A general meeting of shareholders can be held anywhere.

The Company expects to set the record date for each general meeting of shareholders on a date not more than 20 calendar days prior to the date of each general meeting and announce the date of the general meeting of shareholders prior to the record date.

An extraordinary general meeting may be called by the Transocean Board or, under certain circumstances, by the auditor. In addition, the Transocean Board is required to convene an extraordinary general meeting of shareholders if so resolved by the general meeting of shareholders, or if so requested by shareholders holding an aggregate of at least 10% of the Shares, specifying the items for the agenda and their proposals, or if it appears from the standalone Swiss statutory balance sheet that half of the Company’s share capital and reserves are not covered by the Company’s assets. In the latter case, the board of directors must immediately convene an extraordinary general meeting of shareholders and propose financial restructuring measures.

Under the Articles of Association, any shareholder may request that an item be included on the agenda of a general meeting of shareholders. Such shareholder may also nominate one or more directors for election. A request for inclusion of an item on the agenda must be in writing and received by the Company at least 30 calendar days prior to the anniversary date of the proxy statement in connection with the last general meeting of shareholders; provided, however, that if the date of the general meeting of shareholders is more than 15 days before or 30 days after the anniversary date of the last annual general meeting of shareholders, such request must instead be made by the tenth day following the date on which the Company has made public disclosure of the date of the general meeting of shareholders. The request must specify the relevant agenda items and motions, together with evidence of the required Shares recorded in the share register, as well as any other information as would be required to be included in a proxy statement pursuant to the rules of the SEC.

Under the Swiss Code of Obligations, a general meeting of shareholders for which a notice of meeting has been duly published may not be adjourned without publishing a new notice of meeting.

The annual report of the Company, including the financial information, and the auditor’s report must be made available for inspection by the shareholders at the Company’s place of incorporation no later than 20 days prior to the meeting. Each shareholder is entitled to request immediate delivery of a copy of these documents free of charge. Shareholders of record will be notified of this in writing.

Voting Rights – Amendments to the Articles of Association

Each Share carries one vote at a general meeting of shareholders.

Voting rights may be exercised by shareholders registered in the Company’s share register or by a duly appointed proxy of a registered shareholder or nominee, which proxy need not be a shareholder of the Company, up to a specific qualifying date designated by the Transocean Board. Shareholders may also instruct the independent voting representative to vote on their behalf, instructions that shareholders must also be able to give electronically. According to the Ordinance, the representation of shareholders by corporate and depository proxies is prohibited.

Acquirers of Shares must be entered into the share register as shareholders with the right to vote, provided that such acquirers expressly declare that they have acquired the Shares in their own name for their own account. The Articles of Association do not limit the number of Shares that may be voted by a single shareholder. Treasury shares, whether owned by the Company or one of its majority-owned subsidiaries, will not be entitled to vote at general meetings of shareholders.

Pursuant to the Articles of Association, the presence of shareholders, in person or by proxy, holding at least a majority of the Shares entitled to vote at the time when the general meeting proceeds to business is generally the required presence for a quorum for the transaction of business at a general meeting of shareholders. Provided that the general meeting of shareholders is quorate at the time when the general meeting proceeds to business and unless otherwise provided by the Articles of Association, the shareholders present at a general meeting of shareholders may continue to transact business, despite the withdrawal of shareholders from such general meeting of shareholders following announcement of the presence quorum at the meeting.

The matters set forth below require that a quorum of shareholders of record holding in person or by proxy at least two-thirds of the share capital recorded in the commercial register be present at the time when the general meeting of shareholders proceeds to business:

•	the adoption of a resolution to remove a serving Director;
•

the adoption of a resolution to amend, vary, suspend the operation of, disapply or cancel the provision in the Articles of Association regarding this presence quorum, the relevant majority required for resolutions and elections of the general meeting of shareholders, the approval of a business combination with an interested shareholder, the number of Directors, the term of office of the Directors and indemnification for the Transocean Board (Articles 21, 18, 19(g), 20, 22, 23 and 24, respectively, of the Articles of Association).

The shareholders generally pass resolutions by the affirmative vote of a majority of the Shares represented and voting at the general meeting of shareholders, unless otherwise provided by law or the Articles of Association.

The Articles of Association provide that directors may be elected at a general meeting of shareholders by a plurality of the votes cast by the shareholders present in person or by proxy at the meeting. A plurality of votes means that the individual who receives the largest number of votes for a board seat is elected to that board seat.

The Company’s Corporate Governance Guidelines (the “Corporate Governance Guidelines”) have a majority vote policy that provides that the Transocean Board may nominate only those candidates for director who have submitted an irrevocable letter of resignation, which would be effective upon and only in the event that (1) such nominee fails to receive a sufficient number of votes from shareholders in an uncontested election and (2) the Transocean Board accepts the resignation. If a nominee who has submitted such a letter of resignation does not receive more votes cast “for” than “against” the nominee’s election, the Corporate Governance Committee must promptly review the letter of resignation and recommend to the Transocean Board whether to accept the tendered resignation or reject it. The Transocean Board must then act on the Corporate Governance Committee’s recommendation within 90 days following the certification of the shareholder vote. The Transocean Board must promptly disclose its decision regarding whether or not to accept the nominee’s resignation letter. The acting chair may direct that elections be held by use of an electronic voting system. Electronic resolutions and elections are considered equal to resolutions and elections taken by way of a written ballot.

The Swiss Code of Obligations and/or the Articles of Association require the affirmative vote of at least two-thirds of the voting rights and a majority of the par value of the Shares, each as represented at a general meeting to approve the following matters:

•	the amendment to or the modification of the purpose clause in the Articles of Association;
•	the creation or cancellation of shares with privileged voting rights;
•	the restriction on the transferability of Shares or cancellation thereof;
•	the restriction on the exercise of the right to vote or the cancellation thereof;

•	an authorized or conditional increase in the nominal share capital;
•	an increase in the share capital through (1) the conversion of capital surplus, (2) a contribution in kind, or for purposes of an acquisition of assets, or (3) a grant of special privileges;
•	the limitation on or withdrawal of pre-emptive rights;
•	a change in the registered office;
•	the conversion of shares into bearer shares and vice versa;
•	the dissolution of the Company; and
•

resolutions in relation to transactions among corporations based on the Swiss Act on Mergers, Demergers, Transformations and the Transfer of Assets, as described below in “—Shareholder Vote on Certain Reorganization.”

The Articles of Association require the affirmative vote of at least two-thirds of the Shares entitled to vote at a general meeting to approve the following matters:

•	the removal of a Director;
•	any changes to Article 14, paragraph 1 specifying advance notice of proposal requirements;
•	any changes to Article 20 specifying supermajority vote requirements;
•	any changes to Article 21 specifying quorum requirements;
•	any changes to Article 22 specifying the number of Directors;
•	any changes to Article 23 specifying the term of office of the Transocean Board; and
•	any changes to Article 24 specifying the indemnification provisions for directors and officers.

The Articles of Association require the affirmative vote of holders of the number of Shares equal to the sum of (A) two-thirds of all Shares outstanding and entitled to vote at a general meeting, plus (B) a number of Shares outstanding and entitled to vote at the general meeting that is equal to one-third of the number of Shares held by an interested shareholder, for the Company to engage in any business combination with an interested shareholder (as those terms are defined in the Articles of Association) and for the amendment of the provisions in the Articles of Association relating to this shareholder approval requirement.

Irrespective of Swiss law and the Articles of Association, the NYSE requires a shareholder vote for certain matters such as:

•	the approval of equity compensation plans (or certain amendments to such plans);

•

the issuance of Shares equal to or in excess of 20% of the voting power of the Shares outstanding before the issuance of such Shares (subject to certain exceptions, such as public offerings for cash and certain bona fide private placements);

•	certain issuances of Shares to related parties; and
•	issuances of Shares that would result in a change of control.

For these types of matters, the minimum vote which will constitute shareholder approval for NYSE listing purposes is the approval by a majority of votes cast, provided that the total vote cast on the proposal represents over 50% in interest of all securities entitled to vote on the proposal.

Additional Issuances and Preferential Rights

Under Swiss law, any share issue, whether for cash or non-cash consideration, is subject to the prior approval by the shareholder at a general meeting of shareholders. Shareholders have certain pre-emptive rights (Bezugsrechte) to subscribe for new shares and advance subscription rights (Vorwegzeichnungsrechte) to subscribe options, warrants, convertible loans or other instruments that would entitle a holder of any such instrument to subscribe for any shares in the Company in proportion to the nominal amount of shares held. A resolution adopted at a general meeting of shareholders by a qualified majority may limit or exclude pre-emptive rights in certain limited circumstances. According to the Articles of Association, the Transocean Board is, within certain limits, authorized to limit or withdraw pre-emptive rights and advance subscription rights in connection with share issues out of authorized and conditional share capital (see the sections above “—Authorized Share Capital” and “—Conditional Share Capital,” respectively).

Issuance of new Shares to shareholders upon the exercise of preferential rights may require the Company to file a registration statement in the United States. Should the Company in such a situation decide not to file a registration statement, the Company’s shareholders may not be able to exercise their preferential rights. If a shareholder is ineligible to participate in a rights offering, such shareholder would not receive the rights at all and the rights would be sold on the shareholder’s behalf by the Company.

Minority Rights

Swiss law sets forth a number of protections for minority shareholders of a company, including but not limited to those described in this paragraph. The description of general meetings of shareholders is set out above and the description of reorganizations is set out below.

Any of the Company’s shareholders may petition the competent Swiss court to have a decision of the Company’s shareholders made at the general meeting declared invalid on the grounds that such decision violates the Articles of Association or the law. The Company’s shareholders holding at least 10% of the Company’s capital may also petition the courts to dissolve and liquidate the Company, to the extent strong reasons are considered by the court to make necessary the dissolution of the Company.

Furthermore, extraordinary general meetings of shareholders must be convened upon resolution of a general meeting of shareholders or upon written request by one or more shareholders who represent an aggregate of at least 10% of the Company’s share capital registered in the commercial register, provided that such request specifies the agenda items and the proposals or, in case of elections, the names of the proposed candidates. One or more shareholders holding shares with an aggregate nominal value of at least CHF 1,000,000, or representing at least 10% of the Company’s share capital registered in the commercial register, whichever is lower, have the right to request that a specific proposal be put on the agenda for the next general meeting of shareholders.

Inspection of Books and Records

Under the Swiss Code of Obligations, a shareholder has the right to inspect the share register with respect to his or her own shares and otherwise to the extent necessary to exercise his or her shareholder rights. The books and correspondence of a company may be inspected with the express authorization of the general meeting of shareholders or by resolution of the Transocean Board and subject to the safeguarding of a company’s business secrets. At a general meeting of shareholders, any shareholder is entitled to request information from the Transocean Board and the Company’s auditor must answer shareholders’ questions to the extent necessary for the exercise of shareholders’ rights and subject to prevailing business secrets or other material interests of the Company.

Special Investigation

If the shareholders’ inspection and information rights outlined under the section below “—Inspection of Books and Records” above prove to be insufficient, any shareholder may propose to the general meeting of shareholders that specific facts be examined by a special commissioner in a special investigation. If the general meeting of shareholders approves the proposal, the Company or any shareholder may, within 30 calendar days after the general meeting of shareholders, request the relevant court to appoint a special commissioner. If the general meeting of shareholders rejects the proposal, one or more shareholders representing at least 10% of the Company’s nominal share capital or holding shares in aggregate par value of at least two million Swiss francs may request the relevant court to appoint a special commissioner. The court will issue an order to appoint a special commissioner if the petitioners can demonstrate that the Transocean Board, any director or an officer of the Company violated the law or the Articles of Association, and thereby damaged the Company or the shareholders. The costs of the investigation would generally be allocated to the Company and only in exceptional cases to the petitioners.

Rights of Redemption and Repurchase of Shares

Swiss law limits the right of a company to purchase and hold its own shares in treasury. The Company or its subsidiaries may purchase shares only if and to the extent that (a) the Company has freely distributable reserves in the amount of the purchase price, and (b) the aggregate nominal value of all shares held by the Company does not exceed 10% of the Company’s share capital (20% in specific circumstances). Furthermore, the Company must present the acquired shares on its statutory balance sheet as a negative item in its equity. For tax implications, in case of cancellation of own shares or exceeding thresholds, see “Material Tax Considerations.”

Shares held by a company or its subsidiaries do not carry any rights to vote at general meetings of shareholders, but are entitled to the economic benefits, including dividends, pre-emptive rights (Bezugsrechte) in the case of share capital increases and advance subscription rights (Vorwegzeichnungsrechte), attached to the shares generally.

The share capital of the Company may be reduced by cancelling shares or reducing the nominal value of the shares. Such a capital reduction requires the approval of shareholders holding a majority of the votes cast at the general meeting of shareholders (not counting abstentions and blank or invalid ballots). A special audit report must confirm that claims of the Company’s creditors remain fully covered despite the reduction in the share capital recorded in the commercial register. Upon approval by the general meeting of shareholders of the capital reduction, the Transocean Board must give public notice of the capital reduction resolution in the Swiss Official Gazette of Commerce three times, and notify creditors that they may request, within two months of the third publication, satisfaction of or security for their claims. The capital reduction may only be implemented after expiration of the two-month period, and it may be registered with the commercial register only upon the establishment by a notarized deed that confirms that the provisions regarding capital reduction have been complied with.

Shareholder Vote on Certain Reorganizations

The Swiss Act on Mergers, Demergers, Transformations and the Transfer of Assets (the “Merger Act”) requires the affirmative vote of at least two-thirds of the voting rights and a majority of the par value of the shares, each as represented at a general meeting, for resolutions in relation to a merger, demerger or conversion of a corporation. Swiss law may also impose this supermajority voting requirement in connection with the sale of all or substantially all of a company’s assets by the Company.

The Merger Act also allows cash-out or certain squeeze-out mergers, in which minority shareholders of a company being acquired may be compensated in a form other than through shares of the acquiring company, for instance, through cash or securities of a parent company of the acquiring company or of another company. A squeeze-out merger requires the approval of at least 90% of all shareholders of the acquired company. It is unclear and controversial whether the 90% approval relates to the total number of votes represented by all outstanding shares of the target company or to the total number of shareholders of the target company entitled to vote.

A merger agreement must be signed by the Transocean Board. In addition, the Transocean Board must draw up, among other documents, a merger report describing the planned merger transaction. An authorized auditor has to review the merger agreements, the merger report and the merger balance sheet. This documentation has to be made available to the shareholders at least 30 days prior to the general meeting of shareholders to pass upon the matter.

Mandatory Bid Rules

Swiss mandatory bid rules do not apply to Transocean. Pursuant to the Swiss Federal Act on Financial Market Infrastructures and Market Conduct in Securities and Derivatives Trading (the “FMIA”), the scope of application of the mandatory bid rules and the cancelation of remaining equity securities pursuant to the FMIA only apply to public takeover offers to equity securities of companies with (i) registered office in Switzerland whose equity securities are at least partly listed on a stock exchange in Switzerland or (ii) registered office abroad whose equity securities are at least in part listed in Switzerland. The Company is not listed on a stock exchange located in Switzerland and accordingly, the mandatory bid rules described above are not applicable to Transocean.

Liability of Directors

Directors acting in violation of their statutory duties (whether transacting with bona fide third parties or performing any other acts on behalf of the Company) may become personally liable to the Company, its shareholders and the creditors for damages caused intentionally or negligently (article 754 et seq. of the Swiss Code of Obligations). The liability of the directors is joint and several, but the courts may apportion the liability among the directors in accordance with their degree of culpability.

According to the Swiss Code Obligations, an individual shareholder may bring an action, in its own name and for the benefit of the Company, against the Company’s directors, officers or liquidators for the recovery of any losses the Company has suffered as a result of the intentional or negligent breach by such directors, officers or liquidators of their duties.

In principle, directors cannot limit their responsibility unless the shareholders have passed a resolution discharging them from personal liability (which, absent extraordinary circumstances, is a standard agenda item for the annual general meeting of shareholders of a Swiss corporation). Any discharge granted by general meeting of shareholders is only effective if (i) relating to facts and information that have been properly disclosed to the shareholders and (ii) against claims of the Company and of those shareholders who have consented to the resolution.

It does not apply to creditors’ claims and direct claims of shareholders if the Company is declared bankrupt. Shareholders who have not consented to the resolution have six months after the discharge resolution to bring their claims before a court.

Indemnification of Directors

Pursuant to Article 24 of the Articles of Association, the Company shall indemnify and hold harmless, to the fullest extent permitted by law, the existing and former directors and officers, out of the assets of the Company from and against all actions, suits or proceedings which they or any of them may incur by reason of any act done or alleged to be done in execution of their duty or by reason of the fact that he or she is or was a director or officer of the Company. This indemnity does not extend to any matter in which any of said persons is found, in a final judgment, to have committed an intentional or grossly negligent breach of his or her statutory duties as a director or officer.

Conflicts of Interest, Management Transactions

Swiss law does not have a general provision on conflicts of interest. However, the Swiss Code of Obligations contains a provision that requires directors and executive officers to safeguard the interests of a company and, in this connection, imposes a duty of loyalty and duty of care on its directors and executive officers. This provision is generally understood to disqualify a director or officer of a company from participation in decisions that directly affect such director or officer. A company’s directors and officers are personally liable to the Company for breach of this provision. In addition, the Swiss Code of Obligations contains provisions under which directors and officers engaged in the management are liable to the Company, each shareholder and the Company’s creditors for damages caused by an intentional or negligent violation of their duties.

Further, Swiss law contains a provision under which payments made to a shareholder or a director or any person associated with them, other than payments at arm’s length, must be repaid to the Company if such shareholder or director was acting in bad faith. Pursuant to the Swiss Code of Obligations, if, in connection with entering into a contract, the Company is represented by the person with whom it is entering into the contract, such contract must be in writing. This requirement does not apply to contracts relating to daily business matters if the performance of the Company does not exceed CHF 1,000.

Further, according to the Swiss Code of Obligations, a public company is obliged to disclose in each annual report the total amount of all compensation paid and loans granted during the applicable financial year to present and, to the extent such compensation and loans are related to past board or executive management service, past directors or members of executive management and persons closely related to such members. Under the Swiss Code of Obligations, the compensation paid, and loans granted, to every director must be disclosed individually (including the name and function of the member), whereas, in the case of executive management, only the compensation paid, and loans granted, to executive management in the aggregate, as well as the member of executive management that received the highest compensation (including the amount paid and his or her function within the Company) must be disclosed. In addition, the shares of the Company held by directors or members of executive management and persons closely related to such members must be disclosed. The above described disclosures must be made in the notes to the Company’s standalone statutory and consolidated balance sheet for the relevant financial year.

Distribution of Assets on Liquidation

The Articles of Association do not limit the duration of the Company.

Under Swiss law, a company may be dissolved at any time by a resolution of the general meeting of shareholders, which must be passed by the affirmative vote of holders of at least two-thirds of voting rights and an absolute majority of the par value of the shares, each as represented (in person or by proxy) at the general meeting.

Dissolution and liquidation by court order is possible if (1) a company becomes bankrupt or (2) shareholders holding at least 10% of the share capital so request for valid reasons. Under Swiss law, any surplus arising out of liquidation (after the settlement of all claims of all creditors) is distributed in proportion to the paid-up par value of shares held, but this surplus is subject to Swiss withholding tax of 35%. However, since January 1, 2011, new rules apply for paid-in capital surplus. The shares carry no privilege with respect to such liquidation surplus.

The Ordinance

The below summarizes certain key provisions of the Ordinance. The Articles of Association of the Company implement the respective requirements.

Severance Pay, Advance Payments and Transaction Bonuses

The Ordinance prohibits certain types of compensation arrangements with members of a Swiss public company’s board of directors and executive management. In particular, the Ordinance broadly prohibits severance payments in any form. In addition, excessive notice periods in employment contracts exceeding one year and employment contracts for a fixed term of more than one year are viewed as types of prohibited severance payments. Post-employment, non-compete covenants and consultancy agreements are not subject to the Ordinance’s severance pay prohibition, unless they are deemed to be disguised severance payments based on their terms. The Ordinance also restricts certain forms of advance compensation. The decisive element in distinguishing prohibited advance payments from certain types of other advance payments, such as sign-on bonuses, is the point in time at which such payment is made. Consequently, sign-on bonuses compensating for benefits and other entitlements that executives forfeit from their previous employers are permissible, whereas genuine prepayments of salary (i.e., if the contractual salary is paid in advance) are not permitted. The Ordinance also prohibits certain types of transaction bonuses and certain other types of compensation and benefits not expressly provided for in a company’s articles of association.

Shareholder Approval of Compensation for Board of Directors, Executive Management and Advisory Board

The Ordinance requires that the aggregate amount of compensation of the board of directors, executive management and advisory board of listed companies be submitted to the general meeting of shareholders. Such vote must be held annually, binding and separate for the directors, the members of the executive management and the members of the advisory board (if any). Companies are required to specify in their articles of association the mechanism for such say-on-pay votes.

The Ordinance requires the board of directors of listed companies to prepare an annual written compensation report disclosing the compensation and loans directly or indirectly awarded or granted to directors, the executive management and the advisory board (and, to the extent not in line with market standards, to former members of these bodies) during the past financial year. Such compensation and loans also have to be disclosed individually for each member of the board of directors (including the name and function of the member) and for the highest paid member of the executive management.

Articles of Association

In implementation of the Ordinance, the principles of compensation applicable to Directors and the members of Management, including the principles applicable to performance-related pay and to the allocation of equity and other securities are described in the Company’s Articles of Association.

Pursuant to Article 29b of the Articles of Association, the compensation of the board of directors may include (i) cash components, (ii) shares, restricted shares or similar instruments and (iii) benefits or perquisites in kind or in the form of services. Executive directors shall not receive any compensation in addition to the compensation paid to them in their roles as officers of the Company.

The compensation of the Management shall generally consist of (i) a base salary, (ii) short-term incentive compensation pursuant to the applicable plans, (iii) long-term incentive compensation pursuant to the applicable plans and (iv) any other compensation as deemed appropriate by the board of directors, including contributions to post-retirement benefit plans and allowances.

Election of Directors, the Chairperson of the Board of Directors, the Members of the Compensation Committee and the Independent Voting Rights Representative

The Ordinance requires that the directors, its chairperson, the members of the compensation committee (who must be directors) and one or several independent voting rights representatives be elected by the general meeting of shareholders on an individual basis for a term ending at the next annual general meeting. Re-election is permitted.

Independent Voting Rights Representative

The Ordinance requires the board of directors to ensure that the shareholders are able to electronically grant proxies and instruct the independent voting rights representative on both (i) agenda items included in the invitation to the general meeting of shareholders and (ii) new motions that were not disclosed in the invitation to the general meeting. The independent voting rights representative is required to exercise the voting rights granted by shareholders only in accordance with shareholder instructions. Further, absent express voting instructions, the independent voting rights representative is required to abstain from voting.

Criminal Provisions

Directors, the executive management or the advisory board who pay or receive impermissible forms of compensation and thereby act against their “better knowledge” (wider besseres Wissen) are liable to imprisonment and a fine. Directors who do not comply with certain other provisions of the Ordinance against their “better knowledge” are liable to imprisonment and/or a fine.

Shareholders’ Agreement

As far as the Company is aware, there are no shareholders’ agreements related to its Shares.

DESCRIPTION OF TRANSOCEAN EXCHANGEABLE BONDS

The Exchangeable Bonds will be issued under an indenture among TINC, as issuer, Transocean, as guarantor, and Wells Fargo Bank, National Association, as trustee. We have summarized select portions of the indenture and the Exchangeable Bonds below. This summary is not complete and is subject to, and qualified by reference to, all of the provisions of the indenture and the Exchangeable Bonds. We urge you to read the form of indenture, including the form of Exchangeable Bonds that it contains, because these documents, together with the terms made part of the indenture by the Trust Indenture Act of 1939, as amended, define your rights as holders of the Exchangeable Bonds. In this summary, “we,” “our” and “us” means TINC, as issuer of the Exchangeable Bonds, and “guarantor” means Transocean, as guarantor of the Exchangeable Bonds, unless, in each case, we indicate otherwise or the context indicates otherwise.

General

The Exchangeable Bonds are our general unsecured and senior obligations, and are exchangeable into the Shares as described under “—Exchange Rights” below. The Exchangeable Bonds are fully and unconditionally guaranteed on a senior unsecured basis by the guarantor. The Exchangeable Bonds will mature on [●], 2022.

The Exchangeable Bonds will pay cash interest at an annual rate of 0.5% on the principal amount of the Exchangeable Bonds from [●], 20[●], or from the most recent date to which interest has been paid or provided for to, but excluding, the next scheduled interest payment date until [●], 2022. Interest is payable semi-annually in arrears on [●] and [●] of each year, commencing [●], 2018, to holders of record at the close of business on the preceding [●] and [●], respectively. Accrued interest is computed on the basis of a 360-day year composed of twelve 30-day months. In the event of the repurchase by us at the option of the holder of an Exchangeable Bond, interest ceases to accrue on the Exchangeable Bonds under the terms of and subject to the conditions of the indenture.

Any amounts on the Exchangeable Bonds that are payable but not punctually paid or provided for (“defaulted amounts”) will cease to be payable to the holder of the Exchangeable Bonds on the relevant payment date but will accrue interest per annum at the rate borne by the Exchangeable Bonds, subject to applicable law, from, and including, the relevant payment date. We may elect to pay the defaulted amounts and any interest accrued (i) to the holders of the Exchangeable Bonds as of the close of business on a special record date, which will be not more than 15 days and not less than 10 days prior to the date of our proposed payment of such defaulted amounts or (ii) in any other lawful manner not inconsistent with the requirements of the New York Stock Exchange, or any other securities exchange or automated quotation system on which the Exchangeable Bonds may be listed or designated for trading.

The indenture will not contain any financial covenants or any restrictions on the payment of dividends, the making of investments, the incurrence of indebtedness, the granting of liens or mortgages, or the issuance or repurchase of securities by us. The indenture will not contain any covenants or other provisions to protect holders of the Exchangeable Bonds in the event of a highly leveraged transaction or a fundamental change, except to the extent described under “—Exchange Rights—Increased Exchange Rate in Connection with Fundamental Changes” and “—Repurchase Rights Following Fundamental Change or Tax Event” below.

Up to USD [●] principal amount of Exchangeable Bonds will be issued in the Offer, up to USD [●] principal amount of Exchangeable Bonds will be issued in connection with the purchase of certain outstanding Songa

Offshore indebtedness as described in “Terms of the Offer—Refinancing of Certain Songa Offshore Indebtedness.” Exchangeable Bonds issued to purchase certain Songa Offshore indebtedness will initially be issued as restricted securities for U.S. regulatory purposes and will initially bear a different CUSIP. Additionally, any Exchangeable Bonds issued in exchange for Songa Shares in any compulsory acquisition following the Offer may not be fungible for trading purposes with Exchangeable Bonds issued in the Offer (in which case they would bear a different CUSIP series identifier). No other Exchangeable Bonds will be issued.

The Exchangeable Bonds are not subject to redemption at our option.

The Exchangeable Bonds will not be subject to a sinking fund provision and will not be subject to defeasance or covenant defeasance under the indenture.

Guarantee

Our obligations under the indenture, including the repurchase obligations resulting from a fundamental change or tax event, will be fully and unconditionally guaranteed, on a senior unsecured basis by the guarantor.

The guarantor’s obligations under the guarantee are limited to the maximum amount as, after giving effect to all other contingent and fixed liabilities of the guarantor, will result in the guarantor’s obligation under the guarantee not constituting a fraudulent transfer or conveyance for purposes of any Bankruptcy Law, the Uniform Fraudulent Conveyance Act, the Uniform Fraudulent Transfer Act or any similar federal or state law.

The Exchangeable Bonds will not be obligations of, or guaranteed by, any of our or the guarantor’s existing or future subsidiaries.

Ranking/Additional Debt

The Exchangeable Bonds will be our general unsecured obligations and will rank:

(1)	senior in right of payment to all of our existing and future subordinated indebtedness;
(2)	equal in right of payment with all of our existing and future unsecured senior indebtedness;
(3)	effectively junior in right of payment to all of our existing and future secured indebtedness to the extent of the value of the assets securing such indebtedness; and
(4)	structurally subordinated to all secured and unsecured liabilities of our subsidiaries.

The guarantee will be a senior unsecured obligation of the guarantor and will rank equally in right of payment with the guarantor’s other senior unsecured indebtedness from time to time outstanding.

The indenture does not limit the amount of debt that we or any of our subsidiaries may incur or issue, and it does not restrict transactions between us and our affiliates or dividends and other distributions by us or our subsidiaries. As described under “—General,” we may issue additional Exchangeable Bonds under the indenture from time to time resulting in a total issuance up to a maximum aggregate principal amount of USD [●].

Exchange Rights

General

Unless the Exchangeable Bonds are previously repurchased, holders may exchange their Exchangeable Bonds for Shares at any time prior to the close of business on the business day immediately preceding the maturity date. The initial exchange rate of the Exchangeable Bonds is 97.29756 Shares per USD 1,000 principal amount of Exchangeable Bonds. The exchange rate is subject to change as described below under “—Increased Exchange Rate in Connection with a Fundamental Change,” “—Increased Exchange Rate in Connection with a Tax Event” and “—Exchange Rate Adjustments.” A holder may exchange fewer than all of such holder’s Exchangeable Bonds so long as the portion of Exchangeable Bonds exchanged is an integral multiple of USD 1,000 principal amount.

We will satisfy our exchange obligation through delivery by the guarantor of the Shares. See “—Settlement Upon Exchange.” Upon exchange of an Exchangeable Bond, a holder will not receive any cash payment of interest (unless such exchange occurs between a regular record date and the interest payment date to which it relates and the exchanging holder held the Exchangeable Bonds on that record date), and we will not adjust the exchange rate to account for accrued and unpaid interest. Accordingly, any accrued but unpaid interest will be deemed to be paid in full upon exchange, rather than cancelled, extinguished or forfeited. For a discussion of the tax treatment to a holder receiving Shares upon exchange, see “Material Tax Considerations—United States Taxation.”

Holders of Exchangeable Bonds at the close of business on a regular record date will receive payment of interest payable on the corresponding interest payment date notwithstanding the exchange of such Exchangeable Bonds at any time after the close of business on the applicable regular record date. Exchangeable Bonds surrendered for exchange by a holder after the close of business on any regular record date but prior to the next interest payment date must be accompanied by payment of an amount equal to the interest that the holder on the record date is to receive on the Exchangeable Bonds; provided, however, that no such payment need be made (1) for exchanges following the regular record date immediately preceding the maturity date, (2) if we have specified a repurchase date following a tax event or fundamental change that is after a record date and on or prior to the next interest payment date or (3) only to the extent of overdue interest, if any overdue interest exists at the time of exchange with respect to such Exchangeable Bonds. No other payments or adjustments for interest will be made upon exchange.

Holders of the Shares issuable upon exchange, if any, will not be entitled to receive any dividends payable to holders of the Shares as of any record time or date before such Shares are delivered to the holder upon exchange of such holder’s Exchangeable Bonds.

If a holder has already delivered a repurchase notice as described under “—Repurchase Rights Following Fundamental Change or Tax Event” with respect to an Exchangeable Bond, the holder may not surrender that Exchangeable Bond for exchange until the holder has withdrawn the repurchase notice in accordance with the indenture.

Settlement Upon Exchange

To exchange the Exchangeable Bonds, a holder of Exchangeable Bonds in certificated form must deliver an irrevocable, duly completed exchange notice, together with the certificated security, to the exchange agent along with appropriate endorsements and transfer documents, if required, and pay any interest and transfer or similar tax, in each case, if required, and a holder of Exchangeable Bonds in global form must comply with the applicable procedures of the depositary in effect at the time and pay any interest and transfer or similar tax, in each case, if required. The date a holder satisfies these requirements is called the “exchange date.” The form of exchange notice is attached to the indenture.

Delivery of the Shares upon exchange will be accomplished by book-entry transfer of the required number of Shares through The Depository Trust Company, New York, New York (“DTC”). The trustee will initially act as the exchange agent.

Upon exchange of the Exchangeable Bonds, a holder will receive, for each USD 1,000 principal amount of Exchangeable Bonds exchanged, the Shares at the exchange rate in effect on the exchange date.  Cash will be delivered in lieu of any fractional shares. Settlement will occur through the exchange agent on the third business day following the exchange date (or, if the exchange is in connection with a fundamental change, on the fifth business day following the exchange date).

The guarantor’s delivery to the holder of the Shares and any cash, if applicable, in settlement as described above will satisfy our exchange obligation.

Increased Exchange Rate in Connection with a Fundamental Change

If the effective date of any fundamental change occurs prior to the maturity date, and a holder elects to exchange its Exchangeable Bonds during the period commencing on such effective date and ending on the business day immediately before the fundamental change repurchase date (the “fundamental change period”), then the guarantor will increase the exchange rate for the Exchangeable Bonds surrendered for exchange as described below.

We will notify holders of any such fundamental change and the anticipated effective date in accordance with the procedures outlined in the indenture and described in “—Repurchase Rights Following Fundamental Change or Tax Event” below.

The increased exchange rate applicable to any exchange in connection with a fundamental change due to a change of control will be determined as follows:

COCER	=	OER multiplied by (1 +(EP x (c/t))), where

COCER	=	change of control exchange rate
OER	=	exchange rate otherwise applicable, before giving effect to increase
EP	=	22.50%

c	=	the number of days from and including the date of the change of control to but excluding the maturity date

t	=	the number of days from and including the issue date to but excluding the maturity date

Notwithstanding the foregoing, the increased exchange rate applicable to any exchange in connection with a fundamental change due to a listing failure event will be determined as follows:

LFER	=	OER multiplied by (1 +(EP x (c/t))), where

LFER	=	listing failure event exchange rate
OER	=	exchange rate otherwise applicable, before giving effect to increase
EP	=	22.50%

c	=	the number of days from and including the date of the listing failure event to but excluding the maturity date

t	=	the number of days from and including the issue date to but excluding the maturity date

For the avoidance of doubt, if a holder exchanges its Exchangeable Bonds prior to the fundamental change period, then, whether or not such fundamental change occurs, the holder will not be entitled to an increased exchange rate in connection with such fundamental change.

A “fundamental change” will be deemed to have occurred at such time after the original issuance of the Exchangeable Bonds when any of the following has occurred:

•	a change of control event; or
•	a listing failure event.

“Change of control” means the occurrence of any of the following:

A.

the sale, lease, transfer, conveyance or other disposition (other than by way of merger, amalgamation or statutory plan of arrangement or consolidation), in one or a series of related transactions, of all or substantially all of our and our subsidiaries’ or the guarantor’s and its subsidiaries’ assets, in each case taken as a whole, to any “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act) other than to us, the guarantor or one of the guarantor’s other subsidiaries;

B.

the consummation of any transaction (including, without limitation, any merger, amalgamation or statutory plan of arrangement or consolidation) the result of which is that any “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act) becomes the beneficial owner (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, of more than 50% of the combined voting power of the guarantor’s or our voting stock or other voting stock into which the guarantor’s or our voting stock is reclassified, consolidated, exchanged or changed, measured by voting power rather than number of shares;
C.

we or the guarantor consolidate, amalgamate, or enter into a statutory plan of arrangement with, or merge with or into, any “person” (as that term is used in Section 13(d)(3) of the Exchange Act), or any person consolidates, amalgamates, or enters into a statutory plan of arrangement with, or merges with or into, us or the guarantor, in any such event pursuant to a transaction in which any of the guarantor’s, our or of such other person’s outstanding voting stock is converted into or exchanged for cash, securities or other property, other than any such transaction where the shares of our or the guarantor’s voting stock outstanding immediately prior to such transaction constitute, or are converted into or exchanged for, voting stock representing more than 50% of the combined voting power of the surviving person immediately after giving effect to such transaction; or

D.	the adoption of a plan relating to the guarantor’s or our liquidation or dissolution.

Notwithstanding the foregoing, any holding company whose only significant asset is our capital stock or any of our direct or indirect parent companies will not itself be considered a “person” or “group” for purposes of clause B above. Further, notwithstanding the foregoing, no change of control of the guarantor will be deemed to have occurred if at least 90% of the consideration for the Shares (excluding cash payments for fractional shares) in the transaction or transactions otherwise constituting a change of control in respect of the guarantor consist of common stock, ordinary shares, American Depositary Receipts or equivalent capital stock traded on the New York Stock Exchange, The NASDAQ Global Select Market or The NASDAQ Global Market, or any successor to any such market, or which will be so traded when issued or exchanged in connection with the transaction or transactions otherwise constituting a change of control in respect of the guarantor, and as a result of such transaction or transactions, the Exchangeable Bonds become exchangeable, upon the conditions for exchange and actual exchange in accordance with the terms hereof, into such common stock, ordinary shares, American Depositary Receipts or equivalent capital stock.

“Change of control event” means (a) in the case of a change of control in respect of us, on any date during the 60-day period (which period will be extended so long as the rating of the Exchangeable Bonds is under publicly announced consideration for a possible downgrade by any of the rating agencies (as defined in the indenture)) (the “trigger period”) after the earlier of (1) the occurrence of a change of control; or (2) public notice of the occurrence of a change of control or the intention by us to effect a change of control, (i) in the event the Exchangeable Bonds are rated investment grade by at least two of the rating agencies prior to such public notice, the rating of the Exchangeable Bonds by any rating agency shall be below investment grade, (ii) in the event the Exchangeable Bonds are rated below Investment Grade by at least two of the rating agencies prior to such public notice, the rating of the Exchangeable Bonds by any rating agency will be decreased by one or more categories or (iii) the Exchangeable Bonds will not be, or cease to be, rated by at least one of the rating agencies; provided that, in each case, such event is in whole or in part in connection with the change of control and (b) in the case of a change of control in respect of the guarantor, the effective date of such change of control. Notwithstanding the foregoing, no Change of Control Event will be deemed to have occurred in connection with any particular Change of Control unless and until such Change of Control has actually been consummated.

A “listing failure event” will be deemed to have occurred at the time after the Exchangeable Bonds are originally issued if the Shares (or any other ordinary shares, common shares or American depositary shares underlying the Exchangeable Bonds) cease to be listed or quoted on any of The New York Stock Exchange, The NASDAQ Global Select Market or The NASDAQ Global Market (or any of their respective successors) and are not listed or quoted on one of The New York Stock Exchange, The NASDAQ Global Select Market or The NASDAQ Global Market (or any of their respective successors) concurrently with such cessation.

Increased Exchange Rate in Connection with a Tax Event

If a tax event occurs prior to the maturity date, and a holder elects to exchange its Exchangeable Bonds during the period commencing on such effective date and ending on the day before the tax event repurchase date (the “tax event repurchase period”), then the guarantor will increase the exchange rate for the Exchangeable Bonds surrendered for exchange, as described below.

We will notify holders of any such tax event in accordance with the procedures outlined in the indenture and described in “Fundamental Change or Tax Event Requires Us to Repurchase Exchangeable Bonds at the Option of the Holder” below.

The increase exchange rate applicable to any exchange in connection with a tax event will be determined as follows:

TEER	=	OER multiplied by (1 +(EP x (c/t))), where

TEER	=	tax event exchange rate
OER	=	exchange rate otherwise applicable, before giving effect to increase
EP	=	22.50%
c	=	the number of days from and including the date of the tax event to but excluding the maturity date
t	=	the number of days from and including the issue date to but excluding the maturity date

For the avoidance of doubt, if a holder exchanges its Exchangeable Bonds prior to the tax event repurchase period, then, whether or not such tax event occurs, the holder will not be entitled to an increased exchange rate in connection with such tax event.

A “tax event” will be deemed to have occurred if, at any time after the Exchangeable Bonds are originally issued, (x) we reasonably determine that (A) as a result of (I) any change in or amendment to the laws or treaties (or any regulations or rulings promulgated thereunder) of any taxing jurisdiction (as defined below), or (II) any change in the official position regarding the application or interpretation of such laws, treaties, regulations or rulings by any legislative body, court, governmental agency or regulatory authority, which change or amendment becomes effective on or after (1) the issue date, in the case of the Cayman Islands or Switzerland, or (2) the date such jurisdiction becomes a taxing jurisdiction, in the case of any other taxing jurisdiction, we, the guarantor or any such successor, as applicable, have or will become obligated to pay, on the next succeeding date on which interest is due, additional amounts pursuant to the indenture with respect to any of the Exchangeable Bonds; or (B) on or after (1) the issue date, in the case of the Cayman Islands or Switzerland, or (2) the date such jurisdiction becomes a taxing jurisdiction, in the case of any other taxing jurisdiction, any action has been taken by any taxing authority of, or any decision has been rendered by a court of competent jurisdiction in a taxing jurisdiction, including any of those actions specified in (A) above, whether or not such action was taken or such decision was rendered with respect to us, the guarantor or any such successor, as applicable, or any change, amendment, application or interpretation will be officially proposed, which in any case, in an opinion of counsel, will result in us, the guarantor or any such successor becoming obligated to pay, on the next succeeding date on which interest is due, additional amounts with respect to any of the Exchangeable Bonds, and, in any such case, we or the guarantor, as applicable, in our business judgment, determine that such obligation cannot be avoided by the use of reasonable measures available to us or the guarantor; and (y) we provide notice to all holders of the Exchangeable Bonds and the trustee and the paying agent no less than 20, and no more than 60, days prior to the earliest date on which we or the guarantor would be obligated to withhold tax resulting from the amendment or change described in (A) or (B) above were a payment in respect of the Exchangeable Bonds then due that we are designating such amendment or change as a tax event.

We are not obligated to designate any event as a tax event. As a result, any development described in clause (x) of the preceding paragraph will not constitute a tax event unless we elect, at our option, to designate it as such. If we declare a tax event, however, and a tax event offer to repurchase pursuant to the indenture, neither we nor the guarantor will thereafter be required to pay related additional amounts in respect of the Exchangeable Bonds. See “—Additional Amounts.”

Exchange Rate Adjustments

The exchange rate will be adjusted for certain events, as described below, except that we will not make any adjustments to the exchange rate if holders of Exchangeable Bonds have the right to participate (other than in the case of a share split or share combination or a tender or exchange offer), as a result of holding the Exchangeable Bonds, in any of the transactions described below without having to exchange their Exchangeable Bonds:

1.

If the guarantor exclusively issues the Shares as a dividend or distribution on the Shares, or effects a subdivision or combination of the outstanding Shares, the exchange rate will be adjusted based on the following formula:

ER’ = ER0 x	OS’
___
OS0

ER0	=

the exchange rate in effect immediately prior to the close of business on the record date of such dividend or distribution, or immediately prior to the open of business on the date of the subdivision or combination

ER’	=	the exchange rate in effect immediately after the close of business on such record date or date of subdivision or combination
OS0	=	the number of Shares outstanding immediately prior to such subdivision or combination
OS	=	the number of Shares that would be outstanding immediately after giving effect to such dividend, distribution, subdivision or combination

Any adjustment made under this paragraph (1) will become effective immediately after the close of business on the record date for such dividend or distribution, or immediately after the open of business on the date for such subdivision or combination, as applicable. If any dividend or distribution of the type described in this paragraph (1) is declared but not so paid or made, the exchange rate will be immediately readjusted, effective as of the date the guarantor’s board of directors determines not to pay such dividend or distribution, to the exchange rate that would then be in effect if such dividend or distribution had not been declared.

2.

If the guarantor issues to all or substantially all holders of the Shares, rights, options or warrants (other than in connection with a shareholder rights plan) that allow such holders, for a period ending not more than 45 days after the announcement date of such issuance, to subscribe for or purchase the Shares at a price per Share that is less than the average of the last reported sale prices of the Shares for the ten consecutive trading days ending on the business day immediately preceding the announcement date of such issuance, the exchange rate will be adjusted based on the following formula:

ER’ = ER0 x	OS0 + X
_______
OS0 + Y

where,

ER0	=	the exchange rate in effect immediately prior to the close of business on the record date for such issuance
ER’	=	the exchange rate in effect immediately after the close of business on such record date
OS0	=	the number of Shares outstanding immediately prior to the close of business on such record date
X	=	the total number of Shares issuable pursuant to such rights, options or warrants

Y	=

the number of Shares equal to the aggregate price payable to exercise such rights, options or warrants divided by the average of the last reported sale prices of the Shares for the ten consecutive trading days ending on the trading day immediately preceding the announcement of the issuance of such rights, options or warrants

Any increase made under this paragraph (2) will become effective immediately after the close of business on the record date for such issuance. To the extent that the Shares are not delivered after the expiration of such rights, options or warrants, the exchange rate will be decreased to be the exchange rate that would then be in effect had the increase with respect to the issuance of such rights, options or warrants been made on the basis of delivery of only the number of Shares actually delivered. If such rights, options or warrants are not so issued, the exchange rate will be decreased to the exchange rate that would then be in effect if such record date for such issuance had not occurred.

3.

If the guarantor distributes the Shares, evidences of its indebtedness, other assets or property of the guarantor or rights, options or warrants to acquire the Shares or other securities, to all or substantially all holders of the Shares, excluding (i) dividends, distributions or issuances as to which an adjustment was effected as described in paragraphs (1) or (2) above, (ii) dividends or distributions paid exclusively in cash as to which an adjustment was effected as described in paragraph (4) below, and (iii) spin-offs

(as defined below) as to which the provisions set forth below in this paragraph (3) apply (any of such Shares, evidences of indebtedness, other assets or property or rights, options or warrants to acquire the Shares or other securities, the “distributed property”), then the exchange rate will be increased based on the following formula:

SP0
ER’ = ER0 x	_______
SP0 - FMV

where,

ER0	=	the exchange rate in effect immediately prior to the close of business on the record date for such distribution;
ER’	=	the exchange rate in effect immediately after the close of business on such record date;
SP0	=

the average of the last reported sale prices of the Shares over the 10 consecutive trading day period ending on, and including, the trading day immediately preceding the ex-dividend date for the distribution; and

FMV	=	the fair market value (as determined by the guarantor’s Board of Directors) of the distributed property with respect to each outstanding Share on the ex-dividend date for the distribution.

Any increase made as described in this paragraph (3) will become effective immediately after the close of business on the record date for such distribution. If the distribution is not so paid or made, the exchange rate will be decreased to the exchange rate that would then be in effect if the distribution had not been declared. Notwithstanding the foregoing, if the fair market value of the Shares is equal to or greater than SP0, in lieu of the foregoing increase, each holder of Exchangeable Bonds will receive, in respect of each USD 1,000 principal amount thereof, at the same time and upon the same terms as holders of the Shares receive the distributed property, the amount and kind of distributed property such Holder would have received if the holder owned a number of Shares equal to the exchange rate in effect on the ex-dividend date for the distribution.

With respect to an adjustment as described in this paragraph (3) where there has been a payment of a dividend or other distribution on the Shares or shares of capital stock of any class or series, or similar equity interest, of or relating to one of the guarantor’s subsidiaries or other business units, that are, or, when issued, will be, listed or admitted for trading on a U.S. national securities exchange (a “spin-off”), the exchange rate will be increased based on the following formula:

FMV0 + MP0
ER’ = ER0 x	_______
MP0

where,

ER0	=	the exchange rate in effect immediately prior to the close of business on the record date for the spin-off;
ER’	=	the exchange rate in effect immediately after the close of business on the record date for the spin-off;
FMV0	=

the average of the last reported sale prices of the capital stock or similar equity interest distributed to holders of the Shares applicable to one Share over the first 10 consecutive trading day period after, and including, the ex-dividend date of the spin-off (the “valuation period”); and

MP0	=	the average of the last reported sale prices of the Shares over the valuation period.

The increase to the exchange rate under the preceding paragraph will occur at the close of business on the record date for the spin-off; provided that if the relevant exchange date occurs during the valuation period, references to “10” in the preceding paragraph will be deemed to be replaced with lesser number of trading days as have elapsed from, and including, the ex-dividend date of the spin-off to, and including, the exchange date in determining the exchange rate.

For purposes of this paragraph (3), rights, options or warrants distributed by the Guarantor to all holders of the Shares entitling them to subscribe for or purchase shares of the Guarantor’s Capital Stock, including the Shares (either initially or under certain circumstances), which rights, options or warrants, until the occurrence of a specified event or events (a “trigger event”): (i) are deemed to be transferred with such Shares; (ii) are not exercisable; and (iii) are also issued in respect of future issuances of the Shares, will be deemed not to have been distributed for purposes of this paragraph (3) (and no adjustment to the exchange rate under this paragraph (3) will be required) until the occurrence of the earliest trigger event, whereupon such rights, options or warrants will be deemed to have been distributed and an appropriate adjustment (if required) to the exchange rate will be made under this paragraph (3). If any such right, option or warrant, including any such existing rights, options or warrants distributed prior to the date of the indenture, are subject to events, upon the occurrence of which such rights, options or warrants become exercisable to purchase different securities, evidences of indebtedness or other assets, then the date of the occurrence of any and each such event will be deemed to be the date of distribution and record date with respect to new rights, options or warrants with such rights (in which case the existing rights, options or warrants will be deemed to terminate and expire on such date without exercise by any of the holders thereof). In addition, in the event of any distribution (or deemed distribution) of rights, options or warrants, or any trigger event or other event (of the type described in the immediately preceding sentence) with respect thereto that was counted for purposes of calculating a distribution amount for which an adjustment to the exchange rate under this paragraph (3) was made, (1) in the case of any such rights, options or warrants that have all been redeemed or purchased without exercise by any holders thereof, upon such final redemption or purchase (x) the exchange rate will be readjusted as if such rights, options or warrants had not been issued and (y) the exchange rate will then again be readjusted to give effect to such distribution, deemed distribution or trigger event, as the case may be, as though it were a cash distribution, equal to the per share redemption or purchase price received by a holder or holders of the Shares with respect to such rights, options or warrants (assuming such holder had retained such rights, options or warrants), made to all holders of the Shares as of the date of such redemption or purchase, and (2) in the case of such rights, options or warrants that will have expired or been terminated without exercise by any holders thereof, the exchange rate will be readjusted as if such rights, options and warrants had not been issued.

For purposes of paragraphs (1) and (2) above and this paragraph (3), if any dividend or distribution to which this paragraph (3) is applicable also includes one or both of:

•	a dividend or distribution of the Shares to which paragraph (1) above is applicable (the “clause A distribution”); or
•	a dividend or distribution of rights, options or warrants to which paragraph (2) above is applicable (the “clause B distribution”),

then, in either case, (1) such dividend or distribution, other than the clause A Distribution and the clause B Distribution, will be deemed to be a dividend or distribution to which this paragraph (3) is applicable (the “clause C distribution”) and any exchange rate adjustment required by this paragraph (3) with respect to such clause C distribution will then be made, and (2) the clause A distribution and clause B distribution will be deemed to immediately follow the clause C distribution and any exchange rate adjustment required by paragraphs (1) and (2) above and with respect thereto will then be made, except that, if determined by the guarantor (I) the record date of the clause A distribution and the clause B distribution will be deemed to be the record date of the clause C distribution and (II) any Shares included in the clause A distribution or clause B distribution will be deemed not to be “outstanding immediately prior to the close of business on such record date” within the meaning of paragraph (1) above or “outstanding immediately prior to the close of business on such record date” within the meaning of paragraph (2) above.

4.	If any cash dividend or distribution is made to all or substantially all holders of Shares, the exchange rate will be increased based on the following formula:

SP0
ER’ = ER0 x	_______
SP0 - C

where,

ER0	=	the exchange rate in effect immediately prior to the close of business on the record date for such dividend or distribution;
ER’	=	the exchange rate in effect immediately after the close of business on the record date for such dividend or distribution;
SP0	=	the last reported sale price of the Shares on the trading day immediately preceding the record date for the ex-dividend or distribution;
C	=	the amount in cash per share the guarantor distributes to all or substantially all holders of the Shares.

Any increase pursuant to this paragraph (4) will become effective immediately after the close of business on the record date for such dividend or distribution. If such dividend or distribution is not so paid, the exchange rate will be decreased, effective as of the date the guarantor’s board of directors determines not to make or pay such dividend or distribution, to be the exchange rate that would then be in effect if the dividend or distribution had not been declared. Notwithstanding the foregoing, if C (as defined above) is equal to or greater than SP0 (as defined above), in lieu of the foregoing increase, each holder of Exchangeable Bonds will receive, for each USD 1,000 principal amount of Exchangeable Bonds, at the same time and upon the same terms as holders of the Shares, the amount of cash that the Holder would have received if the Holder owned a number of the Shares equal to the exchange rate on the ex-dividend date for the cash dividend or distribution.

5.

If the guarantor or any of its subsidiaries makes a payment in respect of a tender offer (which for the avoidance of doubt will not include any open market buybacks or purchases that are not tender offers) or exchange offer for the Shares, to the extent that the cash and value of any other consideration included in the payment per share of Shares exceeds the average of the last reported sale prices of the Shares over the 10 consecutive trading day period commencing on, and including, the trading day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer, the exchange rate will be increased based on the following formula:

AC + (SP’ x OS’)
ER’ = ER0 x	_______
OS0 X SP

where,

ER0	=	the exchange rate in effect immediately prior to the open of business on the trading day immediately following the trading day next succeeding the date such tender or exchange offer expires;
ER’	=	the exchange rate in effect immediately after the open of business on the trading day immediately following the trading day next succeeding the date such tender or exchange offer expires;
AC	=	the aggregate value of all cash and any other consideration (as determined by the guarantor’s Board of Directors) paid or payable for the Shares purchased or exchanged in the tender or exchange offer;
OS0	=

the number of Shares outstanding immediately prior to the date such tender or exchange offer expires (prior to giving effect to the purchase of all the Shares accepted for purchase or exchange in the tender or exchange offer);

OS’	=

the number of Shares outstanding immediately after the date such tender or exchange offer expires (after giving effect to the purchase of all the Shares accepted for purchase or exchange in the tender or exchange offer);

SP	=

the average of the last reported sale prices of the Shares over the 10 consecutive trading day period ending on, and including, the trading day immediately preceding the date the tender or exchange offer expires; and

SP’	=

the average of the last reported sale prices of the Shares over the 10 consecutive trading day period commencing on, and including, the trading day next succeeding the date the tender or exchange offer expires.

The increase to the exchange rate under this paragraph (5) will occur at the open of business on the trading day immediately following the trading day next succeeding the date such tender or exchange offer expires; provided that if the relevant exchange date occurs during the 10 trading days immediately following, and including, the trading day next succeeding the expiration date of any tender or exchange offer, references to “10” or “10th” in the preceding paragraph will be deemed replaced with such lesser number of trading days as have elapsed between the date that such tender or exchange offer expires and the exchange date in determining the exchange rate as of such trading day.

Except as stated above, the exchange rate will not be adjusted for the issuance of the Shares or any securities convertible into or exchangeable for the Shares or the right to purchase any of the foregoing.

The guarantor may from time to time, to the extent permitted by law and subject to applicable rules of the New York Stock Exchange or any exchange on which any of the guarantor’s securities are then listed, increase the exchange rate of the Exchangeable Bonds by any amount for any period of at least 20 business days. In such case, we will give at least 15 calendar days’ notice of such increase. We may make such increases in the exchange rate, in addition to those set forth above, as the guarantor’s board of directors deems advisable or to avoid or diminish any income tax to holders of our ordinary shares resulting from any dividend or distribution of shares (or rights to acquire shares) or from any event treated as such for income tax purposes.

Notwithstanding anything in this section to the contrary, we will not be required to adjust the exchange rate unless the adjustment would result in a change of at least 1% of the exchange rate. However, we will carry forward any adjustments that are less than 1% of the exchange rate and take them into account when determining subsequent adjustments.

In addition, without limiting the generality of any other provision of the Exchangeable Bonds, the exchange rate will not be adjusted:

(1)

upon the issuance of any Shares pursuant to any present or future plan providing for the reinvestment of dividends or interest payable on the guarantor’s securities and the investment of additional optional amounts in the Shares under any plan;

(2)

upon the issuance of any Shares or options or rights to purchase the Shares pursuant to any present or future employee, director, officer or consultant benefit, compensation or stock purchase plan or program of or assumed by the guarantor or any of its subsidiaries;

(3)

upon the issuance of any Shares pursuant to any option, warrant, right or exercisable, exchangeable or convertible security not described above and outstanding as of the issue date of the Exchangeable Bonds;

(4)	upon the repurchase of any Shares pursuant to an open-market share repurchase program or other buyback transaction that is not a tender or exchange offer of the type described in paragraph (5) above;
(5)	solely for a change in the nominal value of the Shares; or
(6)	for accrued and unpaid interest, if any.

As a result of any adjustment of the exchange rate, the holders of Exchangeable Bonds may, in certain circumstances, be deemed to have received a distribution that is treated as a dividend for U.S. federal income tax purposes. In certain other circumstances, the absence of an adjustment may result in a taxable dividend to the holders of ordinary shares. See “Material Tax Considerations—United States Taxation.”

Recapitalizations, Reclassifications and Changes of the Shares

If the guarantor is a party to (1) a recapitalization, reclassification or change of the Shares, (2) a consolidation, merger or combination, (3) a sale, lease or transfer to a third party of the consolidated assets of the guarantor and its subsidiaries or (4) any statutory share exchange, in each case, as a result of which the Shares would be converted into, or exchanged for, stock, other securities, other property or assets, then the exchange rights will be changed into a right to exchange the Exchangeable Bonds into the kind and amount of stock, other securities, other property or assets that a holder would have been entitled to receive if such holder had held a number of ordinary shares equal to the applicable exchange rate in effect immediately prior to the transaction (the “reference property”). The amount of cash and any reference property holders receive will be based on the daily exchange values of reference property and the applicable exchange rate, as described above.

If an event described in the immediately preceding paragraph causes the Shares to be converted into, or exchanged for, the right to receive more than a single type of consideration (determined based in part upon any form of shareholder election), then (i) the reference property into which the Exchangeable Bonds will be exchangeable will be deemed to be (x) the weighted average of the types and amounts of consideration received by the holders of the Shares that affirmatively make such an election or (y) if no holders of the Shares affirmatively make such an election, the types and amounts of consideration actually received by the holders of Shares, and (ii) the unit of reference property for purposes of the immediately preceding paragraph will refer to the consideration referred to in clause (i) in this paragraph attributable to one Share.

To the extent that the Exchangeable Bonds become exchangeable into the right to receive cash following an event described above, interest will not accrue on such cash.

If the transaction also constitutes a fundamental change, a holder can alternatively require us to purchase all or a portion of such holder’s Exchangeable Bonds as described under “—Repurchase Rights Following Fundamental Change or Tax Event” below.

Calculations in Respect of the Exchangeable Bonds

We will be responsible for making all calculations called for under the Exchangeable Bonds. These calculations include, but are not limited to, determinations of the last reported sale prices of the Shares, the accrued interest payable on the Exchangeable Bonds, the tax event repurchase price, the change of control repurchase price, the listing failure event repurchase price and the exchange rate of the Exchangeable Bonds. We will make all these calculations in good faith and, absent manifest error, our calculations shall be final and binding on holders of the Exchangeable Bonds. We will provide a schedule of our calculations to each of the trustee and the exchange agent, and each of the trustee and exchange agent is entitled to rely conclusively on the accuracy of our calculations without independent verification. The trustee will forward our calculations to any holder of the Exchangeable Bonds upon the request of such holder at our cost and expense.

Repurchase Rights Following Fundamental Change or Tax Event

If we undergo a fundamental change or tax event after the first issuance of the Exchangeable Bonds, each holder will have the option to require us to purchase its Exchangeable Bonds on a date of our choosing (the “repurchase date”) that is not less than 60 business days after the fundamental change (or a longer period if required by applicable law). In the event of a change of control repurchase event, we will pay a purchase price equal to 101% of the principal amount of the holder’s Exchangeable Bonds plus accrued and unpaid interest up to but excluding the date of purchase (the “change of control repurchase price”). In the event of a listing failure event or tax event, we will pay a purchase price equal to 100% of the principal amount of the holder’s Exchangeable Bonds plus accrued and unpaid interest up to but excluding the date of purchase (the “listing failure event repurchase price” or “tax event repurchase price,” as applicable). However, if the repurchase date is after a record date and on or prior to the corresponding interest payment date, the interest will be paid on the interest payment date to the holder of record on the record date. A holder may require us to purchase all or any part of the Exchangeable Bonds so long as the principal amount at maturity of the Exchangeable Bonds being purchased is an integral multiple of USD 1,000.

Our ability to repurchase Exchangeable Bonds with cash at any time may be limited by the terms of our then existing borrowing agreements. The indenture will prohibit us from repurchasing Exchangeable Bonds in connection with the holders’ repurchase rights if any event of default under the indenture has occurred and is continuing, except for a default in the payment of the repurchase price with respect to the Exchangeable Bonds. If a fundamental change occurs at a time when we are prohibited from repurchasing the Exchangeable Bonds, we could seek the consent of our lenders to purchase the Exchangeable Bonds or attempt to refinance the debt. If we do not obtain such consent or we are not able to refinance the debt, we would not be permitted to repurchase the Exchangeable Bonds. Our existing borrowing agreements currently do not restrict us from repurchasing the Exchangeable Bonds so long as we remain in compliance with certain financial covenants.

On or before the 20th calendar day after a fundamental change, we will provide notice to the trustee and to each holder of the Exchangeable Bonds of the fundamental change which specifies the terms and conditions and the procedures required for exercise of a holder’s right to require us to repurchase its Exchangeable Bonds. Such notice will specify:

(1)	the events causing the fundamental change;
(2)	the date of such fundamental change;
(3)	the last date by which a holder of Exchangeable Bonds may exercise the repurchase right;
(4)	the fundamental change repurchase date;
(5)	the change of control repurchase price or the listing failure event repurchase price, as applicable;
(6)	the name and address of the paying agent and the exchange agent, if applicable;
(7)	the exchange rate and any adjustments to the exchange rate;
(8)

that Exchangeable Bonds with respect to which a fundamental change purchase notice is given by the holder may be exchanged only if the fundamental change purchase notice has been withdrawn in accordance with the terms of the indenture; and

(9)	the procedures that holders must follow to exercise these rights.

No less than 20 and no more than 60 days prior to the earliest date on which we would have to withhold tax in connection with a tax event, we will provide notice to the trustee and to each holder of the Exchangeable Bonds of the tax event which specifies the terms and conditions and the procedures required for exercise of a holder’s right to require us to repurchase its Exchangeable Bonds. Such notice will specify:

(1)	the events causing the tax event;
(2)	the date of such tax event;
(3)	the last date by which a holder of Exchangeable Bonds may exercise the repurchase right;
(4)	the tax event repurchase date;
(5)	the tax event repurchase price;
(6)	the name and address of the paying agent and the exchange agent, if applicable;
(7)	the exchange rate and any adjustments to the exchange rate;
(8)

that Exchangeable Bonds with respect to which a tax event purchase notice is given by the holder may be exchanged only if the tax event purchase notice has been withdrawn in accordance with the terms of the indenture;

(9)	the impact of such tax event on our obligation to pay additional amounts; and
(10)	the procedures that holders must follow to exercise these rights.

To exercise the repurchase right, a holder of Exchangeable Bonds must deliver, at any time prior to the close of business on the business day immediately preceding the repurchase date specified in our notice, written notice to the paying agent of the holder’s exercise of its repurchase right.

The holder may withdraw any written repurchase notice by delivering a written notice of withdrawal to the paying agent prior to the close of business on the business day immediately preceding the repurchase date that states the principal amount of the withdrawn Exchangeable Bonds, the certificate number of the Exchangeable Bonds in the case of a physical bond and the principal amount, if any, of Exchangeable Bonds that remain subject to the original repurchase notice, which must be in principal amounts of USD 1,000 or an integral multiple of USD 1,000.

For purposes of defining a fundamental change:

•	the terms “person” and “group” have the meanings given to them in Sections 13(d) and 14(d) of the Exchange Act or any successor provisions;
•

the term “group” includes any group acting for the purpose of acquiring, holding or disposing of securities within the meaning of Rule 13d-5(b)(1) under the Exchange Act or any successor provision; and

•	the term “beneficial owner” is determined in accordance with Rule 13d-3 under the Exchange Act.

Rule 13e-4 under the Exchange Act, as amended, requires the dissemination of certain information to security holders if an issuer tender offer occurs and may apply if the repurchase option becomes available to holders of the Exchangeable Bonds. We will comply with this rule to the extent applicable at that time.

We could, in the future, enter into certain transactions, including certain recapitalizations, that would not constitute a fundamental change with respect to the fundamental change repurchase feature of the Exchangeable Bonds, but that would increase the amount of our outstanding indebtedness or the outstanding indebtedness of our subsidiaries.

No Exchangeable Bonds may be repurchased at the option of holders upon a fundamental change if the principal amount of the Exchangeable Bonds has been accelerated, and such acceleration has not been rescinded, on or prior to such date (except in the case of an acceleration resulting from our default in the payment of the tax event repurchase price, the change of control repurchase price or the listing failure event repurchase price).

The fundamental change repurchase feature of the Exchangeable Bonds may in certain circumstances make it more difficult or discourage a takeover of us or the guarantor. The fundamental change repurchase feature, however, is not the result of our knowledge of any specific effort to accumulate the Shares, to obtain control of us by means of a merger, scheme of arrangement, tender offer solicitation or otherwise, or by management to adopt a series of anti-takeover provisions. Instead, the fundamental change repurchase feature is a standard term contained in securities similar to the Exchangeable Bonds, is limited to specified transactions and may not include other events that might adversely affect our or the guarantor’s financial condition or results of operations.

Consolidation, Merger and Sale of Assets

We have agreed, for so long as any Exchangeable Bonds remain outstanding, that we will not consolidate with or merge into any entity, or transfer or dispose of all or substantially all of our assets to any entity, unless, among certain other requirements:

•

either (a) we or the guarantor is the continuing entity or (b) the continuing entity is organized under the laws of the United States, the District of Columbia, the Cayman Islands, Bermuda, the British Virgin Islands, Cyprus, the Kingdom of the Netherlands, the Grand Duchy of Luxembourg, England, Scotland, Wales, Ireland, or any other jurisdiction that does not adversely affect the rights of any Holder under the indenture in any material respect;

•	immediately after giving effect to such transaction or series of transactions, no default or event of default will have occurred and be continuing or would result therefrom; and
•	the successor (if not us or the guarantor) expressly assumes our or the guarantor’s, as applicable, covenants and obligations under the indenture.

Additional Covenants

The covenants summarized below will apply to the Exchangeable Bonds.

Ownership of the Company

The guarantor will continue to own (directly or indirectly) 100% of our common equity.

Covenants with Respect to the Shares

The guarantor will keep available at all times (a) conditional share capital to issue and/or (b) the Shares held in treasury by the guarantor or any of its subsidiaries to deliver to holders of the Exchangeable Bonds the full number of Shares issuable or deliverable, as applicable, upon exchange of the Exchangeable Bonds, which Shares will not be subject by law to preemptive rights and in respect of which no contractual preemptive rights will be granted. The guarantor will cause the person in whose name any Shares will be issuable upon exchange to be effectively treated as a stockholder of record of such Shares for purposes of any dividends or distribution payable on the Shares as of the close of business on the relevant exchange date.

The guarantor will not alter its share capital or amend its articles of association if and to the extent such alteration or amendment would have the effect of preventing, hindering or impairing the right of holders of the Exchangeable Bonds to exchange their Exchangeable Bonds for the Shares.

The guarantor undertakes to and covenants with the trustee that in the event of our failing to comply with our obligations pursuant to the provisions described under “—Exchange Rights—Settlement Upon Exchange” above, the guarantor will cause us to comply with such obligations.

Required Information

At any time we and the guarantor are not subject to Sections 13 or 15(d) of the Exchange Act, we will, so long as any of the Exchangeable Bonds or the Shares constitute “restricted securities” within the meaning of Rule 144(a)(3) under the Securities Act, promptly provide to any holder, beneficial owner or prospective purchaser of such Exchangeable Bonds or any such Shares, upon written request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act (or any other provision of Rule 144A, as such rule may be amended from time to time), to facilitate the resale of such Exchangeable Bonds or the Shares pursuant to Rule 144A under the Securities Act, as such rule may be amended from time to time.

We and the guarantor will file with the trustee within fifteen days after the same are required to be filed with the SEC, copies of any documents or reports that we are required to file with the SEC pursuant to Section 13 or 15(d) of the Exchange Act (giving effect to any grace period provided by Rule 12b-25 under the Exchange Act). Any such document or report that we or the guarantor files with the SEC via the SEC’s EDGAR system will be deemed to be filed with the trustee for purposes of this paragraph at the time such documents are filed via the EDGAR system.

Delivery of such reports, documents and information to the trustee is for informational purposes only, and the trustee’s receipt of such shall not constitute constructive notice of any information contained therein or determinable from information contained therein, including our compliance with any of our covenants (as to which the trustee is entitled to rely exclusively on officers’ certificates). The trustee shall not be obligated to monitor or confirm, on a continuing basis or otherwise, our compliance with this required information covenant or the posting of any reports, documents and information on the EDGAR system or any website.

Events of Default

Each of the following will constitute an event of default under the indenture:

•	we or the guarantor defaults in the payment of interest on any Exchangeable Bond when due and payable, and the default continues for a period of 30 days;
•

we or the guarantor defaults in the payment of the principal (including the tax event repurchase price, change of control repurchase price or listing failure event repurchase price, if applicable) of, or premium on, any Exchangeable Bond when due and payable at maturity, upon required repurchase or otherwise;

•	we or the guarantor fails to comply with our respective obligations to exchange the Exchangeable Bonds in accordance with the indenture upon exercise of a holder’s exchange right;
•	we or the guarantor fails to make an offer in connection with a fundamental change or tax event in accordance with the indenture;
•

we or the guarantor fails to comply with any covenant or agreement in the indenture and such default or breach continues for 90 days after we have been given written notice specifying such default or breach and requiring it to be remedied in accordance with the indenture;

•	the occurrence of a listing failure event;
•	certain events involving bankruptcy, insolvency or liquidation of us or the guarantor; and
•	the guarantee ceases to be in full force and effect or is declared null and void in a judicial proceeding, or the guarantor denies or disaffirms its obligations under the indenture.

If an event of default described above will occur and be continuing, the trustee or the holders of at least 25% in aggregate principal amount of the Exchangeable Bonds then outstanding may declare the Exchangeable Bonds due and payable at their principal amount together with accrued interest, and thereupon the trustee may, at its discretion, proceed to protect and enforce the rights of the holders of Exchangeable Bonds by appropriate judicial proceedings. Such declaration may be rescinded and annulled with the written consent of the holders of a majority in aggregate principal amount of the Exchangeable Bonds then outstanding on behalf of all holders of Exchangeable Bonds, subject to the provisions of the indenture. Notwithstanding the foregoing, no such waiver or rescission and annulment will extend to affect any default or event of default resulting from (i) the nonpayment of the principal (including the change of control repurchase price, the listing failure event repurchase price or the tax event repurchase price, if applicable) of, or accrued and unpaid interest on, any Exchangeable Bonds, (ii) failure to repurchase any Exchangeable Bonds when required or (iii) a failure to pay or deliver, as the case may be, the consideration due upon exchange of the Exchangeable Bonds. Further, notwithstanding the foregoing, the guarantor’s failure to own (directly or indirectly) 100% of the common equity of us shall constitute an event of default immediately upon such event.

Tax Additional Amounts

We and the guarantor, or any such successor, as applicable, will pay any amounts due with respect to the Exchangeable Bonds without deduction or withholding for any and all present and future withholding taxes, levies, imposts and charges (a “withholding tax”) imposed by or for the account of the Cayman Islands, Switzerland or any other jurisdiction in which we or the guarantor, or any such successor, as applicable, are resident for tax purposes or any political subdivision or taxing authority of such jurisdiction (the “taxing jurisdiction”), unless such withholding or deduction is required by law. If such deduction or withholding is at any time required, we or the guarantor, or any such successor, as applicable, will (subject to compliance by you with any relevant administrative requirements) pay you additional amounts as will result in your receipt of such amounts as you would have received had no such withholding or deduction been required.

If the taxing jurisdiction requires us to deduct or withhold any of these taxes, levies, imposts or charges, we or the guarantor, or any such successor, as applicable, will (subject to compliance by the holder of Exchangeable Bonds with any relevant administrative requirements) pay these additional amounts in respect of principal amount, redemption price, repurchase price and interest (if any), in accordance with the terms of the Exchangeable Bonds and the indenture, as may be necessary so that the net amounts paid to the holder or the trustee after such deduction or withholding will equal the principal amount, redemption price, repurchase price and interest (if any), on the Exchangeable Bonds. However, none of us or the guarantor, or any such successor, as applicable, will pay additional amounts in the following instances:

(1)

if any withholding would not be payable or due but for the fact that (1) the holder (or a fiduciary, settlor, beneficiary of, member or shareholder of, the holder, if the holder is an estate, trust, partnership or corporation), is a domiciliary, national or resident of, or engaging in business or maintaining a permanent establishment or being physically present in, the taxing jurisdiction or otherwise having some present or former connection with the taxing jurisdiction other than the holding or ownership of the Exchangeable Bonds or the collection of principal amount, redemption price, repurchase price and interest (if any), in accordance with the terms of the Exchangeable Bonds and the indenture, or the enforcement of the Exchangeable Bonds or (2) where presentation is required, the Exchangeable Bonds were presented more than 30 days after the date such payment became due or was provided for, whichever is later,

(2)

if any withholding tax would not have been imposed but for the failure to comply with certification, information, documentation or other reporting requirements concerning the nationality, residence, identity or connections with the relevant tax authority of the holder or beneficial owner of the Exchangeable Bonds, if this compliance is required by statute or by regulation as a precondition to relief or exemption from such withholding tax,

(3)	if any withholding tax would not be payable but for a tax event and we have made a tax event offer to repurchase pursuant to the indenture, or
(4)

if any withholding tax is required to be made in respect of payments made to holders of the Exchangeable Bonds resident in Switzerland (including any holders of Exchangeable Bonds who fail to provide required certification, documentation or other information establishing residence outside of Switzerland) pursuant to laws enacted by Switzerland providing for the taxation of payments according to principles similar to those laid down in the draft legislation of the Swiss

Federal Council of December 17, 2014, or otherwise changing the Swiss federal withholding tax system from an issuer-based system to a paying agent-based system to which a person other than the issuer is required to withhold tax on any interest payment, or any combination of the instances described in the preceding bullet points.

Notwithstanding anything herein to the contrary, if a holder does not elect to exchange, or cause repurchase of, its Exchangeable Bonds following a tax event, none of us or the guarantor, or any such successor, as applicable, will be required to pay additional amounts with respect to payments made in respect of such Exchangeable Bonds following the tax event repurchase date, and all subsequent payments in respect of such Exchangeable Bonds will be subject to any tax required to be withheld or deducted under the laws of a relevant taxing jurisdiction. The obligation to pay additional amounts to any such holder for payments made on or in periods prior to the tax event repurchase date will remain subject to the exceptions described above.

Satisfaction and Discharge

When (a)(i) all outstanding Exchangeable Bonds have been delivered to the trustee for cancellation; or (ii) we or the guarantor has deposited with the trustee or delivered to holders, as applicable, after the Exchangeable Bonds have become due and payable, whether on the maturity date, any tax event repurchase date, any fundamental change repurchase date, upon exchange or otherwise, cash, the Shares, and any cash in lieu of fractional Shares, solely to satisfy the guarantor’s exchange obligation, sufficient, without consideration of any reinvestment of interest, to pay all of the outstanding Exchangeable Bonds and all other sums due and payable under the indenture by us and the guarantor; and (b) we have delivered to the trustee an officers’ certificate and an opinion of counsel, each stating that all conditions precedent for the satisfaction and discharge of the indenture have been complied with, then the indenture will cease to be of further effect with respect to the Exchangeable Bonds.

Amendments to the Indenture

With the consent of the holders of at least a majority of the aggregate principal amount of the Exchangeable Bonds then outstanding, we, the guarantor and the trustee may enter into supplemental indentures for the purpose of modifying or amending any of the provisions of the indenture or any supplemental indentures thereto, or of modifying in any manner the rights of the holders hereunder or thereunder; provided, however, that, without the consent of each holder of an outstanding Exchangeable Bond affected, no such supplemental indenture shall:

•	reduce the principal amount of the then outstanding Exchangeable Bonds whose holders must consent to an amendment, supplement or waiver;
•	reduce the principal of or change the fixed maturity of any Exchangeable Bonds;
•	reduce the rate of or change the time for payment of interest on any Exchangeable Bond;
•	make any change that adversely affects the exchange rights or tax event or fundamental change repurchase rights of the Exchangeable Bonds;

•

waive a default or event of default in the payment or delivery, as the case may be, of (i) the principal (including the tax event repurchase price, the change of control repurchase price or the listing event repurchase price, if any) of, (ii) interest on or (iii) any consideration due upon exchange of, the Exchangeable Bonds (except a rescission of acceleration of the Exchangeable Bonds by the holders of at least a majority in aggregate principal amount of the then outstanding Exchangeable Bonds and a waiver of the payment default that resulted from such acceleration);

•	make any Exchangeable Bond payable in money other than that stated in the Exchangeable Bond;
•

make any change in the provisions of the indenture relating to waivers of past defaults or the rights of holders of Exchangeable Bonds to receive payments of principal of, or interest or premium, if any, on the Exchangeable Bonds;

•

adversely alter any of the provisions with respect to a repurchase of the Exchangeable Bonds upon a tax event or fundamental change or waive any payment of the tax event repurchase price, the change of control repurchase price or the listing failure event repurchase price;

•	cause the Exchangeable Bonds or the guarantee to become subordinated in right of payment to any other indebtedness of us or the guarantor, as applicable;
•	make any change in the amendment and waiver provisions; or
•	release the guarantor from its obligations under the guarantee or the indenture, except as permitted by the indenture.

Further, without requiring the consent of any holders, we, the guarantor and the trustee may enter into supplemental indentures for one or more of the following purposes:

•

to cure any ambiguity or to correct or supplement any provision in the indenture which may be inconsistent with any other provision in the indenture, provided such action will not adversely affect the interests of the holders of Exchangeable Bonds in any material respect;

•

to provide for uncertificated Exchangeable Bonds in addition to or in place of physical bonds or to alter the provisions of the indenture regarding the form of the Exchangeable Bonds (including the related definitions) in a manner that does not adversely affect any holder of Exchangeable Bonds in any material respect;

•	to provide for the assumption of our or the guarantor’s obligations to the holders under the indenture by a successor company as provided for in the indenture;
•

to make any change that would provide any additional rights or benefits to the holders that does not adversely affect the legal rights hereunder of any holder in any material respect, as determined in good faith by us, as evidenced in an officers’ certificate, or to surrender any right or power conferred upon us or the guarantor;

•	to evidence and provide the acceptance of the appointment of a successor trustee pursuant to the terms of the indenture;
•	to add an additional guarantor to the Exchangeable Bonds;
•	to increase the exchange rate;
•	to provide for the issuance of additional Exchangeable Bonds as permitted under the indenture;
•

in connection with any event described under “—Recapitalizations, Reclassifications and Changes of the Shares,” to provide that the Exchangeable Bonds are exchangeable into reference property, subject to the provisions of the indenture, and make such related changes to the terms of the Exchangeable Bonds to the extent expressly required; or

•	to conform the provisions of the indenture of the Exchangeable Bonds to this “Description of Transocean Exchangeable Bonds.”

Global Exchangeable Bonds: Book-Entry Form

The Exchangeable Bonds will be represented by one or more global securities. A global security is a special type of indirectly held security. Each global security will be deposited with, or on behalf of, DTC and be registered in the name of a nominee of DTC. Except under the circumstances described below, the Exchangeable Bonds will not be issued in definitive form in the name of individual holders.

Investors may hold interests in the Exchangeable Bonds outside the United States through Euroclear or Clearstream if they are participants in those systems, or indirectly through organizations which are participants in those systems. Euroclear and Clearstream will hold interests on behalf of their participants through customers’ securities accounts in Euroclear’s and Clearstream’s names on the books of their respective depositaries which in turn will hold such positions in customers’ securities accounts in the names of the nominees of the depositaries on the books of DTC. All securities in Euroclear or Clearstream are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts.

Upon the issuance of a global security, DTC will credit on its book-entry registration and transfer system the accounts of persons designated by the underwriters with the respective principal amounts of the Exchangeable Bonds represented by the global security. Ownership of beneficial interests in a global security will be limited to DTC participants (i.e., persons that have accounts with DTC or its nominee) or persons that may hold interests through DTC participants including Euroclear and Clearstream. Ownership of beneficial interests in a global security will be shown on, and the transfer of that ownership will be effected only through, records maintained by DTC or its nominee (except with respect to persons that are themselves DTC participants).

So long as DTC or its nominee is the registered owner of a global security, DTC or the nominee will be considered the sole owner or holder of the Exchangeable Bonds represented by that global security under the indenture. Except as described below, owners of beneficial interests in a global security will not be entitled to have Exchangeable Bonds represented by that global security registered in their names, will not receive or be entitled to receive physical delivery of Exchangeable Bonds in definitive form and will not be considered the owners or holders of the Exchangeable Bonds under the indenture. Principal and interest payments on

Exchangeable Bonds registered in the name of DTC or its nominee will be made to DTC or the nominee, as the registered owner. None of us, the guarantor, the trustee, any paying agent or the registrar for the Exchangeable Bonds will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial interests in a global security or for maintaining, supervising or reviewing any records relating to such beneficial interests or with respect to delivery to any participant, member, beneficial owner or other person (other than DTC) of any notice. The laws of some states require that certain purchasers of securities take physical delivery of such securities in definitive form. Those limits and laws may impair the ability to transfer beneficial interests in a global security.

We expect that DTC or its nominee, upon receipt of any payment of principal or interest, will credit immediately the participants’ accounts with payments in amounts proportionate to their beneficial interests in the principal amount of the relevant global security as shown on the records of DTC or its nominee. We also expect that payments by participants to owners of beneficial interests in a global security held through those participants will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in “street name,” and will be the responsibility of those participants.

If DTC is at any time unwilling or unable to continue as a depositary and a successor depositary is not appointed by us within 90 days, we will issue Exchangeable Bonds in definitive form in exchange for the entire global security for the Exchangeable Bonds. In addition, we may at any time choose not to have Exchangeable Bonds represented by a global security and will then issue Exchangeable Bonds in definitive form in exchange for the entire global security relating to the Exchangeable Bonds. In any such instance, an owner of a beneficial interest in a global security will be entitled to physical delivery in definitive form of Exchangeable Bonds represented by the global security equal in principal amount to that beneficial interest and to have the Exchangeable Bonds registered in its name. Exchangeable Bonds so issued in definitive form will be issued as registered Exchangeable Bonds in minimum denominations of USD 1,000 and integral multiples thereof, unless otherwise specified by us.

Meetings of Holders

Meetings of holders of Exchangeable Bonds may be called at any time for any of the following purposes:

•

to give any notice to us or to the trustee or to give any directions to the trustee permitted under the indenture, or to consent to the waiving of any default or event of default under the indenture and its consequences, or to take any other action authorized to be taken by holders of Exchangeable Bonds in respect of an event of default or remedy in respect of an event of default;

•	to remove the trustee and nominate a successor trustee pursuant to the indenture;
•	to consent to the execution of an indenture or supplemental indenture amending or modifying the indenture; or
•	to take any other action authorized to be taken by or on behalf of the holders of any specified aggregate principal amount of Exchangeable Bonds under any other provision of the indenture.

Calls of Meetings

The trustee may at any time call a meeting of holders of Exchangeable Bonds to take any action specified above, to be held at such time and place as the trustee will determine. Notice of every meeting of holders of Exchangeable Bonds, setting forth the time and place of such meeting and in general terms the action proposed to be taken at such meeting and the establishment of any record date, will be delivered to holders of Exchangeable Bonds. Such notice will also be delivered to us, not less than 20 or more than 90 days prior to the date fixed for the meeting.

Any meeting of holders of Exchangeable Bonds will be valid without notice if the holders of all Exchangeable Bonds then outstanding are present in person or by proxy or if notice is waived before or after the meeting by the holders of all Exchangeable Bonds then outstanding, and if we and the trustee are either present by duly authorized representatives or have, before or after the meeting, waived notice.

In case at any time we or the holders of at least 25% of the aggregate principal amount of the Exchangeable Bonds then outstanding will have requested the trustee to call a meeting of holders of Exchangeable Bonds, by written request setting forth in reasonable detail the action proposed to be taken at the meeting, and the trustee will not have delivered the notice of such meeting within 20 days after receipt of such request, then we or such holders may determine the time and the place for such meeting and may call such meeting to take any action described above, by delivering notice thereof as provided in this section.

Qualifications for Voting

To be entitled to vote at any meeting of holders, a person must (a) be a holder of one or more Exchangeable Bonds on the record date pertaining to such meeting and (b) be a person appointed by an instrument in writing as proxy by a holder of one or more Exchangeable Bonds on the record date pertaining to such meeting. The only persons entitled to be present or to speak at any meeting of holders will be the persons entitled to vote at such meeting and their counsel, any representatives of the trustee and its counsel and any of our representatives and our counsel.

Notices

Any notice or communication delivered or to be delivered to a holder of Exchangeable Bonds, so long as the Exchangeable Bonds remain in global form, will be delivered in accordance with the applicable procedures of the depositary and shall be sufficiently given to it if so delivered within the time prescribed. Notices to holders of Exchangeable Bonds in certificated form will be given by mail to the holder’s address as it appears in the Exchangeable Bonds register.

Information Regarding the Trustee

Wells Fargo Bank, National Association, as trustee under the indenture, has been appointed by us as paying agent, exchange agent, registrar and custodian with regard to the Exchangeable Bonds. The trustee and its affiliates provide and may from time to time in the future provide banking and other services to us in the ordinary course of their business.

Governing Law

The indenture and the Exchangeable Bonds will be governed by, and construed in accordance with, the law of the State of New York.

BENEFICIAL OWNERSHIP OF TRANSOCEAN SHARES

Security Ownership of Significant Shareholders

Listed below are the only persons who, to the knowledge of the Company, may be deemed to be beneficial owners, as of October 31, 2017, of more than 5% of the Company’s shares.

Name and Address of Beneficial Owner	Shares Beneficially Owned		Percent of Class(1)
The Vanguard Group 100 Vanguard Blvd. Malvern, PA 19355	39,971,930	(2)	10.18%
BlackRock, Inc. 55 East 52nd Street New York, NY 10055	22,962,443	(3)	5.85%
State Street Corporation State Street Financial Center One Lincoln Street Boston, MA 02111	19,714,580	(4)	5.02%

(1)	The percentage indicated is based on 392,610,159 Company shares deemed to be outstanding as of March 1, 2017.
(2)

The number of shares is based on the Schedule 13G/A filed with the SEC on February 10, 2017, by The Vanguard Group. According to the filing, The Vanguard Group has sole voting power with regard to 512,455 shares, shared voting power with regard to 41,138 shares, sole dispositive power with regard to 39,438,988 shares and shared dispositive power with regard to 532,942 shares.

(3)

The number of shares is based on the Schedule 13G filed with the SEC on January 30, 2017, by BlackRock, Inc. According to the filing, BlackRock Inc. has sole voting power with regard to 20,335,270 shares, shared voting power with regard to 6,700 shares, sole dispositive power with regard to 22,955,743 shares and shared dispositive power with regard to 6,700 shares.

(4)

The number of shares is based on the Schedule 13G filed with the SEC on February 10, 2017, by State Street Corporation. According to the filing, State Street Corporation has shared voting power and shared dispositive power with regard to 19,714,580 shares.

Security Ownership of Transocean Directors and Executive Officers

The table below shows how many shares each of our directors and nominees, each of the named executive officers described under “Compensation Discussion and Analysis” of the 2017 Annual General Meeting proxy statement, and all directors and executive officers as a group beneficially owned as of October 31, 2017.

Name	Shares Owned(1)	Shares Subject to Right to Acquire Beneficial Ownership(2)	Total Shares Beneficially Owned(3)	Percent of Class(3)
Jeremy D. Thigpen	156,784	77,984	234,768	*
Mark Mey	95,204	32,679	127,883	*
John B. Stobart	84,854	32,828	117,682	*
Howard E. Davis	59,952	24,509	84,461	*
Brady K. Long	21,079	19,496	40,575	*
David Tonnel	47,644	14,705	62,349	*
Glyn A. Barker	11,748	40,712	52,460	*
Vanessa C.L. Chang	3,700	46,454	50,154	*
Frederico F. Curado	—	40,712	40,712	*
Chadwick C. Deaton	1,000	46,454	47,454	*
Vincent J. Intrieri	—	35,952	35,952	*
Martin B. McNamara	24,651	76,122	100,773	*
Samuel J. Merksamer	—	46,688	46,688	*
Merrill A. “Pete” Miller, Jr.	—	52,882	52,882	*
Edward R. Muller	6,647	59,191	65,838	*
Tan Ek Kia	—	50,222	50,222	*
All directors and executive officers as a group (16 persons)	513,263	697,590	1,210,853	*

*        Less than 1%.

(1)

The business address of each director and executive officer is Turmstrasse 30, CH‑6300 Zug, Switzerland. None of the shares beneficially owned by our directors or executive officers are pledged as security.

(2)

Includes shares that may be acquired within 60 days from October 31, 2017 through the exercise of options. Also includes (a) rights to acquire shares under the Company’s deferred compensation plan held by Mr. McNamara (11,798); and (b) vested restricted share units held by Messrs. Barker, Curado, Deaton, Intrieri, McNamara (64,324), Merksamer, Miller, Muller and Tan, and Ms. Chang.

(3)	As of October 31, 2017, each listed individual and the Company’s directors and executive officers as a group beneficially owned less than 1% of the Company’s outstanding shares.

BENEFICIAL OWNERSHIP OF SHARES OF SONGA

Security Ownership of Significant Shareholders

Listed below are the only persons who, to the knowledge of Songa Offshore, may be deemed to be beneficial owners, as of October 31, 2017, of more than 5% of Songa Shares calculated in accordance with Rule 13d‑3 of the Exchange Act.

Name and Address of Beneficial Owner	Shares Owned		Shares Subject to Right to Acquire Beneficial Ownership		Shares Beneficially Owned		Percent of Class(1)
Frederik W. Mohn/Perestroika AS Statsminister Michelsensvei 38, 5320 Paradis, Norway	59,557,340	(2)	27,556,518	(3)	87,113,858	(4)	55.4%
Asia Research & Capital Management Ltd C/O Asia Research & Capital Mgt. Ltd. 21/F, Shanghai Commercial Bank Tower 12 Queens Road Central, Hong Kong	30,272,396	(5)	14,697,449	(6)	44,969,845	(7)	32.3%
York Capital Management Global Advisors, LLC C/O Operations 767 Fifth Avenue. 17th Floor New York, NY 10153	5,586,322	(8)	8,968,222	(9)	14,554,544	(10)	10.6%

(1)	The percentage indicated is based on 137,641,567 of Songa Shares outstanding as of October 31, 2017.
(2)	Includes 62,000 Songa Shares owned by Frederik W. Mohn, the sole owner of Perestroika AS, and 5,750 Songa Shares held by Mr. Mohn’s spouse.
(3)	Songa Shares issuable upon conversion of SONG07 convertible bonds.
(4)

Frederik W. Mohn is the sole owner of Perestroika AS and may be deemed to be the natural person that has sole voting and investment control of the shares listed as beneficially owned by Perestroika AS.

(5)

Includes 4,199,851 Songa Shares owned by ARCM Distressed Energy Opportunities Master Fund Ltd. (“ARCM Fund”), 22,287,610 Songa Shares owned by ARCM Master Fund II, Ltd. (“ARCM Fund II”) and 3,784,935 Songa Shares owned by ARCM Master Fund III Ltd. (“ARCM Fund III”).

(6)

Includes 1,998,349 Songa Shares issuable to ARCM Fund upon conversion of SONG07 convertible bonds, 8,492,986 Songa Shares issuable to ARCM Fund II upon conversion of SONG07 convertible bonds and 4,206,114 Songa Shares issuable to ARCM Fund III upon conversion of SONG07 bonds.

(7)

Asia Investment Partners Ltd is the investment manager to ARCM Fund, ARCM Fund II and ARCM Fund III. Asia Investment Partners Ltd has delegated certain of its functions, duties, powers and discretions to exempt reporting advisor, Asia Research & Capital Management Ltd.

(8)

Includes 2,096,536 Songa Shares owned by York Credit Opportunities Investments Master Fund, L.P. (“York Credit Opportunities Master Fund”), 2,049,985 Songa Shares owned by York Credit Opportunities Fund, L.P. (“York Credit Opportunities Fund”), 119,645 Songa Shares owned by York European Strategic Investors Holding Fund, L.P. (“York European Strategic Investors Holding Fund”), and 1,320,156 Songa Shares owned by York European Opportunities Investments Master Fund, L.P. (“York European Opportunities Investments Master Fund”).

(9)

Includes 3,362,376 Songa Shares issuable upon conversion of SONG07 bonds owned by York Credit Opportunities Master Fund and 1,322,344 Songa Shares delivered to York Credit Opportunities Master Fund on August 22, 2017 upon the exercise of its warrants; and 3,073,267 Songa Shares issuable upon conversion of SONG07 bonds owned by York Global Finance Fund, L.P (“York Global Finance Fund”) and 1,210,235 Songa Shares delivered to York Global Finance Fund on August 22, 2017 upon the exercise of its warrants.

(10)

York Capital Management Global Advisors, LLC, the sole managing member of the general partner of each of York Credit Opportunities Master Fund, York Credit Opportunities Fund, York European Strategic Investors Holding Fund and York European Opportunities Investments Master Fund, exercises investment discretion over such investment funds and accordingly may be deemed to have beneficial ownership over the Ordinary Shares directly owned by such investment funds.

Security Ownership of Songa Offshore Directors and Executive Officers

The table below shows how many shares each of Songa Offshore’s directors and nominees, each of the named executive officers and all directors and executive officers as a group beneficially owned as of October 31, 2017.

Name	Shares Owned(1)		Shares Subject to Right to Acquire Beneficial Ownership		Total Shares Beneficially Owned		Percent of Class(5)
Frederik W. Mohn/Perestroika AS	59,557,340	(2)	27,556,518	(3)	87,113,858	(4)	55.4%
Mark Bessell	53,027		—		53,027		*
Arnaud Bobillier	21,300		—		21,300		*
Christina Ioannidou	—		—		—		—
Bjørnar Iversen	118,097		—		118,097		*
Ronald Blakely	—		—		—		—
Michael Mannering	13,768	(6)	—		13,768		*
Johan Kristian Mikkelsen	10,000		—		10,000		*
Jan Rune Steinsland	77,218	(7)	—		77,218		*
All directors and executive officers as a group (9 persons)	59,850,750		27,556,518		87,407,268		55.6%

*     Less than 1%.

(1)	To our knowledge, none of the shares beneficially owned by our directors or executive officers are pledged as security.
(2)	Includes 62,000 Songa Shares owned by Frederik W. Mohn, the sole owner of Perestroika AS, and 5,750 Songa Shares held by Mr. Mohn’s spouse.
(3)	Shares to be received upon conversion of SONG07 by Perestroika AS.
(4)

Frederik W. Mohn is the sole owner of Perestroika AS and may be deemed to be the natural person that has sole voting and investment control of the shares listed as beneficially owned by Perestroika AS.

(5)	The percentage indicated is based on 129,797,688 Songa Shares deemed to be outstanding as of August 15, 2017.
(6)	Includes 8,576 Songa Shares held by Mr. Mannering’s spouse.
(7)	Includes 65,945 Songa Shares held by Songvaar Invest AS, where Mr. Steinsland is trustee.

COMPARISON OF SHAREHOLDER RIGHTS

Transocean is a Swiss company with registered office in Steinhausen, Canton of Zug, Switzerland, and Songa Offshore is a European public company limited by shares organized under the laws of the Republic of Cyprus. Ownership interests in a company organized under the laws of Cyprus are fundamentally different from ownership interests in a Swiss company. The rights of Transocean shareholders are governed by Swiss law and Transocean’s Articles of Association. In addition, Transocean is subject to the rules and regulations of the SEC and the NYSE that, among other things, regulate the solicitation of proxies and provide for additional shareholder rights requirements. The rights of Songa Offshore shareholders are governed by Cyprus laws and Songa’s Articles of Association. As a result of the Combination, holders of Songa Shares will become shareholders of Transocean and their rights as shareholders will be governed by Swiss law and Transocean’s Articles of Association. There are many differences between the rights of Songa Offshore shareholders and those of Transocean shareholders.

This section describes the material differences between the rights of Songa Offshore’s shareholders under Cyprus law and Songa’s Articles of Association and the rights of Transocean’s shareholders under Swiss law and Transocean’s Articles of Association but is not meant to be relied upon as an exhaustive list or a detailed description of the provisions discussed and is qualified in its entirety by reference to Transocean’s Articles of Association and Songa’s Articles of Association, to which you are referred. Copies of Transocean’s Articles of Association and Songa’s Articles of Association are available, without charge, by following the instructions listed under “Where You Can Find More Information.”

Purpose and Term of Existence

Songa Offshore. Songa Offshore’s primary stated purpose is ownership, acquisition and operation of vessels, rigs and offshore installations, as well as other related business, and it may also acquire and own shares, securities and ownership interests in other companies. Songa Offshore has a perpetual existence.

Transocean. Transocean’s stated purpose is to acquire, hold, manage, exploit and sell, whether directly or indirectly, participations in businesses in Switzerland and abroad, in particular in businesses that are involved in offshore contract drilling services for oil and gas wells, oil and gas drilling management services, drilling engineering services and drilling project management services and oil and gas exploration and production activities, and to provide financing for this purpose. Transocean may acquire, hold, manage, mortgage and sell real estate and intellectual property rights in Switzerland and abroad. Transocean has a perpetual existence.

Capitalization

Songa Offshore. As of October 31, 2017, Songa Offshore had an authorized share capital of EUR 24,095,941.10 divided into (i) 137,641,567 ordinary shares of nominal value EUR 0.10 each and (ii) 103,317,844 undesignated shares of nominal value EUR 0.10 each. Songa Offshore’s issued share capital is EUR 13,764,156.70 consisting of 137,641,567 ordinary shares. All the issued shares are fully paid up and rank pari passu with all other shares.

Under Songa’s Articles of Association, the Songa Board is entitled to issue shares ranking pari passu in all respects with existing issued shares out of the authorized but unissued share capital of Songa, as it may determine. Where shares are issued for consideration in cash, this power is subject to pre-emption rights. For further information on pre-emption rights with respect to Songa Offshore’s authorized share capital, see “—Preemptive Rights and Advance Subscription Rights” below.

On the basis of current authorizations granted by the general meeting, the Songa Board is authorized to issue new shares from the unissued share capital of Songa Offshore at any time until April 21, 2021 and to thus increase the issued share capital by a maximum amount of EUR 9,384,320.5 by issuing a maximum of 93,843,205 shares.

Additionally, unissued shares may be issued as shares with such preferred, deferred or other special rights or such restrictions, whether in regard to dividends, voting, return of capital or otherwise as the general meeting may by ordinary resolution determine. Unissued shares may also be issued as preference shares, redeemable on such terms and in such manner as the general meeting may determine by special resolution (resolution adopted by a majority in favor of at least 75% of the votes cast).

Transocean. As of October 31, 2017, the share capital of Transocean registered in the commercial register was CHF 39,480,199, divided into 394,801,990 shares, par value CHF 0.10 per share. The issued shares are fully paid, non-assessable, and rank pari passu with each other and all other shares.

The Transocean Board is authorized to issue new shares at any time until May 12, 2018 and thereby increase the stated share capital by a maximum amount of CHF 2,225,804.30 by issuing a maximum of 22,258,043 shares. Transocean’s authorized share capital expires on May 12, 2018. Transocean’s shares are listed and traded on the NYSE.

The Transocean Board determines the time of the issuance, the issuance price, the manner in which the new shares have to be paid in, the date from which the new shares carry the right to dividends and, subject to the provisions of Transocean’s Articles of Association, the conditions for the exercise of the preemptive rights with respect to the issuance and the allotment of preemptive rights that are not exercised. The Transocean Board may allow preemptive rights that are not exercised to expire, or it may place such rights or shares, the preemptive rights in respect of which have not been exercised, at market conditions or use them otherwise in Transocean’s interest. For further information on preemptive rights with respect to Transocean’s authorized share capital, see “—Preemptive Rights and Advance Subscription Rights” below.

Transocean’s Articles of Association provide for a conditional share capital that allows the issuance by Transocean of up to 143,783,041 shares and thus an increase of the stated share capital by a maximum amount of CHF 14,378,304.10. These shares may be issued:

•

through the exercise of conversion, exchange, option, warrant or similar rights for the subscription of shares granted in connection with bonds, options, warrants or other securities newly or already issued in national or international capital markets or new or already existing contractual obligations by or of Transocean or any of its subsidiaries or any of its respective predecessors; or

•

in connection with the issuance of shares, options or other share-based awards to directors, members of Transocean’s executive management, employees, contractors, consultants or other persons providing services to Transocean or its subsidiaries.

The Transocean Board may not create shares with increased voting powers without the affirmative resolution adopted by shareholders holding at least two-thirds of the voting rights and an absolute majority of the par value of the shares, each as represented (in person or by proxy) at a general meeting of the shareholders. The Transocean Board may create preferred stock with the vote of a majority of the votes cast at a general meeting of Transocean shareholders (not counting broker non-votes, abstentions and blank or invalid ballots).

Preemptive Rights and Advance Subscription Rights

Songa Offshore. Where the share capital is proposed to be increased by consideration in cash, the existing shareholders have a statutory right of pre-emption to subscribe for new shares to be issued in proportion to the aggregate number of the shares of the shareholder. Rights of pre-emption are also applicable to the issuance of securities which are convertible to shares or are accompanied by a right to undertake shares, but not to the conversion of the securities nor to the exercise of the right to subscribe. Such rights may be restricted or excluded in accordance to the provisions of the Companies law Cap. 113 of the statute of the laws of Cyprus (the “Companies Law”). Specifically, a restriction or exclusion of pre-emption rights requires a resolution of the general meeting which is passed by a specified majority, being a majority in favor of over one half of all the votes cast if the attendance represents not less than half the issued share capital and a majority in favor of not less than two-thirds of the votes cast in all other cases. The restriction or exclusion may be specific for the particular proposed issuance of shares or general, provided that in such case reference is made to the maximum number of shares to which it relates and maximum period for which the relevant shares may be issued. In connection with such restriction or exclusion, the directors have an obligation to present to the relevant general meeting a written report explaining the reasons for restriction or exclusion of the right of pre-emption and shall justify the proposed issue price. The general meeting shall decide in accordance with the regulations set out in section 59A of the Companies Law and the copy of the resolution of the general meeting shall be delivered to the Registrar of Companies of Cyprus for registration and publication (pursuant to section 365A of the Companies Law).

There are no pre-emption rights with respect to shares issued for non-cash consideration or shares issued on the conversion of convertible instruments or the exercise of options. Specific rules, including valuation requirements, apply to an issuance of shares in exchange for a contribution in kind.

Songa Offshore’s shareholders have waived pre-emption rights with respect to the issuance for cash consideration of 40,159,901 shares until April 13, 2021. The waiver was granted in respect of the issuance of shares to enable Songa Offshore to act quickly in cases where Songa Offshore needs to strengthen its equity and/or liquidity, or to take advantage of investment and other opportunities. Also, such shares can be used by the Songa Board to issue shares to the management as part of incentive schemes or to make adjustment allocations in the interest of equal treatment of shareholders in connection with offerings of shares in Songa Offshore.

Transocean. Under the Swiss Code of Obligations (the “Swiss Code”), the prior approval of a general meeting of shareholders is generally required to authorize, for later issuance, the issuance of shares, or rights to subscribe for, or convert into, shares (which rights may be connected to debt instruments or other obligations). In addition, the existing shareholders will have preemptive rights in relation to such shares or rights in proportion to the respective par values of their holdings. The shareholders may, with the affirmative vote of shareholders holding two-thirds of the voting rights and a majority of the par value of the shares represented at the general meeting, withdraw or limit the preemptive rights for valid reasons (such as a merger, an acquisition or any of the reasons authorizing the Transocean Board to withdraw or limit the preemptive rights of shareholders in the context of an authorized capital increase as described below).

If the general meeting of shareholders has approved the creation of authorized or conditional capital, it may also delegate the decision whether to withdraw or limit the preemptive and advance subscription rights for valid reasons to the Transocean Board. Transocean’s Articles of Association provide for such a delegation with respect to Transocean’s authorized and conditional share capital in the circumstances described below.

At any time until May 12, 2018, the Transocean Board is authorized to withdraw or limit the preemptive rights with respect to the issuance of shares from authorized capital if:

•	the issue price of the new shares is determined by reference to the market price; or
•

the shares are issued for the acquisition of an enterprise or participations or any part of an enterprise or participations, the financing or refinancing of any such transactions or the financing of Transocean’s new investment plans; or

•

the shares are issued for purposes of broadening of the shareholder constituency of the company in certain financial or investor markets, for purposes of the participation of strategic partners, or in connection with the listing of the shares on domestic or foreign stock exchanges; or

•	the shares are issued for purposes of granting an over-allotment option of up to 20% of the total number of shares in a placement or sale of shares to the initial purchasers or underwriters; or
•

the shares are issued for the participation of directors, members of Transocean’s executive management team, employees, contractors, consultants and other persons performing services for Transocean’s benefit or the benefit of any of Transocean’s subsidiaries.

In connection with the issuance of bonds, options, warrants or other financial instruments or contractual obligations convertible into or exercisable or exchangeable for Transocean’s shares, the preemptive rights of shareholders are excluded and the Transocean Board is authorized to withdraw or limit the advance subscription rights of shareholders in connection with the issuance of bonds, options, warrants or other securities or contractual obligations convertible into or exercisable or exchangeable for Transocean’s shares if the issuance is for purposes of financing or refinancing the acquisition of an enterprise or business, parts of an enterprise, participations or investments, or if the issuance occurs in national or international capital markets or through a private placement.

If the advance subscription rights are withdrawn or limited:

•	the respective financial instruments or contractual obligations must be issued or entered into at market conditions;
•

the conversion, exchange or exercise price, if any, for the respective financial instruments or contractual obligations must be set with reference to the market conditions prevailing at the date on which the financial instruments or contractual obligations are issued or entered into; and

•	the respective financial instruments or contractual obligations may be converted, exercised or exchanged during a maximum period of 30 years from the date of the relevant issuance or entry.

The preemptive rights and the advance subscription rights of shareholders are excluded with respect to shares, bonds, options, warrants or other securities or contractual obligations issued from Transocean’s conditional share capital to directors, members of executive management, employees, contractors, consultants or other persons providing services to Transocean or any of its subsidiaries.

Dividends and Other Distributions; Repurchases of Shares

Songa Offshore. Under Cyprus law, dividends may only be paid out if Songa Offshore has sufficient distributable profits. Therefore, dividends may only be paid out of profits available for distribution to shareholders and not out of capital. Songa Offshore may, at a general meeting of its shareholders, declare by ordinary resolution (simple majority) dividends to be paid out of profits. The Songa Board would make a recommendation on the level of the dividend proposed and the dividend declared cannot exceed the amount recommended by the Songa Board.

In addition to the power of the shareholders to declare dividends, the Songa Board may declare interim dividends as appear to the Songa Board to be justified by the profits of Songa Offshore. An interim dividend is one declared at any time between two annual general meetings.

No distribution to shareholders may be made when on the closing date of the last financial year the net assets, as previously set forth in Songa Offshore’s annual accounts are, or following such a distribution would become, lower than the amount of the subscribed capital plus those reserves which may not be distributed under the Companies Law or Songa’s Articles of Association. Where the uncalled part of the issued capital is not included in the assets shown in the balance sheet, this amount shall not be calculated as part of the subscribed capital.

In addition to the above, dividends may be declared only if the following conditions are satisfied:

•	in relation to interim dividends, interim accounts are prepared which show that the funds available are sufficient for the distribution of interim dividends; and
•

generally in relation to dividends (including interim dividends), the amount to be distributed cannot exceed the total profits made since the end of the last financial year, increased by the amounts of the profits that have been brought forward from the last financial year and the retentions from the reserves that are available for this purpose, but reduced by the amount of losses of previous financial years as well as by the amounts that should be credited to the reserves in accordance with the provisions of the law or Songa’s Articles of Association.

All dividends declared are distributed according to the amounts paid up on the shares. Dividends are declared in EUR. Shareholders who maintain a Norwegian address with the VPS or have supplied VPS with details of their NOK account, would receive their dividend payment in NOK to such account.

Dividends declared and payable by Songa Offshore do not bear interest (unless determined by special rights attached to the shares). The Songa Board may, if it resolves to do so, forfeit any dividend which remains unclaimed for five years from the date when it became due for payment and therefore it shall cease to remain owing by Songa Offshore.

A general meeting declaring a dividend may, on a recommendation of the Songa Board, by special resolution, direct that the dividend be paid wholly or partly by the distribution of the company’s assets.

Songa Offshore may, to the extent permitted by, and subject to the Companies Law, acquire and hold or beneficially own shares (fully paid up) (including redeemable preference shares) representing in aggregate not more than 10% in nominal value of the entire issued share capital of Songa Offshore and not make payments for such shares out of the company’s distributable profits or the proceeds of a fresh share issue. Buy back of own shares needs to be approved by special resolution of the general meeting by which the terms and the manner of the acquisition, including the maximum number of shares that may be acquired, and the maximum and minimum price for acquiring the shares must be determined.

Transocean. Under the Swiss Code, dividends may be paid out only if Transocean has sufficient distributable profits from the previous fiscal year, or if Transocean has freely distributable reserves (including contribution reserves, which are also referred to as additional paid-in capital), each as will be presented on Transocean’s audited annual standalone statutory balance sheet. The affirmative vote of shareholders holding a majority of the votes cast at a general meeting of shareholders (not counting abstentions and blank or invalid ballots) must approve the distribution of dividends. The Songa Board may propose to shareholders that a dividend or other distribution be paid but cannot itself authorize the distribution.

Payments out of Transocean’s share capital (in other words, the aggregate par value of Transocean’s registered share capital) in the form of dividends are not allowed; however, payments out of registered share capital may be made by way of a par value reduction. Such a par value reduction requires the approval of shareholders holding a majority of the votes cast at the general meeting of shareholders (not counting abstentions and blank or invalid ballots). A special audit report must confirm that claims of Transocean’s creditors remain fully covered despite the reduction in the share capital recorded in the commercial register. Upon approval by the general meeting of shareholders of the capital reduction, the Transocean Board must give public notice of the par value reduction resolution in the Swiss Official Gazette of Commerce three times and notify creditors that they may request, within two months of the third publication, satisfaction of or security for their claims.

Under the Swiss Code, if Transocean’s general reserves amount to less than 20% of Transocean’s share capital recorded in the commercial register (i.e., 20% of the aggregate par value of Transocean’s registered capital), then at least 5% of Transocean’s annual profit must be retained as general reserves. The Swiss Code and Transocean’s Articles of Association permit Transocean to accrue additional general reserves. In addition, Transocean may be required to create a special reserve on Transocean’s annual standalone statutory balance sheet in the amount of the purchase price of shares repurchased by its subsidiaries, which amount may not be used for dividends or subsequent repurchases.

Swiss companies generally must maintain a separate company, stand-alone “statutory” balance sheet for the purpose of, among other things, determining the amounts available for the return of capital to shareholders, including by way of a distribution of dividends. Transocean’s auditor must confirm that a proposal made by the Transocean Board to shareholders regarding the appropriation of Transocean’s available earnings or the distribution of distributable profits or of freely distributable reserves conforms to the requirements of the Swiss Code and Transocean’s Articles of Association. Dividends are usually due and payable shortly after the shareholders have passed a resolution approving the payment, but shareholders may also resolve at the annual general meeting of shareholders to pay dividends in quarterly or other installments. Transocean’s Articles of Association provide that dividends that have not been claimed within five years after the payment date become Transocean’s property and are allocated to the general reserves. Dividends paid out of distributable profits or distributable general reserves are subject to Swiss withholding tax of 35%, all or part of which can potentially be reclaimed under the relevant tax rules in Switzerland or double taxation treaties concluded between Switzerland and foreign countries. Distributions to shareholders in the form of a par value reduction and distributions out of qualifying additional paid-in capital are not subject to the Swiss federal withholding tax.

Dividends, if declared by Transocean, are expected to be declared, subject to applicable limitations under Swiss law, in U.S. dollars, or in Swiss francs, and shareholders may be given the right to elect to be paid any such dividends in U.S. dollars or Swiss francs. Distribution through a reduction in the par value of the shares must be declared in Swiss francs; however, shareholders may be provided with the option to elect to be paid in U.S. dollars or Swiss francs.

The Swiss Code limits Transocean’s ability to hold or repurchase its own shares. Transocean and its subsidiaries may only repurchase shares if and to the extent that sufficient freely distributable reserves are available. The aggregate par value of all of Transocean’s shares held by Transocean and Transocean’s subsidiaries may not exceed 10% of the registered share capital. Transocean may repurchase its shares up to this amount without shareholder approval. However, Transocean may repurchase its own shares beyond the statutory limit of 10% if the shareholders have passed a resolution at a general meeting of shareholders authorizing the Transocean Board to repurchase shares in an amount in excess of 10% and the repurchased shares are dedicated for cancellation. Any shares repurchased pursuant to such an authorization will then be cancelled at a general meeting of shareholders upon the approval of shareholders holding a majority of the votes cast at the general meeting. Repurchased shares held by Transocean or Transocean’s subsidiaries do not carry any rights to vote at a general meeting of shareholders but are, unless otherwise resolved by Transocean’s shareholders at a general meeting, entitled to the economic benefits generally associated with the shares.

Approval of Business Combinations

Songa Offshore. There are a number of laws governing business combinations and other transactions which are binding on all shareholders of Songa Offshore. Generally, under the Companies Law and Songa’s Articles of Association, a special resolution of the general meeting adopted by a majority in favor of at least 75% of the votes cast by the shareholders is required for approving a merger or de-merger. A merger could take the form of a domestic merger (another Cyprus registered company merges with Songa Offshore) or a cross border merger, (a company incorporated in accordance with the legislation of a member state of European Union and which has its registered office or central administration or place of business in the European Union or European Economic Area (the “EEA”) mergers with Songa Offshore). In each case, one company is dissolved without going into liquidation and transfers all its assets and liabilities to either an existing company (acquiring company) or a new company in exchange for the issue of shares in the acquiring or new company as the case may be and (if applicable) a cash payment.

Cyprus companies may be acquired by an acquirer through direct acquisition of the shares of the Cyprus company. Cyprus has implemented the Directive 2004/25/EC of the European Parliament and of the Council of 21 April 2004 on takeover bids by Law No.41(I) of 2007, as amended (“Cyprus Takeover Bids Law”), which provides mandatory takeover bid rules where a person, as a result of his own acquisition or the acquisition by persons acting in concert with him, holds securities of a company which, added to his existing holdings and the holdings of persons acting in concert with him, directly or indirectly give him a percentage of 30 per cent or more of existing voting rights in that company at the date of the acquisition. The rule triggers an obligation on such a person to make a bid at the earliest opportunity to all the other holders. The bid must be addressed to all the remaining shareholders and must be at a fair price.

The competence to regulate issues relating to takeover bids with regard to Songa Offshore is separated between the competent authorities in Norway (the Oslo Stock Exchange) and in Cyprus (the Cyprus Securities and Exchange Commission). Matters relating to the consideration offered in the case of a bid, in particular the price, and matters relating to the bid procedure, in particular the information on the offeror’s decision to make a bid, the contents of the offer document and the disclosure of the bid, shall be dealt with in accordance with the rules of the Norwegian Securities Trading Act. Under Norwegian law, a mandatory offer and the mandatory offer document will be subject to approval by the Oslo Stock Exchange before submission of the offer to the target’s shareholders. The offer price must be at least as high as the highest price paid or agreed by the offeror in the six month period prior to the mandatory bid was triggered. In the event that the offeror thereafter, but prior to the expiration of the bid period acquires, or agrees to acquire, additional shares at a higher price, the offeror is obliged to restate its bid at that higher price. A mandatory offer must be in cash or contain a cash alternative at least equivalent to any other consideration offered. A shareholder who fails to make the required offer must within four weeks dispose of sufficient shares so that the obligation ceases to apply. The Oslo Stock Exchange may impose a daily fine upon a shareholder who fails to make the required offer.

Matters relating to the information to be provided to the employees of the target company and in matters relating to company law, in particular the percentage of voting rights which triggers the obligation to launch a mandatory bid, derogations from the obligation to launch a bid,  the “squeeze-out” and “sell-out procedures,” as well as the conditions under which the board of directors of the target company may undertake any action which might result in the frustration of the bid, the applicable rules and the competent authority are those of Cyprus. In relation to the information to be provided to the employees of the target company pursuant to the Cyprus Takeover Bids Law the target company should keep the representatives of its employees or the employees themselves notified as to the several stages of the bid process (i.e., after the announcement of the offer, after the approval of the Offer Document by the competent authority, in case of revocation or cancellation of the bid, in case of revision of the Offer Document, after the announcement of the results of the takeover bid).

The Cyprus Takeover Bids Law includes provisions for a “squeeze-out” which entitles a person who becomes a majority shareholder holding 90% or more of the issued shares carrying voting rights and not less than 90% of the voting rights of Songa Offshore or who has irrevocably agreed to acquire the same, is, for a period of three months as of the end of the time allowed for acceptance of the bid, entitled to acquire the shares of the remaining holders. The consideration offered for the acquisition of the shares shall be at the same form and at least equal to the consideration offered in the bid. In each case, a cash alternative shall be provided at the recipient’s choice. The offeror may exercise the “squeeze-out” right following a relevant application to Cyprus Securities and Exchange Commission. The application includes the:

•	amount and form of the consideration offered;

•

a confirmation by a credit institution where it will be stated that the cash the offeror will be called to pay to the shareholders of the target company is available and will remain available to the credit institution until the completion of the procedure.

The offeror should also announce the fact to its website, to the representatives of its employees and the board of the target company.

The Cyprus Takeover Bids Law also provides for a “sell-out” which entitles the remaining 10% or fewer Songa Offshore shareholders to cause the Company to buy their shares at a fair price within three months of the end of the Offer Period. In a squeeze-out transaction minority holders have the right to challenge the proposed purchase price in the Cypriot courts.

Under Cyprus law, there is no statutory provision requiring the sale of “all or substantially all of Songa Offshore’s assets” to be approved by a decision of the general meeting and Songa’s Articles of Association similarly do not regulate it. Despite this given the importance of such decisions to the company and group, a board of directors of a Cypriot company would typically seek shareholder approval.

Transocean. Swiss companies that undertake business combinations and other transactions that are binding on all shareholders are governed by the Swiss Merger Act (the “Merger Act”). A statutory merger or demerger requires that at least two-thirds of the shares and a majority of the par value of the shares, each as represented at the general meeting of shareholders, vote in favor of the transaction. Under the Merger Act, a “demerger” may take two forms:

•

a legal entity may divide all of its assets and transfer such assets to other legal entities, with the shareholders of the transferring entity receiving equity securities in the acquiring entities and the transferring entity dissolving upon deregistration in the commercial register; or

•	a legal entity may transfer all or a portion of its assets to other legal entities, with the shareholders of the transferring entity receiving equity securities in the acquiring entities.

If a transaction under the Merger Act receives all of the necessary consents, all shareholders would be compelled to participate in the transaction.

Swiss companies may be acquired by an acquirer through the direct acquisition of the share capital of the Swiss company. With respect to corporations limited by shares, such as Transocean, the Merger Act provides for the possibility of a so-called “cash-out” or “squeeze-out” merger if the acquirer controls 90% of the outstanding shares. In these limited circumstances, minority shareholders of the company being acquired may be compensated in a form other than through shares of the acquiring company (for instance, through cash or securities of a parent company of the acquiring company or of another company). Under the Merger Act, a shareholder has the right to request a court to review the adequacy of the compensation. For more information, see “—Appraisal Rights and Compulsory Acquisitions” below.

In addition, under Swiss law, the sale of “all or substantially all of Transocean’s assets” by Transocean may require a resolution of the general meeting of shareholders passed by holders of at least two-thirds of the voting rights and a majority of the par value of the shares, each as represented at the general meeting of shareholders.

Whether or not a shareholder resolution is required depends on the particular transaction, including whether the following test is satisfied:

•	the company sells a core part of its business, without which it is economically impracticable or unreasonable to continue to operate the remaining business;
•	the company’s assets, after the divestment, are not invested in accordance with the company’s statutory business purpose; and
•

the proceeds of the divestment are not earmarked for reinvestment in accordance with the company’s business purpose but, instead, are intended for distribution to shareholders or for financial investments unrelated to the company’s business.

If all of the foregoing apply, a shareholder resolution would likely be required.

Mandatory Bid Rules

Songa Offshore. The competence to regulate issues relating to takeover bids is separated between the competent authorities in Norway (the Oslo Stock Exchange) and in Cyprus (the Cyprus Securities and Exchange Commission). Article 4(2) lit. e) of the Take-Over Directive entails that matters relating to the consideration offered in the case of a bid, in particular the price, and matters relating to the bid procedure, in particular the information on the offeror’s decision to make a bid, the contents of the offer document and the disclosure of the bid, shall be dealt with in accordance with the rules of Chapter 6 of the Norwegian Securities Trading Act. Under Norwegian law, a mandatory offer and the mandatory offer document will be subject to approval by Oslo Børs before submission of the offer to the target’s shareholders.

Matters relating to the information to be provided to the employees of the target company and in matters relating to company law, in particular the percentage of voting rights which triggers the obligation to launch a mandatory bid, derogations from the obligation to launch a bid,  the “squeeze-out” and “sell-out procedures,” as well as the conditions under which the board of directors of the target company may undertake any action which might result in the frustration of the bid, the applicable rules and the competent authority shall be those of Cyprus. See also above “—Approval of Business Combinations.”

Transocean. Swiss mandatory bid rules do not apply to Transocean. Pursuant to the Swiss Federal Act on Financial Market Infrastructures and Market Conduct in Securities and Derivatives Trading (the “FMIA”), the scope of application of the mandatory bid rules and the cancelation of remaining equity securities pursuant to the FMIA only apply to public takeover offers to equity securities of companies with (i) registered office in Switzerland whose equity securities are at least partly listed on a stock exchange in Switzerland or (ii) registered office abroad whose equity securities are at least in part listed in Switzerland. Transocean is not listed on a stock exchange located in Switzerland and accordingly, the mandatory bid rules described above are not applicable to Transocean.

Special Vote Required for Combinations with Interested Shareholders

Songa Offshore. There are no special provisions, statutory or in Songa’s Articles of Association, regulating or applying to decisions to be taken for combinations with interested shareholders. Despite this, the Songa Board may at its discretion seek shareholder approval of transactions with special considerations.

Transocean. Transocean’s Articles of Association include a provision that is based on the Delaware corporate law regarding business combinations and in substance is generally comparable to the business combination provision in Songa’s Articles of Association. This provision provides that, subject to specified exceptions, absent the approval of holders of the number of shares at least equal to the sum of (A) two-thirds of the number of all shares outstanding and entitled to vote at a general meeting, plus (B) a number of shares outstanding and entitled to vote at the general meeting that is equal to one-third of the number of shares held by an interested shareholder, Transocean may not engage in any business combination with an interested shareholder (as those terms are defined in Transocean’s Articles of Association) or amend the provisions in Transocean’s Articles of Association relating to this shareholder approval requirement.

Appraisal Rights and Compulsory Acquisitions

Songa Offshore. Business combinations in the form of statutory mergers and demergers require the approval of the District Court of Cyprus and therefore the merger and demerger plan and rights of shareholders, creditors and employees of the dissolving entities, will be subject to the scrutiny of the court prior to approval of the same. In “squeeze-out” scenarios, the minority holders have the right, within six months from the announcement of the consideration to be paid by Transocean to the minority holders and notified to Songa Offshore, to challenge the proposed purchase price at Cypriot Courts. It is provided that the transfer of shares from the minority holders to Transocean is not hindered by such legal actions taken by the minority holders against Transocean. For more information see “—Approval of Business Combinations” above.

Transocean. For business combinations effected in the form of a statutory merger or demerger and subject to Swiss law, the Merger Act provides that if the equity rights have not been adequately preserved or compensation payments in the transaction are unreasonable, a shareholder may request the competent court to determine a reasonable amount of compensation.

Election of Directors

Songa Offshore. Songa’s Articles of Association do not provide for a maximum number of directors to the Songa Board; however the minimum number of directors required by Companies Law and reflected in Songa’s Articles of Association is two.

A new member of the Songa Board may be recommended by the nomination committee, the Songa Board or by any shareholder entitled to vote at the general meeting. A notice made by a shareholder for the appointment of a new member to the Songa Board must be given not less than seven nor more than 28 days before the date of the holding of the general meeting. This must be accompanied by the notice executed by the nominated person indicating his willingness to be so appointed to the position of director.

The shareholders may by ordinary resolution (simple majority), appoint a person to the office of director either to fill a vacancy or as an additional director. Each resolution for the appointment of a person to the office of director must be put to a separate vote. It is also possible for the Transocean Board to appoint a person willing to act as a director whether to fill a vacancy or as an additional director but such person may only hold office until the next annual general meeting where he shall retire and be eligible for reappointment in accordance with a recommendation of the nomination committee. If such director is not reappointed at the annual general meeting, he/she shall vacate the office at the conclusion of the meeting.

The general meeting also resolves (by ordinary resolution) the remuneration of each member of the Songa Board. The level of such remuneration is proposed to the general meeting by the nomination committee.

Transocean. Transocean’s Articles of Association provide that the number of directors of Transocean shall not be less than two or more than 11. The Transocean Board currently has 11 directors. At each annual general meeting, each director shall be elected to hold office for a one-year term.

Transocean’s Articles of Association do not provide for cumulative voting for the election of directors.

Transocean’s Articles of Association provide that directors may be elected at a general meeting of shareholders by a plurality of the votes cast by the shareholders present in person or by proxy at the meeting. Transocean’s Corporate Governance Guidelines have a majority vote policy that provides that the Transocean Board may nominate only those candidates for director who have submitted an irrevocable letter of resignation which would be effective upon and only in the event that (1) such nominee fails to receive a sufficient number of votes from shareholders in an uncontested election and (2) the board accepts the resignation following such failure. If a nominee who has submitted such a letter of resignation does not receive more votes cast “for” than “against” the nominee’s election, Transocean’s governance committee must promptly review the letter of resignation and recommend to the Transocean Board whether to accept the tendered resignation or reject it. The Transocean Board must then act on the corporate governance committee’s recommendation within 90 days following the shareholder vote. The Transocean Board must promptly disclose its decision regarding whether or not to accept the nominee’s resignation letter.

Vacancies on Board of Directors

Songa Offshore. See “—Election of Directors” above.

Transocean. The Swiss Code provides that a vacancy or a newly created directorship as proposed by the Transocean Board may only be filled upon approval by shareholders at a general meeting.

Removal of Directors

Songa Offshore. Under the Companies Law, directors may at any time, with or without cause, be removed before the expiration of their period of office by resolution of the shareholders at a general meeting of shareholders, taken by ordinary resolution (simple majority) provided that a proposal for such resolution has been put on the agenda for the meeting and procedure followed in accordance with the requirements of the Companies Law and Songa’s Articles of Association. It is required to give 28 clear days’ notice to the company for any resolution proposed to remove a director from office; the company in turn must inform the director by sending him a copy. The director in question will thereafter be entitled to be heard at the meeting and he may elect to make written representations and to request that such representation be notified to the shareholders. The

Board of Directors is required to give prior notice of at least 21 days to all shareholders who are entitled to attend and vote at the general meeting.

Transocean. Under the Swiss Code, directors may at any time, with or without cause, be removed from office by resolution of the shareholders at a general meeting of shareholders, provided that a proposal for such resolution has been put on the agenda for the meeting in accordance with the requirements of the Swiss Code and Transocean’s Articles of Association. Transocean’s Articles of Association provide that a decision of the shareholders at a general meeting to remove a director requires the vote of shareholders holding at least 66 2/3% of the shares outstanding and entitled to vote at that meeting.

Board and Committee Composition

Songa Offshore. Songa’s Articles of Association stipulate that Songa’s Board is entitled to determine its own organization and to delegate any of its powers to any committee or persons. For general appointment of the members of the Songa Board, see “—Election of Directors” above. The Songa Board may also delegate to any managing director or any director holding any other executive office or any member of executive management such of its powers as the Songa Board shall determine. The said delegations may be made subject to any conditions the Songa Board may impose and either collaterally with or to the exclusion of its own powers and be revoked or altered by it.

The proceedings of a committee are governed by the regulations regulating the proceedings of the directors to the extent applicable and/or by specific guidelines or regulations adopted by the Songa Board for the regulation of proceedings of any particular committee.

The general meeting of the shareholders may appoint and remove one director as chairman of Songa’s Board. The chairman of the Songa Board presides every board meeting he attends; however at any time there is no chairman appointed or the chairperson is unwilling to preside or is not present within five minutes after the time appointed for holding the meeting, the directors present may appoint one of them to preside the board meeting.

Remuneration Committee: Songa Offshore has a remuneration committee. The remuneration committee, among other things, prepares guidelines and policies for the remuneration of executive personnel and generally advises the Songa Board on matters relating to the compensation paid to executive personnel. The members of the remuneration committee are appointed by the Songa Board and consist of the chairman of the board and at least one other member who shall be a non-executive director. The current remuneration committee is comprised by a chairman and two members.

Audit Committee: Songa Offshore has an audit committee. The audit committee is tasked with, but not limited to, the following; (i) preparing the follow-up of the financial reporting process for the Songa Board, (ii) monitoring the systems for internal control and risk management, including the internal audit of Songa Offshore, (iii) having continuous contact with the appointed auditor of Songa Offshore regarding the auditing of the annual accounts, and (iv) reviewing and monitoring the independence of the auditor, including in particular to which extent other services than audit services which have been rendered by the auditor or the audit firm represents an undermining of the independence of the auditor. The audit committee meets in connection with the preparation of quarterly reports and annual statutory accounts, and may have additional meetings whenever deemed necessary by the committee. The members of the audit committee are appointed by the Songa Board and consist of at least two non-executive directors. The current audit committee is comprised by a chairman and two members.

Nomination Committee: Songa Offshore has a nomination or election committee. The role of the nomination committee is to propose candidates for election to the Songa Board and make recommendations to the general meeting on the composition of the Songa Board and level of remuneration. The nomination committee is appointed by the general meeting and consists of up to three members which are independent of Songa Offshore. The current nomination committee is comprised by a chairman and one member.

Transocean. Transocean’s Articles of Association stipulate the following with respect to the composition of the Transocean Board and its committees:

•	the shareholders shall elect the members of the Transocean Board, the chairman of the Transocean Board and the members of the compensation committee individually at the general meeting; and
•

except for the election of the chairman of the Transocean Board and the members of the compensation committee by the shareholders at the general meeting, the Transocean Board shall determine its own organization.

Duties of the Board of Directors

Songa Offshore. The duties of a director of a Cyprus company are not comprehensively codified and are set out, among other places, in Cyprus law (statutory and other), common law principles, duties provided for in the articles of association and respective EU directives transposed in Cyprus. There are four main common law fiduciary duties that the directors owe to Songa Offshore and must take into account when they are acting for Songa Offshore, these are to (i) to act in good faith for the benefit of Songa Offshore and for proper purpose; (ii) to avoid conflicts of interests; (iii) to exercise independent judgment; and (iv) to act with due care and skill.

The test for duty of care is both objective and subjective. A director must exercise reasonable care, skill and diligence in the carrying out of the directors duties in the management and conduct of the company’s affairs. In determining this it would be considered that directors are required to take such care as would be exercised by a reasonably diligent person with knowledge, skill and experience that would reasonably be expected of a person carrying out the functions of a director (objective test) and with the general knowledge, skill and experience that the director actually has (subjective test).

A director who is directly or indirectly interested in any transaction or arrangement with Songa Offshore is required to disclose the nature and extent of the interest to the board and may not vote or be counted in the quorum when that resolution or matter is put to vote. See “—Directors’ Conflicts of Interest” below.

The members of the Songa Board may liable to Songa Offshore, its shareholders and, in bankruptcy, its creditors for damage caused by the violation of their duties.

Transocean. A director of a Swiss company is bound to performance standards as specified in the Swiss Code. Under these standards, a director must act in accordance with the duties imposed by Swiss statutory law, in accordance with the company’s Articles of Association and in the best interest of the company. A director is generally disqualified from participating in a decision that directly affects him. A director must generally safeguard the interest of the company in good faith, adhere to a duty of loyalty and a duty of care and, absent special circumstances, extend equal treatment to all shareholders in like circumstances. The test for the duty of care is primarily objective: a director is required to apply the care a reasonable person would apply under the same circumstances. To some extent, particular skills and functions of a board member may be taken into consideration. The members of the Transocean Board are liable to Transocean, its shareholders and, in bankruptcy, its creditors for damage caused by the violation of their duties.

To the extent that the Swiss Code allows the delegation by the Transocean Board to executive management, and such delegation is actually made by virtue of Transocean’s organizational regulations, the responsibility of the Transocean Board is limited to the due election, instruction and supervision of the executive management.

Indemnification of Directors, Officers, and Others; Insurance

Songa Offshore. Subject to Section 197 of the Companies Law and pursuant to Songa’s Articles of Association, each of the current or former officers of Songa Offshore may be indemnified out of Songa Offshore’s assets against any losses or liabilities which he or she may sustain or incur in or about the execution of his/her duties where such liability is incurred by him/her in defending any proceedings, whether civil or criminal, in which judgment is given in his or her favor or in which he/she is acquitted, or in connection with any application under section 383 of the Companies Law in which relief is granted to him/her by the court from liability for negligence, default, breach of duty or breach of trust in respect of the affairs of Songa Offshore. See also “—Directors’ Conflicts of Interest” below.

Transocean. We believe, based on the interpretation of leading Swiss legal scholars, which is a persuasive authority in Switzerland, that, under Swiss law, the company may indemnify its directors and officers unless the indemnification results from a breach of their duties that constitutes gross negligence or intentional breach of duty of the director or officer concerned. Transocean’s Articles of Association make indemnification of directors and officers and advancement of expenses to defend claims against directors and officers mandatory on the part of Transocean to the fullest extent allowed by law. Under Transocean’s Articles of Association, a director or officer may not be indemnified if such person is found, in a final judgment or decree not subject to appeal, to have committed an intentional or grossly negligent breach of his or her statutory duties as a director or officer. Swiss law permits the company, or each director or officer individually, to purchase and maintain insurance on behalf of such directors and officers. Transocean may obtain such insurance from one or more third party insurers or captive insurance companies. Transocean has entered into indemnification agreements with each of its directors and executive officers that provide for indemnification and expense advancement and include related provisions meant to facilitate the indemnitee’s receipt of such benefits. The agreements provide that Transocean will indemnify each such director and executive officer if such director or executive officer acted in good faith and reasonably believed he or she was acting in the best interest of Transocean and, in addition, with respect to any criminal proceeding, he or she had no reasonable cause to believe that his or her conduct was unlawful. The agreements provide that expense advancement is provided subject to an undertaking by the indemnitee to repay amounts advanced if it is ultimately determined that he or she is not entitled to indemnification. The disinterested members of the Transocean Board or an independent counsel will determine whether indemnification payment should be made in any particular instance. In making such determination, the Transocean Board or the independent counsel, as the case may be, must presume that the indemnitee is entitled to such indemnification, and Transocean has the burden of proof in seeking to overcome such presumption. If the Transocean Board or the independent counsel determines that the director or executive officer is not entitled to indemnification, the agreements provide that such person is entitled to seek an award in arbitration with respect to his or her right to indemnification under his or her agreement.

Limitation on Director Liability

Songa Offshore. Cyprus law does not permit a company to exempt any member of the Songa Board from any liability for damages suffered by the company, the shareholders or the company’s creditors caused by intentional or negligent violation of that director’s duties. However, the general meeting of shareholders may pass a resolution ratifying and approving certain actions of the members of the Songa Board.

Transocean. Swiss law does not permit a company to exempt any member of its board of directors from any liability for damages suffered by the company, the shareholders or the company’s creditors caused by intentional or negligent violation of that director’s duties. However, the general meeting of shareholders may pass a resolution discharging the members of the board of directors from liability for certain limited actions. Such release is effective only for facts that have been disclosed to the shareholders and only vis-à-vis the company and those shareholders who have consented to the resolution or who acquired shares subsequently with knowledge of the resolution.

Directors’ Conflicts of Interest

Songa Offshore. The duty to avoid conflict of interest derives from Cyprus common law and incorporates the following duties:

(i)	duty to disclose an interest (direct or indirect) in a contract (this has been embodied in the Companies Law as well—see below);
(ii)

duty not to make secret profits. Directors are prohibited from using the property of the company, opportunities or information that belongs to the company and which comes to their knowledge through their position in the company for their personal benefit. If any director makes a profit from exploiting such information for their own benefit, they will be treated as holding the profit on trust for the company;

(iii)	duty not to compete with the company;
(iv)	their own purposes and confidential information/trade secrets obtained by virtue of them being in office as a director nor should solicit company’s customers for their own account; and
(v)

duty not to restrict the freedom to exercise discretion in the interests of the company. It is incumbent on directors to avoid situations which may give rise to a conflict of interest that will preclude them from discharging their duties to the company.

The Companies Law imposes a duty to declare the nature of any interest in a contract or proposed contract with the company. The declaration should be made at the meeting of the directors at which the question of entering into the contract is first taken into consideration, or if the director was not present at such meeting at the next meeting.

Songa’s Articles of Association reiterate the need to disclose interests and states that:

(i)  when a director discloses to the Songa Board the nature and extent of his interest notwithstanding his office he may (a) become a party to, or otherwise be interested in, any transaction or arrangement with Songa Offshore or in which Songa Offshore is otherwise interested; and (b) become director or other officer of, or be employed by, or become a party to any transaction or arrangement with, or otherwise be interested in, any corporation promoted by Songa Offshore or in which Songa Offshore is otherwise interested; and accordingly shall not, by reason of his office, be accountable to Songa Offshore for any benefit which he may derive from any such office or employment or from any such transaction or arrangement or from any interest he have in any such corporation and no such transaction or arrangement shall be liable to be avoided on the ground of any such interest or benefit.

A general notice given to the Songa Board that a director is to be regarded as having an interest of the nature and extent specified in the notice in any transaction or arrangement in which a specified person or class of persons is interested shall be deemed to be a disclosure that the director has an interest in the said transaction or arrangement of the nature and extent specified. However, an interest of which a director has no knowledge and of which it is unreasonable to expect him to have knowledge shall not be treated as an interest of his.

(ii)  notwithstanding a disclosure made pursuant to Songa’s Articles of Association, a director may not vote as a director on a resolution concerning any matter in which he has, directly or indirectly, an interest or duty and, if he votes, his vote shall not be counted and he shall not be counted in the required quorum.

Transocean. Swiss law does not have a general provision on conflicts of interest. However, under the Swiss Code a director is required to safeguard the interests of the company and to adhere to a duty of loyalty and a duty of care. This requirement generally disqualifies a director from participating in decisions directly affecting him. Breach of these principles may also entail personal liability of the directors to the company. In addition, the Swiss Code requires a director to return to the company payments made to a director if such payments are not made on an arm’s length basis or if the recipient of the payment was acting in bad faith.

The Transocean Board has a written policy with respect to related person transactions pursuant to which such transactions are reviewed, approved or ratified. Transocean’s Code of Integrity further requires that an executive officer inform Transocean when the executive officer’s private interest interferes or appears to interfere in any way with Transocean’s interests. In addition, the Transocean Board’s Corporate Governance Guidelines require that a director immediately must inform the Transocean Board or the chairman of the Transocean Board in the event that a director believes that the director has an actual or potential conflict with Transocean’s interests. Furthermore, under Transocean’s Organizational Regulations, a director must disclose and abstain from voting with respect to certain conflicts of interest.

Shareholders’ Suits

Songa Offshore. The common law principle applicable in Cyprus is that (a) the proper plaintiff in an action in respect of a wrong alleged to be done against the company is prima facie the company; and (b) no individual member of the company is allowed to maintain an action where the alleged wrong is a transaction which might be made binding on the company and on all its members by a simple majority of the members. Therefore, whether or not the company will initiate an action and seek a remedy in circumstances where the alleged wronging is perpetrated against the company, shall necessarily be dependent upon the will of the general meeting or decision of the Songa Board. The courts will not permit a minority shareholder to initiate any claim for any matter which may be within the competence of the majority to approve on the company’s behalf.

However, there are certain exception to this rule namely:

(a)	where acts done are ultra vires or illegal;
(b)	where the acts done require a special majority but are carried out by other means such as by an ordinary resolution;
(c)	where acts contravene the articles of association of a company
(d)	where acts done infringe a shareholder’s personal rights; and
(e)

where acts of fraud are done against the minority by or on behalf of the persons controlling the board of directors of the company irrespective of whether there is no infringement of a personal right, ultra vires transaction etc (this exception may be relied upon when there is misappropriation of the company’s property or other fraudulent conduct and control of the company by those who are responsible for such misappropriation or who have perpetuated the fraud).

In such cases a shareholder can bring (a) a derivative action in its own name on behalf of the company for certain wrongs committed by the company’s directors and third parties against the company (b) a representative action instituted by the individual member against the company on behalf of himself as well as other members whose rights have simultaneously been infringed (this type of claim is useful when there is infringement of a class of shareholders on whose behalf the claim is initiated) (c) a personal action when the company may have acted in such a way that it effectively infringed the personal rights of a member by acting improperly in the sense of contravening Songa’s Articles of Association, ignoring a statutory resolution procedure or acting illegally or ultra vires.

Shareholders can also bring actions for unfair prejudice.

Transocean. Under Swiss law, each shareholder is entitled to file an action for damage caused to the company. The claim of the shareholder is for performance to the company. If the shareholder, based upon the factual and legal situation, had sufficient cause to file an action, the judge has discretion to impose all costs the plaintiff incurred in prosecuting the action on the company. Shareholders who suffer a direct loss due to an intentional or negligent breach of a director’s or senior officer’s duties may sue in their personal capacity for monetary compensation.

In addition, under the Swiss Code, each shareholder may petition the competent Swiss court to have a decision of the general meeting of shareholders declared invalid on the grounds that such decision violates the Transocean’s Articles of Association or the law.

Shareholder Consent to Action Without Meeting

Songa Offshore. Pursuant to Songa’s Articles of Association, a dated resolution in writing signed by shareholders holding shares conferring in aggregate 75% of the votes exercisable on such resolution at a general meeting shall be as valid and effectual as a resolution passed at a general meeting provided that a notice of the intention to propose the resolution together with the wording of such proposed resolution have been sent to the shareholders of Songa Offshore 30 days prior to the date of the resolution. Any such resolution may consist of one or several documents each duly signed by or on behalf of one or more members and the certification of the secretary or any director shall be conclusive evidence that copies of the resolution were sent as mentioned above.

Transocean. Under Swiss corporate law, shareholders are not permitted to act by written consent in lieu of a general meeting of shareholders.

Annual Meetings of Shareholders

Songa Offshore. In accordance with the Companies Law, every annual general meeting must take place not more than 15 months from the previous annual general meeting. The Songa Board proposes that the annual general meeting is held on or prior to 30 June each year. The following business will be transacted at the annual general meeting:

•	declaring dividends;
•	presentation of the reports: (i) on the financial statements; (ii) of the auditors;
•	presentation of management report;
•	in the place of those retiring, the appointment of, and fixing of the remuneration of, the auditors; and
•	the fixing of the remuneration of the directors.

For extraordinary general meetings, see “—Special Meetings of Shareholders” below.

In accordance with the Companies Law, a written notice must be sent to all shareholders at least 21 clear days prior to an annual general meeting and any other general meeting at which a special resolution is proposed to be passed. All other extraordinary general meetings shall be called by at least 14 clear days’ notice, if the shareholders are able to cast votes electronically and if the calling of such a meeting by at least 14 clear days’ notice has been approved by the shareholders in a general meeting prior to the proposed extraordinary general meeting. The notice of general meetings must be delivered, without charge, to every member and must include, among other things, the place, time and the agenda of the general meeting and the procedures for adding a new subject to the agenda (this applies to an annual general meeting only), appointing proxies and voting. Such information is also posted and available on the website.

Transocean. Under the Swiss Code and Transocean’s Articles of Association, Transocean must hold an annual, ordinary general meeting of shareholders within six months after the end of its fiscal year for the purpose, among other things, of approving the annual financial statements and the annual management report, the annual election of its chairman of the Transocean Board, the members of the Transocean Board, the members of the compensation committee of the Transocean Board, its auditor and its independent proxy, and the ratification of the maximum aggregate amount of compensation of the Transocean Board and the executive management team. The invitation to general meetings must be published in the Swiss Official Gazette of Commerce at least 20 calendar days prior to the date of the relevant general meeting of shareholders. The notice of a meeting must state the items on the agenda and the proposals of the Transocean Board and of the shareholders who requested that a shareholders meeting be held or that an item be included on the agenda and, in case of elections, the names of the nominated candidates. Under Transocean’s Articles of Association, any shareholder may request that an item be included on the agenda of a general meeting of shareholders. No resolutions may be passed at a shareholders meeting concerning agenda items for which proper notice was not given. This does not apply, however, to proposals made during a shareholders meeting to convene an extraordinary shareholders meeting or to initiate a special investigation. No previous notification will be required for proposals concerning items included on the agenda or for debates as to which no vote is taken. In addition to being required to comply with the notice provisions under the Swiss Code, Transocean is subject to the rules of the SEC that regulate the solicitation of proxies. Transocean is required to file with the SEC its proxy statement related to a general meeting of the shareholders, together with a form of proxy card used by Transocean and certain other soliciting material furnished to Transocean’s shareholders in connection with such meeting.

Annual general meetings of shareholders may be convened by the Transocean Board or, under certain circumstances, by the auditor. A general meeting of shareholders can be held anywhere.

Transocean’s annual report, including the financial information, and the auditor’s report must be made available for inspection by the shareholders at Transocean’s place of incorporation no later than 20 days prior to the meeting. Each shareholder is entitled to request immediate delivery of a copy of these documents free of charge. Shareholders of record will be notified of this in writing.

Special Meetings of Shareholders

Songa Offshore. In addition to the annual general meeting, extraordinary general meetings of shareholders may be held if deemed necessary by the Songa Board. An extraordinary general meeting must also be convened by the Songa Board at a written request of Songa Offshore’s shareholders representing a total of at least 5% of the issued and paid up share capital carrying a right to vote, and if not so convened by the Songa Board, may be convened by such shareholders themselves. In addition, if there is a reduction of the subscribed capital by 50% or such other level to which in the directors’ opinion creates doubts as to the ability of the company to accomplish its objectives, the Songa Board shall immediately (and in any case in not more than 28 days) decide to convene an extraordinary general meeting. The meeting shall be convened not later than 56 days from the day on which the decision to convene a meeting was taken The meeting shall be convened not later than 56 days from the day on which the decision to convene a meeting was taken in order to consider whether the company should be wound-up or any other measures taken. Failure by the directors of the company to act a above, shall constitute a civil offense and shall render them responsible for compensation. Such responsibility shall be personal, unlimited joint and several.

Transocean. An extraordinary general meeting may be called upon the resolution of the Transocean Board or, under certain circumstances, by Transocean’s auditor. In addition, the Transocean Board is required to convene an extraordinary general meeting of shareholders if so resolved by the general meeting of shareholders, or if so requested by shareholders holding an aggregate of at least 10% of the share capital recorded in the commercial register or according to the views expressed in legal writing, which is a persuasive authority in Switzerland, holding shares with an aggregate par value of CHF 1 million, specifying the items for the agenda and their proposals, or if it appears from the annual stand-alone statutory balance sheet that half of Transocean’s share capital recorded in the commercial register and legal reserves are not covered by its assets. In the latter case, the

Transocean Board must immediately convene an extraordinary general meeting of shareholders and propose financial restructuring measures.

Record Dates for Shareholders Meetings

Songa Offshore. The Cypriot Companies Law defines record date as the date not exceeding two working days prior to the general meeting to which it relates.

Transocean. Transocean expects to set the record date for each general meeting of shareholders on a date not more than 20 calendar days prior to the date of each general meeting and announce the date of the general meeting of shareholders prior to the record date.

Director Nominations; Proposals of Shareholders

Songa Offshore. With respect to director nominations, see “—Election of Directors.”

Members holding not less than 5% of the issued share capital (representing at least 5% of the total voting rights of those who have the right to vote in the meeting) of Songa Offshore have the right through electronic means or by post a) propose a subject to be added to the agenda provided that each such subject is accompanied by reasons which justify its inclusion or a draft resolution to be adopted in the general meeting and b) table draft resolutions as an item on the agenda of a general meeting. Proposed agenda items or draft resolutions must be received by the company at least 42 days prior to the date of the annual general meeting and the company must provide the amended agenda prior to the annual general meeting using a method similar to that used to provide the original agenda and in advance of the applicable record date, or if no such record date applies, sufficiently in advance of the date of the annual general meeting so as to enable the other members to appoint a proxy or, where applicable to vote by correspondence. In order to facilitate the shareholder to propose agenda items, the company shall ensure that the date of its next annual general meeting is made available on its website:

•	from the end of the previous financial year; or
•	not later than forty-five days prior to the annual general meeting, whichever is sooner.

Transocean. Under Transocean’s Articles of Association, any shareholder may request that an item be included on the agenda of a general meeting of shareholders. Such shareholder may also nominate one or more directors for election. A request for inclusion of an item on the agenda or a nominee must be in writing and received by Transocean at least 30 calendar days prior to the anniversary date of the proxy statement in connection with Transocean’s last general meeting of shareholders; provided, however, that if the date of the general meeting of shareholders is more than 30 calendar days before or after the anniversary date of the last annual general meeting of shareholders, such request must instead be made by the tenth calendar day following the date on which Transocean has made public disclosure of the date of the general meeting of shareholders. The request must specify the relevant agenda items and motions, together with evidence of the required shares recorded in the share register, as well as any other information as would be required to be included in a proxy statement pursuant to the rules of the SEC.

Adjournment of Shareholder Meetings

Songa Offshore. Under Songa’s Articles of Association, if a quorum is not present within half an hour from the time appointed for holding a meeting or during a general meeting a quorum ceases to be present, the meeting shall stand adjourned to the same day in the next week at the same time and place or otherwise as a chairman of the general meeting may determine. If at an adjourned meeting, a quorum is not present within half an hour from the time appointed for the meeting the members present or their proxies and entitled to vote shall be a quorum. Separately, the chairman of the general meeting has the power, with the consent of at least the majority in number of the members present in person or by proxy at the general meeting to adjourn the meeting for another date and place, but no business shall be transacted at an adjourned meeting other than the business left unfinished from the initial meeting. Therefore, generally a new notice of general meeting should be published in the case of an adjourned meeting unless the adjournment was due to lack of quorum and the chairman of the general meeting has not changed the default position, i.e., that the meeting shall stand adjourned to the same day in the next week at the same time and place time and place of original meeting.

Transocean. Under the Swiss Code, a general meeting of shareholders for which a notice of meeting has been duly published may not be adjourned without publishing a new notice of meeting.

Voting Rights

Songa Offshore. All the issued shares rank pari passu and each issued share in Songa Offshore confers its holder a right, at a general meeting, to one vote on a show of hands and on poll, a right to one vote for each share of which he is a holder.

Every resolution put to vote at a general meeting of Songa Offshore is decided, pursuant to Songa’s Articles of Association, on a simple vote (being a show of hands) unless a vote on poll is demanded by (a) the chairperson of the general meeting or (b) at least 3 members present and having the right to vote at the general meeting; or (c) one or more persons present and entitled to vote at the meeting, representing in aggregate at least 10% of the total voting rights of all the members present and entitled to vote at the meeting; or (d) any director present at the meeting. In practice the resolutions put to vote at general meetings of Songa Offshore are voted for on a poll vote.

As a general rule (and except where otherwise required by the law or the articles of association), all matters raised at the general meeting require decision by simple majority (more than 50% of the votes cast). Under the Cypriot Companies Law and Songa’s Articles of Association, a special resolution adopted by a majority in favor of at least 75% of the votes cast is required, inter alia, in respect of the following matters:

•	Amendments to the memorandum and articles of association;
•	Change of name of the company;
•	Reduction of the issued share capital (cancellation of shares) which also requires approval of the Cypriot Courts;
•	Reduction of the share premium account which also requires approval of the Cypriot Courts;

•	Reduction of the capital redemption reserve;
•	Merger and de-merger which also requires approval of the Cypriot Courts;
•	Change of the objects which also requires approval of the Cypriot Courts; and
•	Songa Offshore’s winding up by voluntary liquidation.

In order to be entitled to vote at a general meeting, a shareholder must, as a general rule, be registered as owner of the shares in the Songa Offshore’s shareholder register kept by the VPS.

Rights attached to shares of any class may be varied or abrogated with the consent in writing of a holder or holders together holding not less than 75% in nominal value of the shares of the class or with the sanction of a resolution passed by a specified majority at a general meeting of the holders of the class. A resolution which is passed by a specified majority, is a majority in favor of over one half of all the votes cast if the attendance represents not less than half the issued share capital and a majority in favor of not less than two- thirds of the votes cast in all other cases. A specified majority resolution is also required to disapply pre-emption rights. See “—Preemptive Rights and Advance Subscription Rights.”

The Companies Law provides that the holders of not less than 15% of the issued shares of the class being varied, being persons who did not consent to or vote in favor of the resolution for the variation may apply to the courts of Cyprus to have the variation cancelled and where such an application is made the variation shall not have effect unless and until it is confirmed by the court. Such application must be made within twenty-one days after the date on which the consent was given or the resolution was passed, as the case may be, and may be made on behalf of the shareholders entitled to make the application by such one or more of their number as they may appoint in writing for the purpose.

Transocean. Each of Transocean’s shares carries one vote at a general meeting of shareholders. Voting rights may be exercised by shareholders registered in Transocean’s share register or by a duly appointed proxy of a registered shareholder (including the independent proxy), which proxy need not be a shareholder. Transocean’s Articles of Association do not limit the number of shares that may be voted by a single shareholder. Shareholders wishing to exercise their voting rights who hold their shares through a broker, bank or other nominee should follow the instructions provided by such broker, bank or other nominee or, absent instructions, contact such broker, bank or other nominee for instructions. Shareholders holding their shares through a broker, bank or other nominee will not automatically be registered in Transocean’s share register. If any such shareholder wishes to be registered in Transocean’s share register, such shareholder should contact the broker, bank or other nominee through which it holds Shares.

Treasury shares, whether owned by Transocean or one of Transocean’s controlled subsidiaries, will not be entitled to vote at general meetings of shareholders.

Pursuant to Transocean’s Articles of Association, the shareholders generally pass resolutions by the affirmative vote of a relative majority of the votes cast at the general meeting of shareholders (broker non-votes, abstentions and blank and invalid ballots will be disregarded), unless otherwise provided by law or Transocean’s Articles of Association. The acting chair may direct that resolutions and elections be held by a show of hands, by written ballot or by use of an electronic voting system. Electronic resolutions and elections are considered equal to resolutions and elections taken by a show of hands or by way of a written ballot.

The Swiss Code and/or Transocean’s Articles of Association require the affirmative vote of at least two-thirds of the voting rights and a majority of the par value of the shares, each as represented at a general meeting to approve, among other things, the following matters:

•	the amendment to or the modification of the purpose clause in Transocean’s Articles of Association;
•	the creation or cancellation of shares with privileged voting rights;
•	the restriction on the transferability of shares or cancellation thereof;
•	the restriction on the exercise of the right to vote or the cancellation thereof;
•	an authorized or conditional increase in the share capital;
•	an increase in the share capital through (1) the conversion of capital surplus, (2) a contribution in kind, or for purposes of an acquisition of assets, or (3) a grant of special privileges;
•	the limitation on or withdrawal of preemptive rights;
•	a change in Transocean’s registered office;
•	the conversion of shares into bearer shares and vice versa; and
•	Transocean’s dissolution.

The same supermajority voting requirements apply to resolutions in relation to transactions among corporations based on the Merger Act, including a merger, demerger or conversion of a corporation (other than a cash-out or certain squeeze-out mergers, in which minority shareholders of the company being acquired may be compensated in a form other than through shares of the acquiring company, for instance, through cash or securities of a parent company of the acquiring company or of another company—in such a merger, an affirmative vote of 90% of the outstanding shares is required). Swiss law may also impose this supermajority voting requirement in connection with the sale of “all or substantially all of Transocean’s assets” by Transocean.

Transocean’s Articles of Association require the affirmative vote of at least two-thirds of the shares entitled to vote at a general meeting to approve the following matters:

•	the removal of a serving member of the Transocean Board;
•	any changes to Article 14, paragraph 1 specifying advance notice of proposal requirements;
•	any changes to Article 18 specifying vote requirements for resolutions and elections;
•	any changes to Article 20, paragraph 2 specifying supermajority vote requirements;

•	any changes to Article 21 specifying quorum requirements;
•	any changes to Article 22 specifying the number of members of the Transocean Board;
•	any changes to Article 23 specifying the term of the Transocean Board; and
•	any changes to Article 24 specifying the organization of the Transocean Board and the indemnification provisions for directors and officers.

Transocean’s Articles of Association require the affirmative vote of holders of the number of its shares at least equal to the sum of (A) two-thirds of the number of all shares outstanding and entitled to vote at a general meeting, plus (B) a number of shares outstanding and entitled to vote at the general meeting that is equal to one-third of the number of shares held by an interested shareholder, for Transocean to engage in any business combination with an interested shareholder (as those terms are defined in Transocean’s Articles of Association) under certain conditions and for the amendment of the provisions in Transocean’s Articles of Association relating to this shareholder approval requirement.

In addition, the NYSE requires a shareholder vote for certain matters such as:

•	the approval of equity compensation plans (or certain amendments to such plans);
•

the issuance of shares equal to or in excess of 20% of the voting power of the shares outstanding before the issuance of such shares (subject to certain exceptions, such as public offerings for cash and certain bona fide private placements);

•	certain issuances of shares to related parties; and
•	issuances of shares that would result in a change of control.

For these types of matters, the minimum vote which will constitute shareholder approval for NYSE listing purposes is the approval by a majority of votes cast, provided that the total vote cast on the proposal represents over 50% in interest of all securities entitled to vote on the proposal.

Amendment of Governing Documents

Songa Offshore. Under the Companies Law, a special resolution of the shareholders adopted by a majority in favor of at least 75% of the votes cast is required for any amendments in Songa’s Articles of Association. This is also applicable for a change in the memorandum of association of Songa Offshore which additionally requires court approval.

Transocean. Other than on the basis of an authorization of the general meeting of shareholders or the Swiss Code to the Transocean Board, Transocean’s Articles of Association may only be amended by a resolution of its shareholders at a general meeting. Under Transocean’s Articles of Association, the Transocean Board may pass and amend organizational regulations. Under Swiss law, shareholders may not pass or amend organizational regulations but may pass resolutions amending the Articles of Association to effectively supersede provisions in the organizational regulations.

Quorum Requirements

Songa Offshore. According to Songa’s Articles of Association, at least three shareholders present in person or by proxy and together representing at least 5% of all the issued share capital, shall be a quorum for a general meeting. For a resolution of the general meeting which is passed by a specified majority, the quorum affects the threshold required. Namely in order to pass such resolution a majority in favor of over one half of all the votes cast is required, if the attendance represents not less than half the issued share capital and a majority in favor of not less than two-thirds of the votes cast in all other cases.

Transocean. The presence of shareholders, in person or by proxy, holding at least a majority of the shares entitled to vote at the time when the general meeting proceeds to business is generally the required presence for a quorum for the transaction of business at a general meeting of shareholders. However, the presence of shareholders, in person or by proxy, holding at least two-thirds of the share capital recorded in the commercial register at the time when the general meeting proceeds to business is the required presence for a quorum to adopt a resolution to amend, vary, suspend the operation of or cause any of the following provisions of Transocean’s Articles of Association to cease to apply:

•	Article 18—which relates to proceedings and procedures at general meetings;
•	Article 19(g)—which relates to business combinations with interested shareholders;
•	Article 20—which sets forth the level of shareholder approval required for certain matters;
•	Article 21—which sets forth the quorum at a general meeting required for certain matters, including the removal of a serving member of the Transocean Board; and
•	Articles 22, 23 and 24—which relate to the size and the organization of the Transocean Board, the term of directors and the indemnification provisions for directors and officers.

Additionally, shareholders present, in person or by proxy, holding at least two-thirds of the share capital recorded in the commercial register at the time when the general meeting proceeds to business constitute the required presence for a quorum at a general meeting to adopt a resolution to remove a serving director.

Under the Swiss Code, the Transocean Board has no authority to waive quorum requirements stipulated in the Articles of Association.

Say on Pay

Songa Offshore. Songa Offshore has a remuneration committee which makes recommendations to Songa’s Board on executive management pay and a nomination/election committee which makes recommendations to the shareholders on the pay of the Songa Board.

Transocean. Transocean is required to hold non-binding shareholder advisory votes on executive compensation required by SEC rules. Transocean holds these advisory votes on an annual basis. In addition, under Swiss law, Transocean is required to hold annual binding shareholder votes on the prospective maximum aggregate amount of compensation of each of the Transocean Board (for the period between annual meetings)

and executive management (for the fiscal year commencing after the annual general meeting at which ratification is sought).

Inspection of Books and Records; Special Investigation

Songa Offshore. Under Cyprus law, shareholders of Songa Offshore are entitled to statutory inspection rights including, inter alia, of the following documents:

•	memorandum and articles of association of Songa Offshore;
•	register of members including the overseas register if any;
•	register of mortgages and charges;
•	financial accounts;
•	minute book where the minutes of all general meetings are kept.

With respect to Songa Offshore most of these are a matter of public record.

Transocean. Under the Swiss Code, a shareholder has a right to inspect the share register with regard to his, her or its own shares and otherwise to the extent necessary to exercise his, her or its shareholder rights. No other person has a right to inspect the share register. The books and correspondence of a Swiss company may be inspected with the express authorization of the general meeting of shareholders or by resolution of the Transocean Board and subject to the safeguarding of the company’s business secrets. At a general meeting of shareholders, any shareholder is entitled to request information from the Transocean Board concerning the affairs of the company. Shareholders may also ask the auditor questions regarding its audit of the company. The Transocean Board and the auditor must answer shareholders’ questions to the extent necessary for the exercise of shareholders’ rights and subject to prevailing business secrets or other of Transocean’s material interests.

Transfer and Registration of Shares

Songa Offshore. The shares of Songa Offshore are freely transferable. Neither Songa’s Articles of Association nor the Companies Law contain any provisions imposing limitations on the ownership of the shares and there are no limitations under Cyprus law on the rights of non-residents or foreign owners to hold or vote for the shares. Songa Offshore’s principal register of members is held in Cyprus and mirrors the overseas register held by the VPS in Norway. The Songa Board may decline to register the transfer to any partly paid share not being listed share (being a share admitted to, quoted, listed or otherwise dealt in, on any stock exchange) or uncertified share (being a listed share not presented by any share certificate) to a person of whom the Songa Board shall not approve and the Songa Board may also decline to register the transfer of any share not being a listed share or uncertified share on which Songa Offshare has a lien. The Songa Board may refuse to recognize any instrument of transfer of any share not being listed share or uncertified share unless (a) the instrument of transfer is lodged to registered office or delivered to the Songa Board and is accompanied by the relevant certificate or by such other evidence as the Songa Board my reasonably require, and (b) in the event that there are different classes in the share capital of the company, the instrument of transfer relates to only one class of shares.

Transocean. Transocean has not imposed any restrictions applicable to the transfer of its shares. Transocean’s share register is maintained by Computershare, which acts as transfer agent and registrar. The share register reflects only record owners of Transocean’s shares. Swiss law does not recognize fractional share interests. So long as and to the extent that Transocean’s shares are intermediated securities within the meaning of the Swiss Intermediated Securities Act, (i) any transfer of Transocean’s shares is effected by a corresponding entry in the securities deposit account of a bank or a depository institution, (ii) no Transocean’s shares can be transferred by way of assignment, and (iii) a security interest in any Transocean’s share cannot be granted by way of assignment. Any person who acquires Transocean’s shares may submit a request to Transocean to be entered into the share register as a shareholder with voting rights, provided such person expressly declares to Transocean that it has acquired and holds such Transocean’s shares in its own name for its own account. The Transocean Board may record nominees who hold Transocean’s shares in their own name, but for the account of third parties, as shareholders of record with voting rights in Transocean’s share register.

Rights upon Liquidation

Songa Offshore. According to the Companies Law, winding up proceedings may be undertaken (a) by the court (compulsory winding-up), (b) voluntarily by the members (if the company is solvent) or by the creditors (if the company is insolvent) or (c) subject to supervision of the court. In the case of voluntary winding up and where Songa Offshore is solvent a special resolution would be required to be passed in a general meeting of Songa Offshore. The shares rank pari passu in the event of a return of capital by Songa Offshore upon a winding-up or otherwise. If Songa Offshore is wound up, the liquidator may, among other things, in accordance with Songa’s Articles of Association, with the sanction of an extraordinary resolution of the shareholders and any other sanction required by the  Companies Law:

•	divide among the shareholders in specie or in kind the whole or any part of the property of Songa Offshore;
•	for that purpose set a value as the liquidator considers fair on any property to be so divided;
•	decide how the division is to be carried out as between the shareholders or different classes of shareholders; and
•

vest the whole or any part of the property of Songa Offshore in trustees upon such trusts, for the benefit of the contributories as the liquidator shall think fit, but so that no shareholder shall be compelled to accept any shares or other securities whereon there is any liability.

Transocean. Under Swiss law, Transocean may be dissolved at any time by a resolution adopted at a general meeting of shareholders, which must be passed by the affirmative vote of holders of at least two thirds of voting rights and an absolute majority of the par value of the shares, each as represented (in person or by proxy) at the general meeting. Dissolution and liquidation by court order is possible if (1) Transocean becomes bankrupt or (2) shareholders holding at least 10% of Transocean’s share capital so request for valid reasons. Under Swiss law, any surplus arising out of liquidation (after the settlement of all claims of all creditors) is distributed in proportion to the paid-up par value of shares held, but this surplus is subject to Swiss withholding tax of 35%, all or part of which can potentially be reclaimed under the relevant tax rules in Switzerland or double taxation treaties concluded between Switzerland and foreign countries. Transocean’s shares carry no privilege with respect to such liquidation surplus.

Enforcement of Civil Liabilities Against Foreign Persons

Songa Offshore. The enforceability in Cyprus of a foreign judgment rendered against Songa Offshore depends on and is subject to the limitations set forth in international treaties by which Cyprus is bound. For instance, subject to compliance with the provisions of the Lugano Convention on jurisdiction and the recognition and enforcement of judgments in civil and commercial matters 2007 (the “Convention”), any judgment obtained in a Norwegian court, coming within the scope of the Convention would be recognized and enforced in Cyprus.

In addition, subject to compliance with the procedures contained in Regulation (EU) no 1215/2012 on the Jurisdiction and Recognition and Enforcement of Judgments in Civil and Commercial Matters (recast) (the “Regulations”), and provided neither Article 45 or Article 46 of the Regulations is applicable, any judgment (non appealable) obtained in an EU Member State court, coming within the scope of the Regulations would be recognised and enforced in Cyprus.

Transocean. Transocean is a Swiss corporation and TINC is a Cayman Islands exempted company. Certain of their respective officers and directors may be residents of various jurisdictions outside the U.S. All or a substantial portion of the assets of Transocean and TINC and the assets of these persons may be located outside the U.S. As a result, it may be difficult for investors to effect service of process within the U.S. upon these persons or to enforce any U.S. court judgment obtained against these persons that is predicated upon the civil liability provisions of U.S. federal securities laws.

Swiss legal counsel has advised Transocean that it is uncertain that Swiss courts would enforce (1) judgments of U.S. courts obtained in actions against Transocean or other persons that are predicated upon the civil liability provisions of U.S. federal securities laws or (2) original actions brought against Transocean or other persons predicated upon the Securities Act. The enforceability in Switzerland of a foreign judgment rendered against Transocean or such other persons is subject to the limitations set forth in such international treaties by which Switzerland is bound and the Swiss Federal Private International Law Act. In particular, and without limitation to the foregoing, a judgment rendered by a foreign court may only be enforced in Switzerland if:

•	such foreign court had jurisdiction,
•	such judgment has become final and nonappealable,
•	the court procedures leading to such judgment followed the principles of due process of law, including proper service of process, and
•	such judgment does not violate Swiss law principles of public policy.

In addition, enforceability of a judgment by a non-Swiss court in Switzerland may be limited if Transocean can demonstrate that it or such other persons were not effectively served with process.

TINC’s Cayman Islands legal counsel, has advised TINC that it is uncertain that Cayman Islands courts would enforce (1) judgments of U.S. courts obtained in actions against TINC or other persons that are predicated upon the civil liability provisions of the U.S. federal securities laws or (2) original actions brought against TINC or other persons predicated upon the Securities Act. There is no treaty between the United States and the Cayman Islands providing for enforcement of judgments, and there are grounds upon which Cayman Islands courts may not enforce judgments of U.S. courts. In general, Cayman Islands courts would not enforce any remedies if they are deemed to be penalties, fines, taxes or similar remedies.

MATERIAL TAX CONSIDERATIONS

Set out below is a summary of certain tax matters related to an investment in the Company. The summary is based on the laws in force as at the date of this Prospectus, which may be subject to any changes in law occurring after such date. Such changes could possibly be made on a retrospective basis.

The following summary does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase, own or dispose of the shares in the Company. Shareholders who wish to clarify their own tax situation should consult with and rely upon their own tax advisors.

Norwegian Taxation

Set out below is a summary of certain Norwegian tax matters related to the purchase, holding and disposal of Shares and Exchangeable Bonds. The statements below regarding Norwegian taxation are based on the laws in force in Norway as of the date of this Prospectus, which may be subject to any changes in law occurring after such date. Such changes could possibly be made on a retroactive basis. The summary does not address foreign tax laws.

The summary is of a general nature and does not purport to be a comprehensive description of all the Norwegian tax considerations that may be relevant for a decision to purchase, own or dispose of Shares or Exchangeable Bonds. Shareholders and bondholders who wish to clarify their own tax situation should consult with and rely upon their own tax advisers. Shareholders and bondholders resident in jurisdictions other than Norway and shareholders and bondholders who cease to be resident in Norway for tax purposes (due to domestic tax law or tax treaty) should specifically consult with and rely upon their own tax advisers with respect to the tax position in their country of residence and the tax consequences related to ceasing to be resident in Norway for tax purposes. The summary only applies to shareholders and bondholders who are beneficial owners.

Please note that for the purpose of the summary below, a reference to a Norwegian or non-Norwegian shareholder or bondholder refers to the tax residency rather than the nationality of the shareholder or bondholder.

The Exchange of Songa Shares for Consideration

The exchange of Songa Shares for Consideration, including Consideration Shares and/or Exchangeable Bonds and/or cash consideration, will be a taxable realization of the Songa Shares for Norwegian personal shareholders and Norwegian individual shareholders.

For Norwegian individual shareholders the tax effects of the exchange will be as described in “—Dividend Distributions” below.

For Norwegian corporate shareholders the tax effects will depend on whether the Songa Shares at the time of the exchange qualifies for the Norwegian exemption method. The Norwegian exemption method exempt gain on qualifying shares from taxation. Qualifying shares include shares in a company tax resident in the EEA (the European Economic Area), but if the company is established in a low tax jurisdiction within the EEA, the company must meet the so-called “substance test.”

If Songa Offshore does not meet the substance test, for Norwegian corporate shareholders the tax effect of the exchange will be as described under 18.1.2 below.

If Songa Offshore meets the substance test a gain realized from the exchange will exempt from taxation, while a loss well not be deductible.

Transocean has assumed that Songa Offshore meets the substance test and that the shares in the company qualify for the Norwegian exemption method. Transocean has not taken any actions to verify this assumption.

Dividend Distributions

Dividends from the Company payable to shareholders who are Norwegian corporate investors (i.e., limited liability companies and similar) resident in Norway for tax purposes, are in general taxable as ordinary income. The tax rate for ordinary income is currently 24%. The Company is located outside the European Economic Area, and the shares therefore do not qualify for the Norwegian exemption method unless certain ownership and voting share (at least 10%) and ownership period (at least two years) requirements are met, as well as a requirement that the Company is not considered tax resident in a low tax jurisdiction.

Dividends distributed to shareholders who are individuals resident in Norway for tax purposes are taxable in Norway for such shareholders at an effective tax rate of 29.76% to the extent the dividend exceeds a tax-free allowance (i.e., dividends received, less the tax free allowance, shall be multiplied by 1.24 which are then included as ordinary income taxable at a flat rate of 24%, increasing the effective tax rate on dividends received by individual shareholders to 29.76%).

The allowance is calculated on a share-by-share basis. The allowance for each share is equal to the cost price of the share multiplied by a risk free interest rate based on the effective rate after tax of interest on treasury bills (Nw.: statskasseveksler) with three months maturity. The allowance is calculated for each calendar year, and is allocated solely to individuals holding shares at the expiration of the relevant calendar year.

Individuals who transfer shares will thus not be entitled to deduct any calculated allowance related to the year of transfer. Any part of the calculated allowance one year exceeding the dividend distributed on the share (“excess allowance”) may be carried forward and set off against future dividends received on, or gains upon realization, of the same share.

Dividends payable by the Company will not be subject to withholding tax in Norway as long as the Company is not tax resident in Norway.

Gains on Disposals of Shares

Sale, redemption or other disposal of shares is considered realization for Norwegian tax purposes. Capital gains realized by both corporate (unless the exemption method should apply, see “—Dividend Distributions” above) and individual shareholders who are resident in Norway for tax purposes, are taxable as ordinary income at a rate of 24%. Realized losses are deductible at the same rate. However, the effective tax rate on gain or loss related to shares realized by individual shareholders is currently 29.76% as a capital gain (less the tax free allowance) and loss shall be multiplied by 1.24 and included in or deducted from the individual shareholders’ ordinary income in the year of disposal.

The taxable gain/deductible loss is calculated per share, as the difference between the consideration for the share and the Norwegian shareholder’s cost price of the share, including any costs incurred in relation to the acquisition or realization of the share. From this capital gain, Norwegian individual shareholders are entitled to deduct a calculated allowance, provided that such allowance has not already been used to reduce taxable dividend income. See above for a description of the calculation of the allowance. The allowance may only be deducted in order to reduce a taxable gain, and cannot increase or produce a deductible loss, i.e., any unused allowance exceeding the capital gain upon the realization of a share will be annulled (and may not be set off against gains from realization of other shares).

If the Norwegian shareholder owns shares acquired at different points in time, the shares that were acquired first will be regarded as the first to be disposed of, on a first-in first-out basis.

If a Norwegian shareholder ceases to be a tax resident of Norway certain specific regulations applies with regard to realization of shares held by such person.

Net Wealth Tax

The value of shares is included in the basis for the computation of wealth tax imposed on Norwegian individual shareholders and so is the value of the Exchangeable Bonds. Currently, the marginal wealth tax rate is 0.85% of the value assessed.

Norwegian corporate shareholders are not subject to wealth tax.

Exchangeable Bonds

Interest earned on the Exchangeable Bonds is taxable when accrued. A gain from the realization of the Exchangeable Bonds is taxable at the time of realization. The applicable tax rate on both interest and gain is the 24% tax rate for ordinary income both for Norwegian individual bondholders and Norwegian corporate bondholders. If the Exchangeable Bonds are not subject to trading in an organized market within six months following their issuance, Norwegian individual bondholders are subject to additional tax on the after-tax interest actually accrued. The applicable tax rate is the 24% tax rate for ordinary income, i.e., for the purposes of this extra interest income taxation the interest forming the basis for taxation is reduced by the ordinary income tax already applied to the income.

United States Taxation

Material U.S. Federal Income Tax Consequences

Scope of Discussion

The following is a discussion of the material U.S. federal income tax consequences to Holders (as defined below) of (i) the exchange of Songa Shares for Consideration Shares, Exchangeable Bonds and/or cash pursuant to the Offer and (ii) the ownership and disposition of any Consideration Shares and Exchangeable Bonds received in the Offer. This discussion is based on the Internal Revenue Code, existing and proposed U.S. Treasury Department regulations promulgated under the Internal Revenue Code, judicial decisions, published positions of the IRS, administrative pronouncements, and all other applicable authorities, all as in effect on the date of this Prospectus and all of which are subject to change, possibly with retroactive effect. This discussion does not address any aspects of state, local, or non-U.S. laws or federal laws other than those relating to U.S. federal income taxation and is not a complete analysis or description of all of the possible tax consequences of the Offer or of the ownership or disposition of Consideration Shares and Exchangeable Bonds received in the Offer. No ruling has been or will be obtained from the IRS regarding the U.S. federal income tax consequences relating to the Offer or the ownership or disposition of Consideration Shares and Exchangeable Bonds received in the Offer. As a result, no assurance can be given that the IRS will not assert, or that a court will not sustain, a position contrary to the conclusions set forth below.

This discussion addresses only Holders that own their Songa Shares and will own their Consideration Shares and Exchangeable Bonds as capital assets within the meaning of Section 1221 of the Internal Revenue Code (generally, property held for investment purposes). This discussion does not address all aspects of U.S. federal income taxation that may be relevant to a Holder in light of such Holder’s particular circumstances, including any unearned income Medicare contribution tax imposed pursuant to the Health Care and Education Reconciliation Act of 2010, or any withholding required pursuant to the Foreign Account Tax Compliance Act of 2010 (including the U.S. Treasury Department regulations promulgated thereunder and intergovernmental agreements entered into in connection therewith). This discussion does not address all of the tax consequences that may be relevant to a Holder that is subject to special treatment under U.S. federal income tax law, including, for example:

•	a bank or other financial institution;
•	a tax-exempt entity;
•	an insurance company;
•	a person holding Songa Shares, Consideration Shares or Exchangeable Bonds as part of a straddle, hedge, constructive sale, integrated transaction, or conversion transaction;
•	an S-corporation or other pass-through entity;
•	a U.S. expatriate;
•	a person who is liable for the alternative minimum tax;
•	a broker-dealer or trader in securities;
•	a U.S. Holder (as defined below) whose functional currency is not the U.S. dollar;
•	a regulated investment company;
•	a real estate investment trust;
•	a trader in securities who has elected the mark-to-market method of accounting for its securities;

•	any person that, prior to the completion of the Offer, owns, actually or constructively, 10% or more of the total combined voting power of all classes of stock entitled to vote of Songa Offshore;
•

any person that, at any time following completion of the Offer, owns, actually and/or constructively, 10% or more of the total combined voting power of all classes of stock entitled to vote of Transocean; and

•	a person who received Songa Shares through the exercise of employee stock options, through a tax qualified retirement plan, or otherwise as compensation.

For purposes of this discussion, a “U.S. Holder” is any beneficial owner of Songa Shares or, after the completion of the Offer, Consideration Shares and/or Exchangeable Bonds that, for U.S. federal income tax purposes, is:

•	an individual citizen or resident alien of the United States;
•	a corporation, or other entity taxable as a corporation, organized under the laws of the United States, any state thereof, or the District of Columbia;
•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or
•

a trust if (i) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons has the authority to control all substantial decisions of the trust or (ii) it has a valid election in place under applicable U.S. Treasury Department regulations to be treated as a U.S. person.

A “Non-U.S. Holder” is any beneficial owner of Songa Shares or, after the completion of the Offer, Consideration Shares or Exchangeable Bonds that, for U.S. federal income tax purposes, is an individual, corporation, estate, or trust that is not a U.S. Holder.

As used in this discussion, a “Holder” means a U.S. Holder, a Non-U.S. Holder, or both, as the context may require.

If a partnership (including any entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds Songa Shares, Consideration Shares or Exchangeable Bonds, the tax treatment of a partner in that partnership generally will depend on the status of the partner and the activities of the partnership. If you are a partner in a partnership that holds Songa Shares, Consideration Shares or Exchangeable Bonds, you are urged to consult your tax advisor regarding the U.S. federal income tax consequences to you of the Offer and the ownership and disposition of Consideration Shares and Exchangeable Bonds received in the Offer.

ALL HOLDERS OF SONGA SHARES ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE PARTICULAR FEDERAL, STATE, LOCAL, AND NON-U.S. TAX CONSEQUENCES TO THEM OF THE OFFER AND THE OWNERSHIP AND DISPOSITION OF CONSIDERATION SHARES AND EXCHANGEABLE BONDS RECEIVED IN THE OFFER.

The Offer

U.S. Holders

The receipt of Consideration Shares, Exchangeable Bonds and/or cash in exchange for Songa Shares pursuant to the Offer will be a taxable transaction for U.S. federal income tax purposes. A U.S. Holder of Songa Shares that exchanges such shares for Consideration Shares, Exchangeable Bonds and/or cash in the Offer will generally recognize taxable gain or loss equal to the difference between (i) the sum of (A) the fair market value of Consideration Shares (determined as of the date the shares are issued pursuant to the Offer), (B) the “issue price” of the Exchangeable Bonds (as described below), and (C) the U.S. dollar amount of any cash received in Norwegian kroner in the Offer, plus (D) any cash received in lieu of any fractional Consideration Shares or Exchangeable Bonds and (ii) the U.S. holder’s adjusted tax basis in the Songa Shares surrendered in exchange therefor. Such gain or loss must be determined separately for each separate block of Songa Shares held by such U.S. Holder (i.e., shares acquired at different times and at different prices).

In connection with (and contemporaneously with) the Combination, the Company intends to sell some Exchangeable Bonds to certain investors for cash. Under applicable Treasury Department regulations, if a “substantial amount” of the debt instruments in an issue is issued for cash (other than to bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers), the issue price of each debt instrument in the issue is the first price at which a substantial amount of the debt instruments is sold for cash.  The Company expects that a substantial amount of the Exchangeable Bonds (within the meaning of the Treasury Department regulations) will be sold for cash to investors, in which case the issue price of the Exchangeable Bonds (including those issued in exchange for Songa Shares pursuant to the Offer) will be equal to the first price at which Exchangeable Bonds are sold for cash.  If the amount of Exchangeable Bonds that the Company sells for cash to investors does not constitute a “substantial amount” of the Exchangeable Bonds, the issue price of an Exchangeable Bond generally will equal its fair market value on the date of issuance if the Exchangeable Bonds are considered to be “publicly traded” for U.S. federal income tax purposes. Although no assurances can be given in this regard, the Company believes that the Exchangeable Bonds are likely to be considered publicly traded for these purposes and intends to take this position for all relevant reporting and other purposes. The Company will provide investors with information about its determination of the issue price of the Exchangeable Bonds and, if applicable, its determination as to whether the Exchangeable Bonds are publicly traded for these purposes, by publishing that information on the Company's website. The Company’s determination of the issue price of the Exchangeable Bonds is binding upon a Holder unless such Holder explicitly discloses to the IRS, on a timely filed U.S. federal income tax return for the taxable year that includes the date on which the Offer is consummated, that its determination is different from the Company’s, the reasons for the different determination and how such Holder determined the issue price.

Provided that Songa Offshore is not and has not been a PFIC for U.S. federal income tax purposes, any such gain or loss recognized by a U.S. Holder upon the exchange of Songa Shares for Consideration Shares, Exchangeable Bonds and/or cash generally will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder’s holding period in its Songa Shares is more than one year on the date such shares are exchanged pursuant to the Offer. Long-term capital gains of non-corporate U.S. Holders (including individuals) generally are subject to tax at preferential U.S. federal income tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss recognized will generally be treated as U.S. source income or loss for purposes of computing a U.S. Holder’s foreign tax credit for U.S. federal income tax purposes.

A U.S. Holder should not recognize any foreign currency gain or loss in respect of cash received in Norwegian kroner in the Offer if such kroner are converted into U.S. dollars on the date actually or constructively received by the U.S. Holder. If the kroner are not converted into U.S. dollars on the date of receipt, however, gain or loss may be recognized upon a subsequent conversion or other disposition of the kroner. Such foreign currency gain or loss, if any, will be U.S. source ordinary income or loss. U.S. Holders should consult their tax advisors regarding the treatment of any foreign currency gain or loss if any kroner received in the Offer are not converted into U.S. dollars on the date of receipt.

A U.S. Holder’s initial tax basis in the Consideration Shares and Exchangeable Bonds received in the Offer will equal (i) in the case of shares, the fair market value of such shares (determined as of the date such shares are issued pursuant to the Offer) and (ii) in the case of Exchangeable Bonds, the issue price of such Exchangeable Bonds. A U.S. Holder’s holding period for such shares and Exchangeable Bonds will commence on the day following the day on which such shares and Exchangeable Bonds are issued pursuant to the Offer.

All U.S. Holders are urged to consult their advisors as to the particular consequences of the exchange of Songa Shares for Consideration Shares, Exchangeable Bonds and/or cash pursuant to the Offer, including the potential application of the PFIC rules to a disposition of Songa Shares.

Non-U.S. Holders

Subject to the discussion under “—Information Reporting and Backup Withholding” below, a Non-U.S. Holder that exchanges Songa Shares for Consideration Shares, Exchangeable Bonds and/or cash in the Offer generally will not be subject to U.S. federal income or withholding tax on any gain recognized as a result of the Offer unless:

•

the gain is effectively connected with such Non-U.S. Holder’s conduct of a trade or business in the United States (and, if required by an applicable tax treaty, is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States); or

•

such Non-U.S. Holder is a nonresident alien individual who is present in the United States for 183 days or more during the taxable year in which the Offer is consummated, and certain other requirements are met.

Unless an applicable treaty provides otherwise, any gain described in the first bullet point above generally will be subject to U.S. federal income tax in the same manner as if such Holder were a U.S. person, as described above under “—U.S. Holders.” A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax equal to 30% (or such lower rate specified by an applicable tax treaty) of its effectively connected earnings and profits for the taxable year, as adjusted for certain items. Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

Any gain described in the second bullet point above generally will be subject to U.S. federal income tax at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty), but may be offset by

U.S.-source capital losses of the Non-U.S. Holder, if any, provided that the holder has timely filed U.S. federal income tax returns with respect to such losses.

Information Reporting and Backup Withholding

Information reporting and backup withholding may apply with respect to the amount of any cash received by a Holder in the Offer unless the Holder provides proof of an applicable exemption or furnishes its taxpayer identification number and otherwise complies with all applicable requirements under the backup withholding rules. Any amounts withheld under the backup withholding rules are not an additional tax and may be allowed as a refund or credit against the Holder’s U.S. federal income tax liability, provided that the required information is timely furnished to the IRS.

Ownership and Disposition of Consideration Shares and Exchangeable Bonds Received in the Offer

The following is a discussion of the material U.S. federal income tax consequences of the ownership and disposition of Consideration Shares and Exchangeable Bonds to U.S. Holders and Non-U.S. Holders of Songa Shares that receive Consideration Shares and Exchangeable Bonds in the Offer.

Ownership and Disposition of Consideration Shares

U.S. Holders

Distributions on the Consideration Shares

Subject to the discussion under “—PFIC Considerations” below, the gross amount of a distribution paid with respect to the Consideration Shares, including the full amount of any Swiss withholding tax on such amount, will be a dividend for U.S. federal income tax purposes to the extent of Transocean’s current-year or accumulated earnings and profits (as determined for U.S. federal income tax purposes). Distributions in excess of Transocean’s current-year and accumulated earnings and profits will be treated first as a tax-free return of capital to the extent of the U.S. Holder’s tax basis in the Consideration Shares and will reduce (but not below zero) such basis. A distribution in excess of Transocean’s current-year and accumulated earnings and profits and the U.S. Holder’s tax basis in the Consideration Shares will be treated as capital gain realized on the sale or exchange of such shares. However, Transocean may be unable to determine the portion of a distribution that is a dividend for U.S. federal income tax purposes, in which case Transocean will be required to report the entire amount of such distribution as a dividend. U.S. Holders that are corporations generally will not be entitled to claim a dividends received deduction with respect to distributions received from Transocean.

In general, dividends paid with respect to the Consideration Shares to a non-corporate U.S. Holder will be treated as “qualified dividend income,” which is taxable to such U.S. Holder at preferential capital gain tax rates provided that (i) Shares are regularly traded on an established securities market in the United States (such as the NYSE) or Transocean is eligible for the benefits of a comprehensive income tax treaty with the United States that the IRS has determined is satisfactory and that includes an exchange of information program, (ii) as discussed below in “—PFIC Considerations,” Transocean is not a PFIC for the taxable year during which the dividend is paid or the immediately preceding taxable year, and (iii) certain holding period and other requirements are satisfied. For purposes of clause (i) above, Shares should be treated as regularly traded on an established securities market in the United States so long as they are listed on the NYSE.

U.S. Holders would be subject to special rules relating to foreign currency transactions if the Company were to make distributions in a currency other than in United States dollars. In that case, U.S. Holders should consult their tax advisors regarding the application of such rules.

Foreign Tax Credit

In general, dividends paid with respect to the Consideration Shares will constitute foreign source income and will be considered passive category income for purposes of computing the foreign tax credit allowable to U.S. Holders. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will generally be limited to the gross amount of the dividend, multiplied by the reduced tax rate applicable to qualified dividend income and divided by the highest tax rate normally applicable to dividends. However, if the Company is a “United States-owned foreign corporation” (generally, a foreign corporation 50 percent or more of the stock of which, by vote and value, is held directly, indirectly or under applicable constructive ownership rules, by United States persons), at least a portion of the dividends paid with respect to Consideration Shares will be U.S. source income for foreign tax credit purposes if and to the extent that more than a de minimis amount of the earnings and profits out of which the dividends are paid is from sources within the United States. The Company does not expect to maintain calculations with respect to the source of its earnings and profits under U.S. federal income tax principles. Swiss tax, if any, withheld on distributions to a U.S. Holder may be eligible for foreign tax credits (or deduction in lieu of such credits) for U.S. federal income tax purposes, subject to special limitations. The calculation of foreign tax credits involves the application of complex rules that depend on a U.S. Holder’s particular circumstances. U.S. Holders are urged to consult their own tax advisors regarding the availability of foreign tax credits.

Sale, Exchange, or Other Taxable Disposition of Consideration Shares

Subject to the discussion under “—PFIC Considerations” below, in general, the sale, exchange, or other disposition of Consideration Shares will result in taxable gain or loss to a U.S. Holder equal to the difference between (i) the amount of cash plus the fair market value of any other property received by such U.S. Holder in the sale, exchange, or other disposition and (ii) such U.S. Holder’s adjusted basis in the Consideration Shares.

Gain or loss recognized on the sale, exchange, or other disposition of Consideration Shares will generally be capital gain or loss and will be long-term capital gain or loss if the Consideration Shares have been held for more than one year at the time of the sale, exchange, or other disposition. Long-term capital gains of non-corporate U.S. Holders (including individuals) generally are subject to tax at preferential U.S. federal income tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss recognized will generally be treated as U.S. source income or loss for purposes of computing a U.S. Holder’s foreign tax credit for U.S. federal income tax purposes.

PFIC Considerations

The treatment of U.S. Holders could differ materially from that described above if, at any relevant time, Transocean were a PFIC. For U.S. federal income tax purposes, Transocean would be treated as a PFIC for any taxable year in which either:

•

75% or more of Transocean’s gross income for such taxable year consists of passive income (generally, dividends, interest, gains from the sale or exchange of investment property, and certain rents and royalties); or

•	the average percentage (based on quarterly measurements) of the value of Transocean’s assets that produce, or are held for the production of, passive income is at least 50%.

For this purpose, Transocean is deemed to own its proportionate share of the assets and to receive directly its proportionate share of the income of any other corporation in which it owns, directly or indirectly, at least 25% of the value of the stock. In addition, income earned, or deemed earned, by Transocean in connection with the performance of services would not constitute passive income.

Transocean believes that it has not been and will not be a PFIC with respect to any taxable year. Transocean believes that its income from offshore contract drilling services should be treated as “non-passive” services income for purposes of the PFIC rules and therefore that the assets it owns and operates in connection with the production of such income should not constitute passive assets. There is significant legal authority supporting this position, including statutory provisions, legislative history, case law and IRS pronouncements concerning the characterization, for other tax purposes, of income derived from services where a substantial component of such income is attributable to the value of the property or equipment used in connection with providing such services. It should be noted, however, that a prior case and an IRS pronouncement which relies on the case characterize income from time chartering of vessels as rental income rather than services income for other tax purposes. However, the IRS subsequently has formally announced that it does not agree with the decision in that case. Furthermore, Transocean believes that the terms of the time charters in that case differ in material respects from the terms of its drilling contracts with customers.

Although Transocean believes that it has not been and will not become a PFIC, no assurance can be given that the IRS or a court will accept this position, and there is a risk that the IRS or a court could determine that Transocean is a PFIC. Moreover, because the determination of whether Transocean is a PFIC must be made on an annual basis, Transocean cannot assure U.S. Holders that it will not be a PFIC for the current taxable year or become a PFIC for any future taxable years.

As discussed more fully below, if Transocean were to be treated as a PFIC for any taxable year, a U.S. Holder would be subject to different taxation rules depending on whether or not the U.S. Holder makes (i) an election to treat Transocean as a qualified electing fund (a “QEF” election) or (ii) a “mark-to-market” election with respect to the Consideration Shares, as discussed below. If Transocean is a PFIC, a U.S. Holder will be subject to the PFIC rules described herein with respect to any of Transocean’s subsidiaries that are PFICs. However, the mark-to-market election discussed below will likely not be available with respect to shares of such PFIC subsidiaries. In addition, if a U.S. Holder owns Consideration Shares during any taxable year in which Transocean is a PFIC, such U.S. Holder must file an annual report with the IRS. A failure to file this report as required may toll the running of the statute of limitations in respect of each of the U.S. Holder’s taxable years for which the report is required to be filed. As a result, the taxable years with respect to which the U.S. Holder fails to file the report may remain open to assessment by the IRS indefinitely, until the report is filed.

Taxation of U.S. Holders Making a Timely QEF Election

If a U.S. Holder makes a timely QEF election in a taxable year, then for that and for all subsequent taxable years in which such U.S. Holder has held the Consideration Shares and Transocean is a PFIC, such U.S. Holder must include in income for such U.S. Holder’s taxable year its pro rata share of Transocean’s ordinary earnings and net capital gain, if any, for Transocean’s taxable years that end with or within the taxable year for which the U.S. Holder is reporting, regardless of whether the U.S. Holder received any distributions from Transocean in that year. The U.S. Holder’s adjusted basis in the Consideration Shares will be increased to reflect taxed but undistributed earnings and profits. Distributions of earnings and profits that were previously taxed will result in a corresponding reduction in the U.S. Holder’s adjusted basis in the Consideration Shares and will not be taxed again once distributed. A U.S. Holder generally will recognize capital gain or loss on the sale, exchange, or other disposition of Consideration Shares. A U.S. Holder makes a QEF election with respect to any year that Transocean is a PFIC by checking the appropriate box on IRS Form 8621 and filing that form with its U.S. federal income tax return. If, contrary to Transocean’s expectations, Transocean determines that it is treated as a PFIC for any taxable year, Transocean will endeavor (but will not be required) to provide each U.S. Holder with the information necessary to make the QEF election described above.

Taxation of U.S. Holders Making a Mark-to-Market Election

If Transocean were to be treated as a PFIC for any taxable year and, as it anticipates, the Consideration Shares were treated as “marketable stock,” then, as an alternative to making a QEF election, a U.S. Holder would be allowed to make a mark-to-market election with respect to the Consideration Shares, provided the U.S. Holder completes and files IRS Form 8621 in accordance with the relevant instructions and related U.S. Treasury Department regulations. If that election is made, the U.S. Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of the U.S. Holder’s Consideration Shares at the end of the taxable year over the U.S. Holder’s adjusted basis in the Consideration Shares. The U.S. Holder would also be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder’s adjusted basis in the Consideration Shares over the fair market value of the Consideration Shares at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A U.S. Holder’s basis in its Consideration Shares would be adjusted to reflect any such income or loss recognized. Gain recognized on the sale, exchange, or other disposition of Consideration Shares would be treated as ordinary income, and any loss recognized on the sale, exchange, or other disposition of Consideration Shares would be treated as ordinary loss to the extent such loss does not exceed the net mark-to-market gains previously included in income by the U.S. Holder. Because the mark-to-market election applies only to marketable stock, however, it would not apply to a U.S. Holder’s indirect interest in any of Transocean’s subsidiaries that were determined to be PFICs.

Taxation of U.S. Holders not Making a Timely QEF or Mark-to-Market Election

If Transocean were treated as a PFIC for any taxable year, a U.S. Holder that does not make either a QEF election or a mark-to-market election for that year would be subject to adverse tax rules with respect to (i) any excess distribution (generally, the portion of any distributions received by the U.S. Holder with respect to the Consideration Shares in a taxable year in excess of 125% of the average annual distributions received by the

U.S. Holder with respect to the Consideration Shares in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the Consideration Shares) and (ii) any gain realized on the sale, exchange, or other disposition of the Consideration Shares. Under these special rules:

•	the excess distribution or gain would be allocated ratably over the U.S. Holder’s aggregate holding period in the Consideration Shares;
•	the amount allocated to the current taxable year, and any taxable year before the first taxable year in which Transocean was a PFIC, would be taxed as ordinary income in the current year; and
•

the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax on ordinary income in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed tax deferral benefit would be imposed on the resulting tax liability as if that tax liability had been due for each such other taxable year.

Unless a U.S. Holder makes a QEF election or mark-to-market election with respect to the Consideration Shares, a U.S. Holder that holds Consideration Shares during a period in which Transocean is a PFIC will be subject to the foregoing rules for that taxable year and all subsequent taxable years in which the U.S. Holder holds Consideration Shares, even if Transocean ceases to be a PFIC.

Classification as a PFIC may have other adverse tax consequences, including in the case of individual U.S. Holders, the denial of a step-up in the tax basis of the Consideration Shares at death.

The PFIC rules are very complex. U.S. Holders are urged to consult their tax advisors regarding the potential application of the PFIC rules to their investment in the Consideration Shares, including the advisability of choosing to make a QEF election or mark-to-market election.

Information Reporting Regarding Foreign Financial Assets

Individual U.S. Holders that hold certain “foreign financial assets” (which generally includes stock and other securities issued by a foreign person unless held in an account maintained by a financial institution) that exceed certain thresholds are required to report to the IRS information relating to such assets. Under certain circumstances, an entity may be treated as an individual for purposes of these rules. Significant penalties may apply for failure to satisfy these reporting obligations. Individual U.S. Holders are urged to consult their tax advisors regarding the effect, if any, of these reporting obligations on their investment in the Consideration Shares.

Non-U.S. Holders

Distributions on the Consideration Shares

Subject to the discussion under “—Information Reporting and Backup Withholding” below, a Non-U.S. Holder will not be subject to U.S. federal income or withholding tax on dividends received on its Consideration Shares, unless the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States (and, if a tax treaty applies, the dividends are attributable to a permanent establishment or fixed place of business maintained by such Non-U.S. Holder in the United States).

Except to the extent otherwise provided in an applicable tax treaty, a Non-U.S. Holder generally will be taxed in the same manner as a U.S. Holder on dividends that are effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States. Effectively connected dividends received by a corporate Non-U.S. Holder may also, in certain circumstances, be subject to an additional branch profits tax at a 30% rate (or, if applicable, a lower treaty rate), subject to certain adjustments.

Sale, Exchange, or Other Taxable Disposition of Consideration Shares

Subject to the discussion under “—Information Reporting and Backup Withholding” below, a Non-U.S. Holder will not be subject to U.S. federal income or withholding tax on any gain recognized on a sale, exchange, or other taxable disposition of Consideration Shares, unless:

•	the Non-U.S. Holder is an individual present in the United States for 183 days or more during the taxable year in which the gain is recognized and certain other conditions are met; or
•

such gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States (and, if a tax treaty applies, the gain is attributable to a permanent establishment or fixed place of business maintained by the Non-U.S. Holder in the United States).

Except to the extent otherwise provided under an applicable tax treaty, a Non-U.S. Holder generally will be taxed in the same manner as a U.S. Holder on recognized gains that are effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States. Effectively connected gains recognized by a corporate Non-U.S. Holder may also, in certain circumstances, be subject to an additional branch profits tax at a 30% rate (or, if applicable, a lower treaty rate), subject to certain adjustments.

Information Reporting and Backup Withholding

Dividends paid with respect to Consideration Shares and proceeds from a sale or other disposition of Consideration Shares received in the United States or through certain U.S.-related financial intermediaries may be subject to information reporting and backup withholding unless the Holder provides proof of an applicable exemption or furnishes its taxpayer identification number and otherwise complies with all applicable requirements under the backup withholding rules. Any amounts withheld under the backup withholding rules are not an additional tax and may be allowed as a refund or credit against the Holder’s U.S. federal income tax liability, provided that the required information is timely furnished to the IRS.

Ownership and Disposition of the Exchangeable Bonds

U.S. Holders

Classification of Exchangeable Bonds

For U.S. federal income tax purposes, the issuer of the Exchangeable Bonds, TINC, is disregarded as an entity separate from its owner, Transocean. As a result, the Exchangeable Bonds should be treated as issued by Transocean for U.S. federal income tax purposes.

Interest; Original Issue Discount; Amortizable Bond Premium

Stated interest on the Exchangeable Bonds will be taxable to U.S. Holders as ordinary income at the time it is paid or accrued, depending on the U.S. Holder’s regular method of accounting for U.S. federal income tax purposes. Interest on the Exchangeable Bonds will be foreign-source income and generally will constitute passive category income for U.S. foreign tax credit purposes, or in the case of certain U.S. Holders, general category income. The foreign tax credit rules are complex, and U.S. Holders are urged to consult their tax advisors regarding the availability of foreign tax credits in their particular circumstances.

Depending on the issue price of the Exchangeable Bonds (determined in the manner described above under “The Offer—U.S. Holders”), the Exchangeable Bonds may be treated as issued at a discount (and possibly subject to the rules governing debt instruments issued with original issue discount (“OID”) described below) or at a premium (and subject to the rules governing debt instruments having “amortizable bond premium” described below) for U.S. federal income tax purposes.

The Exchangeable Bonds will be considered to be issued with OID if the “stated redemption price at maturity” of the Exchangeable Bonds (equal to the sum of all amounts payable under the Exchangeable Bonds other than payments of stated interest) exceeds their issue price by an amount equal to or greater than a statutorily defined de minimis amount. If the Exchangeable Bonds are issued with OID, U.S. Holders, whether on the cash or accrual method of tax accounting, generally must report the OID as ordinary income as it accrues over the term of the Exchangeable Bonds on a constant yield-to-maturity basis.

If the issue price of an Exchangeable Bond received by a U.S. Holder pursuant to the Offer, reduced for this purpose by the fair market value of the exchange right afforded to the U.S. Holder, is greater than the principal amount of the Exchangeable Bond, the U.S. Holder will be considered to have acquired the Exchangeable Bond with amortizable bond premium for U.S. federal income tax purposes. A U.S. Holder generally may elect to amortize the premium over the term of the Exchangeable Bond on a constant yield method as an offset to stated interest otherwise includible in income under a U.S. Holder’s regular accounting method. An election to amortize bond premium, once made, generally applies to all taxable debt instruments then held or subsequently acquired by such U.S. Holder, and may not be revoked without the consent of the IRS. If a U.S. Holder does not elect to amortize the premium, that premium will reduce the gain or increase the loss such Holder would otherwise recognize on a sale or other taxable disposition of the Exchangeable Bond.

U.S. Holders should consult their tax advisors regarding the potential application of the OID or amortizable bond premium rules to the Exchangeable Bonds received pursuant to the Offer.

Sale, Exchange, Repurchase or Redemption of Exchangeable Bonds

Subject to the rules described under “—PFIC Considerations” below, upon the sale, exchange, repurchase, or redemption of an Exchangeable Bond (other than an exchange of Exchangeable Bonds for Shares pursuant to the exercise of exchange rights under the Exchangeable Bonds), a U.S. Holder generally will recognize capital gain or loss equal to the difference between the amount realized (generally equal to the amount of cash plus the fair market value of any property received) and the U.S. Holder’s adjusted tax basis in the Exchangeable Bond, provided that any amount attributable to accrued and unpaid interest not previously included in income will be taxable to the U.S. Holder as interest, as described above in “—Interest; Original Issue Discount; Amortizable Bond Premium.” A U.S. Holder’s adjusted tax basis in an Exchangeable Bond will generally equal its initial tax basis in the Exchangeable Bond, (x) increased by any OID that it previously included in income with respect to the Exchangeable Bond, and (y) decreased by any bond premium that it previously amortized with respect to the Exchangeable Bond. Any gain or loss recognized by a U.S. Holder generally will be treated as long-term capital gain or loss if such U.S. Holder has held the Exchangeable Bonds for more than one year at the time of sale, exchange or other disposition. Long-term capital gains of non-corporate U.S. Holders (including individuals) generally are subject to tax at preferential U.S. federal income tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss recognized will generally be treated as U.S. source income or loss for purposes of computing a U.S. Holder’s foreign tax credit for U.S. federal income tax purposes.

Exchange of Exchangeable Bonds for Shares

A U.S. Holder generally will not recognize gain or loss upon exchange of Exchangeable Bonds into Shares, except with respect to any Shares received by a U.S. Holder with respect to accrued and unpaid interest and cash received in lieu of any fractional shares. Shares received with respect to accrued and unpaid interest will be treated as a payment of interest as described above in “—Interest; Original Issue Discount; Amortizable Bond Premium.” Cash received in lieu of fractional Consideration Shares will result in capital gain or loss, measured by the difference between the cash received in lieu of the fractional share and the U.S. Holder’s tax basis in the fractional share.

A U.S. Holder’s tax basis in Shares received upon exchange of an Exchangeable Bond (except for Shares received in respect of accrued and unpaid interest) generally will equal the U.S. Holder’s adjusted basis in the Exchangeable Bond at the time of the exchange. A U.S. Holder’s tax basis in Shares received with respect to accrued and unpaid interest will equal the fair market value of such shares. A U.S. Holder’s holding period for Shares received generally will include the holding period for the Exchangeable Bond exchanged, except that the holding period of Shares received with respect to accrued and unpaid interest will commence on the day after the date of receipt.

PFIC Considerations

In general, under applicable U.S. Treasury Department regulations, a holder of a convertible debt instrument may not make a QEF election that will apply to the debt instrument or the stock into which the debt instrument may be converted. Accordingly, as long as a U.S. Holder owns Exchangeable Bonds, it will not be able to make a QEF election with respect to such Exchangeable Bonds or the Shares for which such Exchangeable Bonds may be exchanged. In addition, a U.S. Holder of Exchangeable Bonds may not be able to make a mark-to-market election with respect to such Exchangeable Bonds or the Shares for which such Exchangeable Bonds may be exchanged. If neither election is made and Transocean is a PFIC in any year during which a U.S. Holder holds Exchangeable Bonds, then any gain recognized by a U.S. Holder upon a sale, exchange or other taxable disposition of an Exchangeable Bond generally will be subject to the adverse PFIC taxation rules described above under “—Taxation of U.S. Holders not Making a Timely QEF Election or Mark-to-Market” as if the gain were from the sale of Shares.

If a U.S. holder of Exchangeable Bonds exchanges Exchangeable Bonds for Shares, the holder may be able to make a QEF election or a mark-to-market election with respect to the shares acquired in the exchange if it first makes a deemed sale election to begin a new holding period for the shares. If such a deemed sale election is made, the U.S. Holder will be deemed to have sold the Shares immediately after the exchange for their fair market value.

Constructive Dividends

U.S. Holders of Exchangeable Bonds may, in certain circumstances, be deemed to have received distributions with respect to Shares if the exchange rate of the Exchangeable Bonds is adjusted and such adjustment has the effect of increasing the interest of U.S. Holders in Transocean’s assets or earnings and profits, including an adjustment in connection with a Fundamental Change or Tax Event Offer to Repurchase. However, adjustments to the exchange rate made pursuant to a bona fide reasonable adjustment formula that has the effect of preventing the dilution of the interest of the Holders of the Exchangeable Bonds generally will not be deemed to result in a constructive distribution. Certain possible adjustments provided in the Exchangeable Bonds, including, without limitation, adjustments in respect of taxable dividends to the Company’s shareholders, will not qualify as being pursuant to a bona fide reasonable adjustment formula but will result in a constructive distribution. In certain circumstances, the failure to adjust (or to adjust adequately) the exchange rate may also result in a constructive distribution to U.S. Holders if as a result of such failure the proportionate interest of U.S. Holders in the assets or earnings and profits of Transocean is increased. Any such constructive distributions generally would be subject to tax in the same manner as actual distributions on Transocean stock, as described above under “—Ownership and Disposition of Consideration Shares—U.S. Holders—Distributions on the Consideration Shares,” even though the U.S. Holder has not received any cash or property as a result of such adjustment. The Company is required to report to the IRS and to holders the amount of such a constructive distribution. Generally, a U.S. Holder’s tax basis in the Exchangeable Bonds will be increased to the extent that any such constructive distribution is treated as a dividend. However, it is unclear whether any such constructive distributions would be eligible for the reduced tax rate applicable to certain dividends paid to non-corporate U.S. Holders. Any such constructive distributions would only be eligible for the reduced tax rate if Transocean is not a PFIC for the taxable year during which the constructive distribution occurs or the immediately preceding taxable year and is eligible for the benefits of a comprehensive income tax treaty with the United States that the IRS has determined is satisfactory and that includes an exchange of information program. Transocean believes that it has not been and will not be a PFIC with respect to any taxable year and that it is currently eligible for the benefits of the income tax treaty between the United States and Switzerland, which has been identified by the IRS as a satisfactory tax treaty and includes an exchange of information program.

Information Reporting Regarding Foreign Financial Assets

Individual U.S. Holders that hold certain “foreign financial assets” (which generally includes stock and other securities issued by a foreign person unless held in an account maintained by a financial institution) that exceed certain thresholds are required to report to the IRS information relating to such assets. Under certain circumstances, an entity may be treated as an individual for purposes of these rules. Significant penalties may apply for failure to satisfy these reporting obligations. Individual U.S. Holders are urged to consult their tax advisors regarding the effect, if any, of these reporting obligations on their investment in the Consideration Shares.

Non-U.S. Holders

Interest on the Exchangeable Bonds

Subject to the discussion under “—Information Reporting and Backup Withholding” below, a Non-U.S. Holder will not be subject to U.S. federal income or withholding tax on interest (including OID, if any) received on the Exchangeable Bonds, unless the interest (or OID) is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States (and, if a tax treaty applies, the interest (or OID) is attributable to a permanent establishment or fixed place of business maintained by such Non-U.S. Holder in the United States).

Except to the extent otherwise provided in an applicable tax treaty, a Non-U.S. Holder generally will be taxed in the same manner as a U.S. Holder on interest (or OID) that is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States. Effectively connected interest (or OID) received by a corporate Non-U.S. Holder may also, in certain circumstances, be subject to an additional branch profits tax at a 30% rate (or, if applicable, a lower treaty rate), subject to certain adjustments.

Sale, Exchange, or Other Taxable Disposition of the Exchangeable Bonds

Subject to the discussion under “—Information Reporting and Backup Withholding” below, a Non-U.S. Holder will not be subject to U.S. federal income or withholding tax on any gain recognized on a sale, exchange, or other taxable disposition of Exchangeable Bonds, unless:

•	the Non-U.S. Holder is an individual present in the United States for 183 days or more during the taxable year in which the gain is recognized and certain other conditions are met; or
•

such gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States (and, if a tax treaty applies, the gain is attributable to a permanent establishment or fixed place of business maintained by the Non-U.S. Holder in the United States).

Except to the extent otherwise provided under an applicable tax treaty, a Non-U.S. Holder generally will be taxed in the same manner as a U.S. Holder on recognized gains that are effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States. Effectively connected gains recognized by a corporate Non-U.S. Holder may also, in certain circumstances, be subject to an additional branch profits tax at a 30% rate (or, if applicable, a lower treaty rate), subject to certain adjustments.

As described above under “Ownership and Disposition of the Exchangeable Bonds—U.S. Holders—Constructive Dividends,” a Holder of Exchangeable Bonds under certain circumstances may be deemed to have received distributions with respect to Shares. Any such constructive distributions generally would be subject to tax in the same manner as actual distributions on Transocean stock, as described above under “—Ownership and Disposition of Consideration Shares—Non-U.S. Holders—Distributions on the Consideration Shares.”

Information Reporting and Backup Withholding

Interest paid with respect to Exchangeable Bonds and proceeds from a sale or other disposition of Exchangeable Bonds received in the United States or through certain U.S.-related financial intermediaries may be subject to information reporting and backup withholding unless the Holder provides proof of an applicable exemption or furnishes its taxpayer identification number and otherwise complies with all applicable requirements under the backup withholding rules. Any amounts withheld under the backup withholding rules are not an additional tax and may be allowed as a refund or credit against the Holder’s U.S. federal income tax liability, provided that the required information is timely furnished to the IRS.

Swiss Taxation

Set out below is a summary of certain Swiss tax matters related to the purchase, holding and disposal of Shares and Exchangeable Bonds. The statements below regarding Swiss taxation are based on the laws in force in Switzerland as of the date of this Prospectus, which may be subject to any changes in law occurring after such date. Such changes could possibly be made on a retroactive basis. The summary does not address foreign tax laws.

The summary is of a general nature and does not purport to be a comprehensive description of all the Swiss tax considerations that may be relevant for a decision to purchase, own or dispose of Shares or Exchangeable Bonds. Shareholders and bondholders who wish to clarify their own tax situation should consult with and rely upon their own tax advisers. Songa Offshore shareholders resident in Switzerland or holding their Songa Shares as part of a Swiss permanent establishment should consult with their own tax advisers regarding the Swiss income tax treatment of the purchase, holding and disposal of Shares and Exchangeable Bonds.

The Exchange of Songa Shares for Consideration

The exchange of Songa Shares for the Consideration is not subject to Swiss Federal withholding tax.

The exchange of Songa Shares for the Consideration may be subject to Swiss securities transfer tax of up to 0.3 per cent. If such transfer tax will be due, it will be borne by the Company.

Holding and Disposal of Shares

Shareholders who are not resident in Switzerland for tax purposes and who, during the respective taxation year, have not engaged in a trade or business carried on through a permanent establishment or fixed place of business situated in Switzerland for tax purposes, and who are not subject to corporate or individual income taxation in Switzerland for any other reason, will not be subject to any Swiss federal, cantonal or communal income tax in connection with the holding or the sale of Shares.

Dividends paid on the Shares, which are not a repayment of the nominal value or of qualifying reserves from capital contributions (Kapitaleinlagereserven) of the Shares, are, with their gross amount, subject to Swiss federal withholding tax (Verrechnungssteuer) at a rate of 35%. The Company is required to withhold the Swiss federal withholding tax from such dividends and remit it to the Swiss Federal Tax Administration. A shareholder may be entitled to a partial refund of the Swiss federal withholding tax on a dividend if the country of his residence for tax purposes has entered into a bilateral treaty for the avoidance of double taxation with Switzerland and the conditions of such treaty are met. Such shareholders should be aware that the procedures for claiming treaty benefits (and the time required for obtaining a refund) might differ from country to country.

A transfer of Shares where a bank or another securities dealer in Switzerland (as defined in the Swiss Federal Stamp Tax Act) acts as an intermediary, or is a party, to the transaction, may be subject to Swiss securities transfer tax (Umsatzabgabe) at an aggregate rate of up to 0.15% of the consideration paid for such Shares.

Holding and Disposal of Exchangeable Bonds

Holders of Exchangeable Bonds who are not resident in Switzerland for tax purposes and who, during the respective taxation year, have not engaged in a trade or business carried on through a permanent establishment or fixed place of business situated in Switzerland for tax purposes, and who are not subject to corporate or individual income taxation in Switzerland for any other reason, will not be subject to any Swiss federal, cantonal or communal income tax in connection with the holding or the sale of Exchangeable Bonds.

Payments on the Exchangeable Bonds are not subject to Swiss federal withholding tax provided that the respective issuer is at all times resident outside Switzerland for Swiss tax purposes and that the proceeds directly or indirectly on-lent to Switzerland do not exceed the equity of TINC.

On November 4, 2015, the Swiss Federal Council announced a mandate to the Swiss Federal Finance Department to form a group of experts tasked with the preparation of a new proposal for a reform of the Swiss federal withholding tax system. The new proposal is expected to include in respect of interest payments the replacement of the existing debtor-based regime by a paying agent-based regime for Swiss federal withholding tax similar to the one published on December 17, 2014 by the Swiss Federal Council and repealed on June 24, 2015 following the negative outcome of the legislative consultation with Swiss official and private bodies. Under such a new paying agent-based regime, if enacted, a paying agent in Switzerland may be required to deduct Swiss federal withholding tax on any payments or any securing of payments of interest in respect of the Exchangeable Bonds for the benefit of the beneficial owner of the payment unless certain procedures are complied with to establish that the owner of the Exchangeable Bonds is not an individual resident in Switzerland.

A transfer of Exchangeable Bonds where a bank or another securities dealer in Switzerland (as defined in the Swiss Federal Stamp Tax Act) acts as an intermediary, or is a party, to the transaction, may be subject to Swiss Securities Transfer Tax (Umsatzabgabe) at an aggregate rate of up to 0.3% of the consideration paid for such Exchangeable Bonds.

Automatic Exchange of Information in Tax Matters

On November 19, 2014, Switzerland signed the Multilateral Competent Authority Agreement. The Multilateral Competent Authority Agreement is based on article 6 of the OECD/Council of Europe administrative assistance convention and is intended to ensure the uniform implementation of Automatic Exchange of Information (the “AEOI”). The Federal Act on the International Automatic Exchange of Information in Tax Matters (the “AEOI Act”) entered into force on January 1, 2017. The AEOI Act is the legal basis for the implementation of the AEOI standard in Switzerland.

The AEOI is being introduced in Switzerland through bilateral agreements or multilateral agreements. The agreements have, and will be, concluded on the basis of guaranteed reciprocity, compliance with the principle of speciality (i.e., the information exchanged may only be used to assess and levy taxes (and for criminal tax proceedings)) and adequate data protection.

Based on such multilateral or bilateral agreements and the implementation of Swiss law, Switzerland will begin to collect data in respect of financial assets, including, as the case may be, Shares or Exchangeable Bonds, held in, and income derived thereon and credited to, accounts or deposits with a paying agent in Switzerland for the benefit of individuals resident in a EU member state or in a treaty state from, depending on the effectiveness date of the agreement, 2017 or 2018, as the case may be, and begin to exchange it from 2018 or 2019.

LEGAL MATTERS

The validity of the Consideration Shares offered hereby will be passed upon by our Swiss counsel, Homburger AG, Zurich, Switzerland. Certain legal matters in connection with the Exchangeable Bonds will be passed upon for us by our outside counsel, King & Spalding LLP. Ogier, Grand Cayman, Cayman Islands will pass upon certain matters relating to Cayman Islands law. Homburger AG, Zurich, Switzerland will pass upon certain matters relating to Swiss law.

EXPERTS

The consolidated financial statements of Transocean Ltd. appearing in Transocean Ltd.’s 2016 Annual Report (Form 10-K) for the year ended December 31, 2016 (including the schedule appearing therein), and the effectiveness of Transocean Ltd.’s internal control over financial reporting as of December 31, 2016 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in its reports thereon, which conclude, among other things, that Transocean Ltd. did not maintain effective internal control over financial reporting as of December 31, 2016, based on Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), because of the effects of the material weakness described therein, included therein, and incorporated herein by reference. Such financial statements have been incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

The Songa Group consolidated financial statements as of and for the year ended December 31, 2016 included in this Prospectus have been so included in reliance on the report of PricewaterhouseCoopers Limited, independent accountants, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

Transocean Ltd.

Transocean files annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy this information at the SEC’s Public Reference Room, 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1‑800‑SEC‑0330 for further information on the operation of the Public Reference Room. The SEC also maintains an internet web site that has reports, proxy statements and other information about Transocean. The address of that site is www.sec.gov. The reports and other information filed by Transocean with the SEC are also available free of charge at Transocean’s website, which is www.deepwater.com. Information on this web site is not part of or incorporated by reference into this Prospectus.

Documents incorporated by reference are available from Transocean, without charge, excluding any exhibits to those documents, unless the exhibit is specifically incorporated by reference into this Prospectus. You may obtain these documents incorporated by reference by requesting them in writing or by telephone from Transocean at the following addresses and telephone numbers:

Transocean Ltd.

Investor Relations

4 Greenway Plaza

Houston, Texas 77046

U.S.A.

Telephone requests may be directed to +1 (713) 232‑7500.

Songa Offshore

Songa Offshore makes its annual and interim reports and other information available on its website www.songaoffshore.com. Information contained in or otherwise accessible through this website is not part of this document.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows Transocean to “incorporate by reference” information into this Prospectus. This means that important information can be disclosed to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this Prospectus, except for any information superseded by information in this Prospectus or in later filed documents incorporated by reference into this Prospectus. This Prospectus incorporates by reference the documents set forth below that Transocean has previously filed with the SEC and any additional documents that Transocean  may file with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act between the date of this Prospectus and the expiration of the Offer Period (other than, in each case, those documents, or the portions of those documents or exhibits thereto, deemed to be furnished and not filed in accordance with SEC rules). These documents contain important information about Transocean and its financial performance:

•	Annual Report on Form 10‑K for the year ended December 31, 2016;
•	Quarterly Report on Form 10‑Q for the quarters ended March 31, 2017, June 30, 2017 and September 30, 2017;
•

Current Reports on Form 8‑K dated February 21, 2017, May 5, 2017, May 12, 2017, May 30, 2017, May 31, 2017, August 15, 2017, September 15, 2017, September 27, 2017, October 4, 2017, October 17, 2017 and December 8, 2017; and

•	The description of Transocean’s share capital contained in Transocean’s Current Report on Form 8‑K12G3 filed with the SEC on December 19, 2008.

INDEX TO FINANCIAL STATEMENTS OF SONGA OFFSHORE SE

Financial Statements (Annual):

Financial Statements (Interim):

Unaudited interim condensed consolidated statement of income for the nine month periods ended 30 September 2017 and 2016	F-84

Unaudited interim condensed consolidated statements of comprehensive income for the nine month periods ended 30 September 2017 and 2016	F-85
Unaudited interim condensed consolidated statement of financial position as of 30 September 2017	F-86
Unaudited interim condensed consolidated statements of changes in equity for the nine month periods ended 30 September 2017 and 2016	F-87
Unaudited interim condensed consolidated cash flow statements for the nine month periods ended 30 September 2017 and 2016	F-88
Notes to the unaudited interim condensed consolidated financial statements	F-89

Independent Auditor’s report

Report of Independent Auditors

To the Board of Directors and Shareholders of Songa Offshore SE

We have audited the accompanying consolidated financial statements of Songa Offshore SE (the “Company”) and its subsidiaries (together with the Company, the “Group”), which comprise the consolidated statements of financial position as of 31 December 2016, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for the year then ended.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with International Financial Reporting Standards as issued by the IASB; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on the consolidated financial statements based on our audits.  We conducted our audits in accordance with auditing standards generally accepted in the United States of America.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements.  The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error.  In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control.  Accordingly, we express no such opinion.  An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.  We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Songa Offshore SE and its subsidiaries as of 31 December 2016, and the results of their operations and their cash flows for the year then ended in accordance with International Financial Reporting Standards as issued by the IASB.

Other matter

The comparative information as at 31 December 2015, and for each of the years ended 31 December 2015 and 2014, has not been audited.

/s/ PricewaterhouseCoopers Limited

Limassol, Cyprus

3 October 2017

Consolidated Statement of Income

For the year ended 31 December	Note	2016	2015	2014
Amounts in USD ‘000			Unaudited	Unaudited
Revenues	8	753,111	513,403	494,752

Operating expenses	9	(243,426)	(151,719)	(217,119)
Reimbursables		(21,300)	(35,146)	(33,196)
General and administrative expenses	9	(38,351)	(44,581)	(48,678)
Other gain and loss	10	—	(866)	799
Depreciation	16	(177,487)	(126,344)	(114,299)
Impairment	17	(144,729)	(521,005)	(64,899)

Finance income	11	4,000	7,318	3,414
Finance expenses	11	(116,560)	(26,045)	(33,546)
Other financial items	11	(62,199)	(47,382)	(43,794)
Profit / (loss) before tax		(46,941)	(432,367)	(56,566)
Income tax expense	12	(40,877)	(37,364)	(97)

Profit/ (loss) for the year		(87,818)	(469,730)	(56,663)

Earnings (loss) per share
Basic and diluted	13	(1.12)	(44.25)	(5.38)

The notes on page 9 to 83 are an integral part of these financial statements.

Consolidated Statement of Comprehensive Income

For the year ended 31 December	Note	2016	2015	2014
Amounts in USD ‘000			Unaudited	Unaudited
Profit/(loss) for the year		(87,818)	(469,730)	(56,663)

Other comprehensive income
Actuarial gain and losses	23	(1,157)	2,061	(13,824)
Tax effect		289	(556)	3,732
Items not potentially re-classifiable to profit and loss		(868)	1,505	(10,092)

Financial derivatives hedging effects - Bond Interest and Currency rate swap		6,066	669	1,764
Currency rate swap – discontinued hedge		(2,277)	—	—
Financial derivatives hedging effects - Loan Interest swap		7,534	(3,576)	(412)
Change in fair value of financial assets		(9,354)	—	—
FX forward discontinued hedge		—	6,275	(6,745)
Tax effect		—	(44)	1,695
Items potentially re-classifiable to profit and loss		1,969	3,324	(3,698)
Total other comprehensive income/(loss)		1,101	4,829	(13,790)

Total comprehensive loss for the year		(86,717)	(464,901)	(70,453)

The notes on page 9 to 83 are an integral part of these financial statements.

Consolidated Statement of Financial Position

For the year ended 31 December	Note	2016	2015
Amounts in USD ‘000			Unaudited
ASSETS
Non-current assets
Rigs, machinery and equipment	16	3,092,292	1,963,647
New-builds	16	—	869,414
Financial assets	5,26	11,500	8,044
Derivative financial instruments	5	3,546	97,129
Deferred tax assets	12	—	16,771
Total non-current assets		3,107,338	2,955,005
Current assets
Trade receivables	15	54,943	34,431
Prepayments		5,358	6,106
Earned revenue		56,515	38,104
Financial assets	26	6,790	37,494
Derivative financial instrument	5	1,494	75
Other assets	18	3,843	10,707
Cash and cash equivalents and other bank balances	14	175,829	168,387
Total current assets		304,771	295,304
Total assets		3,412,109	3,250,309

EQUITY AND LIABILITIES
Capital and reserves
Issued capital	19	38,106	132,762
Share premium	19	792,835	633,868
Capital redemption reserve		106,440	—
Other equity		(177,173)	(193,523)
Total equity		760,207	573,107
Non-current liabilities
Bank loans and other facilities	20	1,733,960	1,516,849
Bond loans	20	246,640	242,964
Convertible bond	20	37,826	116,359
Deferred tax liabilities	12	11,351	—
Derivative financial instruments	5	125,588	251,503
Deferred revenue		115,072	91,273
Other long term liabilities	23	4,054	13,531
Total non-current liabilities		2,274,491	2,232,479
Current liabilities
Current portion of bank loans and other facilities	20	264,977	291,977
Trade payables		14,511	34,712
Tax payable		14,775	3,621
Deferred revenue		22,138	35,927
Derivative financial instruments	5	5,188	—
Other liabilities	21	55,822	78,485
Total current liabilities		377,411	444,722
Total liabilities		2,651,902	2,677,202
Total equity and liabilities		3,412,109	3,250,309

The notes on page 9 to 83 are an integral part of these financial statements.

Consolidated Statement of Changes in Equity

	Share Capital	Share Premium	Capital Redemption Reserve	Other reserves(1)	Post employment benefit reserve	Hedging reserve	Retained earnings(2)	Total equity
Amounts in USD ‘000
Balance as at 1 January 2014 (Unaudited)	123,448	617,825	—	55,096	(10,612)	6,984	287,814	1,080,553
Loss for the year	—	—	—	—	—	—	(56,663)	(56,663)
Other comprehensive income	—	—	—	—	(10,092)	(3,698)	—	(13,790)
Total comprehensive income from the year	—	—	—	—	(10,092)	(3,698)	(56,663)	(70,453)
Issue of share capital	9,314	16,043	—	(1)	—	—	—	25,356
Employee long term incentive program	—	—	—	312	—	—	—	312
Total transactions with owners, recognised directly in equity	9,314	16,043	—	311	—	—	—	25,668
Balance as at 31 December 2014 (Unaudited)	132,762	633,868	—	55,407	(20,704)	3,286	231,151	1,035,768

Balance as at 1 January 2015 (Unaudited)	132,762	633,868	—	55,407	(20,704)	3,286	231,151	1,035,768
Loss for the year	—	—	—	—	—	—	(469,730)	(469,730)
Other comprehensive income	—	—	—	—	1,505	3,324	—	4,829
Total comprehensive income from the year	—	—	—	—	1,505	3,324	(469,730)	(464,901)
Employee long term incentive program	—	—	—	2,239	—	—	—	2,239
Total transactions with owners, recognised directly in equity	—	—	—	2,239	—	—	—	2,239
Balance as at 31 December 2015 (Unaudited)	132,762	633,868	—	57,646	(19,199)	6,610	(238,579)	573,107

Balance as at 1 January 2016	132,762	633,868	—	57,646	(19,199)	6,610	(238,579)	573,107
Loss for the year	—	—	—	—	—	—	(87,818)	(87,818)
Other comprehensive income	—	—	—	(9,354)	(868)	11,322	—	1,101
Total comprehensive income from the year	—	—	—	(9,354)	(868)	11,322	(87,818)	(86,717)
Issue of share capital	11,784	158,967	—	102,496	—	—	—	273,818
Reduction of share capital nominal value	(106,440)	—	106,440	—	—	—	—	—
Employee long term incentive program	—	—	—	570	—	—	—	—
Total transactions with owners, recognised directly in equity	(94,656)	158,967	106,440	103,066	—	—	—	273,818
Balance as at 31 December 2016	38,106	792,835	106,440	151,358	(20,067)	17,932	(326,397)	760,207

•     Other reserves include the year-end balance of USD 18.7 million (2015: USD 18.1 million; 2014: USD 15.9 million) of equity settled share based payment reserve, USD 128.3 million (2015: USD 39.5 million; 2014: USD 39.5 million) of reserve that arose from the issuance of convertible bond (as detailed in Note 20), (USD 9.4 million) which arose from the fair value re-measurement of the financial asset and has been accordingly reflected in the other comprehensive income and also USD 13.7 million arising from the conversion into shares as a result of the Group’s financial restructuring (as detailed in Note 20).

•     This is the only distributable reserve.

The notes on page 9 to 83 are an integral part of these financial statements.

Consolidated Statement of Cash Flows

For the year ended 31 December	Note	2016	2015	2014
Amounts in USD ‘000			Unaudited	Unaudited
Cash flows from operating activities:
Profit/(loss) before tax		(46,941)	(432,367)	(56,566)

Adjustment for:
Depreciation	16	177,487	126,344	114,299
Cost of option plans		—	—	302
Impairment	17	144,729	521,005	64,899
Finance income	11	(4,000)	(7,318)	—
Finance costs	11	116,560	26,045	33,546
Other financial items	11	62,199	47,382	43,794
Other gain and loss	10	—	866	(799)
Movements in working capital:
Change in receivables		(47,028)	(2,861)	36,846
Change in payables		(20,201)	21,288	(11,742)
Change in other liabilities		(3,175)	10,921	(75,498)
(Increase)/ Decrease in restricted cash balances		44,113	(53,608)	6,704
Cash generated from operations		423,743	257,697	155,786

Taxes paid		(642)	(1,586)	(4,779)
Interest paid		(91,612)	(86,905)	(57,740)
Financing fees paid		(9,327)	(6,396)	(41,328)
Interest income received		33	224	—
Cash effect from other financial items		(4,530)	(18,714)	(10,274)
Cash effect from other gain and loss		—	—	699
Net cash generated from operating activities		317,664	144,320	42,364

Cash flows from investing activities:
Purchase of property, plant and equipment		(595,457)	(1,649,277)	(237,821)
Proceeds from the sale of property plant and equipment		—	—	112,500
Investment in other companies net of cash acquired		—	—	(1,000)
Net cash used in investing activities		(595,457)	(1,649,277)	(126,321)

Cash flows from financing activities:
Proceeds from share issue		25,000	—	25,495
Proceeds from issue of bonds and new bank loan raised		550,000	1,690,000	103,662
Share issuance transaction cost		(3,171)	—	(79)
Proceeds from issue of convertible bond		125,000	—	—
Convertible bond transaction costs		(75)	—	—
Repayment of bonds and bank loans		(367,281)	(316,298)	(242,130)
Net cash generated from/(used in) financing activities		329,473	1,373,702	(113,052)

Net increase/ (decrease) in cash and cash equivalents		51,681	(131,255)	(197,008)
Cash and cash equivalents at the beginning of the year		96,045	227,300	424,308
Cash and cash equivalents at the end of the year	14	147,726	96,045	227,300

Non-cash transactions:

See note 19 and 20 for the effect of the non-cash transactions upon the Group’s debt restructuring.

The notes on page 9 to 83 are an integral part of these financial statements.

Notes to the Consolidated Financial Statements

1.General information

Songa Offshore SE is a public limited liability company, subject to the Cyprus Companies Law, Cap. 113. The address of its registered office is: Porto Bello building, Office 201, No 1 Siafi Street, 3042, Limassol. The Company’s shares are listed on the Oslo Stock Exchange since 26 January 2006 (Ticker: “SONG”).

Songa Offshore SE (“the Company”) and its subsidiaries (together, “the Group”) are engaged in the construction, owning and operation of drilling rigs to be used in exploration and production drilling.

At year end, and following the delivery of Songa Equinox, Songa Endurance, Songa Encourage and Songa Enabler, the Group owns seven semi-submersible rigs. Songa Equinox, Songa Endurance, Songa Encourage and Songa Enabler are operating on the Norwegian Continental Shelf (NCS) on long term contracts with Statoils. Songa Trym completed its contract with Statoil in 2015, while Songa Dee and Songa Delta completed their contracts with Statoil in September and November 2016 respectively. The three rigs are stacked close to Bergen, Norway, while marketed for new work. Songa Mercur and Songa Venus, both owned 100% by the Opus Offshore Group, are managed  through an arrangement established with Opus Offshore Group which resulted in an available for sale financial asset that was fully impaired as of 31 December 2017. Songa Offshore’s vision is to be the preferred International Midwater Drilling Contractor with a strong presence in the harsh environment North Atlantic basin.

The Group is headquartered in Limassol, Cyprus, and the rig operations are managed in Stavanger, Norway.

These Group consolidated financial statements were authorized for issue by the Board of Directors on 3 October 2017.

2.Adoption of new and revised Standards

A.New and amended standards and interpretations adopted by the Group

The Group adopted all the new and revised International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (“IASB”) that are relevant to its operations and are effective for accounting periods beginning on 1 January 2016. This adoption did not have a material effect on the accounting policies of the Group.

•

Clarification of Acceptable Methods of Depreciation and Amortisation - Amendments to IAS 16 and IAS 38 (effective for the periods beginning on or after 1 January 2016). In this amendment, the IASB has clarified that the use of revenue-based methods to calculate the depreciation of an asset is not appropriate because revenue generated by an activity that includes the use of an asset generally reflects factors other than the consumption of the economic benefits embodied in the asset.

•

Accounting for acquisitions of Interests in Joint Operations – Amendments to IFRS 11 (effective for the periods beginning on or after 1 January 2016). This amendment adds new guidance on how to account for the acquisition of an interest in a joint operation that constitutes a business.

Notes to the Consolidated Financial Statements

•

Annual Improvements to IFRSs 2012-2014 cycle (effective for annual periods beginning on or after 1 January 2016). The amendments impact 4 standards. IFRS 5 was amended to clarify that change in the manner of disposal (reclassification from “held for sale” to “held for distribution” or vice versa) does not constitute a change to a plan of sale ore distribution, and does not have to be accounted for as such. The amendment to IFRS 7 adds guidance to help management determine whether the terms of an arrangement to service a financial asset which has been transferred constitute continuing involvement, for the purposes of disclosures required by IFRS 7. The amendment also clarifies that the offsetting disclosures of IFRS 7 are not specifically required for all interim periods, unless required by IAS 34.

The amendment to IAS 19 clarifies that for post-employment benefit obligations, the decisions regarding discount rate, existence of deep market in high-quality corporate bonds, or which government bonds to use as a basis, should be based on the currency that the liabilities are denominated in, and not the country where they arise.

IAS 34 will require a cross reference from the interim financial statements to the location of “information disclosed elsewhere in the interim financial report”.

•

Disclosure Initiative Amendments to IAS 1 (effective for annual periods on or after 1 January 2016). The Standard was amended to clarify the concept of materiality and explains that an entity need not provide a specific disclosure required by an IFRS if the information resulting from that disclosure is not material, even if the IFRS contains a list of specific requirements or describes them as minimum requirements. The Standard also provides new guidance on subtotals in financial statements, in particular, such subtotals (a) should be comprised of line items made up of amounts recognised and measured in accordance with IFRS; (b) be presented and labelled in a manner that makes the line items that constitute the subtotal clear and understandable; (c) be consistent from period to period; and (d) not be displayed with more prominence than the subtotals and totals required by IFRS standards.

B.New and amended standards and interpretations not yet adopted

At the date of approval of these financial statements a number of new standards and amendments to standards and interpretations are effective for annual periods beginning after 1 January 2016, and have not been applied in preparing these consolidated financial statements.

New and revised IFRS as issued by the IASB that are relevant to its operations and are effective for accounting periods after 1 January 2016.

•	IFRS 15, Revenue from Contracts with Customers (effective for the periods beginning on or after 1 January 2018).

o

The new standard introduces the core principle that revenue must be recognised when the goods or services are transferred to the customer, at the transaction price. Any bundled goods or services that are

Notes to the Consolidated Financial Statements

distinct must be separately recognised, and any discounts or rebates on the contract price must generally be allocated to the separate elements. When the consideration varies for any reason, minimum amounts must be recognised if they are not at significant risk of reversal. Costs incurred to secure contracts with customers have to be capitalised and amortised over the period when the benefits of the contract are consumed.

The Group is currently assessing the impact of this standard on its financial statements.

•	IFRS 9 “Financial Instruments: Classification and Measurement” (and effective for annual periods beginning on or after 1 January 2018). Key features of the new standard are:

o    Financial assets are required to be classified into three measurement categories: those to be measured subsequently at amortised cost, those to be measured subsequently at fair value through other comprehensive income (FVOCI) and those to be measured subsequently at fair value through profit or loss (FVPL).

o    Classification for debt instruments is driven by the entity’s business model for managing the financial assets and whether the contractual cash flows represent solely payments of principal and interest (SPPI). If a debt instrument is held to collect, it may be carried at amortised cost if it also meets the SPPI requirement. Debt instruments that meet the SPPI requirement that are held in a portfolio where an entity both holds to collect assets’ cash flows and sells assets may be classified as FVOCI.  Financial assets that do not contain cash flows that are SPPI must be measured at FVPL (for example, derivatives). Embedded derivatives are no longer separated from financial assets but will be included in assessing the SPPI condition.

o    Investments in equity instruments are always measured at fair value. However, management can make an irrevocable election to present changes in fair value in other comprehensive income, provided the instrument is not held for trading. If the equity instrument is held for trading, changes in fair value are presented in profit or loss.

o     Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward unchanged to IFRS 9. The key change is that an entity will be required to present the effects of changes in own credit risk of financial liabilities designated at fair value through profit or loss in other comprehensive income.

o

The accounting for modification of financial liabilities was amended. The key change is that when a financial liability measured at amortised cost is modified without this resulting in derecognition, a gain or loss should be recognised in profit or loss. The gain or loss is calculated as the difference between the original contractual cash flows and the modified cash flows discounted at the original effective interest rate.

Notes to the Consolidated Financial Statements

o

IFRS 9 introduces a new model for the recognition of impairment losses – the expected credit losses (ECL) model. There is a ‘three stage’ approach which is based on the change in credit quality of financial assets since initial recognition. In practice, the new rules mean that entities will have to record an immediate loss equal to the 12-month ECL on initial recognition of financial assets that are not credit impaired (or lifetime ECL for trade receivables). Where there has been a significant increase in credit risk, impairment is measured using lifetime ECL rather than 12-month ECL. The model includes operational simplifications for lease and trade receivables.

o

Hedge accounting requirements were amended to align accounting more closely with risk management. The standard provides entities with an accounting policy choice between applying the hedge accounting requirements of IFRS 9 and continuing to apply IAS 39 to all hedges because the standard currently does not address accounting for macro hedging.

The Group is currently assessing the impact of this standard on its financial statements.

•

IFRS 16 “Leases” (effective for annual periods beginning on or after 1 January 2019). The new standard sets out the principles for the recognition, measurement, presentation and disclosure of leases. All leases result in the lessee obtaining the right to use an asset at the start of the lease and, if lease payments are made over time, also obtaining financing. Accordingly, IFRS 16 eliminates the classification of leases as either operating leases or finance leases as is required by IAS 17 and, instead, introduces a single lessee accounting model.

Lessees will be required to recognise: (a) assets and liabilities for all leases with a term of more than 12 months, unless the underlying asset is of low value; and (b) depreciation of lease assets separately from interest on lease liabilities in the income statement. IFRS 16 substantially carries forward the lessor accounting requirements in IAS 17. Accordingly, a lessor continues to classify its leases as operating leases or finance leases, and to account for those two types of leases differently.

The Group is currently assessing the impact of this standard financial statements.

•

Recognition of Deferred Tax Assets for Unrealised Losses - Amendments to IAS 12 (effective for annual periods beginning on or after 1 January 2017). The amendment has clarified the requirements on recognition of deferred tax assets for unrealised losses on debt instruments. The entity will have to recognise deferred tax asset for unrealised losses that arise as a result of discounting cash flows of debt instruments at market interest rates, even if it expects to hold the instrument to maturity and no tax will be payable upon collecting the principal amount. The economic benefit embodied in the deferred tax asset arises from the ability of the holder of the debt instrument to achieve future gains (unwinding of the effects of discounting) without paying taxes on those gains.

Notes to the Consolidated Financial Statements

The Group is currently assessing the impact of the above amendments on its financial statements.

•

Disclosure Initiative - Amendments to IAS 7 (effective for annual periods beginning on or after 1 January 2017). The amended IAS 7 will require disclosure of a reconciliation of movements in liabilities arising from financing activities.

The Group is currently assessing the impact of the above amendments on its financial statements.

•

Sale or Contribution of Assets between an Investor and its Associate or Joint Venture - Amendments to IFRS 10 and IAS 28 (effective for annual periods beginning on or after a date to be determined by the IASB). These amendments address an inconsistency between the requirements in IFRS 10 and those in IAS 28 in dealing with the sale or contribution of assets between an investor and its associate or joint venture. The main consequence of the amendments is that a full gain or loss is recognised when a transaction involves a business. A partial gain or loss is recognised when a transaction involves assets that do not constitute a business, even if these assets are held by a subsidiary.

The Group is currently assessing the impact of the above amendments on its financial statements.

•

Amendments to IFRS 2, Share-based Payment (effective for annual periods beginning on or after 1 January 2018). The amendments mean that non-market performance vesting conditions will impact measurement of cash-settled share-based payment transactions in the same manner as equity-settled awards. The amendments also clarify classification of a transaction with a net settlement feature in which the entity withholds a specified portion of the equity instruments, that would otherwise be issued to the counterparty upon exercise (or vesting), in return for settling the counterparty’s tax obligation that is associated with the share-based payment. Such arrangements will be classified as equity-settled in their entirety. Finally, the amendments also clarify accounting for cash-settled share based payments that are modified to become equity-settled, as follows (a) the share-based payment is measured by reference to the modification-date fair value of the equity instruments granted as a result of the modification; (b) the liability is derecognised upon the modification, (c) the equity-settled share-based payment is recognised to the extent that the services have been rendered up to the modification date, and (d) the difference between the carrying amount of the liability as at the modification date and the amount recognised in equity at the same date is recorded in profit or loss immediately.

The Group is currently assessing the impact of the above amendments on its financial statements.

•

IFRIC 22 - Foreign Currency Transactions and Advance Consideration (effective for annual periods beginning on or after 1 January 2018). The interpretation addresses how to determine the date of the transaction for the purpose of determining the exchange rate to use on initial recognition of the related asset, expense or income (or part thereof) on the derecognition of a non-monetary asset or non-monetary liability arising from an advance consideration in a foreign currency. Under IAS 21, the date of the transaction for the purpose of determining the exchange rate to use on initial recognition of the related asset, expense or income (or part thereof) is the date on which an entity initially recognises the non-monetary asset or

Notes to the Consolidated Financial Statements

non-monetary liability arising from the advance consideration. If there are multiple payments or receipts in advance, then the entity must determine the date of the transaction for each payment or receipt of advance consideration. IFRIC 22 only applies in circumstances in which an entity recognises a non-monetary asset or non-monetary liability arising from an advance consideration. IFRIC 22 does not provide application guidance on the definition of monetary and non-monetary items. An advance payment or receipt of consideration generally gives rise to the recognition of a non-monetary asset or non-monetary liability, however, it may also give rise to a monetary asset or liability. An entity may need to apply judgment in determining whether an item is monetary or non-monetary.

The Group is currently assessing the impact of this standard on its financial statements.

•

Annual Improvements to IFRSs 2014-2016 cycle (effective for annual periods beginning on or after 1 January 2017 for amendments to IFRS 12, and on or after 1 January 2018 for amendments to IFRS 1 and IAS 28).

The improvements impact three standards. The amendments clarify the scope of the disclosure requirements in IFRS 12 by specifying that the disclosure requirements in IFRS 12, other than those relating to summarised financial information for subsidiaries, joint ventures and associates, apply to an entity’s interests in other entities that are classified as held for sale or discontinued operations in accordance with IFRS 5. IFRS 1 was amended and some of the short-term exemptions from IFRSs in respect of disclosures about financial instruments, employee benefits and investment entities were removed, after those short-term exemptions have served their intended purpose. The amendments to IAS 28 clarify that an entity has an investment-by-investment choice for measuring investees at fair value in accordance with IAS 28 by a venture capital organisation, or a mutual fund, unit trust or similar entities including investment linked insurance funds. Additionally, an entity that is not an investment entity may have an associate or joint venture that is an investment entity. IAS 28 permits such an entity to retain the fair value measurements used by that investment entity associate or joint venture when applying the equity method. The amendments clarify that this choice is also available on an investment-by-investment basis.

The Group is currently assessing the impact of the above amendments on its financial statements.

•

Amendments to IFRS 15, Revenue from Contracts with Customers (issued on 12 April 2016 and effective for annual periods beginning on or after 1 January 2018). The amendments do not change the underlying principles of the Standard but clarify how those principles should be applied. The amendments clarify how to identify a performance obligation (the promise to transfer a good or a service to a customer) in a contract; how to determine whether a company is a principal (the provider of a good or service) or an agent (responsible for arranging for the good or service to be provided); and how to determine whether the revenue from granting a licence should be recognised at a point in time or over time.  In addition to the clarifications, the amendments include two additional reliefs to reduce cost and complexity for a company when it first applies the new Standard.

Notes to the Consolidated Financial Statements

The Group is currently assessing the impact of the above amendments on its financial statements.

•

IFRIC 23 “Uncertainty over Income Tax Treatments” (effective for annual periods beginning on or after 1 January 2019). IAS 12 specifies how to account for current and deferred tax, but not how to reflect the effects of uncertainty. The interpretation clarifies how to apply the recognition and measurement requirements in IAS 12 when there is uncertainty over income tax treatments. An entity should determine whether to consider each uncertain tax treatment separately or together with one or more other uncertain tax treatments based on which approach better predicts the resolution of the uncertainty. An entity should assume that a taxation authority will examine amounts it has a right to examine and have full knowledge of all related information when making those examinations. If an entity concludes it is not probable that the taxation authority will accept an uncertain tax treatment, the effect of uncertainty will be reflected in determining the related taxable profit or loss, tax bases, unused tax losses, unused tax credits or tax rates, by using either the most likely amount or the expected value, depending on which method the entity expects to better predict the resolution of the uncertainty. An entity will reflect the effect of a change in facts and circumstances or of new information that affects the judgments or estimates required by the interpretation as a change in accounting estimate. Examples of changes in facts and circumstances or new information that can result in the reassessment of a judgment or estimate include, but are not limited to, examinations or actions by a taxation authority, changes in rules established by a taxation authority or the expiry of a taxation authority’s right to examine or re-examine a tax treatment. The absence of agreement or disagreement by a taxation authority with a tax treatment, in isolation, is unlikely to constitute a change in facts and circumstances or new information that affects the judgments and estimates required by the Interpretation.

The Group is currently assessing the impact of this standard on its financial statements.

There are no other IFRSs or IFRIC Interpretations that are not yet effective that would be expected to have a material impact on the Group.

3.Significant accounting policies

A.Basis of preparation

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

The consolidated financial statements of the Group have been prepared in accordance with IFRS as issued by the IASB. The consolidated financial statements are presented in US dollars (USD), and all values are presented in thousands of USD unless otherwise stated.

The consolidated financial statements have been prepared under the historical cost convention, except for:

o    Available-for-sale financial assets measured at fair value (Note 26);

Notes to the Consolidated Financial Statements

o    Derivative financial instruments stated at fair value (Note 5);

o    Liabilities for cash-settled share-based payment arrangements measured at fair value (Note 22).

The consolidated financial statements have been prepared on a going concern basis.

Restatement

The Company has restated its consolidated financial statements as of and for the year ended 31 December 2016 to reflect a deferred tax asset write off of USD 19.8 million, the recognition of a deferred tax liability of USD 11.3 million and tax payable of USD 9.8 million. These were triggered by recent developments in the Company's legal case regarding the Norwegian exit tax assessment.

In May 2009, the Company moved its head offices from Norway to Cyprus. According to the Norwegian Tax Act Section 10-71 prevailing in 2009, a company that emigrates and ceases to be tax resident in Norway is subject to exit tax.

On 2 March 2011, ESA sent a "reasoned opinion" to the Norwegian Ministry of Finance for failing to comply with its obligations under Articles 31, 34 and 40 of the Agreement on the European Economic Area by imposing immediate taxation on companies that transfer their seat or assets and liabilities to another EEA State and on the shareholders of such companies and for breach of the SE regulation.

On the 25 November 2014 the tax office delivered its exit tax decision in this case and found that the exit as such was regulated by the Tax Act section 10-71 and further that section 9-14 was inapplicable. The tax office increased the taxable income of the Company by NOK 1.8 billion and the tax office has set off the increased income directly against the carry forward of losses. Further the tax office did not refer the exit tax to the gain/loss account. Administratively the decision was final, and there was no further latent exit tax. The Company challenged this matter.

On 6 and 7 December 2016, the case was heard before the Oslo District Court, and on 16 January 2017, the Company received the judgement from the Oslo District Court in favour of the State. The court believed that a situation where a company moves the company and rigs out of Norway, and a situation where a company moves out rigs, are two different situations, and not in breach of the European Economic Area (EEA)-agreement. Furthermore, the Court held that the exit tax was not disproportionate. As a consequence, the NOK 1.8 billion increase of the Company's taxable profit for the financial year ended 31 December 2009 remained unchanged. For the financial years ended 31 December 2009-2015, the judgment did not result in any payable tax.

The Company assessed the legal opinions obtained in respect to the above case and as a result appealed the case. As the Company was of the opinion that it was more likely than not that it would win the case, the Company kept the tax asset of approximately USD 41 million in the 2016 financial statements which were issued in April 2017. However, reassessing the case in September 2017, the deferred tax asset of USD 19.8 million has been

Notes to the Consolidated Financial Statements

written off and the Company recognised a deferred tax liability of USD 11.3 million and tax payable of USD 9.8 million.

This restatement resulted in an increase in net loss of USD 40.9 million.

The impact of the restatement as of and for the year ended 31 December 2016 is summarised below:

Consolidated statement of income

	Year Ended 31 December 2016
	As Reported in the financial statements issued in April 2017	Adjustment	As Restated
Amounts in USD ‘000
Income tax expense	87	(40,964)	(40,877)
Net Loss	(46,854)	(40,964)	(87,818)

Basic and diluted earnings (loss) per share	(0.60)	(0.52)	(1.12)

Consolidated statement of financial position

	Year Ended 31 December 2016
	As Reported in the financial statements issued in April 2017	Adjustment	As Restated
Amounts in USD ‘000
Deferred tax assets	19,810	(19,810)	—
Deferred tax liability	—	11,351	11,351
Other equity	(136,209)	(40,964)	(177,173)
Tax payable	4,972	9,803	14,775

Total assets	3,431,919	(19,810)	3,412,109
Total liabilities	2,630,748	21,154	2,651,902
Total equity	801,172	(40,965)	760,207

B.Basis of consolidation

The consolidated financial statements include the financial statements of the Company and its entities (including special purpose entities) over which the Group has control. A list of the Company’s main subsidiary companies is presented in Note 7 to the financial statements. The Group is considered to control an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and also has the ability to affect those returns through its power over the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group and are deconsolidated from the date control ceases.

Notes to the Consolidated Financial Statements

Where necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with those used by other members of the Group. All intra-group transactions, balances, income and expenses and unrealised gains on transactions are eliminated in full on consolidation. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset.

C.Business combinations

Acquisitions are accounted for using the purchase method. The cost of the business combination is measured as the aggregate of the fair values (at the date of exchange) of assets given, liabilities incurred or assumed, and equity instruments issued by the Group in exchange for control of the acquire. Any costs directly attributable to the business combination are expensed.

The acquiree’s identifiable assets, liabilities and contingent liabilities that meet the conditions for recognition under IFRS 3 “Business combinations” are recognised at their fair values at the acquisition date.

For acquisitions not meeting the definition of a business, the Group allocates the cost between the individual identifiable asset and liabilities in the Group bases on their relative fair values at the date of acquisition. Such transactions or events do not give rise to goodwill.

D.Opus arrangement

The Opus arrangement for which the Group’s interest constitutes a contractual right to receive its share of all accounting profits of the arrangement is accounted for as available-for-sale financial assets in accordance with accounting policy in Note 3T.

E.Revenue recognition

Revenue comprises the fair value of the consideration received or receivable for the sale of services in the ordinary course of the Group’s activities. Revenue is shown net of value-added tax, returns, rebates and discounts and after eliminating sales within the Group.

The Group recognises revenue when the amount of revenue can be reliably measured, it is probable that future economic benefits will flow to the entity and specific criteria have been met for each of the group’s activities as described below.

Revenue derived from drilling contracts or other service contracts is recognised in the period that the services are rendered, at the applicable rates in each specific contract.

In connection with drilling contracts, the Group may receive lump sum fees for the mobilization of equipment and personnel. Mobilization fees received and costs incurred to mobilize a drilling unit are recognised gross in the profit or loss (operating revenue and operating expense) on a straight line basis over the firm contract term of the related drilling contract.

Notes to the Consolidated Financial Statements

Certain contracts include a contribution or fee from the client payable at the start of the contract to cover specific or general upgrades or equipment.

The contribution or fee is recognised as revenue (other income) on a straight line basis over the firm contract period. These contracts might also include day rates from the client during the period the upgrades are carried out. Such day rates are recognised as revenue during the period the upgrades carried out, in accordance with the contract terms.

F.Reimbursed expenses

Reimbursed expenses are expenses whereby the Group, according to the relevant provisions of client contracts, assumes the risk and pay for the expenses, and then recharge these expenses to clients in accordance with the relevant provisions of the contracts.

Amounts recharged to clients as described above are presented gross, as reimbursable revenue and reimbursable expenses.

G.Foreign currency

Transactions in foreign currencies are translated to the respective functional currencies of the entities within the Group at the exchange rates at the dates of the transactions. All entities within the Group have USD as functional currency, and the Group has USD as presentation currency.

Foreign currency transactions are translated into the functional currency using the exchange rates at the dates of the transactions and on the date of valuation of items.

Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at year end exchange rates are generally recognised in profit or loss. They are deferred in equity if they relate to qualifying cash flow hedges.

Foreign exchange gains and losses that relate to borrowings are presented in the statement of income, within other financial items.

H.Retirement plans

The Group has various pension schemes in place. The schemes are generally funded through payments to insurance companies or investment houses.

A defined contribution plan is a pension plan under which the Group pays contributions into an insurance company, investment house or state organized fund. The Group has no legal or constructive obligations to pay

Notes to the Consolidated Financial Statements

further contributions once contributions have been paid. The contributions are recognised as employees expense when they are due.

A defined benefit plan is a plan which typically defines an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, year of service and compensation.

The liability recognised in the balance sheet in respect of defined benefit pension plans is the present value of the defined benefit obligation at the balance sheet date less the fair value of plan assets, together with adjustments for actuarial gains or losses and past service costs. The defined benefit obligation is calculated annually by independent actuaries. The net interest cost is calculated by applying the discount rate to the net balance of the defined benefit obligation and the fair value of plan assets. This cost is included in employee benefit expense in the consolidated statement of income.

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited in other comprehensive income in the period in which they arise. Remeasurements of net defined liability/ (asset) recognised in other comprehensive income are not reclassified to profit or loss in subsequent periods.

Past service cost is the change in the present value of the defined benefit obligation resulting from a plan amendment or curtailment. The Group shall recognises past service cost as an expense at the earlier of: a) when the plan is amendment or curtailment occurs; and b) when the Group recognises related restructuring costs or termination benefits. A plan  amendment occurs when the Group introduces, withdraws, a defined benefit plan or changes the benefits payable under an existing defined benefit plan.

I.Share-based compensation

At year end the Group operates a cash-settled share-based compensation plan and an equity settled plan for management and key employees.

The cash settled share based compensation is in the form of synthetic options, or so called Stock Appreciation Rights (SAR), meaning that the employee will not be given the right to subscribe for shares as such, but will be entitled to receive, in cash, the difference between the exercise price and the share price multiplied with the number of synthetic options exercised. Each synthetic share option converts into the value of one ordinary share of Songa Offshore SE on exercise. No amounts are paid or payable by the recipient on receipt of the SAR. The SARs carry neither rights to dividends nor voting rights. The SARs are valued at fair value for each reporting period end. The SARs that are fully vested are recognised at fair value in the statement of Financial Position, but for SARs not fully vested, only the portion which has been vested (using linear model) is recognised in the balance sheet at fair value.

Any changes in the fair value of the liability are recognised as personnel expenses within general and administrative expenses in profit or loss. Further details on how the fair value of the SARs has been determined are disclosed in Note 22 to the financial statements.

Notes to the Consolidated Financial Statements

The equity settled plan (Long Term Incentive Plan, or “LTIP”) is in the form of restricted share units (RSU). Each RSU gives the right to receive one share up on vesting. The fair value of each RSU is calculated when the RSU is awarded to each employee and recognised on a straight line basis over the vesting period.

Where the terms of an equity-settled award are modified, the minimum expense recognised is the expense as if the terms had not been modified. An additional expense is recognised for any modification to the extent that the modification increases the total fair value of the share-based payment arrangement, or is otherwise beneficial to the share based payment recipient as measured at the date of modification.

Social security contributions payable in connection with an option granted are considered an integral part of the grant itself and the shares are treated as cash-settled transactions.

J.Taxation

Songa Offshore SE is a Cyprus company and is currently required to pay 12.5 % corporate income tax on net taxable profit attributable to Cyprus. The Group has activities in various tax jurisdictions and recognises taxes based on the Group’s assessment of its taxable position in that tax jurisdiction. Significant judgement is involved in determining the Group’s corporate income tax. If the estimated tax position is assessed to be more likely than not, an estimated tax liability is recognised.

Income tax expense relates to current and deferred tax. Income tax expense is recognised in profit or loss except to the extent that it relates to items recognised in other comprehensive income or directly in equity, in which case it is recognised in the consolidated statement of comprehensive income or directly in equity respectively.

Current tax is the estimated tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years. Management periodically evaluates position taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. Management establishes provisions, where appropriate, on the basis of amounts expected to be paid to the tax authorities. Deferred tax is recognised on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax basis used in the computation of taxable profit, and is accounted for using the balance sheet liability method.

Deferred tax liabilities are generally recognised for all taxable temporary differences, and deferred tax assets are generally recognised for all deductible temporary differences to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilised.

Such assets and liabilities are not recognised if the temporary difference arises from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Notes to the Consolidated Financial Statements

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset realised, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date. The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Group expects, at the reporting date, to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Group intends to settle its current tax assets and liabilities on a net basis or to realise the asset and settled the liability simultaneously.

K.Rigs, machinery and equipment

Rigs, machinery and equipment are recognised at cost less accumulated depreciation and impairment losses.

Subsequent costs are capitalised when it is probable that they will give rise to future economic benefits. Other costs are recognised in the profit or loss as incurred.

Depreciation is charged in the profit or loss on a straight-line basis over the estimated useful life of each component of property, plant and equipment. Changes in the components’ useful life is accounted for prospectively as a change in accounting estimate. The estimated useful lives, residual values and decommissioning costs are reviewed at each financial year-end.

No decommissioning costs have been recorded to date, and the presence of any obligations is reviewed at each financial year-end. There is no decommissioning liability on the drilling rigs as there is no legal or constructive obligation to dismantle or restore the assets. In practice, assets of this nature are rebuilt, when no longer useful; laid up in dry dock or scrapped.

For a standard vessel, specialised demobilising yards pay for a vessel to be scrapped per light displacement tonne (ldt) of the vessel. Any changes to the above are accounted for prospectively as a change in accounting estimates.

The estimated useful lives of the rigs, machinery and equipment are as follows:

•	Rigs, primary portion: 30 years
•	Rigs, other components: 2.5 to 30 years
•	SPS: 5 years
•	IS: 2.5 years

Notes to the Consolidated Financial Statements

•	Fixtures: 3 to 10 years

Where components of an item of property, plant and equipment have different useful lives, each component’s depreciation is calculated separately.

The most common method to estimate residual values for ships is to use the scrap price which is publicly noted by brokers in USD per light displacement tonne (ldt) of a complete vessel with all normal machinery and equipment on board. Drilling rigs are more complicated to scrap than ships and have less metal and scrapable/recoverable material due to their construction, design and nature.

The useful lives of the assets are reviewed by management at each year-end. Costs for Special Periodic Surveys (SPS) and Intermediate Surveys (IS) on offshore units required by regulatory bodies are capitalised and amortised over the anticipated period between surveys, generally five years for SPSs and two and half years for intermediate surveys. Other maintenance and repair costs are expensed as incurred.

The assets’ carrying amount is written down to its recoverable amount as detailed in part M.

The price that could be recovered from scrapping of drilling rigs is estimated to approximate the cost of extracting this scrap metal. Therefore, no residual value is recorded given the assumption that if the assets were disposed at the end of their useful life given their expected age and condition no material amount would be recovered.

In connection with the Group’s purchase of a rig, the Group may agree with the sellers that the parties agree to share the risk of the uncertainties through a contingent payment as the value of the asset is uncertain. In such instances the seller has no future performance obligations. The contingent payment is recognised by the Group as a financial liability established by contract in accordance with IAS 32/39.

The re-measurement of the financial liability for the contingent price is included in the cost of the rig, when the re-measurement of the contingent amount is considered to relate to the condition of the asset that existed at the purchase date. The contingency is specific to the asset, and the amount payable does not include effects of changes relating to the subsequent performance of asset.

L.New-builds

The carrying value of rigs under construction (New-builds) includes payments for yard instalments, equipment, project supervision and project management, directly attributable borrowing costs, and any other directly attributable costs to bring the asset to a working condition for its intended use.

Depreciation is commenced once the rig has been completed, commissioned and is ready for its intended use.

Notes to the Consolidated Financial Statements

M.Impairment of tangible assets

The carrying amounts of the Group’s rigs, machinery and equipment, and new-builds are reviewed at each balance sheet date to determine whether there is any indication of impairment or more frequently if events or changes in circumstances indicate that might be impaired. If any such indication exists, the asset’s recoverable amount is estimated. When considering impairment indicators, the Group considers both internal (e.g. adverse changes in performance) and external sources (e.g. adverse changes in the business environment which are analysed by reviewing day rates and broker valuations.

The recoverable amount of an asset is the higher of its fair value less costs to sell and value in use. The value in use is calculated as the present value of the expected future cash flows for the individual units. The fair value is determined using the average of two broker valuations as may be adjusted by management to incorporate specific characteristics that market participants consider when pricing the assets as further detailed in Note 4.  An impairment loss is recognised if the carrying amount of an asset exceeds the recoverable amount.

N.Borrowing costs

Borrowing costs are recognised in the profit or loss when they are incurred. Borrowing costs are capitalised to the extent that they are directly related to new-build projects. Interest costs incurred during the construction period, until the rig is substantially prepared for its intended use are capitalised. New-build projects are treated as qualifying assets as a substantial period of time is necessary to get ready for their intended use.

Borrowing costs are capitalised during construction of new-builds based on accumulated capitalised cost on the applicable new-build project at the Group’s specific rate of borrowing for that project. In case no specific funding exists for a new-build project, the Group’s weighted average borrowing rate is applied. The Group does not capitalise amounts beyond the actual borrowing costs incurred in the period.

O.Borrowings

Borrowings are recognised initially at fair value, net of transaction cost incurred. Borrowings are subsequently carried at amortised cost; any difference between the proceeds (net of transaction cost) and the redemption value is recognised in the profit or loss over the period of the borrowings using the effective interest method.

Fees paid on the establishment of loan facility are recognised as transaction costs of the loan to the extent that is probable that some or all of the facility will be drawn down. In this case, the fee is deferred until the draw down occurs. To the extent there is no evidence that it is probable that some or all of the facility will be drawn down, the fee is capitalised as a pre-payment of liquidity service and amortised over the period of the facility to which it relates.

Borrowings are removed from the balance sheet when the obligation specified in the contract is discharged, cancelled or expired. The difference between the carrying amount of a financial liability that has been

Notes to the Consolidated Financial Statements

extinguished or transferred to another party and the consideration paid, including any non-cash assets transferred or liabilities assumed, is recognised in profit or loss as other income or finance costs.

A substantial modification of the terms of an existing financial liability or a part of it is accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability. Any gain or loss on extinguishment is recognised in profit or loss except to the extent that it arises as a result of transactions with shareholders acting in their capacity as shareholders when it is recognised directly in equity. The terms are considered to be substantially different if the discounted present value of the cash flows under the new terms, including any fees paid net of any fees received and discounted using the original effective interest rate, is at least 10% different from the discounted present value of the remaining cash flows of the original financial liability. Any costs or fees incurred are recognised as part of the gain or loss on the extinguishment.

Where a financial liability measured at amortised cost is modified without this resulting in derecognition, the difference is recognised as an adjustment to the effective interest rate.

Where the terms of a financial liability are renegotiated and the entity issues equity instruments to a creditor to extinguish all or part of the liability (debt for equity swap), a gain or loss is recognised in profit or loss, in other financial items which is measured as the difference between the carrying amount of the financial liability and the fair value of the equity instruments issued. Borrowings are classified as current liabilities unless the group has an unconditional right to defer settlement of the liability for at least 12 months after the reporting period.

P.Provisions

Provisions for legal claims, and other obligations are recognised when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation and the amount can be reliably estimated. Provisions are not recognised for future operating losses.

Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognised even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

Q.Non-current assets (or disposal groups) held for sale

Non-current assets (or disposal groups) are classified as assets held for sale when their carrying amount is to be recovered principally through a sale transaction and a sale is considered highly probable. They are stated at the lower of carrying amount and fair value less costs to sell.

R.Trade receivables

Trade receivables are presented net of any allowance for bad debts. Estimates for allowance for bad debts are calculated individually for each customer. When a trade receivable is uncollectible, it is written off against the

Notes to the Consolidated Financial Statements

provision account. Subsequent recoveries of amounts previously written off are credited against the provision account. Changes in the carrying amount of the provision account are recognised in profit or loss. For the amounts and movement in the bad debts provision account refer to the financial statements Note 15.

S.Derivative financial instruments

Derivative financial instruments are initially recognised at fair value on the date a derivative contract is entered into and are subsequently re-measured at their fair value at each reporting date. The resulting gain or loss is recognised in profit or loss immediately, unless the derivative is designated as a hedging instrument as detailed in part V.

Further details of derivative financial instruments are disclosed in Note 5 to the financial statements.

Derivatives embedded in other financial instruments or other host contracts are treated as separate derivatives when the economic risks and characteristics are not closely related to those of the host contracts, the host contracts is not measured at fair value with changes in fair value recognised in profit or loss and the separate instrument with the same terms as embedded derivatives would meet the definition of a derivative.

T.Financial assets classified as available for sale

Available-for-sale financial assets are non-derivatives designated in this category. They are included in non-current assets unless the investment matures or management intends to dispose of it within 12 months of the end of the reporting period.

Available-for-sale financial assets are subsequently carried at fair value.

Changes in the fair value of monetary and non-monetary securities classified as available for sale are recognized in the consolidated statement of comprehensive income.

Interest on available-for-sale securities calculated using the effective interest method is recognized in the statement of income as part of finance income. Dividends on available-for-sale equity instruments are recognized in the income statement as part of other income when the Group’s right to receive payments is established.

The Group assesses at the end of each reporting period whether there is objective evidence that a financial asset or a group of financial assets is impaired.

If there is objective evidence of impairment for available-for-sale financial assets, the cumulative loss – measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognised in profit or loss – is removed from equity and recognised in profit or loss.

Notes to the Consolidated Financial Statements

Impairment losses on equity instruments that were recognised in profit or loss are not reversed through profit or loss in a subsequent period.

If the fair value of a debt instrument classified as available-for-sale increases in a subsequent period and the increase can be objectively related to an event occurring after the impairment loss was recognised in profit or loss, the impairment loss is reversed through profit or loss.

U.Financial assets classification

The Group classifies its financial assets in the following categories: at fair value through profit or loss, loans and receivables, and available for sale. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition.

(a)Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are financial assets held for trading. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term. Derivatives are also categorised as held for trading unless they are designated as hedges. Assets in this category are classified as current assets if expected to be settled within 12 months, otherwise they are classified as non-current.

(b)Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and for which there is no intention of trading the receivable. They are included in current assets, except for maturities greater than 12 months after the end of the reporting period. These are classified as non-current assets. The group’s loans and receivables comprise ‘trade and other receivables’ and ‘cash and cash equivalents’ in the balance sheet (Notes 14 and 15).

(c)Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated in this category if they do not have fixed maturities or determinable payments and management intends to hold them for the medium to long term or not classified in any of the other categories. They are included in non-current assets unless the investment matures or management intends to dispose of it within 12 months of the end of the reporting period.

V.Cash flow hedge

The Group documents at the inception of the hedging transaction the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. The Group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions have been and will continue to be highly effective in offsetting changes in fair values or cash flows of hedged items.

Notes to the Consolidated Financial Statements

The fair values of various derivative financial instruments used for hedging purposes are disclosed in Note 5. Movements in the hedging reserve in shareholders’ equity are shown in the statement of changes in equity. The full fair value of a hedging derivative is classified as a non-current asset or liability when the remaining maturity of the hedged item is more than 12 months; it is classified as a current asset or liability when the remaining maturity of the hedged item is less than 12 months. Trading derivatives are classified as a current asset or liability.

Amounts accumulated in equity are reclassified to profit or loss in the periods when the hedged item affects profit or loss (for instance when the forecast sale that is hedged takes place). The gain or loss relating to the effective portion of interest rate swaps hedging variable rate borrowings is recognised in profit or loss within ‘finance costs’.

The effective part of changes in the fair value of a hedging instrument is recognised directly in the consolidated statement of comprehensive income. The ineffective part of the hedging instrument is recognised directly in the profit or loss, within other financial items.

When a hedging instrument expires or is sold, terminated or exercised, or the Group cancels the hedging relationship despite the fact that the hedged transaction is still expected to take place, the accumulated gains or losses at that time remain in equity and are recognised in the consolidated statement of comprehensive income when the forecast transaction is ultimately recognised in the profit or loss.

Should the hedging relationship no longer meet the criteria for hedge accounting as specified above, accumulated gains and losses that are recognised in equity up to this date remain in equity and are recognised in the statement of comprehensive income when the forecast transaction is ultimately recognised in the profit or loss.

If the hedged transaction is no longer expected to take place, accumulated unrealised gains or losses on the hedging instruments that have previously been recognised in the consolidated statement of comprehensive income are recognised in the consolidated statement of income immediately.

W.Cash and cash equivalents

Cash and cash equivalents include cash, bank deposits, collaterals and other short-term highly liquid assets that are readily convertible to known amounts of cash and which are subject to insignificant changes in value. For the purpose of the cash flow statement, escrow accounts are not considered part of cash and cash equivalents. Also, movement in restricted cash and financing fees payment are included in operating activities in Group’s cash flow statement as these amounts are key for the operations of the entity. An analysis of cash and cash equivalents and the respective carrying amounts at year end is presented in Note 14 to the financial statements.

Notes to the Consolidated Financial Statements

X.Events after the balance sheet date

New information on the Group’s position at the balance sheet date is taken into account in the annual financial statements. Events after the balance sheet date that do not affect the Group’s position at the balance sheet date but which will affect the Group’s position in the future are stated if significant.

Y.Earnings per share

Basic earnings per share

Basic earnings per share is calculated by dividing:

•	the profit attributable to owners of the company, excluding any costs of servicing equity other than ordinary shares;
•	by the weighted average number of ordinary shares outstanding during the financial year, adjusted for bonus elements in ordinary shares issued during the year and excluding treasury shares- if any.

Diluted earnings per share

Diluted earnings per share adjusts the figures used in the determination of basic earnings per share to take into account:

•	the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares, and
•	the weighted average number of additional ordinary shares that would have been outstanding assuming the conversion of all dilutive potential ordinary shares.

Z.Financial liabilities and equity instruments

Debt and equity instruments are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangement.

Equity instruments issued by the Group are recorded at the proceeds received, net of direct issue costs.

Other financial liabilities, including borrowings, are initially measured at fair value, net of transaction costs. Other financial liabilities are subsequently measured at amortised cost using the effective interest method, with the interest expense recognised on an effective yield basis. The effective interest method is a method of calculating the amortised cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments through the expected life of the financial liability, or, where appropriate, a shorter period.

Notes to the Consolidated Financial Statements

The component parts of compound instruments (convertible bonds) issued by the Group are classified separately as financial liabilities and equity in accordance with the substance of the contractual arrangement. At the date of issue, the fair value of the liability component is estimated using the prevailing market interest rate for a similar non-convertible instrument.

This amount is recorded as a liability on an amortised cost basis using the effective interest method until extinguished upon conversion or at the instrument’s maturity date. The equity component is determined by deducting the amount of the liability component as determined upon initial recognition from the fair value of the compound instrument as a whole. This is recognised and included in equity, net of income tax effects, and is not subsequently re-measured.

4.Critical accounting judgements and key sources of estimation uncertainty

In the application of the Group’s accounting policies, which are described in Note 3, management is required to make judgements, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an on-going basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, rarely equal the related actual results. The following are the critical judgments and estimations, that management has made in the process of applying the entity’s accounting policies and that have the most significant effect on the amounts recognised in the financial statements.

A.Re-domiciliation to Cyprus in 2009 – Exit tax

The Company moved from Norway to Cyprus in May 2009. According to the Norwegian Tax Act Section 10-71 prevailing in 2009, a company that emigrates and ceases to be tax resident in Norway is subject to exit tax.

On 2 March 2011, ESA sent a “reasoned opinion” to the Norwegian Ministry of Finance for failing to comply with its obligations under Articles 31, 34 and 40 of the Agreement on the European Economic Area by imposing immediate taxation on companies that transfer their seat or assets and liabilities to another EEA State and on the shareholders of such companies and for breach of the SE regulation.

On the 25 November 2014 the tax office delivered its exit tax decision in this case.

The tax office found that the exit as such was regulated by the Tax Act section 10-71 and further that section 9-14 was inapplicable.

Notes to the Consolidated Financial Statements

The tax office increased the taxable income of the Company by NOK 1.8 billion and the tax office set off the increased income directly against the carry forward of losses. Further the tax office did not refer the exit tax to the gain/loss account. Administratively the decision is final, and there is no further latent exit tax. The Company challenged this matter.

On 6 and 7 December 2016, the case was heard before the Oslo District Court. On 16 January 2017, the Company received the judgement from the Oslo District Court in favour of the State. The court held that the exit tax decision is valid. The court believed that a situation where a company moves the company and rigs out of Norway, and a situation where a company moves out rigs, are two different situations, and not in breach of the European Economic Area (EEA)-agreement.

Furthermore, the Court held that the exit tax was not disproportionate. As a consequence, the NOK 1.8 billion increase of the Company’s taxable profit for the year 2009 remains unchanged. For the income years 2009-2015, the judgment does not result in any payable tax.

The Company assessed the legal opinions obtained in respect to the above case and as a result appealed the case.  As the Company was of the opinion that it was more likely than not that it would win the case, the Company kept the tax asset of approximately USD 41 million in the 2016 financial statements which were issued in April 2017. However, reassessing the case in September 2017, the deferred tax asset of USD 19.8 million has been written off and the Company recognised a deferred tax liability of USD 11.3 million and tax payable of USD 9.8 million.  This restatement resulted in an increase in net loss of USD 40.9 million (Note 3A).

B.Impairment of rigs

At each balance sheet date judgement is used to determine whether there is any impairment of the Group’s fleet of rigs. If any such indication exists, the asset’s recoverable amount is estimated. When considering impairment indicators, the Group considers both internal (e.g. adverse changes in performance) and external sources (e.g. adverse changes in the business environment). These are analysed by reviewing day rates and broker valuations. If an indicator of impairment is noted, management estimate is required to determine the amount, of impairment, if any which are based on management’s judgments, including, but not limited to, judgements about the future results of the business, Group’s ability to re-contract its currently stacked rigs and rigs market daily rates applied to the future cash flow forecasts. In order to measure for potential impairment the carrying amount of the rigs would be compared to the recoverable amount, which is the higher of value in use or fair value less the cost to sell. The value in use is calculated as the present value of the expected future cash flows for the individual units, requiring significant management estimates of the proper discount rates as well as the length and amounts of cash flows.

Fair value is calculated as the mean of two independent brokers’ estimates on the rig values as may be adjusted by management to incorporate specific characteristics that market participants consider when pricing the asset, which includes, but is not limited to, the charter commitments. An impairment loss would then be recognised to

Notes to the Consolidated Financial Statements

the extent the carrying amount exceeds the recoverable amount. Further disclosures and sensitivity is provided in Note 17.

C.Income taxes, deferred tax assets and indirect taxes

The Group is subject to income taxes and indirect taxes according to the laws of the jurisdictions in which the Group is operating. The rigs were operating in various territories and are from time to time subject to taxation in the relevant territory due to permanent establishment taxation and subject to varying Indirect tax laws. Significant judgement is required in determining the worldwide provision for income taxes and charging and handling of indirect taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain. The Group recognises liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax, indirect tax and deferred income tax assets and liabilities in the period in which such determination is made. Deferred tax assets are recognised for all unused tax losses to the extent that it is probable that taxable profit will be available against which the losses can be utilised. To this respect deferred tax asset is based on the assessed profits from fixed contract periods not including options to extend contract periods not yet exercised, as it cannot be assessed with reasonable certainty whether it is probable that such options will be exercised. Significant management judgment is required to determine the amount of deferred tax assets that can be recognised, based upon the likely timing and the level of future taxable profits together with future tax planning strategies.

D.DSME Arbitration Case

In July 2015, Songa Offshore received from DSME notices of arbitration in respect of the construction contracts for the Cat D rigs.

On November 2015, Daewoo Shipbuilding and Marine Engineering Co. Ltd. (DSME) delivered claim submissions in respect of the construction contracts for the first two Cat D rigs, Songa Equinox and Songa Endurance. DSME’s claim relates to alleged cost overruns and additional work in relation to the Rigs due to what DSME alleges were inherent errors and omissions in the design documents (as often referred to as the FEED package). Total claims are USD 373.0 million, including USD 44.0 million in repayment of Liquidated Damages. Songa Offshore considers that DSME is solely responsible for the delays to the Rigs and any attempt by DSME to recover cost overruns has no merit due to the “turn-key” nature of the construction contracts and Songa Offshore will vigorously defend the claims asserted by DSME.

On 18 March 2016 Songa Offshore submitted its defense in the arbitrations. Along with its defense, Songa Offshore submitted counterclaims in respect of the two rigs for the aggregate amount of USD 65.8 million, by means of which Songa Offshore intends to recover damages caused by the default of DSME.

As previously reported, the Company remains confident of, and will vigorously defend, its position, since it is of the view that DSME is responsible for the delays and any attempt to recover cost overruns is of no merit due to the “turn-key” nature of the construction contracts. In this respect, the Company has obtained legal opinions

Notes to the Consolidated Financial Statements

from highly reputable law firms in the UK and Norway and from a Queen’s Counsel all of which confirm the Company’s position.

A question as to the legal interpretation of the rig construction contracts was put to the arbitral tribunal constituted in respect of the arbitrations on a preliminary basis. That question was to ascertain which party had responsibility for the FEED package and what the consequences of that would be. A two-day arbitration hearing took place before the arbitral tribunal on 2 and 3 May 2017 in London.

On 21 July 2017, the arbitral Tribunal published its interim final award in favour of Songa Offshore.

Songa Offshore considers that the Tribunal’s interim final award should be determinative of DSME’s claims in respect of the Rigs (and in respect of any similar claims that DSME might assert in respect of the Songa Encourage, the third Cat D rig, and the Songa Enabler, the fourth Cat D rig) with an outcome that no payment will be due by Songa Offshore to DSME.

On 14 September 2017 Songa Offshore was served with DSME’s application to the English Court where DSME is seeking permission to appeal the arbitration awards. The Company considers that DSME’s application was made out of time and that it is unlikely that permission to appeal will be granted. Assuming that DSME is not granted permission to appeal, then Songa Offshore will seek to recover its legal costs of the arbitration process. Songa Offshore is also evaluating to pursue its counterclaims against DSME in respect of the Songa Equinox and Songa Endurance for the aggregate amount of USD 65.8 million, as well as the counterclaims in respect to the Songa Encourage and the Songa Enabler that potentially will be approximately in the same amount.

As of the reporting date, the Group has not recognized any provision in respect to the above case as the settlement of which is not considered by management to be probable.

E.Going Concern

The Board of Directors confirms their assumption that the Group is a going concern and no significant uncertainty exists in this respect. This assumption is based on the budgets for 2017 and the Group’s long-term forecasts for the following years.

A key assumption that could have an impact on the going concern assumption also is the DSME case which management believes that it is not probable that its settlement will result in any significant cash outflows as detailed above.

F.Fair value measurement of financial asset

As of 31 December 2016 the Group’s financial assets, which are accounted for as available-for-sale financial assets in line with the provisions of IAS 39, amounted to USD 18.3 million.

Notes to the Consolidated Financial Statements

Management applies the provisions of IAS 39 in measuring the above financial assets at fair value. Specifically, management determined the fair value of the financial assets, which are not quoted in an active market, with reference to the discounted cash flow valuation technique, using unobservable inputs (Level 3). In fact, in the discounted cash flows model, the unobservable inputs includes the projected cash flows of the relevant portfolio company and the risk premium for liquidity and credit risk that is incorporated in the discounting rate. The assets are not considered to be impaired as at 31 December 2016; if impaired the amount shown within other comprehensive income should have been recognised in the income statement; and the balance sheet amount would remain unchanged.

As of 31 December 2016, management revised its fair value estimates, which include, but are not limited to, judgements about the probabilities, amount and timing of future projected cash flows and the discount rate used.  As a result, the Group, on the basis of Board of Directors revised fair value estimates, has recognised a loss of USD 23.8 million in profit or loss resulting from revised expected cash flows and a loss of USD 9.4 million directly in Other Comprehensive Income because of the increased collection risk reflected through the use of an increased discount rate.

During 2017, the loss recognised in Other Comprehensive Income of USD 9.4 million was recycled to profit or loss following identification of specific loss events occurring in 2017 following appointment of statutory liquidators for Opus.

5.Financial risk management

Capital risk management

The Group manages its capital to ensure that entities in the Group will be able to continue as a going concern while maximising the return to stakeholders through an optimisation of the debt and equity balance.

The capital structure of the Group consists of debt, which includes borrowings (Note 20), cash and cash equivalents (Note 14) and equity attributable to equity holders of the Group, comprising issued capital, reserves and retained earnings.

The Group manages its overall capital structure through the payment of dividends, new share issues and share buy-backs as well as the issue of new debt or the redemption of existing debt. The Group’s overall financing strategy moves with the changes in the financial markets.

Notes to the Consolidated Financial Statements

The equity ratio of the Group in 2016 was 23.3% compared to 17.6% in 2015. The ratio has improved primarily due to the increase of equity in the 2016 refinancing of the Group.

The equity ratios as at year end were as follows:

	2016	2015
Amounts in USD ‘000		Unaudited
Total equity	760,207	573,107
Total assets	3,412,109	3,250,309

Equity ratio	22.3%	17.6%

The Group’s future capital requirements and level of expenses will depend on numerous factors, including but not limited to the timing and terms on which drilling contracts and other contracts can be negotiated, trade of assets (including new builds), the amount of cash generated from operations, the level of demand for its services and general industry conditions.

The Group is further exposed to market risk, foreign currency risk, interest rate risk, credit risk and liquidity risk arising from its operations and the financial instruments that it holds.

Notes to the Consolidated Financial Statements

Categories of financial instruments

	2016	2015
Amounts in USD ‘000		Unaudited
Financial assets
Available-for-sale financial assets
Financial assets	18,290	45,538

Financial assets at fair value through profit or loss
Derivative financial instruments	1,494	75

Derivatives used for hedging
Derivative financial instruments	3,546	97,129

Loans and receivables:
Trade receivables	54,943	34,431
Cash and cash equivalents and other bank balances	175,829	168,387

Financial liabilities
Financial liabilities at fair value through profit or loss
Derivative financial instruments	7,465	100

Derivatives used for hedging
Derivative financial instruments	123,311	251,403

Other liabilities at amortised cost:
Trade and other payables	14,511	34,712
Total borrowings	2,287,129	2,173,828

All line items above are carried at fair value except for loans and receivables and other liabilities that are carried at amortised cost.

The Group monitors and manages the financial risks related to its operations through internal reports and analysis.

Please note that the total amount of debt includes USD 3.7 million and USD 5.7 million for 2016 and 2015 respectively which relates to accrued bank interest and is classified in other liabilities under Note 21.

The Group seeks to manage these risks by using derivative financial instruments when appropriate. The use of financial derivatives is monitored and approved by the Board of Directors. The Group does not enter into or trade financial instruments, including derivative financial instruments, for speculative purposes.

Notes to the Consolidated Financial Statements

Market risk management

The Group’s activities are primarily exposed to the financial risks of changes in foreign exchange rates and interest rates (see below). The Group enters into derivative financial instruments to manage its exposure to interest rate and foreign currency risk, including but not limited to:

-	foreign exchange forward contracts and options to hedge foreign exchange payments related to operating expenses
-	interest rate swaps to hedge the risk of rising interest rates
-	cross currency interest rate swaps to hedge the risk of rising interest rates and fluctuations in currency rates

Foreign currency risk management

The Group is exposed to foreign currency risks related to its operations. The Company’s rig operating expenses, as well as its G&A costs, are largely NOK-denominated. The Songa Encourage and Songa Enabler day rates are partly paid in NOK to provide a natural currency hedge, while for the other rigs the day rates are paid in USD only. In order to manage its NOK exposure, the Company is actively using hedging instruments. The Songa Equinox and Songa Endurance day rates are denominated in USD.

Contracts are entered into when the Group finds it in line with the overall foreign exchange risk strategy. The Group also enters into derivative agreements to mitigate the risk of exchange rate fluctuations.

The following tables show the expenses, assets and liabilities in the foreign currency (FC in tables below) and in USD, respectively.

	Cost		Assets		Liabilities
	2016	2015	2016	2015	2016	2015
Amounts in FC ‘000		Unaudited		Unaudited		Unaudited
European Currency (EUR)	4,677	10,288	8,510	2,409	7,379	1,581
Great British Pound (GBP)	3,879	8,284	4,676	1,848	2,517	7,563
Norwegian Krone (NOK)	2,601,289	2,392,688	—	566,907	2,114,941	2,367,923

	Cost		Assets		Liabilities
	2016	2015	2016	2015	2016	2015
Amounts in USD ‘000		Unaudited		Unaudited		Unaudited
European Currency (EUR)	5,213	11,606	10,023	2,622	7,361	1,722
Great British Pound (GBP)	5,335	12,705	6,659	2,735	2,856	11,233
Norwegian Krone (NOK)	311,314	298,203	—	63,121	740,146	268,396

Notes to the Consolidated Financial Statements

Foreign currency sensitivity analysis

The Group is mainly exposed to NOK. In addition, the Group is, to a lesser extent, exposed to GBP and EUR. The table below details the Group’s sensitivity to a 10 % increase/decrease in the USD against the relevant foreign currencies with all other variables held constant.

For assets and debt, the analysis only includes monetary items stated in other currencies than USD. A negative number below indicates a decrease in profit and loss after tax and a positive number below indicates an increase in profit and loss after tax where the currency increases/decreases 10% against the USD.

Impact on profit and loss in USD for working capital

Currency	2016	2015	2014
Amounts in USD ‘000		Unaudited	Unaudited
Australian Dollar (AUD)	N/A	N/A	+/-151
Euro (EUR)	+/- 266	+/- 90	+/-140
Great British Pound (GBP)	+/- 380	+/- 849	+/-3,037
Norwegian Krone (NOK)	-/+ 74,015	+/- 20,527	+-242,162
Malaysian Ringgit (MYR)	N/A	N/A	+/-5
Singapore Dollar (SGD)	N/A	N/A	+/-46

Impact on profit and loss in USD for OPEX and G&A

Currency	2016	2015	2014
Amounts in USD ‘000		Unaudited	Unaudited
Australian Dollar (AUD)	N/A	N/A	+/-241
Euro (EUR)	+/- 521	+/- 1,161	+/-1,319
Great British Pound (GBP)	+/- 534	+/- 1,271	+/-644
Norwegian Krone (NOK)	-/+ 31,131	+/- 29,820	+/-187,642
Malaysian Ringgit (MYR)	N/A	N/A	+/-2,858
Singapore Dollar (SGD)	N/A	N/A	+/-670

The Group enters into derivative agreements to mitigate the risk of foreign exchange rate fluctuation. As of 31 December 2016, if USD/NOK exchange rate increased by 10%, with all other variables held constant, then other components of equity would have increased by USD 0.2 million (2015: USD 3.1 million) whereas if USD/NOK exchange rate decreased by 10%, with all other variables held constant then other components of equity would have decreased by USD 0.4 million (2015: USD: 5.9 million).

Interest rate risk management

The Group is exposed to fluctuations in floating interest rates. The risk is managed by maintaining an appropriate mix between fixed and floating rate borrowings and by the use of financial instruments to mitigate risk associated with fluctuations in interest. Specifically, the Group manages its cash flow interest rate risk by

Notes to the Consolidated Financial Statements

using floating-to-fixed interest rate swaps. Under these swaps, the group agrees with financial institutions to exchange, at specific interval (mainly quarterly), the difference between fixed contract rates and floating rate interest amounts calculated by reference to the agreed notional principal amounts.

Interest rate sensitivity analysis

The sensitivity analysis below has been determined based on the exposure to floating interest rates at the balance sheet date. A 50 basis point increase/decrease is used and is considered as a reasonable possible change in interest rates.

At 31 December 2016, if interest rates had been 50 basis points higher/lower and all other variables were held constant the Group’s profit and loss after tax at year end would decrease/increase by USD 8.2 million (2015: USD 3.9 million; 2014: USD 5.6 million). This is attributable to the Group’s exposure to floating interest rates on its bank facilities held at year-end.

The exposure of the Group’s borrowings to interest rate changes and the contractual re-pricing dates of the fixed interest rate borrowings at the end of the reporting period are as follows:

	2016	2015
Amounts in USD ‘000		Unaudited
Variable rate borrowings	1,796,048	1,583,118

Fixed interest rate
Up to 1 year	24,000	24,000
1 -5 years	342,640	455,323
More than 5 years	120,715	105,709
	2,283,403	2,168,149

Interest rate swaps

As a consequence of (i) the exposure towards floating interest rates under the financing of the Cat D drilling rigs (ii) hedging obligations in the loan agreements secured by the Cat D rigs, (iii) to comply with the Songa Offshore Group Interest rate policy and (iv) to avoid doing large interest rate hedges within a limited period of time, the Group has during 2016 and 2015 entered into forward starting interest rate swap contracts.

Details of the interest rate swaps

o	Total notional amount: USD 742.5 million (2015: USD 540.0 million)
o	Structure: Bullet/Non-amortizing
o	Receive rate: USD – LIBOR – BBA 3 Months

Notes to the Consolidated Financial Statements

o	Accounted for as cash-flow hedge

Notional amount	Start Date	Maturity Date	Pay rate (fixed)	Receive rate (floating)
USD 250.0 million	29 Jun 2015	29 Jun 2020	1.9288%	3M Libor
USD 100.0 million*	19 Aug 2015	19 Aug 2020	1.5500%	3M Libor
USD 190.0 million	10 Dec 2015	10 Dec 2020	1.6350%	3M Libor
USD 202.5 million	30 Mar 2016	30 Mar 2021	1.2260%	3M Libor

*Year 1: 0.9400%, Year 2: 1.5500%, Year 3: 1.9000%, Year 4: 2.1000%, Year 5: 2.4000%

The market value of the above interest rate swap portfolio was at year-end 2016 positive with USD 3.5 million (2015: negative USD 4.0 million).

Cross currency interest rate swap contracts

The cross currency interest rate swaps (‘CCS’) qualify as cash flow hedge under IAS 39 and have been recognised under the provisions of IAS 39. The CCS are split into a currency and interest derivative, each valued separately at fair value at inception and subsequently at each reporting date. Any subsequent changes in fair value of the two derivatives are recognised through Other Comprehensive Income (“OCI”) except for the ineffective position. For further information regarding cash flow hedging, please refer to Note 3.

Details of the cross currency interest rate swaps:

On 22 January 2016, the Group terminated its existing CCS with Nordea, which was entered into for the purpose of hedging the senior unsecured bond of NOK 1,400.0 million by swapping NOK 1,400.0 million at a fixed rate of 8.40% into USD 250.0 million at a fixed rate of 7.73%.

Following the termination, a gain of USD 2.3 million (Note 11) was recognised in profit and loss for the year, relating to the amortisation of the cumulative effect of the hedge relationship in equity.

On the same date, the Group also terminated its existing CCS which was entered to swap NOK 1,347.8 million at a floating rate of 6 month NIBOR +10% into USD 240.0 million at a fixed rate of 11.48% and which was classified as a financial asset at fair value through profit or loss.

The above terminations have resulted in a gain of USD 8.16 million (Note 11).

On 17 November 2016, the Group entered into a new CCS related to the NOK 1,400.0 million senior, unsecured bond loan. In total NOK 1,400.0 million were swapped to USD 240.0 million at a fixed rate 4.51%, receiving interest semi-annual NOK notional 2.65% until 18 May 2018 and 6.9% thereafter, until maturity on 19 October 2020. Additional cash flows on 18 May 2018 and 19 October 2020, compared to bond maturity on 17 May 2019 and 17 November 2020.

Notes to the Consolidated Financial Statements

The above CCS was entered into for the purpose of replacing the existing CCS which was initially entered into to swap USD 240.0 million at an average fixed rate of 11.48% into NOK 1,347.8 million at a floating rate of 6 month NIBOR +10%. As a result, of the replacement arrangement, a gain USD 5.33 million was recognised in profit and loss (Note 11).

NOK 750.0 million swapped for USD 124.7 million, fixed rate 7.37%, maturing 11 December 2018.

On the same date the Group also entered into a CCS of NOK 500.0 million swapped for USD 83.1 million, fixed rate 6.95% maturing on 19 October 2020. The CCS has a start date 11 December 2018 and matures on 19 October 2020. This has been accounted for as a derivative financial instrument at fair value.

The market value of the existing swaps as listed in the table below was at year end 2016 negative with (representing a liability) USD 125.5 million (2015: USD 150.2 million).

Cross Currency Interest Rate Swaps

Amounts in USD million

Notional amount USD			Notional amount NOK			Pay (on USD notional)	Receive (on NOK notional)	Start Date	Maturity Date	Mark to Market
USD	124.7		NOK	750.0		7.37%	7.50%	Running	11 Dec 2018	USD	82.2
USD	240.0	*	NOK	1,400.0	*	4.51%	2.65%**	Running	19 Oct 2020	USD	41.1
USD	83.1		NOK	500.0		6.95%	6.00%	11 Dec 2018	19 Oct 2020	USD	2.2

*     Notional amounts reducing to USD 160.0 million and NOK 933.5 million respectively in May 2018

**   Receiving interest on NOK notional 2.65% until May 2018, 6.90% thereafter until maturity

Derivatives

	2016	2015
Amounts in USD ‘000		Unaudited
Current assets
Put options	1,494	75

Non-current assets
Interest rate SWAPs – cash flow hedges	3,546	—
Cross currency interest rate SWAPs – cash flow hedges	—	97,129

Current liabilities
Foreign exchange forwards	5,188	—

Non-current liabilities
Cross currency interest rate SWAPs – cash flow hedges	123,311	247,415
Cross currency interest rate SWAPs	2,177	—
Interest rate SWAPs – cash flow hedges	—	3,988
JV Option	100	100

Notes to the Consolidated Financial Statements

Credit risk management

Due to the nature of the Group’s operations, revenues and related receivables are typically concentrated amongst a relatively small customer base of international oil and gas companies. Specifically, the Group has a strong dependency on Statoil which currently accounts for all of the Group’s consolidated operating revenues and also represents all current contracts backlog of the Group. The Group continually evaluates the credit risk associated with customers and, when considered necessary, requires certain guarantees, either in the form of parent company guarantees, bank guarantees or escrow accounts. The maximum credit risk is equal to the capitalised value of trade receivables and incurred revenue not billed.

The trade receivables are pledged as security for the Group’s long term borrowing. There is no history of material loss on trade receivables. Please refer to Note 6 for details on the Group’s customers.

The Group’s short term investments are limited to cash deposits in the Group’s relationship banks. The counterparties to derivative financial instruments are reputable financial institutions. Credit risk exists to the extent that the counterparties are unable to perform under the contracts, but this risk is considered remote as the counterparties are reputable financial institutions which have all provided loan finance to the Group and the derivative financial instruments are related to those financing arrangements.

Liquidity risk management

Prudent liquidity risk management includes maintaining sufficient cash and cash equivalents, the availability of funding from an adequate amount of committed credit facilities and the ability to close out market positions. Due to the dynamic nature of the underlying businesses, the Group is seeking flexibility in funding by maintaining availability under committed credit lines.

The table below analyses the Group’s financial liabilities into relevant maturity groupings based on the remaining period at the balance sheet date to the contractual maturity date. Derivative financial liabilities are included in the analysis if their contractual maturities are essential for an understanding of the timing of the cash flows. The amounts disclosed in the table are the contractual undiscounted cash flows.

Non-Derivative financial liabilities

	2016	2015
Amounts in USD ‘000		Unaudited
Up to 1 year	370,196	461,059
1 -2 years	359,314	342,590
2 – 5 years	1,683,564	1,501,127
More than 5 years	454,759	711,355
	2,867,833	3,016,131

Notes to the Consolidated Financial Statements

The below table details the Group’s liquidity analysis for its derivative financial instruments. The tables are drawn up based on the undiscounted net cash (inflows)/outflows on the derivative instruments.

When the amount payable or receivable is not fixed, the amount disclosed has been determined by reference to the projected interest rates, as illustrated by the yield curves existing at the reporting date, and the probability that options included in the instruments would be exercised.

Derivative financial liabilities

	2016	2015
Amounts in USD ‘000		Unaudited
Up to 1 year	14,786	12,401
1 - 2 years	47,723	4,271
2 – 5 years	80,084	234,732
	142,593	251,404

Capital and lease commitments

Capital expenditure contracted for at the end of the reporting period but not yet incurred relates to investments in new-builds and planned surveys on the rigs. The Group also leases various offices and warehouses under non-cancellable operating lease agreements.

The lease terms are up to five years, and the majority of lease agreements are renewable at the end of the lease period at market rate. The Group also leases various plant and machinery under cancellable operating lease agreements. The Group is required to give a six-month notice for the termination of these agreements.

	Up to 1 year	1 - 2 years	2 - 5 years	Over 5 years	Total
Amounts in USD ‘000
31 December 2016
Capital commitments
Property, plant and equipment	16,000	12,000	36,000	—	64,000

Operating lease commitments
Lease commitments	2,517	1,661	1,317	4,849	10,343
	18,517	13,661	37,317	4,849	74,343

Notes to the Consolidated Financial Statements

	Up to 1 year	1 - 2 years	2 - 5 years	Over 5 years	Total
Amounts in USD ‘000
31 December 2015 (Unaudited)
Capital commitments
Property, plant and equipment	581,910	12,689	38,069	—	632,668

Operating lease commitments
Lease commitments	2,604	2,579	3,825	3,674	12,682
	584,514	15,268	41,894	3,674	645,350

Capital commitments for the year 2016 relate to operating costs for the Cat D rigs.

The major items of capital commitments as a 31 December 2015 related to the final USD 436.0 million yard instalment for Songa Enabler, which was paid upon delivery on 31 March 2016.

Cash flow forecasting is performed and the Group monitors rolling forecasts of the liquidity requirements, to ensure it has sufficient cash to meet operational needs. The Group has a financial covenant requiring a minimum liquidity position of USD 50 million.

Fair value estimation

The table below analyses financial instruments carried at fair value, by valuation method. The different levels have been defined as follows:

o	Quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1).
o	Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices) (Level 2).
o	Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs) (Level 3).

The following tables present the Group’s financial assets and liabilities that are measured at fair value at 31 December 2016 and 2015.

Carrying amount / fair value at 31 December 2016	Level 1	Level 2	Level 3
Amounts in USD ‘000
Financial assets:
Financial assets	—	—	18,290
Derivatives	—	5,040	—
Financial liabilities:
Derivatives	—	(130,775)	—

Notes to the Consolidated Financial Statements

Carrying amount / fair value at 31 December 2015 (Unaudited)	Level 1	Level 2	Level 3
Amounts in USD ‘000
Financial assets:
Financial assets	—	—	45,538
Derivatives	—	97,204	—
Financial liabilities:
Derivatives	—	(251,503)	—

There were no transfers between levels 1, 2 and 3 during the year.

Level 1

Fair value is measured using list prices from active markets for identical financial instruments. No adjustment is made with a view to these prices.

Level 2

The fair value of financial instruments not traded on an active market is determined using valuation methods which maximise the use of observable data, where available, and rest as little as possible on the Group’s own estimates. Classification at level 2 presupposes that all the significant data required to determine fair value are observable data.

Level 3

Fair value is not based on observable market data (that is, unobservable inputs).

The following table presents the changes in Level 3 instruments during the year:

	2016	2015
Amounts in USD ‘000		Unaudited
Opening balance	45,538	53,722
Other comprehensive income	(9,354)	—
Interest income	5,878	7,094
Revision of estimate of financial assets recognised in profit and loss	(23,772)	(15,277)

Closing balance	18,290	45,538

Revision of estimate of financial assets for the period included in profit or loss for assets held at the end of the reporting period, under ‘Other financial items’	23,772	15,277
Change in unrealised losses for the period included in profit or loss for assets held at the end of the reporting period	23,772	15,277

Notes to the Consolidated Financial Statements

The key unobservable input for the level 3 instruments is the discount rate and the assumption regarding the exercise of option (see Note 26).

6.Segment information

The Group operated six rigs during 2016, two rigs for the full year, Songa Equinox and Songa Endurance, one rig from 7 April 2016, Songa Encourage and one rig from 13 July 2016, Songa Enabler. Songa Dee ended its contract with Statoil 9 September 2016, whilst Songa Delta ended its contract with Statoil on 10 November 2016.

All of the rigs were operating in the mid-water segment. Operating results are regularly reviewed by Group in order to make decisions about resources to be allocated to the rigs and to assess the performance. The rigs are reported together as the drilling services provided are the same, the drilling operations are the same and the customers approached are the same.

Time charter revenue as disclosed in note 8 is received from customers in the below countries:

	2016	2015	2014
Amounts in USD ‘000		Unaudited	Unaudited
Norway	691,704	424,485	339,285
Malaysia	—	—	28,045
Vietnam	—	—	51,284
	691,704	424,485	418,614

In 2016 and 2015, revenue from one of the Group’s customers individually represents more than 10% of the total Group Operating revenue.

As of 2016 and 2015, revenue from this customer represents 100% of Group operating revenue.

All reimbursable revenue and other income for the years 2016 and 2015 as presented in Note 8 arises from Norway.

In 2014, revenue from two customers represents 81% and 14%, in total 95% of Group operating revenue.

Notes to the Consolidated Financial Statements

7.List of subsidiaries

		Holding %
Subsidiaries	Country of Incorporation	Direct 2016	Direct 2015	Direct 2014
			Unaudited	Unaudited
Deepwater Driller Ltd	Cayman Islands	100	100	100
Pegasus Invest Pte Ltd	Singapore	100	100	100
Songa Offshore Equipment Rental Ltd (previously Shenga Trading Ltd)	Cyprus	100	100	100
Songa Offshore Equipment Rental AS	Norway	100	100	100
Songa Offshore T&P Cyprus Ltd	Cyprus	100	100	100
Songa Offshore T&P UK Ltd	United Kingdom	100	100	100
Songa Offshore T&P Norway AS	Norway	100	100	100
Songa Offshore Delta Ltd	Cyprus	100	100	100
Songa Offshore Eclipse Ltd	Cyprus	100	100	100
Songa Offshore Eclipse Management Pte Ltd	Singapore	—	—	100
Songa Offshore Enabler Ltd	Cyprus	100	100	100
Songa Offshore Encourage Ltd	Cyprus	100	100	100
Songa Offshore Endurance Ltd	Cyprus	100	100	100
Songa Offshore Equinox Ltd	Cyprus	100	100	100
Songa Offshore Management AS	Norway	100	100	100
Songa Offshore Management Ltd	Cyprus	100	100	100
Songa Offshore Drilling Ltd	Cyprus	100	100	100
Songa Offshore Malaysia Sdn.Bhd*	Malaysia	100	100	100
Songa Offshore Pte Ltd	Singapore	100	100	100
Songa Offshore Pty Ltd	Australia	—	—	100
Songa Offshore Rig AS	Norway	100	100	100
Songa Offshore Rig 2 AS	Norway	100	100	100
Songa Offshore Rig 3 AS	Norway	100	100	100
Songa Offshore Saturn Ltd	Cyprus	100	100	100
Songa Offshore Saturn Chartering Pte Ltd	Singapore	100	100	100
Songa Offshore Services AS	Norway	100	100	100

*Effective shareholding

Notes to the Consolidated Financial Statements

8.Revenue

	2016	2015	2014
Amounts in USD ‘000		Unaudited	Unaudited
Time charter revenue	691,704	424,485	418,614
Reimbursable revenue	22,710	37,366	37,677
Other income	38,697	51,552	38,461
	753,111	513,403	494,752

With respect to reimbursable revenue there are equivalent reimbursable expenses of USD 21.3 million (2015: USD 35.1 million; 2014: USD 33.2 million).

Other income relates mainly to recognition of revenue related to investments paid by clients and amortisation of deferred revenue.

Notes to the Consolidated Financial Statements

9.Operating and General and Administrative expense

The operating expenses are split as follows:

	2016	2015	2014
Amounts in USD ‘000		Unaudited	Unaudited
Total rig operating expenses	88,422	50,226	66,601
Total employee benefit expenses	155,004	101,492	150,517
Total operating expenses	243,426	151,719	217,119

Total rig operating expenses are split as follows:
Repair and maintenance	26,960	20,888	25,044
Other operating expenses	31,239	10,680	12,868
Drilling costs	10,506	10,329	14,645
Fuel & Lubricants	665	574	2,868
Other miscellaneous and administrative	19,052	7,755	11,176
	88,422	50,226	66,601

Total employee benefit expenses are split as follows:
Salary	149,920	93,580	124,357
Social security tax	4,548	4,047	7,810
Bonus and stock based compensation	536	3,866	18,350
	155,004	101,492	150,517

Offshore based employees, full time equivalents	888	830	670

General and administrative expenses are split as follows:

	2016	2015	2014
Amounts in USD ‘000		Unaudited	Unaudited
Total administrative expenses	14,912	17,959	14,180
Total employee benefit expenses	23,439	26,622	34,499
Total general and administrative expenses	38,351	44,581	48,678

Total administrative expenses are split as follows:
Legal and consulting fees	7,815	9,562	6,618
Other office costs	3,710	1,076	939
Travel expenses	2,149	4,924	5,499
Other expenses	1,238	2,397	1,124
	14,912	17,959	14,180

Notes to the Consolidated Financial Statements

Total employee benefit expenses are split as follows:

	2016	2015	2014
Amounts in USD ‘000		Unaudited	Unaudited
Salary	16,148	9,093	17,978
Social security tax	3,152	3,445	3,217
Bonus and stock based compensation	419	3,398	5,198
Pension cost defined benefit plans (Note 23)	3,241	10,260	7,670
Director’s fee	479	427	436
	23,439	26,622	34,499

Onshore based employees, full time equivalents	136	160	162

10.Other gain and loss

	2016	2015	2014
Amounts in USD ‘000		Unaudited	Unaudited
Allowances for bad debts	—	(866)	—
Insurance claim	—	—	799
	—	(866)	799

11.Finance income, finance costs and other financial items

	2016	2015	2014
Amounts in USD ‘000		Unaudited	Unaudited
Finance income
Interest income	(4,000)	(7,318)	(3,414)
Total finance income	(4,000)	(7,318)	(3,414)

Finance cost
Interest expense	136,875	105,395	85,114
Interest expense capitalised	(21,471)	(79,411)	(51,672)
Other finance expenses	1,156	61	104
Total finance costs	116,560	26,045	33,546

Other financial items:
Revision of estimate of financial assets (Note 26)	23,772	15,277	8,693
Currency rate swap – discontinued hedge	(2,277)	—	—
Derecognition of financial instruments	13,280	—	—
Gain /Loss on realised foreign exchange Forwards	686	51,061	5,420
Mark to Market change on financial derivatives	1,700	(19,206)	32,438
Currency element in currency and interest swaps	516	44,241	61,477
Net foreign exchange loss/ (gain)	24,522	(43,991)	(64,235)
Total other financial items	62,199	47,382	43,794

The interest expense increased by USD 31.4 million (2015: increased by USD 20.3 million), due to the new financing for the Cat Ds and that was drawn in 2016 and 2015.

Notes to the Consolidated Financial Statements

The capitalised interest for 2016 consists of USD 21.5 million compared to USD 79.4 million in 2015, all related to the Cat D rigs.

Net finance costs in 2016 were USD 112.6 million compared to USD 18.7 million in 2015, an increase of 502.1% (2014: USD 30.1 million). The increase is primarily explained by the higher interest cost related to the Cat D rigs being charged to profit and loss whereas in 2015 the related interest was capitalised as part of the construction costs.

Other financial items of USD 62.2 million were recognized in 2016 compared to USD 47.4 million in 2015 (2014: USD 43.8 million). The Company recorded a write down of USD 33.2 million of various financial assets related to the sale of Songa Mercur and Songa Venus of which USD 23.8 million was charged to profit and loss as a revision of estimate of financial assets and an additional USD 9.4 million as fair value adjustment being charged to other comprehensive income.

Secondly, negative effects of USD 25.0 million were recognized in 2016 in relation to foreign exchange revaluation of balance sheet items from a stronger US Dollar vs the Norwegian Kroner.

Thirdly, a loss of USD 2.3 million in 2016 was related to mark-to-market valuation changes of foreign exchange forward contracts. A gain of USD 2.2 million is related to the amortisation of the currency rate swap as a result of being discontinued.

Finally, other financial items also include USD13.3 million of charges relating to the derecognition of financial instruments which comprises of the following: i) a loss of USD 9.4 million for the termination payment relating to the cross currency interest rate swap entered into to hedge the bond NOK 1,400.0 million, which was terminated on 22 January 2016, ii) a gain of USD 5.3 million relating to the replacement of existing cross currency interest rate swaps (Note 5), iii) a gain of USD 8.2 million arising from the derecognition of the fair values of the terminated cross currency interest rate swaps; and iv) a loss of USD 17.4 million relating to the conversion of the subordinated convertible bond loan of USD 150.0 million into equity as part of the Group’s debt refinancing.

12.Income tax expense and deferred taxes

	2016	2015	2014
Amounts in USD ‘000		Unaudited	Unaudited
Tax expense comprises:
Current tax expense in respect of current year	1,404	(1,621)	(2,629)
Changes in deferred tax	(42,281)	(35,743)	2,532
	(40,877)	(37,364)	(97)

Notes to the Consolidated Financial Statements

The tax expense for the year can be reconciled to the accounting profit as follows:

	2016	2015	2014
Amounts in USD ‘000		Unaudited	Unaudited
Loss before tax	(46,941)	(432,367)	(56,566)
Income tax expense calculated at applicable tax rate of Cyprus of 12.5%	5,868	54,046	7,083
Impact on expenses not deductible for tax purposes	(3,569)	(52,846)	4,670
Tax rates applicable to jurisdictions other than Cyprus	(2,212)	(37,364)	(24,250)
Impact of revision of probability of recoverability of deferred tax asset on losses relating to exit tax (Note 3A)	(40,964)	—	—
Over (Under) provision of last years’ tax charge	—	(1,200)	12,400
Tax expense recognised in consolidated statement of comprehensive income	(40,877)	(37,364)	(97)

The deferred tax liability comprises temporary differences attributable to:

2016
Amounts in USD ‘000
Pension	542
Share based payments (Options)	8
Deferred tax assets	550

Property, Plant and Equipment including tax gain/loss account	(11,901)
Deferred tax liabilities	(11,901)
Net deferred tax liability	(11,351)

Deferred tax assets are recognised only to the extent that they relate to foreseeable taxable profits.

13.Earnings per share

Basic and diluted earnings per share

	2016	2015	2014
Amounts in USD ‘000		Unaudited	Unaudited
Basic and diluted loss per share	(1.12)	(44.25)	(5.38)

Notes to the Consolidated Financial Statements

The earnings and weighted average number of ordinary shares used in the calculation of basic and diluted earnings per share are as follows:

	2016	2015	2014
Amounts in USD ‘000		Unaudited	Unaudited
Loss for the year	(87,818)	(469,730)	(56,663)
Weighted average number of ordinary shares for the purpose of basic earnings per share (shares 000)	78,227	10,616	10,524
Weighted average number of diluted shares for the purpose of diluted earnings per share (shares 000)	78,227	10,616	10,524

The Group has three categories of dilutive potential ordinary shares: Convertible bonds, Share Options and Warrants. These have been excluded in calculating the diluted EPS as their impact will have been anti-dilutive.

The calculations of both basic and diluted earnings per share in respect to the number of ordinary shares have been adjusted retrospectively as a result of the Company’s right issue and reverse share split as disclosed in Note 19.

14.Cash and cash equivalents and other bank balances

	2016	2015
Amounts in USD ‘000		Unaudited
Cash at the bank and in hand	147,726	96,045
Cash and cash equivalents for the purpose of the cash flow statement	147,726	96,045

Escrow account regarding employee’s tax	8,030	10,069
Restricted cash	20,072	54,196
Cash collateral	—	8,077
Total cash and cash equivalents and other bank balances	175,829	168,387

The restricted cash balance of USD 20.1 million (2015: USD 54.2 million), relates to deposit arrangements in the loan agreements.

Notes to the Consolidated Financial Statements

15.Trade receivables

The normal credit period, when issuing invoices for drilling services is 30 days. Interest is charged on late payment of the receivables in accordance with the drilling contracts with the customers. Total trade receivables as at year end 31 December 2016 was USD 54.9 million (2015: USD 34.4 million).

	Not due	0-30 days	31-60 days	61-90 days	Over 91 days	Total
Amounts in USD ‘000
31 December 2016
Customer aging report	54,151	—	—	—	792	54,943

31 December 2015 (Unaudited)
Customer aging report	26,917	855	—	2,400	4,259	34,431

16.Rigs, machinery and equipment

	Rigs		New- builds	Fixture		Total
Amounts in USD ‘000
Year ended 31 December 2016
Opening net book amount	1,947,933		869,414	15,715		2,833,061
Additions	14,658		567,561	135		582,354
Disposals	—		—	(907)		(907)
Reclassification to completed rigs	1,436,975		(1,436,975)	—		—
Machinery and equipment fully written off	(2,098)		—	—		(2,098)
Book value before depreciations	3,397,468		—	14,943		3,412,410
Total depreciation charge	(173,734)		—	(3,753)		(177,487)
Impairment	(142,631)		—	—		(142,631)
Closing net book amount	3,081,102		—	11,190		3,092,292

At 31 December 2016
Cost	3,971,165		—	17,682		3,988,847
Accumulated depreciation	(890,063)		—	(6,492)		(896,555)
Net carrying amount	3,081,102		—	11,190		3,092,292

Estimated lifetime	2.5-30	years		3-10	years
Depreciation rates	4%-40%			10%-33%
Depreciation method	Straight line			Straight line

Notes to the Consolidated Financial Statements

	Rigs	New- builds	Fixture	Total
Amounts in USD ‘000
Year ended 31 December 2015 (Unaudited)
Opening net book amount	1,050,599	731,057	12,818	1,794,473
Additions	17,784	1,664,001	4,152	1,685,937
Reclassification to completed rigs	1,525,645	(1,525,645)	—	—
Machinery and equipment fully written off	(600)	—	—	(600)
Book value before depreciations	2,593,427	869,414	16,970	3,479,810
Total depreciation charge	(125,089)	—	(1,255)	(126,344)
Reclassification to asset held for sale	—	—	—	—
Impairment	(520,405)	—	—	(520,405)
Closing net book amount	1,947,932	869,414	15,715	2,833,061

	Rigs		New- builds	Fixture		Total
Amounts in USD ‘000
At 31 December 2015 (Unaudited)
Cost	2,668,970		869,414	21,958		3,560,342
Accumulated depreciation	(721,037)		—	(6,243)		(727,280)
Net carrying amount	1,947,933		869,414	15,715		2,833,061

Estimated lifetime	2.5-25	years		3-10	years
Depreciation rates	4%-40%			10%-33%
Depreciation method	Straight line			Straight line

Rigs include the rigs Songa Dee, Songa Trym, Songa Delta, Songa Equinox, Songa Endurance, Songa Encourage and Songa Enabler.

The additions in rigs in 2016 mainly relate to the completion and recognition of the Songa Enabler construction project.

Assets in the amount of USD 3.1 billion, have been pledged to secure Group’s borrowings of USD 1,999.0 million as of 31 December 2016 (see Note 20).

Borrowing costs relating to the Cat D new-builds, have been capitalised in the total amount of USD 21.5 million for the year ended 2016 (2015: USD 79.4 million).

Borrowing costs were capitalised at the weighted average rate of its general borrowings of 6.6% (2015: 6.4%).

During the year the Group has recognised an impairment loss on fixed assets totaling to USD 144.7 million (2015: USD 521.0 million). Please refer to Note 17 for details.

Notes to the Consolidated Financial Statements

During 2016, Management reviewed the rig’s useful economic life and concluded that the useful economic lives of Songa Dee, Songa Delta and Songa Trym should be revised. The change has been accounted for as a change in accounting estimate and resulted in an additional depreciation expense of USD 16.2 million during the year ended 31 December 2016.

17.Impairment

The Group has recognised USD 144.7 million (2015: USD 521.0 million; 2014: USD 64.9 million) as impairment loss. The impairment is related to the following assets;

	2016	2015	2014
Amounts in USD ‘000		Unaudited	Unaudited
Songa Mercur and Songa Venus “held for sale”	—	—	60,652
Songa Trym, Songa Dee, Songa Delta	142,631	520,405	—
Impairment of fixed assets	142,631	520,405	60,652

Machinery and equipment fully written off	2,098	600	4,247
Total impairment	144,729	521,005	64,899

Year ended 31 December 2016

During 2016, management has assessed whether there are indications that may indicate that the rigs are impaired. In evaluating the external and internal indicators, management considers, among other, the oil price, market industry conditions and future prospects of existing rigs.

Impairment tests were performed for all seven rigs during 2016. Management has assessed the recoverability of the rigs and has recognised an impairment loss of USD 144.7 million as of 31 December 2016. The 2016 impairment loss consists of USD 142.6 million related to Songa Dee of USD 63.6 million, Songa Delta of USD 45.5 million and Songa Trym of USD 33.5 million, as well as USD 2.1 million related to scrapping of obsolete fleet spare parts. No impairment loss has been recognised in 2016 for the Cat D rigs.

The recoverable amount of Songa Dee and Songa Delta which has been determined based on the value-in-use calculations, estimated using cash flows projections from financial budgets approved by management, equals to USD 116.0 million and USD 86.5 million respectively.

The main assumptions applied in the value in use calculations were:

o	Weighted average cost of capital (WACC): 8.40% (2015: 9.10% - 9,50%; 2014: 8.75%)
o	Revenue: In accordance with contract revenue for fixed contract period and option period. Thereafter the Group has applied estimated contract revenue based on contracted values today for similar rigs.
o	Utilization: up to 97.00% (2015: up to 94%)

Notes to the Consolidated Financial Statements

The recoverable amount of Songa Trym, which has been determined based on the fair values (Level 2) based on independent brokers’ estimates less costs to sell, equal to USD 21.0 million.

Year ended 31 December 2015

Impairment tests were performed for all seven rigs during 2015. Management has assessed the recoverability of the rigs and has recognised an impairment loss of USD 521.0 million as of 31 December 2015. The 2015 impairment loss of USD 520.4 million related to Songa Dee of USD 87.5 million, Songa Delta of USD 187.5 million and Songa Trym of USD 245.5 million, as well as USD 0.6 million related to scrapping of obsolete fleet spare parts. No impairment loss has been recognised in 2015 for the Cat D rigs.

The recoverable amount of Songa Dee which has been determined based on the value-in-use calculations, estimated using cash flows projections form financial budgets approved by management, equals to USD 201.0 million.

The recoverable amount of Songa Delta and Songa Trym, which has been determined based on the fair values (Level 2) based on independent brokers’ estimates less costs to sell, equal to USD 140.0 million and USD 61.0 million respectively.

Year ended 31 December 2014

During 2014, Songa Venus and Songa Mercur were impaired by an amount of USD 60.7 million consisted of USD 4.7 million related to certain fixed assets of the two rigs that were on the rig when delivered to the buyer, USD 41.0 corresponding to the two rigs’ EBITDA in the operational period of 2014 and USD 15.0 million related to the valuation of the two rigs, both in accordance with the accounting practice for Assets Held for Sale.

During 2014, a value in use assessment was performed for Songa Dee, Songa Delta and Songa Trym. No impairment was recognised as the value in use was higher that the book value for all the three rigs.

Sensitivity analysis for 2016 impairment

The assumptions above are all subject to significant judgment and that there is uncertainty to the outcome of these assumptions. Due to this uncertainty, the Group has performed sensitivity analyses of the main assumptions for the three rigs.

A decrease in WACC with one percentage point, would reduce the value in use for Songa Dee with USD 6.5 million and USD 5.0 million for Songa Delta. An increase in WACC with one percentage point, would increase the value in use for Songa Dee with USD 6.1 million and USD 4.5 million for Songa Delta.

An increase/decrease of 5% in revenue would increase/ reduce the value in use with USD 34.9 million.

Notes to the Consolidated Financial Statements

An increase/decrease of 2% points in utilization, would increase/ reduce the value in use with USD 14.4 million.

18.Other assets

	2016	2015
Amounts in USD ‘000		Unaudited
Rechargeable	731	—
Deposits	893	903
Deferred mobilization expense / contract preparation	174	442
VAT receivables	1,601	3,027
Other receivables	443	6,335
Other assets	3,843	10,707

19.Authorised and issued capital and share premium

	Number of shares (000)	Share capital	Share premium (before cost of share capital)	Cost of share capital	Total issued capital
Amounts in USD ‘000
1 January 2014 (Unaudited)	812,913	123,448	641,980	(24,155)	741,273
Issue of share capital	61,000	9,314	16,043	—	25,357
31 December 2014 (Unaudited)	873,913	132,762	658,023	(24,155)	766,630

1 January 2015 (Unaudited)	873,913	132,762	658,023	(24,155)	766,630
Issue of share capital	—	—	—	—	—
31 December 2015 (Unaudited)	873,913	132,762	658,023	(24,155)	766,630

1 January 2016	873,913	132,762	658,023	(24,155)	766,630
Issue of share capital	10,356,211	11,784	162,138	(3,171)	170,751
Share capital reduction	—	(106,440)	—	—	(106,440)
Reverse consolidation split	(11,117,347)	—	—	—	—
31 December 2016	112,776	38,106	820,162	(27,326)	830,941

Authorised share capital:

As of 31 December 2016 and 31 December 2015 the Company’s authorised share capital comprises of 113,023,334 ordinary shares with nominal value of EUR 0.10 each.

Notes to the Consolidated Financial Statements

Issued share capital:

On 13 April 2016, the Company’s board of directors approved the reduction of the Company’s issued share capital by cancelling paid up nominal capital to the extent of EUR 0,109 per share on each of the 873,912,544 ordinary shares in issue and reducing the nominal value of all such ordinary shares from EUR 0.11 to EUR 0.001 each.

The entire amount of EUR 95,256 thousands (approximately USD 106,440 thousands) cancelled from the Company’s  issued share capital as a result of the above share capital reduction  was transferred and credited into the capital redemption reserve.

On 20 April 2016, the Group successfully fulfilled all the contemplated conditions for the refinancing. As a result, the Company has issued 8,466,839,157 new Class A shares of nominal value EUR 0.001 each, of which (i) 7,347,678,915 shares were issued as part of a full conversion of the USD 150.0 million subordinated convertible bond loan, SONG06 and (ii) 608,399,269 shares for SONG04 bond, 325,889,248 for SONG05 bond and 184,871,725 shares for the shareholder loan from Perestroika AS were issued as equity compensation for conversion of accrued interest and for reducing interest payments.

During the year ended 31 December 2016 the Company issued additional 471,518,973 ordinary shares as a result of the partial conversion of the USD 125.0 million convertible bond.

Rights issue:

In May 2016 the Group invited its shareholders to a rights issue of 1,418,100,100 ordinary shares at an issue price of NOK 0.15 per share. The issue was fully subscribed raising gross proceeds of USD 25.0 million.

The 8,466,839,157 Class A shares issued in April 2016 were converted to ordinary, tradable shares on 16 November 2016. The Class A shares had equal rights as and ranked pari passu with the Company’s existing ordinary shares, also with respect to voting and dividends.

In order for the Group to ensure compliance with section 2.4 of the Oslo Stock exchange continuing obligations and to secure adequate pricing of the share above NOK 1.00, the Group on 12 December 2016 performed a 100:1 reverse share split.

The new number of issued shares (prior to completion of the reverse share split) was 11,229,643,800, each of nominal value EUR 0.001. Following completion of the reverse share split, the number of issued shares outstanding was 112,296,438 of nominal value EUR 0.10 each.

The total number of issued shares in the Group as at 31 December 2016 was 112,775,810, each with a par value of EUR 0.10.

Notes to the Consolidated Financial Statements

The number of issued share capital and registered with the Registrar of Companies as of 31 December 2016 is 113,023,334, which have been included for trading subsequent to the year-end. The difference of 247,524 shares between authorised and issued shares is due a timing difference between the actual conversion date and the date of registration to the Cyprus Companies Registrar.

The total number of issued shares in the Group as of 31 December 2015 and 2014 was 873,912,544, each with a par value of EUR 0.11.

On 26 February 2014 the Group announced the completion of a subsequent offering of 61 million shares at NOK 2.50 per share following a private placement in December 2013.

20  largest shareholders as at 31 December 2016

Shareholder	Number of shares in ‘000	Ownership interest in %
Perestroika AS	50,017,107	44.35%
Euroclear Bank N.V.	21,554,848	19,11%
Goldman, Sachs & Co.	6,857,836	6.08%
Goldman Sachs International	3,858,267	3.42%
MP Pensjon PK	2,642,723	2.34%
Fidelity Funds – Nordic Fund/ SICAV	1,808,292	1.60%
The Bank of New York Mellon N.V.	1,219,504	1.08%
UBS Switzerland AG	1,047,305	0.93%
Spontel AS	659,379	0.58%
Morgan Stanley & Co. International	589,075	0.52%
Nordnet Livsforsikring AS	509,127	0.45%
Nordnet Bank AB	491,491	0.44%
DNB NOR Markets, Aksjehand/ Analyse	445,792	0.40%
SEB Prime Solutions Sissener Canop	350,000	0.31%
Clipper A/S	320,649	0.28%
Pareto Kreditt	316,304	0.28%
Verdipapirfondet DNB SMB	306,401	0.27%
Valdal	293,909	0.26%
Avanza Bank AB	270,548	0.24%
DP Holding AS	250,987	0.22%
	93,809,544	83.18%
Others	18,966,266	16,82%
	112,775,810	100.00%

As at 31 December 2016, Perestroika AS together with its affiliated and related parties had 50,094,857 shares corresponding to 44.41% (2015: 50,21%, 2014: 50,21%).

Notes to the Consolidated Financial Statements

Shares owned by the members of the Board and senior management as of 31 December 2016:

Shares
Name
Frederik W. Mohn – Chairman	50,094,857
Bjornar Iversen – Chief Executive Officer	53,325
Jan Rune Steinsland – Chief Financial Officer	29,157
Arnaud Bobillier – Board Member	21,300
Johan Kristian Mikkelsen – Board Member	10,000
Michael Mannering – Board Member	13,769
Mark Bessell – Chief Operating Officer	7,355

Please see Note 25 for details on remuneration to management.

20.Borrowings

Loan overview

	2016	2015
Amounts in USD ‘000		Unaudited
Non-current
Bank loans and other facilities	1,733,960	1,516,849
Bond loans	246,640	242,964
Convertible bond	37,826	116,359
	2,018,426	1,876,172

Current
Bank loans and other facilities	264,977	291,977
	264,977	291,977

Total borrowings	2,283,403	2,168,149

As of 31 December 2016, total drawn and outstanding debt for the Group consisted of the following:

USD 164.7 million outstanding under the senior unsecured NOK 1,400.0 million bond issued in November 2011. Following the amendment in April 2016 and 16 December 2016 the bond carries a 2.55% fixed interest from and including 1 October 2016 until 17 May 2018, 10.5% fixed interest from 17 May 2018 until 20 May 2019, followed by 6.90% fixed interest until maturity. The bond is scheduled to be repaid with 1/3 at 103.5% at par on 20 May 2019, and the remaining 2/3 to be repaid at 104.25% at par at maturity on 17 November 2020.

Notes to the Consolidated Financial Statements

USD 81.9 million outstanding under the senior unsecured NOK 750.0 million bond issued in June 2012. Following the amendment in April 2016 the bond carries a fixed interest 2.45% from and including 1 October 2016 until 11 December 2018, followed by 6.00% fixed interest until 11 June 2021. The bond is scheduled to be repaid with 1/3 at par on 11 December 2018, and the remaining 2/3 to be repaid at 100.75% at par on maturity 11 June 2021.

USD 112.5 million outstanding of the bank facility that the Company entered into in October 2010, with a LIBOR + 2.83%. The loan is repaid with quarterly instalments until final maturity in March 2018, on which date a balloon payment of USD 13.9 million is due.

USD 102.0 million outstanding under the junior facilities for the financing of Songa Equinox, which were drawn in connection with the delivery of the rig in June 2015. The interest rate is 7.50% fixed.

USD 335.8 million outstanding under the senior facilities for the financing of Songa Equinox, which were drawn in connection with the delivery of the rig in June 2015. The interest rate is LIBOR + 3.00%. The Company has entered into interest rate swaps in the amount of USD 250.0 million related to this loan.

USD 345.0 million outstanding under the senior facilities for the financing of Songa Endurance, which were drawn in connection with the delivery of the rig in August 2015. The interest rate is LIBOR + 3.00%. The Company has entered into interest rate swaps in the amount of USD 100.0 million related to this loan.

USD 105.0 million outstanding under the junior facilities for the financing of Songa Endurance, which were drawn in connection with the delivery of the rig in August 2015. The interest rate is 7.50% fixed.

USD 490.1 million outstanding under the facility for the financing of Songa Encourage, which were drawn in connection with the delivery of the rig in December 2015. The interest rate is LIBOR + 2.50%. The Company has entered into interest rate swaps in the amount of USD 190.0 million related to this loan.

USD 508.6 million outstanding under the facility for the financing of Songa Enabler, which were drawn in connection with the delivery of the rig on 31 March 2016. The interest rate is LIBOR + 2.50%. The Company has entered into interest rate swaps in the amount of USD 202.5 million related to this loan.

USD 115.4 million outstanding under the subordinated convertible bond issued in April 2016 with a book value of USD 37.8 million at 31 December 2016. The convertible bond has a conversion price of USD 2.02 following the reverse share split, semi-annual coupon payments at 2.00% per annum and matures in April 2022.

USD 50.0 million outstanding under the unsecured shareholder loan from Perestroika AS. Following the amendment in April 2016 and 16 December 2016 the interest is 2.55% fixed rate from and including 1 October 2016 until 30 June 2018, 3 months LIBOR + 9.00% from 30 June 2018 until 30 December 2019, followed by 3 months LIBOR + 6.50% until 30 December 2020. The loan is scheduled to be repaid with 1/3 on 30 December 2019, and the remaining 2/3 to be repaid on maturity 30 December 2020.

Notes to the Consolidated Financial Statements

On 31 December 2016 the cash balance in the Group was USD 175.8 million. Free and available cash as at the end of the year were USD 147.7 million while the requirement in the Group’s loan agreements is being no less than USD 50.0 million.

Overview of carrying amount at year-end

	Carrying amount		Fair value
	2016	2015	2016	2015
Amounts in USD million		Unaudited		Unaudited
Bank borrowings	1,998.9	1,808.8	2,049.0	1,569.1
Bond loans	246.6	243.0	244.5	238,8
Convertible bond 2013	—	116.4	—	103.6
Convertible bond 2016	37.8	—	115.4	—

The bond borrowings are presented at fair value based on the last observable closing price at 31 December, which also includes the equity component part. The fair values are within level 2 of the fair value hierarchy. The convertible bond is listed but the market is not considered to be active.

A.USD 125.0 million subordinated bond:

At 20 April 2016, the Group issued USD 125.0 million subordinated convertible bonds, that includes the USD 91.5 bridge bond loan issued on 17 March 2016, at a conversion price USD 0.202 with semi-annual coupon payments at 2.00% per annum. The bonds mature six years from the issue date at their nominal value. The values of the liability component and the equity conversion component were determined at the issuance of the bond. During the year ended 31 December 2016, USD 3.2 million of the carrying amount of the bond was converted into equity resulting in the issue of additional 470,792,079 ordinary shares (Note 19) prior to the reverse share split of 100:1 and 479,373 following the reverse share split.

B.Convertible USD 150.0 million bond:

At 23 December 2013, the Group issued USD 150.0 million convertible bonds at a conversion price of USD 0.51032 with semi-annual coupon payments at 4.00% per annum. The bonds carried a maturity profile six years from the issue date at their nominal value. The values of the liability component and the equity conversion component were determined at the issuance of the bond.

On 11 April 2016 the above subordinated convertible bond loan of USD 150.0 million, issued on 23 December 2013, was fully converted to equity.

Specifically, 7,347,678,915 ordinary shares were issued as part of a full conversion of the Company’s previous USD 150 million subordinated convertible bond loan.

Notes to the Consolidated Financial Statements

The convertible bond recognised in the balance sheet is calculated as follows:

	2016	2015
Amounts in USD ‘000		Unaudited
Face value of convertible bond in issue	125,000	150,000
Equity component	(88,765)	(39,538)
Equity conversion	(3,242)	—
Cost of issuance	—	(6,878)
Liability component on initial recognition	32,994	103,584
Interest expense	6,666	24,823
Interest paid	(1,171)	(12,000)
Fees expensed	211	7
Fees paid	(874)	(56)
Liability component at 31 December	37,826	116,359

Movement for 2016 presents only movement of the new convertible bond of USD 125.0 million issued on 20 April 2016.

Accrued interest split included in other liabilities

Amounts in USD ‘000	2016	2015
		Unaudited
Bank Borrowings	3,726	5,679

Maturity of non-current borrowings, excluding finance lease liabilities:

	2016	2015
Amounts in USD ‘000		Unaudited
Between 1 and 2 years	263,829	227,051
Between 2 and 5 years	1,356,017	1,031,769
Over 5 years	398,580	617,352
Total other liabilities	2,018,426	1,876,172

Notes to the Consolidated Financial Statements

Details regarding borrowings as at 31 December 2016

Facility	Carrying amount (amounts in millions)		Current Interest	Interest payment frequency	Balloon payment (amounts in millions)		Maturity date

Equinox - Junior	USD	102.0	7.50% Fixed	Quarterly		—	29 June 2025
Equinox - Senior	USD	335.8	LIBOR + 3.00%	Quarterly	USD	61.6	*29 September 2021
Endurance - Junior	USD	105.0	7.50% Fixed	Quarterly		—	19 August 2025
Endurance - Senior	USD	345.0	LIBOR + 3.00%	Quarterly	USD	61.6	*19 November 2021
Encourage	USD	490.1	LIBOR + 2.50%	Quarterly	USD	226.8	*10 December 2020
Enabler	USD	508.6	LIBOR + 2.50%	Quarterly	USD	231.4	*30 March 2021
Dee, Trym and Delta	USD	112.5	LIBOR + 2.83%	Quarterly	USD	13.9	31 March 2018
Shareholder Loan	USD	50.0	2.55% Fixed	Quarterly		—	30 December 2020

Bond loan	NOK	1,400.0	2.55% Fixed	Semi-annual			17 November 2020
Bond loan	NOK	750.0	2.45% Fixed	Semi-annual		—	11 June 2021
Convertible bond	USD	115.4	2.00% Fixed	Semi-annual		—	19 April 2022

* Certain tranches have longer maturities.

Bond loans of NOK 1,400.0 million and NOK 750.0 million are hedged using cross currency interest rate swap. The senior credit facilities for Equinox and Endurance, and the credit facilities for Encourage and Enabler are partly hedged using interest rate swaps. Details for the hedging can be found in Note 5.

21.Other liabilities

	2016	2015
Amounts in USD ‘000		Unaudited
Withholding tax	15,337	19,102
Accrued expenses	25,573	32,284
Accrued employee cost	9,169	19,628
Bank accrued interest	3,726	5,679
Other liabilities	2,018	1,793
Total other liabilities	55,822	78,485

22.Share based payments and other employee benefits

At year end 2016 the Group operates a cash-settled share-based compensation plan and an equity settled plan for management.

Cash settled synthetic options – (SAR)

In 2009 the Group established a program based on cash settled synthetic options, also known as stock appreciation rights (SAR). The synthetic shares have been granted by Songa Offshore SE and are based on the

Notes to the Consolidated Financial Statements

share price of the ultimate parent, Songa Offshore SE, whereas the employees are in different subsidiaries. Settlement of the synthetic share options will be done by funds from Songa Offshore SE, but actual payment will be done by each subsidiary/branch in order to comply with local tax and reporting requirements. Synthetic share options are granted to directors and to selected employees. The exercise price of the granted options is equal to the market price of the shares at the date the options are granted. Options are conditional on the employee completing 36 months of service. “Vested” means that no rights are earned until after 12 months. Further, any person leaving the Group may only exercise options fully vested at the time. Finally, all options are immediately exercisable in case of a change of control or a successful offer for the Group.

The Option series are vested and exercisable as follows:

Options in Option series 5 (labelled 4 in the table below) will be fully vested 31 December 2017. The options may be exercised at any time over the following 36 months.

All share options granted in 2013 had a weighted average fair value at grant date of NOK 3.01.

The number of shares were adjusted to 100:1 following the reverse share split.

Options were priced using Black & Scholes option pricing model. Where relevant, the expected life used in the model has been adjusted based on management’s best estimate for the effects of non-transferability, exercise restrictions, and behavioral considerations.

Option series	Outstanding options	Grant date	Expiry date	Exercise price		Weighted average fair value at year- end 2016

01.2013 - 4	35,807	08.01.2013	31.12.2017	NOK	7.54	NOK	31.3400

Option series	Reporting date share price (close)		Average remaining expected life		Expected volatility	Exercise price		Risk free interest rate

01.2013 - 4	NOK	0.98	1	year	483.40%	NOK	7.54	0.51%

Following the private placement in October 2008, the historic volatility have increased and fluctuated in the range of 50 – 100%. Prior to this, the volatility was steady around 40%. We have used a historical volatility in these calculations.

Notes to the Consolidated Financial Statements

Overview of carrying amount at year-end

	2016			2015
				Unaudited
Option activity	Options	Weighted average exercise price		Options	Weighted average exercise price

Balance at beginning of year	3,908,905	NOK	5.06	5,700,222	NOK	6.95
Cancelled	(27,611)	NOK	2.80	—		—
Exercised	—		—	—		—
Modification	(3,544,917)	NOK	4.06	—		—
Forfeited	(16,251)	NOK	4.64	—		—
Expired	(284,319)	NOK	3.87	(1,791,317)	NOK	11.07
Balance at year end	35,807	NOK	3,64	3,908,905	NOK	5.06

Vested options	35,807	NOK	3,64	2,697,670	NOK	5.57

Weighted average financial value of options granted during financial year	—	NOK	0.00	—	NOK	0.00

Due to issuance of new shares 2013 and 2014 the options in all series were adjusted in order to maintain their value. The adjustment was made according to rules set by the Oslo Stock Exchange.

Out of the 35,807 outstanding options (2015: 3,908,905 options), nil options (2015: Nil) were exercisable. Fully vested options are not exercisable when the market value of the share is below the exercise price.

The Group has recognised a cost relating to the share options amounting to USD 0.07 million for 2016 (2015: reduction in cost USD 0.05 million; 2014: reduction in cost USD 0.10 million).

For the year ended 31 December 2016 the Group had a total liability of USD 0.4 million (2015: USD 0.4 million).

Equity settled long term incentive plan (LTIP)

The equity settled plan (Long Term Incentive Plan, or “LTIP”) is in the form of restricted share units (RSU) granted to management and to key employees. Each RSU gives the right to receive one share upon vesting. The fair value of each RSU is calculated when the RSU is awarded to each employee and recognised on a straight line basis over the vesting period. Any person leaving the Group may only exercise RSU fully vested at the time.

Notes to the Consolidated Financial Statements

Finally, all RSU are immediately exercisable in case of a change of control or a successful offer for the Group. The RSUs series are vested and exercisable as follows:

(i)	RSU in series 1 vest and are exercisable at 1 July 2017
(ii)	RSU in series 2 vest and are exercisable at 1 July 2018

All RSU were granted in 2016 at a fair value of NOK 0.20 (NOK 20.00 adjusted for the reverse share split).

The number of shares granted in November 2016 were adjusted to 100:1 following the reverse share split.

RSU series	Outstanding RSU	Grant date	Vesting date	Fair value

11.2016 - 1	555,780	24.11.2016	01.07.2017	NOK	20.00
11.2016 - 2	555,780	24.11.2016	01.07.2018	NOK	20.00

Overview of RSU at year-end

	2016			2015
				Unaudited
RSU activity	RSU	Weighted average fair value		Options	Weighted average fair value

Balance at beginning of year	3,880,553	NOK	1.95	8,108,234	NOK	1.95
Granted	111,156,000		—	—		—
Exercised	(3,861,523)		—	(3,838,691)	NOK	0.99
Modification/Dividends	(110,044,440)		—	2,801		—
Cancelled	—		—	(55,970)		—
Forfeited	(19,030)		—	(335,821)		—
Expired	—		—	—		—
Balance at year end	1,111,560	NOK	20.00	3,880,553	NOK	1.95

Out of the 1,111,560 (2015: 3,880,553) outstanding RSU NIL were exercisable at 31 December 2016.

The number of shares granted in November 2016 were adjusted to 100:1 following the reverse share split.

The Group has recognised a cost of USD 0.3 million (2015: USD 1.9 million) in 2016 related to the RSU with corresponding credit in other reserves.

Employee Discounted Share Purchase Plan (EDSPP)

The Group has established a new Employee Discounted Share Purchase Plan (EDSPP) available to all employees.

Notes to the Consolidated Financial Statements

EDSPP gives the opportunity to all employees within the Group to save a part of their salary. Following a certain period of such savings, the relevant company in the Group, with which the employee is employed, will provide an additional contribution of 15% based on the amount saved by the respective employee. The saving made by the employee and the additional contribution are used to purchase Songa Offshore SE shares under the employee’s name on a semi-annual basis.

Going forward, such purchases of shares under the EDSPP will be made in accordance with the safe harbor rules under section 3-12 of the Norwegian Securities Trading Act and the EU Commission Regulation on exemptions for buy-back programs which will provide safe harbor from the insider trading rules (the safe harbor rules). The share purchases will be made during the five last trading days in November and May each year, first time in November 2016. In accordance with the safe harbor rules, the purchased volume, as well as the average purchase price per share, will be announced on a daily basis. Following the last day of share purchases, the allocation to primary insiders will also be announced. The maximum amount of shares to be acquired under the EDSPP buy-back program in May 2017, November 2017 and May 2018 will be 10,000 shares per period and the maximum consideration to be paid NOK 3,000,000 per period. Any purchases will be made by an investment firm in accordance with the procedures under the safe harbor rules.

23.Retirement Benefit plans

The Group operates both funded defined benefit plans and defined contribution plans. In a defined contribution plan the Songa Offshore is responsible for paying an agreed contribution to the employee’s pension assets. The employee bears the risk related to the investment return on the pension assets. In a defined benefit plan, Songa Offshore is responsible for paying an agreed pension to the employee based on his or her final pay. The defined benefit plans of the Group are limited to subsidiaries in Norway. For offshore employees the defined benefit plan is part of the tariff agreements. For onshore employees, the defined benefit plan was closed for new employees in 2013.

At January 1, 2017 the Group implemented the agreement from August 2016 between the parties to discontinue the defined pension agreement from 67 years. At same date current members will be issued a confirmation of accrued rights and then transferred to a new contribution plan. At December 31, 2016 the actuarial valuation include the remaining defined pension agreement covering from 60 to 67 years.

Notes to the Consolidated Financial Statements

For the defined benefit plans the principal assumptions used for the purpose of the actuarial valuations were as follows:

	2016	2015	2014
Amounts in USD ‘000		Unaudited	Unaudited
Economic assumptions
Discount rate	2.6%	2.7%	2.3%
Expected return on plan assets	2.6%	2.7%	2.3%
Expected rate of salary increase	2.5%	2.5%	2.7%
Adjustment of base amount in national insurance (G)	2.25%	2.25%	2.5%
Pension adjustment	0.0%	0.0%	0.0%

Actuarial assumptions
Expected voluntary retirement before age of retirement	—	—	—
Withdrawal rates before retirement age	0 - 8%	0 - 8%	0 - 8%
Disability rate	IR02 - Level	IR02 - Level	IR02 - Level
Death rate	K2013 BE	K2013 BE	K2013 BE
Probability of marriage	K2013 BE	K2013 BE	K2013 BE

Amounts recognised in profit or loss with respect to the defined benefit plan are as follows:

	2016	2015	2014
Amounts in USD ‘000		Unaudited	Unaudited
Current service cost	13,281	8,778	7,058
Interest	533	195	278
Net plan amendments and changes in service cost	(11,033)	—	(735)
Administration cost	59	62	73
Payroll tax	401	1,225	996
Total pension cost	3,241	10,260	7,670

Notes to the Consolidated Financial Statements

The charge for the year is included in the General and Administrative cost for the onshore based employees and in the Operating expenses for the offshore based employees in the statement of comprehensive income.

	2016	2015
Amounts in USD ‘000		Unaudited
Projected benefit obligation	(22,405)	(52,273)
Plan assets at market value	17,191	37,820
Funded status (underfunded)	(5,214)	(14,454)

Unrecognized net experience loss/(gain)	—	—
Payroll tax	—	—
Net liability for defined benefit obligations	(5,214)	(14,454)

Movements in the present value of the defined benefit obligations in the current period were as follows:

	2016	2015
Amounts in USD ‘000		Unaudited
Opening defined benefit obligation	53,535	46,301
Current service cost	15,398	9,909
Interest cost	1,408	1,050
Acquisition/ (disposal)	(43,802)	—
Payroll tax of employer contribution, assets	(1,725)	(1,594)
Benefits paid	(564)	(373)
Actuarial loss (gain)	(1,845)	(3,019)
Closing defined benefit obligation – estimated	22,405	52,273

Movements in the present value of the plan assets in the current period were as follows:

	2016	2015
Amounts in USD ‘000		Unaudited
Opening balance of plan assets	38,733	27,320
Expected return on plan assets	1,137	699
Actuarial loss	(2,973)	(1,133)
Administration/ (disposal)	(31,575)	—
Benefits paid	(564)	(373)
Employer contribution	13,958	12,901
Payroll tax of employer contribution, assets	(1,725)	(1,594)
Closing balance of plan assets – estimated	17,191	37,820

Notes to the Consolidated Financial Statements

Major categories of plan assets were as follows:

	2016	2015
Amounts in USD ‘000		Unaudited
Equities	6.7%	6.1%
Alternative investments	0.0%	4.0%
Bonds and other security	12.2%	13.6%
Cash / Money market	23.6%	25.2%
Bonds held to maturity	31.7%	33.9%
Loans and receivables	18.1%	—
Properties and real estate	7.4%	14.7%
Other	0.3%	2.6%
Total	100.0%	100.0%

Experience adjustments on plan liabilities, loss/(gain)	(1,845)	(3,019)
Experience adjustments on plan assets, loss (gain)	2,973	1,133
Total	1,128	(1,886)

The sensitivity of the defined benefit obligation to changes in the weighted principal assumptions is:

Impact on defined benefit obligation	Change in assumption	Increase in defined benefit liability	Decrease in defined benefit liability
Discount rate	0.5%-points	-9.4%	7.6%
Salary growth rate	0.5%-points	8.4%	-12.2%
Pension growth rate	0.5%-points	1.3%	-1.4%

			Increase by 1 year in defined benefit liability	Decrease by 1 year in defined benefit liability
Life expectancy	1	year	3.2%	-3.2%

The above sensitivity analysis is based on a change in assumption while holding all other assumptions constant. In practice, this is unlikely to occur, and changes in some of the assumptions may be correlated.

When calculating the sensitivity of the defined benefit obligation to significant actuarial assumptions the same method has been applied as when calculating the pension liability recognised within the statement of financial position.

Notes to the Consolidated Financial Statements

24.Transactions with related parties

Year ended 31 December 2016

The largest shareholder of Songa Offshore, Perestroika AS, a company controlled by the chairman, Mr. Frederik W. Mohn, holds (together with related parties) a total of 44.35% (2015: 50.21%, 2014: 50.21%) of the shares in the Group. In June 2015 the Company established USD 50.0 million under the unsecured shareholder loan from Perestroika AS. Please refer to Note 20 for more details.

On 16 March 2016 Perestroika AS established a guarantee facility in relation to the Songa Enabler financing up to but not exceeding USD 22.7 million. Fees paid to Perestroika AS during 2016 were USD 1.5 million. As of 31 March 2017 this guarantee has been released by the relevant lenders from all its obligations and liabilities.

Year ended 31 December 2015

Songa Offshore T&P Norway AS has entered into a lease on 1st March 2015, for a 5,000 square meter warehouse in the Mongstad base for a term of 10 years, with Mongstad Base AS, an entity associated to Mr. Frederik W. Mohn’s family. The Mongstad base was sold in August 2015.

Year ended 31 December 2014

The Group has received legal services from the law firm Harneys Aristodemou Loizides Yiolitis LLC. Nancy Ch. Erotocritou, a former member of the Board of Directors until her resignation on 24 January 2014, is a partner of this firm. Total fees paid for services rendered for 2014 were USD 0.01 million. The Group had no liability as at 31 December 2014.

Notes to the Consolidated Financial Statements

25.Key Management Remuneration

Remuneration in 2016:

	Director’s fee	Salary	Bonus	Pension	Benefits in kind	Other payment	Annual Leave	LTIP/ EDSPP	Total
Amounts in USD ‘000
Executive management:
Bjornar Iversen – CEO	—	522	100	20	175	—	—	22	871
Jan Rune Steinsland - CFO	—	559	77	34	144	—	—	20	834
Mark Bessell - COO	—	604	135	27	29	—	51	16	861
Total remuneration executive management	—	1,715	312	81	348	—	51	58	2,565

Board of Directors:
Frederik W. Mohn - Chairman	—	—	—	—	—	—	—	—	—
Michael Mannering - Board Member	157	—	—	—	—	—	—	—	157
Arnaud Bobillier - Board Member	77	—	—	—	—	—	—	—	77
Christina Ioannidou - Board Member	78	—	—	—	—	—	—	—	78
Johan Kr. Mikkelsen - Board Member	52	—	—	—	—	—	—	—	52
Ronald B. Blakely – Board Member	98	—	—	—	—	—	—	—	98
Geir Sandvik – Nomination Committee Member	7	—	—	—	—	—	—	—	7
Paal Victor Minne - Chairman Election/ Nomination Committee	10	—	—	—	—	—	—	—	10
Total remuneration of Board of Directors and Committee Members	479	—	—	—	—	—	—	—	479

Notes to the Consolidated Financial Statements

Remuneration in 2015 (Unaudited):

	Director’s fee	Salary	Bonus	Pension	Benefits in kind	Other payment	Annual Leave	LTIP/ EDSPP	Total
Amounts in USD ‘000
Executive management:
Bjornar Iversen – CEO	—	586	147	21	170	—	17	69	1,010
Jan Rune Steinsland - CFO	—	584	138	37	221	—	—	63	1,043
Mark Bessell - COO	—	503	179	19	68	—	36	49	854
Total remuneration executive management	—	1,673	465	77	459	—	53	181	2,908

Board of Directors:
Frederik W. Mohn - Chairman	—	—	—	—	—	—	—	—	—
Michael Mannering - Board Member	157	—	—	—	—	—	—	—	157
Arnaud Bobillier - Board Member	77	—	—	—	—	—	—	—	77
Jon E. Björstad - Board Member (resigned 18 February 2015)	9	—	—	—	—	—	—	—	9
Christina Ioannidou - Board Member	75	—	—	—	—	—	—	—	75
Johan Kr. Mikkelsen - Board Member (appointed 18 February 2015)	68	—	—	—	—	—	—	—	68
Ronald B. Blakely – Board Member (appointed 29 April 2015)	33	—	—	—	—	—	—	—	33
Geir Sandvik – Nomination Committee Member	7	—	—	—	—	—	—	—	7
Total remuneration of Board of Directors and Committee Members	427	—	—	—	—	—	—	—	427

Notes to the Consolidated Financial Statements

Remuneration in 2014 (Unaudited):

	Director’s fee	Salary	Bonus	Pension	Benefits in kind	Other payment	Annual Leave	LTIP/ EDSPP	Total
Amounts in USD ‘000
Executive management:
Bjornar Iversen – CEO	—	689	142	36	230	—	—	—	1,097
Jan Rune Steinsland - CFO	—	766	109	39	49	—	—	—	963
Mark Bessell - COO	—	470	123	18	108	—	—	—	719
Total remuneration executive management	—	1,925	373	93	387	—	—	—	2,778

Board of Directors:
Frederik W. Mohn – Chairman (appointed 24 January 2014)	—	—	—	—	—	—	—	—	—
Michael Mannering board member (appointed 24 January 2014)	201	—	—	—	—	—	—	—	201
Arnaud Bobillier - board member	77	—	—	—	—	—	—	—	77
Jon E. Bjorstad - board member (appointed 24 January 2014)	75	—	—	—	—	—	—	—	75
Christina Ioannidou – board member (appointed 24 January 2014)	73	—	—	—	—	—	—	—	73
Nancy Erotocritou - board member (resigned 24 January 2014)	5	—	—	—	—	65	—	—	70
Steven James McTiernan (resigned 24 January 2014)	5	—	—	—	—	65	—	—	70
Total remuneration Board of Directors	436	—	—	—	—	130	—	—	566

Key executive management consists of Group executive management being: Chief Executive Officer - CEO, Chief Financial Officer - CFO, Chief Operating Officer - COO, whose remuneration is disclosed separately above.

The CEO and the COO are included in defined contribution plans. The CFO is included in the defined benefit plan for qualifying employees of the Norwegian branch of Songa Offshore SE. Under the plan, the employees are entitled to retirement benefits of 70% of final salary, limited to twelve times the national insurance base amount (Folketrygdens grunnbeløp (G)), on attainment of a retirement age from 62 to 67. No other post-retirement benefits are provided to the executive management (see Note 23). The Group has one share option program, one shared discounted plan and one equity program per 31 December 2016 (see Note 22).

Notes to the Consolidated Financial Statements

The remuneration to the members of the Board is determined on an annual basis. The directors will be reimbursed for, inter alia, travelling and other expenses incurred by them in attending meetings of the Board.

A director who has been given a special assignment beside the normal duties of a member of the Board may be paid such extra remuneration as the Board may determine.

No loans or guarantees are granted to the Chairman, member of the Board, CEO, employees, management, shareholders or other related parties to any of these groups.

The executive management has not received any other remuneration from any Group companies other than what is disclosed above. There has been no additional remuneration for any special services exceeding the normal work scope of executive management.

26.Available for sale financial assets

Overview of available for sale financial assets at 31 December

	2016	2015
Amounts in USD ‘000		Unaudited
Investment in Opus arrangement	—	8,044
Seller’s Credit	11,500	27,347
Songa Mercur Contract Coverage	6,790	10,147
At 31 December	18,290	45,538

Investment in Opus arrangement

On 23 July 2014 the Group entered into a contractual right to receive arrangement for the management of the two rigs disposed with Opus Offshore Group. The Group has in substance disposed 100% of the two rigs and 50% of its non‑Norwegian business to Opus. The Group has provided an option to Opus Offshore to acquire Songa Offshore's 50% stake in the arrangement for USD 20 million, exercisable only upon the expiry of thirty (30) months from 25 April 2014.  On 17 February 2017 the Supreme Court of Bermuda had issued a Winding Up Order on Opus Offshore Ltd and appointed joint provisional liquidators. As a result of such court order a specified default event had been triggered in accordance to the agreement and consequently on 23 February 2017, the Company served a default notice to Opus Offshore Ltd and exercised the Company’s put option right by requiring the same to purchase all of the Company’s interest in the agreement at the price of USD 20 million. The Group has determined that no amounts are expected to be received in relation to the exercised put option.

As of 31 December 2015, the arrangement was recognised by the Company at a fair value of USD 8.0 million, which represented the estimated fair value using a discount rate of 12% at initial recognition based on the projected cash flows given its right to receive cash out of this arrangement. In valuing the arrangement management had also considered, among other, the value of the call option granted to Opus Offshore Ltd. As of 31 December 2016, the fair value of the available for sale investment was determined by the Group at USD nil.

Notes to the Consolidated Financial Statements

The following table presents the changes in Investment in the Opus arrangement for the year ended 31 December 2016

	2016	2015
Amounts in USD ‘000		Unaudited
At 1 January	8,044	16,823
Revision of estimate of financial assets	(8,044)	(12,120)
Interest income	—	3,341
At 31 December	—	8,044

Seller’s Credit – designated as available-for-sale

The Seller’s credit is part of the proceeds for the sale of Songa Venus. A deferred consideration of USD 34.2 million which is payable to Songa Offshore on (or before) 31 December 2017 and structured as seller’s credit secured with a 2nd priority mortgage over Songa Venus and a Parent Company Guarantee from the Opus Offshore Group.

As of 31 December 2014, the Group presented the seller’s credit as a non-current available-for-sale financial asset as its settlement was due on (or before) 31 December 2017.

As of 31 December 2015, the Group was actively seeking for a buyer and management was expecting that the net seller’s credit would have been disposed within 12 months for the reporting date. To this respect, management considered that the net seller’s credit should be re-classified as a current asset.

As of 31 December 2016, management has reassessed the classification and the expected settlement date of the net sellers’ credit to 30 September 2018 and as such the Group has presented the net seller’s credit as a non-current available-for-sale financial asset

The fair value of the financial assets, using a discount rate of 25.0%, was at 31 December:

	2016	2015
Amounts in USD ‘000		Unaudited
At 1 January	27,347	24,269
Interest income	3,544	3,078
Revision of estimate of financial assets	(11,500)	—
Fair value remeasurement	(7,891)	—
At 31 December	11,500	27,347

Notes to the Consolidated Financial Statements

Songa Mercur Contract Coverage

The Songa Mercur Contract Coverage is part of the proceeds of the sale of Songa Mercur. The earn out mechanism is up to USD 21.7 million, to be paid proportionally to Songa Offshore based on Songa Mercur employment between 1 January 2014 and commencement of SPS in 2015 and to be paid in 2015 or early 2016 depending on SPS criteria. The Company has accrued USD 10.1 million under the arrangement. No payment has been received with respect to this during 2016 or 2017. The fair value at 31 December 2016 is estimated at USD 6.8 million.

	2016	2015
Amounts in USD ‘000		Unaudited
At 1 January	10,148	12,630
Revision of estimated receipt of cash flows	(4,228)	(3,157)
Fair value remeasurement	(1,457)	—
Interest income	2,327	675
At 31 December	6,790	10,148

Songa Mercur EBITDA Upside

The Songa Mercur EBITDA Upside is part of the proceeds of the sale of Songa Mercur where Songa Offshore is entitled to receive from Opus Offshore 20% of the cumulative Songa Mercur EBITDA exceeding USD 105 million between 1 January 2014 and 31 May 2017, to be paid no later than 31 July 2017. As per 31 December 2016 nothing has been accrued as a receivable.

Notes to the Consolidated Financial Statements

27.Credit quality of financial assets

	2016	2015
Amounts in USD ‘000		Unaudited
Trade receivables
Counterparties with external credit rating (Moody’s)
Aa2	—	30,185
Aa3	54,150	—
	54,150	30,185

Counterparties without external credit rating:
Group 1	792	4,246
	792	4,246

Total unimpaired trade receivables	54,943	34,431

Cash at bank and short term bank deposits
Aa3	114,073	69,244
A1	61,586	59,770
A2	—	39,190
Caa2	163	—
Caa3	—	160
	175,822	168,363
Banks without external credit rating	4	15
Petty cash	4	9
Total cash at bank and short term bank deposits	175,829	168,387

Available-for-sale debt securities
Unrated	18,290	45,538
	18,290	45,538

	2016	2015
Amounts in USD ‘000		Unaudited
Derivative financial assets
Aa3	594	97,204
A1	2,452	—
Baa1	933	—
A3	1,061	—
	5,040	97,204

Group 1: Existing customers with no defaults in the past

Notes to the Consolidated Financial Statements

28.Contingent liabilities

During 2016, the Group has filed a tax dispute to the Vung Tau Tax Department, related to the determination of tax residency and tax year of employees working on a Vietnam assignment for the period from January to July 2014. This determination affects the tax rates imposed on the employees’ income.

As per the first tax dispute decision dated 16 November 2016, progressive tax rates (5% to 35%) should be imposed on the employees’ income, instead of a flat tax rate of 20%. The Group has already paid the personnel income tax relating to the specific period based on flat tax rate of 20%.

As a result, the additional personnel income tax to be paid by the Group is VND 27,066,275,718 (approximately USD 1,200,000), including penalty and interest on late payment. The Group has pursued a second tax dispute to the General Department of Taxation and Ministry of Finance which is still in progress. Management did not proceed with the recognition of any provision in relation to the above additional tax due, as determined based on the progressive tax rates (5% to 35%) of approximately USD1,200,000, as it is the management’s position that following the Group’s second tax dispute admitted to the General Department of Taxation and Ministry of Finance, it is more likely than not that the Group will not be asked to settle the additional tax amount."

At 31 December 2016 there are no other known material contingent liabilities, apart from the exit tax in Norway and the DSME arbitration, which are fully disclosed in Note 4.

The Group is also engaged in normal legal proceedings which are not expected to have a material impact on the financial statements.

29.Events after the balance sheet date

A.    Share capital

After 31 December 2016, the Company has issued (i) 3,282,879 new shares following conversion notices received from holders of the Company’s convertible bond loan and (ii) 21,335,352 new shares from exercise of warrants. Following the exercise of warrants and the conversion of convertible bond loan, the outstanding principal amount of the convertible bond have been reduced to USD 108,729,271 and USD 78,932 respectively.

B.    Songa Encourage operations

On 2 January 2017, the Company announced that water ingress into a pump room has been observed on-board the Songa Encourage during the rig waiting on weather. There were no personnel injuries. The rig was back in operations on 6 February 2017 following equipment change, repair and overhaul. The estimated day rate revenue loss is approximately USD 17 million, while insurance deductible and other costs amount to approximately USD 3 million.

Notes to the Consolidated Financial Statements

C.    Exit tax

As disclosed in Note 4 of the 2015 annual report, on 5 November 2014 the Norwegian tax office increased the taxable income of Songa Offshore SE for 2009 by NOK 1.8 billion.

On 6 and 7 December 2016 the case was heard before the Oslo District Court. On 16 January 2017 the Company received the judgement from the Oslo District Court in favour of the State. The court held that the exit tax decision is valid. The company decided to appeal the case. The appeal case hearing is scheduled for second quarter 2018.

D.    Agreement with Transocean

On 15 August 2017, Songa Offshore announced an agreement with Transocean Ltd. whereby the parties have agreed to seek to complete a business combination to be effected by Transocean making a recommended public voluntary exchange offer for the entire share capital of Songa Offshore.

The Offer will be made for an offer price of NOK 47.50 per Songa Offshore share to be settled in shares, convertible bonds and cash. The terms of the Combination imply an exchange ratio between Songa Offshore and Transocean of 0.7145 based on 13 August 2017 close of markets.

E.    DSME Arbitrations

On 21 July 2017, the arbitral Tribunal published its interim final award in favour of Songa Offshore. As previously reported, Songa Offshore had submitted its defence to the claims asserted by DSME in arbitrations related to the Songa Equinox, the first Cat D rig, and the Songa Endurance, the second Cat D rig, (jointly referred to as the “Rigs”), in which DSME asserted aggregate claims of USD 329.0 million, along with a request for repayment of liquidated damages in a total amount of USD 43.8 million, totalling to USD 372.8 million. The claims asserted related to alleged cost overruns and additional work in relation to the Rigs due to what DSME alleges were inherent errors and omissions in the design documents (as often referred to as the FEED package).

A question as to the legal interpretation of the rig construction contracts was put to the arbitral tribunal constituted in respect of the arbitrations on a preliminary basis. That question was to ascertain which party had responsibility for the FEED package and what the consequences of that would be. A two-day arbitration hearing took place before the arbitral tribunal on 2 and 3 May 2017 in London.

Songa Offshore considers that the Tribunal’s interim final award should be determinative of DSME’s claims in respect of the Rigs (and in respect of any similar claims that DSME might assert in respect of the Songa Encourage, the third Cat D rig, and the Songa Enabler, the fourth Cat D rig) with an outcome that no payment will be due by Songa Offshore to DSME.

Notes to the Consolidated Financial Statements

On 14 September 2017 Songa Offshore was served with DSME’s application to the English Court where DSME is seeking permission to appeal the arbitration awards. The Company considers that DSME’s application was made out of time and that it is unlikely that permission to appeal will be granted. Assuming that DSME is not granted permission to appeal, then Songa Offshore will seek to recover its legal costs of the arbitration process. Songa Offshore is also evaluating to pursue its counterclaims against DSME in respect of the Songa Equinox and Songa Endurance for the aggregate amount of USD 65.8 million, as well as the counterclaims in respect to the Songa Encourage and the Songa Enabler that potentially will be approximately in the same amount.

F.    Fair value measurement of financial asset

During 2017, a reclassification of USD 9.4 million non-cash write-down of financial assets related to the sale of Songa Mercur and Songa Venus to Opus Offshore was recorded. This item was in 2016 charged to Other Comprehensive Income (OCI), while in 2017 it is reclassified to flow through profit or loss by crediting OCI and charging Other financial items, following identification of specific loss events occurring in 2017 following appointment of statutory liquidators for Opus.

30.Commitments from clients under drilling contracts

The future operational revenue receivable under the current contracts that the Group has with customers, is based on average earnings efficiency of 97%, taking into consideration the special surveys required from time to time however before taking into consideration the customer options as well as possible force majeure terms applicable under certain circumstances.

The future operational revenue receivable under current contracts that the Group has between its rigs and the customers are as follows:

Operational revenue receivable

	2016	2015
Amounts in USD ‘000		Unaudited
No later than 1 year	671,323	742,556
Later than 1 year and no later than 5 years	2,548,999	2,602,219
Later than 5 years	1,039,762	1,669,766
	4,260,084	5,014,541

Songa Offshore Group Nine Month Report 2017

Unaudited Interim Condensed Consolidated Statement of Income

(IFRS unaudited figures)

	Note	Three months ended 30 September 2017	Three months ended 30 September 2016	Nine months ended 30 September 2017	Nine months ended 30 September 2016
Amounts in USD ‘000

Revenues	6	180,836	228,924	509,330	566,461
Operating expenses		(59,402)	(66,657)	(172,613)	(179,314)
Reimbursables		(3,804)	(6,828)	(11,811)	(17,808)
General and administrative expenses		(10,767)	(9,540)	(28,124)	(26,225)
Other gain and loss		—	(31)	—	(31)
Depreciation	7	(46,245)	(44,211)	(137,938)	(131,915)
Impairment	7	(6,708)	—	(6,708)	(118,000)
Finance income		1,295	41	4,027	1,824
Finance expenses	9	(34,360)	(27,387)	(104,940)	(74,644)
Other financial items	9	(2,259)	(6,885)	(13,978)	(33,437)
Profit/(loss) before tax		18,585	67,427	37,246	(13,088)
Income tax (expense)/credit		287	(2,464)	(787)	2,047

Profit/(loss) for the period		18,872	64,964	36,459	(11,041)

Earnings (loss) per share (USD)
Basic		0.14	0.60	0.30	(0.17)
Diluted		0.10	0.35	0.21	(0.17)

Songa Offshore Group Nine Month Report 2017

Unaudited Interim Condensed Consolidated Statement of Comprehensive Income

(IFRS unaudited figures)

	Note	Three months ended 30 September 2017	Three months ended 30 September 2016	Nine months ended 30 September 2017	Nine months ended 30 September 2016
Amounts in USD ‘000

Profit (loss) for the period		18,872	64,964	36,459	(11,041)

Financial derivatives hedging effects – Bond Interest and Currency rate swap		2,706	644	10,282	2,397
Currency rate swap - discontinued hedge		(603)	(605)	(1,813)	(1,673)
Financial derivatives hedging effects – Loan Interest swap		1,555	6,493	(432)	(12,982)
Financial assets – Change in fair value of financial assets		—	(6,293)	—	(6,293)
Financial assets – Recycled to profit or loss due to impairment		—	—	9,353	—
Items potentially re-classifiable to profit and loss		3,658	239	17,390	(18,551)
Total other comprehensive income/(loss)		3,658	239	17,390	(18,551)

Total comprehensive income/(loss)		22,530	65,203	53,849	(29,592)

The notes on pages 7 to 19 are an integral part of these unaudited interim condensed consolidated financial statements.

Songa Offshore Group Nine Month Report 2017

Unaudited Interim Condensed Consolidated Statement of Financial Position

(IFRS unaudited figures)

	Note	30 September 2017	31 December 2016
Amounts in USD ‘000

ASSETS

Non-current assets
Rigs, machinery and equipment	7	2,971,835	3,092,292
Financial assets		11,543	11,500
Derivative financial instruments		3,114	3,546
Total non-current assets		2,986,492	3,107,338

Current assets
Trade receivables		63,011	54,943
Prepayments		7,290	5,358
Earned revenue		55,696	56,515
Financial assets		—	6,790
Derivative financial instruments		4,611	1,494
Other assets		4,934	3,843
Cash and cash equivalents and other bank balances	10	125,238	175,829
Total current assets		260,780	304,771
Total assets		3,247,272	3,412,109

EQUITY AND LIABILITIES

Capital and reserves
Issued capital	11	40,896	38,106
Share premium	11	792,819	792,835
Capital redemption reserve		106,440	106,440
Other equity		(119,855)	(177,173)
Total equity		820,300	760,207

Non-current liabilities
Bank loans and other facilities	8	1,548,614	1,733,960
Bond loans	8	277,125	246,640
Convertible bond	8	41,799	37,826
Deferred tax liabilities		8,087	11,351
Derivative financial instruments		98,947	125,588
Deferred revenue		115,253	115,072
Other long term liabilities		5,496	4,054
Total non-current liabilities		2,095,322	2,274,491

Current liabilities
Current portion of bank loans and other facilities	8	224,944	264,977
Trade payables		20,087	14,511
Tax payable		18,409	14,775
Deferred revenue		20,023	22,138
Derivative financial instruments		—	5,188
Other liabilities		48,188	55,822
Total current liabilities		331,651	377,411
Total liabilities		2,426,973	2,651,902
Total equity and liabilities		3,247,272	3,412,109

The notes on pages 7 to 19 are an integral part of these unaudited interim condensed consolidated financial statements.

Songa Offshore Group Nine Month Report 2017

Unaudited Interim Condensed Consolidated Statement of Changes in Equity

(IFRS unaudited figures)

	Share Capital	Share Premium	Capital redemption reserve	Other reserves (1)	Post- employment benefit reserve	Hedging reserve	Retained earnings (2)	Total equity
Amounts in USD ‘000

Balance as at 1 January 2016	132,762	633,868	—	57,646	(19,199)	6,610	(238,579)	573,107
Loss for the period	—	—	—	—	—		(11,041)	(11,041)
Other comprehensive income	—	—	—	(6,293)	—	(12,258)	—	(18,551)
Total comprehensive loss for the period	—	—	—	(6,293)	—	(12,258)	(11,041)	(29,592)
Issue of share capital	11,669	161,216	—	99,876	—	—	—	272,761
Reduction of share capital nominal value	(106,440)	—	106,440	—	—	—	—	—
Employee long term incentive program	—	—	—	—	—	—	—	—
Total transactions with owners, recognised directly in equity	(94,771)	161,216	106,440	99,876	—	—	—	272,761
Balance as at 30 September 2016	37,991	795,084	106,440	151,229	(19,199)	(5,648)	(249,620)	816,276

Balance as at 1 January 2017	38,106	792,835	106,440	151,358	(20,067)	17,932	(326,397)	760,207
Profit for the period	—	—	—	—	—		36,459	36,459
Other comprehensive income	—	—	—	9,353	—	8,036	—	17,390
Total comprehensive income for the period	—	—	—	9,353	—	8,036	36,459	53,849

Issue of share capital	2,790	(16)	—	1,900	—	—	—	4,674
Employee long term incentive program	—	—	—	1,571	—	—	—	1,571
Total transactions with owners, recognised directly in equity	2,790	(16)	—	3,471	—	—	—	6,245
Balance as at 30 September 2017	40,896	792,819	106,440	164,183	(20,067)	25,968	(289,938)	820,300

(1)

Other reserves include the period-end balance of USD 20.3 million (30 September 2016: USD 18.2 million) of equity settled share based payment reserve, USD 128.3 million (30 September 2016: USD 128.3 million) of reserve that arose from the issuance of convertible bond, USD Nil million (30 September 2016: (USD 6.3 million)) which arose from the fair value re-measurement of the financial asset and has been accordingly reflected in the other comprehensive income  and also USD 15.6 million (30 September 2016: USD 11.0 million) arising from the partial conversion of convertible bond into shares.

(2)	This is the only distributable reserve.

The notes on pages 7 to 19 are an integral part of these unaudited interim condensed consolidated financial statements.

Songa Offshore Group Nine Month Report 2017

Unaudited Interim Condensed Consolidated Statement of Cash Flows

(IFRS unaudited figures)

	Note	Nine months ended 30 September 2017	Nine months ended 30 September 2016
Amounts in USD ‘000

Cash flows from operating activities:
Profit (loss) before tax		37,246	(13,088)

Adjustment for:
Depreciation	7	137,938	131,915
Impairment	7	6,708	118,000
Finance income		(4,027)	(1,824)
Finance expenses	9	104,940	74,644
Other financial items	9	13,978	33,437
Other gain and loss		—	31

Movements in working capital:
Change in receivables		(10,272)	(79,790)
Change in payables		5,575	(11,868)
Change in other liabilities		(14,242)	(6,487)
Change in restricted cash balances		13,511	45,034
Cash generated from operations		291,355	290,005

Taxes paid		—	(642)
Interest paid		(66,413)	(63,037)
Financing fees paid		(1,272)	(8,694)
Interest income received		—	33
Cash effect from other financial items		(3,079)	(2,040)
Net cash generated from operating activities		220,591	215,624

Cash flows from investing activities:
Purchase of property, plant and equipment		(22,762)	(591,292)
Net cash used in investing activities		(22,762)	(591,292)

Cash flows from financing activities:
Proceeds from share issue		—	25,000
Share issuance transaction costs		—	(3,076)
Proceeds from the issue of bonds and new bank loan raised		—	550,000
Proceeds from issue of convertible bond		—	125,000
Convertible bond transaction costs		—	(75)
Repayment of bank loans		(234,909)	(301,787)
Net cash (used in)/ generated from financing activities		(234,909)	395,062

Net (decrease)/ increase in cash and cash equivalents		(37,079)	19,395
Cash and cash equivalents at the beginning of the period		147,726	96,045
Unrestricted cash and cash equivalents at the end of the period	10	110,647	115,440

Non-cash transactions:

During the nine months ended 30 September 2017, convertible bonds with a carrying amount of USD 2,283k (2016: USD 2,618k) have been converted into ordinary shares.

The notes on pages 7 to 19 are an integral part of these unaudited interim condensed consolidated financial statements.

Songa Offshore Group Nine Month Report 2017

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1 General information

Songa Offshore SE is a public limited liability company, subject to the laws and regulations of the Cyprus Companies Law, Cap. 113. The address of its registered office at Porto Bello, Office 201, No 1 Siafi Street, 3042, Limassol. The Company’s shares have been listed on the Oslo Stock Exchange since 26 January 2006 with the ticker SONG.

Songa Offshore SE (“the Company”) and its subsidiaries (together, “Songa Offshore” or “the Group”) are engaged in the business of constructing, owning and operating drilling rigs to be used in exploration and production activities.

Songa Offshore operates in the international oil service industry within the offshore drilling sector, and owns a fleet of seven semi-submersible rigs; Songa Equinox, Songa Endurance, Songa Encourage, Songa Enabler, Songa Dee, Songa Delta and Songa Trym, of which four rigs are operating in the mid-water segment on the Norwegian Continental Shelf with Statoil as charterer. Three rigs, Songa Dee, Songa Delta and Songa Trym, are currently stacked in Norway.

Drilling rigs, related equipment and crews are generally contracted on a day rate basis to exploration and production companies.

The Company is headquartered in Limassol, Cyprus, and the Norwegian rig operations are managed from Stavanger, Norway.

Agreement with Transocean

On 15 August 2017, Songa Offshore announced an agreement with Transocean Ltd whereby the parties have agreed to seek to complete a business combination to be effected by Transocean making a recommended public voluntary exchange offer for the entire share capital of Songa Offshore. The Offer will be made for an offer price of NOK 47.50 per Songa Offshore share to be settled in shares, convertible bonds and cash. The terms of the Combination imply an exchange ratio between Songa Offshore and Transocean of 0.7145 based on 14 August 2017 close of markets.

2 Basis for preparation

The unaudited interim condensed consolidated financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting as issued by the IASB.

Songa Offshore Group Nine Month Report 2017

The unaudited interim condensed consolidated financial statements should be read in conjunction with the annual consolidated financial statements for the year ended 31 December 2016, which have been prepared in accordance with IFRS as issued by the IASB and issued on 3 October 2017.

The Group does not consider that its drilling operations are affected by seasonality factors.

3 Accounting policies

The unaudited interim condensed consolidated financial statements have been prepared under the historical cost convention, except for:

•	Available-for-sale financial assets measured at fair value;
•	Derivative financial instruments stated at fair value; and
•	Liabilities for cash-settled share-based payment arrangements measured at fair value.

The accounting policies, presentation and methods of computation applied in these unaudited interim condensed consolidated financial statements are consistent with those applied in the preparation of the Group’s consolidated annual financial statements for the year ended 31 December 2016, except for the adoption of new and amended standards as set out in the subsequent paragraph.

In the current period, the Group has adopted all new and revised Standards and Interpretations issued by the International Accounting Standards Board (the IASB) and the International Financial Reporting Interpretations Committee (IFRIC) of the IASB that are relevant to its operations and effective for accounting periods beginning on 1 January 2017. This adoption did not have a material impact on the Group’s accounting policies with the exception of Disclosure Initiative - Amendments to IAS 7 which became effective 1 January 2017, requiring disclosure of a reconciliation of movements in liabilities arising from financing activities. The Group has disclosed this reconciliation in Note 8.

The new and amended standards and interpretations that are effective for annual periods beginning after 1 January 2017 and have not been applied in preparing these unaudited interim condensed consolidated financial statements are the same with those disclosed in Note 2(B) of the Group’s consolidated annual financial statements for the year ended 31 December 2016, issued on 3 October 2017, with the exception of the following:

•

The IASB has issued amendments to IFRS 9 Financial Instruments and to IAS 28 Investments in Associates and Joint Ventures to aid implementation. The amendments to the financial instruments Standard, IFRS 9, enable companies to measure at amortised cost some prepayable financial assets with negative compensation. The assets affected, that include some loans and debt securities, would otherwise have been measured at fair value through profit or loss (FVTPL). The amendments to IAS 28 Investments in Associates and Joint Ventures clarify that companies account for long-term interests in an associate or joint venture—to which the equity method is not applied—using IFRS 9. The amendments are effective from 1

Songa Offshore Group Nine Month Report 2017

January 2019, with early application permitted. The Group is currently assessing the impact of these amendments to its financial statements.

4 Critical accounting judgements and key sources of estimation uncertainty

The critical judgements and estimations, that management has made in the process of applying the Group’s accounting policies and that have the most significant effect on the amounts recognised in the unaudited interim condensed consolidated financial statements are the same with those disclosed in Note 4 of the Group’s consolidated annual financial statements for the year ended 31 December 2016, issued on 3 October 2017 with the exception of the following:

A. DSME Arbitration Case

On 21 July 2017, the arbitral tribunal published its interim final award in favour of Songa Offshore. As previously reported, Songa Offshore had submitted its defence to the claims asserted by DSME in arbitrations related to Songa Equinox and Songa Endurance (jointly referred to as the "Rigs"), in which DSME asserted aggregate claims of USD 329.0 million, along with a request for repayment of liquidated damages in a total amount of USD 43.8 million, totalling to USD 372.8 million. The claims asserted related to alleged cost overruns and additional work in relation to the Rigs due to what DSME alleges were inherent errors and omissions in the design documents (as often referred to as the FEED package).

A question as to the legal interpretation of the rig construction contracts was put to the arbitral tribunal constituted in respect of the arbitrations on a preliminary basis. That question was to ascertain which party had responsibility for the FEED package and what the consequences of that would be. A two-day arbitration hearing took place before the arbitral tribunal on 2 and 3 May 2017 in London.

Songa Offshore considers that the tribunal’s interim final award should be determinative of DSME’s claims in respect of the Rigs (and in respect of any similar claims that DSME might assert for of Songa Encourage, and Songa Enabler) with an outcome that no payment will be due by Songa Offshore to DSME.

On 14 September 2017 Songa Offshore was served with DSME’s application to the English court where DSME is seeking permission to appeal the arbitration awards. The Company considers that DSME’s application was made out of time. Assuming that DSME is not granted permission to appeal, then Songa Offshore will seek to recover its legal costs of the arbitration process. Songa Offshore is also evaluating to pursue its counterclaims against DSME in respect of Songa Equinox and Songa Endurance for the aggregate amount of USD 65.8 million, as well as the counterclaims in respect to Songa Encourage and Songa Enabler that will potentially be in approximately in the same amount.

For further developments in relation to the DSME Arbitration Case refer to Note 15 of the unaudited interim condensed consolidated financial statements.

Songa Offshore Group Nine Month Report 2017

B. Fair value measurement of available-for-sale financial assets

During 2017, a reclassification of USD 9.4 million non-cash write-down of financial assets related to the sale of Songa Mercur and Songa Venus to Opus Offshore was recorded. This item was in 2016 charged to Other Comprehensive Income (OCI), while in this nine months period it is reclassified to flow through the Unaudited Interim Condensed Consolidated Statement of Income by crediting OCI and charging Other financial items, following identification of specific loss events occurring in 2017 following appointment of statutory liquidators for Opus in February 2017.

During Q3 2017, discussions for a particular restructuring plan have progressed substantially further amongst all parties involved and although its final conclusion is still subject to reaching a final consensus among major creditors, Songa has taken into account the expected impact of the proposed restructuring plan in estimating the amount, timing and discount rate of its expected cash flows from its financial assets and hence in measuring their fair value as at 30 September 2017. As a result, during the three months ended 30 September 2017, a further amount of USD 9.5 million was written down in relation to various financial assets related to the sale of Songa Mercur and Songa Venus to Opus.

For the key unobservable inputs refer to Note 5.

C. Impairment of rigs

Management has assessed whether there are indications that may indicate that the rigs are impaired as of 30 September 2017. In evaluating the external and internal indicators, management considers, among other, the oil price, market industry conditions and future prospects of existing rigs. Impairment tests were performed for all seven rigs. Further disclosures and sensitivity is provided in Note 7.

5 Financial risk management and financial instruments

Financial Risk

Through its activities, the Group is exposed to a variety of financial risks: market risk, foreign exchange risk, interest rate risk, credit risk and liquidity risk arising from its operations and the financial instruments that it holds. The Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Group’s financial performance. The Group makes use of derivative financial instruments such as foreign exchange forward contracts and interest rate swaps to moderate certain risk exposures.

This note provides an update on the judgements and estimates made by the Group in determining the fair values of the financial instruments since the last annual consolidated financial statements for the year ended 31 December 2016.

Songa Offshore Group Nine Month Report 2017

Fair value estimation

The following table presents the Group’s assets and liabilities that are measured at fair value at 30 September 2017 and as at 31 December 2016:

Carrying amount / fair value at 30 September 2017	Level 1	Level 2	Level 3
Amounts in USD ‘000

Financial assets:
Financial assets	—	—	11,543
Derivatives	—	7,725	—
Financial liabilities:
Derivatives	—	(98,947)	—

Carrying amount / fair value at 31 December 2016	Level 1	Level 2	Level 3
Amounts in USD ‘000

Financial assets:
Financial assets	—	—	18,290
Derivatives	—	5,040	—
Financial liabilities:
Derivatives	—	(130,775)	—

Level 1

Fair value is measured using list prices from active markets for identical financial instruments. No adjustment is made with a view to these prices.

Level 2

The fair value of financial instruments not traded on an active market is determined using valuation methods, which maximize the use of observable data, where available, and rest as little as possible on the Group’s own estimates. Classification at level 2 presupposes that all the significant data required to determine fair value are observable data.

Level 3

Fair value is not based on observable market data (that is, unobservable inputs).

Songa Offshore Group Nine Month Report 2017

The following table represents the changes in Level 3 instruments:

For the period ended	Nine months ended 30.09.2017	Nine months ended 30.09.2016
Amounts in USD ‘000

Opening balance	18,290	45,538
Other comprehensive income	—	(6,293)
Interest income	3,478	1,685
Revision of estimate of financial assets	—	(8,850)
Impairment of financial assets	(10,225)	—
Closing Balance	11,543	32,080

Revision of estimate of financial asset	—	(8,850)
Impairment of financial asset	(10,225)	—
Recycled to profit or loss due to impairment	(9,354)	—
Change in unrealised losses for the period included in profit or loss for assets held at the end of the reporting period	(19,579)	(8,850)

The key unobservable inputs for the level 3 instruments are the discount rate, expected cash flows, timing of receipt of expected cash flows and the successful completion of the restructuring plan.

6 Segment information

The Group operated four rigs during the three and nine months ended 30 September 2017, Songa Equinox, Songa Endurance, Songa Encourage and Songa Enabler, all of which were operating in the mid-water segment. Songa Trym, Songa Dee and Songa Delta completed their contracts with Statoil and are stacked close to Bergen while marketed for new work.

Operating results are regularly reviewed by Group in order to make decisions about resources to be allocated to the rigs and to assess the performance. The rigs are reported together as the drilling services provided are the same, the drilling operations are the same and the customers approached are the same.

Songa Offshore Group Nine Month Report 2017

Revenue is received from customers in the below countries:

	Three months ended 30 September 2017	Three months ended 30 September 2016	Nine months ended 30 September 2017	Nine months ended 30 September 2016
Amounts in USD ‘000

Norway	180,836	228,924	509,330	566,461
Total	180,836	228,924	509,330	566,461

For the three and nine months ended 30 September 2017 and 30 September 2016, revenue from one of the Group’s customers individually represents more than 10% of the total Group operating revenue.

Revenue from this customer represents 100% of the Group operating revenue.

The revenue for the three and nine months ended 30 September 2017 and 30 September 2016 are split as follows:

	Three months ended 30 September 2017	Three months ended 30 September 2016	Nine months ended 30 September 2017	Nine months ended 30 September 2016
Amounts in USD ‘000

Operating revenue	171,590	210,566	481,211	517,330
Reimbursables	3,827	7,229	12,048	19,135
Other revenue	5,419	11,129	16,071	29,996
Total	180,836	228,924	509,330	566,461

Operating revenue for the nine months ended 30 September 2017 were negatively impacted by USD 15,9 million from Songa Encourage being on zero rate for 35 days due to water ingress incident and by USD 6,8 million from Songa Enabler being on 75% suspension rate from 1 January 2017 until 4 March 2017.

Songa Offshore Group Nine Month Report 2017

7 Rig, machinery and equipment

	Rigs	Fixture	Total
Amounts in USD ‘000

Nine months ended 30 September 2017
Opening net book amount	3,081,102	11,190	3,092,292
Additions	24,187	2	24,189
Book value before depreciations	3,105,289	11,192	3,116,481
Total depreciation charge	(135,305)	(2,632)	(137,938)
Impairment	(6,708)	-	(6,708)
Closing net book amount	2,963,275	8,560	2,971,835

At 30 September 2017
Cost	3,986,092	17,682	4,003,774
Accumulated depreciation	(1,022,817)	(9,122)	(1,031,939)
Net carrying amount	2,963,275	8,560	2,971,835

	Rigs	Fixture

Estimated lifetime	2.5‑30 years	3‑10 years
Depreciation rates	440%	1033%
Depreciation method	Straight line	Straight line

The four Cat D rigs have at the end of the nine months ended 30 September 2017 a net book value of USD 2,783.9 million, while the three other rigs have a net book value of USD 178,9 million.

Impairment

During the three and nine months ended 30 September 2017 the Group has recognized an impairment loss on fixed assets totaling to USD 6.7 million (three and nine months ended 30 September 2016: USD Nil and USD 118.0 million respectively).

Songa Offshore Group Nine Month Report 2017

Impairment is related to the following assets:

	Three months ended 30 September 2017	Three months ended 30 September 2016	Nine months ended 30 September 2017	Nine months ended 30 September 2016
Amounts in USD ‘000

Songa Trym	3,631	—	3,631	25,900
Songa Dee	—	—	—	46,600
Songa Delta	—	—	—	45,500
Spare parts	3,077	—	3,077	—
Total	6,708	—	6,708	118,000

As at 30 June and 30 September 2017 and 2016, management has assessed whether there are indications that may indicate that the rigs are impaired. In evaluating the external and internal indicators, management considers, among other, the oil price, market industry conditions and future prospects of existing rigs.

Three and nine months ended 30 September 2017

Impairment tests were performed for all rigs as at 30 June 2017. Management has assessed the recoverability of the rigs and no impairment loss has been recognized in six months ended 30 June 2017.

Impairment tests were also performed for all rigs as at 30 September 2017. Management has assessed the recoverability of the rigs and has recognized an impairment loss of USD 6.7 million as at 30 September 2017. The impairment loss recognized in the three and nine month periods ended 30 September 2017 consists of USD 3.6 million related to Songa Trym and USD 3.1 million related to scrapping of obsolete fleet spare parts.

The recoverable amount of Songa Dee, Songa Delta and CAT D rigs has been determined based on value-in-use calculations, estimated using cash flows projections from financial budgets approved by management. No impairment loss has been recognized in the three and nine months ended 30 September 2017 for these rigs.

The main assumptions applied in the value-in-use calculations were:

o	Weighted average cost of capital (WACC): 8.40%.
o	Revenue: In accordance with contract revenue for fixed contract period and option period. Thereafter the Group has applied estimated contract revenue based on contracted values today for similar rigs.
o	Utilization: up to 97.00%
o	Expected time of re-contraction of currently stacked rigs: Songa Dee and Songa Delta.

The recoverable amount of Songa Trym has been determined based on fair value (Level 2) based on the mean of two independent broker’s estimates less costs to sell, as adjusted if appropriate by management to incorporate specific characteristics that market participants consider when pricing the asset, which includes, but is not

Songa Offshore Group Nine Month Report 2017

limited to, the timing of Special Periodic Survey. The recoverable amount of Songa Trym is equivalent to USD 13.0 million.

Three and nine months ended 30 September 2016

Impairment tests were performed for all rigs as at 30 June 2016. Management has assessed the recoverability of the rigs and has recognized an impairment loss of USD 118 million as of 30 June 2016. The impairment loss recognized in the nine month period ended 30 September 2016 consists of USD 46.6 million related to Songa Dee, USD 45.5 million to Songa Delta and USD 25.9 million to Songa Trym.

Impairment tests were also performed for all rigs as at 30 September 2016. Management has assessed the recoverability of the rigs and no impairment loss has been recognized in the three months ended 30 September 2016.

The recoverable amount of Songa Dee, Songa Delta and Songa Trym has been determined based on fair values (Level 2) based on the mean of two independent brokers’ estimates less costs to sell, as adjusted if appropriate by management to incorporate specific characteristics that market participants consider when pricing the asset, which includes, but is not limited to, the timing of Special Periodic Survey. The recoverable amount of Songa Dee, Songa Delta and Songa Trym equal to USD 122.5 million, USD 112.50 million and USD 31.25 million respectively.

The recoverable amount of the CAT D rigs has been determined based on the value-in-use calculations. No impairment loss has been recognized in the three and nine months ended 30 September 2016 for the Cat D rigs.

Sensitivity analysis for the nine months ended 30 September 2017

The assumptions above are all subject to significant judgment and that there is uncertainty to the outcome of these assumptions. Due to this uncertainty, Songa has performed sensitivity analyses of the main assumptions for the two rigs.

An increase in WACC with one percentage point, would result in recognition of impairment loss of USD 6.6 million for Songa Dee and USD 4.8 for Songa Delta.

A decrease of 5% in revenue, would result in recognition of impairment loss of USD 20.8 million for Songa Dee and USD 14.2 million for Songa Delta.

A decrease of 2% points in utilization, would result in recognition of impairment loss of USD 8.6 million for Songa Dee and USD 5.9 million for Songa Delta.

An increase of six months in the expected time of re-contraction of currently stacked rigs, would result in recognition of impairment loss of USD 6.5 million for Songa Dee and USD 4.9 for Songa Delta.

Songa Offshore Group Nine Month Report 2017

8 Borrowings

As of 30 September 2017, total drawn and outstanding debt for the Group consisted of the following:

Borrowings	Outstanding principal (millions)	Interest rate	Maturity

Equinox – Junior	USD 93.0	7.50% Fixed	Jun 2025
Equinox – Senior	USD 303.0	LIBOR + 3.00%	Jun 2021*
Endurance – Junior	USD 96.0	7.50% Fixed	Aug 2025
Endurance – Senior	USD 312.3	LIBOR + 3.00%	Aug 2021*
Encourage	USD 454.1	LIBOR + 2.50%	Dec 2020*
Enabler	USD 472.6	LIBOR + 2.50%	Mar 2021*
Dee, Trym and Delta	USD 33.1	LIBOR + 2.75%	Mar 2018
Shareholder Loan	USD 50.0	2.55% Fixed**	Dec 2020
SONG04 Bond	NOK 1,400.0	2.55% Fixed***	Nov 2020
SONG05 Bond	NOK 750.0	2.45% Fixed****	Jun 2021
SONG07 Convertible bond	USD 108.7	2.00% Fixed	Apr 2022

*            Certain tranches have longer maturities

**          2.55% fixed interest until 30 June 2018, LIBOR + 9.00% until 30 December 2019, and LIBOR + 6.50% until maturity

***        2.55% fixed interest until 17 May 2018, 10.50% until 17 May 2019, and 6.90% until maturity

****      2.45% fixed interest until 11 December 2018, and 6.00% until maturity

As of 30 September 2017, the Group had the following outstanding cross currency interest rate swaps:

Notional USD	Notional NOK	Pay (on USD notional)	Receive (on NOK notional)	Start Date	Maturity Date
USD 124.7 million	NOK 750.0 million	7.37%	7.50%	Running	11 Dec 2018
USD 240.0 million*	NOK 1,400.0 million*	4.51%	2.65%**	Running	19 Oct 2020
USD 83.1 million	NOK 500.0 million	6.95%	6.00%	11 Dec 2018	19 Oct 2020

*     Notional amounts reducing to USD 160.0 million and NOK 933.5 million respectively in May 2018

**   Receiving interest on NOK notional 2.65% until May 2018, and 6.90% thereafter until maturity

The market value of the above cross currency interest rate swap portfolio was at 30 September 2017 negative with USD 99.0 million.

Songa Offshore Group Nine Month Report 2017

As of 30 September 2017, the Group had the following outstanding interest rate swaps:

Notional amount	Start Date	Maturity Date	Pay rate (fixed)	Receive rate (floating)
USD 250.0 million	29 Jun 2015	29 Jun 2020	1.9175%	3M Libor
USD 100.0 million	19 Aug 2015	19 Aug 2020	1.9000%*	3M Libor
USD 190.0 million	10 Dec 2015	10 Dec 2020	1.6350%	3M Libor
USD 202.5 million	30 Mar 2016	30 Mar 2021	1.2260%	3M Libor

*   Year 1: 0.9400%, Year 2: 1.5500%, Year 3: 1.9000%, Year 4: 2.1000%, Year 5: 2.4000%

The market value of the above interest rate swap portfolio was at 30 September 2017 positive with USD 3.1 million.

Movement of borrowings For the period ended 30 September	Bank Loans		Bond Loans	Convertible Bond	Nine months ended 30 September 2017
Amounts in USD ‘000

Opening balance as at 1 January 2017	2,002,663	*	246,640	37,826	2,287,129
Repayment of bank loans	(234,909)		—	—	(234,909)
Interest paid	(62,083)		(3,187)	(1,143)	(66,413)
Financing fees paid	(1,164)		(38)	(852)	(2,054)
Conversion of bond	—		—	(2,283)	(2,283)
Interest expense	73,472		13,530	8,251	95,253
Net foreign exchange loss	10		20,180	—	20,190
Closing Balance	1,777,989	*	277,125	41,799	2,096,913

*     Opening and closing balance includes USD 3.726 million and USD 4,432 million respectively, of accrued interest reported under Accrued Expenses in the Condensed Consolidated Statement of Financial Position

In April 2017 the Group made a mandatory prepayment against the credit facilities secured by rigs Songa Dee, Songa Trym and Songa Delta of USD 35.5 million as a result of the Songa Delta SPS not being performed when due. The credit facilities matures in full in March 2018 and the instalments in the period May 2017 to March 2018 have been reduced accordingly.

Songa Offshore Group Nine Month Report 2017

9 Finance expenses

Finance expenses For the period ended 30 September	Three months ended 30 September 2017	Three months ended 30 September 2016	Nine months ended 30 September 2017	Nine months ended 30 September 2016
Amounts in USD ‘000

Interest expense	(34,340)	(29,647)	(104,850)	(94,975)
Interest expense capitalised	—	2,274	—	21,471
Other finance expenses	(20)	(14)	(90)	(1,140)
Total finance expense	(34,360)	(27,387)	(104,940)	(74,644)

Other financial items For the period ended 30 September	Three months ended 30 September 2017	Three months ended 30 September 2016	Nine months ended 30 September 2017	Nine months ended 30 September 2016
Amounts in USD ‘000

Revision of estimate of financial assets	—	(8,849)	—	(8,849)
Impairment of financial assets (Note 4)	(9,492)	—	(11,110)	—
Financial assets - Recycled to profit or loss due to impairment (Note 4)	—	—	(9,353)	—
Currency rate swap – discontinued hedge	603	605	1,813	1,673
Gain/(loss) on realised foreign exchange Forwards	754	(941)	(1,001)	(986)
De-recognition of financial instruments/ liabilities	—	—	100	(18,510)
Mark to Market change on financial derivatives	6,335	5,261	9,637	2,245
Currency element in currency and interest swaps	12,595	10,963	20,511	28,216
Net foreign exchange (loss)/ gain	(13,054)	(13,925)	(24,575)	(37,227)
Total other financial items	(2,259)	(6,885)	(13,978)	(33,437)

Songa Offshore Group Nine Month Report 2017

10 Cash and cash equivalents and other bank balances

	30 September 2017	31 December 2016
Amounts in USD ‘000

Cash at the bank and in hand	110,647	147,726
Unrestricted cash and cash equivalents for the purpose of the cash flow statement	110,647	147,726

Restricted cash related to rig financing	10,175	20,072
Employee withholding taxes in escrow account	4,416	8,030

Restricted bank balances	14,591	28,102
Total bank and cash balances	125,238	175,829

11 Share capital

	Number of shares (000)	Share capital	Share premium	Cost of share capital	Total issued capital
Amounts in USD ‘000

1 January 2016	873,913	132,762	658,023	(24,155)	766,630
Issue of share capital	10,296,820	11,669	164,291	(3,075)	172,885
Share capital reduction	—	(106,440)	—	—	(106,440)
30 September 2016	11,170,733	37,991	822,314	(27,230)	833,075

1 January 2017	112,776	38,106	820,162	(27,326)	830,942
Issue of share capital	24,840	2,790	—	(16)	2,774
30 September 2017	137,616	40,896	820,162	(27,342)	833,715

Authorised share capital:

As at 30 September 2016 the Company’s authorised share capital comprises of 2,703,893,728 ordinary shares with nominal value of EUR 0.10 each, 8,466,839,157 Class A shares and 12,925,208,215 of undesignated shares with nominal value of EUR 0.10 each. The 8,466,839,157 Class A shares were converted to ordinary, tradable shares on 16 November 2016.

As at 30 September 2017 the Company’s authorised share capital comprises of 137,616,041 ordinary shares with nominal value of EUR 0.10 each and 103,343,370 of undesignated shares with nominal value of EUR 0,10 each.

Songa Offshore Group Nine Month Report 2017

Issued share capital:

The total number of issued and outstanding shares in the Group as at 30 September 2016 was 11,170,732,885 ordinary shares each with a nominal value of EUR 0.001.

In order for the Group to ensure compliance with section 2.4 of the Oslo Stock exchange continuing obligations and to secure adequate pricing of the share above NOK 1.00, the Group on 12 December 2016 performed a 100:1 reverse share split.

The total number of issued and outstanding shares in the Group as at 30 September 2017 was 137,616,041 ordinary shares each with a nominal value of EUR 0.10. During the nine months ended 30 September 2017, the Company issued 3,282,879 new shares following conversion notices received from holders of the company’s subordinated convertible bond loan and 21,335,352 shares from exercise of warrants.

Moreover, during the nine months ended 30 September 2017 the Company issued 222,000 new shares at par value for delivery under the Long Term Incentive Program. The Company also purchased 36,754 shares for the Employees Discounted Share Purchase Plan at an average price of NOK 28,94 and 97,348 shares for the Long Term Incentive Plan Program at an average price of NOK 32,54. The amounts paid are included in “other reserves” in equity.

12 Transactions with related parties

The largest shareholder of Songa Offshore, is Perestroika AS, a company controlled by the chairman of Songa Offshore, Mr. Frederik W. Mohn.

In June 2015 the Company established a USD 50.0 million unsecured shareholder loan with Perestroika AS. Following the amendment on 20 April 2016 and on 16 December 2016 the interest rate is 2.55% from and including 1 October 2016 until 30 June 2018, 3 months LIBOR + 9.00% from 30 June 2018 until 30 December 2019, followed by 3 months LIBOR + 6.50% until 30 December 2020. The loan is scheduled to be repaid with 1/3 on 30 December 2019, and the remaining 2/3 to be repaid on maturity 30 December 2020.

During the first nine months ended 30 September 2017 interest expense paid to Perestroika AS was USD 1.0 million and USD 0.3 million during the nine months ended 30 September 2016. During the three months ended 30 September 2017 interest expense paid to Perestroika AS was USD 0.3 million and USD Nil million during the three months ended 30 September 2016.The carrying value of the loan as of 30 September 2017 is USD 50,7 million.

On 16 March 2016 Perestroika AS established a guarantee facility in relation to Songa Enabler financing of USD 22.7 million. Fees paid to Perestroika AS during the nine months ended 30 September 2017 were USD 0.2 million and USD 1.2 million during the nine months ended 30 September 2016. Fees paid to Perestroika AS during the three months ended 30 September 2017 were USD Nil and USD 0.5 million during the three months

Songa Offshore Group Nine Month Report 2017

ended 30 September 2016. As of 31 March 2017 this guarantee has been released by the relevant lenders from all its obligations and liabilities.

13 Key Management Remuneration

For the nine months ended 30 September 2017:

	Director’s fee	Salary	Bonus	Pension	Benefits in kind	Other payment	Annual Leave	LTIP/ EDSPP	Total
Amounts in USD ‘000

Executive management:
Bjornar Iversen – CEO	—	349	34	15	78	—	—	384	860
Jan Rune Steinsland - CFO	—	421	—	26	1	—	—	326	774
Mark Bessell - COO	—	592	—	18	—	—	—	326	936
Total remuneration executive management	—	1,362	34	59	79	—	—	1,036	2,570

Board of Directors:
Frederik W. Mohn - Chairman	—	—	—	—	—	—	—	—	—
Michael Mannering - Board Member	117	—	—	—	—	—	—	—	117
Arnaud Bobillier - Board Member	58	—	—	—	—	—	—	—	58
Christina Ioannidou - Board Member	78	—	—	—	—	—	—	—	78
Johan Kr. Mikkelsen - Board Member	52	—	—	—	—	—	—	—	52
Ronald B. Blakely – Board Member	60	—	—	—	—	—	—	—	60
Roy Mosvold – Board Member	45	—	—	—	—	—	—	—	45
Geir Sandvik – Nomination Committee Member	7	—	—	—	—	—	—	—	7
Paal Victor Minne – Chairman Election/ Nomination Committee	10	—	—	—	—	—	—	—	10
Total remuneration of Board of Directors and Committee Members	427	—	—	—	—	—	—	—	427

Songa Offshore Group Nine Month Report 2017

For the nine months ended 30 September 2016:

	Director’s fee	Salary	Bonus	Pension	Benefits in kind	Other payment	Annual Leave	LTIP/ EDSPP	Total
Amounts in USD ‘000

Executive management:
Bjornar Iversen – CEO	—	398	100	15	133	—	—	22	668
Jan Rune Steinsland - CFO	—	418	77	17	101	—	—	20	633
Mark Bessell - COO	—	411	135	23	13	—	51	16	649
Total remuneration executive management	—	1,227	312	55	247	—	51	58	1,950

Board of Directors:
Frederik W. Mohn - Chairman	—	—	—	—	—	—	—	—	—
Michael Mannering - Board Member	118	—	—	—	—	—	—	—	118
Arnaud Bobillier - Board Member	58	—	—	—	—	—	—	—	58
Christina Ioannidou - Board Member	78	—	—	—	—	—	—	—	78
Johan Kr. Mikkelsen - Board Member	52	—	—	—	—	—	—	—	52
Ronald B. Blakely – Board Member	60	—	—	—	—	—	—	—	60
Geir Sandvik – Nomination Committee Member	7	—	—	—	—	—	—	—	7
Paal Victor Minne – Chairman Election/ Nomination Committee	10	—	—	—	—	—	—	—	10
Total remuneration of Board of Directors and Committee Members	383	—	—	—	—	—	—	—	383

Songa Offshore Group Nine Month Report 2017

The Company has recognised a cost relating to the share options for the executive management, as shown above, amounting to USD 0.9 million for the nine month period ended 30 September 2017 (nine month period ended 30 September 2016: cost amounting to USD 0.3 million).

For the three months ended 30 September 2017:

	Director’s fee	Salary	Bonus	Pension	Benefits in kind	Other payment	Annual Leave	LTIP/ EDSPP	Total
Amounts in USD ‘000

Executive management:
Bjornar Iversen – CEO	—	83	—	5	9	—	—	383	480
Jan Rune Steinsland - CFO	—	138	—	9	1	—	—	326	474
Mark Bessell - COO	—	190	—	3	—	—	—	326	519
Total remuneration executive management	—	411	—	17	10	—	—	1,035	1,473

Board of Directors:
Frederik W. Mohn - Chairman	—	—	—	—	—	—	—	—	—
Michael Mannering - Board Member	39	—	—	—	—	—	—	—	39
Arnaud Bobillier - Board Member	19	—	—	—	—	—	—	—	19
Christina Ioannidou - Board Member	—	—	—	—	—	—	—	—	—
Johan Kr. Mikkelsen - Board Member	17	—	—	—	—	—	—	—	17
Ronald B. Blakely – Board Member	20	—	—	—	—	—	—	—	20
Roy Mosvold – Board Member	18	—	—	—	—	—	—	—	18
Geir Sandvik – Nomination Committee Member	7	—	—	—	—	—	—	—	7
Paal Victor Minne – Chairman Election/ Nomination Committee	—	—	—	—	—	—	—	—	—
Total remuneration of Board of Directors and Committee Members	120	—	—	—	—	—	—	—	120

Songa Offshore Group Nine Month Report 2017

For the three months ended 30 September 2016:

	Director’s fee	Salary	Bonus	Pension	Benefits in kind	Other payment	Annual Leave	LTIP/ EDSPP	Total
Amounts in USD ‘000

Executive management:
Bjornar Iversen – CEO	—	139	—	5	54	—	—	—	198
Jan Rune Steinsland - CFO	—	140	—	—	—	—	—	—	140
Mark Bessell - COO	—	255	—	5	—	—	—	—	260
Total remuneration executive management	—	534	—	10	54	—	—	—	598

Board of Directors:
Frederik W. Mohn - Chairman	—	—	—	—	—	—	—	—	—
Michael Mannering - Board Member	39	—	—	—	—	—	—	—	39
Arnaud Bobillier - Board Member	19	—	—	—	—	—	—	—	19
Christina Ioannidou - Board Member	—	—	—	—	—	—	—	—	—
Johan Kr. Mikkelsen - Board Member	17	—	—	—	—	—	—	—	17
Ronald B. Blakely – Board Member	20	—	—	—	—	—	—	—	20
Geir Sandvik – Nomination Committee Member	—	—	—	—	—	—	—	—	—
Paal Victor Minne – Chairman Election/ Nomination Committee	—	—	—	—	—	—	—	—	—
Total remuneration of Board of Directors and Committee Members	95	—	—	—	—	—	—	—	95

The Company has recognised a cost relating to the share options for the executive management, as shown above, amounting to USD 0.1 million for the three month period ended 30 September 2017 (three month period ended 30 September 2016: cost amounting to USD Nil).

14 Contingent liabilities

No changes in contingent liabilities arose during the nine months ended 30 September 2017, apart from the DSME Arbitration Case, which is fully disclosed in Note 4 and Note 15.

Songa Offshore Group Nine Month Report 2017

15 Events occurring after the reporting period

A.DSME Arbitration Case

On 12 October 2017 Songa Offshore issued a strike out application in the English court in respect to DSME’s application for permission to appeal the arbitration awards.

B.Exercise of Warrants

On 26 October 2017, the Company issued 25,526 shares from exercise of warrants. Following the exercise, the number of issued shares has increased to 136,641,567 and the number of outstanding warrants has been reduced to 53,403.

16 Approval of interim financial statements

The Board of Directors approved these interim condensed consolidated financial statements on 8 November 2017.

ANNEX A

TRANSACTION AGREEMENT

_______________________________________

Transaction Agreement

_______________________________________

BETWEEN

TRANSOCEAN INC.

TRANSOCEAN LTD.

AND

SONGA OFFSHORE SE

August 13, 2017

1.	BACKGROUND	3
2.	THE OFFER	4
3.	SONGA OFFSHORE BOARD RECOMMENDATION	11
4.	UNDERTAKINGS	11
5.	NON-SOLICITATION	18
6.	COMPETING OFFERS – RIGHT TO AMEND	19
7.	COMPETITION FILINGS	20
8.	PUBLIC ANNOUNCEMENTS, PRESS RELEASES ETC.	21
9.	TERMINATION	21
10.	SPECIFIC PERFORMANCE	24
11.	NOTICES	24
12.	MISCELLANEOUS	26
13.	REPRESENTATIONS AND WARRANTIES OF BOTH PARTIES	27
14.	FURTHER REPRESENTATIONS AND WARRANTIES	28
15.	GOVERNING LAW AND DISPUTE RESOLUTION	31

APPENDIX 1	TERMS AND CONDITIONS OF THE OFFER
APPENDIX 2	TERM SHEET FOR CONVERTIBLE BOND
APPENDIX 3	OFFEROR ANNOUNCEMENT RELEASE
APPENDIX 4	SONGA OFFSHORE ANNOUNCEMENT RELEASE
APPENDIX 5	PRE-ACCEPTANCE AGREEMENT
APPENDIX 6	INDICATIVE TIMETABLE
APPENDIX 7	SONGA BOARD RECOMMENDATION
APPENDIX 8	INDEPENDENT STATEMENT
APPENDIX 9	LIST OF SUBSIDIARIES

This Agreement (this “Agreement”) is made on August 13, 2017 between:

(1)      Transocean Inc., a Cayman Islands Exempted company with company registration number 89645 (“Transocean Inc.”);

(2)      Transocean Ltd., a Swiss corporation with its registered office in Steinhausen, Canton of Zug, Switzerland (“Transocean Ltd.”); and

(3)      Songa Offshore SE, a European public company limited by shares (or societas europaea), duly registered and validly existing under the laws of Cyprus with company registration number SE9 (“Songa Offshore”).

Transocean Inc., Transocean Ltd. and Songa Offshore are hereinafter sometimes referred to collectively as the “Parties”, and individually as a “Party”.

1.            BACKGROUND

1.1          Transocean Inc. is a wholly-owned subsidiary of Transocean Ltd., which is the ultimate parent company of the Transocean group. Transocean Ltd. is listed on the New York Stock Exchange and together with its subsidiaries operates in the offshore drilling business.

1.2          Songa Offshore is an offshore drilling contractor headquartered in Limassol, Cyprus and listed on the main market of the Oslo Stock Exchange (“Oslo Børs”).

1.3          Transocean Ltd. and Songa Offshore have discussed and agreed, on the terms and conditions set out herein, to seek to complete a business combination (the “Combination”), to be effected by Transocean Ltd. and Transocean Inc. or another wholly owned direct or indirect subsidiary of Transocean Ltd. (such company or companies, the “Offeror”) making a recommended public voluntary exchange offer for all the issued and outstanding shares (including ordinary shares, restricted shares and shares of any other class) of Songa Offshore (the “Songa Shares”) on such terms and conditions set out in Clause 2 and Appendix 1 attached to this Agreement (the “Offer”). Subject to the terms and conditions set forth herein (including the Appendices hereto), the Offeror will further make an offer to acquire the issued and outstanding Bonds (as defined below) issued by Songa Offshore as set out in Clause 2.19 and terminate, on behalf of Songa Offshore, the Loan (as defined below) in the manner and pursuant to the terms as set out in Clause 2.20.

1.4          Prior to this Agreement, the Parties have each performed an initial due diligence review of the other Party and its applicable subsidiaries and affiliates according to agreed scopes and documentation requests.  Through such due diligence, the Offeror has reviewed the customer contracts of Songa Offshore and its subsidiaries, as well as the Norwegian exit tax case of Songa Offshore and matters related to Opus and Songa Offshore’s reported disputes with DSME (such matters, collectively, the “Phase 1 Due Diligence”), all with a satisfactory result, but the Offeror is still completing due diligence on other matters that it has begun to review.  The Offeror shall have the right to conduct certain further confirmatory legal, financial, commercial and technical due diligence of Songa Offshore and its subsidiaries after the date of this Agreement, such due diligence however only to cover items other than the Phase 1 Due Diligence.  Songa Offshore shall cooperate and assist Offeror and its representatives with such confirmatory legal, financial, commercial and technical due diligence as reasonably requested by Offeror and its representatives, including providing access at the reasonable request of Offeror and its representatives to documents, information and personnel of Songa Offshore to complete such confirmatory due diligence. For the avoidance of doubt, nothing in the third sentence of this Clause 1.4 related to the non-Phase

1 Due Diligence shall be construed to limit, in any way, the obligations of the Offeror contained in this Agreement; provided, that the foregoing shall not limit Offeror’s rights in Clause 9.1.

1.5          Simultaneously with the execution of this Agreement, Perestroika AS, a Norwegian private limited company controlled by Mr. Frederik Mohn, chairman of the Songa Board (“Perestroika AS”), has given an irrevocable pre-acceptance of the Offer to the Offeror (the “Perestroika AS Pre-acceptance”), on substantially such terms as set out in Appendix 5 of this Agreement.  As soon as practicable following the execution of this Agreement, Offeror and Songa Offshore will use their respective reasonable best efforts to obtain irrevocable pre-acceptances of the Offer (substantially on such terms as set out in Appendix 5 of this Agreement) (but for avoidance of doubt without references to lock-up and director appointments) for Songa Shares that are beneficially owned by Asia Research & Capital Management Ltd., which together with Perestroika AS, constitute in the aggregate at least 63% of the Songa Shares on a fully diluted basis as well as board members and members of the executive management holding Songa Shares (collectively, the “Post-Execution Pre-acceptances” and together with the Perestroika AS Pre-acceptance, the “Pre-acceptances”). The Pre-acceptances also include or will include, where relevant, irrevocable commitments to tender Bonds and exchange the Loan.

1.6          Songa Offshore, represented by its board of directors (the “Songa Board”), and Transocean Ltd. and Transocean Inc. enter into this Agreement to set forth their respective rights and obligations in connection with the Combination and the Offer, the Bond Offer (as defined below) and the Loan Exchange (as defined below).

1.7          Perestroika AS shall be afforded the right to designate one individual that the board of directors of Transocean Ltd. will propose to Transocean Ltd.’s shareholders for election to Transocean Ltd.’s board of directors at the extraordinary general meeting of shareholders at which the Transocean Ltd. Shareholder Approvals (as defined in Clause 2.6) are sought (including any adjournment or postponement thereof (the “Transocean Ltd. Meeting”).  Any such proposal and election shall be conditional upon the completion of the Offer and the other transactions contemplated by this Agreement.  The individual designated by Perestroika AS (the “Perestroika Designee”) shall be Mr. Frederik Mohn.

2.            THE OFFER

2.1          Subject to the conditions set out in Clause 2.9, the Offeror shall make the Offer to exchange each Songa Share for consideration consisting of a combination of (i) newly issued registered shares of Transocean Ltd. at par value CHF 0.10 each (the “Consideration Shares”), (ii) senior unsecured exchangeable bonds convertible into shares in Transocean Ltd., such bonds to be issued on the terms set out in Appendix 2 to this Agreement (the “Consideration CBs”), and (iii) at the election of the holder of such Songa Share, cash as provided below (the value of any cash and the value of the aggregate number of Consideration Shares and Consideration CBs to be delivered per Songa Share, the “Offer Price”). The Offer shall in all material respects be on the terms and subject to the closing conditions set out in Appendix 1 to this Agreement, provided that one or more of such closing conditions may be waived by the Offeror as set out in Appendix 1. The Offer Price shall be equal to NOK 47.50 per Songa Share. The value of each Consideration Share will be determined based on the closing price of the RIG Shares on New York Stock Exchange (the “NYSE”) at 10:00 pm CET (4:00 pm EST) and the NOK/USD closing price at 4:00 pm CET as determined by Norges Bank, each on the trading day immediately preceding the announcement of the Offer.   The value of each Consideration CB delivered in the Offer will be the nominal amount of such Consideration CB. Each Songa Offshore shareholder may elect to sell Songa Shares in the Offer for cash consideration per Songa Share equal to the Offer Price for a total amount per Songa Shareholder of up to NOK 125,000 (the “Cash Election”) (to avoid doubt, this shall mean that any Songa Shareholder holding Songa Shares valued at less than NOK 125,000 based on the Offer Price may choose to receive 100% settlement in cash).  The number of Consideration Shares issued to (a) each Songa Offshore shareholder who accepts the Offer and (b) following the completion of the Offer, any Songa Offshore shareholder in connection with any mandatory offer in accordance with the rules of chapter 6 of the Norwegian Securities Trading Act 2007 or compulsory acquisition, in each case, will be rounded down to the nearest whole number of Consideration Shares or Consideration CBs.  Notwithstanding the foregoing, the aggregate Offer Price paid to each Songa Offshore shareholder participating in the Offer shall be comprised, as near as possible, of 50% Consideration Shares and 50% Consideration CBs, with any exercise by such shareholder of the Cash Election being deducted first from the aggregate number of Consideration CBs issued to such shareholder and second to the aggregate number of Consideration Shares issued to such shareholder. The number of Consideration Shares and Consideration CBs shall each be adjusted appropriately to reflect the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into shares of Transocean Ltd. or Songa Shares, as applicable), reclassification, combination, exchange of shares or other like change (other than in connection with the transactions contemplated by this Agreement, including any issuances of shares by Songa Offshore or Transocean Ltd. permitted pursuant to Clause 4.1 or 4.2 of this Agreement) with respect to the number of shares of Transocean Ltd. or Songa Shares outstanding after the date hereof and prior to the completion of the Offer; provided, however, that nothing in this Clause 2.1 shall be deemed to permit or authorize Transocean Ltd. or Songa Offshore to effect any such change that it is not otherwise authorized or permitted to undertake pursuant to this Agreement.

2.2          As promptly as reasonably practicable, and in any event within ten U.S. business days after the date of this Agreement, each of the Offeror and Songa Offshore shall use its commercially reasonable efforts to determine, in consultation with its respective legal counsel, whether the Consideration Shares and the Consideration CBs may be issued without registration under the Securities Act of 1933, as amended (the “Securities Act”) pursuant to Rule 802 promulgated under the Securities Act (an “Exempt Exchange”). If the Offeror and Songa Offshore jointly conclude in their collective reasonable judgment that the Consideration Shares and/or the Consideration CBs may be issued pursuant to an Exempt Exchange, the Offeror and Songa Offshore shall each use its commercially reasonable efforts to issue the Consideration Shares and/or the Consideration CBs, as applicable, pursuant to an Exempt Exchange upon the completion of the Offer and prior to the Long Stop Date (as defined below).

2.3           If the Offeror and Songa Offshore do not jointly conclude in their collective reasonable judgment that the Consideration Shares and/or the Consideration CBs may be issued pursuant to an Exempt Exchange, then the Offeror shall cause to be filed one or more Registration Statements on Form S-4 (the “S-4 Registration Statements”) with respect to the Consideration Shares and the Consideration CBs as promptly as reasonably practicable, and the Offeror shall use its reasonable best efforts to cause such registration statement to become effective under the Securities Act as promptly as reasonably practicable following such filing, and in any event before the Offer period expires, and thereafter use reasonable best efforts to maintain the effectiveness thereof (the “Registered Exchange”).

2.4          All Consideration Shares shall have equal rights in all respects as the current issued shares of Transocean Ltd., and shall be listed on the NYSE and be issued without any restrictions on transferability other than those mandatorily applicable to any affiliates of the Offeror under the Securities Act. The Offeror shall use its reasonable best efforts to cause all Consideration CBs issued in the Offer, the Bond Offer and the Loan Exchange to be listed on the NYSE or NASDAQ, as selected by the Offeror in its sole discretion, within one month following the initial issuance of such Consideration CBs and shall cause all Consideration CBs to be issued without any restrictions on transferability or conversion other than those mandatorily applicable to any affiliates of the Offeror under the Securities Act.

2.5          Notwithstanding Clause 2.1, the Offeror may restrict acceptance of the Offer from or otherwise restrict the distribution of Offer documentation to jurisdictions where the Offeror reasonably determines, after consultation with external counsel and Songa Offshore, that the making of the Offer in or acceptance of the Offer from such jurisdiction would be in violation of applicable laws or where the making of the Offer would require filings, approvals or actions other than the approval of the Voluntary Offer Document (as defined below) by Oslo Børs and the Financial Supervisory Authority of Norway or the U.S. Securities and Exchange Commission (the “SEC”) that are in the reasonable opinion of the Offeror, in consultation with and as approved by Songa Offshore (which approval shall not be unreasonably withheld, conditioned or delayed), unduly onerous.

2.6          Transocean Ltd. shall prepare and file a preliminary and definitive proxy statement with the SEC (the “Proxy Statement”) in advance of, and publish the Swiss law invitation to, the Transocean Ltd. Meeting at which the shareholders of Transocean Ltd. shall vote on (i) the issuance of the Consideration Shares in an ordinary share capital increase for purpose of acquiring the Songa Shares and (ii) the creation of additional authorized share capital of Transocean Ltd. pursuant to which Transocean Ltd.’s board of directors is authorized to issue new registered shares of Transocean Ltd., at par value CHF 0.10 each, in connection with a mandatory offer or compulsory acquisition (if any) following the completion of the Offer, in each case with the necessary majority under Swiss law and Transocean Ltd.’s Articles of Association, (iii) the election of the Perestroika Designee to serve as directors on the Transocean Ltd. board of directors, and (iv) the issuance of the Consideration Shares and the Consideration CBs in connection with the Offer, Bond Offer and the Loan Exchange pursuant to the rules of the NYSE (the “Proxy Proposals”). Such approvals of the Proxy Proposals by Transocean Ltd. shareholders are referred to in this Agreement as the “Transocean Ltd. Shareholder Approvals.”  Transocean Ltd. shall use commercially reasonable efforts to ensure that such Proxy Statement and other filings required to obtain the Transocean Ltd. Shareholder Approvals are prepared and filed.  Subject to the other provisions of this Agreement, Offeror shall (a) take all action reasonably necessary in accordance with applicable law and its applicable organizational documents to duly call, give notice of, convene and hold a meeting of its shareholders as promptly as reasonably practicable after the Proxy Statement is cleared by the SEC, for the purpose of obtaining the Transocean Ltd. Shareholder Approvals at the Transocean Ltd. Meeting, and (b) use commercially reasonable efforts to solicit and obtain the Transocean Ltd. Shareholder Approvals as promptly as reasonably practicable.  Transocean Ltd. shall, through Transocean Ltd.’s board of directors, recommend that Transocean Ltd.’s shareholders approve the Transocean Ltd. Shareholder Approvals (the “Transocean Board Recommendation”) and include such Transocean Board Recommendation in the Proxy Statement.  The Transocean Board Recommendation shall not be withdrawn or modified by Transocean Ltd.’s board of directors unless this Agreement is terminated by Transocean Ltd. in accordance with the terms hereof.  Notwithstanding the foregoing, subject to the other provisions of this

Agreement, Offeror shall have the right to make one or more successive postponements or adjournments of the Transocean Ltd. Meeting (I) for the absence of a quorum, (II) to allow reasonable additional time for the filing and mailing of any supplemental or amended disclosure which Transocean Ltd. has determined in good faith after consultation with outside counsel is reasonably necessary under applicable law and for such supplemental or amended disclosure to be disseminated and reviewed by Offeror’s shareholders prior to the Transocean Ltd. Meeting or (III) to allow reasonable additional time to solicit additional proxies to the extent Offeror reasonably believes necessary in order to obtain the Transocean Ltd. Shareholder Approvals.

2.7          Songa Offshore shall furnish all information concerning it, provide reasonable access to its employees and auditors, and use its commercially reasonable efforts to obtain and furnish information concerning the holders of its shares and bonds, in each case, as the Offeror may reasonably request in connection with the preparation, filing and distribution of the Proxy Statement, including (i) preparing any Management Discussion and Analysis of Financial Condition and Results of Operations for Songa Offshore and (ii) assisting Offeror in its preparation of any pro forma financial statements, in each case, if and to the extent required to be included therein by applicable law. The Offeror shall use commercially reasonable efforts to cause the Proxy Statement to comply with the rules and regulations promulgated by the SEC, to respond promptly as reasonably practicable to any comments of the SEC or its staff and to have the preliminary proxy statement cleared by the SEC as promptly as reasonably practicable, and to file a definitive proxy statement with the SEC and commence mailing the proxy materials to Transocean Ltd. shareholders as promptly as practicable. Additionally, the Offeror will provide in writing to Songa Offshore and its counsel any comments, written or oral, of the SEC with respect to the Proxy Statement and a reasonable opportunity for Songa Offshore to review and comment on any response thereto and consider in good faith any comments so provided, and Songa Offshore shall reasonably cooperate with the Offeror in preparing responses to such SEC comments. All information supplied by or on behalf of the Offeror or Songa Offshore for inclusion or incorporation by reference in the Proxy Statement will comply as to form in all material respects with the applicable requirements of the Exchange Act.  None of the information supplied or to be supplied by or on behalf of the Offeror or Songa Offshore for inclusion in or incorporation by reference in the Proxy Statement will contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.  For the avoidance of doubt, Songa Offshore shall have no responsibility or liability to any third-party for or in connection with the Proxy Statement or any Offeror related filing, other than any third-party regulator as may be required under applicable law.

2.8          Subject to receipt of the Pre-acceptances for in the aggregate at least 63% of the Songa Shares on a fully diluted basis (including from Perestroika AS and Asia Research Capital Management (ARCM)), the proposed Combination and the Offer shall be announced by the Offeror by the press release substantially in the form set out in Appendix 3 to this Agreement (the “Offeror Announcement Release”) and by Songa Offshore by the press release substantially in the form set out in Appendix 4 to this Agreement (the “Songa Announcement Release”) each published through Oslo Børs’ electronic information distribution system and, with respect to the Offeror Announcement Release, United States press release services, in each case, no later than four U.S. business days after the date of this Agreement and after such time by such other means in the case of the Offeror Announcement Release as the Offeror deems appropriate (the actual date of such announcements being referred to as the “Announcement Date”).

2.9          The Offeror shall use commercially reasonable efforts to commence the Offer as promptly as reasonably practicable following the date hereof, provided that the Offeror’s obligation to so commence the Offer shall be subject only to the satisfaction or waiver by the Offeror of the following pre-conditions:

(i)      Following the Announcement Date, there shall have been no Material Adverse Change (as defined below) with respect to Songa Offshore;

(ii)     The Voluntary Offer Document shall have been approved by Oslo Børs and the Financial Supervisory Authority of Norway; and

(iii)     No material breach by Songa Offshore of its obligations under this Agreement shall have occurred.

2.10        The Offeror shall as soon as practically possible issue and send to all Songa Offshore shareholders (subject to Clause 2.1) a combined voluntary offer document and prospectus (or a document providing similar information) pursuant to chapters 6 and 7 of the Norwegian Securities Trading Act 2007 (the “Voluntary Offer Document”).  The Voluntary Offer Document shall contain terms and conditions for the Offer in all material respects consistent with those set out in this Agreement and Appendix 1 to this Agreement.  Furthermore, the Parties will use commercially reasonable efforts to take the actions outlined in Appendix 6 within the time frames set forth therein.

2.11        Songa Offshore shall use commercially reasonable efforts to provide such information and assistance as may be necessary and reasonably requested by the Offeror in connection with the completion of the Voluntary Offer Document. The Offeror shall use commercially reasonable efforts to cause the Voluntary Offer Document to comply with all applicable rules and regulations.  Songa Offshore shall have the right to review and comment upon the Voluntary Offer Document prior to its publication, but shall not have any right or obligation to approve or authorise the contents of the Voluntary Offer Document, except for the Songa Offshore Board Recommendation (as defined below) in the Voluntary Offer Document, provided that the Offeror shall consider in good faith any comments so provided by Songa Offshore.

2.12        Notwithstanding any information, assistance or comments provided by Songa Offshore, the Offeror shall be responsible for the final form of the Voluntary Offer Document and be responsible for the information contained in the Voluntary Offer Document.

2.13         In the event an S-4 Registration Statement is required to be filed with the SEC pursuant to Clause 2.3, then the Offeror shall prepare such S-4 Registration Statement, and Songa Offshore shall furnish all information concerning it, provide reasonable access to its employees and auditors, and use its commercially reasonable efforts to obtain and furnish information concerning the holders of its shares and bonds, in each case, as the Offeror may reasonably request in connection with the preparation of such S-4 Registration Statement, including (i) preparing any Management Discussion and Analysis of Financial Condition and Results of Operations for Songa Offshore and (ii) assisting Offeror in its preparation of any pro forma financial statements, in each case, if and to the extent required to be included therein by applicable law.  None of the information supplied or to be supplied by or on behalf of the Offeror or Songa Offshore for inclusion in or incorporation by reference in any S-4 Registration Statement will contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.  For the avoidance of doubt, Songa Offshore shall have no responsibility or liability to any third-party for or in connection with the information contained in any S-4 Registration Statement, other than any third-party regulator as may be required under applicable law.

2.14         The consolidated financial statements of the Offeror supplied for inclusion or incorporation by reference in any S-4 Registration Statement and the Proxy Statement will comply as to form in all material respects with the accounting requirements and rules and regulations of the SEC applicable to each party and fairly present the financial condition of the Offeror as of the respective date thereof and the consolidated results of operations and cash flows for the respective period then ended. Any audited consolidated financial statements of Songa Offshore for 2016, 2015 and 2014 and unaudited consolidated interim financial statements provided for inclusion in any S-4 Registration Statement and the Proxy Statement will comply as to form in all material respects with the applicable requirements of the Securities Act and Exchange Act, as applicable, and fairly present the financial condition of Songa Offshore as of the respective date thereof and the consolidated results of operations and cash flows for the respective period then ended. The Offeror shall provide Songa Offshore and its representatives, including its counsel and auditors, reasonable opportunity and time to review and provide comments to any S-4 Registration Statement and Proxy Statement prior to the time the Offeror files such S-4 Registration Statement and Proxy Statement with the SEC or any amendment or supplement thereto and such document is made publicly available and shall consider in good faith any comments so provided. Songa Offshore shall request its auditors to provide the Offeror with all written consents (but does not warrant such consents) in such form required by the SEC to authorize the Offeror to include Songa Offshore’s 2016, 2015 and 2014 annual financial statements and unaudited consolidated interim financial statements in any S-4 Registration Statement and the Proxy Statement, in each case, to be filed with the SEC.

2.15         The Offeror shall use commercially reasonable efforts to cause any S-4 Registration Statement prepared to comply with the rules and regulations promulgated by the SEC, to respond promptly as reasonably practicable to any comments of the SEC or its staff and to have such S-4 Registration Statement declared effective under the Securities Act as promptly as reasonably practicable after it is filed with the SEC.  The Offeror will as promptly as reasonably practicable provide in writing to Songa Offshore and its counsel any comments, written or oral, of the SEC with respect to any S-4 Registration Statement and a reasonable opportunity to review and comment on any response thereto and consider in good faith any comments so provided, and Songa Offshore shall reasonably cooperate with the Offeror in preparing responses to such comments.  All information supplied by or on behalf of the Offeror or Songa Offshore for inclusion or incorporation by reference in any S-4 Registration Statement will comply as to form in all material respects with the applicable requirements of the Securities Act.  The Offeror shall also promptly as reasonably practicable file, use commercially reasonable efforts to cause to become effective as promptly as reasonably practicable and, if required, deliver to Songa Offshore’s shareholders, any amendment to any S-4 Registration Statement that becomes necessary after the date such S-4 Registration Statement is declared effective, including so as to ensure that such S-4 Registration Statement does not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.  The Offeror will provide to holders of Songa Shares the number of copies of the prospectus to any S-4 Registration Statement that are reasonably requested.

2.16         In furtherance of the joint determination described in Clause 2.2, Songa Offshore shall furnish all information concerning it and and shall use commercially reasonable efforts to obtain and furnish information concerning the holders of its shares and bonds, in each case, as the Offeror may reasonably request in connection with the determination of whether the Consideration Shares and/or the Consideration CBs may be issued pursuant to an Exempt Exchange, including requesting, pursuant to a written letter approved in advance by the Offeror, information from nominees holding any Songa Shares regarding any shares that may be held by a U.S. holder.

2.17         If between the date of signing of this Agreement and completion of the Offer as contemplated by the Voluntary Offer Document and any S-4 Registration Statement (as applicable), or, if relevant, expiry of a subsequent mandatory offer, a consideration higher than the Offer Price is paid or agreed to be paid pursuant to a direct or indirect acquisition of a (directly or indirectly) Songa Share (in the open market or in privately negotiated transactions or otherwise) by or on behalf of the Offeror or any entity wholly owned directly or indirectly by Transocean Ltd., then the Offer Price shall be increased to be at least equal to such higher consideration.  Notwithstanding the foregoing, the Offer Price shall not be increased pursuant to this Clause 2.17 solely as a result of (i) the payment of cash consideration (including the effect of any change in currency exchange rates) in any subsequent mandatory offer in accordance with the minimum offer price requirements as decided by Oslo Børs, (ii) share price fluctuations during or after the Offer Period, or (iii) the application of calculation principles to any subsequent mandatory offer that differ from the calculation principles specified in Clause 2.1, whether applied by the Oslo Stock Exchange or any other governmental or regulatory authority or pursuant to the requirements of any applicable law (including applicable Cyprus law).

2.18         If the Offer is completed, the Offeror shall, as promptly as reasonably practicable and in accordance with the applicable rules and regulations, either make a mandatory offer for the remaining Songa Shares or, if the conditions therefor are met, effectuate a compulsory acquisition of the remaining Songa Shares according to applicable laws and regulations of Cyprus.

2.19        Subject to the Offeror making the Offer as set out in Clause 2.1, the Offeror shall as promptly as reasonably practicable make an offer (the “Bond Offer”) to the holders (the “Bondholders”) of bonds in SONG04 (ISIN NO 001 062875.3) (“SONG04 Bonds”) and SONG05 (ISIN NO 001 064940.3) (“SONG05 Bonds”, and together with SONG04 Bonds the “Bonds”) to exchange (i) each SONG04 Bond for Consideration CBs, cash or a combination thereof in a total amount equal to 103.5% of the principal amount of such SONG04 Bonds and (ii) each SONG05 Bond for Consideration CBs, cash or a combination thereof in a total amount equal to 101% of the principal amount of such SONG05 Bonds, for both (i) and (ii) plus accrued unpaid interest on the Bonds up to completion of the Bond Offer.  The Offeror acknowledges and agrees that (a) there will be no conditions to the Bond Offer other than the conditions to the Offer, as such conditions may be modified to be applicable to the Bond Offer, and (b) it will not (I) waive any condition to the Offer unless any corresponding condition to the Bond Offer is simultaneously waived and (II) waive any condition to the Bond Offer unless any corresponding condition to the Offer is simultaneously waived.

2.20         Subject to the Offeror making the Offer as set out in Clause 2.1, the Offeror shall exchange (the “Loan Exchange”) with Perestroika AS the USD 50 million loan (the “Loan”) for Consideration CBs in a total amount equal to 100% of the principal amount of the Loan (plus accrued unpaid interest up to completion of the Loan Exchange) upon completion of the Offer.

3.            SONGA OFFSHORE BOARD RECOMMENDATION

3.1          The Songa Board undertakes to announce a (subject to any disqualification or non-participation required by applicable Law) unanimous recommendation of the Offer (the “Songa Board Recommendation”) substantially in the form attached in Appendix 7 to this Agreement or in such other form as the Parties may agree in writing, subject as stated in Clause 3.3. The Offeror may incorporate or refer to the Songa Board Recommendation in the Voluntary Offer Document and any S-4 Registration Statement.

3.2           Due to the fact that the Offer is launched in agreement with Songa Offshore, the Parties acknowledge that Oslo Børs will require that a statement on behalf of Songa Offshore is made by an independent third-party, ref. Section 6-16 (4) of the Norwegian Securities Trading Act 2007 (the “Independent Statement”). ABG Sundal Collier ASA will, if approved by Oslo Børs pursuant to Section 6-16 (4) of the Norwegian Securities Trading Act 2007, provide the form of Independent Statement substantially as set forth in Appendix 8 to this Agreement and has confirmed to Songa Offshore that the Independent Statement will be finalised for and shall be released contemporaneously with the Songa Board Recommendation subject only to (i) its confirmatory review of the Voluntary Offer Document, (ii) the Voluntary Offer Document being made public and (iii) any change deemed required by ABG Sundal Collier ASA due to developments between the date of this Agreement and the date of the Independent Statement and in light of the requirements under Section 6-16 of the Norwegian Securities Trading Act 2007. The Independent Statement shall be included as an appendix to the Voluntary Offer Document or made public through a stock exchange notice on the Songa Offshore ticker.

3.3          The Songa Board Recommendation shall not be withdrawn or modified by the Songa Board unless (i) a Competing Offer (as defined in Clause 5.2) is made and the Songa Board determines in accordance with Clause 6.4 that such Competing Offer is a Superior Proposal to the Offer or the Amended Offer (as defined in Clause 6.2), as the case may be, or (ii) this Agreement is terminated by Songa Offshore in accordance with the terms hereof.

3.4          For purposes of this Agreement a “Superior Proposal” shall mean a Competing Offer for all or a significant part of the Songa Shares, on a fully diluted basis, or assets of Songa Offshore not solicited, sought or initiated by Songa Offshore or its employees, directors, advisers and representatives, directly or indirectly, in breach of Clause 5.1 on terms that the Songa Board determines, in good faith, after consultation with its financial advisers and external legal counsel, would be more favourable from a financial point of view to Songa Offshore’s shareholders than the terms contemplated by the Offer (or an Amended Offer, as the case may be).

4.            UNDERTAKINGS

4.1          From the date of this Agreement and until the earlier of (a) completion of the Offer and (b) the termination of this Agreement, Songa Offshore shall, and shall cause its direct and indirect subsidiaries to observe the following restrictions on their conduct except as otherwise provided in this Agreement:

(i)      conduct its business in the ordinary course and in accordance with applicable laws, regulations and decisions of competent governmental and regulatory authorities, and seek to preserve its present business organization, lines of business, material relationships with customers, suppliers and other third parties, and shall refrain from:

(a)      adopting or proposing any changes to the articles of association of Songa Offshore (save as due to changes in capital allowed for below);

(b)     declaring any dividend or other distribution to Songa Offshore shareholders in their capacity as such or the issue, sale, purchase or redemption of any financial instruments of Songa Offshore or its direct or indirect subsidiaries other than as set out in this Agreement or (for actions other than dividends or distributions) pursuant to obligations under written agreements in place as of the Announcement Date that have been provided to Offeror prior to the entering into of this Agreement or as expressly permitted under (m) below;

(c)      paying, or agreeing to pay, any success fees or bonuses in connection with the Offer or other transactions contemplated herein other than (I) to Songa Offshore’s financial advisers Pareto Securities AS in accordance with the fee arrangements disclosed to the Offeror prior to the entering into of this Agreement, (II) other success fees or bonuses to Songa Offshore directors and employees in connection with the transactions contemplated herein not exceeding a total maximum amount of USD 5,000,000, or (III) to Songa Offshore’s advisers in connection with any Competing Offer not in breach of Clause 5.1 (to avoid doubt, this paragraph does not extend to payment of non-success based fees, such as fee to the Independent Statement provider and legal fees);

(d)     other than for outstanding claims relating to OPUS, any claim related to the exit tax matter and any reported counterclaims towards DSME, forgiving any claim(s) in excess of USD 5,000,000 in the aggregate;

(e)      merging, consolidating or entering into any restructuring, liquidation, dissolution or any business combination transaction, or making any corporate acquisition or material transaction, in each case other than with respect to (I) transactions involving only direct or indirect wholly owned subsidiaries of Songa Offshore and only after consulting with, and taking into account in good faith the view of, the Offeror with regard to such transaction or (II) liquidation of dormant subsidiaries after consulting with, and taking into account in good faith the view of, the Offeror with regard to such transaction;

(f)      other than in the ordinary course of business, acquiring any assets (provided, that the restrictions in Clause 4.1(i)(e) shall still apply as applicable) or making or committing to any material capital expenditure;

(g)      selling, abandoning or otherwise disposing of any  assets, business or property or agreeing to the creation of any material lien or encumbrance over any asset, other than, (I) in the case of the sale, abandonment or disposition of any assets, business or property, (x) sales or retirement of obsolete assets, finished goods or inventory in the ordinary course of business or (y) involving consideration or book value not in excess of USD 20,000,000 individually or USD 30,000,000 in the aggregate, and (II) in the case of liens or encumbrances, any factoring arrangements not to exceed USD 60,000,000 entered into on market terms or in respect of any arrangement in the ordinary course of business that is not otherwise restricted by this Clause 4.1;

(h)      amending the terms of Songa Offshore warrants, convertible bonds, Bonds or the Loan;

(i)      appointing any new member of its executive management;

(j)      changing the general terms of employment of its non-management employees, other (I) than changes to employee benefits in the ordinary course of business that are applicable to similarly situated employees, or (II) monthly, quarterly, or annual, market-based, promotion-related or merit-based salary increases in the ordinary course of business;

(k)      changing the terms of employment of its executive management in any way;

(l)       adopting or amending any employee benefit, bonus or profit sharing scheme (including any scheme having share purchase or share option provisions) other than timing adjustments or in the ordinary course of business;

(m)     altering its authorised or issued share capital, granting any options or other rights to subscribe for any of its shares, or the purchase or sale of its shares or other securities issued by it, other than (I) issuances of shares as required by the exercise of warrants or options or the conversion of convertible bonds or other Songa Offshore securities (including under incentive programs), in each case, that are outstanding on the date of this Agreement and publicly disclosed or publicly available and made in accordance with the terms of such agreements underlying such warrants, options or convertible bonds, (II) issuances of common shares at a price per share no less than the Offer Price which, in the aggregate and together with any new loan agreement, debt securities or other indebtedness incurred pursuant to Clause 4.1(i)(n)(II), do not exceed USD 10,000,000 and (III) following consultation with the Offeror, any issuance of common shares at a price per share no less than the Offer Price, in addition to those made pursuant to Clause 4.1(i)(m)(II), that are necessary to raise funds to avoid a covenant default under Songa Offshore’s existing or future indebtedness;

(n)      entering into any loan agreement with any bank or other financial institution, issuing any debt securities or incurring any other indebtedness in any such case other than (I) in the ordinary course of business, (II) in an aggregate amount, together with the aggregate amount any issuances of shares pursuant to Clause 4.1(i)(m)(II), not exceeding USD 10,000,000, and (III) following consultation with the Offeror, any such indebtedness incurred in addition to that incurred pursuant to Clause 4.1(i)(n)(II) that is necessary to raise funds to avoid a covenant default under Songa Offshore’s existing or future indebtedness, so long as any such indebtedness incurred does not contain any provision requiring the payment of any premium or make whole amount or providing for the default or acceleration of such indebtedness as a result of any of the transactions contemplated by this Agreement;

(o)      repaying, accelerating or otherwise amending the terms of its indebtedness  other than (I) in the ordinary course of business after requesting and obtaining any necessary waiver(s) and (II) any waiver(s) of Songa Offshore’s covenants to maintain specific debt-to-EBITDA ratios under its existing indebtedness so long as such waiver(s) do not require the payment of any consent fees (other than fees of an ordinary and de minimis nature in accordance with past practice), amend the terms of the underlying agreements or contain any provision that would have an adverse consequence to Songa Offshore;

(p)      amending its existing insurance coverage other than in the ordinary course of business;

(q)      entering into or materially amending any material agreement, other than in the ordinary course of business, or entering into any contracts which are outside normal commercial terms;

(r)      entering into any agreement regarding any other transactions with any of its shareholders owning more than 1% of the share capital of Songa Offshore or Persons (as defined below) related to such shareholders, other than (I) in the ordinary course of business on normal commercial terms and (II) loans or other financing arrangements on normal commercial terms and permitted under Clause 4.1(i)(n) (for avoidance of doubt, with Songa Offshore and/or its subsidiaries as debtor(s));

(s)      otherwise taking any action which it knows would or might reasonably be expected to be prejudicial to the successful outcome of the Offer or which would or might reasonably be expected to have the effect of preventing any of the conditions to the Offer from being fulfilled or resulting in a delay to the expected timetable for the completion of the Offer;

(t)      except as set forth in the last paragraph of this Clause 4.1, settle, discharge or otherwise compromise any action, suit, litigation, arbitration, lawsuit, claim, proceeding, hearing, audit, investigation or other proceeding involving payment or receipt of payment in an amount in excess of USD 10,000,000;

(u)      take any action or permit any inaction which would cause any of its material registered intellectual property to become ineffective;

(v)     (I) make, amend, or rescind any tax election, (II) change in any material respect any tax accounting principle, (III) file any amended tax return, (IV) settle any tax claim or assessment in excess of USD 5,000,000 (other than the exit tax matter) or surrender any right to claim a refund of taxes in an amount in excess of USD 5,000,000, (V) consent to any extension or waiver of the limitation period applicable to any tax claim or assessment, or (VI) fail to pay any tax when it becomes due or take any other similar action relating to the filing of any tax return or the payment of tax, except in each case as required by law or instructed by appropriate authorities following a final determination by such authority that is not subject to an ability to Songa Offshore to appeal, contest or dispute, and/or, in the case of clauses (I), (III), or (V), in the ordinary course of business; or

(w)     authorizing, agreeing or entering into any binding commitment to do any act restricted in the foregoing,

in each case except with the Offeror’s prior written consent, such consent not to be unreasonably withheld, delayed or conditioned.

(ii)     reasonably cooperate with the Offeror and its officers, employees, legal counsel, financial advisers and other representatives, and afford them, upon reasonable request and notice, reasonable access (such access not to be unreasonably refused or delayed) to the properties, books, records and management, advisers and representatives of the Songa Offshore group of companies for the purposes of the Offer and any documents to be prepared in connection with the Offer, and furnish to them such material information in relation to the development of the operation, trading, disputes, tax affairs and strategy of the business of the Songa group as they may from time to time reasonably request, in all such cases subject to any duty or obligation restricting the same;

(iii)    promptly notify the Offeror if Songa Offshore becomes aware that any act, matter or thing that is inconsistent with its obligations in Clause 4.1(i) above has occurred or if it becomes aware of any matter that shall cause any of the conditions to the Offer not to be capable of satisfaction;

(iv)     no later than at the Announcement Date, Songa Offshore shall take all actions it deems reasonably necessary to ensure that Offeror is released from any disclosure or trading restrictions that may have been caused by the disclosure by Songa Offshore to Offeror of any information that constitutes inside information (as defined by Section 3-2 of the Norwegian Securities Trading Act) in respect of Songa Offshore or financial instruments issued by Songa Offshore, including by, if and to the extent deemed necessary by Songa Offshore, disclosure of relevant information to the market. Songa Offshore will further publicly disclose any inside information made available to the Offeror or its affiliates by or on behalf of Songa Offshore on a continuous basis until completion of the Offer;

(v)      to the extent not made public through stock exchange notices, promptly notify the Offeror of any exercise notices received in relation to warrants or conversion of convertible bonds pursuant to Songa Offshore’s convertible bond issue 16/22 (SONG07), including the total number of new shares to be issued as a result of such exercises or conversions, and ensure that such new shares are issued promptly and if possible prior to the expiry of the Offer period.

Songa Offshore undertakes to use its reasonable best efforts to comply with all consent, notification and reporting obligations due to regulatory requirements required to be complied with by Songa Offshore in connection with the transactions contemplated by this Agreement.

Songa Offshore, shall, and shall cause its direct and indirect subsidiaries to give the Offeror the opportunity to reasonably participate in the defense and settlement of the matters related to Opus, the Norwegian exit tax case and the disputes with DSME (the “Specified Actions”), including without limitation by providing the Offeror with all pleadings, motions, memoranda (and other similar documents) and material correspondence, as well as decisions or other actions by the applicable courts or arbitrators in the Specified Actions, reasonable opportunity to review and comment in advance on all pleadings, motions and memoranda (and other similar documents) to be filed by Songa Offshore and/or its subsidiaries, and advance notice of any hearings or status conferences or arbitrations with the courts or arbitrators, as the case may be, in the Specified Actions. Notwithstanding anything in this Agreement to the contrary, no settlement of any Specified Action shall be agreed to without Offeror’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed).

Songa Offshore may from time to time, for the purposes of requesting cooperation, information or access pursuant to Clause 4.1(ii), as well as for the purpose of seeking any consent or other information or contact under or in connection with this Agreement and the transactions contemplated hereby (including also with respect to due diligence), appoint one or more points of contact for the Offeror, with such specific points of contact subject to Offerors’ consent (not to be unreasonably withheld, conditioned or delayed).  Offeror shall have the right to appoint similar contacts related to the foregoing subject to Songa Offshore’s consent (not to be unreasonably withheld, conditioned or delayed).

4.2          From the date of this Agreement and until the earlier of (a) completion of the Offer and (b) the termination of this Agreement, Transocean Ltd. shall observe the following restrictions on its conduct except as otherwise provided in this Agreement:

(i)      conduct its and ensure that its direct and indirect subsidiaries each conduct its business in the ordinary course and in accordance with applicable laws, regulations and decisions of competent governmental and regulatory authorities, and  seek to preserve its present business organization, lines of business, material relationships with customers, suppliers and other third parties, and shall refrain from:

(a)                     declaring any dividend or other distribution to Transocean Ltd. shareholders in their capacity as such, other than such dividends or other distributions paid at levels approved by shareholders in the ordinary course of business or the issue, sale, purchase or redemption of any financial instruments of Transocean Ltd., or (for actions other than dividends or distributions) pursuant to obligations under agreements and arrangements in place as of the Announcement Date;

(b)                     paying, or agreeing to pay, any success fees or bonuses in connection with the Offer or other transactions contemplated herein other than (a) fees to the Offeror’s financial advisers Clarksons Platou Securities AS in connection with the Offer in accordance with the fee arrangements disclosed to Songa Offshore prior to the entering into of this Agreement, or (b) other success fees to employees of Offeror or its subsidiaries in accordance with past practices;

(c)                     selling, abandoning or otherwise disposing of any assets, business or property, other than in the case of the sale, abandonment or disposition of any assets, business or property, (I) sales or retirement of obsolete assets, finished goods or inventory in the ordinary course of business or (II) involving consideration or value not in excess of USD 20,000,000 individually or USD 60,000,000 in the aggregate.;

(d)                     amending the terms of any convertible loans or warrants;

(e)                    otherwise taking any action which it knows would reasonably be expected to be prejudicial to the successful outcome of the Offer or which it knows would or might reasonably be expected to have the effect of preventing any of the conditions to the Offer from being fulfilled or resulting in a delay to the expected timetable for the completion of the Offer;

(f)                      entering into any liquidation or dissolution transaction;

(g)                     altering its issued share capital, granting any options or other rights to subscribe for any of its shares, or the purchase or sale of its shares or other securities issued by it, other than (i) issuances of shares as required by the exercise or conversion of warrants or options or the conversion of convertible bonds or any other Transocean Ltd. securities, in each case, that are outstanding on the date of this Agreement and made in accordance with the terms of such agreements underlying such Transocean Ltd. securities or granted in the ordinary course of business by Offeror, including in connection with granting of incentive awards pursuant to incentive or similar plans, (ii) grants made in the ordinary course of business pursuant to incentive or similar plans, (iii) any share buyback or similar program approved by the board of directors of Transocean Ltd., (iv) any issuances of shares pursuant to any merger, business combination transaction or corporate acquisition, so long as Offeror has complied with its obligations in the last paragraph of this Clause 4.2 (if applicable), or (v) without taking into account any shares issued pursuant to clause (i) through (iv), and subject to the Offeror informing the chairman of Songa Offshore (subject to applicable law) at least 2 US business days prior to any resolution or public announcement of such intention, issuances of shares in an aggregate amount not to exceed USD 500,000,000 aggregate offering price; or

(h)                     authorizing, agreeing or entering into any binding commitment to do any act restricted in the foregoing;

in each case except with Songa Offshore’s prior written consent, such consent not to be unreasonably withheld, delayed or conditioned.

(ii)     promptly notify Songa Offshore if the Offeror becomes aware that any act, matter or thing that is inconsistent with its obligations in Clause 4.2(i) above has occurred or if it becomes aware of any matter that shall cause any of the conditions to the Offer not to be capable of satisfaction.

(iii)    no later than at the effective date of the S-4 Registration Statements, Transocean Ltd. shall take all actions it deems reasonably necessary to ensure that any trading restrictions that may have been caused by the disclosure by Transocean Ltd. to Songa Offshore representatives of any information that constitutes material non-public information in respect of Transocean Ltd. or financial instruments issued by it are released.

(iv)     except as specifically provided in this Clause 4.2(iv), prior to completion of the Offer, without Songa Offshore’s prior consent, Transocean Ltd. (on behalf of itself and its subsidiaries) undertakes not to approach, initiate, solicit or maintain any contact or dialogue with DSME, Statoil, or any of Songa Offshore’s unions or employees’ representatives, or any of Songa Offshore’s bank lenders, in each case, relating to Songa Offshore’s business or the Combination (including, in the case of DSME, relating to Songa Offshore’s disputes with DSME).  Notwithstanding the foregoing:

(a)     the Offeror may make any contact and/or maintain any dialogue (whether through approach, initiation, solicitation or otherwise) that relates to the Offeror’s business.

(b)     the Offeror may approach, initiate, solicit or maintain contact or dialogue with DSME, Statoil or with Songa Offshore’s unions or employees’ representatives if Songa Offshore (I) is given reasonable prior written notice of such approach, initiation, solicitation or contact or dialogue, (II) consents to such approach, initiation, solicitation or contact or dialogue (with such consent not to be unreasonably withheld, conditioned or delayed), and (II) is given an opportunity to participate in such discussions.

(c)     the Offeror may approach, initiate, solicit or maintain contact or dialogue with Songa Offshore’s bank lenders solely relating to the Combination and the go-forward business of Songa Offshore resulting therefrom if (I) Songa Offshore is given reasonable prior written notice of such approach, initiation, solicitation or contact or dialogue, and (II) Songa Offshore is given an opportunity to participate in such discussions.

(d)     in no event shall the Offeror be deemed in breach of this Clause 4.2(iv) for the occurrence of any de-minimis discussions concerning the Combination which occur between any of the restricted parties named in the first paragraph of this Clause 4.2(iv) and any employee of the Offeror (other than any employee of the Offeror with a title of Senior Vice President or higher).

In the event Songa Offshore chooses to participate in any discussions conducted pursuant to Clause 4.2(iv)(b) or Clause 4.2(iv)(c), Songa Offshore shall not have any veto or decision-making right related to the content of such discussions as such discussions specifically relate to the go-forward business of Songa Offshore or financing arrangements for the go-forward business of Songa Offshore after the completion of the Offer.

The Offeror undertakes to use its reasonable best efforts to comply with all consent, notification and reporting obligations due to regulatory requirements required to be complied with by the Offeror in connection with the transactions contemplated by this Agreement.

Prior to completion of the Offer, Offeror will consult with, and take into account in good faith the views of, Songa Offshore prior to entering into any business combination or acquisition transaction where the total enterprise value of the target or the value of the assets being acquired in such transaction is greater than USD 500,000,000.

5.            NON-SOLICITATION

5.1          During the period from the date of this Agreement until the earliest of (i) the termination of this Agreement, (ii) the lapsing or withdrawal of the Offer, or (iii) the completion of the Offer, Songa Offshore shall not, and shall cause its employees, directors, advisers and representatives not to, directly or indirectly, solicit, seek or initiate (it being understood that providing information in the ordinary course of business to categories of persons to whom Songa Offshore routinely provides such information will not, in and of itself, constitute any of the foregoing) the making of any proposal or offer that constitutes a Competing Offer (as defined in Clause 5.2).

5.2          A “Competing Offer” means any offer, proposal, inquiry or indication of interest (other than an offer, proposal, inquiry or indication of interest by the Offeror under this Agreement) contemplating or otherwise relating to any Acquisition Transaction.  An “Acquisition Transaction” means: any transaction or series of transactions involving (A) any merger, consolidation, share exchange, business combination, issuance of securities, acquisition of securities, tender offer, exchange offer or other similar transaction (1) in which Songa Offshore or any of its affiliates is a constituent corporation, (2) in which a person or “group” (as defined in the Exchange Act, as amended, and the rules promulgated thereunder) of persons directly or indirectly acquires beneficial or record ownership of securities representing more than 15% of the outstanding securities of any class of voting securities of Songa Offshore or any of its subsidiaries, or (3) in which Songa Offshore or any of its affiliates issues or sells securities representing more than 15% of the outstanding securities of any class of voting securities of Songa Offshore or any of its affiliates as of the date of this Agreement; or (B) any sale (other than in the ordinary course of business), lease (other than in the ordinary course of business), exchange, transfer (other than in the ordinary course of business), license (other than nonexclusive licenses in the ordinary course of business), acquisition or disposition of any business or businesses or assets that constitute or account for 15% or more of the consolidated net revenues, net income or assets of Songa Offshore, or any of its businesses or subsidiaries.

5.3          For the avoidance of doubt, if Songa Offshore is approached by an unsolicited bona fide third-party in relation to a possible Competing Offer, it shall be entitled to enter into discussions with such party and shall have the right to provide it with information necessary for such third-party to carry out a due diligence of Songa Offshore if the Songa Board determines in good faith that such discussions, if successful, may lead to a Superior Proposal.

5.4          Songa Offshore shall promptly inform the Offeror of the receipt and all reasonable details (including the proposing party, the proposed price and other significant terms, conditions and contingencies, as well as any other information reasonably needed by the Offeror to evaluate the proposal) of any Competing Offer.  Notwithstanding the foregoing, Songa Offshore will not have to disclose the identity of such proposing party unless and until the Songa Board has determined that such Competing Offer is a Superior Proposal.    If Songa Offshore enters into discussions with a third-party in accordance with Clause 5.3, it shall inform and keep informed the Offeror of all significant developments in such discussions (subject to the immediately preceding sentence) and provide the Offeror with all non-public information furnished to the proposing party which shall not have been disclosed to the Offeror. Provided this obligation is observed, the Parties acknowledge that public disclosure may be deferred pending the conclusion of negotiations on a confidential basis with the potential bona fide third-party.

6.            COMPETING OFFERS – RIGHT TO AMEND

6.1          If a Competing Offer is made to the Songa Board and the Songa Board determines that the Competing Offer is a Superior Proposal, Songa Offshore shall without undue delay inform the Offeror in writing of this, detailing the main terms of such Competing Offer. During a period of 72 hours (provided that such period shall include at least 2 (two) U.S. business days) from the time of such notice (or, if shorter until the Offeror notifies Songa Offshore that it does not intend to make an Amended Offer) and subject to any applicable law, the Parties shall not make any public statement or express any public opinion relating to the Competing Offer (to avoid doubt, this shall not preclude Songa Offshore from releasing a holding statement to comply with fiduciary obligations).

6.2          If the Offeror notifies the Songa Board in writing within the 72 hours provided in Clause 6.1 that it will amend the Offer (an “Amended Offer”), the Songa Board shall carry out an assessment of whether the Competing Offer is a Superior Proposal as compared to the Amended Offer.

6.3          If the Offeror presents an Amended Offer in accordance with Clause 6.2, and the Songa Board determines that the Competing Offer is no longer a Superior Proposal, then the Songa Board shall, subject to as provided in Clause 3, maintain its recommendation of the Offer (as amended). In such circumstances, if the Competing Offer has been publicly announced, the Songa Board shall publicly announce that it is maintaining its recommendation of the Offer (as amended).

6.4          If the Songa Board determines, without breach of this Agreement, that the Competing Offer is a Superior Proposal to the Amended Offer or the Offer (if an Amended Offer is not made within the deadline), the Songa Board shall be free to (i) recommend the Competing Offer and to withdraw the Songa Board Recommendation due to such Superior Proposal and/or (ii) to terminate this Agreement pursuant to Clause 9.1(iii) in order to pursue or enter into an acquisition or similar agreement with respect to such Superior Proposal; provided, however, that Songa Offshore shall not terminate this Agreement pursuant to Clause 9.1(iii) unless Songa Offshore has complied with its obligations under this Clause 6 and Clause 9.1(iii).

7.             COMPETITION FILINGS

7.1          The Offeror undertakes to use reasonable efforts to ensure that any required competition approvals or clearances are obtained as soon as reasonably possible, including by promptly as reasonably possible carrying out all filings and applications in all relevant jurisdictions, and complying with and responding to all requests for additional information made by competition authorities within a reasonable time and the deadlines specified by the relevant authorities. If and to the extent the granting of such competition approvals or clearances is being made conditional upon the acceptance by the Offeror of any restrictions or conditions, the Offeror shall not be obliged to accept any such restrictions or conditions, unless clearly insignificant in the context of (i) Transocean Ltd.’s existing business operations in Norway or (ii) the expected benefits to Transocean Ltd. of the Combination. Songa Offshore agrees to provide full and prompt assistance as the Offeror reasonably requests in connection with seeking such competition approvals or clearances, provided that in no event shall Songa Offshore be obliged to accept any restrictions or conditions prior to completion of the Offer in connection with such assistance to the Offeror.

7.2          The Offeror shall coordinate all communications with the applicable competition authorities regarding the competition approvals or clearances referred to in Clause 7.1, and each Party shall inform the other Party, and give it reasonable opportunity to review and provide comments and shall consider in good faith any comments so provided by such other Party, (i) prior to delivering any material communication to a governmental entity, including to the initial filing, (ii) promptly after receiving any material communication from a governmental entity, and (iii) before entering into any proposed understanding, or agreement with any governmental entity regarding any such filings, the Offer, or the transactions contemplated by the Offer, except such parts of material communication, understandings or agreements which in the Offeror’s sole discretion contain confidential information not to be disclosed to Songa Offshore (provided that the Offeror shall use commercially reasonable efforts to provide such portion of the relevant material communication, understanding or agreement to Songa Offshore in a form and manner that would not disclose such confidential information). No Party shall participate in any material communications (including any in-person meeting but excluding any routine inquiries as to the status of the antitrust review), with any governmental entity in respect of: (a) any governmental filings or investigation or other inquiry concerning the Offer or the underlying transactions; or (b) the resolution of any investigation of or challenge to the Offer or the underlying transactions, in each case without giving the other Party reasonable prior notice of the meeting (including the subjects to be discussed). To the extent permitted by such governmental entity, the noticing Party shall provide the noticed Party the opportunity to attend and participate in any such meeting unless such meeting in the Offeror’s sole discretion may reveal confidential information not to be disclosed to Songa Offshore (provided that the Offeror shall use commercially reasonable efforts to facilitate Songa Offshore’s participation in a manner that would not result in the disclosure of such confidential information). Nothing herein provides either Party the right to prohibit any properly noticed material communication.

8.            PUBLIC ANNOUNCEMENTS, PRESS RELEASES ETC.

8.1          Except as set forth in Clause 2.8, neither Party shall make any public announcements in connection with the Offer without the prior written consent of the other Party, such consent not to be unreasonably withheld or delayed.

8.2          Notwithstanding Clause 8.1, with respect to public announcements in connection with the Offer:

(i)      each Party shall be entitled to make such announcements as are required by applicable laws, regulations or stock exchange rules, provided that, in so far as it is lawful to do so prior to such disclosure, the disclosing Party shall to the extent practicable consult with the other Party on the proposed form, timing, nature and purpose of such disclosure;

(ii)     the Offeror shall be entitled to make such announcements as it deems appropriate in response to any Competing Offer;

(iii)    the Parties shall be entitled to make such announcements as they deem appropriate if the Songa Board Recommendation is withdrawn or modified in accordance with the terms of this Agreement; and

(iv)    the Offeror shall be entitled to make such announcements as it deems appropriate in connection with the notice of the Transocean Ltd. Meeting to approve the Proxy Proposals, provided that, the Offeror shall consult with Songa Offshore with respect to any such announcements and consider in good faith any comments to such announcements provided by Songa Offshore.

9.             TERMINATION

9.1           Termination

This Agreement may be terminated:

(i)      by the Offeror on written notice to Songa Offshore: (A) if the Songa Board has modified or withdrawn the Songa Board Recommendation, (B) upon a material breach of this Agreement by Songa Offshore, if such breach, if capable of being cured, is not cured within five days of delivery of written notice of such breach by the Offeror to Songa Offshore or the respective shareholder, (C) if following the date hereof, there has been a Material Adverse Change relating to Songa Offshore, (D) if any one of the Offeror’s conditions for completing the Offer set forth in Appendix 1 to this Agreement becomes incapable of satisfaction prior to the Long Stop Date (as extended) and will not be waived by the Offeror, (E) the Pre-acceptances have not been received; (F) following the Announcement Date, the Pre-acceptances cease to remain for any reason in full force and effect; provided that, in the case of this clause (F), if there are Pre-acceptances in full force and effect which represent more than 63% of the total share capital of Songa Offshore on a fully diluted basis at the time Offeror would terminate the Agreement, then Offeror shall not be permitted to terminate the Agreement pursuant to this clause (F), (G) following the Announcement Date, upon a material breach of a Pre-acceptance by a shareholder, if such breach, if capable of being cured, is not cured within five days of delivery of written notice of such breach by the Offeror to the respective shareholder; provided that, in the case of this clause (G), if non-breaching shareholders party to the Pre-acceptances represent more than 63% of the total share capital of Songa Offshore on a fully diluted basis at the time Offeror would terminate the Agreement, then Offeror shall not be permitted to terminate the Agreement pursuant to this clause (G), or (H) if the Offeror (in its sole discretion) has made any findings based on its confirmatory legal, financial, commercial and technical due diligence of Songa Offshore that the Offeror has concluded in its sole discretion are material to the business or the value of Songa Offshore; provided however that (x) such due diligence shall not cover any of the items that were part of the Phase 1 Due Diligence and (y) subject to Songa Offshore’s compliance with its obligations under this Agreement relating to such due diligence (including Clause 1.4), the Offeror may only exercise its right to terminate the Agreement pursuant to this Clause (H) on or prior to September 17, 2017;

(ii)     by Songa Offshore on written notice to the Offeror: (A) upon the Songa Board having modified or withdrawn the Songa Board Recommendation due to a Superior Proposal, (B) upon a material breach of this Agreement by the Offeror, if such breach, if capable of being cured, is not cured within five days of delivery of written notice of such breach by Songa to the Offeror, (C) upon any one of the Offeror’s conditions for completing the Offer set forth in Appendix 1 to this Agreement becomes incapable of satisfaction prior to the Long Stop Date (as extended) and (where applicable) the Offeror having notified Songa Offshore in writing or publicly announced that the relevant condition will not be waived by the Offeror; (D) if following the date hereof, there has been a Material Adverse Change with respect to the Offeror; (E) following the Announcement Date, the Pre-acceptances (including from Perestroika AS and ARCM) have not been received or cease to remain for any reason in full force and effect or (F) the failure of Offeror to obtain the Transocean Ltd. Shareholder Approvals by the Long Stop Date;

(iii)    by Songa Offshore, in accordance with Clause 6.4 in order to accept a Superior Proposal and enter into a binding acquisition or similar agreement providing for a Superior Proposal immediately following or concurrently with such termination; provided, further, that Songa Offshore shall not have the right to terminate this Agreement pursuant to this Clause 9.1(iii) if (x) the completion of the Offer shall have occurred, or (y) Songa Offshore shall have breached any of its obligations under Clauses 5 and 6 in any material respect in connection with such Superior Proposal;

(iv)    by either Party on written notice to the other Party: if the Offer has not become or been declared unconditional before 11:59 p.m., Norwegian time, on January 31, 2018 (the “Long Stop Date”), provided however, that (A) the right to terminate under this Clause 9.1(iv) shall not be available to a Party whose material failure to fulfil any obligation hereunder has been the principal cause of, or resulted in, the failure of the completion of the Offer to occur by the Long Stop Date and (B) the Long Stop Date may be extended by Transocean Ltd. one time for no more than a total of 25 U.S. business days to the extent that such extension is deemed necessary, in Transocean Ltd.’s sole discretion, for the purpose of soliciting additional proxies from shareholders for the election at the Transocean Ltd. Meeting of the Perestroika Designee and (ii) prior to such extension has publicly confirmed the fulfilment of all other conditions for completion of the Offer (other than under nos. 3, 4, and 9 under the item “Completion Conditions” in Appendix 1); but clarifying that, with respect to no. 10 under the item “Completion Conditions” in Appendix 1, if a willful breach by Songa Offshore of any agreement or covenant in this Agreement occurs solely on or after the Long Stop Date, then such condition no. 10 under the item “Completion Conditions” shall not be satisfied and, in such event, Offeror reserves all of its rights with respect thereto (including completion of the Offer) to determine the satisfaction or waiver of such condition;

(v)     by the Offeror, if the Songa Board determines in accordance with Clause 6.4 that a Competing Offer is a Superior Proposal; and

(vi)    by mutual written consent of both Parties.

For purposes of this Agreement, “Material Adverse Change” shall mean any event, change, fact, condition, circumstance, development, occurrence or effect which, individually or together with any other event, change, fact, condition, circumstance, development, occurrence or effect, has, or would reasonably be expected to have, a material adverse effect upon (i) the condition (financial or otherwise), business, assets, liabilities or results of operations of Songa Offshore or Transocean Ltd., as the case may be, and its subsidiaries, taken as a whole, or (ii) the ability of Songa Offshore or Transocean Ltd. and the Offeror, as the case may be, to perform its obligations under this Agreement or to consummate the Offer or the other transactions contemplated by this Agreement, provided that “Material Adverse Change” shall not be deemed to include an event, change, fact, condition, circumstance, development, occurrence or effect to the extent it relates to (A) the announcement of the Offer and the other transactions contemplated by this Agreement; (B) the execution of, compliance with the terms of, or the taking of any action required by this Agreement, or the completion of the Offer and the other transactions contemplated by this Agreement; (C) any change in accounting requirements or principles or any change of laws of general applicability or the interpretation thereof, except to the extent disproportionally affecting Songa Offshore or Transocean Ltd., as the case may be, relative to peer companies operating in the industry, (D) changes in financial markets, interest rates, exchange rates, commodity prices or, except to the extent that such matters have an impact on Songa Offshore or Transocean Ltd., as the case may be, that to a material extent is disproportionate to the effect on other peer companies operating in the industry, other general economic conditions, (E) share price fluctuations or changes in third-party analyst estimates or projections (provided that the underlying cause of any such fluctuation or change may be considered in determining whether or not a Material Adverse Change has occurred or would reasonably be expected to occur to the extent not included in another exception herein), (F) acts of war, sabotage or terrorism, or any escalation or worsening of any such acts of war, sabotage or terrorism threatened or underway, except to the extent disproportionally affecting Songa Offshore or Transocean Ltd., as the case may be, relative to peer companies operating in the industry, (G) any changes resulting from non-cash impairment charges relating to the write-down or scrapping of existing oil rigs, or (H) with respect to Songa Offshore and its subsidiaries, (x) any matters reviewed as part of the Phase 1 Due Diligence, including in particular any judgement, claim, development, fact circumstance or other occurrence in relation to Songa Offshore’s reported ongoing dispute with DSME and (y) any change in financial statements or other financial information or audit statements solely due to conversion of financial statements from IFRS to U.S. GAAP as part of the preparation or furnishing of information pursuant to Clause 2.14 above (provided that the underlying cause of any such changes (such as errors in accounting or material omissions) may be considered in determining whether or not a Material Adverse Change has occurred or would reasonably be expected to occur to the extent not included in another exception herein).

9.2          Effect of Termination

In the event that this Agreement is validly terminated pursuant to Clause 9.1, written notice thereof shall be given to the other Party or Parties, specifying the provisions hereof pursuant to which such valid termination is made and describing the basis therefor in reasonable detail, and subject to compliance with this Clause 9 and Clause 10, this Agreement shall forthwith become null and void and of no further force or effect whatsoever without liability on the part of any Party hereto, and all rights and obligations of any Party hereto shall cease; provided, however, that, notwithstanding anything in the foregoing to the contrary (a) no such valid termination shall relieve any Party hereto of any liability or damages resulting from or arising out of fraud or any willful breach of this Agreement; and (b) Clauses 8, 11, 12 and 15 and the definitions of all defined terms appearing in such clauses shall survive any valid termination of this Agreement pursuant to this Clause 9.2.  For purposes of the foregoing, “willful breach” shall mean a material breach that is a consequence of either (i) an act knowingly undertaken by the breaching Party with the intent of causing a breach of this Agreement or (ii) an act knowingly undertaken by the breaching Party that was reasonably likely to result in a breach of this Agreement (even if a breach of this Agreement was not the conscious object of such act) and which in fact does cause a breach of this Agreement.

For the avoidance of doubt, a valid termination of this Agreement will have no effect on the validity or effectiveness of the irrevocable Pre-acceptances given pursuant to Clause 1.5 and Appendix 5 to this Agreement other than as explicitly set out therein, unless the Offer lapses due to any of the Offeror’s conditions for completing the Offer pursuant to Appendix 1 to this Agreement becoming incapable of satisfaction and such condition is not waived by the Offeror.

10.          SPECIFIC PERFORMANCE

10.1        The Parties agree that if any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, irreparable damage would occur, no adequate remedy at law would exist and damages would be difficult to determine, and that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to specific performance of the terms hereof, with the courts of Oslo, Norway, as agreed exclusive legal venue, without necessity of posting bond or other security (any requirements therefor being expressly waived).

11.          NOTICES

11.1        Any notice or other communication to be given by one Party to the other Party under, or in connection with, this Agreement shall be in writing. It shall be served by sending it by e-mail to the address set out in this Clause 11, or delivering it by hand, or sending it by pre-paid internationally recognised courier, to the address set out in this Clause 11 and in each case marked for the attention of the relevant Party set out in this Clause 11 (or as otherwise notified from time to time in accordance with the provisions of this Clause 11).  Any notice so served by hand, e-mail or post shall be deemed to have been duly given:

(i)       in the case of delivery by hand, when delivered;

(ii)      in the case of e-mail, at the time of receipt; and

(iii)     in the case of  delivery by courier on the second U.S. business day following the date of delivery to such courier.

11.2        The contact persons, e-mail addresses and addresses of the Parties for the purpose of Clause 11.1 are as follows:

The Offeror:

Transocean Ltd.

Turmstrasse 30

CH-6300 Zug, Switzerland

Attention: Sandro Thoma, Corporate Secretary

E-mail: Sandro.Thoma@deepwater.com

and

Transocean Inc.

70 Harbour Drive, Floor 4

P.O. Box 10342

George Town, Grand Cayman

Cayman Islands, KY-1003

Attention: Steve McFadin, President
E-mail: Steve.McFadin@deepwater.com

With a copy to:

King & Spalding LLP
125 Old Broad Street
London EC2N 1AR
Attention:  Martin J. Hunt
E-mail:  mhunt@kslaw.com

King & Spalding LLP

1180 Peachtree Street, N.E.
Atlanta, Georgia 30309
Attention:  Keith M. Townsend
E-mail:  ktownsend@kslaw.com

Wikborg Rein Advokatfirma AS
PO Box 1513
Vika 0117 Oslo, Norway
Attention:  Per Anders Sæhle
E-mail: PAS@wr.no

and

Homburger AG
Prime Tower
Hardstrasse 201
CH-8005 Zürich
Attention:  David Oser
E-mail: David.Oser@homburger.ch

Songa Offshore:

Songa Offshore SE
Portobello, Office 201

1, Siafi Street
3042 Limassol, Cyprus
Attention: Bjørnar Iversen / Jan Rune Steinsland
E-mail: BIversen@songaoffshore.com / JSteinsland@songaoffshore.com

With a copy to:

Songa Offshore Management AS
Maskinveien 32
N-4033 Stavanger, Norway
Attention: Bjørnar Iversen / Jan Rune Steinsland

E-mail: BIversen@songaoffshore.com / JSteinsland@songaoffshore.com

and

Advokatfirmaet Schjødt AS
Kongsgårdbakken 3
P.O.Box 440
NO-4002 Stavanger, Norway
Attention: Erling Ueland
E-mail: erling.ueland@schjodt.no

11.3        All notices or formal communications under or in connection with this Agreement shall be in the English language.

12.          MISCELLANEOUS

12.1        The existence and contents of this Agreement shall be treated as strictly confidential until the publication of the Announcement Releases. The Parties shall however be permitted to approach certain shareholders of Songa Offshore pursuant to Clause 1.5 in order to obtain Pre-acceptances and support for the Offer.

12.2        Each Party shall pay its own expenses in connection with the negotiations, execution and delivery of this Agreement.

12.3        This Agreement may be entered into in any number of counterparts and by the Parties on separate counterparts, each of which is an original, but all of which together constitute one and the same instrument.

12.4        This Agreement may be modified or amended only by written agreement of the Parties.

12.5        This Agreement and the documents referred to herein constitute the entire agreement between the Parties, provided, however, that the confidentiality obligations set out in the confidentiality undertaking dated 28 March 2017 (the “Confidentiality Undertaking”) between Songa Offshore and Transocean Inc. shall, to the extent relevant, continue to remain in force according to its terms. However, in the case of any conflict between this Agreement and the Confidentiality Undertaking, this Agreement shall prevail.

12.6        The rights and obligations of the Parties under this Agreement shall not be assignable. The Parties acknowledge and agree, however, that the Offer may be made by a wholly owned direct or indirect subsidiary of Transocean Inc.

12.7        The headings contained in this Agreement are inserted in this Agreement only as a matter of convenience and for reference and in no way define, limit, extend or describe the scope of this Agreement or the intent of any provision of this Agreement.

12.8        Nothing expressed or implied in this Agreement is intended, or shall be construed, to confer upon or give any person other than the Parties, and their successors or permitted assigns, any right, remedy, obligation or liability under or by reason of this Agreement, or result in such person being deemed a third-party beneficiary hereof.

12.9        Any agreement on the part of a Party to any extension or waiver of any provision of this Agreement shall be valid only if set out in an instrument in writing signed on behalf of such Party.  A waiver by a Party of the performance of any covenant or condition under this Agreement shall not be construed as a waiver of any other covenant or obligation.  A waiver by a Party of the performance of any act shall not constitute a waiver of the performance of any other act or an identical act required to be performed at a later time.

12.10      Interpretation of this Agreement shall be governed by the following rules of construction: (a) words in the singular shall be held to include the plural and vice versa, and words of one gender shall be held to include the other gender as the context requires; (b) references to the terms Article, Section, Clause, paragraph, Appendix, Exhibit and Schedule are references to the Articles, Sections, Clauses, paragraphs, Appendices, Exhibits and Schedules of or to this Agreement, as applicable, unless otherwise specified; (c) the terms “hereof”, “herein”, “hereby”, “hereto”, and derivative or similar words refer to this entire Agreement, including the Appendices and Exhibits hereto; (d) the word “including” and words of similar import when used in this Agreement means including without limitation, unless otherwise specified; (e) the word “or” shall not be exclusive; (f) references to “written” or “in writing” include in electronic form; (g) each of the Parties has participated in the negotiation and drafting of this Agreement, and, if an ambiguity or question of interpretation should arise, this Agreement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or burdening any Party by virtue of the authorship of any of the provisions in this Agreement; (h) a reference to any person includes such person’s successors and permitted assigns; and (i) any reference to days means calendar days unless U.S. business days are expressly specified.

12.11      Songa Offshore hereby waives the application of Section 5.2 of the Confidentiality Undertaking between Transocean Inc. and Songa Offshore with respect to the transactions contemplated by this Agreement.

13.          REPRESENTATIONS AND WARRANTIES OF BOTH PARTIES

13.1        Each Party represents and warrants, as of the date hereof and as of the completion of the Offer, to the other Party, that (a) it has full corporate power and authority to execute and deliver this Agreement and to perform its obligations under this Agreement, subject to in case of the receipt of any required shareholder (or similar equity holder) approvals of the Proxy Proposals (the “Shareholder Approvals”), (b) the execution and delivery of this Agreement by it and, the performance by it of its obligations under this Agreement have been duly and validly authorized by all necessary corporate action, subject to the receipt of the applicable Shareholder Approvals and (c) this Agreement has been duly executed and delivered by it and constitutes the valid and binding agreements of it, enforceable against it in accordance with its terms, subject to applicable bankruptcy insolvency and other similar laws affecting the enforceability of creditors’ rights generally, general equitable principles and the discretion of course in granting equitable remedies.

14.          FURTHER REPRESENTATIONS AND WARRANTIES

14.1        Songa Offshore represents and warrants to Offeror, as of the date hereof and as of the completion of the Offer, as follows:

14.1.1     Songa Offshore has been duly organized and is validly existing as a European public company limited by shares (or societas europaea), duly registered and validly existing under the laws of Cyprus and has corporate power and authority to own, lease and operate its properties and to conduct its business as presently conducted.

14.1.2      The only subsidiaries of Songa Offshore are those listed in Appendix 9 to this Agreement, and Songa Offshore does not own any capital stock, shares or other equity or similar interests in any other Person (as defined below).

14.1.3     Since December 31, 2016 and except as has been publicly disclosed in filings with the Oslo Børs, there has not occurred any Material Adverse Change with respect to Songa Offshore.

14.1.4     No action, suit or proceeding by or before any Governmental Authority (as defined below) or any arbitrator involving Songa Offshore or any of its subsidiaries or its or their property or assets is pending or, to the best knowledge of Songa Offshore, threatened, other than those that would not reasonably be expected to result in a Material Adverse Change with respect to Songa Offshore or which have been publicly disclosed.

14.1.5     Except as previously disclosed by Songa Offshore to Offeror prior to the date hereof, neither Songa Offshore nor any of its subsidiaries has incurred any obligations or contingent obligations to brokers or similar parties in connection with the Offer.

14.1.6     Songa Offshore and its subsidiaries possess such permits, licenses, approvals, consents and other authorizations (collectively, “Governmental Licenses”) issued by the appropriate Governmental Authorities necessary to conduct the business contemplated to be operated by them; all of the Governmental Licenses are valid and in full force and effect, except when the invalidity of such Governmental Licenses or the failure of such Governmental Licenses to be in full force and effect would not have a Material Adverse Change; and neither Songa Offshore nor any of its subsidiaries has received any notice of proceedings relating to the revocation or modification of any such Governmental Licenses which, singly or in the aggregate, if the subject of an unfavorable decision, ruling or finding, would reasonably be expected to result in a Material Adverse Change.

14.1.7     Except as previously disclosed by Songa Offshore to Offeror prior to the date hereof, no consent, approval, authorization, filing with or order of any Governmental Authority is required for Songa Offshore to enter into and consummate this Agreement, or for Songa Offshore to perform its obligations as set out herein.

14.1.8     Each Songa Material Contract (as defined below) is in full force and effect and Songa Offshore and each of its subsidiaries have performed all obligations required to be performed by them to date under each such contract to which it is a party, except where such failure to be binding or in full force and effect or such failure to perform does not and is not reasonably likely to result in a Material Adverse Change.  Except for such matters as do not and are not reasonably likely to result in a Material Adverse Change, neither Songa Offshore nor any of its subsidiaries (x) knows of, or has received written notice of, any breach of or violation or default under (nor, to the knowledge of Songa Offshore, does there exist any condition which with the passage of time or the giving of notice or both would result in such a violation or default under) any Songa Material Contract or (y) has received written notice of the desire of the other party or parties to any such Songa Material Contract to cancel, terminate, modify or repudiate such contract or exercise remedies thereunder. Except as would not be reasonably likely to result in a Material Adverse Change, the completion of the Offer and the transactions contemplated thereby will not breach or violate any Songa Material Contract or permit any other party to a Songa Material Contract to exercise rights adverse to Songa Offshore or any of its subsidiaries. Each Songa Material Contract is enforceable by Songa Offshore or a subsidiary of Songa Offshore in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws relating to creditors’ rights and general principles of equity (regardless of whether enforceability is considered in a proceeding at law or in equity), except where such unenforceability is not reasonably likely to result in a Material Adverse Change.

14.1.9     Songa Offshore, its subsidiaries and each of their respective Relevant Persons (as defined below) have not ever directly or indirectly violated or taken any act in furtherance of violating any anti-corruption or anti-bribery Laws applicable to any of Songa Offshore or any of its subsidiaries (collectively, the “Anti-Corruption Laws”).

None of Songa Offshore, its subsidiaries or their respective Relevant Persons have ever directly or indirectly taken any act in furtherance of any payment, gift, bribe, rebate, loan, payoff, kickback or any other transfer of value – or offer, promise or authorization thereof – to any Person (as defined below), including any Government Official (as defined below), for the purpose of:  (i) improperly influencing or inducing such Person to do or omit to do any act or to make any decision in an official capacity or in violation of a lawful duty; (ii) inducing such Person to influence improperly his or her or its employer, public or private, or any Governmental Authority, to affect an act or decision of such employer or Governmental Authority, including to assist any Person in obtaining or retaining business; or (iii) securing any improper advantage (e.g., to obtain a tax rate lower than allowed by applicable Law).

There is no dispute, allegation, request for information, notice of potential liability, or any other action regarding any actual or possible violation by any of Songa Offshore or its subsidiaries of any Anti-Corruption Law pending or, to the knowledge of Songa Offshore, threatened against any of Songa Offshore or any of its subsidiaries.

No Relevant Person of any of Songa Offshore or any of its subsidiaries is a Government Official who, in such capacity, has dealings with, or oversight over, the business of Songa Offshore or consultant to any Government Official who, in such capacity, has dealings with, or oversight over, the business of Songa Offshore, and there is no existing family relationship between any Relevant Person of any of Songa Offshore or any of its subsidiaries and any Government Official who, in such capacity, has dealings with, or oversight over, the business of Songa Offshore.

14.1.10   No statement made in any public filing with the Oslo Børs by Songa Offshore or any of its subsidiaries regarding Songa Offshore’s disputes with DSME or the Norwegian exit tax case contain at the time given any untrue statement of a material fact, or omit to state a material fact necessary for the statements contained in such filings, in light of the circumstances under which they were made, not misleading.

14.2        Except as otherwise disclosed in Transocean Ltd.’s public filings with the SEC (other than any information contained in risk factors disclosed under the heading “Risk Factors” or information about risks set forth in any “forward-looking statements” disclaimer), Transocean Ltd. and the Offeror represent and warrant to Songa Offshore, as of the date hereof and as of the completion of the Offer, as follows:

14.2.1     Transocean Ltd. has been duly organized and is validly existing as a corporation, duly registered and validly existing under the laws of Switzerland and has all corporate power and authority to own, lease and operate its properties and to conduct its business as presently conducted. Transocean Inc. has been duly organized and is validly existing as a Cayman Islands Exempted Company, duly registered and validly existing under the laws of the Cayman Islands and has corporate power and authority to own, lease and operate its properties and to conduct its business as presently conducted.

14.2.2     Since December 31, 2016, there has not occurred any Material Adverse Change with respect to Transocean Ltd.

14.2.3     No action, suit or proceeding by or before any Governmental Authority or any arbitrator involving Transocean Ltd. or any of its subsidiaries or its or their property or assets is pending or, to the best knowledge of Transocean Ltd., threatened, other than those that would not reasonably be expected to result in a Material Adverse Change with respect to Transocean Ltd.

14.2.4     Except as previously disclosed by Transocean Ltd. to Songa Offshore prior to the date hereof, neither Transocean Ltd. nor any of its subsidiaries has incurred any obligations or contingent obligations to brokers or similar parties in connection with the Offer.

14.2.5     Except as previously disclosed by Transocean Ltd. prior to the date hereof or contemplated by this Agreement, no consent, approval, authorization, filing with or order of any Governmental Authority is required for Transocean Ltd. to enter into and (subject to fulfilment of the conditions for the Offer) consummate this Agreement, or for Transocean Ltd. to perform its obligations as set out herein.

14.2.6     Since August 1, 2014, Transocean Ltd, its subsidiaries and each of their respective Relevant Persons have not ever directly or indirectly violated or taken any act in furtherance of violating any Anti-Corruption Laws

14.2.7     Transocean Ltd. has filed and disclosed publicly all material contracts which it is required to file and disclose in accordance with SEC rules and regulations, including rules and regulation under the Securities Act and Exchange Act.

14.3     For purposes of this Clause 14, the defined terms below have the following meanings:

(i)     ”Songa Offshore Material Contract” means any of the following contracts to which Songa Offshore or any subsidiary of Songa Offshore is a party or by which any of them or their assets is bound:

a.    any contracts with Statoil ASA and/or any of its subsidiaries or affiliates or any other company or entity operating in the off-shore exploration and production market;

b.    any drilling unit construction, repair, modification, life extension, overhaul or conversion contract for an amount in excess of USD 1,000,000, with respect to which the drilling unit has not been delivered and paid for; and

c.    any drilling contracts of three months or greater remaining duration, including fixed price customer options.

(ii)    ”Relevant Persons” means, with respect to any individual, partnership, joint venture, corporation, trust, limited liability company, unincorporated organization or other entity (“Person”), such Person’s officers, directors, employees, agents, distributors and other Persons acting for or on behalf of such Person.

(iii)    ”Government Official” shall mean any:  (i) officer, employee or other Person acting in an official capacity for or on behalf of any Governmental Authority or public international organization; or (ii) holder of or candidate for public office, political party or official thereof or member of a royal family, or any other Person acting in an official capacity for or on behalf of the foregoing.

(iv)    ”Governmental Authority” means any federal, state, local or foreign government, any political subdivision thereof or any court, administrative or regulatory agency, department, instrumentality, body or commission or other governmental authority or agency, including any state-owned or state-controlled enterprise.

15           GOVERNING LAW AND DISPUTE RESOLUTION

15.1        This Agreement is governed by and construed in accordance with the law of Norway.

15.2        Except as set forth in Clause 10, any dispute arising out of or in connection with this Agreement, including any question regarding its existence, validity or termination, which has not been settled amicably by mutual agreement of the Parties within fourteen (14) days of it having been notified by one Party to the other Party, shall be exclusively referred to and finally resolved by arbitration under the Norwegian Arbitration Act. The language for all documentation and proceedings related to the arbitration and for the arbitral award shall be English. The dispute, the arbitration proceedings and the arbitral award shall be confidential. Each Party shall nominate one arbitrator, and the two arbitrators nominated by the Parties shall within 15 days after the appointment of the second arbitrator agree upon a third arbitrator who shall act as Chair of the Tribunal. If no agreement is reached within such 15 day period, the Chief Justice of the Borgarting Court of Appeals shall nominate and appoint a third arbitrator to act as Chair of the Tribunal.

[Signature page follows]

IN WITNESS WHEREOF, each of the Parties have caused this Agreement to be executed on the date first written above by their respective duly authorized officers.

For and on behalf of the Transocean Ltd.		For and on behalf of the Songa Offshore SE
Signature:	/s/ Stephen L. Hayes	Signature:	/s/ Bjørnar Iversen
Name in block letters:	Stephen L. Hayes	Name in block letters:	Bjørnar Iversen
	Senior Vice President,		Chief Executive Officer
Tax and Asset Management

For and on behalf of the Transocean, Inc.
Signature:	/s/ Stephen L. Hayes
Name in block letters:	Stephen L. Hayes
Senior Vice President,
Tax and Asset Management

APPENDIX 1TERMS AND CONDITIONS OF THE OFFER

Key terms and conditions of the Offer

Offeror

Transocean Ltd., its wholly owned subsidiary Transocean Inc. (a Cayman Islands exempted company) or a wholly owned direct or indirect subsidiary of Transocean Ltd. (such company or companies, the “Offeror”). Settlement of any Offer made by any subsidiary of Transocean Inc. will be guaranteed by Transocean Ltd.

Songa Offshore	Songa Offshore SE, business registration number SE9 (“Songa Offshore”).
Offer Consideration

The Offeror shall offer (the “Offer”) to exchange each share of Songa Offshore (the “Songa Shares”) for a consideration consisting of a combination of (i) newly issued registered shares of Transocean Ltd. at par value CHF 0.10 each (the “Consideration Shares”), (ii) senior unsecured exchangeable bonds convertible into shares in Transocean Ltd. (the “Notes”), and (iii) at the election of the holder of such Songa Share, cash as provided below (the value of any cash and the value of the aggregate number of Consideration Shares and Notes to be delivered per Songa Share, the “Offer Price”).  The Offer shall in all material respects be on the terms and subject to the closing conditions set out in this Appendix 1 to the Transaction Agreement (the “Agreement”), provided that one or more of such closing conditions may be waived by the Offeror as set out in this Appendix 1. The Offer Price shall be equal to NOK 47.50 per Songa Share and settled in Consideration Shares and Notes. The value of each Consideration Share will be determined based on the closing price of the RIG Shares on New York Stock Exchange (the “NYSE”) at 10:00 pm CET (4:00 pm EST) and the NOK/USD closing price at 4:00 pm CET as determined by Norges Bank, each on the trading day immediately preceding the announcement of the Offer (such price the “RIG Closing Price”), and the value of each Note delivered in the Offer will be the nominal amount of such Consideration CB.  Each Songa Offshore shareholder may elect to sell Songa Shares in the Offer for cash consideration per Songa Share equal to the Offer Price for a total amount per Songa Shareholder of up to NOK 125,000 (the “Cash Election”) (to avoid doubt, this shall mean that any Songa Shareholder holding Songa Shares valued at less than NOK 125,000 based on the Offer Price may choose to receive 100% settlement in cash).  The number of Consideration Shares and the number of Notes issued to each Songa Offshore shareholder who accepts the Offer will be rounded down to the nearest whole number of Consideration Shares or Notes, as applicable.  Notwithstanding the foregoing, the aggregate Offer Price paid to each Songa Offshore shareholder participating in the Offer shall be comprised, as near as possible, of 50% Consideration Shares and 50% Notes, with any exercise by such shareholder of the Cash Election being deducted first from the aggregate number of Notes issued to such shareholder and second to the aggregate number of Consideration Shares issued to such shareholder.

Higher Consideration

The Offeror and any entity wholly owned directly or indirectly by Transocean Ltd. shall not directly or indirectly acquire or enter into any agreement to acquire Songa Shares (in the open market or in privately negotiated transactions or otherwise) following announcement of the contemplated Offer until (i) the lapsing or withdrawal of the Offer or (ii) the completion of the Offer as contemplated by the Offer Document or, if relevant, expiry of a subsequent mandatory offer, at a consideration higher than the Offer Price, without increasing the Offer Price so as to be at least equal to such higher consideration. Notwithstanding the foregoing, the Offer Price shall not be increased pursuant to this section as a result of (i) the payment of cash consideration (including the effect of any change in currency exchange rates) in any subsequent mandatory offer in accordance with the minimum offer price requirements as decided by Oslo Børs, (ii) share price fluctuations during or after the Offer Period, or (iii) the application of calculation principles by the Oslo Børs or any other governmental or regulatory authority to any subsequent mandatory offer that differs from the calculation principles specified in “Offer Consideration” above.

Blocking of tendered Songa Shares

By delivering a duly executed acceptance form, shareholders give the receiving agent (the “Receiving Agent”) an authorisation to block the Songa Shares to which the acceptance form relates, in favour of the Receiving Agent. The Receiving Agent is at the same time authorised to transfer such Songa Shares to the Offeror against settlement of the cash pursuant to the Cash Election and/or Consideration Shares and Notes at completion of the Offer. In the event the Offer is cancelled, the blocking will be terminated. It is not possible for the shareholder to dispose over the Songa Shares when they are blocked. The shareholder is free to dispose over any other securities registered in the same VPS-account as the blocked Songa Shares.

Offer Period

The Offer Period shall be minimum 20 U.S. business days and, including any extensions, up to a maximum of 10 weeks, from the date the Offer Document has been approved by the Oslo Børs and is dispatched to Songa Offshore’s shareholders.

Unless the Agreement has been terminated in accordance with Clause 9, (A) the Offeror shall (and Transocean Ltd. shall cause the Offeror to) extend the Offer for any period required by applicable U.S. federal securities laws and the rules and regulations of the SEC and its staff with respect thereto, NYSE, the Oslo Børs, applicable Norwegian law or applicable laws and regulations of Cyprus, in each case, applicable to the Offer (but in no event shall the Offeror be required to extend the Offer past the Long Stop Date (as extended)) and (B) if at any scheduled date of expiration of the Offer, the closing conditions set forth under the item “Completion Conditions” below shall not have been satisfied or earlier waived, the Offeror may elect to, and if reasonably requested by Songa Offshore, shall (and Transocean Ltd. shall cause the Offeror to), extend the Offer to a date that is not more than ten (10) U.S. business days after such previously scheduled date of expiration; provided, however, that if, as of any date of expiration, the closing conditions set forth under nos. 1 or 2 under the item “Completion Conditions” below shall not have been satisfied, if the Offeror elects to, or if Songa Offshore reasonably requests the Offeror to, extend the Offer pursuant to sub-clause (B) of this sentence, the Offeror shall, subject to applicable legal restrictions and applicable law, extend the Offer to a date that is not more than twenty (20) U.S. business days after the then-scheduled date of expiration (but which may in no event be later than the Long Stop Date (as extended)).

Completion Conditions

The completion of the Offer shall be subject to the satisfaction of the conditions set out below (the “Completion Conditions”), each one of which may be waived by the Offeror fully or partly (at the Offeror’s sole discretion), provided, however that (1) can only be waived to the extent the Offeror has received acceptances for more than 63% of the total share capital of  Songa Offshore on a fully diluted basis and (2), (6), (7), (8) or (11) can only be waived with the prior written consent of Songa Offshore; provided, further that, (12) shall only be a condition to the completion of the Offer on or prior to September 17, 2017 (subject to Songa Offshore’s compliance with its obligations under the Agreement relating to such due diligence (including Clause 1.4)):

1.On or prior to the expiration of the Offer Period, shareholders shall in the aggregate have accepted the Offer subject to the terms and conditions of the Offer Document for a number of shares representing more than 90% of the total share capital of  Songa Offshore, on a fully diluted basis (i.e. calculated based on the assumption that any and all outstanding warrants, convertible bonds and other Songa Offshore securities convertible into or otherwise giving rights to new shares in Songa have been exercised in full regardless of the conditions for such exercise), and the same amount of votes which can be exercised in the general meeting of Songa Offshore, and such acceptances shall remain valid and binding.

2.Any governmental, regulatory or other official approval and/or clearance, under any applicable laws or regulations, which are necessary for the completion of the Offer and the transactions contemplated hereunder, shall have been duly obtained without any conditions, unless clearly insignificant in the context of (i) Offeror’s existing business operations in Norway or (ii) the expected benefits to Transocean Ltd. of the Combination.

3.No court or other governmental or regulatory authority of competent jurisdiction shall have taken any form of legal action (whether temporary, preliminary, or permanent) that restrains or prohibits the completion of the Offer or shall in connection with the Offer have imposed conditions upon the Offeror, Songa Offshore or any of their respective subsidiaries, that the Offeror in its sole discretion determines to be unduly burdensome.

4.In the period from the announcement of the contemplated Offer until the settlement of the Offer there shall have been no changes or decisions to make changes to the share capital of Songa Offshore or its subsidiaries other than issuances of shares as  required by the exercise of warrants or options or the conversion of convertible bonds and/or exercise of any other Songa Offshore securities, which are made in accordance with the terms of such agreements (which have been provided to the Offeror prior to the entering into of the Agreement or the terms of which are otherwise publicly available) underlying such warrants, options, convertible bonds and/or other Songa Securities and no issue or decision to issue any rights which entitle the holder to any form of equity interest in Songa Offshore or its subsidiaries, and Songa Offshore shall not have declared or made any dividends or other forms of distributions, in each case from the date of announcement of the contemplated Offer.

5.Prior to completion of the offer, there shall have been no Material Adverse Change.

6.(a) Transocean Ltd.’s general meeting of shareholders shall have approved the (i) issuance of the Consideration Shares, (ii) the creation of authorized share capital for the board of directors of Transocean Ltd. to be authorized to issue registered shares of Transocean Ltd., par value CHF 0.10 each, in connection with a mandatory offer or compulsory acquisition (if any) following the completion of the Offer, in each case with the necessary majority under Swiss law and the Transocean Ltd.’s Articles of Association, and (b) the Consideration Shares shall have been registered with the competent Commercial Register.

7.The New York Stock Exchange shall have approved the Consideration Shares and the shares issuable upon conversion of the Consideration CBs for listing on such exchange, subject to official notice of issuance.

8.One or more registration statements on Form S-4 with respect to each of the Consideration Shares and the Consideration CBs shall have been declared effective by the SEC, or a Form CB has been filed by Transocean Ltd. with respect to the Offer.

9.Nothing shall have come to the attention of the Offeror that has reasonably caused it to conclude that the information about Songa Offshore or its subsidiaries provided to the Offeror, whether provided by Songa Offshore or any of its representatives, or contained in any publicly filed financial statement or stock exchange notice by Songa Offshore, is, when viewed in context and together with all such information and reporting, inaccurate, misleading or incomplete (a) in any material respect or (b) in the case of information regarding the capitalization of Songa Offshore, other than for immaterial inaccuracies or omissions.

10.Songa Offshore shall have complied in all material respects with its obligations (including Clause 4) under the Agreement and no material breach by Songa Offshore of its representations and warranties (including the representations and warranties in Clauses 13 and 14) under the Agreement shall have occurred.

11.The Perestroika Designee shall have been elected to Transocean Ltd.’s board of directors at the Transocean Ltd. Meeting.

12.On or prior to September 17, 2017, the Offeror shall have concluded (subject to Songa Offshore’s compliance with its obligations under the Agreement relating to such due diligence (including Clause 1.4)) a confirmatory legal, financial, commercial and technical due diligence of Songa Offshore without any findings that in the Offeror’s sole discretion are material to the business or the value of Songa Offshore, provided, however that such due diligence shall not cover any of the items that were part of the Phase 1 Due Diligence (as defined in the Agreement).

Settlement

Settlement of the Offer shall take place, subject to the satisfaction of the condition set forth in no. 6(b) under the item “Completion Conditions” above, as soon as reasonably possible after the Completion Conditions have been met or waived by the Offeror and at the latest 15 U.S. business days after the date of the announcement that all Completion Conditions have been met or waived (such announcement not to be unreasonably withheld).  If the Offer Period is extended, the settlement date may be postponed correspondingly.

Upon registration of the Consideration Shares in the Commercial Register of the Canton of Zug, Switzerland, the Offeror will register the Receiving Agent, on behalf of the shareholders tendering the Songa Shares, in its uncertificated share register. The Offeror will then instruct, or cause to be instructed, Computershare, its transfer agent and registrar, (i) to record the Receiving Agent, on behalf of the shareholders tendering the Songa Shares, in the Offeror’s Share Register, (ii) to register, as of the effective date of settlement, in book entry form a position representing the aggregate number of Consideration Shares and (iii) to take such further steps and actions as are necessary to deliver, or cause to be delivered, such number of Consideration Shares to each tendering holder of Songa Shares as corresponds to the exchange ratio applicable in the Offer.

Long Stop Date

If the Offer has not become unconditional by 16.30 CET on January 31, 2018 (the “Long Stop Date”) the Offer shall lapse and any tendered shares shall be released by the Offeror; provided, however, that the Long Stop Date may be extended at the election of Transocean Ltd. one time for no more than a total of 25 U.S. business days to the extent deemed necessary, at Transocean’s Ltd.’s sole discretion, for the purpose of soliciting additional proxies from shareholders for the election at the Transocean Ltd. Meeting of the Perestroika Designee and, with respect to any extension by Transocean), Transocean prior to such extension publicly confirming the fulfilment of all other conditions for completion of the Offer (other than under nos. 3, 4, and 9 under “Completion Conditions” in this Appendix 1); but clarifying that, with respect to no. 10 under “Completion Conditions” in this Appendix 1, if a willful breach by Songa Offshore of any agreement or covenant in this Agreement occurs solely on or after the Long Stop Date, then such condition no.10 under “Completion Conditions” shall not be satisfied and, in such event, Offeror reserves all of its rights with respect thereto (including completion of the Offer) to determine the satisfaction or waiver of such condition.

Acceptance Binding

The acceptance of the Offer is binding once the Receiving Agent has received the acceptance form, except as otherwise required by applicable law.  Prior to the expiry of the Offer, Songa shareholders may withdraw any shares tendered in the Offer.

Shareholders that accept the Offer will remain the beneficial owners of their Songa Shares and retain voting rights related thereto until settlement has taken place.

APPENDIX 2TERM SHEET FOR THE CONVERTIBLE BOND

Term Sheet

Up to USD [**] 0.5 % Senior Unsecured Exchangeable Bonds 2017/2022 (the “Bonds” or the “Bond Issue”)[1]
ISIN [**] CUSIP [**]

Issuer:	Transocean Inc., incorporated under the laws of the Cayman Islands with business registration number 89645.
Parent:	Transocean Ltd., incorporated under the laws of Switzerland with enterprise identification number (UID) CHE-114.461.224, being the direct 100 % owner of the Issuer.
Guarantor:	The Parent.
Obligors:	Each of the Issuer and the Guarantor.
Currency:	USD.
Maximum Issue Amount:	USD [**].
Tap Issues:

The Bonds may be issued on different issue dates up to the Maximum Issue Amount. All Bonds shall be fungible for tax and securities law purposes, provided that any Bonds issued as consideration in any mandatory offer or compulsory acquisition following the exchange offer for the shares of Songa Offshore SE need not be fungible with the other Bonds for such purposes if it is not reasonably practicable to cause them to be fungible.

Initial Issue Date:	Expected to be [**].
Maturity Date:	Five (5) years after the Initial Issue Date.
Amortisation:	Any outstanding Bonds not converted to shares in the Parent or redeemed as provided for

1Items denoted “[**]” are to be completed at a later date in connection with the issuance of the Bonds.

in this term sheet shall be repaid in one payment on the Maturity Date.
Interest Rate:

0.50% per annum, payable semi-annually in arrears.  Interest on the Bonds will start to accrue on the Initial Issue Date and shall be payable on the Interest Payment Dates. Day-count fraction for coupon is “30/360”, business day convention is “unadjusted following” and business day as determined in New York.

Interest Payment Date:	Semi-annual dates beginning six (6) months after the Initial Issue Date, with the last Interest Payment Date being the Maturity Date.
Default Interest:	Interest Rate plus 3 percentage points per annum.
Price:	100% of the Principal Amount.
Principal Amount - Denominations:	Each Bond will have a Principal Amount of no more than USD 1,000.
Purpose of Bond Issue:

The Bonds will serve as:

(i)part settlement of the NOK 1,400,000,000 Senior Unsecured Callable Bond issued by Songa Offshore SE under ISIN NO0010628753 (SONG04);

(ii)part settlement of the NOK 750,000,000 Senior Unsecured Callable Bond issued by Songa Offshore SE under ISIN NO0010649403 (SONG05);

(iii)settlement of the USD 50,000,000 loan provided by Perestroika AS to Songa Offshore SE; and

(iv)part consideration for the Issuer’s acquisition of the shares in Songa Offshore SE.

Status of the Bonds:

The Bonds will constitute senior unsecured debt obligations of the Issuer. As such, the Bonds will rank at least pari passu with each other and with all other unsecured obligations of the Issuer (save for such claims which are preferred by bankruptcy, insolvency, liquidation or other similar laws of general application). The Bonds will rank ahead of subordinated capital. The Guarantee will be an equivalently senior obligation of the Parent.

Listing:

The Issuer shall, within 60 days of the Initial Issue Date, cause the Bonds to be listed on either (i) the New York Stock Exchange or (ii) NASDAQ in New York (either such exchange, an “Exchange”). After listing, the Issuer shall ensure that the Bonds remain listed thereon until the Bonds have been redeemed or exchanged in full.

Guarantee:

All present and future obligations of the Issuer under the Finance Documents shall be guaranteed in full by the Guarantor. The Guarantee (which will be included in the Indenture) will be full and unconditional.

Finance Documents:	An indenture (the “Indenture”) and a corresponding global note.
Exchange Right:	Unless previously exchanged, redeemed, purchased or cancelled, the Bonds, including any accrued interest, may be exchanged at the holder’s option into ordinary, unencumbered freely tradeable (by non-affiliates of the Parent) and fully paid up shares in the capital of the Parent (the “Shares”) at the Exchange Price. For the avoidance of doubt, no cash settlement option will be available to the Issuer or the Parent.

Each Bondholder shall be entitled to exchange any or all of their Bonds for Shares at the Exchange Price at any time from the Initial Issue Date and up to Maturity Date (subject to the exercise period ending on the last business day prior to the Maturity Date) by sending a written notice to the Issuer. If an exercise of the Exchange Right gives rise to fractional Shares, the number of Shares resulting from the exchange shall be rounded down to the nearest whole share (fractional Shares will not be issued and cash will be paid in lieu of fractional Shares). The date of exchange will be no later than the third (3rd business day after the date on which the Paying Agent has received the notice from a Bondholder notifying the Paying Agent that it is exercising its Exchange Right.

Reference Price:	USD [**] per Share.
Initial Exchange Price:

USD [**] per Share[2] (as adjusted for any events between signing and closing that, had the Bonds then been outstanding, would have led to an adjustment per the dividend and anti-dilution protection described below).

Dividend and Anti-dilution Protection:

Dividend and anti-dilution protection through adjustment of the Exchange Price as per standard terms for physically-settled convertible bonds in the U.S. convertible bond market, adjusted to the extent appropriate and the fact that the Parent (which is the issuer of the Shares) is incorporated in Switzerland and has its Shares registered with the U.S. Securities and Exchange Commission (the “SEC”) and listed on The New York Stock Exchange.

Call Option:	Only as per “Early redemption at option due to a tax event” below.
Registration Rights:

Affiliated holders shall be entitled to customary demand, shelf and piggyback registration rights with respect to the Bonds, the Shares issuable upon the conversion of the Bonds, and other Shares received in the acquisition, including customary indemnification and contribution rights and provision for underwritten offerings.

Fundamental Change Events:

If a Change of Control Event has occurred, each Bondholder shall have the option to (at each Bondholder’s discretion):

(i)subject to a 60 business day option period calculated from the date the Bondholders received notice from the Issuer of the Change of Control Event, require early redemption of its Bonds at 101% of the Principal Amount plus accrued interest to, but not including, the date of redemption; or

(ii)exchange the Bonds into Shares at an exchange price (COCEP) calculated as

2To be equal to the Reference Price multiplied with 1.225.

follows:

COCEP = OEP / (1 + (EP x (c/t))) where:

COCEP = Change of Control Exchange Price;

OEP = Exchange Price (as adjusted pursuant to the Indenture);

EP = Exchange Premium equal to 22.50%;

c = the number of days from and including the date of the Change of Control Event to but excluding the Maturity Date; and

t = the number of days from and including the Initial Issue Date to but excluding the Maturity Date.

If a Listing Failure Event (together with a Change of Control Event (the “Fundamental Change Events”) has occurred, each Bondholder shall have the option to (at each Bondholder’s discretion):

(i)subject to a 60 business day option period calculated from the date the Bondholders received notice from the Issuer, require early redemption of its Bonds at 100% of the Principal Amount plus accrued interest; or

(ii)exchange the Bonds into Shares at an exchange price (LFEP) calculated as follows:

LFEP = OEP / (1 + (EP x (c/t))) where:

LFEP = Listing Failure Exchange Price;

OEP = Exchange Price (as adjusted pursuant to the Indenture);

EP = Exchange Premium equal to 22.50%;

c = the number of days from and including the date of the Listing Failure Event to but excluding the Maturity Date; and

t = the number of days from and including the Initial Issue Date to but excluding the Maturity Date.

In the event of an early redemption pursuant to the above, settlement shall be five (5) banking days after the Paying Agent has received such request.

The Issuer will be required to comply with the requirements of Rule 14e-1 under the Securities Exchange Act of 1934 (the “U.S. Exchange Act”) and any other applicable securities laws or regulations in connection with an exchange.

Change of Control Event:

The occurrence of an event or series of events constituting a “Change of Control Repurchase Event” as defined in that certain indenture by and among Transocean Inc., the guarantors party thereto and Wells Fargo Bank, National Association, dated July 21, 2016 (the “Existing Unsecured Indenture”) as adapted to apply to either of the Issuer or the Parent.

Listing Failure Event:	In the case of the Shares, that the Shares cease to be admitted to listing on The New York Stock Exchange or on another principal U.S. national securities exchange.

Information Undertakings:

The provision of applicable information and notices (including with respect to put option events) to the Bond Trustee and Bondholders as set forth in the Existing Unsecured Indenture and timely provision of reports under the US Exchange Act.

General Undertakings:

The following general undertakings as set forth in the Existing Unsecured Indenture:

•Payment of Securities (Section 4.04),

•Statement by Officer as to Compliance; Statement by Officer as to Default (Section 4.08),

•Further Instruments and Acts (Section 4.09),

•Consolidation, Mergers and Sale of Assets (Section 5.01); provided that the successor (if any) is organized under the laws of (i) the Cayman Islands, Bermuda, the British Virgin Islands, the United States or any State thereof (including the District of Columbia), England, Wales, Scotland, Ireland, Netherlands, Luxembourg or Cyprus, or (ii) any other jurisdiction that would not have a materially adverse change to the rights of the Bondholders.

in each case, adjusted where appropriate to address exchangeable notes structure (including application to the Parent and its Guarantee).

Event of Defaults:

The following Event of Default provisions (applicable to the Obligors) as set forth in the Existing Unsecured Indenture:

•non-payment of interest (Section 6.01(1)) or principal (Section 6.01(2)),

•failure to make offers in connection with Put Option Events (Section 6.01(3)),

•breach of other obligations (Section 6.01(4),

•failure of the Guarantee to be in full force and effect (6.01(5), and

•bankruptcy proceedings (Sections 6.01(6) and 6.01(7),

in each case, adjusted where appropriate to address exchangeable notes structure.

The following specific Events of Default will also apply:

Failure to Exchange:

The Issuer fails to comply with its obligations to exchange the Bonds in accordance with the Indenture upon exercise of a Bondholder’s exchange right.

Ownership of the Issuer:

The Issuer ceases to be 100% owned (directly or indirectly) by the Parent.

Bond Delisting Event:

The Bonds have not been admitted for listing on an Exchange within 60 days following the Initial Issue Date or, in the case of a successful admission to listing of the Bonds, that a period of 60 days has elapsed since the Bonds ceased to be listed on an Exchange.

Tax Gross-up:

Subject to standard exceptions included in Sections 12.01(1) and 12.01(4) or any combination thereof of the Existing Unsecured Indenture and as set forth below under “Early put option due to tax event”, if any Obligor is required by law to withhold any tax from any payment in respect of the Bonds under the Finance Documents the amount of the payment due will be grossed-up to such net amount which is (after making the required withholding) equal to the payment which would have been received if no withholding had been required.

Any public fees levied on the trade of Bonds in the secondary market shall be paid by the Bondholders, unless otherwise provided by law or regulation, and the Issuer shall not be responsible for reimbursing any such fees.

Early Put Option due to a Tax Event:

If the Issuer is required by law to withhold any tax from any payment in respect of the Bonds under the Finance Documents as a result of a change in applicable law implemented after the date of the Bond terms, the Issuer will have the right to offer to redeem all of the Bonds at a price equal to 100 % of the Nominal Amount (the “Tax Event Put Offer”). The Issuer shall give written notice of such offer to the Bond Trustee and the Bondholders at least 20 business days prior to the relevant repayment date, provided that no such notice shall be given earlier than 60 days prior to the earliest date on which the Issuer would be obliged to withhold such tax were a payment in respect of the Bonds then due. If the Issuer determines to make such Tax Event Put Offer, all Bonds remaining outstanding after the relevant repayment date shall no longer be subject to the tax gross-up provision set forth under “Tax Gross-up” set forth above.

Indenture:

The Indenture will regulate the rights and obligations with respect to the Bonds. In the event of any discrepancy between this term sheet and the Indenture, the provisions of the Indenture shall prevail.

The Indenture shall include provisions on the Bond Trustee’s right to represent the Bondholders, including a customary “no action” clause, meaning that no individual Bondholder may take any legal action against the Issuer individually other than as permitted under the Indenture (as further described in the Indenture). The Indenture will further contain provisions regulating the duties of the Bond Trustee, procedures for obtaining Bondholders’ consents and applicable requirements for Bondholders’ consent, whereas a sufficient majority of Bondholders may materially amend the provision of the Indenture or discharge the Bonds in part or in full without the consent of all Bondholders, other than in respect of specified customary terms requiring consent of each affected Bondholder (including those specified in the Existing Unsecured Indenture and the rights described under “Fundamental Change Events”), as well as other provisions customary for a bond offering as described herein.  Concurrently with any Tax Event Put Offer, Bondholders shall have the right to exchange their Bonds at a decreased exchange price calculated using the formula for reducing the exchange price in connection with a Change of Control Event.

Bond Trustee:	Wells Fargo Bank, National Association.

Paying Agent:	Wells Fargo Bank, National Association.
Securities Depository:	The Bonds will be registered in Cede & Co., as authorized representative of The Depository Trust Company.
Repurchase of Bonds:

The Issuer may purchase and hold Bonds and such Bonds may be retained, sold (provided they are fully fungible with other Bonds) or cancelled at the Issuer’s sole discretion (but Bonds so held will not be considered outstanding for purposes of any Bondholder action).

Subscription Restrictions:

The Bonds may be issued in a transaction exempt from registration under the U.S. Securities Act, and any state securities law.  If this is the case, the Bonds  may not be offered or sold within the United States to, or for the account or benefit of, any U.S. Person (as such terms are defined in regulations), except pursuant to an exemption from the registration requirements of the U.S. Securities Act and appropriate exemptions under the laws of any other jurisdiction.  The applicable exemption for any Bonds offered and sold as part consideration for the Issuer’s acquisition of the shares in Songa Offshore SE or in settlement (or partial settlement) of Songa Offshore SE’s outstanding bonds and shareholder loan, and any related transfer restrictions, remain to be determined.  Notwithstanding the foregoing, to the extent listed on an exchange as set forth herein, the Bonds will be registered with the SEC.

Further details will be included in the voluntary offer document and/or bond tender form.

Transfer Restrictions:

The Bonds are freely transferable and may be pledged, subject to the following:

(i)Bondholders may be subject to purchase or transfer restrictions with regard to the Bonds, as applicable from time to time under local laws to which a Bondholder may be subject (due e.g. to its nationality, its residency, its registered address, its place(s) for doing business). Each Bondholder must ensure compliance with local laws and regulations applicable at own cost and expense.

(ii)Notwithstanding the above, a Bondholder which has purchased the Bonds in contradiction to mandatory restrictions applicable may nevertheless utilize its voting rights under the Bond terms provided that the Issuer shall not incur any additional liability by complying with its obligations to such Bondholder.

(iii)Bondholders that are affiliates of the Issuer or Parent may be subject to transfer restrictions mandatorily applicable under the U.S. Securities Act.

Governing Law:	New York law.

APPENDIX 3OFFEROR ANNOUNCEMENT RELEASE

Omitted.

APPENDIX 4SONGA OFFSHORE ANNOUNCEMENT RELEASE

Omitted.

APPENDIX 5PRE-ACCEPTANCE OF OFFER

Omitted.

APPENDIX 6INDICATIVE TIMETABLE

Omitted.

APPENDIX 7SONGA BOARD RECOMMENDATION

Omitted.

APPENDIX 8INDEPENDENT STATEMENT

Omitted.

APPENDIX 9LIST OF SUBSIDIARIES

Omitted.

ANNEX B

ACCEPTANCE FORM

Acceptance Form

For

Conditional Offer to Acquire All Shares in

Songa Offshore SE

Made By

Transocean Ltd.

This Acceptance Form shall be used in order to accept the voluntary tender offer (the “Offer”) by Transocean Ltd. (“Transocean”) to purchase all issued and outstanding shares in Songa Offshore SE (“Songa Offshore”) on the terms and conditions set forth in the Prospectus dated [DATE] 2017 (the “Offer Document”) to which this form is attached.  All capitalized terms used but not defined hereinafter have the meanings assigned to them in the Offer Document.

Shareholder and Address:	RETURN TO: Clarksons Platou Securities AS Munkedamsveien 62c N- 0270 Oslo, Norway Tel: +47 22 01 63 00 E-mail: ecm.oslo@clarksons.com
The shareholders’ registry of Songa Offshore shows:
VPS account:	Bank account number for cash payment:	No. of shares:	Rights holders registered:

U.S. Taxpayer Identification Number (if applicable):

Deadline for Acceptance

This Acceptance Form must be received by Clarksons Platou Securities AS (“CPS”), as settlement agent for the Offer, prior to the expiration of the Offer at by 16:30 (Norwegian time) on [DATE], unless the Offer is extended (such date and time, as it may be extended, the “Expiration Time”). Shareholders with shares in Songa Offshore distributed among several VPS accounts will receive one Acceptance Form for each such VPS account. Accepting shareholders must fully and correctly complete and return all Acceptance Forms received by the Expiration Time.

Determination of Valid Acceptance Form

All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of shares of Songa Offshore will be determined by Transocean, in its sole discretion, which determination shall be final and binding on all parties. Transocean reserves the absolute right to reject any and all tenders determined by it not to be in proper form or the acceptance for payment of which may, in the opinion of its counsel, be unlawful. Transocean also reserves the absolute right to waive any defect or irregularity in the tender of any shares of Songa Offshore of any particular shareholder, whether or not similar defects or irregularities are waived in the case of other shareholders. No tender of shares of Songa Offshore will be deemed to have been validly made until all defects and irregularities have been waived or cured within such time as Transocean shall determine. None of Transocean, Songa Offshore, CPS or any other person will be under any duty to give notice of any defects or irregularities in tenders or incur any liability for failure to give any such notice. Transocean’s interpretation of the terms and conditions of the Offer (including this Acceptance Form) will be final and binding.

 If you own shares in Songa Offshore that are registered in the name of one or more brokers, banks, investment managers or other nominees, you must contact such persons to accept the Offer with respect to such shares. Acceptance of the Offer for shares in Songa Offshore registered in the name of any broker, bank, investment manager or other nominee must be done by the broker, bank, investment manager or other nominee, as applicable, on your behalf.

Questions and Requests for Additional Copies of Documents

You may contact CPS, as settlement agent for the Offer, at the address and telephone number set forth below with any questions or requests for additional copies of the Offer Document or this Acceptance Form. You may also contact your broker, bank, investment manager, or other nominee for assistance. Such copies will be furnished promptly at Transocean’s expense.

Clarksons Platou Securities AS

Munkedamsveien 62c

N-0270 Oslo, Norway

Tel: +47 22 01 63 00

Email: ecm.oslo@clarksons.com

Consideration Options (please select one):

☐

Option 1 – Cash Election

By selecting Option 1, you hereby choose to receive NOK 47.50 per Songa Offshore share, up to an aggregate of NOK 125,000, in cash as full or partial settlement (as applicable) for your Songa Offshore shares, and you hereby choose to receive 0.35724 Consideration Shares and USD 2.99726 principal amount of Exchangeable Bonds in settlement of any of your remaining shares of Songa Offshore,  in each case subject to the terms and conditions described in Offer Document.

☐

Option 2 – Consideration Shares and Exchangeable Bonds

By selecting Option 2, you hereby choose to receive 0.35724 Consideration Shares and USD 2.99726 principal amount of Exchangeable Bonds for each Songa Offshore share, subject to the terms and conditions described in Offer Document.

Settlement Options (please select one):

☐

Option 1 – Delivery to an Eligible Customer Brokerage Account

By selecting Option 1 for settlement and completing the information requested below, you hereby elect and instruct Transocean and CPS and Computershare Trust Company, N.A. (“Computershare”), as transfer agent for Transocean’s shares and distribution agent for the Offer, to deposit the Consideration Shares and Exchangeable Bonds you are entitled to receive in connection with the settlement of the Offer into the participant account with the Depository Trust Company (“DTC”) specified below, for further credit to the customer brokerage account specified below.

In order for Consideration Shares and Exchangeable Bonds to be credited to your customer brokerage account pursuant to this option, you must instruct your broker to receive the Consideration Shares and Exchangeable Bonds from Computershare on the settlement date, which is expected to be no later than three business days following the expiration of the Offer.  All Consideration Shares and Exchangeable Bonds will be delivered through DTC free of value (FOV) from Computershare’s DTC Participant account #2586. Please provide this information to your broker to ensure prompt settlement and receipt of your Consideration Shares and Exchangeable Bonds.

DTC Participant Name:
DTC Participant Number:
DTC Participant Account Number:
Customer Brokerage Account (This is your personal account information with the DTC Participant)
Undersigned’s account number with Broker:
Broker Representative Name:
Broker Representative Phone Number:
Broker Representative’s E-mail:

☐

Option 2 – Delivery through a Direct Registration System Account

By selecting Option 2 for settlement, you hereby elect and instruct Transocean and CPS, as settlement agent for the Offer, and Computershare, as transfer agent for Transocean’s shares and distribution agent for the Offer, to deposit the Consideration Shares in a Direct Registration System (DRS) Account at Computershare in my/our name.  You hereby certify that the name and address listed above are the true and correct name and address of the shareholder to whom the Consideration Shares are to be transferred and in whose name the Consideration Shares are to be recorded in the share register upon settlement of the Offer.

You hereby also certify that you understand that by selecting this option for settlement, any Exchangeable Bonds that you are entitled to receive will continue to be held by Computershare on your behalf until such time as you specify a brokerage account with a broker who is, directly or indirectly, a DTC participant capable of taking delivery of such Exchangeable Bonds. You will be required to provide information for such a brokerage account as specified in this Acceptance Form and the Offer Document in order to claim and receive any Exchangeable Bonds that you are entitled to receive as a result of your acceptance of the Offer.

All cash payable to you in accordance with the terms of your acceptance of the Offer will be made to the bank account that is registered as the account for dividends on your VPS account as listed above regardless whether you select settlement through Option 1 or Option 2.  All such cash payments will be distributed by CPS, as settlement agent, upon settlement of the Offer.

Instructions and Acknowledgements Delivered To Transocean, CPS and Computershare

5.

I/We confirm that I/we have received and reviewed the Offer Document and accept the Offer for all my/our shares in Songa Offshore in accordance with the terms and conditions set forth in the Offer Document, unless otherwise stated by me/us below in item 2 below. My/our Acceptance also comprises any shares in Songa Offshore which I/we, in addition to the number of shares stated above, have acquired or will acquire prior to the Expiration Time and which will be registered in the VPS on the above stated account.

6.

I/We only accept the Offer in accordance with the terms and conditions set forth in the Offer Document and elect the Consideration Option indicated in this Acceptance Form.  If neither of the boxes for the Consideration Options are checked, I/we acknowledge that I/we automatically will be deemed to have selected the “Option 1 – Cash Election.”

In the event the my/our total holding of Songa Offshore is 2,631 shares or less and I/we have indicated that we prefer the Cash Election above, I/we acknowledge that the entire consideration is payable in cash. In the event the my/our total holding of Songa Offshore is more than 2,631, and I/we have indicated that we prefer the cash alternative above, I/we acknowledge that the cash received will first be subtracted from the Exchangeable Bonds I/we would otherwise be entitled to receive upon settlement, then the number of Consideration Shares I/we would otherwise be entitled to receive upon settlement.

I/we understand that the aggregate consideration paid to each Songa Offshore shareholder accepting the Offer shall be comprised, as near as possible, of 50% Consideration Shares and 50% Exchangeable Bonds, with any exercise of the Cash Election reducing the aggregate number of Exchangeable Bonds otherwise issuable in the Offer and then reducing the aggregate number of Consideration Shares otherwise issuable in the Offer.

If I/we were entitled to receive a fraction of a Consideration Share, I/we will instead receive, for the fraction of a Consideration Share, an amount in cash based on USD 8.39. If I/we were entitled to receive a fractional amount of Exchangeable Bonds, I/we will instead receive, for the fractional amount of Exchangeable Bonds, an amount in cash based on USD 1,000, the principal amount per Exchangeable Bond. Any cash payable in lieu of fractional Consideration Shares or Exchangeable Bonds will be paid in NOK based on the NOK/USD closing price of 7.9239 at 4:00 pm CET as determined by Norges Bank on August 14, 2017.

7.

I/We accept that I/we may not sell, otherwise dispose, encumber or transfer to another VPS account, the shares in Songa Offshore tendered hereunder. CPS is irrevocably authorised to block the shares in Songa Offshore on the above-mentioned VPS account in favour of CPS on behalf of Transocean.

8.

The Exchangeable Bonds shall be governed by an indenture (the “Indenture”). I/we irrevocably authorize and instruct the Trustee (i) if this application is made prior to finalisation and execution of the Indenture, to finalise, execute and deliver the Indenture and other related finance documents on behalf of me/us such that I/we as a bondholder will become party to and bound thereof and (ii) to approve and execute all necessary documents on its behalf in respect of the Exchangeable Bonds.

9.

I/We accept that settlement for any cash I/we may be entitled to receive in the Offer will be made by way of transfer to the bank account registered on the VPS account for dividend payment. In the absence of such account, settlement of any such cash amounts will be made by way of postal cheque (or currency cheque for shareholders with a non-Norwegian address).

10.

I/We accept that settlement in the form of Consideration Shares and Exchangeable Bonds will be made by way of the Settlement Option indicated in this Acceptance Form. If neither of the boxes for the Settlement Options are checked, I/we acknowledges that I/we automatically will be deemed to have selected “Option 2 – Delivery through a Direct Registration System Account.”

I/We also acknowledge that, if I/we have selected “Option 2 – Delivery through a Direct Registration System Account” from the Settlement Options above, no Exchangeable Bonds that I/we are entitled to receive will be delivered to me/us, and all such Exchangeable Bonds will continue to be held by Computershare on my/our behalf until such time as I/we specify a brokerage account with a broker who is, directly or indirectly, a DTC participant capable of taking delivery of such Exchangeable Bonds.  I/We understand that such information (together with any other information required by Transocean to verify my/our identity and complete the transfer) must be provided to [contact information to be inserted] in order to claim my/our Exchangeable Bonds

11.

My/Our shares in Songa Offshore are transferred free of any encumbrances and any other third party right whatsoever and with all shareholder rights attached to them. Any third party with registered encumbrances or other third-party rights over my/our shares in Songa Offshore and/or VPS account(s) must sign the Acceptance Form and thereby waive their rights therein and approve the transfer of the shares in Songa Offshore to Transocean free of any encumbrances and any other third party right whatsoever. I/We acknowledge that this Acceptance Form may only be regarded to be validly completed if any registered holders of rights have given written consent on this Acceptance Form that the shares are tendered and may be transferred to Transocean free of any such rights (this is done by inserting YES in the box ‘Rights holders registered’ above at the top right hand side of this form and by signing below).

12.

Transocean will pay my/our VPS transaction costs that may occur as a direct consequence of my/our acceptance of the Offer. Transocean will not cover any other costs that I/we may incur in connection with my/our acceptance of the Offer.

B-6

13.

I/We irrevocably authorize CPS to act as exchange agent on my/our behalf for my/our account and take all steps CPS in its discretion deems necessary and appropriate to effect the contribution of my/our shares in Songa Offshore for Consideration Shares, Exchangeable Bonds and/or cash, in accordance with the terms of the Offer. Without limitation to the foregoing, I/we hereby authorize and direct CPS to enter into, on my/our behalf, a contribution agreement or agreements with Transocean to effect the contribution of all my/our shares in Songa Offshore tendered in the Offer to Transocean, to subscribe for my/our account for (and in any other way execute all formalities necessary to deliver) the Consideration Shares deliverable to /me/us as a result of the Offer, to effectuate payment with same day transfer of the shares in Songa Offshore from my/our VPS-account to Transocean upon completion of the Offer, and to take and effect such other actions and acts as may be necessary or appropriate in the discretion of CPS to complete the Offer.

14.

This Acceptance Form and the Offer are governed by Norwegian law and, to the extent applicable, the federal laws of the United States, including U.S. federal securities laws. Any dispute in connection with the Offer is subject to the exclusive jurisdiction of the Norwegian courts, with the Oslo District Court as the agreed venue.

15.

I/We understand and agree that the Offer is not being made to, nor will tenders be accepted from or on behalf of Songa Offshore shareholders in any jurisdiction in which the making of the Offer or acceptance thereof would not be in compliance with the laws of such jurisdiction. I/We confirm that my/our acceptance of the Offer is not restricted according to the laws of the jurisdiction applicable to me/us.

16.

Under the “backup withholding” provisions of United States federal income tax laws, CPS and Computershare may be required to withhold a portion of any payments made to certain Songa Offshore shareholders pursuant to the Offer. To avoid this withholding, a tendering United States Shareholder (as defined below) (or other United States payee) is required to provide a correct Taxpayer Identification Number (“TIN”) on IRS Form W-9, which is included herein, and to certify, under penalties of perjury, that the TIN provided on the IRS Form W-9 is correct. In addition, such United States Shareholder must date and sign the IRS Form W-9 as indicated. If such United States Shareholder is an individual, the TIN is his or her social security number. If a tendering United States Shareholder (or other United States payee) does not provide the correct TIN or an adequate basis for an exemption, such shareholder (or other payee) may be subject to backup withholding at the applicable rate (currently 28%), and may be subject to a penalty imposed by the IRS. If a tendering United States Shareholder does not have a TIN, such shareholder should consult the instructions to IRS Form W-9 for information on applying for a TIN and completing and signing the IRS Form W-9 while the TIN application is in process. See the enclosed IRS Form W-9 and the instructions thereto for additional information.

Certain United States Shareholders (including, among others, C corporations) who are exempt recipients are not subject to backup withholding. See the enclosed copy of the IRS Form W-9 and the instructions to IRS Form W-9. In order to confirm exempt status and avoid erroneous backup withholding, such exempt United States Shareholders should furnish their TIN, check the appropriate box on the IRS Form W-9 and sign, date and return the IRS Form W-9 to the Depositary.

A shareholder (or other payee) that is not a United States Shareholder may qualify as an exempt recipient by providing a properly completed and signed IRS Form W-8BEN (for individuals) or IRS Form W-8BEN-E (for certain entities) or other appropriate IRS Form W-8, as applicable, signed under penalties of perjury, attesting to such shareholder or payee’s non-U.S. status or by otherwise establishing an exemption. An IRS Form W-8BEN (for individuals) is enclosed with this Acceptance Form.

For purposes of these instructions, a “United States Shareholder” is (i) an individual who is a citizen or resident alien of the United States for United States federal income tax purposes, (ii) a corporation (including an entity taxable as a corporation for United States federal income tax purposes) or partnership (including an entity taxable as a partnership for United States federal income tax purposes) created under the laws of the United States, any state thereof or the District of Columbia, (iii) an estate the income of which is subject to United States federal income tax regardless of its source or (iv) a trust if (a) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or (b) the trust has a valid election in effect under applicable Treasury regulations to be treated as a United States person.

Backup withholding is not an additional tax. Rather, the United States federal income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If backup withholding results in an overpayment of taxes, a refund may be obtained from the IRS if eligibility is established and appropriate procedure is followed.

I/We understand that failure to provide a correct, completed and signed IRS Form W-9 or an appropriate IRS Form W-8, as applicable, may subject me/us to United States federal income tax withholding on any payments made pursuant to the Offer. I/WE CONFIRM THAT WE HAVE BEEN NOTIFIED THAT I/WE SHOULD SEEK ADVICE BASED ON MY/OUR PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

B-7

Place	Date	Telephone no.	Signature*
* If signed pursuant to proxy, a proxy form or company certificate confirming the authorised signature must be enclosed

Rights holder(s):

In the event that there is registered holder(s) of rights on the VPS-account this is marked with a YES above on the top right-hand box of this Acceptance Form. As holder(s) of rights, the undersigned consents that this acceptance of the Offer is undertaken on the above-mentioned terms.

Place	Date	Telephone no.	Rights holder’s signature*
* If signed pursuant to proxy, a proxy form or company certificate confirming the authorised signature must be enclosed

B-8

requester. Do not certain entities, not individuals; see Exempt payee code (if any) TIN on page 3. or Under penalties of perjury, I certify that: 1. The number shown on this form is my correct taxpayer identification number (or I am waiting for a number to be issued to me); and 2. I am not subject to backup withholding because: (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding; and 3. I am a U.S. citizen or other U.S. person (defined below); and 4. The FATCA code(s) entered on this form (if any) indicating that I am exempt from FATCA reporting is correct. Certification instructions. You must cross out item 2 above if you have been notified by the IRS that you are currently subject to backup withholding because you have failed to report all interest and dividends on your tax return. For real estate transactions, item 2 does not apply. For mortgage interest paid, acquisition or abandonment of secured property, cancellation of debt, contributions to an individual retirement arrangement (IRA), and generally, payments other than interest and dividends, you are not required to sign the certification, but you must provide your correct TIN. See the instructions on page 3. U.S. person ▶ Date ▶ General Instructions Section references are to the Internal Revenue Code unless otherwise noted. Future developments. Information about developments affecting Form W-9 (such as legislation enacted after we release it) is at www.irs.gov/fw9. Purpose of Form An individual or entity (Form W-9 requester) who is required to file an information return with the IRS must obtain your correct taxpayer identification number (TIN) which may be your social security number (SSN), individual taxpayer identification number (ITIN), adoption taxpayer identification number (ATIN), or employer identification number (EIN), to report on an information return the amount paid to you, or other amount reportable on an information return. Examples of information returns include, but are not limited to, the following: • Form 1099-INT (interest earned or paid) • Form 1099-DIV (dividends, including those from stocks or mutual funds) • Form 1099-MISC (various types of income, prizes, awards, or gross proceeds) • Form 1099-B (stock or mutual fund sales and certain other transactions by brokers) • Form 1099-S (proceeds from real estate transactions) • Form 1099-K (merchant card and third party network transactions) • Form 1098 (home mortgage interest), 1098-E (student loan interest), 1098-T (tuition) • Form 1099-C (canceled debt) • Form 1099-A (acquisition or abandonment of secured property) Use Form W-9 only if you are a U.S. person (including a resident alien), to provide your correct TIN. If you do not return Form W-9 to the requester with a TIN, you might be subject to backup withholding. See What is backup withholding? on page 2. By signing the filled-out form, you: 1. Certify that the TIN you are giving is correct (or you are waiting for a number to be issued), 2. Certify that you are not subject to backup withholding, or 3. Claim exemption from backup withholding if you are a U.S. exempt payee. If applicable, you are also certifying that as a U.S. person, your allocable share of any partnership income from a U.S. trade or business is not subject to the withholding tax on foreign partners' share of effectively connected income, and 4. Certify that FATCA code(s) entered on this form (if any) indicating that you are exempt from the FATCA reporting, is correct. See What is FATCA reporting? on page 2 for further information. Form W-9 (Rev. 12-2014) Cat. No. 10231X Sign Here Signature of Note. If the account is in more than one name, see the instructions for line 1 and the chart on page 4 for guidelines on whose number to enter. Employer identification number – Part II Certification Form W-9 (Rev. December 2014) Department of the Treasury Internal Revenue Service Request for Taxpayer Identification Number and Certification Give Form to the send to the IRS. Print or type See Specific Instructions on page 2. 1 Name (as shown on your income tax return). Name is required on this line; do not leave this line blank. 2 Business name/disregarded entity name, if different from above 3 Check appropriate box for federal tax classification; check only one of the following seven boxes: Individual/sole proprietor or C Corporation S Corporation PartnershipTrust/estate single-member LLC Limited liability company. Enter the tax classification (C=C corporation, S=S corporation, P=partnership) ▶ Note. For a single-member LLC that is disregarded, do not check LLC; check the appropriate box in the line above for the tax classification of the single-member owner. 4 Exemptions (codes apply only to instructions on page 3): Exemption from FATCA reporting code (if any) (Applies to accounts maintained outside the U.S.) Other (see instructions) ▶ 5 Address (number, street, and apt. or suite no.) Requester’s name and address (optional) 6 City, state, and ZIP code 7 List account number(s) here (optional) Part I Taxpayer Identification Number (TIN) Enter your TIN in the appropriate box. The TIN provided must match the name given on line 1 to avoid backup withholding. For individuals, this is generally your social security number (SSN). However, for a resident alien, sole proprietor, or disregarded entity, see the Part I instructions on page 3. For other entities, it is your employer identification number (EIN). If you do not have a number, see How to get a Social security number – –

Page 2 Form W-9 (Rev. 12-2014) Note. If you are a U.S. person and a requester gives you a form other than Form W-9 to request your TIN, you must use the requester’s form if it is substantially similar to this Form W-9. Definition of a U.S. person. For federal tax purposes, you are considered a U.S. person if you are: • An individual who is a U.S. citizen or U.S. resident alien; • A partnership, corporation, company, or association created or organized in the United States or under the laws of the United States; • An estate (other than a foreign estate); or • A domestic trust (as defined in Regulations section 301.7701-7). Special rules for partnerships. Partnerships that conduct a trade or business in the United States are generally required to pay a withholding tax under section 1446 on any foreign partners’ share of effectively connected taxable income from such business. Further, in certain cases where a Form W-9 has not been received, the rules under section 1446 require a partnership to presume that a partner is a foreign person, and pay the section 1446 withholding tax. Therefore, if you are a U.S. person that is a partner in a partnership conducting a trade or business in the United States, provide Form W-9 to the partnership to establish your U.S. status and avoid section 1446 withholding on your share of partnership income. In the cases below, the following person must give Form W-9 to the partnership for purposes of establishing its U.S. status and avoiding withholding on its allocable share of net income from the partnership conducting a trade or business in the United States: • In the case of a disregarded entity with a U.S. owner, the U.S. owner of the disregarded entity and not the entity; • In the case of a grantor trust with a U.S. grantor or other U.S. owner, generally, the U.S. grantor or other U.S. owner of the grantor trust and not the trust; and • In the case of a U.S. trust (other than a grantor trust), the U.S. trust (other than a grantor trust) and not the beneficiaries of the trust. Foreign person. If you are a foreign person or the U.S. branch of a foreign bank that has elected to be treated as a U.S. person, do not use Form W-9. Instead, use the appropriate Form W-8 or Form 8233 (see Publication 515, Withholding of Tax on Nonresident Aliens and Foreign Entities). Nonresident alien who becomes a resident alien. Generally, only a nonresident alien individual may use the terms of a tax treaty to reduce or eliminate U.S. tax on certain types of income. However, most tax treaties contain a provision known as a “saving clause.” Exceptions specified in the saving clause may permit an exemption from tax to continue for certain types of income even after the payee has otherwise become a U.S. resident alien for tax purposes. If you are a U.S. resident alien who is relying on an exception contained in the saving clause of a tax treaty to claim an exemption from U.S. tax on certain types of income, you must attach a statement to Form W-9 that specifies the following five items: 1. The treaty country. Generally, this must be the same treaty under which you claimed exemption from tax as a nonresident alien. 2. The treaty article addressing the income. 3. The article number (or location) in the tax treaty that contains the saving clause and its exceptions. 4. The type and amount of income that qualifies for the exemption from tax. 5. Sufficient facts to justify the exemption from tax under the terms of the treaty article. Example. Article 20 of the U.S.-China income tax treaty allows an exemption from tax for scholarship income received by a Chinese student temporarily present in the United States. Under U.S. law, this student will become a resident alien for tax purposes if his or her stay in the United States exceeds 5 calendar years. However, paragraph 2 of the first Protocol to the U.S.-China treaty (dated April 30, 1984) allows the provisions of Article 20 to continue to apply even after the Chinese student becomes a resident alien of the United States. A Chinese student who qualifies for this exception (under paragraph 2 of the first protocol) and is relying on this exception to claim an exemption from tax on his or her scholarship or fellowship income would attach to Form W-9 a statement that includes the information described above to support that exemption. If you are a nonresident alien or a foreign entity, give the requester the appropriate completed Form W-8 or Form 8233. Backup Withholding What is backup withholding? Persons making certain payments to you must under certain conditions withhold and pay to the IRS 28% of such payments. This is called “backup withholding.” Payments that may be subject to backup withholding include interest, tax-exempt interest, dividends, broker and barter exchange transactions, rents, royalties, nonemployee pay, payments made in settlement of payment card and third party network transactions, and certain payments from fishing boat operators. Real estate transactions are not subject to backup withholding. You will not be subject to backup withholding on payments you receive if you give the requester your correct TIN, make the proper certifications, and report all your taxable interest and dividends on your tax return. Payments you receive will be subject to backup withholding if: 1. You do not furnish your TIN to the requester, 2. You do not certify your TIN when required (see the Part II instructions on page 3 for details), 3. The IRS tells the requester that you furnished an incorrect TIN, 4. The IRS tells you that you are subject to backup withholding because you did not report all your interest and dividends on your tax return (for reportable interest and dividends only), or 5. You do not certify to the requester that you are not subject to backup withholding under 4 above (for reportable interest and dividend accounts opened after 1983 only). Certain payees and payments are exempt from backup withholding. See Exempt payee code on page 3 and the separate Instructions for the Requester of Form W-9 for more information. Also see Special rules for partnerships above. What is FATCA reporting? The Foreign Account Tax Compliance Act (FATCA) requires a participating foreign financial institution to report all United States account holders that are specified United States persons. Certain payees are exempt from FATCA reporting. See Exemption from FATCA reporting code on page 3 and the Instructions for the Requester of Form W-9 for more information. Updating Your Information You must provide updated information to any person to whom you claimed to be an exempt payee if you are no longer an exempt payee and anticipate receiving reportable payments in the future from this person. For example, you may need to provide updated information if you are a C corporation that elects to be an S corporation, or if you no longer are tax exempt. In addition, you must furnish a new Form W-9 if the name or TIN changes for the account; for example, if the grantor of a grantor trust dies. Penalties Failure to furnish TIN. If you fail to furnish your correct TIN to a requester, you are subject to a penalty of $50 for each such failure unless your failure is due to reasonable cause and not to willful neglect. Civil penalty for false information with respect to withholding. If you make a false statement with no reasonable basis that results in no backup withholding, you are subject to a $500 penalty. Criminal penalty for falsifying information. Willfully falsifying certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment. Misuse of TINs. If the requester discloses or uses TINs in violation of federal law, the requester may be subject to civil and criminal penalties. Specific Instructions Line 1 You must enter one of the following on this line; do not leave this line blank. The name should match the name on your tax return. If this Form W-9 is for a joint account, list first, and then circle, the name of the person or entity whose number you entered in Part I of Form W-9. a. Individual. Generally, enter the name shown on your tax return. If you have changed your last name without informing the Social Security Administration (SSA) of the name change, enter your first name, the last name as shown on your social security card, and your new last name. Note. ITIN applicant: Enter your individual name as it was entered on your Form W-7 application, line 1a. This should also be the same as the name you entered on the Form 1040/1040A/1040EZ you filed with your application. b. Sole proprietor or single-member LLC. Enter your individual name as shown on your 1040/1040A/1040EZ on line 1. You may enter your business, trade, or “doing business as” (DBA) name on line 2. c. Partnership, LLC that is not a single-member LLC, C Corporation, or S Corporation. Enter the entity's name as shown on the entity's tax return on line 1 and any business, trade, or DBA name on line 2. d. Other entities. Enter your name as shown on required U.S. federal tax documents on line 1. This name should match the name shown on the charter or other legal document creating the entity. You may enter any business, trade, or DBA name on line 2. e. Disregarded entity. For U.S. federal tax purposes, an entity that is disregarded as an entity separate from its owner is treated as a “disregarded entity.” See Regulations section 301.7701-2(c)(2)(iii). Enter the owner's name on line 1. The name of the entity entered on line 1 should never be a disregarded entity. The name on line 1 should be the name shown on the income tax return on which the income should be reported. For example, if a foreign LLC that is treated as a disregarded entity for U.S. federal tax purposes has a single owner that is a U.S. person, the U.S. owner's name is required to be provided on line 1. If the direct owner of the entity is also a disregarded entity, enter the first owner that is not disregarded for federal tax purposes. Enter the disregarded entity's name on line 2, “Business name/disregarded entity name.” If the owner of the disregarded entity is a foreign person, the owner must complete an appropriate Form W-8 instead of a Form W-9. This is the case even if the foreign person has a U.S. TIN.

Page 3 Form W-9 (Rev. 12-2014) Line 2 If you have a business name, trade name, DBA name, or disregarded entity name, you may enter it on line 2. Line 3 Check the appropriate box in line 3 for the U.S. federal tax classification of the person whose name is entered on line 1. Check only one box in line 3. Limited Liability Company (LLC). If the name on line 1 is an LLC treated as a partnership for U.S. federal tax purposes, check the “Limited Liability Company” box and enter “P” in the space provided. If the LLC has filed Form 8832 or 2553 to be taxed as a corporation, check the “Limited Liability Company” box and in the space provided enter “C” for C corporation or “S” for S corporation. If it is a single-member LLC that is a disregarded entity, do not check the “Limited Liability Company” box; instead check the first box in line 3 “Individual/sole proprietor or single-member LLC.” Line 4, Exemptions If you are exempt from backup withholding and/or FATCA reporting, enter in the appropriate space in line 4 any code(s) that may apply to you. Exempt payee code. • Generally, individuals (including sole proprietors) are not exempt from backup withholding. • Except as provided below, corporations are exempt from backup withholding for certain payments, including interest and dividends. • Corporations are not exempt from backup withholding for payments made in settlement of payment card or third party network transactions. • Corporations are not exempt from backup withholding with respect to attorneys' fees or gross proceeds paid to attorneys, and corporations that provide medical or health care services are not exempt with respect to payments reportable on Form 1099-MISC. The following codes identify payees that are exempt from backup withholding. Enter the appropriate code in the space in line 4. 1—An organization exempt from tax under section 501(a), any IRA, or a custodial account under section 403(b)(7) if the account satisfies the requirements of section 401(f)(2) 2—The United States or any of its agencies or instrumentalities 3—A state, the District of Columbia, a U.S. commonwealth or possession, or any of their political subdivisions or instrumentalities 4—A foreign government or any of its political subdivisions, agencies, or instrumentalities 5—A corporation 6—A dealer in securities or commodities required to register in the United States, the District of Columbia, or a U.S. commonwealth or possession 7—A futures commission merchant registered with the Commodity Futures Trading Commission 8—A real estate investment trust 9—An entity registered at all times during the tax year under the Investment Company Act of 1940 10—A common trust fund operated by a bank under section 584(a) 11—A financial institution 12—A middleman known in the investment community as a nominee or custodian 13—A trust exempt from tax under section 664 or described in section 4947 The following chart shows types of payments that may be exempt from backup withholding. The chart applies to the exempt payees listed above, 1 through 13. 2 However, the following payments made to a corporation and reportable on Form 1099-MISC are not exempt from backup withholding: medical and health care payments, attorneys' fees, gross proceeds paid to an attorney reportable under section 6045(f), and payments for services paid by a federal executive agency. Exemption from FATCA reporting code. The following codes identify payees that are exempt from reporting under FATCA. These codes apply to persons submitting this form for accounts maintained outside of the United States by certain foreign financial institutions. Therefore, if you are only submitting this form for an account you hold in the United States, you may leave this field blank. Consult with the person requesting this form if you are uncertain if the financial institution is subject to these requirements. A requester may indicate that a code is not required by providing you with a Form W-9 with “Not Applicable” (or any similar indication) written or printed on the line for a FATCA exemption code. A—An organization exempt from tax under section 501(a) or any individual retirement plan as defined in section 7701(a)(37) B—The United States or any of its agencies or instrumentalities C—A state, the District of Columbia, a U.S. commonwealth or possession, or any of their political subdivisions or instrumentalities D—A corporation the stock of which is regularly traded on one or more established securities markets, as described in Regulations section 1.1472-1(c)(1)(i) E—A corporation that is a member of the same expanded affiliated group as a corporation described in Regulations section 1.1472-1(c)(1)(i) F—A dealer in securities, commodities, or derivative financial instruments (including notional principal contracts, futures, forwards, and options) that is registered as such under the laws of the United States or any state G—A real estate investment trust H—A regulated investment company as defined in section 851 or an entity registered at all times during the tax year under the Investment Company Act of 1940 I—A common trust fund as defined in section 584(a) J—A bank as defined in section 581 K—A broker L—A trust exempt from tax under section 664 or described in section 4947(a)(1) M—A tax exempt trust under a section 403(b) plan or section 457(g) plan Note. You may wish to consult with the financial institution requesting this form to determine whether the FATCA code and/or exempt payee code should be completed. Line 5 Enter your address (number, street, and apartment or suite number). This is where the requester of this Form W-9 will mail your information returns. Line 6 Enter your city, state, and ZIP code. Part I. Taxpayer Identification Number (TIN) Enter your TIN in the appropriate box. If you are a resident alien and you do not have and are not eligible to get an SSN, your TIN is your IRS individual taxpayer identification number (ITIN). Enter it in the social security number box. If you do not have an ITIN, see How to get a TIN below. If you are a sole proprietor and you have an EIN, you may enter either your SSN or EIN. However, the IRS prefers that you use your SSN. If you are a single-member LLC that is disregarded as an entity separate from its owner (see Limited Liability Company (LLC) on this page), enter the owner’s SSN (or EIN, if the owner has one). Do not enter the disregarded entity’s EIN. If the LLC is classified as a corporation or partnership, enter the entity’s EIN. Note. See the chart on page 4 for further clarification of name and TIN combinations. How to get a TIN. If you do not have a TIN, apply for one immediately. To apply for an SSN, get Form SS-5, Application for a Social Security Card, from your local SSA office or get this form online at www.ssa.gov. You may also get this form by calling 1-800-772-1213. Use Form W-7, Application for IRS Individual Taxpayer Identification Number, to apply for an ITIN, or Form SS-4, Application for Employer Identification Number, to apply for an EIN. You can apply for an EIN online by accessing the IRS website at www.irs.gov/businesses and clicking on Employer Identification Number (EIN) under Starting a Business. You can get Forms W-7 and SS-4 from the IRS by visiting IRS.gov or by calling 1-800-TAX-FORM (1-800-829-3676). If you are asked to complete Form W-9 but do not have a TIN, apply for a TIN and write “Applied For” in the space for the TIN, sign and date the form, and give it to the requester. For interest and dividend payments, and certain payments made with respect to readily tradable instruments, generally you will have 60 days to get a TIN and give it to the requester before you are subject to backup withholding on payments. The 60-day rule does not apply to other types of payments. You will be subject to backup withholding on all such payments until you provide your TIN to the requester. Note. Entering “Applied For” means that you have already applied for a TIN or that you intend to apply for one soon. Caution: A disregarded U.S. entity that has a foreign owner must use the appropriate Form W-8. 1 See Form 1099-MISC, Miscellaneous Income, and its instructions. IF the payment is for . . . THEN the payment is exempt for . . . Interest and dividend payments All exempt payees except for 7 Broker transactions Exempt payees 1 through 4 and 6 through 11 and all C corporations. S corporations must not enter an exempt payee code because they are exempt only for sales of noncovered securities acquired prior to 2012. Barter exchange transactions and patronage dividends Exempt payees 1 through 4 Payments over $600 required to be reported and direct sales over $5,0001 Generally, exempt payees 1 through 52 Payments made in settlement of payment card or third party network transactions Exempt payees 1 through 4

Page 4 Form W-9 (Rev. 12-2014) Part II. Certification To establish to the withholding agent that you are a U.S. person, or resident alien, sign Form W-9. You may be requested to sign by the withholding agent even if items 1, 4, or 5 below indicate otherwise. For a joint account, only the person whose TIN is shown in Part I should sign (when required). In the case of a disregarded entity, the person identified on line 1 must sign. Exempt payees, see Exempt payee code earlier. Signature requirements. Complete the certification as indicated in items 1 through 5 below. 1. Interest, dividend, and barter exchange accounts opened before 1984 and broker accounts considered active during 1983. You must give your correct TIN, but you do not have to sign the certification. 2. Interest, dividend, broker, and barter exchange accounts opened after 1983 and broker accounts considered inactive during 1983. You must sign the certification or backup withholding will apply. If you are subject to backup withholding and you are merely providing your correct TIN to the requester, you must cross out item 2 in the certification before signing the form. 3. Real estate transactions. You must sign the certification. You may cross out item 2 of the certification. 4. Other payments. You must give your correct TIN, but you do not have to sign the certification unless you have been notified that you have previously given an incorrect TIN. “Other payments” include payments made in the course of the requester’s trade or business for rents, royalties, goods (other than bills for merchandise), medical and health care services (including payments to corporations), payments to a nonemployee for services, payments made in settlement of payment card and third party network transactions, payments to certain fishing boat crew members and fishermen, and gross proceeds paid to attorneys (including payments to corporations). 5. Mortgage interest paid by you, acquisition or abandonment of secured property, cancellation of debt, qualified tuition program payments (under section 529), IRA, Coverdell ESA, Archer MSA or HSA contributions or distributions, and pension distributions. You must give your correct TIN, but you do not have to sign the certification. What Name and Number To Give the Requester 3 You must show your individual name and you may also enter your business or DBA name on the “Business name/disregarded entity” name line. You may use either your SSN or EIN (if you have one), but the IRS encourages you to use your SSN. 4 List first and circle the name of the trust, estate, or pension trust. (Do not furnish the TIN of the personal representative or trustee unless the legal entity itself is not designated in the account title.) Also see Special rules for partnerships on page 2. *Note. Grantor also must provide a Form W-9 to trustee of trust. Note. If no name is circled when more than one name is listed, the number will be considered to be that of the first name listed. Secure Your Tax Records from Identity Theft Identity theft occurs when someone uses your personal information such as your name, SSN, or other identifying information, without your permission, to commit fraud or other crimes. An identity thief may use your SSN to get a job or may file a tax return using your SSN to receive a refund. To reduce your risk: • Protect your SSN, • Ensure your employer is protecting your SSN, and • Be careful when choosing a tax preparer. If your tax records are affected by identity theft and you receive a notice from the IRS, respond right away to the name and phone number printed on the IRS notice or letter. If your tax records are not currently affected by identity theft but you think you are at risk due to a lost or stolen purse or wallet, questionable credit card activity or credit report, contact the IRS Identity Theft Hotline at 1-800-908-4490 or submit Form 14039. For more information, see Publication 4535, Identity Theft Prevention and Victim Assistance. Victims of identity theft who are experiencing economic harm or a system problem, or are seeking help in resolving tax problems that have not been resolved through normal channels, may be eligible for Taxpayer Advocate Service (TAS) assistance. You can reach TAS by calling the TAS toll-free case intake line at 1-877-777-4778 or TTY/TDD 1-800-829-4059. Protect yourself from suspicious emails or phishing schemes. Phishing is the creation and use of email and websites designed to mimic legitimate business emails and websites. The most common act is sending an email to a user falsely claiming to be an established legitimate enterprise in an attempt to scam the user into surrendering private information that will be used for identity theft. The IRS does not initiate contacts with taxpayers via emails. Also, the IRS does not request personal detailed information through email or ask taxpayers for the PIN numbers, passwords, or similar secret access information for their credit card, bank, or other financial accounts. If you receive an unsolicited email claiming to be from the IRS, forward this message to phishing@irs.gov. You may also report misuse of the IRS name, logo, or other IRS property to the Treasury Inspector General for Tax Administration (TIGTA) at 1-800-366-4484. You can forward suspicious emails to the Federal Trade Commission at: spam@uce.gov or contact them at www.ftc.gov/idtheft or 1-877-IDTHEFT (1-877-438-4338). Visit IRS.gov to learn more about identity theft and how to reduce your risk. 1 Privacy Act Notice Section 6109 of the Internal Revenue Code requires you to provide your correct TIN to persons (including federal agencies) who are required to file information returns with the IRS to report interest, dividends, or certain other income paid to you; mortgage interest you paid; the acquisition or abandonment of secured property; the cancellation of debt; or contributions you made to an IRA, Archer MSA, or HSA. The person collecting this form uses the information on the form to file information returns with the IRS, reporting the above information. Routine uses of this information include giving it to the Department of Justice for civil and criminal litigation and to cities, states, the District of Columbia, and U.S. commonwealths and possessions for use in administering their laws. The information also may be disclosed to other countries under a treaty, to federal and state agencies to enforce civil and criminal laws, or to federal law enforcement and intelligence agencies to combat terrorism. You must provide your TIN whether or not you are required to file a tax return. Under section 3406, payers must generally withhold a percentage of taxable interest, dividend, and certain other payments to a payee who does not give a TIN to the payer. Certain penalties may also apply for providing false or fraudulent information. 1 List first and circle the name of the person whose number you furnish. If only one person on a joint account has an SSN, that person’s number must be furnished. Circle the minor’s name and furnish the minor’s SSN. 2 For this type of account: Give name and SSN of: 1. Individual 2. Two or more individuals (joint account) 3. Custodian account of a minor (Uniform Gift to Minors Act) 4. a. The usual revocable savings trust (grantor is also trustee) b. So-called trust account that is not a legal or valid trust under state law 5. Sole proprietorship or disregarded entity owned by an individual 6. Grantor trust filing under Optional Form 1099 Filing Method 1 (see Regulations section 1.671-4(b)(2)(i) (A)) The individual The actual owner of the account or, if combined funds, the first 1 individual on the account The minor2 The grantor-trustee The actual owner1 The owner3 The grantor* For this type of account: Give name and EIN of: 7. Disregarded entity not owned by an individual 8. A valid trust, estate, or pension trust 9. Corporation or LLC electing corporate status on Form 8832 or Form 2553 10. Association, club, religious, charitable, educational, or other tax-exempt organization 11. Partnership or multi-member LLC 12. A broker or registered nominee 13. Account with the Department of Agriculture in the name of a public entity (such as a state or local government, school district, or prison) that receives agricultural program payments 14. Grantor trust filing under the Form 1041 Filing Method or the Optional Form 1099 Filing Method 2 (see Regulations section 1.671-4(b)(2)(i) (B)) The owner Legal entity4 The corporation The organization The partnership The broker or nominee The public entity The trust

Form **W-8BEN**

(Rev. July 2017)

Department of the Treasury
Internal Revenue Service

► For use by individuals. Entities must use Form W-8BEN-E.
► Go to *www.irs.gov/FormW8BEN* for instructions and the latest information.
► Give this form to the withholding agent or payer. Do not send to the IRS.

OMB No. 1545-1621

Do NOT use this form if:	**Instead, use Form:**
• You are NOT an individual	W-8BEN-E
• You are a U.S. citizen or other U.S. person, including a resident alien individual	W-9
• You are a beneficial owner claiming that income is effectively connected with the conduct of trade or business within the U.S. (other than personal services)	W-8ECI
• You are a beneficial owner who is receiving compensation for personal services performed in the United States	8233 or W-4
• You are a person acting as an intermediary	W-8IMY

Note: If you are resident in a FATCA partner jurisdiction (i.e., a Model 1 IGA jurisdiction with reciprocity), certain tax account information may be provided to your jurisdiction of residence.

Part I Identification of Beneficial Owner (see instructions)

1 Name of individual who is the beneficial owner

2 Country of citizenship

3 Permanent residence address (street, apt. or suite no., or rural route). **Do not use a P.O. box or in-care-of address.**

City or town, state or province. Include postal code where appropriate.

Country

4 Mailing address (if different from above)

City or town, state or province. Include postal code where appropriate.

Country

5 U.S. taxpayer identification number (SSN or ITIN), if required (see instructions)

6 Foreign tax identifying number (see instructions)

7 Reference number(s) (see instructions)

8 Date of birth (MM-DD-YYYY) (see instructions)

Part II Claim of Tax Treaty Benefits (for chapter 3 purposes only) (see instructions)

9 I certify that the beneficial owner is a resident of ____________________ within the meaning of the income tax treaty between the United States and that country.

10 **Special rates and conditions** (if applicable—see instructions): The beneficial owner is claiming the provisions of Article and paragraph ____________ of the treaty identified on line 9 above to claim a ____ % rate of withholding on (specify type of income): ____________________.

Explain the additional conditions in the Article and paragraph the beneficial owner meets to be eligible for the rate of withholding: ____________________

Part III Certification

Under penalties of perjury, I declare that I have examined the information on this form and to the best of my knowledge and belief it is true, correct, and complete. I further certify under penalties of perjury that:

- I am the individual that is the beneficial owner (or am authorized to sign for the individual that is the beneficial owner) of all the income to which this form relates or am using this form to document myself for chapter 4 purposes,
- The person named on line 1 of this form is not a U.S. person,
- The income to which this form relates is:
  (a) not effectively connected with the conduct of a trade or business in the United States,
  (b) effectively connected but is not subject to tax under an applicable income tax treaty, or
  (c) the partner's share of a partnership's effectively connected income,
- The person named on line 1 of this form is a resident of the treaty country listed on line 9 of the form (if any) within the meaning of the income tax treaty between the United States and that country, and
- For broker transactions or barter exchanges, the beneficial owner is an exempt foreign person as defined in the instructions.

Furthermore, I authorize this form to be provided to any withholding agent that has control, receipt, or custody of the income of which I am the beneficial owner or any withholding agent that can disburse or make payments of the income of which I am the beneficial owner. **I agree that I will submit a new form within 30 days if any certification made on this form becomes incorrect.**

Sign Here ►

Signature of beneficial owner (or individual authorized to sign for beneficial owner) | Date (MM-DD-YYYY)

Print name of signer | Capacity in which acting (if form is not signed by beneficial owner)

For Paperwork Reduction Act Notice, see separate instructions. Cat. No. 25047Z Form **W-8BEN** (Rev. 7-2017)

States Tax Withholding and Reporting (Individuals) .,.Gtve this form to the wtlhhOfdi:ng ag.ent or payer.Do not send to the RS. • You ate NOT anincfvl al • You ate a U.S.eitiztn 01 othef U.S, per$on. inCluding;: rf$idont <lien ind'<i<luail • You ate a ben&flclal ownet claiming that ncome Is 6l1ectl\'61y oonnected with the condUct Of trade ot business within the U.S. (other thanpetSonal SEI\1 ) • You ate a beneficial owner who is reoehn;g oornpensation forpersonalservices pertormedin theUnited States • You art a l)trson acting as an intecmtdiary • . . • . . • . . • . . • . . • . . • . W-SBEN·E , W 9 W·SECI S233orW-4 • . W 8lMY Note: lfyoo are resident in a FATCApartneri\risdction (i.e.• a Model 11GAjurisdie1ionv.ith teciptocity), certain tax aocomt Wl'lonnation may 1>e ptovided to your jl.l'iscic1ion of residence. Cityor town,Mate orprovince.Include postal code wh«e appropriate. 4 M<ill'lg adchss tf dtferent from abo\'e) Cityor town,state orprovince.InclUde postal oode whefe appropriate. Datf 01birth(MM·O YYYY) ($66 inSti'UCiienS) 9I e•r1i1y th311ht bt•\tli¢i4'1 own••i$r•$i<Stnt Of-------------------within the meaning 01 the incotl'le tax tr•ty bttwttn tht UnittdS. tts Md thoountry. f OSpeciarl ates and conditions Of applicable-set iutructions}:Thebenelcial owneris daiming the PfO\isions olArtci &e and parograph ol the treatyidEntllied on line 9 abole todalm a % rateor wilttloolding on (spedty typeorinoctne): Explainthe additional conditions in the Artide.-KIparagraph the bEneficial owner meets to be eligible for the rate of v.ittW:lkling: __ l@liilCertification v-ndo'Yr I.).O..I.V..).I.Ilpe.J.(.I,I ._y. I u_. ll\11\'e eXI:W'I'III\9dllll(llm<tbOn on IN$ f(llrn Jt'l(llotl'tol tiJf knl>wled!JI't Md•i$ 1me.(.l(ll't .ci,and ccrn e..l lrltl(ol of fHO'IUOY tho;) : I aflhe .-wf VIlhat1$ h) btolleq,>,f'lef ((ll tr'l'l tlMI'tOiiled (<) till!)!\ lOr fl&•ll\ldool N l .s IbEr'l$hQ<II l)VII'I&I) l)t Ill N(<) w!'.eh th$ IQif'l'l r;;Or trn U$11'1!1 till$ fern'todoXU'Il(tlt myll l(ll\0'1 ('11 1P'• TI per-ll<:n r.:tm6<1 Qf'l•ne 1altht$1orm lSIa u.S.per l}te ll'l()()tl'l$ Jo)Vtb<h U..., k)I'!Uei::II0$1!1: busl •, IM\Ued StMO$. · wtaotlfellty.01 (a) n<lt e.Ot <liV'I6Ct00 wllh lh$ <>I i ltade01 etl<:«bul•!l•.s""'ec11o lll0l\ll-.1toen (qll'l(l!»t $ $h<IIO(Itljl 1'11,!1:sh9'$1)h ¢t.li'W'II)CCJO II'IQOtl\(), 11J)er-ll<:n 1!am6<1 Qf'l.n(! I <If 11»!1 lorm 1!1 a 11(II th& -(;aty COU'"'Y'Ql <-"lln9 ollh& 1<)11'1 61.-ly') WIIIWl lh& l'l'le:JI'Wit)of lh& lnoon'l1{1)1 •MfY b(!lwe-Efl thetNOOSial$$ and tMt OI.IfWY,-.d ..,.,t(\1OXCI\O'II'I{J!II$. lh(l l)elno)fiol;ll CHlflOI.,.11ft CXtrn;.llor p(f$M M d()(nOO m Mo11'1$-IIUCOC»''S, f«1)11 trillor ftlttNHII'Icre.1 et.tiiOfol: hs tQif'l'l to w JlfO'IId&ct lo• ·Mll'h.*irl\l 3Qe.l'l U :t ha"cXllllt<C ,or custody Clllhe•MX Mo& c1 1IICIJ 1am IItlM(!•oat OM*' or .ny will'holdtWJ&I I!NatCWldl$0)cr mllkeJHII)'m<!'l'lb ollheof.,,the M:itll owner. •II'" lt\;111willmit a new fonn witNn 30 Y' if •ny(lltrtr ¢elion '""'*on tl'llt ton'l,beCOMH in<:o «. Sign Here ---.=..-.=..•-•-,7-,-7.-,-:.-.-.-,.-.:.-,-. -,-.,.-·7--=.-,.......,,7,-.-...7. ..-.-:.-.-.,.-,7.-.-.,:-"-""7'') _ C:.p eilyin'll'toi<:hact• l lrolm is nolsi{p'led by bent.4kMI CM'ner} For Paperwork Reduction Act Notice,8ee 8eparatei nstructions. Claim of Tax Trea Benefits for cha see instructions ...,., W-8BEN tn'W:llliOHilO l y trtcrM Re-. Sm100 Certificate of Foreign Status of Beneficial Owner for United ,.For use by.nl dMdutlls.Entltes must use Form W-8BEN·E. ., Go10 www.lr$.f10viFormW8BEN fOr ns-tructions and th& l l\t0$1i nformatoi n. Do NOT use this form i f: l n$\Oad, ll$& FOfm:

ANNEX C

WITHDRAWAL FORM

C-1

Notice of Withdrawal

For

Shares of

Songa Offshore SE

Tendered in the Conditional Offer to Acquire Shares Made By

Transocean Ltd.

This Notice of Withdrawal shall be used in order to withdraw any tenders previously made in the voluntary tender offer (the “Offer”) by Transocean Ltd. (“Transocean”) to purchase all issued and outstanding shares in Songa Offshore SE (“Songa Offshore”) on the terms and conditions set forth in the Prospectus dated [DATE] 2017 (the “Offer Document”) to which this form is attached.  All capitalized terms used but not defined hereinafter have the meanings assigned to them in the Offer Document.

Shareholder and Address:	RETURN TO: Clarksons Platou Securities AS Munkedamsveien 62c N- 0270 Oslo, Norway Tel: +47 22 01 63 00 E-mail: ecm.oslo@clarksons.com
The shareholders’ registry of Songa Offshore shows:
VPS account:	Bank account number for cash payment:	No. of shares:

Deadline for Withdrawals

This Notice of Withdrawal must be received by Clarksons Platou Securities AS (“CPS”), as settlement agent for the Offer, prior to the expiration of the Offer at by 16:30 (Norwegian time) on [DATE], unless the Offer is extended (such date and time, as it may be extended, the “Expiration Time”). DELIVERY OF THIS NOTICE OF WITHDRAWAL TO AN ADDRESS OTHER THAN AS SET FORTH ABOVE OR TRANSMISSION OF THIS NOTICE OF WITHDRAWAL OTHER THAN AS SET FORTH ABOVE DOES NOT CONSTITUTE A VALID WITHDRAWAL. THE METHOD OF DELIVERY OF ALL DOCUMENTS, INCLUDING CERTIFICATES, IS AT THE RISK OF THE HOLDER. IF DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, IS RECOMMENDED.

Instructions and Acknowledgements Delivered To Transocean and CPS

1.

I/We hereby withdraw, upon the terms and subject to the conditions set forth in the Offer Document, the Songa Offshore shares held in the VPS account indicated above pursuant to the procedures for withdrawal set forth in the Offer Document and instruct CPS to remove any blocking of my/our shares in Songa Offshore associated with the VPS account indicated above.

2.

I/We understand that no withdrawal of a tender of Songa Offshore shares may be made on or after the Expiration Time and that for a withdrawal of previously tendered Songa Offshore shares to be effective, a written notice of withdrawal that complies with the requirements of the Offer must be timely received by the CPS, as the settlement agent for the Offer, at its address specified above prior to the Expiration Time.

3.

I/We understand that no withdrawal of a tender of Songa Offshore shares may be rescinded, but any Songa Offshore shares that are withdrawn may subsequently be re-tendered in the Offer by complying with the procedures for acceptance of the Offer set forth in the Offer Document.

4.	I/We hereby revoke any and all powers of attorney and instructions contained in any acceptance form completed by me/us in connection with my/our prior tender of Songa Offshore shares.

Place	Date	Telephone no.	Signature*
* If signed pursuant to proxy, a proxy form or company certificate confirming the authorised signature must be enclosed

C-2

ANNEX D

INDEPENDENT STATEMENT OF ABG SUNDAL COLLIER ASA

D-1

ANNEX E

STATEMENT BY THE BOARD OF DIRECTORS OF SONGA OFFSHORE SE

E-1

ALTERNATE INFORMATION FOR THE OFFER DOCUMENT

1.The offer document will have the following cover page and introductory legends:

CONDITIONAL OFFER TO ACQUIRE ALL OUTSTANDING SHARES IN

Songa Offshore SE

made by

Transocean Ltd.

Consideration: 0.35724 newly issued shares in Transocean Ltd. and USD 2.99726 principal amount of 0.5% Exchangeable Senior Bonds due 2022, to be issued by Transocean Inc., for each share in Songa Offshore SE, with an option to instead receive cash consideration of NOK 47.50 per share in Songa Offshore SE up to a maximum of NOK 125,000 per shareholder

Offer Period: From and including [•] 2017 to and including [•] 2017 at 16:30 (CET), unless extended

This combined offer document and prospectus (the “Offer Document” or the “Prospectus”) has been prepared by Transocean Ltd., a corporation incorporated under the laws of Switzerland (“Transocean” or the “Company,” and together with its consolidated subsidiaries, the “Group”), in connection with its voluntary tender offer (the “Offer”) to acquire each issued and outstanding share (on a fully diluted basis) in Songa Offshore SE (the “Target” or “Songa Offshore,” and together with its consolidated subsidiaries, the “Songa Group”) in exchange for consideration (the “Consideration”) per share of Songa Offshore (the “Songa Shares”) consisting of 0.35724 newly issued shares of Transocean (the “Consideration Shares”), each with a par value of 0.10 Swiss franc (“CHF”), and USD 2.99726 principal amount of 0.5% Exchangeable Senior Bonds due 2022, which are exchangeable into shares of Transocean, par value CHF 0.10 per share (the “Exchangeable Bonds”), to be issued by Transocean Inc. (“TINC”), an exempted company incorporated under the laws of the Cayman Islands and a wholly owned subsidiary of Transocean, subject to the terms and conditions set forth in this Offer Document. As part of the Offer, each Songa Offshore shareholder may instead elect to receive an amount in cash of NOK 47.50 per Songa Share up to a maximum of NOK 125,000 per shareholder (the “Cash Election”) in lieu of some or all of the Consideration Shares and Exchangeable Bonds such shareholder would otherwise be entitled to receive in the Offer. The aggregate amount of Consideration paid to each Songa Offshore shareholder accepting the Offer shall be comprised, as near as possible, of 50% Consideration Shares and 50% Exchangeable Bonds, with any exercise by such shareholder of the Cash Election, if elected, reducing the aggregate number of Exchangeable Bonds otherwise issuable to such

ALT-1

shareholder and then the aggregate number of Consideration Shares such shareholder would otherwise be entitled to receive in the Offer.

Songa Offshore shareholders may tender Songa Shares that are issued and delivered after the expiration of the Offer Period as a result of exercise of Songa Offshore warrants or restricted share units, or conversion of Songa Offshore’s convertible bonds, provided that such Songa Shares are issued prior to settlement of the Offer.

Transocean’s shares (the “Shares”) are listed on the New York Stock Exchange (the “NYSE”) under the symbol “RIG.” The Songa Shares are listed on the Oslo Stock Exchange under the symbol “SONG.”  Each shareholder of Songa Offshore is encouraged to obtain current market quotations for Transocean’s and Songa Offshore’s shares in connection with its decision to tender its Songa Shares in the Offer.

All of the Shares, including the Consideration Shares and any Shares issuable upon exchange of the Exchangeable Bonds, will rank pari passu with one another and each carry one vote. Except where the context otherwise requires, reference in this Offer Document to the Shares includes the Consideration Shares and any Shares issuable upon exchange of the Exchangeable Bonds.

The Offer is subject to the satisfaction of, or, where permissible, waiver of certain conditions, including conditions regarding minimum acceptance of the Offer, regulatory approvals and the absence of material adverse changes. The conditions to the Offer are described in Section 5.8 “Conditions for completion of the Offer.”

On 13 August 2017, Transocean entered into a Transaction Agreement (as amended, the “Transaction Agreement”), with Songa Offshore pursuant to which Transocean will offer to acquire all of the issued and outstanding Songa Shares, on a fully diluted basis, (the “Combination”) through the Offer. The Offer is the first step in Transocean’s plan to acquire all the outstanding Songa Shares. If the Offer is completed and Transocean acquires Songa Shares representing 90% (on a fully diluted basis) or more of the voting rights in Songa Offshore, Transocean, as soon as practicable following the completion of the Offer, intends to initiate a compulsory acquisition (squeeze-out) of the remaining Songa Shares not directly owned by Transocean pursuant to article 36 of the Cyprus Takeover Bids Law (L.41(I)/2007) as amended (the “Cyprus Takeover Bids Law”). See Section 5 “The terms of the Offer.”

The Offer is not being made, and this Offer Document does not constitute an offer or solicitation in any jurisdiction or to any person, where the making, solicitation or acceptance of the Offer would be in violation of the laws or regulations of such jurisdiction.

Neither the U.S. Securities Exchange Commission (the “SEC”) nor any U.S. state securities commission has approved or disapproved of the Consideration or passed upon the adequacy or accuracy of this Offer Document. Any representation to the contrary is a criminal offense.

Investing in the Consideration Shares and the Exchangeable Bonds involves a high degree of risk. See Section 2 “Risk Factors” beginning on page [21].

ALT-2

Financial Advisor and Settlement Agent

The date of this Offer Document is [date] 2017

ALT-3

IMPORTANT INFORMATION

This Offer Document has been prepared by Transocean in connection with the Offer made by Transocean to acquire all the outstanding shares in Songa Offshore on the terms and conditions set out in this Offer Document.

This Offer Document has been prepared to comply with the Norwegian Securities Trading Act of 29 June 2007 no. 75 (the “Norwegian Securities Trading Act”) and related secondary legislation, including the Commission Regulation (EC) no. 809/2004 implementing Directive 2003/71/EC of the European Parliament and of the Council of 4 November 2003 regarding information contained in prospectuses, as amended and as implemented in Norway. This Offer Document has been prepared solely in the English language. The Financial Supervisory Authority of Norway (Nw.: Finanstilsynet) (the “Norwegian FSA”) has reviewed and approved this Offer Document in accordance with Sections 7‑7 and 7‑8 of the Norwegian Securities Trading Act on [date] 2017. The Norwegian FSA has not controlled or approved the accuracy or completeness of the information included in this Offer Document. The approval by the Norwegian FSA only relates to the information included in accordance with pre-defined disclosure requirements. The Norwegian FSA has not made any form of control or approval relating to corporate matters described in or referred to in this Offer Document. This Offer Document has also been prepared to comply with the requirements regarding voluntary offers set out in Section 6‑19 of the Norwegian Securities Trading Act. The Oslo Stock Exchange, in its capacity as take‑over authority of Norway pursuant to Section 6‑4 of the Norwegian Securities Trading Act, has reviewed and approved the offer document included as Section 5 “The terms of the Offer” to this Offer Document.

This Offer Document has further been prepared to comply with Section 652a of the Swiss Code of Obligations and the requirement set forth thereunder to establish an issue prospectus in the event a corporation incorporated under Swiss law publicly offers new shares for subscription.

For definitions of certain other terms used throughout this Offer Document, see Section 20 “Definitions and Glossary of Terms.”

The Company has appointed Clarksons Platou Securities AS as its financial advisor and settlement agent in connection with the Offer (the “Financial Advisor” or “Settlement Agent”).

The information contained herein is current as at the date hereof and subject to change, completion and amendment without notice. In accordance with Section 7‑15 of the Norwegian Securities Trading Act, significant new factors, material mistakes or inaccuracies relating to the information included in this Offer Document, which are capable of affecting the assessment by investors of the Consideration between the time of approval of this Offer Document by the Norwegian FSA and the end of the Offer Period, will be included in a supplement to this Offer Document. Neither the publication nor distribution of this Offer Document, nor the offer or sale of any Consideration Share or Exchangeable Bond, shall under any circumstances imply that there has been no change in the Group’s affairs or that the information herein is correct as at any date subsequent to the date of this Offer Document.

No person is authorised to give information or to make any representation concerning the Group or in connection with the Offer or the offer and sale of the Consideration other than as contained in this Offer Document. If any such information is given or made, it must not be relied upon as having been authorised by the Company or the Financial Advisor or by any of the affiliates, representatives, advisors or selling agents of any of the foregoing.

ALT-4

The distribution of this Offer Document and the offer and sale of the Consideration in certain jurisdictions may be restricted by law. This Offer Document does not constitute an offer of, or an invitation to purchase, any of the Consideration in any jurisdiction in which such offer or sale would be unlawful. Neither this Offer Document nor any advertisement or any other offering material may be distributed or published in any jurisdiction except under circumstances that will result in compliance with applicable laws and regulations. Persons in possession of this Offer Document are required to inform themselves about and to observe any such restrictions. In addition, the Shares and Exchangeable Bonds are subject to restrictions on transferability and resale and may not be transferred or resold except as permitted under applicable securities laws and regulations. Investors should be aware that they may be required to bear the financial risks of this investment for an indefinite period of time. Any failure to comply with these restrictions may constitute a violation of applicable securities laws. See Section 7 “Selling and Transfer Restrictions.”

This Offer Document and the terms and conditions of the Offer as set out herein and any offer and sale of the Consideration hereunder shall be governed by and construed in accordance with Norwegian law.

In making an investment decision, prospective investors must rely on their own examination, and analysis of, and enquiry into the Group and the terms of the Offer, including the merits and risks involved. None of the Company or the Financial Advisor, or any of their respective representatives or advisers, is making any representation to any offeree or purchaser of the Consideration regarding the legality of an investment in the Consideration by such offeree or purchaser under the laws applicable to such offeree or purchaser. Each investor should consult with his or her own advisors as to the legal, tax, business, financial and related aspects of a purchase of the Consideration.

All Sections of the Offer Document should be read in context with the information included in Section 4 “General Information.”

NOTICE TO INVESTORS IN THE UNITED STATES

This Offer is made for the securities of a non-U.S. company. The Offer is subject to the disclosure requirements of Norway, which are different from those of the United States. Financial statements of Songa Offshore included in this Offer Document have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and, accordingly, may not be comparable to the financial statements of Transocean or other U.S. companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since Transocean and TINC, as the issuers of the Consideration, are located in Switzerland and the Cayman Islands, respectively, and some or all of their respective officers and directors may not be U.S. residents. You may not be able to sue a Swiss or Cayman Islands company or its officers or directors in a non-U.S. court for violations of the U.S. securities laws. It may also be difficult to compel a Swiss or Cayman Islands company and their affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that Transocean may purchase securities otherwise than under the Offer, such as in open market or privately negotiated purchases.

ALT-5

The Consideration that will be issued in connection with the Offer will be registered under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”), and will not be subject to any restrictions on transfer arising under the U.S. Securities Act and the U.S. Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), except for Consideration issued to any Songa Offshore shareholder who may be deemed to be an “affiliate” of Transocean for purposes of Rule 144 under the U.S. Securities Act after the completion of the Offer.

The Offer is for the shares of a Cyprus company with shares listed for trading on the Oslo Stock Exchange, and matters of a legal nature related to the Offer, as well as securities law issues, are subject to Norwegian and Cyprus law. The provisions of the Norwegian and Cyprus law differ considerably from the corresponding U.S. legal provisions. Only a limited set of U.S. legal provisions apply to the Offer and this Offer Document. With respect to the issuance of the Consideration Shares, only a limited set of Swiss legal provisions apply to the Offer and this Offer Document. The applicable procedural and disclosure requirements of Norwegian law are different than those of the U.S. securities laws in certain material respects. The timing of payments, withdrawal rights, settlement procedures, and other timing and procedural matters of the Offer are consistent with Norwegian practice, which differs from U.S. domestic tender offer procedures.

Neither the SEC nor any U.S. state securities commission has approved or disapproved of the Consideration or passed upon the adequacy or accuracy of this Offer Document. Any representation to the contrary is a criminal offense.

NOTICE TO INVESTORS IN THE UNITED KINGDOM

This Offer Document and any other material in relation to the Offer described herein is only being distributed to and is only directed at persons in the United Kingdom that are (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (ii) high net worth entities, and other persons to whom this Offer Document may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “UK Relevant Persons”). The Consideration is only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire the Consideration will be engaged in only with, UK Relevant Persons. Any person who is not a UK Relevant Person should not act or rely on this document or any of its contents.

NOTICE TO INVESTORS IN THE EUROPEAN ECONOMIC AREA

In any member state of the European Economic Area (the “EEA”) that has implemented the EU Prospectus Directive (as defined below), other than Norway (each, a “Relevant Member State”), this communication is only addressed to and is only directed at qualified investors in that Member State within the meaning of the EU Prospectus Directive. The Offer Document has been prepared on the basis that all offers of Consideration outside Norway will be made pursuant to an exemption under the EU Prospectus Directive from the requirement to produce a prospectus for offer of shares. Accordingly, any person making or intending to make any offer within the EEA of the Consideration that is the subject of the Offer contemplated in this Offer Document within any EEA member state (other than Norway) should only do so in circumstances in which no obligation arises for the Company or the Financial Advisor to publish a prospectus or a supplement to a prospectus under the EU Prospectus Directive for such offer. Neither the Company nor the Financial Advisor have authorised, nor do they authorise, the making of any offer of Shares through any financial intermediary,

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other than offers made by Financial Advisor which constitute the final placement of the Consideration contemplated in this Offer Document.

Each person in a Relevant Member State other than, in the case of paragraph (a), persons receiving offers contemplated in this Offer Document in Norway, who receives any communication in respect of, or who acquires any Consideration Shares and Exchangeable Bonds under, the Offer contemplated in this Offer Document will be deemed to have represented, warranted and agreed to and with the Financial Advisor and the Company that:

(a)	it is a qualified investor as defined in the EU Prospectus Directive, and
(b)

in the case of any Consideration Shares or Exchangeable Bonds acquired by it as a financial intermediary, as that term is used in Article 3(2) of the EU Prospectus Directive, (i) such Consideration Shares or Exchangeable Bonds, as applicable, acquired by it in the Offer have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than qualified investors, as that term is defined in the EU Prospectus Directive, or in circumstances in which the prior consent of the Financial Advisor has been given to the offer or resale; or (ii) where such Consideration Shares or Exchangeable Bonds, as applicable, have been acquired by it on behalf of persons in any Relevant Member State other than qualified investors, the offer of those Consideration Shares or Exchangeable Bonds, as applicable, to it is not treated under the EU Prospectus Directive as having been made to such persons.

For the purposes of this provision, the expression an “offer to the public” in relation to any of the Consideration Shares or Exchangeable Bonds in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the Offer and any Consideration Shares or Exchangeable Bonds to be offered so as to enable an investor to decide to purchase any of the Consideration, as the same may be varied in that Relevant Member State by any measure implementing the EU Prospectus Directive in that Relevant Member State, and the expression “EU Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in each Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

See Section 7 “Selling and Transfer Restrictions” for certain other notices to investors.

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3.

The section “Summary” below will be included in the offer document in place of the sections of the prospectus included in this registration statement entitled “Questions and Answers” and “Summary,” which will be included in the offer document as an annex:

1SUMMARY

Summaries are made up of disclosure requirements known as “Elements.” These Elements are numbered in Sections A – E (A.1 – E.7).

This summary contains all the Elements required to be included in a summary for the types of securities and issuers in this Offer. Because some Elements are not required to be addressed, there may be gaps in the numbering sequence of the Elements.

Even though an Element may be required to be inserted in the summary because of the types of securities and issuers in this Offer, it is possible that no relevant information can be given regarding the Element. In this case a short description of the Element is included in the summary with the mention of “not applicable.”

Section A – Introduction and Warnings

A.1	Warning

This summary should be read as an introduction to the Prospectus.

Any decision to invest in the Shares should be based on consideration of the Prospectus as a whole by the investor.

Where a claim relating to the information contained in the Prospectus is brought before a court, the plaintiff investor might, under the national legislation of the relevant European Union member states, have to bear the costs of translating the Prospectus before the legal proceedings are initiated.

Civil liability attaches only to those persons who have tabled the summary including any translation thereof, but only if the summary is misleading, inaccurate or inconsistent when read together with the other parts of the Prospectus or it does not provide, when read together with the other parts of the Prospectus, key information in order to aid investors when considering whether to invest in such securities.

A.2	Consent to use of prospectus by financial intermediaries	Not applicable; no consent is granted by the Company or TINC to the use of the Prospectus for subsequent resale or final placement of the securities described herein.

Section B – Issuer

B.1	Legal and commercial names	Transocean Ltd. is the issuer of Consideration Shares under the Offer and Transocean Inc. is the issuer of Exchangeable Bonds.

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B.2	Domiciles and legal form, legislation and countries of incorporation

Transocean Ltd. is a corporation incorporated under the laws of Switzerland and Transocean Inc. is a corporation incorporated under the Companies Law of the Cayman Islands. Transocean is registered in Switzerland with enterprise identification number (UID) CHE‑114.461.224 and TINC is registered in the Cayman Islands under the business registration number 89645.

B.3	Current operations, principal activities and markets

The Group is a leading international provider of offshore contract drilling services for oil and gas wells.[1]

The Group’s primary business is to contract its drilling rigs, related equipment and work crews predominantly on a day rate basis to drill oil and gas wells. The Group specializes in technically demanding regions of the global offshore drilling business with a particular focus on ultra-deepwater and harsh environment drilling services. The Group believes its mobile offshore drilling fleet is one of the most versatile fleets in the world, consisting of floaters used in support of offshore drilling activities and offshore support services on a worldwide basis.

The Group’s drilling fleet consists of floaters, which include drillships and semisubmersibles. Most of the Group’s drilling equipment is suitable for both exploration and development, and the Group normally engages in both types of drilling activity. All of the Group’s drilling rigs are mobile and can be moved to new locations in response to customer demand. All of the Group’s mobile offshore drilling units are designed to operate in locations away from port for extended periods of time and have living quarters for the crews, a helicopter landing deck and storage space for drill pipe, riser and drilling supplies.

As of 31 October 2017, the Group’s offshore drilling fleet consists of 26 ultra-deepwater floaters, seven harsh environment floaters, two deepwater floaters and four midwater floaters. As of 31 October 2017, the Group also had three ultra-deepwater drillships under construction or under contract to be constructed. The Company also operates two jackups that were under contract at the time of sale and will continue to operate such jackups until completion or novation of their respective drilling contracts.

1 Source: The Company

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B.4a	Significant recent trends	The Company has not experienced any trends that are considered significant to the Group since 31 December 2016 and to the date of this Prospectus.
B.4b	Known trends affecting the issuers and the industries in which they operate

The Company believes that the following material factors may have effects on the Group’s results:

•     The offshore drilling markets in which the Group compete experiences fluctuations in the demand for drilling services and is highly competitive with numerous industry participants, none of which has a dominant market share.

•     Presently, there are numerous recently constructed high-specification floaters and other drilling units capable of competing with the Group’s rigs that have entered the global market.

•     Future expectations of lower day rates or rig utilization rates or a significant change to the composition of one or more of the Group’s asset groups could result in the recognition of additional losses on impairment if future cash flow expectations, based upon information available to management at the time of measurement, indicate that the carrying amount of the Group’s asset groups may be impaired. Likewise, if the Group commits to a plan to sell or retire additional floaters, this would result in the recognition of additional losses on impairment of the Group’s long-lived asset groups.

B.5	Description of the Group	The Group’s operations are carried out by its various operating subsidiaries, including the material subsidiaries described further below. The following chart shows the legal structure of the Group:

If and when Songa Offshore is acquired by the Group in connection with the Offer, Songa Offshore and its subsidiaries are expected to become direct or indirect subsidiaries of Transocean or TINC.

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B.6	Interests in the Company and voting rights

If a person’s, entity’s or consolidated group’s proportion of the total issued shares and/or rights to shares in a company listed on the NYSE reaches, exceeds or falls below the 5% threshold of the share capital or the voting rights of that company, the person, entity or group in question has an obligation under Section 13 of the U.S. Exchange Act to notify the SEC and the issuer of such change in ownership on a disclosure statement by filing the appropriate documentation with the SEC. The same applies if the disclosure threshold is passed due to other circumstances, such as a change in a company’s share capital.

Listed below are the only persons who, to the knowledge of the Company, may be deemed to be beneficial owners, as of 31 October 2017, of more than 5% of the Shares:

	Shares
	Beneficially		Percent of
Name and Address of Beneficial Owner	Owned		Class(1)
The Vanguard Group 100 Vanguard Blvd. Malvern, PA 19355	39,971,930	(2)	10.18%
BlackRock, Inc. 55 East 52nd Street New York, NY 10055	22,962,443	(3)	5.85%
State Street Corporation State Street Financial Center One Lincoln Street Boston, MA 02111	19,714,580	(4)	5.02%

(1)	The percentage indicated is based on 392,610,159 Company shares deemed to be outstanding as of 1 March 2017.
(2)

The number of shares is based on the Schedule 13G/A filed with the SEC on 10 February 2017, by The Vanguard Group. According to the filing, The Vanguard Group has sole voting power with regard to 512,455 shares, shared voting power with regard to 41,138 shares, sole dispositive power with regard to 39,438,988 shares and shared dispositive power with regard to 532,942 shares.

(3)

The number of shares is based on the Schedule 13G filed with the SEC on 30 January 2017, by BlackRock, Inc. According to the filing, BlackRock Inc. has sole voting power with regard to 20,335,270 shares, shared voting power with regard to 6,700 shares, sole dispositive power with regard to 22,955,743 shares and shared dispositive power with regard to 6,700 shares.

(4)

The number of shares is based on the Schedule 13G filed with the SEC on 10 February 2017, by State Street Corporation. According to the filing, State Street Corporation has shared voting power and shared dispositive power with regard to 19,714,580 shares.

The Company is not aware of any persons or entities who, directly or indirectly, jointly or severally, will exercise or could exercise control over the Company following completion of the Offer. The Company is not aware of any arrangements the operation of which may at a subsequent date result in a change of control of the Company.

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B.7	Selected historical key financial information of the Company

The following selected consolidated financial data for the Group has been derived from the financial statements as of and for the three and nine month periods ended 30 September 2017 and 2016, and for each of the three years ended 31 December 2016, 2015 and 2014. The selected consolidated financial data set forth in this Section should be read in conjunction with the financial statements as incorporated by reference in this Prospectus. See Section 19.3 “Incorporation by reference.”

The Company’s consolidated financial statements as of 31 December 2016 and 2015 and for each of the three years in the period ended 31 December 2016 included under “Item 8. Financial Statements and Supplementary Data” of the Group’s annual report on Form 10‑K for the year ended 31 December 2016, and the Company’s condensed consolidated interim financial statements as of 30 September 2017 and for the three and nine months ended 30 September 2017 and 2016 included under “Item 1. Financial Information” of the Group’s quarterly report on Form 10‑Q for the quarterly period ended 30 September 2017, have been prepared in accordance with U.S. GAAP.

The Group’s auditors are Ernst & Young LLP, at 1401 McKinney Street, Suite 1200 in Houston, Texas, 77010 (“EY Houston”) and Ernst & Young Ltd, Zurich, Switzerland (“EY Zurich”). EY Houston and its auditors are registered with the Public Company Accounting Oversight Board. EY Zurich, is registered with the Swiss Federal Audit Oversight Authority. The consolidated financial statements as of 31 December 2016 and 2015 and the three years in the period ended 31 December 2016, 2015, and 2014, have been audited by EY Houston and EY Zurich. The condensed consolidated financial statements as of 30 September 2017 and for the three and nine month periods ended 30 September 2017 and 2016, are unaudited.

The amounts from the financial statements are presented in U.S. dollars, rounded to the nearest million, unless otherwise stated.

The selected consolidated financial data set forth below may not contain all of the information that is important to a potential purchaser of shares in the Company, and the data should be read in conjunction with the relevant consolidated financial statements and the notes to those statements.

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Selected data from consolidated statements of operations

The table below sets out selected data derived from the Group’s audited consolidated statements of operations for the years ended 31 December 2016, 2015 and 2014 (audited), and the Group’s unaudited condensed consolidated statements of operations for the nine months ended 30 September 2017 and 2016 (unaudited).

	Nine months ended		Year ended
(In millions of U.S. dollars, except per share data)	30 September		31 December
	2017	2016	2016	2015	2014

Operating revenues	$2,344	$3,187	$4,161	$7,386	$9,185
Operating income (loss)	$(2,516)	$816	$1,132	$1,365	$(1,347)
Income (loss) from continuing operations	$(2,995)	$570	$827	$895	$(1,880)
Net income (loss)	$(2,995)	$570	$827	$897	$(1,900)
Net income (loss) attributable to controlling interest	$(3,016)	$535	$778	$865	$(1,839)

Per share earnings (loss) from continuing operations
Basic	$(7.72)	$1.44	$2.08	$2.36	$(5.02)
Diluted	$(7.72)	$1.44	$2.08	$2.36	$(5.02)

Selected data from consolidated balance sheets

The table below sets out selected data derived from the Group’s audited consolidated balance sheets as of 31 December 2016 and 2015 and the Group’s unaudited condensed consolidated balance sheet as of 30 September 2017.

(In millions of U.S. dollars)	As of 30 September	As of 31 December
	2017	2016	2015
Total assets	$22,441	$26,899	$26,431
Debt due within one year	$799	$724	$1,093
Long-term debt	$6,501	$7,740	$7,397
Total equity	$12,803	$15,805	$15,000

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Selected data from consolidated statements of cash flows

The table below sets out selected data derived from the Group’s audited consolidated statements of cash flows for the years ended 31 December 2016, 2015 and 2014, and the Group’s unaudited condensed consolidated statements of cash flows for the nine months ended 30 September 2017 and 2016.

	Nine months ended		Year ended
(In millions of U.S. dollars, except per share data)	30 September		31 December
	2017	2016	2016	2015	2014

Cash provided by operating activities	$887	$1,278	$1,911	$3,445	$2,220
Cash used in investing activities	$(46)	$(1,056)	$(1,313)	$(1,932)	$(1,828)
Cash provided by (used in) financing activities	$(1,176)	$(27)	$115	$(1,809)	$(1,000)
Capital expenditures	$386	$1,072	$1,344	$2,001	$2,165
Distributions of qualifying additional paid-in capital	$—	$—	$—	$381	$1,018

Per share distributions of qualifying additional paid-in capital	$—	$—	$—	$1.05	$2.81

B.8	Selected key pro forma financial information	Not applicable. The Prospectus does not contain any pro forma financial information.
B.9	Profit forecast or estimate	Not applicable. The Prospectus does not contain any profit forecasts or estimates.

B.10	Audit report qualifications

In its latest audit report, EY Houston stated that the Company’s management had identified a material weakness in the controls related to the Company’s income tax process and, because of the effect of this material weakness, the Company and its subsidiaries had not maintained effective internal control over financial reporting as of 31 December 2016, based on the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework). The identification of this material weakness and related remedial actions is described in Section 11.6 “Internal Controls and Procedures.”

B.11	Working capital of the Company

The Company is of the opinion that the working capital available to the Group is sufficient for the Group’s present requirements, for the period covering at least 12 months from the date of this Offer Document.

B.13	Recent events particular to TINC which are to a material extent relevant to the evaluation of the issuer’s solvency

There has been no material adverse change in the prospects of TINC or the Guarantor since 31 December 2016.

There are no recent events particular to the TINC or the Guarantor which are to a material extent relevant to the evaluation of the issuer’s solvency.

B.14	TINC’s position within the Group	TINC is a wholly-owned subsidiary of Transocean.

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B.15	Principal activities of TINC

TINC is a wholly owned subsidiary of Transocean and virtually all of Transocean’s operations are carried out through TINC and its subsidiaries. Transocean has no independent assets or operations, and its other subsidiaries not owned indirectly through TINC are minor. TINC has no independent assets and operations, other than those related to its investments in operating companies and balances primarily pertaining to its cash and cash equivalents and debt. For further information on the Group’s operations, see Element B.3 above.

B.16	Controlling interests in TINC	TINC is a wholly-owned subsidiary of Transocean, and a member of the Group.
B.17	Credit ratings	Not applicable. No credit ratings have been assigned to TINC or the Exchangeable Bonds at the request of or with the cooperation of the issuer in the rating process.
B.18	Guarantee	The Company is the guarantor of the Exchangeable Bonds. See Element C.9.

Section C – Securities

C.1	Type and class of securities

The Company has one class of shares, and the Consideration Shares will have equal rights in all respects as the existing Shares. The  Shares are registered in book-entry form in DTC under the ISIN CH0048265513.

The Exchangeable Bonds will constitute senior unsecured debt of TINC and will rank equally with its senior unsecured debt from time to time outstanding, senior to its subordinated debt from time to time outstanding, and effectively junior to its secured debt and to all debt and other liabilities of its subsidiaries from time to time outstanding. Transocean’s guarantee will rank equally with all of its other unsecured and subordinated debt from time to time outstanding.

The Exchangeable Bonds will be evidenced by one or more global securities deposited with the trustee as custodian for DTC. The global securities will be registered in the name of Cede & Co., as DTC’s nominee. The address of DTC is 55 Water Street, New York, NY, United States. The Exchangeable Bonds are registered under the ISIN/CUSIP [●].

C.2	Currency of securities issue	The Shares are, and the Consideration Shares and Exchangeable Bonds will be, issued, quoted and traded in USD.

C.3	Number of shares in issue and par value	As of 31 October 2017, the share capital of the Company registered in the commercial register was 39,480,199 Swiss francs, divided into 394,801,990 shares, par value CHF 0.10 each.

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C.4	Rights attaching to the shares

The Company has one class of Shares in issue and, in accordance with the Swiss Code of Obligations, all Shares in that class provide equal rights in the Company, including the right to any dividends. Each of the Shares carries one vote.

C.5	Restrictions on transfer

The Consideration that will be issued in connection with the Offer will be registered under the U.S. Securities Act and will not be subject to any restrictions on transfer arising under the U.S. Securities Act and the U.S. Exchange Act, except for Consideration issued to any Songa Offshore shareholder who may be deemed to be an “affiliate” of Transocean for purposes of Rule 144 under the U.S. Securities Act after the completion of the Offer.

See also Section 7 "Selling and Transfer Restrictions."

C.6	Admission to trading of the Consideration Shares	Subject to completion of the Offer, the Consideration Shares are expected to be listed on the NYSE as of the completion of the Offer.
C.7	Dividend policy of the Company

In deciding whether to propose a dividend and in determining the dividend amount to propose to the general meeting of shareholders for distribution, the Board of Directors will take into account applicable legal restrictions, as set out in the Swiss Code of Obligations (see Section 14.3 “Legal constraints on the distribution of dividends”), the Company’s capital requirements, including capital expenditure requirements, its financial condition, general business conditions and any restrictions that its contractual arrangements in place at the time of the dividend may place on its ability to pay dividends and the maintenance of appropriate financial flexibility.

The Board of Directors may also propose to the general meeting of shareholders a distribution through par value reductions or out of qualifying additional paid-in capital as shown on the Company’s standalone Swiss statutory financial statements. The amount of par value available for the Company to use for par value reductions or the amount qualifying additional paid-in capital available for the Company to pay out as distributions is limited. If the Company is unable to make a distribution through a reduction in par value, or out of qualifying additional paid-in capital as shown on the Company’s standalone Swiss statutory financial statements, the Company may not be able to make distributions without subjecting its shareholders to Swiss withholding taxes.

The Company may also make distributions by repurchasing Shares under the share repurchase program, approved by the general meeting of shareholders in 2009 and pursuant to which the Company may repurchase Shares of up to CHF 3.5 billion for cancellation (see Section 12.7.2 “Sources and uses of liquidity”).

There can be no assurance that a dividend will be proposed or declared in any given period. If a dividend is proposed or declared, there can be no assurance that the dividend amount or yield will be as contemplated above.

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C.8	Rights of the Exchangeable Bonds

The Exchangeable Bonds will constitute senior unsecured debt of TINC and will rank equally with its senior unsecured debt from time to time outstanding, senior to its subordinated debt from time to time outstanding, and effectively junior to its secured debt and to all debt and other liabilities of its subsidiaries from time to time outstanding. Transocean’s guarantee will rank equally with all of its other unsecured and subordinated debt from time to time outstanding. See Section 16 “Description of the Exchangeable Bonds.”

C.9	Key terms of the Exchangeable Bonds

Issuer: Transocean Inc.

Guarantor: Transocean Ltd.

Securities Offered: USD [•] aggregate principal amount of 0.5% Exchangeable Senior Bonds due 2022.

Currency: USD.

Issue Date: [•] 2017.

Maturity Date: [•] 2022.

Ranking: See Element C.8.

Interest Payment Dates: [•] and [•] of each year, beginning [•] 2018.

Interest Rate/Yield: 0.5% per annum. Interest on the Exchangeable Bonds will be calculated on the basis of a 360-day year consisting of twelve 30-day months.

Permitted Denominations: USD 1,000.

Amortisation: Amortisation in full of the Maturity Date.

Trustee and Paying Agent: Wells Fargo Bank, National Association, 1445 Ross Avenue, Suite 4300, MAC T9216-430, Dallas, TX 75202. The Trustee and Paying Agent is not a representative of the holders of the Exchangeable Bonds. The Trustee and Paying Agent will act only in accordance with the requirements of the indenture governing the Exchangeable Bonds.

C.10	Derivative component in the interest payments on the Exchangeable Bonds	Not applicable. The Exchangeable Bonds bear fixed interest at the rate of 0.50% per annum.

C.11	Admission to trading of the Exchangeable Bonds	TINC intends to apply to list the Exchangeable Bonds on The New York Stock Exchange. The guarantor’s shares are listed for trading on The New York Stock Exchange under the ticker symbol “RIG.”

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Section D – Risks

D.1	Key risks specific to the Group or the industry in which it operates

Risks related to the business of the Group, including:

•     The Group’s drilling contracts may be terminated due to a number of events, and, during depressed market conditions, the Group’s customers may seek to repudiate or renegotiate their contracts. If customers cancel some of the Group’s contracts, and the Group is unable to secure new contracts on a timely basis and on substantially similar terms, or if contracts are suspended for an extended period of time or if a number of the contracts are renegotiated, it could adversely affect the Group’s consolidated statement of financial position, results of operations or cash flows.

•     The Group’s current backlog of contract drilling revenue may not be fully realized, which may have a material adverse impact on the Group’s consolidated statement of financial position, results of operations or cash flows.

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•     The Group’s operating and maintenance costs will not necessarily fluctuate in proportion to changes in the Group’s operating revenues, which could adversely affect the Group’s consolidated statement of financial position, results of operations or cash flows.

•     The Group’s business involves numerous operating hazards, and the Group’s insurance and indemnities from its customers may not be adequate to cover potential losses from the Group’s operations, which could adversely affect the Group’s consolidated statement of financial position, results of operations or cash flows.

•     Failure to comply with anti-bribery statutes, such as the U.S. Foreign Corrupt Practices Act and the U.K. Bribery Act 2010, could result in fines, criminal penalties, drilling contract terminations and an adverse effect on the Group’s business. The materialisation of such risks could adversely affect the Group’s consolidated statement of financial position, results of operations or cash flows.

•     Regulation of greenhouse gases and climate change could have a negative impact on the Group’s business.

•     The Group is subject to litigation that, if not resolved in the Group’s favour and not sufficiently insured against, could have a material adverse effect on the Group.

•     A change in tax laws, treaties or regulations, or their interpretation, of any country in which the Group has operations, are incorporated or are resident could result in a higher tax rate on the Group’s worldwide earnings, which could result in a significant negative impact on the Group’s earnings and cash flows from operations.

•     A loss of a major tax dispute or a successful tax challenge to the Group’s operating structure, intercompany pricing policies or the taxable presence of the Group’s key subsidiaries in certain countries could result in a higher tax rate on the Group’s worldwide earnings, which could result

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       in a significant negative impact on the Group’s earnings and cash flows from operations. Recently, a bill was introduced in the U.S. House of Representatives that, if enacted, would impose a 20% excise tax on certain deductible payments (including bareboat charter hire) made by a U.S. corporation to a foreign affiliate if such payments were subject to a reduced rate of U.S. withholding tax under a U.S. income tax treaty.

•     The Company’s Articles of Association and Swiss law contain provisions that could prevent or delay an acquisition of the Company by means of a tender offer, a proxy contest or otherwise.

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Risks related to the industry in which the Group operates, including:

•     The Group operates in various regions throughout the world, which may expose the Group to political and other uncertainties, which could adversely affect the Group’s consolidated statement of financial position, results of operations or cash flows.

•     Compliance with or breach of environmental laws can be costly and/or expose the Group to liability and could limit the Group’s operations.

•     The continuing effects of the enhanced regulations enacted following the Macondo well incident and of agreements applicable to the Group could materially and adversely affect the Group’s worldwide operations.

•     Acts of terrorism, piracy and political and social unrest could affect the markets for drilling services, which may have a material adverse effect on the Group’s results of operations.

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     The Group has identified a material weakness in its internal control over financial reporting, and the Group’s business and stock price may be adversely affected if the Group’s internal control over financial reporting is not effective.

     The Group could experience a material adverse effect on the Group’s consolidated statement of financial position, results of operations or cash flows to the extent the Macondo well’s operator fails to indemnify the Group or is otherwise unable to indemnify the Group for compensatory damages related to the Macondo well incident as required under the terms of the  settlement agreement.

     The Group relies heavily on a relatively small number of customers and the loss of a significant customer or a dispute that leads to the loss of a customer could have a material adverse impact on the Group’s consolidated statement of financial position, results of operations or cash flows.

     The recent downgrades in the Group’s credit ratings by various credit rating agencies could impact the Group’s access to capital and materially adversely affect the Group’s business and financial condition.

     The Group has a substantial amount of debt, including secured debt, and the Group may lose the ability to obtain future financing and suffer competitive disadvantages. The materialisation of such risks could adversely affect the Group’s consolidated statement of financial position, results of operations or cash flows.

     The Group must make substantial capital and operating expenditures to maintain the Group’s fleet, and the Group may be required to make significant capital expenditures to maintain its competitiveness and to comply with laws and the applicable regulations and standards of governmental authorities and organizations, or to execute the Group’s growth plan, each of which could negatively affect the Group’s financial condition, results of operations and cash flows.

     The Group has significant carrying amounts of long-lived assets that are subject to impairment testing.

     U.S. tax authorities could treat the Company as a passive foreign investment company, which would have adverse U.S. federal income tax consequences to U.S. holders.

     The Group may be limited in its use of net operating losses and tax credits, which could adversely affect the Group’s consolidated statement of financial position, results of operations or cash flows.

Financial risks, including:

•     The Group has identified a material weakness in its internal control over financial reporting, and the Group’s business and stock price may be adversely affected if the Group’s internal control over financial reporting is not effective.

•     The Group could experience a material adverse effect on the Group’s consolidated statement of financial position, results of operations or cash flows to the extent the Macondo well’s operator fails to indemnify the Group or is otherwise unable to indemnify the Group for compensatory damages related to the Macondo well incident as required under the terms of the  settlement agreement.

•     The Group relies heavily on a relatively small number of customers and the loss of a significant customer or a dispute that leads to the loss of a customer could have a material adverse impact on the Group’s consolidated statement of financial position, results of operations or cash flows.

•     The recent downgrades in the Group’s credit ratings by various credit rating agencies could impact the Group’s access to capital and materially adversely affect the Group’s business and financial condition.

•     The Group has a substantial amount of debt, including secured debt, and the Group may lose the ability to obtain future financing and suffer competitive disadvantages. The materialisation of such risks could adversely affect the Group’s consolidated statement of financial position, results of operations or cash flows.

•     The Group must make substantial capital and operating expenditures to maintain the Group’s fleet, and the Group may be required to make significant capital expenditures to maintain its competitiveness and to comply with laws and the applicable regulations and standards of governmental authorities and organizations, or to execute the Group’s growth plan, each of which could negatively affect the Group’s financial condition, results of operations and cash flows.

•     The Group has significant carrying amounts of long-lived assets that are subject to impairment testing.

•     U.S. tax authorities could treat the Company as a passive foreign investment company, which would have adverse U.S. federal income tax consequences to U.S. holders.

•     The Group may be limited in its use of net operating losses and tax credits, which could adversely affect the Group’s

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consolidated statement of financial position, results of operations or cash flows.

D.3	Key risks specific to the securities

Risks related to the Shares of Transocean, including:

•     Future issuances of the Shares or other securities may dilute the holdings of shareholders and could materially affect the price of the Shares.

•     Exchange rate fluctuations could adversely affect the value of the Shares and any dividends paid on the Shares for an investor whose principal currency is not U.S. dollars or Swiss francs.

•     The Company may be unwilling or unable to pay any dividends in the future.

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     The Exchangeable Bonds are exclusively the obligations of TINC, as issuer, and Transocean, as guarantor, and not of TINC’s subsidiaries or Transocean’s other subsidiaries.

     Payments on the Exchangeable Bonds, including under the guarantees, will be effectively subordinated to claims of TINC’s and Transocean’s secured creditors.

     Servicing TINC’s debt requires a significant amount of cash, and TINC may not have sufficient cash flow from its business to pay its substantial debt.

     Despite its current debt levels, TINC may still incur substantially more debt or take other actions which would intensify the risks discussed above.

     The Exchangeable Bonds are not protected by restrictive covenants.

     TINC may not have the funds necessary to finance a repurchase in the event of a Fundamental Change.

     The make-whole premium that may be payable upon a Fundamental Change may not adequately compensate holders for the lost value of the Exchangeable Bonds as a result of such Fundamental Change.

     The exchange rate of the Exchangeable Bonds may not be adjusted for all dilutive events.

     No market currently exists for the Exchangeable Bonds, and an active trading market for the Exchangeable Bonds may not develop.

     Any adverse rating of the Exchangeable Bonds may cause their trading price to fall.

     Recent and future regulatory actions and other events may adversely affect the trading price and liquidity of the Exchangeable Bonds.

     Future sales of the Shares in the public market could lower the market price for the Shares and adversely impact the trading price of the Exchangeable Bonds.

     Exchange of the Exchangeable Bonds will dilute the ownership interest of existing shareholders.

     Volatility in the market price and trading volume of the Shares could adversely impact the trading price of the Exchangeable Bonds.

Risks related to the Exchangeable Bonds, including:

•     The Exchangeable Bonds are exclusively the obligations of TINC, as issuer, and Transocean, as guarantor, and not of TINC’s subsidiaries or Transocean’s other subsidiaries.

•     Payments on the Exchangeable Bonds, including under the guarantees, will be effectively subordinated to claims of TINC’s and Transocean’s secured creditors.

•     Servicing TINC’s debt requires a significant amount of cash, and TINC may not have sufficient cash flow from its business to pay its substantial debt.

•     Despite its current debt levels, TINC may still incur substantially more debt or take other actions which would intensify the risks discussed above.

•     The Exchangeable Bonds are not protected by restrictive covenants.

•     TINC may not have the funds necessary to finance a repurchase in the event of a Fundamental Change.

•     The make-whole premium that may be payable upon a Fundamental Change may not adequately compensate holders for the lost value of the Exchangeable Bonds as a result of such Fundamental Change.

•     The exchange rate of the Exchangeable Bonds may not be adjusted for all dilutive events.

•     No market currently exists for the Exchangeable Bonds, and an active trading market for the Exchangeable Bonds may not develop.

•     Exchange of the Exchangeable Bonds will dilute the ownership interest of existing shareholders.

•     Volatility in the market price and trading volume of the Shares could adversely impact the trading price of the Exchangeable Bonds.

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     Exchange rate fluctuations could adversely affect the market value of the Exchangeable Bonds and any interest paid on the Exchangeable Bonds for an investor whose principal currency is not U.S. dollars.

     Holders of Exchangeable Bonds may be subject to tax if the Company makes or fails to make certain adjustments to the exchange rate of the Exchangeable Bonds even though such holders do not receive a corresponding cash distribution.

•     Holders of Exchangeable Bonds will not be entitled to any rights with respect to the Shares, but they will be subject to all changes made with respect to them.

•     Exchange rate fluctuations could adversely affect the market value of the Exchangeable Bonds and any interest paid on the Exchangeable Bonds for an investor whose principal currency is not U.S. dollars.

•     Holders of Exchangeable Bonds may be subject to tax if the Company makes or fails to make certain adjustments to the exchange rate of the Exchangeable Bonds even though such holders do not receive a corresponding cash distribution.

Risks related to the Offer, including:

•     Because the market price of the Shares fluctuates, Songa Offshore shareholders cannot be sure of the value of the Shares they may receive in the Offer; participation in the Offer may constitute a taxable event for Songa Offshore shareholders.

•     The completion of the Offer is subject to conditions, and the transaction agreement (as amended, the “Transaction Agreement”), a copy of which is attached as Appendix D, may be terminated in accordance with its terms and the Combination may not be completed.

•     The issue of the Consideration Shares must be approved by Transocean’s shareholders at an extraordinary general meeting (the “Extraordinary General Meeting”), and the Consideration Shares must be registered with the commercial register of the Canton of Zug, Switzerland before the Company can settle the Offer.

•     If, following the consummation of the Offer, some Songa Shares remain outstanding, then the liquidity and market value of those shares could be materially adversely affected.

•     The announcement and pendency of the Offer and the other transactions contemplated by the Transaction Agreement, during which Transocean and Songa Offshore are subject to certain operating restrictions, could have an adverse effect on Songa Offshore’s and Transocean’s businesses and cash flows, financial condition and results of operations.

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The expected benefits associated with a combination of the Group and the Songa Group may not be realised.

•     The share prices of Transocean and Songa Offshore may be adversely affected if the Offer is not completed.

•     The expected benefits associated with a combination of the Group and the Songa Group may not be realised.

Section E – Offer

E.1	Expenses

Transocean estimates expenses incurred by itself and TINC related to the Offer are USD [•] million (exclusive of VAT), with expenses in the amount of USD [•] million (exclusive of VAT) borne by Transocean and expenses in the amount of USD [•] million (exclusive of VAT) borne by TINC.

E.2a	Reasons for the Offer and use of proceeds

The Company believes that the Combination is an excellent strategic fit for Transocean. The Company also anticipates annual cost and operational synergies of approximately USD 40 million, inter alia based on expected savings in general and administrative costs, maintenance costs, supply and logistics costs and insurance costs.[1] The transaction will strengthen the Company’s industry-leading position[2] in harsh environment and ultra-deepwater drilling with the addition of Songa Offshore’s four “Cat D” harsh environment, semisubmersible drilling rigs on long-term contracts with Statoil in Norway and three additional semisubmersible drilling rigs. The combined company will operate a fleet of 45 mobile offshore drilling units with backlog of  USD 14.3 billion, measured as of the date of the announcement on 15 August 2017, consisting of 26 ultra-deepwater floaters, 11 harsh environment floaters, two deepwater floaters and seven midwater floaters. Additionally, the Company has three ultra-deepwater drillships under construction, including one contracted with Shell for ten years. Consistent with Transocean’s strategy of recycling older less capable rigs, Transocean anticipates re-ranking the combined fleet, which may result in additional rigs being recycled. Since the date of the announcement, Transocean announced the retirement of six drilling rigs, including five ultra-deepwater floaters and one deepwater floater, and the early termination by a customer of one of its contracts, representing a loss of approximately USD 200 million of contract backlog.

The Company will not receive any cash proceeds from the Offer.

E.2b	Reasons for the issuance of Exchangeable Bonds and use of proceeds	See Element E.2a above.

1 Source: the Company

2 Source: the Company

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E.3	Terms and conditions of the Offer

Subject to the terms and conditions set forth in this Offer Document, Transocean, on behalf of itself and through its direct wholly owned subsidiary TINC, hereby offers to acquire all issued and outstanding shares in Songa Offshore (on a fully diluted basis, including Songa Shares issued by exercise of warrants or restricted share units or conversion of Songa’s convertible bonds) not owned by persons in or from jurisdictions where making of the Offer is unlawful. Songa shareholders may tender Songa Shares that are issued and delivered after expiration of the Offer Period as a result of exercise of Songa warrants or restricted share units, or conversion of Songa’s convertible bonds, provided that such Songa Shares are issued prior to settlement of the Offer.

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The consideration in the Offer consists of (i) 0.35724 Consideration Shares and (ii) USD 2.99726 principal amount of Exchangeable Bonds to be issued by TINC and guaranteed by Transocean, for each Songa Share. Transocean will not issue any fractional Consideration Shares or fractional amounts of Exchangeable Bonds in the Offer. Each Songa Offshore shareholder who accepts the Offer and, following the completion of the Offer, any Songa Offshore shareholder in connection with a subsequent mandatory offer or compulsory acquisition (squeeze-out) (a) who would otherwise be entitled to receive a fraction of a Consideration Share will instead receive, for the fraction of a Consideration Share, an amount in cash based on USD 8.39, the closing price of the Consideration Shares on the NYSE on 14 August 2017, the last trading day prior to the announcement of the proposed  Combination and Offer, and (b) who would otherwise be entitled to receive a fractional amount of Exchangeable Bonds will instead receive, for the fractional amount of Exchangeable Bonds, an amount in cash based on USD 1,000, the principal amount per Exchangeable Bond, and in each case, paid in NOK, based on an exchange rate of 7.923 NOK per U.S. dollar which is the NOK/USD closing price at 4:00 p.m. CET as determined by Norges Bank, on 14 August 2017, the trading day immediately preceding the announcement of the Offer. In addition, as part of the Offer, each Songa Offshore shareholder will have the option to instead elect to receive an amount in cash of NOK 47.50 per share of Songa Offshore up to a maximum of NOK 125,000 per shareholder in lieu of some or all of the Consideration Shares and Exchangeable Bonds such shareholder would otherwise be entitled to receive in the Offer. The cash consideration, if chosen, will first reduce the number of Exchangeable Bonds and then the number of Consideration Shares. The cash consideration is payable in NOK. As a consequence, accepting shareholders holding 2,631 Songa Shares or less may elect to receive the full consideration in cash. On the basis of the reference share price of Transocean at USD 8.39 per share (as quoted on the NYSE on 14 August 2017) and for the nominal value of the Exchangeable Bonds, the implied consideration being paid in the Offer is NOK 47.50 for each Songa Share (the “Implied Consideration”) using the USD/NOK closing exchange rate as determined by Norges Bank as of 14 August 2017. The Implied Consideration represents a 37.0% premium to Songa Offshore’s five-day average closing price of NOK 34.68 per share on 14 August 2017, the last trading day prior to Transocean’s announcement of the contemplated Offer.

The rights of the Consideration Shares and any Shares issuable upon exchange of the Exchangeable Bonds will in all respects be equal to those of the existing Shares from the time of issue.

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The Consideration has been determined by Transocean on the basis of an overall evaluation, including consideration of the valuation of Transocean and Songa Offshore in the equity market, the two companies’ historic and expected earnings and future market prospects compared with the equity market valuation of comparable companies, a careful assessment of the asset values of each company, positioning in the relevant markets, tax positions, the organizations of the two companies, possible synergies, and the Group’s business goals and strategic gain, before adding a substantial premium to facilitate the acquisition.

The number of Consideration Shares and Exchangeable Bonds shall each be adjusted appropriately to reflect the effect of any stock split, reverse stock split, stock dividend and other like change (including any dividend or distribution of securities convertible into Consideration Shares or Songa Shares), in accordance with the procedures set out in Section 5.15 “Amendments to the Offer.” If an adjustment is made, acceptances of the Offer received prior to such adjustment shall be deemed an acceptance of the Offer as revised.

To the extent the Consideration is adjusted pursuant to the preceding paragraph, the adjustment shall be based on the following parameters:

(i)  The Implied Consideration;

(ii)  The exchange ratio of 0.35724 Consideration Shares and USD 2.99726 principal amount of Exchangeable Bonds for each Songa Share exchanged for Consideration Shares and Exchangeable Bonds; and

(iii)  The per share value of the dividend or other distribution resolved by Songa Offshore, in or converted to USD (if applicable) as of the date the relevant resolution is made by Songa Offshore.

No interest or other compensation other than the Consideration will be paid by Transocean to Songa Offshore shareholders for any shares tendered in the Offer. Further, no interest or other compensation will be paid by Transocean to tendering Songa Offshore shareholders in the event the Offer is not completed.

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Under the terms of the Offer, the Offeror and any entity wholly owned directly or indirectly by Transocean shall not directly or indirectly acquire or enter into any agreement to acquire Songa Shares (in the open market or in privately negotiated transactions or otherwise) following announcement of the contemplated Offer until (i) the lapsing or withdrawal of the Offer or (ii) the completion of the Offer as contemplated by this Offer Document or, if relevant, expiry of a subsequent mandatory offer, at a consideration higher than the offer price (the “Offer Price”), without increasing the Offer Price for all Songa Shares included in the Offer so as to be at least equal to such higher consideration. Notwithstanding the foregoing, the Offer Price shall not be increased pursuant to the aforementioned as a result of (i) the payment of cash consideration (including the effect of any change in currency exchange rates) in any subsequent mandatory offer in accordance with the minimum Offer Price requirements as decided by the Oslo Stock Exchange, (ii) share price fluctuations during or after the Offer Period, or (iii) the application of calculation principles by the Oslo Stock Exchange or any other governmental or regulatory authority to any subsequent mandatory offer that differs from the calculation principles specified in the Transaction Agreement.

The completion of the Offer is subject to certain conditions, as further set out in Section 5.8 “Conditions for completion of the Offer.”

The shareholders of Songa Offshore may accept the Offer in the period from and including [•] 2017 to and including [•] 2017 at 16:30 (CET) (as extended from time to time, the “Offer Period”). Transocean may in its sole discretion, and subject to approval from the Oslo Stock Exchange, extend the Offer Period (one or more times), however not beyond [•] 2018 at 16:30 (CET). Any extensions of the Offer Period will be announced in the manner described in Section 5.16 “Notices” prior to expiry of the Offer Period. When referring to the Offer Period in this Offer Document, this refers to the Offer Period as extended from time to time. If the Offer Period is extended, the other dates referred to herein may be changed accordingly and any received acceptance forms (“Acceptance Forms”) will remain binding for the length of the extension.

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E.4	Material and conflicting interests

The financial advisors to Transocean and Songa Offshore and their respective affiliates have provided from time to time, and may provide in the future, investment and commercial banking services to the Transocean, TINC, Songa Offshore and their respective affiliates in the ordinary course of business, for which they may have received and may continue to receive customary fees and commissions. The financial advisors, their employees and any affiliate may currently own securities issued by Transocean, TINC and Songa Offshore. The financial advisors do not intend to disclose the extent of any such investments or transactions otherwise than in accordance with any legal or regulatory obligation to do so. Clarksons Platou Securities AS will receive a fee of USD 5.5 million if Transocean acquires at least 75% of the outstanding Songa Shares. See Element E.1 above for expenses related to the Offer.

Subject to completion of the transaction contemplated by the Offer, Pareto Securities AS will receive a success fee of USD 5.7 million from Songa Offshore.

The members of the Songa Board (the “Songa Board”) and Songa Offshore’s executive officers may have interests in the Combination that may be different, or in addition to, the interests of the Songa Offshore shareholders generally. These interests may create potential conflicts of interests. The Songa Board and Songa Offshore’s executive officers were aware that such potential interests might exist. However, the decisions of the Songa Board to approve the Transaction Agreement and the transactions and covenants contemplated by the Transaction Agreement, including the Offer, were solely guided by the best interests of Songa Offshore, its shareholders, employees and other stakeholders. As of 14 August 2017, members of the Songa Board and the Songa Offshore executive officers and their affiliates, excluding Perestroika AS (“Perestroika”), owned 361,160 Songa Shares in the aggregate, representing 0.3 percent of the issued Songa Shares. In addition, Mr. Frederik W. Mohn, the Chairman of the Songa Board, is the sole owner of Perestroika, Songa Offshore’s largest shareholder. As of 31 October 2017, Perestroika held 59,489,590 Songa Shares and SONG07 convertible bonds convertible into 27,556,518 Songa Shares.

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The material interests of certain members of the Songa Board and the Songa Offshore executive officers are summarized in more detail below:

•     As of 31 October 2017, certain Songa Offshore executive officers collectively hold 236,505 shares of restricted stock units issued under the Songa Offshore Long-Term Incentive Plan (the “Songa Offshore Long-Term Incentive Plan”), as reflected in the table below. All amounts stated are before tax at the applicable rate for each holder. In connection with the Combination, Transocean currently expect that prior to the expiration of the Offer, the vesting of these restricted stock units will accelerate and the restricted stock will be exchanged for Consideration Shares and Exchangeable Bonds and/or cash in the Offer.

Songa Offshore shareholder	No. of unvested restricted share units in Songa Offshore	No. of Consideration Shares to be received	Principal Amount of Exchangeable Bonds to be received (USD)
Bjørnar Iversen	95,975	34,286	287,662
Jan Rune Steinsland	70,265	25,101	210,602
Mark Bessell	70.265	25,101	210,602

•     The senior management of Songa Offshore consists of Bjørnar Iversen (Chief Executive Officer), Jan Rune Steinsland (Chief Financial Officer) and Mark Bessell (Chief Operating Officer). Each member of the senior management of Songa Offshore has an agreement for 18 months of severance pay.

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•     As a condition to the Offer, the Perestroika designee to serve on the Transocean Board (the “Perestroika Designee”) shall have been elected to Transocean’s Board of Directors at the Extraordinary General Meeting.

•     Perestroika also holds approximately NOK 330 million principal amount of SONG04 bonds issued by Songa Offshore and a USD 50 million loan to Songa Offshore that will be purchased by Transocean in connection with the completion and settlement of the Offer.

•     Songa Offshore executive officers are expected to continue their employment with the combined company under the terms of their current employment agreements following the closing of the Combination through 31 December 2017.

None of the members of the Transocean Board of Directors or Transocean’s executive officers owns any Songa Shares or other securities exchangeable or convertible into Songa Shares.

Other than the above-mentioned, the Company is not aware of any interest (including conflict of interests) of any natural or legal persons involved in the Offer.

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E.5	Selling shareholders and lock-up agreements

The Consideration Shares will be issued by Transocean and, accordingly, there are no selling shareholders as part of the Offer.

Perestroika has agreed that it will not sell, transfer, encumber or otherwise dispose of the Consideration Shares for a period until 15 August 2018. Such lock-up shall not apply to any Shares that Perestroika acquires through exchange of Exchangeable Bonds.

E.6	Dilution resulting from the offering

The existing shareholders in Transocean will be diluted by up to 28.1% as a consequence of the Offer and issuance of the Consideration Shares to the Songa Offshore shareholders, assuming the following:

5     the issuance of approximately 68.6 million Shares as Consideration Shares and approximately USD [●] million aggregate principal amount of Exchangeable Bonds in the Offer (which assumes that (i) all outstanding SONG07 convertible bonds and Songa Offshore warrants are converted to and exercised for Songa Shares and tendered in the Offer, (ii) the acceleration of vesting and settlement of all restricted stock units issued under the Songa Offshore Long-Term Incentive Plan in Songa Shares that are subsequently tendered in the Offer, (iii) 100% of  Songa Offshore shareholders accept the Offer and (iv) no Songa shareholder elects the Cash Election), based upon an exchange ratio of 0.35724 Shares to be issued for each tendered Songa Share;

6     the issuance and subsequent exchange of approximately USD [●] million aggregate principal amount of Exchangeable Bonds to purchase certain outstanding Songa Offshore indebtedness in connection with the Combination; and

7     no additional capital increase by Songa Offshore is made after 30 September 2017.

E.7	Estimated expenses charged to investor

Shareholders who accept the Offer will not have to pay brokerage fees. Transocean will pay VPS transaction costs that may occur as a direct consequence of the shareholder accepting the Offer.

Transocean will not cover any other costs that a shareholder may incur in connection with acceptance of the Offer.

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(1)	The following sections will be included in the offer document but are not included in the prospectus included in this registration statement:

3Responsibility for the Prospectus

This combined Offer Document and Prospectus has been prepared in connection with the Offer and issuance of Consideration Shares and Exchangeable Bonds as described herein.

The boards of directors of Transocean and TINC accept responsibility for the information contained in this Offer Document and Prospectus. The members of the boards of directors confirm that, after having taken all reasonable care to ensure that such is the case, the information contained in this Offer Document and Prospectus is, to the best of their knowledge, in accordance with the facts and contains no omission likely to affect its import.

[date] 2017

The board of directors of Transocean Ltd.

Merrill A. Miller, Jr. Chairman	Frederico F. Curado Director	Martin B. McNamara Director

Tan Ek Kia Director	Glyn A. Barker Director	Chadwick C. Deaton Director

Samuel Merksamer Director	Jeremy D. Thigpen Director	Vanessa C.L. Chang Director

Vincent J. Intrieri Director	Edward R. Muller Director

The board of directors of Transocean Inc.

C. Stephen McFadin Chairman	Stephen L. Hayes Director	Colin Berryman Director

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4GENERAL INFORMATION

4.1Important investor information

Transocean and Songa Offshore have furnished the information in this Offer Document. No representation or warranty, express or implied is made by the Financial Advisor as to the accuracy, completeness or verification of the information set forth herein, and nothing contained in this Offer Document is, or shall be relied upon as, a promise or representation in this respect, whether as to the past or the future. The Financial Advisor assumes no responsibility for the accuracy or completeness or the verification of this Offer Document and accordingly disclaims, to the fullest extent permitted by applicable law, any and all liability whether arising in tort, contract or otherwise, which they might otherwise be found to have in respect of this Offer Document or any such statement.

Neither Transocean, TINC, the Financial Advisor, or any of their respective affiliates, representatives, advisers or selling agents, is making any representation to any offeree or purchaser of the Consideration regarding the legality of an investment in the Consideration Shares or the Exchangeable Bonds. Each investor should consult with his or her own advisors as to the legal, tax, business, financial and related aspects of a purchase of the Consideration.

Investing in the Consideration Shares and Exchangeable Bonds involves a high degree of risk. See Section 2 “Risk Factors” beginning on page [21].

In connection with the Offer, the Financial Advisor and its affiliates, acting as an investor for its own account, may take up Consideration Shares and Exchangeable Bonds in the Offer and in that capacity may retain, purchase or sell for its own account such securities and any Shares and Exchangeable Bonds or related investments and may offer or sell such Shares and Exchangeable Bonds or other investments otherwise than in connection with the Offer. Accordingly, references in the Offer Document to Consideration Shares and Exchangeable Bonds being offered or placed should be read as including any offering or placement of Consideration Shares and Exchangeable Bonds to the Financial Advisor or any of its affiliates acting in such capacity. The Financial Advisor does not intend to disclose the extent of any such investment or transactions other than in accordance with any legal or regulatory obligation to do so. In addition, the Financial Advisor or its affiliates may enter into financing arrangements (including swaps) with investors in connection with the Financial Advisor (or its affiliates) acquiring, holding or disposing of Shares and Exchangeable Bonds.

Transocean has also prepared a Form S‑4 Registration Statement under the U.S. Securities Act in connection with the Offer (the “Registration Statement”). The Registration Statement will be available, free of charge, at the SEC’s website at: www.sec.gov. In addition, free copies of the Registration Statement and other relevant documents filed by Transocean and Transocean Inc. with the SEC may be obtained from Transocean’s website at:  www.deepwater.com. Certain sections included in the Registration Statement have been included in Appendix D. The information set forth in Appendix D is required by the rules of the SEC in order for the Prospectus to satisfy the statutory content requirements for a prospectus under U.S. federal securities laws and related SEC rules. The Norwegian FSA has not made any form of control or approval relating to the items included therein, and the information contained in Appendix D does not influence the information in this Prospectus given according to the content requirements of the Norwegian Securities Trading and related secondary legislation, including the Commission Regulation (EC) no. 809/2004 implementing Directive

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2003/71/EC of the European Parliament and of the Council of 4 November 2003 regarding information contained in prospectuses, as amended and as implemented in Norway.

4.2Presentation of financial and other information

4.2.1Financial information

The Company’s consolidated financial statements as of 31 December 2016 and 2015 and for each of the three years in the period ended 31 December 2016 (the “Financial Statements”) included under “Item 8. Financial Statements and Supplementary Data” of the Group’s annual report on Form 10‑K for the year ended 31 December 2016, and the Company’s condensed consolidated interim financial statements as of 30 September 2017 and for the three and nine months ended 30 September 2017 and 2016 (the “Interim Financial Statements”) included under “Item 1. Financial Information” of the Group’s quarterly report on Form 10‑Q for the quarterly period ended 30 September 2017, have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”). The Group’s consolidated financial statements as of 31 December 2016 and 2015 and for each of the three years in the period ended 31 December 2016, have been audited by EY Houston and EY Zurich.

The consolidated financial statements of the Company are prepared in the Company’s functional currency, U.S. dollars (presentation currency).

4.2.2Sources of industry and market data

In this Prospectus, the Company has used industry and market data obtained from independent industry publications, market research and other publicly available information. While the Company has compiled, extracted and reproduced industry and market data from external sources, the Company has not independently verified the correctness of such data. The Company cautions prospective investors not to place undue reliance on the above-mentioned data. Unless otherwise indicated in the Prospectus, the basis for any statements regarding the Company’s competitive position is based on the Company’s own assessment and knowledge of the market in which it operates.

The Company confirms that where information has been sourced from a third party, such information has been accurately reproduced and that as far as the Company is aware, and is able to ascertain from information published by that third party, no facts have been omitted that would render the reproduced information inaccurate or misleading. Where information sourced from third parties has been presented, the source of such information has been identified, however, source references to websites shall not be deemed as incorporated by reference to this Prospectus.

Industry publications or reports generally state that the information they contain has been obtained from sources believed to be reliable, but the accuracy and completeness of such information is not guaranteed. The Company has not independently verified and cannot give any assurances as to the accuracy of market data contained in this Prospectus that was extracted from these industry publications or reports and reproduced herein. Market data and statistics are inherently predictive and subject to uncertainty and not necessarily reflective of actual market conditions. Such statistics are based on market research, which itself is based on sampling and subjective judgments by both the researchers and the respondents, including judgments about what types of products and transactions should be included in the relevant market.

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As a result, prospective investors should be aware that statistics, data, statements and other information relating to markets, market size, market shares, market positions and other industry data in this Prospectus (and projections, assumptions and estimates based on such information) may not be reliable indicators of the Company’s future performance and the future performance of the industry in which it operates. Such indicators are necessarily subject to a high degree of uncertainty and risk due to the limitations described above and to a variety of other factors, including those described in Section 2 “Risk Factors” and elsewhere in this Prospectus.

4.3Cautionary note regarding forward-looking statements

The statements described in this Prospectus that are not historical facts are forward-looking statements. Forward-looking statements appear in, among other sections in this Prospectus, Section 6 “About the Songa Group,” Section 8 “Industry and Market Overview,” Section 9 “Business of the Group” and Section 12 “Operating and Financial Review.” These forward-looking statements include, but are not limited to, statements regarding benefits of the Offer, integration plans and expected synergies, and anticipated future growth, financial and operating performance and results. Forward-looking statements are based on management’s current expectations and assumptions, and are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Forward-looking statements in this Offer Document are identifiable by use of any of the following words and other similar expressions: “anticipates,” “could,” “forecasts,” “might,” “projects,” “believes,” “estimates,” “intends,” “plans,” “scheduled,” “budgets,” “expects,” “may,” “predicts” and “should.”

Actual results could differ materially from those indicated in these forward-looking statements. Factors that could cause actual results to differ materially are set out in Section 2 “Risk Factors.”

Should one or more of such risks or uncertainties materialize (or the other consequences of such a development worsen), or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or expressed or implied by such forward-looking statements. All subsequent written and oral forward-looking statements attributable to Transocean or to persons acting on Transocean’s behalf are expressly qualified in their entirety by reference to these risks and uncertainties. You should not place undue reliance on forward-looking statements. Each forward-looking statement speaks only as of the date of the particular statement, and each of Transocean and Songa Offshore undertake no obligation to publicly update or revise any forward-looking statements to reflect events or circumstances that occur, or which either Transocean or Songa Offshore become aware of, after the date hereof, except as otherwise may be required by law.

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7SELLING AND TRANSFER RESTRICTIONS

7.1General

As a consequence of the following restrictions, prospective investors are advised to consult legal counsel prior to making any offer, resale, pledge or other transfer of the securities offered by this Prospectus.

The Company is not taking any action to permit a public offering of Shares or Exchangeable Bonds in any jurisdiction other than Norway. The distribution of this Offer Document or any summary documentation regarding the Offer, and the making of the Offer, may be restricted by law in certain jurisdictions. None of the Offer, this Offer Document or any such summary constitutes an offer to sell, or the solicitation of an offer to buy, securities in any jurisdiction in which such an offer or solicitation would be unlawful. Except as otherwise disclosed in this Offer Document, if an investor receives a copy of this Offer Document in any jurisdiction, the investor may not treat this Offer Document as constituting an invitation or offer to it, nor should the investor in any event deal in Shares or Exchangeable Bonds, unless such an invitation or offer could lawfully be made to that investor or the Shares or Exchangeable Bonds, as applicable, could lawfully be dealt in without contravention of any unfulfilled registration or other legal requirements. Accordingly, if an investor receives a copy of this Offer Document, the investor should not distribute or send the same, or transfer Shares or Exchangeable Bonds, to any person or in or into any jurisdiction where to do so would or might contravene local securities laws or regulations. Any failure to comply with these restrictions may constitute a violation of the securities laws of such jurisdictions. Transocean, TINC and the Financial Advisor do not accept or assume any responsibility or liability for any violation by any person of any such restriction.

By accepting the Offer by delivery of a duly executed Acceptance Form to the Settlement Agent, the accepting Songa Offshore shareholder certifies that it:

(i)

has not received the Offer Document, the Acceptance Form or any other document relating to the Offer in any jurisdiction in which it may not lawfully do so, nor has it mailed, transmitted or otherwise distributed any such document in any jurisdiction in which it may not lawfully do so;

(ii)

has not utilised, directly or indirectly, mail, or any means or instrumentality of commerce, or the facilities of any national securities exchange, of any jurisdiction in which it may not lawfully do so in connection with the Offer;

(iii)

is not and was not located in any jurisdiction at the time of accepting the terms of the Offer or returning the Acceptance Form in which such shareholder may not lawfully accept the Offer or return the Acceptance Form in accordance with the local securities laws in such jurisdiction; and

(iv)

if acting in a fiduciary, agency or other capacity as an intermediary, (i) has full investment discretion with respect to the securities covered by the Acceptance Form or (ii) the person on whose behalf it is acting was located outside any jurisdiction in which the acceptance of the Offer or return the Acceptance Form would not be in accordance with the local securities laws in such jurisdiction.

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7.2Selling Restrictions

7.2.1Belgium

The offer of securities pursuant to this Offer Document is exclusively conducted under applicable private placement exemptions and therefore it has not been and will not be notified to, and this document or any other offering material relating to the units has not been and will not be approved by, the Belgian Banking, Finance and Insurance Commission (Commission bancaire, financière et des assurances/Commissie voor het Bank, Financie en Assurantiewezen). Any representation to the contrary is unlawful.

7.2.2Cayman Islands

The Offer and this Offer Document does not constitute a public offer of Shares or Exchangeable Bonds, whether by way of sale or subscription, in the Cayman Islands.

7.2.3European Economic Area

In relation to each Relevant Member State, with effect from and including the date on which the EU Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”), an offer to the public of any Consideration Shares and Exchangeable Bonds, which are the subject of the offering contemplated by this Offer Document may not be made in that Relevant Member State, other than the offering in Norway as described in this Offer Document, once the Offer Document has been approved by the competent authority in Norway and published in accordance with the EU Prospectus Directive (as implemented in Norway), except that an offer to the public in that Relevant Member State of any Consideration Shares and Exchangeable Bonds may be made at any time with effect from and including the Relevant Implementation Date under the following exemptions under the EU Prospectus Directive, if they have been implemented in that Relevant Member State:

a)	to legal entities that are qualified investors as defined in the EU Prospectus Directive;
b)

to fewer than 150, natural or legal persons (other than qualified investors as defined in the EU Prospectus Directive), as permitted under the EU Prospectus Directive, subject to obtaining the prior consent of the Financial Advisor for any such offer; or

c)	in any other circumstances falling within Article 3(2) of the EU Prospectus Directive;

provided that no such offer of Consideration Shares and Exchangeable Bonds shall require the Company or the Financial Adviser to publish a prospectus pursuant to Article 3 of the EU Prospectus Directive or supplement a prospectus pursuant to Article 16 of the EU Prospectus Directive or any measure implementing the Prospectus Directive in a Relevant Member State and each person who initially acquires any Consideration Shares and Exchangeable Bonds or to whom any offer is made under the Offer will be deemed to have represented, acknowledged and agreed that it is a “qualified investor” within the meaning of Article 2(1)I of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any Consideration Shares and Exchangeable Bonds in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any Securities to be offered, so as to enable an investor to decide to purchase any Consideration Shares and Exchangeable Bonds, as the same may be varied in that Member State by any measure implementing the EU Prospectus Directive in that Member State.

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This EEA selling restriction is in addition to any other selling restrictions set out in this Offer Document.

7.2.4Sweden

This Offer Document is not a prospectus and has not been prepared in accordance with the prospectus requirements laid down in the Swedish Financial Instruments Trading Act (lag (1991:980) om handel med finansiella instrument) nor any other Swedish Enactment. Neither the Swedish Financial Supervisory Authority nor any other Swedish regulatory body has examined, approved or registered this Offer Document.

No securities will be offered or sold pursuant to the Offer to any investor in Sweden except in circumstances that will not result in a requirement to prepare a prospectus pursuant to the provisions of the Swedish Financial Instruments Trading Act.

7.2.5United States

The Consideration that will be issued in connection with the Offer will be registered under the U.S. Securities Act, and will not be subject to any restrictions on transfer arising under the U.S. Securities Act and the U.S. Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), except for Consideration issued to any Songa Offshore shareholder who may be deemed to be an “affiliate” of Transocean for purposes of Rule 144 under the U.S. Securities Act after the completion of the Offer. If you are an affiliate of Songa Offshore, you should consult your legal advisor regarding requirements applicable to the transfer of “control” securities under U.S. law. For these purposes, an affiliate is defined as a person who directly or indirectly controls, is controlled by or is under common control with an issuer. The SEC views a person’s status as an officer, director or 10% shareholder as a fact that must be considered when determining whether such person is an affiliate. Restricted securities and control securities cannot be resold in the United States without registration or an exemption therefrom under the U.S. Securities Act.

7.2.6United Kingdom

This Offer Document and any other material in relation to the Offer described herein are only being distributed to and are only directed to the UK Relevant Persons. The Consideration Shares and Exchangeable Bonds are only available to, and any investment or investment activity to which this Offer Document relates is available only to, and will be engaged in only with, UK Relevant Persons. This Offer Document and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other person in the United Kingdom. Persons who are not UK Relevant Persons should not take any action on the basis of this Offer Document and should not rely on it.

7.2.7Other jurisdictions

The Consideration Shares and Exchangeable Bonds may not be offered, sold, resold, transferred or delivered, directly or indirectly, in or into, Canada, Japan, Hong Kong, Australia or any jurisdiction in which it would not be permissible to offer the Consideration Shares and Exchangeable Bonds.

In jurisdictions outside the United States and the European Economic Area where the Offer would be permissible, the Consideration Shares and Exchangeable Bonds will only be offered pursuant to applicable exceptions from prospectus requirements in such jurisdictions.

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8INDUSTRY AND MARKET OVERVIEW

8.1Demand for offshore drilling rigs

The Company and Songa Offshore operate in the offshore drilling services market. The fundamental driver for oilfield service and drilling activity is the level of investments and the oil companies’ activity within exploration, development and production (“E&P”) of crude oil and natural gas. There is a strong correlation between oil prices and the level of capital expenditure oil companies allocate to the exploration and development of oil prospects. Thereby, the demand for offshore oil and gas drilling and production activity is mainly driven by prices for these commodities along with other factors such as available capital, political and other macroeconomic factors.

The market for offshore drilling services turned dramatically down in the latter part of 2014 and continued its negative development in 2016 and the beginning of 2017. The rig market has now undergone more than two years of a generally weakening trend in demand, rates and utilisation. Despite a slight recovery in the oil price, oil companies are continuing to take a cautious approach to capital expenditure and other cost commitments given the severity of the overall oil price decline. In order to manage this downturn, with little new fixture activity at lower dayrates, rig owners have been stacking or scrapping older units and newbuild deliveries have been delayed.

Amidst this picture, however, there have been a few encouraging signs. The market is still very weak, but the rate of decline in utilisation has slowed and in some sectors turned. Drilling companies have been keen to suggest that they are seeing a noticeable improvement in the volume of serious tendering activity from oil companies. Such suggestions would be positive for the market.

Y-O-Y change in global offshore E&P CAPEX spending

Source: Clarksons Research - Offshore Review & Outlook, Spring 2017

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8.1.1Offshore oil market

Activity levels of E&P companies and their associated capital expenditures are largely driven by the worldwide demand for energy, including crude oil and natural gas. Worldwide energy supply and demand drives oil and natural gas prices, which, in turn, impact E&P companies’ ability to fund investments in exploration, development and production activities. The industry is presently experiencing a cyclical downturn. Sustained weak commodity pricing has resulted in E&P companies delaying investment decisions and postponing exploration and production programs. Prior to the downturn, Brazil, the U.S. Gulf of Mexico, and West Africa emerged as key ultra deepwater market sectors, and licensing activity demonstrated an increased interest in deepwater fields as E&P companies looked to explore new prospects. A number of new deepwater and ultra deepwater development opportunities have been identified globally (Source: the Group’s annual report on Form 10-K for the year ended 31 December 2016).

In the latter part of 2016 and beginning of 2017, oil prices have firmed up reaching the highest level since summer 2015. At the start of the year, Brent Prompt traded in the mid USD 55’s/bbl, representing an improvement from the low USD 40’s/bbl levels seen in mid-2016. In the end of 2016, OPEC members, and some non-OPEC nations, agreed a production cut that helped supported global prices and for the first time since 2013, it is estimated that global oil demand growth outpaced global production expansion on an annual basis. Non-OECD demand in particular helped support global consumption levels, where the growth in Indian transportation and Chinese refinery activity underwrote this expansion. While it is important to note the still substantial level of global crude and product inventories, the recent narrowing in the balance between global supply and demand should support a more positive E&P story in the overall oil and gas market in 2017.

Global oil production is ~96m bpd. The global offshore oil production is ~26 bpd, thus representing ~29% of total global oil production. The Middle East is the largest offshore oil producer followed by West Africa, North America and North-West Europe and the largest producing countries of offshore oil are Saudi Arabia, Brazil and Norway, respectively.

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Offshore production, supply and demand

Source: Clarksons Research – Offshore Review & Outlook, Spring 2017 and Clarksons Research – Offshore Intelligence Monthly, May 2017

8.2Classification of offshore drilling rigs

The industry commonly classifies mobile offshore drilling units (the “MODUs”) into main categories based on water depth capacity and basic design. The four main water depth categories are: shallow water up to 450 ft, midwater (“MW”) up to 3,000 ft, deepwater (“DW”) up to 7,500 ft and ultra-deepwater (“UDW”) beyond 7,500 ft. The three main basic design categories are: jackups, semisubmersibles and drillships (the last two together are commonly referred to as floaters). In addition, the drilling market consists of several types of specialized rig designs, including tender rigs, barges and more.

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The largest drilling rig category is jackups, with operation in shallow waters accounting for ~56.4% of the total offshore drilling rig supply. The semisubmersible category, where midwater depths are the most common area of operation, accounts for ~16.8% of the supply. Drillships operate in deepwater and ultra-deepwater category and account for ~12.1% of the total offshore drilling supply. The remaining ~14.7% of supply is covered by the specialized rig designs. The total rig fleet as of June 2017 consists of 988 units.

Offshore drilling rig categories
Jackups	Semisubmersibles	Drillships

A self-contained combination drilling rig and floating barge, fitted with long support legs that can be raised or lowered independently of each other. Upon arrival at the drilling location, the legs are jacked down onto the seafloor, preloaded to securely drive them into the sea bottom, and then further jacked down. A jackup rig can naturally only work in water depths that are less than the length of its legs, and typically this limits operations to less than 450 feet of water depth.

A particular type of floating vessel that is supported primarily on large pontoon-like structures submerged below the sea surface. The operating decks are elevated perhaps 100 or more feet above the pontoons on large steel columns. This design has the advantage of submerging most of the area of components in contact with the sea and minimizing loading from waves and wind. Semisubmersibles can operate in a wide range of water depths, including deepwater.

A maritime vessel modified to include a drilling rig and using station-keeping equipment similar to semisubmersibles. The vessel is typically capable of operating in deepwater. A drillship must stay relatively stationary on location in the water for extended periods of time. Drillships typically carry larger payloads than semisubmersible drilling vessels, but their motion characteristics are usually inferior.

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Source: Clarksons Research - Offshore Review & Outlook, Spring 2017

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8.2.1Harsh environment

Harsh environment drilling assets are units capable of operating in locations with severe weather, often characterized by low temperatures, rough seas, strong winds and limited daylight – areas such as the Arctic, west coast of Australia and the Falkland Islands. Rigs built for harsh environment operations need to comply with extensive regulatory requirements and are of higher specification and build-cost than assets intended for non-harsh environment operations. To facilitate for work during all seasons, the rigs are often winterized meaning areas on deck are covered and sheltered for safer working environment and the rigs are usually semi-submersibles due to their superior stability in rough seas. The combined effect of these technical and regulatory hurdles, demanding operations and high-cost assets is that the harsh environment fleet exists as a niche subset with higher barriers to entry than the wider drilling sector. Suppliers in the harsh environment market have therefore tended to enjoy higher utilisation rates, longer contracts and a premium dayrate compared to other offshore drilling markets.

Among the harsh environment sectors, the Norwegian Continental Shelf has some of the most rigorous regulatory and technical requirements as well as higher tax levels and stricter crew rotation policies. These requirements further increase costs and barriers to entry, thus limit the supply of new rigs into the Norwegian waters. Nevertheless, offshore Norway is the most important area for harsh floaters by number of active units the assets operating in Norway tend to have the highest contract utilization and visibility of the harsh environment drilling markets.

Of a total floater fleet of 286 units, 219 rigs are currently marketable, of which 41 are rated for harsh environments. Current utilisation of harsh environment units remains low at 63% and is comparable to that of the wider floater fleet, which remains distinctly under pressure. On the supply side, there is a sense that the harsh fleet is experiencing a lesser degree of oversupply than the wider floater sector and the industry sentiment has appeared to warm on the harsh floater sector due to exploration campaigns underway in the Barents Sea. Despite industry sentiment warming there is still a need for caution as removals from the harsh floater fleet have been fairly slow since the beginning of the downturn and it has been slower than the floater fleet as a whole. The harsh marketable fleet size has shrunk by 20% since January 2014, while the marketable floater fleet as a whole has shrunk by 27%.

8.3Global floater fleet evolution

In the mid‑1970s and early 1980s, a large number of floaters were ordered and delivered due to several factors, including supportive commodity prices. Between 1979 and 1988 in particular, 74 floaters were delivered, which led to an oversupply of rigs in the offshore drilling market until the middle of the 1990s. Consequently, few floating rigs were built during the period from the mid‑1990s to the late 1990s. A new construction cycle commenced in 2005‑06, however this cycle did not exceed the building output of the mid‑1970s and mid‑1980s.

Global floater fleet by year of delivery (# rigs)

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Note: Slippage and cancellations expected to affect units in the order book Source: Clarksons Research - Offshore Driling Rig Monthly, June 2017

8.3.1Jackup fleet

The global jackup supply currently consists of 557 units, 484 of which are active supply. In addition, there are 94 units under construction or on order, bringing the total known supply side to 651 units (assuming all units under construction are delivered). Forty-four of the newbuilds are scheduled for delivery in the remainder of 2017, 38 for 2018 and 12 for 2019 and onwards.

Twenty-three new jackups were delivered in 2016, ensuring that the total fleet grew by 2.0% during the year to 560 rigs. Twelve jackups were permanently removed from the fleet in 2016, down slightly on the 17 removed in 2015. Despite weak utilisation, this decline demonstrates the difficulty in removing rigs given the need to hire anchor handlers to mobilize rigs to scrap yards, and the relatively low scrap value. The number of jack-ups in cold-stacking also remained steady year-on-year (“Y-O-Y”) at around 73 units, and the number of ready-stacked units has increased to 171 units. In terms of newbuilds, many of the 94 jackup rigs on order are speculative and there are few concrete signs these are close to finding new buyers.

8.3.2Floater fleet

The size of the floater fleet has continued to decline in 2017, with the total worldwide fleet now consisting of 286 units, 219 of which are in active supply. In addition, there are 54 units under construction or on order, bringing the total known supply side to 340 units (assuming all units under construction are delivered). Twenty-one of the newbuilds are scheduled for delivery during the remainder of 2017, 18 for delivery in 2018 and 15 for delivery in 2019 and onwards.

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Scrapping and newbuild delays have helped to control supply, and produce a Y-O-Y decline of 18% in the fleet size. The lack of floater demand has necessitated this level of removal. However, the 28 floaters removed in 2016 represented a slight Y-O-Y drop in pace compared to 2015. More removals through scrapping are likely to be required to help push the market in the direction of balance during 2017.

Global drilling fleet overview, existing and order book (# of units)

Source: Clarksons Research - Offshore Drilling Monthly, June 2017

Source: Clarksons Research - Offshore Review & Outlook, Spring 2017

Historically, there have been significant delays for units built outside the most experienced yards in Korea and Singapore. It is expected that this will repeat itself during the current newbuilding cycle. Hence, it should be expected that deliveries will be pushed out somewhat, contributing to a tightening of the supply/demand balance.

8.4Current market sentiment

8.4.1Day rates

Day rates for both jackups and floaters declined through 2016, and so far in 2017, in the majority of offshore regions. On average, jackup day rates fell by a further 5% during 2016, following a 44% decline in 2015. The pace of the downturn in the floater market continued rapidly in 2016: on average, rate assessments were down by an additional 29%, after a 35% decline in 2015. Assessed day rate levels have been somewhat theoretical

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given reduced demand. Since the start of 2017, however, there has been some limited upward revision to day rate assessments for floaters. As oil companies schedule drilling programs for 2017, and also consider longer term opportunities for 2018, a few negotiations have become apparent that justify some small upward revision from the nadir that assessments reached for some ultra-deepwater markets and for the North Sea semi-sub market. Nevertheless, it should be stressed that this is a small, limited movement, and not sustained enough to mark a firm signal that rates may be bottoming out.

Jackup and floater day rates

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Source: Clarksons Research - Offshore Review & Outlook, Spring 2017

8.4.2Utilization

At the start of May 2017, the working utilization of the jackup and floater fleet was 63% and the number of working rigs stood at 446 units. Utilization of the jack-up fleet was at 65%, the semisubmersible utilization was at 57% while drillship utilization was at 65%. Market sentiment towards the jackup market has been slightly less negative than that of the floater market, as the lower cost of drilling in shallow water environments has allowed a number of projects to move forward, even with depressed oil prices.

Utilization

Source: Clarksons Research – Offshore Review & Outlook, Spring 2017

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Source: Clarksons Research - Offshore Intelligence Monthly, May 2017

8.4.3Supply and demand

In terms of the supply-demand balance, the two main sectors face slightly different challenges. For the jack-ups, although the demand side is weak, it is the supply side that is the real issue. There remain 94 jack-ups on the order book, predominantly substantially built, although their delivery timing remains uncertain. At the same time, it has proved more difficult to remove jack-ups from the existing fleet. Floaters have made up the larger share of demolitions, while there was no net increase in the number of cold stacked jack-ups in 2016. Even if there were to be a small improvement in fixture liquidity levels Y-O-Y in 2017, day rate levels are likely to struggle to increase given the supply overhang.

In the floater market, the issues on the supply side, although present, are a little more controlled. There remain 54 floaters on the order book. In general, owners have managed to defer newbuild orders into the medium-term or exercise cancellation clauses, leaving rigs for yards to attempt to resell. Scrapping and stacking have also been easier for floater owners in 2016, given slightly more resellable steel in the ageing second/third generation fleet. However, demand represents the largest problem for the floater market. Amongst the 40 new fixtures recorded during 2016, only 11 were for more than a year’s duration, and the majority of those only just exceeded that mark. The modal duration was two months, or no more than a couple of wells. Demand for floating rig contracts was essentially absent in 2016.

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Overview of historical and recent fixtures

Source: Clarksons Research - Offshore Drilling Rig Monthly, June 2017

Source: Clarksons Research - Offshore Drilling Rig Monthly, June 2017

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Source: Clarksons Research - Offshore Drilling Rig Monthly, June 2017

Source: Clarksons Research - Offshore Drilling Rig Monthly, June 2017, * Year-to-date

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Source: Clarksons Research - Offshore Drilling Rig Monthly, June 2017

Source: Clarksons Research - Offshore Drilling Rig Monthly, June 2017

8.5Asset values

There have been no offshore rig newbuild contracts lately, meaning that the only orders in 2016 were five Iranian-ordered jack-ups at Astrakhan-based Krasnye Barrikady. Given the logistical complications of getting these units out of the Caspian, and the relative lack of firm details about the order in the public domain, it remains to be seen if these units are actually constructed. Current newbuild price assessments for a high specification jack-up are USD 130‑180m. For a floater, the equivalent assessment is USD 400‑500m. However, the absence of demand make these figures difficult to benchmark.

Overview of historical and recent asset sales

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Source: Clarksons Research - Offshore Drilling Monthly, June 2017

Source: Clarksons Research - Offshore Drilling Rig Monthly, June 2017

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8.6Fleet by company

Offshore drilling markets are driven by supply and demand with a low degree of differentiation. The various types of offshore drilling rigs are relatively similar in function (after adjusting for differences in water depth capabilities – the primary differentiating factor among various rig types). Offshore drilling has witnessed consolidation since the industry’s early days and this trend is expected to continue.

Overview of largest rig owners

Source: Clarksons Research - Offshore Drilling Rig Monthly, June 2017

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9BUSINESS OF THE GROUP

9.1Introduction

The Company is a corporation incorporated under the laws of Switzerland, in particular under Swiss corporate law as contained in the Swiss Code of Obligations. The legal and commercial name of the Company is Transocean Ltd. The Company was established on 18 August 2008 and is registered in the commercial register of the Canton of Zug with enterprise identification number (UID) CHE‑114.461.224. The company’s registered office is Turmstrasse 30, 6300 Zug, Switzerland. The telephone number is +41 41 749 0500.

TINC is a corporation incorporated under the The Companies Law of the Cayman Islands. The legal and commercial name of TINC is Transocean Inc. TINC was established on 14 May 1999 and registered in the Cayman Islands under the business registration number 89645. TINC’s principal executive offices are located at P.O. Box 10342, 70 Harbour Drive, 4th Floor, Grand Cayman, KY1‑1003. The telephone number is +1 345 745 4500.

Transocean Ltd. is the parent company of the Group, which operates its business in the offshore drilling industry. The Company’s primary business is to contract the Company’s drilling rigs, related equipment and work crews predominantly on a day rate basis to drill oil and gas wells. The Company specializes in technically demanding regions of the global offshore drilling business with a particular focus on ultra-deepwater and harsh environment drilling services. As of 31 October 2017, the Group’s offshore drilling fleet consists of 26 ultra-deepwater floaters, seven harsh environment floaters, two deepwater floaters, and four midwater floaters. As of 31 October 2017, the Company also had three ultra-deepwater drillships under construction or under contract to be constructed. The Company also operates two jackups that were under contract at the time of sale and will continue to operate such jackups until completion or novation of their respective drilling contracts.

TINC is a directly, wholly owned subsidiary of Transocean, and operates the same business as Transocean. The business of Transocean and TINC will be described jointly in this chapter 9 as both entities are part of the Transocean Group.

9.2Legal structure of the Group

The Group’s operations are carried out by its various operating subsidiaries, including the material subsidiaries described further below. The following chart shows the legal structure of the Group:

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Information regarding the Group’s material subsidiaries as of 31 December 2016 is set forth below. All of the Group’s material subsidiaries are operating subsidiaries.

Company name	Registered office	Field of activity	Proportion of capital held
Sedco Forex Holdings Limited	Cayman Islands	Rig operating company	100%
Sedco Forex International Inc.	Cayman Islands	Rig owning and operating company	100%
Transocean Drilling U.K. Limited	Scotland	Rig owning and operating company	100%
Transocean Financing GmbH	Switzerland	Finance company	100%
Transocean Inc.	Cayman Islands	Holding company	100%
Transocean Offshore Holdings Limited	Cayman Islands	Holding company	100%
Transocean Partners Holdings Limited	Cayman Islands	Holding company	100%
Transocean Worldwide Inc.	Cayman Islands	Holding company	100%
Triton Asset Leasing GmbH	Switzerland	Rig owning and leasing company	100%
Triton Nautilus Asset Leasing GmbH	Switzerland	Rig owning and leasing company	100%

If and when Songa Offshore is acquired by the Group in connection with the Offer, Songa Offshore and its subsidiaries are expected to become direct or indirect subsidiaries of Transocean or TINC.

Transocean has not yet determined how the operations of Songa Offshore will be managed after completion of the contemplated acquisition, and whether it will operate as an intact business unit resembling the Songa Offshore group as it operates today. The Company will organise the Group in the manner most efficient for its shareholders following completion of the transaction. Delisting of Songa Offshore, if sought, is subject to approval by the Oslo Stock Exchange.

9.3History and important events

Transocean traces its origins back to the 1920s ahead of being established in its present form in December 2008 when the Company redomesticated from the Cayman Islands to Switzerland. Transocean’s registered office is Turmstrasse 30, 6300 Zug, Switzerland. The Group’s remaining offices and land bases are located in various countries throughout North America, South America, Europe, Africa, India and the Far East.

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The table below provides an overview of key events in the Company’s history since 2011:

Year	Event
2011	Transocean acquired Aker Drilling AS.
2012

Transocean announced plans to construct four, high-specification, ultra-deepwater drillships, backed by drilling contracts for the four rigs, each with a 10-year term. The new drillships, two of which began operations in 2016, provide the most advanced offshore drilling technology available.

The Company closed on the sale of 38 shallow-water drilling rigs to Shelf Drilling Holdings Ltd., further repositioning the Company as a more focused operator of high-specification drilling rigs.

2014

Transocean conducted initial offering of Transocean Partners LLC, a limited liability company originally formed by Transocean to own, operate and acquire modern, technologically advanced offshore drilling rigs. Transocean Partners LLC became a publicly traded company in the United States, with Transocean holding a 71.3% interest as of 30 September 2016.

2016	Transocean acquired all outstanding units in Transocean Partners LLC.
2017

In May 2017, Transocean completed the sale of its jackup fleet to Borr Drilling Limited for a total consideration of approximately USD 1.35 billion. The sale included the Company’s 10 high-specification jackups and five jackups under construction at Keppel FELS Limited’s shipyard in Singapore.

9.4Competitive strengths1

The offshore drilling market has for the past few years experienced weakening demand, rates and utilization due to an unfavorable supply/demand balance. The Group believes that offshore deepwater drilling rates and utilization may remain low for the foreseeable future, and that the soft market is likely to persist in the near term. The Group furthermore believes that it has a number of competitive strengths, which provide it with the capacity to weather the soft market and position itself for a recovery.

The world’s largest floater operator. The Group is the world’s largest owner and operator of floaters based on number of units in the fleet. The scale and composition of the fleet, coupled with over 60 years of offshore drilling experience, provide the Group with unmatched capacity and flexibility to offer timely and reliable services anywhere in the world.

High-specification fleet focused on ultra-deepwater and harsh environment floaters. The Group’s current fleet mainly comprises high specification ultra-deepwater and harsh environment floaters and includes 17 newbuilds added since 2008. In addition to 26 ultra-deepwater floaters and seven harsh environment floaters, the fleet includes two deepwater floaters and four midwater floaters as of 31 October 2017. With an increasingly targeted fleet, the Group is able to meet the needs of its customers in some of the world’s most challenging offshore environments.

Strong operational track record. With more than 60 years of operations in the offshore drilling industry, the Group has obtained unsurpassed experience that allows it to meet the geographical and technical requirements of its customers in some of the world’s most challenging offshore

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environments. Having worked with most of the leading international oil companies, as well as government-controlled and independents, throughout its long history of operations the Group has built a reputation as a leading provider of reliable and efficient offshore drilling services. The Group has access to a large pool of experienced employees with an extensive track-record within the industry. Access to experienced officers and crew is a competitive advantage in a market where customers not only value, but often require, significant combined time in-company and in-industry among senior crew.

Technological innovation. The Group has a history of developing and deploying industry-leading technology. Since launching the offshore industry’s first jackup drilling rig in 1954, the Group has achieved a long list of technological innovations, including the first dynamically positioned drillship, the first rig to drill year-round in the North Sea, the first semisubmersible rig for year-round sub-Arctic operations, as well as repeatedly setting water depth world records. The Group develops technology internally, and equips several of its drilling units with proprietary drilling technology. Making use of continued improvements in technology to address the Group’s customers’ requirements is critical to maintaining the Group’s competitive position within the contract drilling services industry.

Strong balance sheet and backlog. The Group maintains a strong financial position with an industry leading contract revenue backlog and substantial available liquidity. This provides the Group with ample resources to weather and even take advantage of the current downturn in the offshore drilling industry. Despite challenging market conditions, the Group has been able to secure new financing at competitive terms, which is a testament to the Group’s credit standing and reputation with lenders. The Group maintains additional balance sheet flexibility with capability to refinance and take on additional debt.

Strong customer relationships. Supported by its operational track record, the Group has built and maintained strong relationships with leading oil companies. The Group intends to leverage the advantages afforded by the strength of the Group through ongoing close and cooperative relationships with existing customers and emerging participants in the energy space. This strategy is already reflected in the Group’s existing customer base.

1  The Company is the source of the statements in this Section on the Group’s competitive position.

Collaboration with original equipment manufacturers (“OEMs”). The Group has entered into arrangements collaborating with leading OEMs to the offshore drilling industry in a reliability-centered approach, focusing on improving uptime for the Group’s customers. These collaborations allow the Group to reduce the total cost of ownership and further improve the operational performance of its drilling units.

Experienced management team and Board of Directors with strong credentials in governance and strategy. The Group’s management team consists of seasoned executives with strong industry relationships that have demonstrated their ability to manage the commercial, technical and financial areas of the Group’s business. The Group’s Management has an extensive network of relationships with major oil and gas companies, shipyards, global financial institutions and other key participants in the energy space. The Group’s management is complemented by a Board of Directors with extensive

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collective international experience in offshore drilling, energy and capital markets; as well as a broad range of complementary competencies.

In sum, the Group believes that these competitive strengths collectively enhance the Company’s ability to develop and implement strategies that build upon customer satisfaction and help sustain the Company’s leading position as a preferred supplier of offshore deepwater drilling services worldwide.

9.5Business strategy

The Group is leveraging its competitive strengths to realize the following strategic goals:

Focus on the harsh environment and ultra-deepwater markets. The Group’s strategic goal is to be the undisputed leader in providing drilling services in the ultra-deepwater and harsh environment markets. By focusing its fleet and service offering on the ultra-deepwater and harsh environment market, the Group will be able to increasingly specialize its service offering. By tailoring its services to these core market sectors, the Group aims to realize a premium multiple versus its peer group of competitors.

Fleet expansion and continued market leadership. As part of its long-term strategic goal, the Group aims to expand its existing fleet in all targeted operating regions to further strengthen its global presence. Through upgrades and rig acquisitions, the Group intends to grow by executing well-timed, value-accretive investments and gaining access to those opportunities through its continued leadership in the offshore deepwater drilling space. The acquisition of Songa Offshore is consistent with Transocean’s strategy to grow its ultra-deepwater and harsh environment fleet, and will allow Transocean to expand its harsh environment fleet in Norway and UK markets and increases Transocean’s contract backlog with investment grade counterparts.

Maintaining and developing customer relationships. The Group will continue to pursue quality customers while seeking to develop, realign and expand its strategic relationships by consistently anticipating and exceeding customer expectations. Through long-standing customer and industry stakeholder relationships, the Group has developed insights into evolving customer and industry requirements. The Group plans to leverage these relationships by acting early in developing concepts and solutions. By maintaining active dialogue with a wide range of relevant stakeholders, the Group aims to remain ahead of the curve in the offshore drilling industry, and leverage the Group’s expertise in accessing the most attractive growth opportunities.

Focus on safety, cost reductions and efficiency improvements. The Group aims to constantly identify efficiencies that lead to cost reductions, while working to maximize revenue from its contract revenue backlog in order to improve margins. To improve safety, the Group will maintain its focus on safety-related performance measures, and introduce equipment and rig layouts that enhance efficiency and safety.

Maximize asset utilization. Long-term planning is essential in achieving sustained attractive returns in a capital intensive industry, such as offshore drilling. Maintaining strong utilization is a key element of the Group’s long-term planning, and requires constant evaluation of the existing fleet’s quality and composition. This includes considering rigs for recycling and identifying acquisition targets with associated backlog in order to ensure maximum utilization of the Group’s assets.

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9.6Business description

9.6.1Overview

The Group is a leading international provider of offshore contract drilling services for oil and gas wells.2 As of 31 October 2017, the Group’s offshore drilling fleet consists of 26 ultra-deepwater floaters, seven harsh environment floaters, two deepwater floaters and four midwater floaters. As of 31 October 2017, the Group also had three ultra-deepwater drillships under construction or under contract to be constructed. The Company also operates two jackups that were under contract at the time of sale and will continue to operate such jackups until completion or novation of their respective drilling contracts.

The Group’s primary business is to contract its drilling rigs, related equipment and work crews predominantly on a day rate basis to drill oil and gas wells. The Group specializes in technically demanding regions of the global offshore drilling business with a particular focus on ultra-deepwater and harsh environment drilling services. The Group believes its mobile offshore drilling fleet is one of the most versatile fleets in the world, consisting of floaters used in support of offshore drilling activities and offshore support services on a worldwide basis.

The Group operates in a single, global market for the provision of contract drilling services to its customers. The locations of the Group’s rigs and the allocation of its resources to operate, build or upgrade rigs are determined by the activities and needs of its customers. The Group does not outsource significant portions of its business. The Group requires highly skilled personnel to operate its drilling units. Consequently, the Group conducts extensive personnel recruiting, training and safety programs and most of its workforce is directly employed. At 31 December 2016, the Group had approximately 5,400 employees, including approximately 400 persons engaged through contract labor providers.

9.6.2Recent Developments

Transocean Partners—On 9 December 2016, Transocean Partners LLC completed a merger with one of the Company’s subsidiaries as contemplated under the Agreement and Plan of Merger, dated 31 July 2016, and as amended on 21 November 2016. Following the completion of the merger, Transocean Partners LLC became a wholly owned indirect subsidiary of Transocean. Each Transocean Partners LLC common unit that was issued and outstanding immediately prior to the closing, other than the units held by Transocean and its subsidiaries, was converted into the right to receive 1.20 of Transocean’s shares. To complete the merger, the Company issued 23.8 million shares from its conditional capital.

Markets for the Company’s shares—The Company’s shares were previously listed on the SIX Swiss Exchange (“SIX”) under the symbol “RIGN.” Effective 31 March 2016, at the Company’s request, its shares were delisted from SIX.

Disposal of jackups—On 30 May 2017, in connection with the Company’s efforts to dispose of non‑strategic assets, the Company completed the sale of 10 high‑specification jackups, including GSF Constellation I, GSF Constellation II, GSF Galaxy I, GSF Galaxy II, GSF Galaxy III, GSF Monarch, Transocean Andaman, Transocean Ao Thai, Transocean Honor and Transocean Siam Driller, along with related assets, and novated the contracts relating to the construction of five high‑specification jackups, together with related assets. In the nine months ended 30 September 2017, the Company received aggregate net cash proceeds of USD 319 million and recognized an aggregate net loss of USD 1.6 billion (USD 4.08 per diluted share), which had no tax effect,

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associated with the disposal of these assets. Following the completion of the sale, the Company agreed to continue to operate three of these high‑specification jackups through completion or novation of the drilling contracts, one of which was completed as of 30 September 2017. In the three and nine months ended 30 September 2017, excluding the Company’s loss on the disposal of these assets, the Company’s operating results included income of USD 19 million and USD 46 million, respectively, before taxes, associated with the high‑specification jackup asset group. In the three and nine months ended 30 September 2016, the Company’s operating results included income of USD 25 million and USD 47 million, respectively, before taxes, associated with the high‑specification jackup asset group.

2  Source: the Company.

Tender offers—On 11July 2017, the Company completed cash tender offers to purchase up to USD 1.5 billion aggregate principal amount of certain notes. The Company received valid tenders from holders of aggregate principal amounts of said notes as follows (in millions):

Nine months
ended
30 September
2017
2.50% Senior Notes due October 2017	$271
6.00% Senior Notes due March 2018	400
7.375% Senior Notes due April 2018	128
6.50% Senior Notes due November 2020	207
6.375% Senior Notes due December 2021	213
Aggregate principal amount retired	$1,219
Aggregate cash payment	$1,269

In the three and nine months ended 30 September 2017, the Company recognized an aggregate net loss of USD 1 million and USD 48 million, respectively, associated with the retirement of such validly tendered debt.

Retirement of rigs—On 22 September 2017, the Company announced its intent to retire the ultra-deepwater floaters GSF Jack Ryan, Sedco Energy, Sedco Express, Cajun Express, and Deepwater Pathfinder, and the deepwater floater Transocean Marianas. The rigs will be classified as held for sale and will be recycled in an environmentally responsible manner. All six rigs were previously cold stacked. The Company recognized an impairment charge of USD 1.4 billion during the third quarter of 2017 associated with these actions.

Debt offering—In October 2017, the Company completed an offering of an aggregate principal amount of USD 750 million of the 7.50% Senior Notes due January 2026. The Company received aggregate cash proceeds of USD 742 million, net of estimated issue costs. The Company intends to use the majority of the net proceeds from the debt offering to repay or redeem certain maturing debt.

Contract for Deepwater Invictus—On 17 October 2017, the Company announced that the ultra-deepwater drillship Deepwater Invictus had been awarded a two-year contract plus three one-year priced options with a subsidiary of BHP Billiton. The backlog associated with the firm contract is approximately USD 106 million. The contract is expected to commence in the second quarter of 2018.

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9.7The fleet

9.7.1Fleet overview

The Group’s drilling fleet consists of floaters, which include drillships and semisubmersibles. Most of the Group’s drilling equipment is suitable for both exploration and development, and the Group normally engages in both types of drilling activity. All of the Group’s drilling rigs are mobile and can be moved to new locations in response to customer demand. All of the Group’s mobile offshore drilling units are designed to operate in locations away from port for extended periods of time and have living quarters for the crews, a helicopter landing deck and storage space for drill pipe, riser and drilling supplies.

Drillships are generally self-propelled vessels, shaped like conventional ships, and are the most mobile of the major rig types. All of the Group’s drillships are ultra-deepwater capable and equipped with a computer-controlled dynamic positioning thruster system, which allows them to maintain position without anchors through the use of their on-board propulsion and station-keeping systems. These rigs typically have greater deck load and storage capacity than early generation semisubmersible rigs, providing logistical and resupply efficiency benefits for customers. Drillships are generally better suited to operations in calmer sea conditions and typically do not operate in areas considered to be harsh environments. The Group has 16 ultra-deepwater drillships that are, and three ultra-deepwater drillships under construction that will be, equipped with the Group’s patented dual-activity technology. Dual-activity technology employs structures, equipment and techniques using two drilling stations within a dual derrick to allow these drillships to perform simultaneous drilling tasks in a parallel, rather than a sequential manner, reducing critical path activity, to improve efficiency in both exploration and development drilling. In addition to dynamic positioning thruster systems, dual-activity technology, industry-leading3 hoisting capacity and a second blowout preventer system, the Group’s drillship placed into service in October 2017 is, and the three newbuild drillships under construction will be, outfitted to accommodate a future upgrade to a 20,000 pounds per square inch (“psi”) blowout preventer.

Semisubmersibles are floating vessels that can be partially submerged by means of a water ballast system such that the lower column sections and pontoons are below the water surface during drilling operations. These rigs are capable of maintaining their position over a well through the use of an anchoring system or a computer-controlled dynamic positioning thruster system. Although most semisubmersible rigs are relocated with the assistance of tugs, some units are self-propelled and move between locations under their own power when afloat on pontoons. Typically, semisubmersibles are capable of operating in rougher sea conditions than drillships. The Group has two custom-designed, high-capacity, dual-activity semisubmersible drilling rigs, equipped for year-round operations in harsh environments, including those of the Norwegian continental shelf and sub-Arctic waters. The Group has three semisubmersibles that are designed for mild environments and are equipped with the tri-act derrick. The tri-act derrick, which was designed to reduce overall well construction costs since it allows offline tubular and riser handling operations to occur at two sides of the derrick while the center portion of the derrick is being used for normal drilling operations through the rotary table. Five of the Group’s 17 semisubmersibles are equipped with the Group’s patented dual-activity technology.

9.7.2Fleet categories

The Group further categorizes the drilling units of the fleet as follows: (1) “ultra-deepwater floaters,” (2) “harsh environment floaters,” (3) “deepwater floaters” and (4) “midwater floaters.”

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Ultra-deepwater floaters are equipped with high-pressure mud pumps and are capable of drilling in water depths of 7,500 feet or greater. Harsh environment floaters are capable of drilling in harsh environments in water depths between 1,500 and 10,000 feet and have greater displacement, which offers larger variable load capacity, more useable deck space and better motion characteristics. Deepwater floaters are generally those other semisubmersible rigs and drillships capable of drilling in water depths between 4,500 and 7,500 feet. Midwater floaters are generally comprised of those non-high-specification semisubmersibles that have a water depth capacity of less than 4,500 feet.

9.7.3Fleet status

The Group provides contract drilling services in a single, global operating segment, which involves contracting the Group’s mobile offshore drilling fleet, related equipment and work crews primarily on a day rate basis to drill oil and gas wells. The Group specializes in technically demanding regions of the offshore drilling business with a particular focus on ultra-deepwater and harsh environment drilling services. The Group believes its drilling fleet is one of the most versatile fleets in the world, consisting of floaters used in support of offshore drilling activities and offshore support services on a worldwide basis.

The Group’s contract drilling services operations are geographically dispersed in oil and gas exploration and development areas throughout the world. Although rigs can be moved from one region to another, the cost of moving rigs and the availability of rig-moving vessels may cause the supply and demand balance to fluctuate somewhat between regions. Still, significant variations between regions do not tend to persist long-term because of rig mobility. The location of the Group’s rigs and the allocation of resources to operate, build or upgrade its rigs are determined by the activities and needs of the Group’s customers.

3  Source: the Company.

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Depending on market conditions, the Group may idle or stack non-contracted rigs. An idle rig is between drilling contracts, readily available for operations, and operating costs are typically at or near normal levels. A stacked rig typically has reduced operating costs, is staffed by a reduced crew or has no crew and is (a) preparing for an extended period of inactivity, (b) expected to continue to be inactive for an extended period, or (c) completing a period of extended inactivity. Stacked rigs will continue to incur operating costs at or above normal operating levels for approximately 30 days following initiation of stacking. Some idle rigs and all stacked rigs require additional costs to return to service. The actual cost to return to service, which in many instances could be significant and could fluctuate over time, depends upon various factors, including shipyard availability and cost of equipment and materials and the extent of repairs and maintenance that may ultimately be required. The Group considers these factors, together with market conditions, length of contract, day rate and other contract terms, when deciding whether to return a stacked rig to service. The contract lengths for the Group’s rigs vary in duration from months to years, depending on the counterparty, region and market conditions. As of 26 October 2017, the Group had 13 contracts with a remaining contract duration of less than one year, six contracts with a remaining contract duration comprised between one and five years and 4 contracts with a remaining contract duration of greater than five years. The Group may, from time to time, consider marketing stacked rigs as accommodation units or for other alternative uses until drilling activity increases and it obtains drilling contracts for these units.

9.7.4Drilling units

The following tables, presented as of 26 October 2017, provide certain specifications for the Group’s rigs. Unless otherwise noted, the stated location of each rig indicates either the current drilling location, if the rig is operating, or the next operating location, if the rig is in shipyard with a follow-on contract. As of 26 October 2017, the Group owned all of the drilling rigs in the fleet noted in the tables below, except for the following: (1) those specifically described as being owned through the Group’s interests in consolidated entities that were less than wholly owned and (2) Petrobras 10000, which is subject to a capital lease through August 2029.

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9.7.4.1Rigs under construction

The table below sets out an overview of the Group’s rigs under construction, which are owned directly or indirectly by the Group as of 26 October 2017:

			Water	Drilling	Contracted
			depth	depth	location or
		Expected	capacity	capacity	contracted
Name	Type	completion	(in feet)	(in feet)	status
Ultra-deepwater floaters
Deepwater Poseidon (a) (b) (c) (d) (e)	HSD	1Q 2018	12,000	40,000	To be determined
Ultra-deepwater drillship TBN1 (a) (b) (d) (e)	HSD	2Q 2020	12,000	40,000	Uncontracted
Ultra-deepwater drillship TBN2 (a) (b) (d) (e)	HSD	4Q 2020	12,000	40,000	Uncontracted

“HSD” means high-specification drillship.

(a)	To be dynamically positioned.
(b)	To be equipped with dual-activity.
(c)	To be an Enterprise-class or Enhanced Enterprise-class rig.
(d)	Designed to accommodate a future upgrade to a 20,000 pounds psi blowout preventer.
(e)	To be equipped with two blowout preventers.

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9.7.4.2 Ultra-deepwater floaters

The table below sets out an overview of the Group’s ultra-deepwater floaters, which are owned directly or indirectly by the Group as of the date of 26 October 2017:

Name	Type	Year entered service/ upgraded (a)	Water depth capacity (in feet)	Drilling depth capacity (in feet)	Contracted location or standby status
Deepwater Pontus (b) (c) (d) (e) (f)	HSD	2017	12,000	40,000	U.S. Gulf
Deepwater Conqueror (b) (c) (d) (e) (f)	HSD	2016	12,000	40,000	U.S. Gulf
Deepwater Proteus (b) (c) (d) (e) (f)	HSD	2016	12,000	40,000	U.S. Gulf
Deepwater Thalassa (b) (c) (d) (e) (f)	HSD	2016	12,000	40,000	U.S. Gulf
Deepwater Asgard (b) (c) (d) (f)	HSD	2014	12,000	40,000	U.S. Gulf
Deepwater Invictus (b) (c) (d) (f)	HSD	2014	12,000	40,000	U.S. Gulf
Deepwater Champion (b) (c)	HSD	2011	12,000	40,000	Stacked
Discoverer Inspiration (b) (c) (d) (f)	HSD	2010	12,000	40,000	U.S. Gulf
Discoverer India (b) (c) (d)	HSD	2010	12,000	40,000	Idle
Discoverer Americas (b) (c) (d)	HSD	2009	12,000	40,000	Stacked
Discoverer Clear Leader (b) (c) (d) (f)	HSD	2009	12,000	40,000	U.S. Gulf
Petrobras 10000 (b) (c)	HSD	2009	12,000	37,500	U.S. Gulf
Dhirubhai Deepwater KG2 (b)	HSD	2010	12,000	35,000	Idle
Dhirubhai Deepwater KG1 (b)	HSD	2009	12,000	35,000	Brazil
Discoverer Deep Seas (b) (c) (d)	HSD	2001	10,000	35,000	Stacked
Discoverer Spirit (b) (c) (d)	HSD	2000	10,000	35,000	Stacked
GSF C.R. Luigs (b)	HSD	2000	10,000	35,000	Stacked
Discoverer Enterprise (b) (c) (d)	HSD	1999	10,000	35,000	Stacked
Deepwater Discovery (b)	HSD	2000	10,000	30,000	Stacked
Deepwater Frontier (b)	HSD	1999	10,000	30,000	Stacked
Deepwater Millennium (b)	HSD	1999	10,000	30,000	Stacked
Deepwater Nautilus (g)	HSS	2000	8,000	30,000	Malaysia
Discoverer Luanda (b) (c) (d) (h)	HSD	2010	7,500	40,000	Malaysia
Development Driller III (b) (c)	HSS	2009	7,500	37,500	Idle
GSF Development Driller II (b) (c)	HSS	2005	7,500	37,500	Stacked
GSF Development Driller I (b) (c)	HSS	2005	7,500	37,500	Australia

“HSD” means high-specification drillship.

“HSS” means high-specification semisubmersible.

(a)	Dates shown are the original service date and the date of the most recent upgrade, if any.
(b)	Dynamically positioned.
(c)	Dual-activity.
(d)	Enterprise-class or Enhanced Enterprise-class rig.
(e)	Designed to accommodate a future upgrade to a 20,0000 pounds psi blowout preventer.
(f)	Two blowout preventers.
(g)	Moored floater.
(h)	Owned through the Group’s 65% interest in Angola Deepwater Drilling Company Limited (“ADDCL”)

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9.7.4.3Harsh environment floaters

The table below sets out an overview of the Group’s harsh environment floaters, which are owned directly or indirectly by the Group as of the date of 26 October 2017:

Name	Type	Year entered service/ upgraded (a)	Water depth capacity (in feet)	Drilling depth capacity (in feet)	Contracted location or standby status
Transocean Spitsbergen (b) (c)	HSS	2010	10,000	30,000	Norwegian N. Sea
Transocean Barents (b) (c)	HSS	2009	10,000	30,000	Canada
Henry Goodrich (d)	HSS	1985/2007	5,000	30,000	Canada
Transocean Leader (d)	HSS	1987/1997	4,500	25,000	U.K. N. Sea
Paul B, Loyd, Jr.(d)	HSS	1990	2,000	25,000	U.K. N. Sea
Transocean Arctic (d)	HSS	1986	1,650	25,000	Norwegian N. Sea
Polar Pioneer (d)	HSS	1985	1,500	25,000	Stacked

“HSS” means high-specification semisubmersible.

(a)Dates shown are the original service date and the date of the most recent upgrade, if any.

(b)Dynamically positioned.

(c)Dual-activity.

(d)Moored floater.

9.7.4.4Deepwater floaters

The table below sets out an overview of the Group’s deepwater floaters, which are owned directly or indirectly by the Group as of the date of 26 October 2017:

Name	Type	Year entered service/ upgraded (a)	Water depth capacity (in feet)	Drilling depth capacity (in feet)	Contracted location or standby status
Transocean 706 (b)	HSS	1976/2008	6,500	25,000	Brazil
Jack Bates (c)	HSS	1986/1997	5,400	30,000	India

“HSS” means high-specification semisubmersible.

(a)Dates shown are the original service date and the date of the most recent upgrade, if any.

(b)Dynamically positioned.

(c)Moored floater.

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9.7.4.5Midwater floaters

The table below sets out an overview of the Group’s midwater floaters, which are owned directly or indirectly by the Group as of the date of 26 October 2017:

Name	Type	Year entered service/ upgraded (a)	Water depth capacity (in feet)	Drilling depth capacity (in feet)	Contracted location or standby status
Sedco 711	OS	1982	1,800	25,000	Stacked
Sedco 714	OS	1983/1997	1,600	25,000	Stacked
Transocean 712	OS	1983	1,600	25,000	U.K. N. Sea
Actinia	OS	1982	1,500	25,000	India

“OS” means other semisubmersible.

(a)Dates shown are the original service date and the date of the most recent upgrade, if any.

9.8Customers

The Group engages in offshore drilling services for most of the leading international oil companies or their affiliates, as well as for many government-controlled oil companies and independent oil companies. At 26 October 2017, the Group’s contract backlog was approximately USD 9.4 billion. For the year ended 31 December 2016, the Group’s most significant customers were Chevron, BP, Shell and Petrobras, representing approximately 24%, 12%, 12% and 11%, respectively, of the Group’s consolidated operating revenues for the year ended 31 December 2016. No other customers accounted for 10% or more of the Group’s consolidated operating revenues in the year ended 31 December 2016. Additionally, as of 26 October 2017, the customers with the most significant aggregate amount of contract backlog associated with the Group’s drilling contracts were Shell and Chevron, representing approximately 72% and 15%, respectively, of the Group’s total contract backlog. See Section 2.3 “Financial Risks—The Group relies heavily on a relatively small number of customers and the loss of a significant customer or a dispute that leads to the loss of a customer could have a material adverse impact on the Group’s consolidated statement of financial position, results of operations or cash flows.”

9.9Competitors

The offshore contract drilling industry is highly competitive with numerous industry participants, none of which has a dominant market share. Drilling contracts are traditionally awarded on a competitive bid basis. Although rig availability, service quality and technical capability are drivers of customer contract awards, bid pricing and intense price competition are often key determinants for which a qualified contractor is awarded a job.

9.10Technological Innovation

Since launching the offshore industry’s first jackup drilling rig in 1954, the Group has achieved a long history of technological innovations, including the first dynamically positioned drillship, the first rig to drill year-round in the North Sea and the first semisubmersible rig for year-round sub-Arctic operations. The Group has repeatedly achieved water depth world records in the past. Twenty drillships and semisubmersibles in the Group’s existing fleet are, and its four drillships that are under construction will be, equipped with the Group’s

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patented dual-activity technology, which allows the Group’s rigs to perform simultaneous drilling tasks in a parallel rather than sequential manner and reduces critical path activity while improving efficiency in both exploration and development drilling. Additionally, three rigs in the Group’s existing fleet are equipped with the tri-act derrick, which allows offline tubular and riser activities during normal drilling operations and is patented in certain market sectors in which the Group operates.

The Group continues to develop and deploy industry-leading4 technology. In addition to its patented dual-activity drilling technology, some of the Group’s most recent newbuild drillships include industry-leading hookload capability, compensated cranes for performing subsea installations, hybrid power systems and reduced emissions and advanced generator protection. Seven drillships in the Group’s existing fleet are, and the Group’s four drillships that are under construction will be, outfitted with two blowout preventers and triple liquid mud systems. Three drillships in the Group’s existing fleet are, and the Group’s four drillships that are under construction will be, designed to accept 20,000 psi blowout preventers in the future. The effective use of and continued improvements in technology to address the requirements of the Group’s customers are critical to maintaining its competitive position within the contract drilling services industry. The Group continues to develop technology internally, such as its digital transformation program focused on utilizing analytics and data science to continuously improve operational integrity and efficiency while optimizing cost.

9.11Litigation and disputes

9.11.1Macondo well incident

9.11.1.1  Overview

On 22 April 2010, the ultra-deepwater floater Deepwater Horizon sank after a blowout of the Macondo well caused a fire and explosion on the rig off the coast of Louisiana. At the time of the explosion, Deepwater Horizon was contracted to BP. Following the incident, the Company has been subject to civil and criminal claims, as well as causes of action, fines and penalties by local, state and federal governments. Litigation commenced shortly after the incident, and most claims against the Company were consolidated by the U.S. Judicial Panel on Multidistrict Litigation and transferred to the U.S. District Court for the Eastern District of Louisiana (the “MDL Court”). A significant portion of the contingencies arising from the Macondo well incident have now been resolved as a result of settlements with DOJ, BP and the states of Alabama, Florida, Louisiana, Mississippi, and Texas (collectively, the “States”). Additionally, the Company and the Plaintiff Steering Committee (“PSC”) entered into a settlement agreement (the “PSC Settlement Agreement”), which was approved by the MDL Court on 15 February 2017.

The Company has recognized a liability for the remaining estimated loss contingencies associated with litigation resulting from the Macondo well incident that the Company believes are probable and for which a reasonable estimate can be made. At 30 September 2017 and 31 December 2016, the liability for estimated loss contingencies that the Company believes are probable and for which a reasonable estimate can be made was USD 244 million and USD 250 million, respectively, recorded in other current liabilities. The remaining litigation could result in certain loss contingencies that the Company believes are reasonably possible. Although the Company has not recognized a liability for such loss contingencies, these contingencies could result in liabilities that the Company ultimately recognizes.

The Company recognizes an asset associated with the portion of its estimated losses that it believes is probable of recovery from insurance and for which it had received from underwriters’ confirmation of expected

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payment. Although the Company has available policy limits that could result in additional amounts recoverable from insurance, recovery of such additional amounts is not probable and the Company is not currently able to estimate such amounts (see Section 9.11.1.8 “Insurance coverage”). The Company’s estimates involve a significant amount of judgment.

9.11.1.2  Plea Agreement

Pursuant to the Plea Agreement, one of the Company’s subsidiaries pled guilty to one misdemeanor count of negligently discharging oil into the U.S. Gulf of Mexico, in violation of the Clean Water Act (“CWA”) and agreed to be subject to probation through February 2018. The DOJ agreed, subject to the provisions of the Plea Agreement, not to further prosecute the Company for certain matters arising from the Macondo well incident. The Company also agreed to make an aggregate cash payment of USD 400 million, including a criminal fine and cash contributions to the National Fish & Wildlife Foundation and the National Academy of Sciences, payable in scheduled installments. In the nine months ended 30 September 2017, the Company made a cash payment of USD 60 million, representing the final installment for its obligations under the Plea Agreement.

4  Source: the Company.

9.11.1.3  Environmental Protection Agency Administrative Agreement

On 25 February 2013, the Group and the EPA entered into an administrative agreement (the “EPA Agreement”) related to the Macondo well incident, which had a five-year term. Subject to the Group’s compliance with the terms of the EPA Agreement, the EPA agreed that it would not suspend, debar or statutorily disqualify the Group and would lift any existing suspension, debarment or statutory disqualification. In 2016, the Group approached the EPA Suspension and Debarment Division (“EPA SDD”) to request the early termination of the EPA Agreement in light of the Group’s successful performance of its obligations under the EPA Agreement. After discussions between the Group and the EPA SDD in 2016 and early 2017, the EPA Suspension and Debarment Official granted the Group’s request. The EPA Agreement was terminated effective as of 21 June 2017.

9.11.1.4  Consent Decree

Under the Consent Decree, the Company agreed to undertake certain actions, including enhanced safety and compliance actions when operating in U.S. waters. The Consent Decree also requires the Company to submit certain plans, reports and submissions and also requires the Company to make such submittals available publicly. One of the required plans is a performance plan approved on 2 January 2014, which contains, among other things, interim milestones for actions in specified areas and schedules for reports required under the Consent Decree. Additionally, in compliance with the requirements of the Consent Decree and upon approval by the DOJ, the Company retained an independent auditor to review and report to the DOJ the Company’s compliance with the Consent Decree and an independent process safety consultant to review, report and assist with the process safety requirements of the Consent Decree. The Company may request termination of the Consent Decree after 2 January 2019, provided it meets certain conditions. The Consent Decree resolved the claim by the U.S. for civil penalties under the CWA. The Company also agreed to pay civil penalties of USD 1.0 billion plus interest. In the year ended 31 December 2015, the Company paid USD 204 million, including interest, representing the final installment due under the Consent Decree.

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9.11.1.5  PSC Settlement Agreement

On 29 May 2015, together with the PSC, the Company filed the PSC Settlement Agreement with the MDL Court for approval. Through the PSC Settlement Agreement, the Company agreed to pay a total of USD 212 million, plus up to USD 25 million for partial reimbursement of attorneys’ fees, to be allocated between two classes of plaintiffs, as follows: (1) private plaintiffs, businesses, and local governments who could have asserted punitive damages claims against the Company under general maritime law (the “Punitive Damages Class”); and (2) private plaintiffs who previously settled economic damages claims against BP and were assigned certain claims BP had made against the Company (the “Assigned Claims Class”). A court-appointed neutral representative established the allocation of the settlement payment to be 72.8% paid to the Punitive Damages Class and 27.2% paid to the Assigned Claims Class. In exchange for these payments, each of the classes agreed to release all respective claims it has against the Company. Members of the Punitive Damages Class were given the opportunity to opt out, and 30 claimants have elected to opt out, of the PSC Settlement Agreement. In June 2016 and August 2015, the Company made a cash deposit of USD 25 million and USD 212 million, respectively, into escrow accounts pending approval of the settlement by the MDL Court. On 15 February 2017, the MDL Court entered a final order and judgment approving the PSC Settlement Agreement, which is no longer subject to appeal. At 30 September 2017 and 31 December 2016, the aggregate cash balance in escrow accounts was USD 237 million, recorded in restricted cash.

9.11.1.6  Federal Securities claims

On 30 September 2010, a proposed federal securities class action was filed against the Company in the U.S. District Court for the Southern District of New York. In the action, a former shareholder of the acquired company alleged that the joint proxy statement related to the Company’s shareholder meeting in connection with the merger with the acquired company violated various securities laws and that the acquired company’s shareholders received inadequate consideration for their shares as a result of the alleged violations and sought compensatory and rescissory damages and attorneys’ fees. On 11 March 2014, the District Court for the Southern District of New York dismissed the claims as time-barred. Plaintiffs appealed to the U.S. Court of Appeals for the Second Circuit (the “Second Circuit”), but on 17 March 2016, the Second Circuit affirmed the dismissal. Plaintiffs filed a petition for writ of certiorari with the U.S. Supreme Court on 12 August 2016. On 27 June 2017, the petition was denied and the dismissal is now final.

9.11.1.7  Pending claims

As of the date of this Prospectus, numerous complaints remain pending against the Company, along with other unaffiliated defendants in the MDL Court. The Company believes its settlement with the PSC resolves many of these pending actions. As for any actions not resolved by these settlements, including any claims by individuals who opted out of the PSC Settlement Agreement, claims by the Mexican government under the Oil Pollution Act and maritime law actions, the Company is vigorously defending those claims and pursuing any and all defenses available. See Section 9.11.1.5 “PSC Settlement Agreement”

9.11.1.8  Insurance coverage

At the time of the Macondo well incident, the Company’s excess liability insurance program offered aggregate insurance coverage of USD 950 million, excluding a USD 15 million deductible and a USD 50 million self-insured layer through the Company’s wholly owned captive insurance subsidiary. This excess liability insurance coverage consisted of a first and a second layer of USD 150 million each, a third and fourth layer of

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USD 200 million each and a fifth layer of USD 250 million. The Company has recovered costs under the first four excess layers, the limits of which are now fully exhausted. The Company has submitted claims to the USD 250 million fifth layer, which is comprised of Bermuda market insurers (the “Bermuda Insurers”). In the nine months ended 30 September 2017 and the year ended 31 December 2016, the Company received cash proceeds of USD 10 million and USD 20 million, respectively, associated with settlements with two of the Bermuda Insurers.  The Company is in the early stages of arbitration with one of the Bermuda Insurers.  The Company cannot provide assurance that it will successfully recover additional proceeds under the policy limits with the Bermuda Insurers.

9.11.2Other legal proceedings

9.11.2.1  Asbestos litigation

In 2004, several of the Company’s subsidiaries were named, along with numerous other unaffiliated defendants, in 21 complaints filed on behalf of 769 plaintiffs in the Circuit Courts of the State of Mississippi, and in 2014, a group of similar complaints were filed in Louisiana. The plaintiffs, former employees of some of the defendants, generally allege that the defendants used or manufactured asbestos containing drilling mud additives for use in connection with drilling operations, claiming negligence, products liability, strict liability and claims allowed under the Jones Act and general maritime law. The plaintiffs generally seek awards of unspecified compensatory and punitive damages, but the court appointed special master has ruled that a Jones Act employer defendant, such as the Company, cannot be sued for punitive damages. As of 30 September 2017, 15 plaintiffs have claims pending in Mississippi and eight plaintiffs have claims pending in Louisiana in which the Company has or may have an interest. The Company intends to defend these lawsuits vigorously, although it can provide no assurance as to the outcome. The Company historically has maintained broad liability insurance, although it is not certain whether insurance will cover the liabilities, if any, arising out of these claims. Based on the Company’s evaluation of the exposure to date, it does not expect the liability, if any, resulting from these claims to have a material adverse effect on the Company’s consolidated statement of financial position, results of operations or cash flows.

One of the Company’s subsidiaries has been named as a defendant, along with numerous other companies, in lawsuits arising out of the subsidiary’s manufacture and sale of heat exchangers, and involvement in the construction and refurbishment of major industrial complexes alleging bodily injury or personal injury as a result of exposure to asbestos. As of 30 September 2017, the subsidiary was a defendant in approximately 123 lawsuits with a corresponding number of plaintiffs. For many of these lawsuits, the Company has not been provided with sufficient information from the plaintiffs to determine whether all or some of the plaintiffs have claims against the subsidiary, the basis of any such claims, or the nature of their alleged injuries. The operating assets of the subsidiary were sold and its operations were discontinued in 1989, and the subsidiary has no remaining assets other than insurance policies, rights and proceeds, including (i) certain policies subject to litigation and (ii) certain rights and proceeds held directly or indirectly through a qualified settlement fund. The subsidiary has in excess of USD 1.0 billion in insurance limits potentially available to the subsidiary. Although not all of the policies may be fully available due to the insolvency of certain insurers, the Company believes that the subsidiary will have sufficient funding directly or indirectly from settlements and payments from insurers, assigned rights from insurers and coverage-in-place settlement agreements with insurers to respond to these claims. While the Company cannot predict or provide assurance as to the outcome of these matters, the Company does not expect the ultimate liability, if any, resulting from these claims to have a material adverse effect on its consolidated statement of financial position, results of operations or cash flows.

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9.11.2.2  Rio de Janeiro tax assessment

In the year ended 31 December 2006, the state tax authorities of Rio de Janeiro in Brazil issued to one of the Company’s subsidiaries tax assessments on equipment imported into the state in connection with the Group’s operations, resulting from a preliminary finding by these authorities that the Group’s record keeping practices were deficient. At 30 September 2017, the aggregate tax assessment was for BRL 525 million, equivalent to approximately USD 166 million, including interest and penalties. In September 2006, the Company filed an initial response refuting these tax assessments, and, in September 2007, the state tax authorities confirmed that they believe the tax assessments are valid. On 27 September 2007, the Company filed an appeal with the state Taxpayer’s Council contesting the assessments. While the Company cannot predict or provide assurance as the final outcome of these proceedings, it does not expect it to have a material adverse effect on its condensed consolidated statement of financial position, results of operations or cash flows.

9.11.2.3  Nigerian Cabotage Act litigation

In October 2007, three of the Company’s subsidiaries were each served a Notice and Demand from the Nigeria Maritime Administration and Safety Agency, imposing a 2% surcharge on the value of all contracts performed by the Company’s subsidiaries in Nigeria pursuant to the Coastal and Inland Shipping (Cabotage) Act 2003 (the “Cabotage Act”). The Company’s subsidiaries each filed an originating summons in the Federal High Court in Lagos challenging the imposition of this surcharge on the basis that the Cabotage Act and associated levy is not applicable to drilling rigs. The respondents challenged the competence of the suits on several procedural grounds. The court upheld the objections and dismissed the suits. In December 2010, the Company’s subsidiaries filed a new joint Cabotage Act suit. While the Company cannot predict or provide assurance as to the outcome of these proceedings, it does not expect the proceedings to have a material adverse effect on its consolidated statement of financial position, results of operations or cash flows.

9.11.2.4  Norway tax investigations and trial

Norwegian civil tax authorities have challenged certain transactions undertaken by the Company’s subsidiaries in 1999, 2001 and 2002. On 26 June 2014, the Norwegian district court in Oslo ruled that the Company’s subsidiary was liable for the civil tax assessment but waived all penalties and penalty interest. On 9 January 2017, the Norwegian appeal court in Oslo ruled entirely in favor of the Company’s subsidiaries and overturned the district court with respect to the remaining question of principal tax obligations. On 10 February 2017, the tax authorities filed an appeal with the Norwegian Supreme Court. On 16 June 2017, the Norwegian Supreme Court rejected the appeal, formally closing the dispute in the Company’s favor.

9.11.2.5  Global Marine litigation

On 28 November 2017, Wilmington Trust Company, in its capacity as trustee, filed a lawsuit against Global Marine Inc. (“Global Marine”), an indirect subsidiary of the Company, seeking a declaratory judgment that Global Marine is in default under the indenture governing its USD 300 million of outstanding 7.00% Notes due June 2028.  The Group disagrees with the assertions in the lawsuit and believes that Global Marine is in compliance with the indenture and has meritorious defenses against these allegations, although it can make no assurance regarding the outcome of the lawsuit, including the actual amount that would be due in the event that the lawsuit is successful.  The notes are neither guaranteed by, nor recourse to, the Company or other subsidiaries of the Company.  However, should the court ultimately determine that an event of default had occurred, Global Marine could potentially be obligated to pay prior to scheduled maturity the principal amount

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of notes outstanding as well as other amounts under the indenture.  In addition, the acceleration of the amounts due under the indenture could, absent a waiver from the requisite lenders, result in an event of default under the Group’s currently undrawn USD 3 billion revolving credit facility.  Any requirement to pay all of the Global Marine notes prior to scheduled maturity or the inability of the Group to access the Group’s revolving credit facility, prior to their respective scheduled maturity dates, could have an adverse effect on the Group’s liquidity position.  The Group intends to vigorously defend the lawsuit.

9.11.2.6  Other environmental matters

The Company has certain potential liabilities under the Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”) and similar state acts regulating cleanup of various hazardous waste disposal sites, including those described below. CERCLA is intended to expedite the remediation of hazardous substances without regard to fault. Potentially responsible parties (“PRPs”) for each site include present and former owners and operators of, transporters to and generators of the substances at the site. Liability is strict and can be joint and several.

The Company has been named as a PRP in connection with a site located in Santa Fe Springs, California, known as the Waste Disposal, Inc. site. The Company and other PRPs have agreed with the EPA and the DOJ to settle its potential liabilities for this site by agreeing to perform the remaining remediation required by the EPA. The parties to the settlement have entered into a participation agreement, which makes the Company liable for approximately 8% of the remediation and related costs. The remediation is complete, and the Company believes its share of the future operation and maintenance costs of the site is not material. There are additional potential liabilities related to the site, but these cannot be quantified, and the Company has no reason at this time to believe that they will be material.

One of the Company’s subsidiaries has been ordered by the California Regional Water Quality Control Board (“CRWQCB”) to develop a testing plan for a site known as Campus 1000 Fremont in Alhambra, California, which is now a part of the San Gabriel Valley, Area 3, Superfund site. The Company was also advised that one or more of its subsidiaries that formerly owned and operated the site would likely be named by the EPA as PRPs. The current property owner, an unrelated party, performed the required testing and detected no contaminants. In discussions with CRWQCB staff, the Company was advised of the CRWQCB’s intent to issue a “no further action” letter, but it has not yet been received by the Company. Based on the test results, the Company would contest any potential liability. The Company has no knowledge at this time of the potential cost of any remediation, who else will be named as PRPs, and whether in fact any of the Company’s subsidiaries are responsible parties. The subsidiaries in question do not own any operating assets and have limited ability to respond to any liabilities.

Resolutions of other claims by the EPA, the involved state agency or PRPs are at various stages of investigation. These investigations involve determinations of (a) the actual responsibility attributed to the Company and the other PRPs at the site, (b) appropriate investigatory or remedial actions and (c) allocation of the costs of such activities among the PRPs and other site users. The Company’s ultimate financial responsibility in connection with those sites may depend on many factors, including (i) the volume and nature of material, if any, contributed to the site for which the Company is responsible, (ii) the number of other PRPs and their financial viability and (iii) the remediation methods and technology to be used.

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It is difficult to quantify with certainty the potential cost of these environmental matters, particularly in respect of remediation obligations. Nevertheless, based upon the information currently available, the Company believes that its ultimate liability arising from all environmental matters, including the liability for all other related pending legal proceedings, asserted legal claims and known potential legal claims which are likely to be asserted, is adequately accrued and should not have a material effect on its consolidated statement of financial position or results of operations.

9.11.2.7  Other matters

The Company is involved in various tax matters, various regulatory matters, and a number of claims and lawsuits, asserted and unasserted, all of which have arisen in the ordinary course of business. The Company cannot predict with certainty the outcome or effect of any of the litigation matters specifically described above or of any such other pending, threatened, or possible litigation or liability. The Company can provide no assurance that its beliefs or expectations as to the outcome or effect of any tax, regulatory, lawsuit or other litigation matter will prove correct and the eventual outcome of these matters could materially differ from management’s current estimates.

In addition to the legal proceedings described above, the Company may from time to time identify other matters that it monitors through its compliance program and in response to events arising generally within its industry and in the markets where the Company does business. For example, in the year ended 31 December 2015, the Company began investigating statements made by a former employee of Petróleo Brasileiro S.A. (“Petrobras”) related to the award to the Company of a drilling services contract in Brazil. These statements were made in connection with an ongoing criminal investigation by the Brazilian authorities into Petrobras and certain other companies and individuals. The Company has completed its internal investigation and has not identified any wrongdoing by any of the Company’s employees or agents in connection with its business. The Company has voluntarily met with governmental authorities in the U.S. to discuss the statements made by the former Petrobras employee and its internal investigation as well as its findings. The Company will continue to investigate these types of allegations and cooperate with governmental authorities.

Other than as set out in this Section 9.11, neither the Company nor any other company in the Group is, nor has been, during the course of the preceding twelve months involved in any legal, governmental or arbitration proceedings which may have, or have had in the recent past, significant effects on the Company’s and/or the Group’s financial position or profitability, and the Company is not aware of any such proceedings which are pending or threatened.

9.12Material contracts

Other than as set out below and contracts entered into in the ordinary course of business; there are no contracts that are material to the Group.

Dispositions—On 31 May 2017, the Company completed the sale of 10 high-specification jackups and novated the contracts relating to the construction of five high-specification jackups, together with related assets. In the nine months ended 30 September 2017, as a result of the transaction, the Company received aggregate net cash proceeds of USD 319 million and recognized an aggregate net loss of USD 1.6 billion associated with the disposal of these assets. See Section 12.5 “Consolidated Results of Operations” and Section 9.7 “The fleet.”

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Transocean Partners—On 9 December 2016, Transocean Partners LLC completed a merger with one of the Company’s subsidiaries as contemplated under the Agreement and Plan of Merger, dated 31 July 2016 and as amended on 21 November 2016. Following the completion of the merger, Transocean Partners LLC became a wholly owned indirect subsidiary of the Company. Each Transocean Partners LLC common unit that was issued and outstanding immediately prior to the closing, other than the units held by the Company and its subsidiaries, was converted into the right to receive 1.20 of the Company’s shares. To complete the merger, the Company issued 23.8 million shares from conditional capital.

Songa Offshore SE—On 13 August 2017, the Company entered into a Transaction Agreement with Songa Offshore and TINC, as amended, pursuant to which the Company will offer to acquire all of the Songa Shares, as described in this Offer Document. See Section 5 “The terms of the Offer.”

9.13Property, plants and equipment

The Group’s most important assets are the vessels currently in operation. A description of the Group’s existing fleet is provided in Section 9.7 “The fleet.”

9.14Environmental, Health and Safety Matters

The Company’s operations are subject to a variety of global environmental regulations. The Company monitors its compliance with environmental regulation in each country of operation and, while it sees an increase in general environmental regulation, the Company has made and will continue to make the required expenditures to comply with current and future environmental requirements. The Company makes expenditures to further its commitment to environmental improvement and the setting of a global environmental standard. The Company assesses the environmental impacts of its business, focusing on the areas of greenhouse gas emissions, climate change, discharges and waste management. The Company’s actions are designed to reduce risk in its current and future operations, to promote sound environmental management and to create a proactive environmental program. To date, the Company has not incurred material costs in order to comply with recent environmental legislation, and does not believe that its compliance with such requirements will have a material adverse effect on its competitive position, consolidated results of operations or cash flows. For a discussion of the effects of environmental regulation, see Section 2.2 “Risks related to the industry in which the Group operates—Compliance with or breach of environmental laws can be costly, expose the Group to liability and could limit the Group’s operations.” For certain material environmental claims pending against the Group, see Section 9.11 “Litigation and disputes.”

9.15Insurance

The Company has two main types of insurance coverage: (1) hull and machinery coverage for physical damage to the Company’s property and equipment and (2) excess liability coverage, which generally covers offshore risks, such as personal injury, third-party property claims, and third-party non-crew claims, including wreck removal and pollution. The Company generally has no hull and machinery insurance coverage for damages caused by named storms in the U.S. Gulf of Mexico. The Company maintains per occurrence deductibles that generally range up to USD 10 million for various third-party liabilities and an additional aggregate annual deductible of USD 50 million, which is self-insured through the Company’s wholly-owned captive insurance company. The Company also retains the risk for any liability in excess of its USD 750 million excess liability coverage. However, pollution and environmental risks generally are not completely insurable. For a discussion of the risks of the Groups insurance coverage, see Section 2.1 Risks related to the business of the Group— The

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Group’s business involves numerous operating hazards, and the Group’s insurance and indemnities from its customers may not be adequate to cover potential losses from the Group’s operations.”

In addition, directors’ and officers’ (“D&O”) liability insurance is in force for the members of the Board of Directors and the management. The Company considers the Group to be adequately covered with regard to the nature of the business activities of the Group and the related risks in the context of available insurance offerings and premiums. The Management regularly reviews the adequacy of the insurance coverage. However, no assurance can be given that the Group will not incur any damages that are not covered by its insurance policies or that exceed the coverage limits of such insurance policies.

9.16Joint Venture, Agency and Sponsorship Relationships and Other Investments

In some areas of the world, local customs and practice or governmental requirements necessitate the formation of joint ventures with local participation. The Group may or may not control these joint ventures. The Group is an active participant in several joint venture drilling companies, principally in Angola, Indonesia, Malaysia and Nigeria. Local laws or customs in some areas of the world also effectively mandate establishment of a relationship with a local agent or sponsor. When appropriate in these areas, the Group enters into agency or sponsorship agreements. At 30 September 2017, joint ventures in which the Group participated were as follows:

•

The Group holds a 65% interest in ADDCL, a consolidated Cayman Islands joint venture company formed to own Discoverer Luanda, which operates in Angola. The Group’s local partner, Angco Cayman Limited, a Cayman Islands company, holds the remaining 35% interest in ADDCL. Angco Cayman Limited has the right to exchange its interest in the joint venture for cash at an amount based on an appraisal of the fair value of the drillship, subject to certain adjustments.

•

The Group holds a 24% direct interest and a 36% indirect interest in Indigo Drilling Limited (“Indigo”), a consolidated Nigerian joint venture company formed to engage in drilling operations offshore Nigeria. The Group’s local partners, Mr. Fidelis Oditah and Mr. Chima Ibeneche, each hold a 12.5% direct interest, and the Group’s other partners, Mr. Joseph Obi and Mr. Ben Osuno, together own a 15% indirect interest, in Indigo.

Additionally, the Group holds interests in certain joint venture companies in Angola, Indonesia, Malaysia, Nigeria and other countries that have been formed to perform certain management services and other onshore support services for the Group’s operations.

9.17Dependency on contracts, patents, licenses etc.

It is the Company’s opinion that the Group’s existing business or profitability is not dependent upon any material contracts, patents or licenses.

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12OPERATING AND FINANCIAL REVIEW

This operating and financial review should be read together with Section 11 “Selected Financial and Other Information” and the Financial Statements and Interim Financial Statements and related notes incorporated by reference into this Prospectus. See Section 19.3 “Incorporation by reference.” This operating and financial review contains forward-looking statements. These forward-looking statements are not historical facts, but are based on the Group’s current expectations, estimates, assumptions and projections about the Group’s industry, business and future financial results. Actual results could differ materially from the results contemplated by these forward-looking statements because of a number of factors, including those discussed in Section 2 “Risk Factors” and Section 4.3 “Cautionary note regarding forward-looking statements,” as well as other Sections of this Prospectus.

12.1Business

The Group is a leading international provider of offshore contract drilling services for oil and gas wells.5 As of 31 October 2017, the Group’s offshore drilling fleet consists of 26 ultra-deepwater floaters, seven harsh environment floaters, two deepwater floaters and four midwater floaters. As of 31 October 2017, the Company also had three ultra-deepwater drillships under construction or under contract to be constructed. The Company also operates two high-specification jackups that were under drilling contracts when the rigs were sold, and the Company will continue to operate these jackups until completion or novation of their respective drilling contracts. For further information on the Group’s operations, see Section 9 “Business of the Group.”

12.2Basis for preparation of financial information

12.2.1Critical accounting policies and estimates

The Company considers the following to be its critical accounting policies and estimates since they are very important to the portrayal of the Company’s financial condition and results, requiring its most subjective and complex judgments. The Company has discussed the development, selection and disclosure of such policies and estimates with the Audit Committee. For a discussion of the Group’s significant accounting policies, refer to the Notes to Consolidated Financial Statements—Note 2—Significant Accounting Policies in the Financial Statements and the Notes to Condensed Consolidated Financial Statements—Note 2—Significant Accounting Policies in the Interim Financial Statements incorporated by reference to this Prospectus.

The Company prepares its consolidated financial statements in accordance with U.S. GAAP, which requires the Company to make estimates that affect the reported amounts of assets, liabilities, revenues, expenses and related disclosures of contingent assets and liabilities. These estimates require significant judgments and assumptions. The Company bases its estimates on historical experience and on various other assumptions that its believes are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying amounts of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

Income taxes—The Company is a Swiss corporation, operating through various subsidiaries in a number of countries throughout the world. The Company provides for income taxes based upon the tax laws and rates in the countries in which it operates and earns income. The relationship between the provision for or benefit from income taxes and income or loss before income taxes can vary significantly from period to period because the countries in which the Company operates have taxation regimes that vary with respect to the nominal tax rate

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and the availability of deductions, credits and other benefits. Generally, the Company’s annual marginal tax rate is lower than its annual effective tax rate. Consequently, the Company’s income tax expense does not change proportionally with its income before income taxes. Variations also arise when income earned and taxed in a particular country or countries fluctuates from year to year.

5  Source: the Company.

The Company’s annual tax provision is based on expected taxable income, statutory rates and tax planning opportunities available to it in the various jurisdictions in which it operates. The determination of the Company’s annual tax provision and evaluation of its tax positions involves interpretation of tax laws in the various jurisdictions and requires significant judgment and the use of estimates and assumptions regarding significant future events, such as the amount, timing and character of income, deductions and tax credits. The Company’s tax liability in any given year could be affected by changes in tax laws, regulations, agreements, and treaties, currency exchange restrictions or its level of operations or profitability in each jurisdiction. Additionally, the Company operates in many jurisdictions where the tax laws relating to the offshore drilling industry are not well developed. Although the Company’s annual tax provision is based on the best information available at the time, a number of years may elapse before the tax liabilities in the various jurisdictions are ultimately determined.

The Company maintains liabilities for estimated tax exposures in its jurisdictions of operation, and the provisions and benefits resulting from changes to those liabilities are included in its annual tax provision along with related interest. Tax exposure items include potential challenges to permanent establishment positions, intercompany pricing, disposition transactions, and withholding tax rates and their applicability. These exposures are resolved primarily through the settlement of audits within these tax jurisdictions or by judicial means, but can also be affected by changes in applicable tax law or other factors, which could cause the Company to revise past estimates. At 31 December 2016, the liability for estimated tax exposures in the Company’s jurisdictions of operation was approximately USD 370 million.

The Company is currently undergoing examinations in a number of taxing jurisdictions for various fiscal years. The Company reviews its liabilities on an ongoing basis and, to the extent audits or other events cause it to adjust the liabilities accrued in prior periods, the Company recognizes those adjustments in the period of the event. The Company does not believe it is possible to reasonably estimate the future impact of changes to the assumptions and estimates related to the Company’s annual tax provision because changes to its tax liabilities are dependent on numerous factors that cannot be reasonably projected. These factors include, among others, the amount and nature of additional taxes potentially asserted by local tax authorities; the willingness of local tax authorities to negotiate a fair settlement through an administrative process; the impartiality of the local courts; and the potential for changes in the taxes paid to one country that either produce, or fail to produce, offsetting tax changes in other countries.

The Company does not provide for taxes on unremitted earnings of subsidiaries when it considers such earnings to be indefinitely reinvested. The Company recognizes deferred taxes related to the earnings of certain subsidiaries that it does not consider to be indefinitely reinvested or that will not be permanently reinvested in the future. If facts and circumstances cause the Company to change its expectations regarding future tax consequences, the resulting adjustments to the Company’s deferred tax balances could have a material effect on its consolidated statement of financial position, results of operations or cash flows. At 31 December 2016, the

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amount of indefinitely reinvested earnings was approximately USD 2.5 billion. Should the Company make a distribution from the unremitted earnings of these subsidiaries, the Company could be subject to taxes payable to various jurisdictions. The Company estimates taxes in the range of USD 200 million to USD 250 million would be payable upon distribution of all previously unremitted earnings at 31 December 2016.

Estimates, judgments and assumptions are required in determining whether deferred tax assets will be fully or partially realized. In evaluating the ability to realize deferred tax assets, the Company considers all available positive and negative evidence, including projected future taxable income and the existence of cumulative losses in recent years. When it is estimated to be more likely than not that all or some portion of certain deferred tax assets, such as foreign tax credit carryovers or net operating loss carryforwards, will not be realized, the Company establishes a valuation allowance for the amount of the deferred tax assets that is considered to be unrealizable. The Company continually evaluates strategies that could allow for the future utilization of its deferred tax assets. During the year ended 31 December 2016, in evaluating its projected realizability of deferred tax assets, the Company took into account plans to combine certain subsidiaries. During the year ended 31 December 2015, in evaluating its future realization of deferred tax assets, the Company took into account plans to centralize ownership of certain rigs among its subsidiaries, which resulted in utilization of additional deferred tax assets against income from operations. During the year ended 31 December 2014, the Company did not make any significant changes to its valuation allowance against deferred tax assets.

See Note 7 to the Financial Statements incorporated by reference to this Prospectus.

Property and equipment—The carrying amount of property and equipment is subject to various estimates, assumptions, and judgments related to capitalized costs, useful lives and salvage values and impairments. At 31 December 2016 and 2015, the carrying amount of the Company’s property and equipment was USD 21.1 billion and USD 20.8 billion, representing 78% and 79%, respectively, of the Company’s total assets.

Capitalized costs—The Company capitalizes costs incurred to enhance, improve and extend the useful lives of its property and equipment and expense costs incurred to repair and maintain the existing condition of its rigs. For newbuild construction projects, the Company also capitalizes the initial preparation, mobilization and commissioning costs incurred until the drilling unit is placed into service. Capitalized costs increase the carrying amounts and depreciation expense of the related assets, which also impact the Company’s results of operations.

Useful lives and salvage values— The Company depreciates its assets using the straight-line method over their estimated useful lives after allowing for salvage values. The Company estimates useful lives and salvage values by applying judgments and assumptions that reflect both historical experience and expectations regarding future operations, rig utilization and asset performance. Useful lives and salvage values of rigs are difficult to estimate due to a variety of factors, including (a) technological advances that impact the methods or cost of oil and gas exploration and development, (b) changes in market or economic conditions, and (c) changes in laws or regulations affecting the drilling industry. Applying different judgments and assumptions in establishing the useful lives and salvage values would likely result in materially different net carrying amounts and depreciation expense for the Company’s assets. The Company reevaluates the remaining useful lives and salvage values of its rigs when certain events occur that directly impact the useful lives and salvage values of the rigs, including changes in operating condition, functional capability and market and economic factors. When evaluating the remaining useful lives of rigs, the Company also considers major capital upgrades required to perform certain contracts and the long-term impact of those upgrades on future marketability. At 31 December 2016, a

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hypothetical one-year increase in the useful lives of all of the Company’s rigs would cause a decrease in the Company’s annual depreciation expense of approximately USD 49 million and a hypothetical one-year decrease would cause an increase in the Company’s annual depreciation expense of approximately USD 53 million.

Long-lived asset impairment— The Company reviews its property and equipment for impairment when events or changes in circumstances indicate that the carrying amounts of its assets held and used may not be recoverable or when carrying amounts of assets held for sale exceed fair value less cost to sell. Potential impairment indicators include rapid declines in commodity prices and related market conditions, declines in day rates or utilization, cancellations of contracts or credit concerns of multiple customers. During periods of oversupply, the Company may idle or stack rigs for extended periods of time or it may elect to sell certain rigs for scrap, which could be an indication that an asset group may be impaired since supply and demand are the key drivers of rig utilization and the Company’s ability to contract its rigs at economical rates. The Company’s rigs are mobile units, equipped to operate in geographic regions throughout the world and, consequently, the Company may move rigs from an oversupplied market sector to a more lucrative and undersupplied market sector when it is economical to do so. Many of the Company’s contracts generally allow the Company’s customers to relocate its rigs from one geographic region to another, subject to certain conditions, and the Company’s customers utilize this capability to meet their worldwide drilling requirements. Accordingly, the Company’s rigs are considered to be interchangeable within classes or asset groups, and the Company evaluates impairment by asset group. The Company considers its asset groups to be ultra-deepwater floaters, harsh environment floaters, deepwater floaters and midwater floaters.

The Company assesses recoverability of assets held and used by projecting undiscounted cash flows for the asset group being evaluated. When the carrying amount of the asset group is determined to be unrecoverable, the Company recognizes an impairment loss, measured as the amount by which the carrying amount of the asset group exceeds its estimated fair value. To estimate the fair value of each asset group, the Company applies a variety of valuation methods, incorporating income, market and cost approaches. The Company may weigh the approaches, under certain circumstances, when relevant data is limited, when results are inconclusive or when results deviate significantly. The Company’s estimate of fair value generally requires it to use significant unobservable inputs, representative of a Level 3 fair value measurement, including assumptions related to the long-term future performance of the Company’s asset groups, such as projected revenues and costs, day rates, rig utilization and revenue efficiency. These projections involve uncertainties that rely on assumptions about demand for the Company’s services, future market conditions and technological developments. Because the Company’s business is cyclical in nature, the results of its impairment testing are expected to vary significantly depending on the timing of the assessment relative to the business cycle. Altering either the timing of or the assumptions used to estimate fair value and significant unanticipated changes to the assumptions could materially alter an outcome that could otherwise result in an impairment loss. Given the nature of these evaluations and their application to specific asset groups and specific time periods, it is not possible to reasonably quantify the impact of changes in these assumptions.

In the year ended 31 December 2016, the Company recognized a loss of USD 52 million, which had no tax effect, associated with the impairment of the deepwater floater asset group. In the year ended 31 December 2015, the Company recognized losses of USD 507 million (USD 481 million, net of tax) and USD 668 million (USD 654 million, net of tax) associated with the impairment of the deepwater floater asset group and the midwater floater asset group, respectively. In the year ended 31 December 2014, the Company

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recognized a loss of USD 788 million (USD 693 million, net of tax) associated with the impairment of the deepwater floater asset group.

See Note 6 to the Financial Statements incorporated by reference to this Prospectus.

Revenue recognition—The Company’s contracts to provide offshore drilling services are individually negotiated and vary in their terms and provisions. The Company obtains most of its drilling contracts through competitive bidding against other contractors and direct negotiations with operators. Drilling contracts generally provide for payment on a day rate basis, with higher rates for periods while the drilling unit is operating and lower rates or zero rates for periods of mobilization or when drilling operations are interrupted or restricted by equipment breakdowns, adverse environmental conditions or other conditions beyond the Company’s control. A day rate drilling contract generally extends over a period of time covering either the drilling of a single well or group of wells or covering a stated term. The Company recognizes operating revenues as they are realized and earned and can be reasonably measured, based on contractual day rates, and when collectability is reasonably assured. For contractual daily rate contracts, the Company recognizes the losses for loss contracts as such losses are incurred.

Certain of the Company’s drilling contracts may be cancelled for the convenience of the customer upon payment of an early termination payment. The Company recognizes revenues, presented in other revenues, associated with cancellations or early terminations over the period in which the Company satisfies its performance obligations based on the negotiated or contractual terms, which are typically specific to the contractual arrangement. In the years ended 31 December 2016 and 2015, the Company recognized revenues of USD 471 million and USD 505 million, respectively, associated with cancellations and early terminations.

Contingencies—The Company performs assessments of its contingencies on an ongoing basis to evaluate the appropriateness of its liabilities and disclosures for such contingencies. The Company establishes liabilities for estimated loss contingencies when it believes a loss is probable and the amount of the probable loss can be reasonably estimated. The Company recognizes corresponding assets for loss contingencies that it believes are probable of being recovered through insurance. Once established, the Company adjusts the carrying amount of a contingent liability upon the occurrence of a recognizable event when facts and circumstances change, altering its previous assumptions with respect to the likelihood or amount of loss. The Company recognizes liabilities for legal costs as they are incurred, and the Company recognizes a corresponding asset for those legal costs only if it expects such legal costs to be recovered through insurance. The Company’s estimates involve a significant amount of judgement. Actual results may differ from the Company’s estimates.

The Company has recognized a liability for estimated loss contingencies associated with litigation and investigations resulting from the Macondo well incident that it believes are probable and for which a reasonable estimate can be made. The litigation and investigations also give rise to certain loss contingencies that it believes are reasonably possible. Although the Company has not recognized a liability for such loss contingencies, these contingencies could increase the liabilities the Company ultimately recognizes. As of 31 December 2016 and 2015, the liability for estimated loss contingencies that the Company believes are probable and for which a reasonable estimate can be made was USD 250 million, recorded in other current liabilities.

See Note 13 to the Financial Statements incorporated by reference to this Prospectus.

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Pension and other postretirement benefits—The Company uses a 1 January measurement date for net periodic benefit costs and a 31 December measurement date for projected benefit obligations and plan assets. The Company measures its pension liabilities and related net periodic benefit costs using actuarial assumptions based on a market-related value of assets that reduces year-to-year volatility. In applying this approach, the Company recognizes investment gains or losses subject to amortization over a five-year period beginning with the year in which they occur. Investment gains or losses for this purpose are measured as the difference between the expected and actual returns calculated using the market-related value of assets. If gains or losses exceed 10% of the greater of plan assets or plan liabilities, the Company amortizes such gains or losses over the average expected future service period of the employee participants. Actual results may differ from these measurements under different conditions or assumptions. Future changes in plan asset returns, assumed discount rates and various other factors related to the pension plans will impact the Company’s future pension obligations and net periodic benefit costs.

Additionally, the pension obligations and related net periodic benefit costs for the Company’s defined benefit pension and other postretirement benefit plans are actuarially determined and are affected by assumptions, including long-term rate of return, discount rates, mortality rates and employee turnover rates. Because the Company’s defined benefit plans have ceased accruing benefits, certain assumptions, including compensation increases and health care cost trend rates no longer apply. The two most critical assumptions are the long-term rate of return and the discount rate. For the long-term rate of return of plan assets, the Company develops its assumptions based on historical experience and projected returns for the investments considering each plan’s target asset allocation and long-term asset class expected returns. For the discount rate, the Company develops its assumptions utilizing a yield curve approach based on Aa- rated corporate bonds and the expected timing of future benefit payments. The Company periodically evaluates its assumptions and, when appropriate, adjusts the recorded liabilities and expense. Changes in these and other assumptions used in the actuarial computations could impact the Company’s projected benefit obligations, pension liabilities, net periodic benefit costs and other comprehensive income.

See Note 12 to the Financial Statements incorporated by reference to this Prospectus.

12.2.2New and amended accounting standards

For a discussion of the new accounting pronouncements that have had or are expected to have an effect on the Company’s consolidated financial statements, see Note 3 to the Financial Statements incorporated by reference to this Prospectus.

12.3Significant factors affecting the Group’s results of operation and financial performance

The Group’s results of operations have been, and will continue to be, affected by a range of factors, many of which are beyond the Group’s control. The key factors that Management believes have had a material effect on the Group’s results of operations during the periods under review, as well as those considered likely to have a material effect on its results of operations in the future, are described below.

Business combination—On 13 August 2017, Transocean entered into the Transaction Agreement with Songa Offshore pursuant to which it will offer to acquire all of the issued and outstanding shares of Songa Offshore, subject to certain conditions, through the Offer. As of the date of this Prospectus, Songa Offshore owned and operated seven mobile offshore drillings units, including four harsh environment floaters and three midwater floaters.

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Transocean Partners—On 9 December 2016, Transocean Partners LLC completed a merger with one of the Company’s subsidiaries as contemplated under the Agreement and Plan of Merger, dated 31 July 2016 and as amended on 21 November 2016. Following the completion of the merger, Transocean Partners LLC became a wholly owned indirect subsidiary of the Company. Each Transocean Partners LLC common unit that was issued and outstanding immediately prior to the closing, other than the units held by the Company and its subsidiaries, was converted into the right to receive 1.20 of the Company’s shares. To complete the merger, the Company issued 23.8 million shares from conditional capital.

Dispositions—On 31 May 2017, the Company completed the sale of 10 high-specification jackups and novated the contracts relating to the construction of five high-specification jackups, together with related assets. In the nine months ended 30 September 2017, as a result of the transaction, the Company received aggregate net cash proceeds of USD 319 million and recognized an aggregate net loss of USD 1.6 billion associated with the disposal of these assets.

During the year ended 31 December 2016, the Company completed the sale for scrap value of three deepwater floaters and eight midwater floaters, along with related assets, for which the Company received net cash proceeds of USD 22 million, and recognized an aggregate net gain of USD 13 million.

Impairments— During the nine months ended 30 September 2017, the Company recognized a loss of USD 1.4 billion associated with the impairment of five ultra deepwater floaters, one deepwater floater and two midwater floaters, along with related assets, which were classified as held for sale at the time of impairment.

During the three months ended 30 June 2017, the Company identified indicators that the asset groups in its contract drilling services reporting unit may not be recoverable. Such indicators included recent significant declines in commodity prices and the market value of the Company’s stock, a reduction of projected dayrates and a further extension of currently low utilization rates. As a result of the Company’s testing, the Company determined that the carrying amount of the midwater floater asset group was impaired. In the nine months ended 30 September 2017, the Company recognized a loss of USD 94 million, which had no tax effect, associated with the impairment of the midwater floater asset group.

During the year ended 31 December2016, the Company identified indicators that the asset groups in its contract drilling services reporting unit may not be recoverable. Such indicators included a reduction of projected dayrates and an extension to the currently low utilization rates. In the year ended 31 December 2016, as a result of impairment testing, the Company determined that its deepwater asset group was impaired, and the Company recognized a loss of USD 52 million, which had no tax effect, associated with the impairment of these held and used assets. In the year ended 31 December 2016, the Company committed to a plan to sell for scrap value three deepwater floaters and eight midwater floaters, along with assets. As a result, the Company recognized an aggregate loss of USD 41 million (USD 39 million, net of tax), associated with the impairment of these held for sale assets.

Debt issuance— On 17 October 2017, the Company completed an offering of an aggregate principal amount of USD 750 million of 7.50% senior unsecured notes due January 2026, and received aggregate cash proceeds of USD 742 million, net of issue costs.  The Company intends to use the majority of the net proceeds from the debt offering to repay or redeem certain maturing debt.

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On 5 May 2017, the Company’s wholly owned subsidiary completed an offering of an aggregate principal amount of USD 410 million of 5.52% Senior Secured Notes due May 2022, and the Company’s subsidiary received aggregate cash proceeds of USD 403 million, net of issue costs.

On 21 July 2016, the Company completed an offering of an aggregate principal amount of USD 1.25 billion of 9.00% senior unsecured notes due 15 July 2023, and the Company received aggregate cash proceeds of USD 1.21 billion, net of initial discount and costs payable by the Company. On 19 October 2016, the Company completed an offering of an aggregate principal amount of USD 600 million of 7.75% senior secured notes due 15 October 2024, and the Company received aggregate cash proceeds of USD 583 million, net of initial discount and costs payable by the Company. On 8 December 2016, the Company completed an offering of an aggregate principal amount of USD 625 million of 6.25% senior secured notes due 1 December 2024, and the Company received aggregate cash proceeds of USD 609 million, net of initial discount and costs payable by the Company.

Debt retirements—On 11 July 2017, the Company completed cash offers to purchase (the “2017 Debt Tender Offers”) up to USD 1.5 billion aggregate principal amount of certain of the Company’s debt securities (the “2017 Tendered Notes”). The Company received valid tenders from holders of USD 1.2 billion aggregate principal amount of the 2017 Tendered Notes. As a result, the Company made an aggregate cash payment of USD 1.3 billion and recognized or expect to recognize an aggregate net loss of USD 48 million associated with the retirement of such debt, validly tendered on or before the expiration date of the 2017 Debt Tender Offers.

During the nine months ended 30 September 2017, the Company completed transactions to repurchase in the open market an aggregate principal amount of USD 147 million of the Company’s debt securities for an aggregate cash payment of USD 147 million. As a result, in the nine months ended 30 September 2017, the Company recognized an aggregate net loss of USD 1 million associated with the retirement of such repurchased debt.

During the year ended 31 December 2016, the Company completed transactions to repurchase in the open market an aggregate principal amount of USD 399 million of the Company’s debt securities for an aggregate cash payment of USD 354 million. As a result, the Company recognized an aggregate gain of USD 44 million associated with the retirement of debt.

On 1 August 2016, the Company completed a tender offer (the “2016 Debt Tender Offers”) to purchase for cash up to USD 1.0 billion aggregate principal amount of certain of the Company’s outstanding senior notes (collectively, the “2016 Tendered Notes”). In connection with the 2016 Debt Tender Offers, the Company received valid tenders from holders of an aggregate principal amount of USD 981 million of the 2016 Tendered Notes, and the Company made an aggregate cash payment of USD 876 million to settle the 2016 Tendered Notes. In the year ended 31 December 2016, as a result of the retirement of the 2016 Tendered Notes, the Company recognized an aggregate gain of USD 104 million associated with the retirement of debt.

Fleet expansion— In October 2017, the Company completed construction of and placed into service the ultra deepwater floater Deepwater Pontus. During the year ended 31 December 2016, the Company completed construction of and placed into service the ultra-deepwater floaters Deepwater Thalassa,  Deepwater Proteus and Deepwater Conqueror.

Drilling contract terminations—As a result of recent market conditions, the Company has observed an unprecedented level of early drilling contract terminations in the contract drilling industry. In September 2017,

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the Company received notice from one of its customers that it elected to exercise its contractual option to terminate the drilling contract for the ultra deepwater drillship Discoverer Clear Leader, effective November 2017, prior to its previously agreed expiration in October 2018.  As a result of the early termination, the Company expects to receive approximately USD 148 million in termination fees. In the year ended 31 December 2016, the Company recognized revenues of USD 471 million and received aggregate cash proceeds of USD 453 million associated with early terminated or cancelled drilling contracts.

Markets for the Company’s shares— The Company’s shares are listed on the NYSE under the ticker symbol “RIG” and were previously listed on the SIX Swiss Exchange (“SIX”) under the symbol “RIGN.”  Effective 31 March 2016, at the Company’s request, the shares were delisted from the SIX.

Par value reduction—On 29 October 2015, at the Company’s extraordinary general meeting, the Company’s shareholders approved the reduction of the par value of each of the Company’s shares to CHF 0.10 from the original par value of CHF 15.00. The reduction of the par value became effective as of 7 January 2016 upon registration in the commercial register.

12.4Performance and other key indicators

12.4.1Contract backlog

Contract backlog is defined as the maximum contractual operating day rate multiplied by the number of days remaining in the firm contract period, excluding revenues for mobilization, demobilization and contract preparation or other incentive provisions, which are not expected to be significant to the Company’s contract drilling revenues. Average contractual day rate relative to the Company’s contract backlog is defined as the maximum contractual operating day rate to be earned per operating day in the measurement period. An operating day is defined as a day for which a rig is contracted to earn a day rate during the firm contract period after commencement of operations.

The contract backlog represents the maximum contract drilling revenues that can be earned considering the contractual operating day rate in effect during the firm contract period and represents the basis for the maximum revenues in the Company’s revenue efficiency measurement. To determine maximum revenues for purposes of calculating revenue efficiency, however, the Company includes the revenues earned for mobilization, demobilization and contract preparation, other incentive provisions or cost escalation provisions which are excluded from the amounts presented for contract backlog.

The Company’s contract backlog includes only firm commitments, which are represented by signed drilling contracts or, in some cases, by other definitive agreements awaiting contract execution. The Company’s contract backlog includes amounts associated with the Company’s newbuild units that are currently under construction. The contractual operating day rate may be higher than the actual day rate the Company ultimately receives or an alternative contractual day rate, such as a waiting-on-weather rate, repair rate, standby rate or force majeure rate, may apply under certain circumstances. The contractual operating day rate may also be higher than the actual day rate the Company ultimately receives because of a number of factors, including rig downtime or suspension of operations. In certain contracts, the day rate may be reduced to zero if, for example, repairs extend beyond a stated period of time.

In September 2017, one of the Company's customers notified the Company of its election to early terminate the drilling contract for the ultra deepwater drillship Discoverer Clear Leader, effective November 2017, prior to its

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expiration in October 2018.  The Company's contract backlog for ultra deepwater floaters presented as of 26 October 2017, reflects a reduction of approximately USD 206 million of backlog related to the early termination of this contract.

In December 2016, a subsidiary of Chevron issued a notice of early termination of the drilling contract for Deepwater Asgard, effective 3 February 2017. In January 2017, Chevron adjusted the termination date to be 13 January 2017. As a result of the termination, the Company’s contract backlog for ultra-deepwater floaters reflects a reduction of approximately USD 110 million to remove the backlog related to this contract. During the year ended 31 December 2016, the Company's customers early terminated or cancelled drilling contracts for Deepwater Champion,  Deepwater Millennium,  Discoverer Deep Seas,  Discoverer India,  GSF Constellation II,  GSF Development Driller I and Transocean John Shaw.

On 31 May 2017, the Company completed the sale of 10 high-specification jackups and novated the contracts relating to the construction of five high-specification jackups, together with related assets. At 26 October 2017, the contract backlog for the high-specification jackups represents the contract backlog associated with the two high-specification jackups that the Company continues to operate following the sale.

The actual amounts of revenues earned and the actual periods during which revenues are earned will differ from the amounts and periods shown in the tables above due to various factors, including shipyard and maintenance projects, unplanned downtime and other factors that result in lower applicable day rates than the full contractual operating day rate. Additional factors that could affect the amount and timing of actual revenue to be recognized include customer liquidity issues and contract terminations, which are available to the Company’s customers under certain circumstances.

12.4.2Average daily revenue

Average daily revenue is defined as contract drilling revenues earned per operating day. An operating day is defined as a calendar day during which a rig is contracted to earn a day rate during the firm contract period after commencement of operations. The Company’s average daily revenue fluctuates relative to market conditions and the Company’s revenue efficiency. The average daily revenue may also be affected by revenues for lump sum bonuses or demobilization fees received from the Company’s customers. The Company’s total fleet average daily revenue is also affected by the mix of rig classes being operated, as deepwater floaters, midwater floaters and high-specification jackups are typically contracted at lower day rates compared to ultra-deepwater floaters and harsh environment floaters. The Company includes newbuilds in the calculation when the rigs commence operations upon acceptance by the customer. The Company removes rigs from the calculation upon disposal or classification as held for sale, except when the Company continues to operate rigs subsequent to sale, as the Company does with two of the high-specification jackups sold in May 2017.

12.4.3Revenue efficiency

Revenue efficiency is defined as actual contract drilling revenues for the measurement period divided by the maximum revenue calculated for the measurement period, expressed as a percentage. Maximum revenue is defined as the greatest amount of contract drilling revenues the drilling unit could earn for the measurement period, excluding amounts related to incentive provisions. The Company’s revenue efficiency rate varies due to revenues earned under alternative contractual day rates, such as a waiting-on-weather rate, repair rate, standby rate, force majeure rate or zero rate, that may apply under certain circumstances. The Company includes

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newbuilds in the calculation when the rigs commence operations upon acceptance by the customer. The Company excludes rigs that are not operating under contract, such as those that are stacked.

12.4.4Rig utilization

Rig utilization is defined as the total number of operating days divided by the total number of rig calendar days in the measurement period, expressed as a percentage. The Company’s rig utilization rate declines as a result of idle and stacked rigs and during shipyard and mobilization periods to the extent these rigs are not earning revenues. The Company includes newbuilds in the calculation when the rigs commence operations upon acceptance by the customer. The Company removes rigs from the calculation upon disposal, classification as held for sale or classification as discontinued operations. Accordingly, the Company’s rig utilization can increase when idle or stacked units are removed from the Company’s drilling fleet.

12.5Consolidated results of operations

The following information should be read in conjunction with the information contained in Section 2 “Risk Factors,” Section 9 “Business of the Group” and the audited consolidated financial statements and the notes thereto included under “Item 8. Financial Statements and Supplementary Data” of the Group’s annual report on Form 10‑K for the year ended 31 December 2016 filed on 7 March 2017 and the unaudited condensed consolidated financial statements and the notes thereto included under “Item 1. Financial Information” of the Group’s quarterly report on Form 10‑Q for the quarterly period ended 30 September 2017, which are incorporated by reference in this Prospectus.

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12.5.1Nine month period ended 30 September 2017 compared to the nine month period ended 30 September 2016

The following is an analysis of the Company’s operating results. See Section 12.4 “Performance and other key indicators” for definitions of operating days, average daily revenue, revenue efficiency and rig utilization.

	Nine months ended
	30 September
	2017	2016	Change	% Change
	(unaudited)	(unaudited)
	(In millions, except day amounts and percentages)
Operating days	6,513	8,042	(1,529)	(19)%
Average daily revenue	$328,800	$360,700	$(31,900)	(9)%
Revenue efficiency	97%	98%
Rig utilization	46%	49%

Contract drilling revenues	$2,142	$2,912	$(770)	(26)%
Other revenues	202	275	(73)	(27)%
	2,344	3,187	(843)	(26)%
Operating and maintenance expense	(999)	(1,561)	562	36%
Depreciation expense	(648)	(667)	19	3%
General and administrative expense	(113)	(125)	12	10%
Loss on impairment	(1,498)	(26)	(1,472)	nm
Gain (loss) on disposal of assets, net	(1,602)	8	(1,610)	nm
Operating income (loss)	(2,516)	816	(3,332)	nm
Other income (expense), net
Interest income	34	15	19	nm
Interest expense, net of amounts capitalized	(368)	(296)	(72)	(24)%
Gain (loss) on retirement of debt	(49)	148	(197)	nm
Other, net	7	9	(2)	(22)%
Income (loss) before income tax expense	(2,892)	692	(3,584)	nm
Income tax expense	(103)	(122)	19	16%
Net income (loss)	$(2,995)	$570	$(3,565)	nm

“nm” means not meaningful.

Operating revenues—Contract drilling revenues decreased for the nine months ended 30 September 2017, compared to the nine months ended 30 September 2016, primarily due to the following: (a) approximately USD 440 million resulting from additional rigs idle or stacked, (b) approximately USD 395 million resulting from rigs sold or classified as held for sale and (c) approximately USD 195 million resulting from lower dayrates. These decreases were partially offset by increased revenues as follows: (a) approximately USD 235 million resulting from the Company's three newbuild ultra deepwater drillships that commenced operations during the year ended 31 December 2016, and (b) approximately USD 40 million resulting from rigs reactivated since 1 January 2016.

Other revenues decreased for the nine months ended 30 September 2017, compared to the nine months ended 30 September 2016, due to the recognition of USD 138 million resulting from drilling contracts early terminated or cancelled by the Company's customers and approximately USD 21 million resulting from reimbursable items.  These decreases were partially offset by the recognition of USD 87 million of revenues awarded to the Company in connection with a drilling contract terminated by a customer in the year ended 31 December 2015.
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Costs and expenses—Operating and maintenance costs and expenses decreased for the nine months ended 30 September 2017, compared to the nine months ended 30 September 2016, primarily due to the following: (a) approximately USD 230 million resulting from rigs sold or classified as held for sale, (b) approximately USD 225 million resulting from a greater number of rigs idle or stacked, (c) approximately USD 85 million resulting from reduced onshore costs and (d) approximately USD 80 million resulting from reduced offshore costs. These decreases were partially offset by approximately USD 55 million of increased costs resulting from the Company's three newbuild ultra deepwater drillships that commenced operations in the year ended 31 December 2016.

Depreciation expense decreased for the nine months ended 30 September 2017, compared to the nine months ended 30 September 2016, primarily due to the following: (a) approximately USD 39 million of decreased depreciation resulting from rigs sold or classified as held for sale and (b) approximately USD 15 million of decreased depreciation primarily resulting from the impairment of the Company's midwater floater asset group and the retirement of other assets subsequent to 30 September 2016. These decreases were partially offset by approximately USD 35 million of increased depreciation associated with the Company's newbuild ultra deepwater drillships placed into service in the year ended 31 December 2016.

General and administrative expense decreased for the nine months ended 30 September 2017, compared to the nine months ended 30 September 2016, primarily due to the following: (a) approximately USD 5 million of reduced professional fees and (b) approximately USD 3 million of reduced personnel costs.

Loss on impairment or disposal of assets—In the nine months ended 30 September 2017, the Company recognized a loss on impairment related to the following: (a) a loss of USD 1.4 billion associated with the impairment of certain assets to be sold for scrap value or for alternative use, which were classified as held for sale at the time of impairment and (b) a loss of USD 94 million associated with the impairment of the Company's midwater floater asset group.  In the nine months ended 30 September 2016, the Company recognized a loss of USD 26 million associated with the impairment of certain assets classified as held for sale.

Loss on disposal of assets in the nine months ended 30 September 2017, was primarily the result of the completion of the sale of 10 high-specification jackups and novation of the contracts relating to the construction of five high-specification jackups, together with related assets.

Other income and expense—Interest expense, net of amounts capitalized, increased in the nine months ended 30 September 2017, compared to the nine months ended 30 September 2016, primarily due to the following: (a) approximately USD 142 million of increased interest expense resulting from debt issued subsequent to 30 September 2016, (b) approximately USD 50 million of increased interest expense resulting from reduced interest costs capitalized for the Company's newbuild ultra deepwater drillships that commenced operations during the year ended 31 December 2016 and (c) approximately USD 12 million of increased interest expense resulting from downgrades to the credit ratings for the Company's senior unsecured long term debt.  Partially offsetting these increases was approximately USD 120 million of decreased interest expense resulting from the retirement of debt.

Loss on retirement of debt in the nine months ended 30 September 2017, resulted primarily from the retirement of notes validly tendered in the 2017 Tender Offers.  Gain on retirement of debt in the nine months ended 30 September 2016, resulted primarily from the following: (a) an aggregate net gain of USD 104 million

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associated with the retirement of notes validly tendered in the 2016 Debt Tender Offers and (b) an aggregate gain of USD 44 million resulting from the retirement of notes repurchased in the open market.

Income tax expense—The Company operates internationally and provides for income taxes based on the tax laws and rates in the countries in which it operates and earns income.  In the nine months ended 30 September 2017 and 2016, the Company's effective tax rate, excluding discrete items, was 64.2 percent and 25.9 percent, respectively, based on income from continuing operations before income tax expense, after excluding certain items, such as losses on impairment and gains and losses on certain asset disposals.  The Company's effective tax rate increased in the nine months ended 30 September 2017 compared to the nine months ended 30 September 2016, primarily due to (a) changes in the relative blend of income from operations in certain jurisdictions and (b) valuation allowances on deferred tax assets for losses not expected to be realized. The Company considers the tax effect, if any, of the excluded items as well as settlements of prior year tax estimates to be discrete period tax expenses or benefits. In the nine months ended 30 September 2017 and 2016, the effect of the various discrete period tax items was a net tax benefit of USD 57 million and USD 24 million, respectively. In the nine months ended 30 September 2017, such discrete items were primarily related to tax benefit of changes in unrecognized tax benefit associated with tax positions taken in prior years, valuation allowances on deferred tax assets for foreign tax credits not expected to be realized, release of a valuation allowance on deferred tax assets for losses not expected to be realized and deductions related to resolution of certain litigation matters related to Macondo well incident. In the nine months ended 30 September 2016, such discrete items were primarily related to tax benefit of changes in unrecognized tax benefit associated with tax positions taken in prior years and valuation allowances on deferred tax assets for losses not expected to be realized.  For the nine months ended 30 September 2017 and 2016, these discrete tax items, coupled with the excluded income and expense items noted above, resulted in an effective tax rate of (3.6) percent and 17.8 percent, respectively, based on income from continuing operations before income tax expense. The Company's effective tax rate, after including the discrete tax items noted above, and excluding the income and expense items noted above, decreased mainly due to loss on impairment and disposal of assets with no tax benefit and valuation allowances recorded on U.S. deferred tax assets not expected to be realized.

In evaluating the Company's ability to realize deferred tax assets, the Company considers all available positive and negative evidence, including projected future taxable income and the existence of cumulative losses in recent years. As of 30 September 2017, the Company's consolidated cumulative loss incurred over the recent three year period, primarily due to losses on impairment and disposal of assets, represented significant objective negative evidence for the Company's evaluation.  Such evidence, together with potential organizational changes that could alter the Company's ability to realize certain deferred tax assets, has limited its ability to consider other subjective evidence, such as projected future contract activity. As a result, the Company recorded a valuation allowance of USD 144 million to recognize only a portion of its U.S. deferred tax assets that are more likely than not to be recognized.  If estimated future taxable income changes during the carryforward periods or if the cumulative loss is no longer present, the Company may adjust the amount of deferred tax assets that it expects to realize.

For the nine months ended 30 September 2017 and 2016, in accordance with accounting standards for the provision of income taxes, the Company calculated its annual estimated effective income tax rate of 64.2 percent and 25.9 percent, respectively, by excluding certain operating losses in taxable jurisdictions for which it does not expect to realize a tax benefit.  For the nine months ended 30 September 2017 and 2016, if the Company had included all jurisdictions without regard to its expectations for such realization, the Company's estimated effective income tax rate would have been 89.3 percent and 22.7 percent, respectively.

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The relationship between the Company's provision for or benefit from income taxes and its income before income taxes can vary significantly from period to period considering, among other factors, (a) the overall level of income before income taxes, (b) changes in the blend of income that is taxed based on gross revenues versus income before taxes, (c) rig movements between taxing jurisdictions and (d) the Company's rig operating structures.  Generally, the Company's marginal tax rate is lower than its effective tax rate. Consequently, the Company's income tax expense does not change proportionally with its income before income taxes.  Significant decreases in the Company's income before income taxes typically lead to higher effective tax rates, while significant increases in income before income taxes can lead to lower effective tax rates, subject to the other factors impacting income tax expense noted above. With respect to the effective tax rate calculation for the nine months ended 30 September 2017, a significant portion of the Company's income tax expense was generated in countries in which income taxes are imposed on gross revenues, with the most significant of these countries being Angola. Conversely, the countries in which the Company incurred the most significant income taxes during this period that were based on income before income tax include Brazil, Switzerland, Norway, the U.K. and the U.S.

The Company's rig operating structures further complicate its tax calculations, especially in instances where the Company has more than one operating structure for the particular taxing jurisdiction and, thus, more than one method of calculating taxes depending on the operating structure utilized by the rig under the contract. For example, two rigs operating in the same country could generate significantly different provisions for income taxes if they are owned by two different subsidiaries that are subject to differing tax laws and regulations in the respective country of incorporation.

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12.5.2Three month period ended 30 September 2017 compared to the three month period ended 30 September 2016

The following is an analysis of the Company’s operating results. See Section 12.4 “Performance and other key indicators” for definitions of operating days, average daily revenue, revenue efficiency and rig utilization.

	Three months ended
	30 September
	2017	2016	Change	% Change
	(unaudited)	(unaudited)
	(In millions, except day amounts and percentages)
Operating days	2,189	2,657	(468)	(18)%
Average daily revenue	$319,000	$332,100	$(13,100)	(4)%
Revenue efficiency	97%	100%
Rig utilization	52%	49%

Contract drilling revenues	$699	$886	$(187)	(21)%
Other revenues	109	20	89	nm
	808	906	(98)	(11)%
Operating and maintenance expense	(323)	(409)	86	21%
Depreciation expense	(197)	(225)	28	12%
General and administrative expense	(39)	(41)	2	5%
Loss on impairment	(1,385)	(11)	(1,374)	nm
Gain (loss) on disposal of assets, net	(9)	9	(18)	nm
Operating income (loss)	(1,145)	229	(1,374)	nm
Other income (expense), net
Interest income	21	5	16	nm
Interest expense, net of amounts capitalized	(112)	(109)	(3)	(3)%
Gain (loss) on retirement of debt	(1)	110	(111)	nm
Other, net	6	7	(1)	(14)%
Income (loss) before income tax expense	(1,231)	242	(1,473)	nm
Income tax expense	(180)	(6)	174	nm
Net income (loss)	$(1,411)	$236	$(1,647)	nm

“nm” means not meaningful.

Operating revenues—Contract drilling revenues decreased for the three months ended 30 September 2017, compared to the three months ended 30 September 2016, primarily due to the following: (a) approximately USD 100 million resulting from lower dayrates, (b) approximately USD 95 million resulting from rigs sold or classified as held for sale, (c) approximately USD 25 million resulting from lower revenue efficiency and (d) approximately USD 20 million resulting from lower activity across the fleet.  These decreases were partially offset by approximately USD 55 million of increased revenues associated with the Company's newbuild ultra deepwater drillships that commenced operations during the year ended 31 December 2016.

Other revenues increased for the three months ended 30 September 2017, compared to the three months ended 30 September 2016, primarily due to the recognition of USD 87 million of revenues awarded to the Company in connection with a drilling contract terminated by a customer in the year ended 31 December 2015.

Costs and expenses—Operating and maintenance costs and expenses decreased for the three months ended 30 September 2017, compared to the three months ended 30 September 2016, primarily due to the following: (a) approximately USD 60 million resulting from rigs sold or classified as held for sale, (b) approximately USD 40

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million resulting from decreased offshore costs and (c) approximately USD 10 million resulting from reduced onshore costs. These decreases were partially offset by increased costs and expenses as follows: (a) approximately USD 15 million resulting from the Company's newbuild ultra deepwater drillships that commenced operations in the year ended 31 December 2016 and (b) approximately USD 10 million resulting from rig reactivations.

Depreciation expense decreased for the three months ended 30 September 2017, compared to the three months 30 ended September 2016, primarily resulting from rigs sold or classified as held for sale.

Loss on impairment—In the three months ended 30 September 2017 and 2016, the Company recognized a loss of USD 1.4 billion and USD 11 million, respectively, associated with the impairment of certain assets to be sold for scrap value or for alternative use, which were classified as held for sale at the time of impairment.

Other income and expense—Interest expense, net of amounts capitalized, increased in the three months ended 30 September 2017, compared to the three months ended 30 September 2016, primarily due to the following: (a) approximately USD 35 million of increased interest expense resulting from debt issued subsequent to 30 September 2016 and (b) approximately USD 12 million of increased interest expense resulting from reduced interest costs capitalized for the Company's newbuild ultra deepwater drillships that commenced operations during the year ended 31 December 2016.  Partially offsetting these increases was approximately USD 45 million of decreased interest expense resulting from the retirement of debt.

Loss on retirement of debt in the three months ended 30 September 2017, resulted primarily from the retirement of notes validly tendered after the early tender date of the 2017 Tender Offers.  Gain on retirement of debt in the three months ended 30 September 2016, resulted primarily from the retirement of notes validly tendered in cash in the 2016 Debt Tender Offers.

Income tax expense—The Company operates internationally and provides for income taxes based on the tax laws and rates in the countries in which it operates and earns income.  In the three months ended 30 September 2017 and 2016, the Company's effective tax rate, excluding discrete items, was 56.5 percent and 26.6 percent, respectively, based on income from continuing operations before income tax expense, after excluding certain items, such as losses on impairment and gains and losses on certain asset disposals. The Company's effective tax rate increased in the three months ended 30 September 2017, compared to the three months ended 30 September 2016, primarily due to (a) changes in the relative blend of income from operations in certain jurisdictions and (b) valuation allowances on deferred tax assets for losses not expected to be realized. The Company considers the tax effect, if any, of the excluded items as well as settlements of prior year tax estimates to be discrete period tax expenses or benefits.  In the three months ended 30 September 2017 and 2016, the effect of the various discrete period tax items was a net tax expense of USD 90 million and a net tax benefit of USD 32 million, respectively. In the three months ended 30 September 2017, such discrete items were primarily related to tax benefit of changes in unrecognized tax benefit associated with tax positions taken in prior years and valuation allowances on deferred tax assets not expected to be realized. In the three months ended 30 September 2016, such discrete items were primarily related to tax benefit of changes in unrecognized tax benefit associated with tax positions taken in prior years and valuation allowances on deferred tax assets for losses not expected to be realized. For the three months ended 30 September 2017 and 2016, these discrete tax items, coupled with the excluded income and expense items noted above, resulted in an effective tax rate of (14.7) percent and 2.5 percent, respectively, based on income from continuing operations before income tax expense. The Company's effective tax rate, after including discrete tax items noted above, excluding the income

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and expense items noted above, decreased mainly due to loss on impairment and disposal of assets with no tax benefit and valuation allowances recorded on U.S. deferred tax assets not expected to be realized.

In evaluating the Company's ability to realize deferred tax assets, the Company considers all available positive and negative evidence, including projected future taxable income and the existence of cumulative losses in recent years.  As of 30 September 2017, the Company's consolidated cumulative loss incurred over the recent three year period, primarily due to losses on impairment and disposal of assets, represented significant objective negative evidence for the Company's evaluation.  Such evidence, together with potential organizational changes that could alter the Company's ability to realize certain deferred tax assets, has limited the Company's ability to consider other subjective evidence, such as projected future contract activity. As a result, the Company recorded a valuation allowance of USD 144 million to recognize only a portion of its U.S. deferred tax assets that are more likely than not to be recognized.  If estimated future taxable income changes during the carryforward periods or if the cumulative loss is no longer present, the Company may adjust the amount of deferred tax assets that it expects to realize.

The relationship between the Company's provision for or benefit from income taxes and its income before income taxes can vary significantly from period to period considering, among other factors, (a) the overall level of income before income taxes, (b) changes in the blend of income that is taxed based on gross revenues versus income before taxes, (c) rig movements between taxing jurisdictions and (d) the Company's rig operating structures. Generally, the Company's marginal tax rate is lower than its effective tax rate. Consequently, the Company's income tax expense does not change proportionally with its income before income taxes.  Significant decreases in the Company's income before income taxes typically lead to higher effective tax rates, while significant increases in income before income taxes can lead to lower effective tax rates, subject to the other factors impacting income tax expense noted above. With respect to the effective tax rate calculation for the three months ended 30 September 2017, a significant portion of the Company's income tax expense was generated in countries in which income taxes are imposed on gross revenues, with the most significant of these countries being Angola and India. Conversely, the countries in which the Company incurred the most significant income taxes during this period that were based on income before income tax include Brazil, Switzerland, Norway, the U.K. and the U.S.

The Company's rig operating structures further complicate its tax calculations, especially in instances where it has more than one operating structure for the particular taxing jurisdiction and, thus, more than one method of calculating taxes depending on the operating structure utilized by the rig under the contract. For example, two rigs operating in the same country could generate significantly different provisions for income taxes if they are owned by two different subsidiaries that are subject to differing tax laws and regulations in the respective country of incorporation.

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12.5.3Year ended 31 December 2016 compared to the year ended 31 December 2015

The following is an analysis of the Company’s operating results. See Section 12.4 “Performance and other key indicators” for definitions of operating days, average daily revenue, revenue efficiency and rig utilization.

	Years ended
	31 December
	2016	2015	Change	% Change
	(In millions, except day amounts and percentages)
Operating days	10,443	16,948	(6,505)	(38)%
Average daily revenue	$353,500	$400,500	$(47,000)	(12)%
Revenue efficiency	98%	96%
Rig utilization	48%	71%

Contract drilling revenues	$3,705	$6,802	$(3,097)	(46)%
Other revenues	456	584	(128)	(22)%
	4,161	7,386	(3,225)	(44)%
Operating and maintenance expense	(1,875)	(2,955)	1,080	37%
Depreciation expense	(893)	(963)	70	7%
General and administrative expense	(172)	(192)	20	10%
Loss on impairment	(93)	(1,875)	1,782	95%
Gain (loss) on disposal of assets, net	4	(36)	40	nm
Operating income	1,132	1,365	(233)	(17)%
Other income (expense), net
Interest income	20	22	(2)	(9)%
Interest expense, net of amounts capitalized	(409)	(432)	23	5%
Gain on retirement of debt	148	23	125	nm
Other, net	43	37	6	16%
Income from continuing operations before income tax expense	934	1,015	(81)	(8)%
Income tax expense	(107)	(120)	13	11%
Income from continuing operations	$827	$895	$(68)	(8)%

“nm” means not meaningful.

Operating revenues

Contract drilling revenues decreased for the year ended 31 December 2016 compared to the year ended 31 December 2015 primarily due to the following: (a) approximately USD 2.2 billion of decreased revenues resulting from a greater number of rigs idle or stacked, (b) approximately USD 860 million of decreased revenues resulting from rigs sold or classified as held for sale and (c) approximately USD 365 million of decreased revenues resulting from lower day rates. These decreases were partially offset by (a) approximately USD 270 million of increased revenues associated with the Group’s newbuild ultra-deepwater drillships that commenced operations in the year ended 31 December 2016 and (b) approximately USD 70 million of increased revenues resulting from improved revenue efficiency.

Other revenues decreased for the year ended 31 December 2016 compared to the year ended 31 December 2015, primarily due to approximately USD 91 million of decreased revenues for reimbursable items and approximately USD 37 million of decreased revenues resulting from drilling contracts early terminated or cancelled by the Group’s customers.

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Costs and expenses

Excluding the income effect of USD 30 million and USD 788 million of cost reimbursements from settlements, recoveries from insurance and net adjustments to contingent liabilities associated with the Macondo well incident in the years ended 2016 and 2015, respectively, operating and maintenance expense decreased for the year ended 31 December 2016 compared to the year ended 31 December 2015, by approximately USD 1.8 billion. This decrease was primarily due to the following: (a) approximately USD 1.04 billion of decreased costs and expenses resulting from a greater number of rigs idle or stacked, (b) approximately USD 355 million of decreased costs and expenses resulting from rigs sold or classified as held for sale, (c) approximately USD 315 million of decreased costs and expenses primarily related to optimized maintenance and shipyard expenses and reduced personnel costs associated with the Group’s active fleet and (d) approximately USD 195 million of decreased costs and expenses resulting from reduced onshore costs. These decreases were partially offset by approximately USD 75 million of increased costs and expenses associated with the Group’s newbuild ultra-deepwater drillships that commenced operations in the year ended 31 December 2016.

Depreciation expense decreased for the year ended 31 December 2016, compared to the year ended 31 December 2015, primarily due to the following: (a) approximately USD 87 million of decreased depreciation primarily resulting from the impairment of the Group’s deepwater floater and midwater floater asset groups in the prior year and (b) approximately USD 40 million of decreased depreciation resulting from rigs sold or classified as held for sale, partially offset by (c) approximately USD 66 million of increased depreciation associated with the Group’s newbuild ultra-deepwater drillships and other property and equipment placed into service in the year ended 31 December 2016.

General and administrative expense decreased for the year ended 31 December 2016 compared to the year ended 31 December 2015 primarily due to the following: (a) approximately USD 22 million of reduced personnel costs, (b) approximately USD 8 million of reduced rental expenses, partially offset by (c) approximately USD 9 million of increased professional fees.

Loss on impairment and disposals

In the year ended 31 December 2016, the Group recognized a loss on impairment related to the following: (a) a loss of USD 52 million associated with the impairment of the Group’s deepwater floater asset group and (b) a loss of USD 41 million associated with the impairment of certain assets classified as held for sale. In the year ended 31 December 2015, the Group recognized a loss on impairment related to the following: (a) an aggregate loss of USD 700 million associated with the impairment of certain assets classified as held for sale, (b) a loss of USD 668 million associated with the impairment of the Group’s midwater floater asset group and (c) a loss of USD 507 million associated with the impairment of the Group’s deepwater floater asset group.

In the year ended 31 December 2016, the Group recognized an aggregate net loss associated with the disposal of three deepwater floaters and eight midwater floaters, along with related equipment, and other assets. In the year ended 31 December 2015, the Group recognized an aggregate net loss associated with the disposal of two ultra-deepwater floaters, six deepwater floaters and nine midwater floaters, along with related equipment, and other assets.

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Other income and expense

Interest expense, net of amounts capitalized, decreased in the year ended 31 December 2016, compared to the year ended 31 December 2015, primarily due to the following: (a) approximately USD 98 million of decreased interest expense resulting from the Group’s debt repurchases and redemptions and (b) approximately USD 36 million of increased interest capitalized resulting from the Group’s newbuild construction program, partially offset by (c) approximately USD 64 million of increased interest resulting from new debt issued in the year ended 31 December 2016, and (d) approximately USD 37 million of increased interest expense resulting from downgrades to the credit rating for the Group’s senior unsecured long-term debt.

In the year ended 31 December 2016, the Group recognized net gains due to the following: (a) an aggregate gain of USD 104 million resulting from the completion of the Group’s tender offer of certain of the Group’s debt securities and (b) an aggregate net gain of USD 44 million resulting from the Group’s repurchases of USD 399 million aggregate principal amount of the Group’s debt securities. In the year ended 31 December 2015, the Group recognized a net gain due to the following: (a) an aggregate net gain of USD 33 million resulting from the Group’s repurchases of USD 503 million aggregate principal amount of the Group’s debt securities partially offset by (b) an aggregate loss of USD 10 million resulting from the redemption of USD 893 million aggregate principal amount of the 4.95% senior notes due November 2015.

Income tax expense

The Group operates internationally and provides for income taxes based on the tax laws and rates in the countries in which the Group operates and earns income. For the years ended 31 December 2016 and 2015, the Group’s effective tax rate, excluding discrete items, was 18.5% and 14.4%, respectively, based on income from continuing operations before income tax expense, after excluding certain items, such as losses on impairment, and gains and losses on certain asset disposals. The Group’s effective tax rate increased in the year ended 31 December 2016, compared to the year ended 31 December 2015, primarily due to (a) changes in the relative blend of income from operations in certain jurisdictions and (b) valuation allowances on deferred tax assets for losses not expected to be realized. The Group considers the tax effect, if any, of the excluded items, as well as settlements of prior-year tax estimates to be discrete period tax expenses or benefits. In the years ended 31 December 2016 and 2015, the effect of the various discrete period tax items was a net tax benefit of USD 50 million and USD 75 million, respectively. For the years ended 31 December 2016 and 2015, these discrete tax items, coupled with the excluded income and expense items noted above, resulted in an effective tax rate of 11.5% and 11.9%, respectively, based on income from continuing operations before income tax expense.

The relationship between the Group’s provision for or benefit from income taxes and the Group’s income before income taxes can vary significantly from period to period considering, among other factors, (a) the overall level of income before income taxes, (b) changes in the blend of income that is taxed based on gross revenues versus income before taxes, (c) rig movements between taxing jurisdictions and (d) the Group’s rig operating structures. Generally, the Group’s marginal tax rate is lower than its effective tax rate. Consequently, the Group’s income tax expense does not change proportionally with its income before income taxes. Significant decreases in the Group’s income before income taxes typically lead to higher effective tax rates, while significant increases in income before income taxes can lead to lower effective tax rates, subject to the other factors impacting income tax expense noted above. With respect to the effective tax rate calculation for the year ended 31 December 2016, a significant portion of the Group’s income tax expense was generated in countries in which income taxes are imposed on gross revenues, with the most significant of these countries

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being Angola. Conversely, the countries in which the Group incurred the most significant income taxes during this period that were based on income before income tax include Norway, Switzerland, the United Kingdom and the United States.

The Group’s rig operating structures further complicate the Group’s tax calculations, especially in instances where the Group has more than one operating structure for the particular taxing jurisdiction and, thus, more than one method of calculating taxes depending on the operating structure utilized by the rig under the contract. For example, two rigs operating in the same country could generate significantly different provisions for income taxes if they are owned by two different subsidiaries that are subject to differing tax laws and regulations in the respective country of incorporation.

12.5.4Year ended 31 December 2015 compared to the year ended 31 December 2014

The following is an analysis of the Company’s operating results. See Section 12.4 “Performance and other key indicators” for definitions of operating days, average daily revenue, revenue efficiency and rig utilization.

	Years ended
	31 December
	2015	2014	Change	% Change
	(In millions, except day amounts and percentages)
Operating days	16,948	21,893	(4,945)	(23)%
Average daily revenue	$400,500	$408,200	$(7,700)	(2)%
Revenue efficiency	96%	95%
Rig utilization	71%	76%

Contract drilling revenues	$6,802	$8,963	$(2,161)	(24)%
Other revenues	584	222	362	nm
	7,386	9,185	(1,799)	(20)%
Operating and maintenance expense	(2,955)	(5,100)	2,145	42%
Depreciation expense	(963)	(1,129)	166	15%
General and administrative expense	(192)	(234)	42	18%
Loss on impairment	(1,875)	(4,043)	2,168	54%
Loss on disposal of assets, net	(36)	(26)	(10)	(38)%
Operating income (loss)	1,365	(1,347)	2,712	nm
Other income (expense), net
Interest income	22	20	2	10%
Interest expense, net of amounts capitalized	(432)	(483)	51	11%
Gain (loss) on retirement of debt	23	(13)	36	nm
Other, net	37	35	2	6%
Income (loss) from continuing operations before income tax expense	1,015	(1,788)	2,803	nm
Income tax expense	(120)	(92)	(28)	(30)%
Income (loss) from continuing operations	$895	$(1,880)	$2,775	nm

“nm” means not meaningful.

Operating revenues

Contract drilling revenues decreased for the year ended 31 December 2015, compared to the year ended 31 December 2014, primarily due to the following: (a) approximately USD 1.7 billion of decreased revenues resulting from a greater number of rigs idle or stacked, (b) approximately USD 945 million of decreased

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revenues resulting from rigs sold or classified as held for sale and (c) approximately USD 120 million of decreased revenues resulting from lower day rates. These decreases were partially offset by the following: (a) approximately USD 280 million of increased revenues associated with the Group’s two newbuild ultra-deepwater drillships that commenced operations in the year ended 31 December 2014, (b) approximately USD 240 million of increased revenues resulting from fewer shipyard and mobilization days for the active fleet, (c) approximately USD 105 million of increased revenues resulting from improved revenue efficiency and (d) approximately USD 90 million of increased revenues resulting from demobilization fees.

Other revenues increased for the year ended 31 December 2015, compared to the year ended 31 December 2014, primarily due to USD 433 million of revenues resulting from drilling contracts early terminated or cancelled by the Group’s customers.

Costs and expenses

Excluding the favorable effect of USD 788 million resulting from cost reimbursements from settlements, recoveries from insurance and net adjustments to contingent liabilities associated with the Macondo well incident in the year ended 31 December 2015, operating and maintenance expense decreased for the year ended 31 December 2015, compared to the year ended 31 December 2014, primarily due to the following: (a) approximately USD 545 million of decreased costs and expenses resulting from rigs sold or classified as held for sale, (b) approximately USD 395 million of decreased costs and expenses resulting from cost reductions for the Group’s idle or stacked rigs, (c) approximately USD 345 million of decreased costs and expenses resulting fewer shipyard and mobilization costs and reduced personnel expenses associated with the Group’s active fleet and (d) approximately USD 135 million of decreased costs and expenses resulting from reduced onshore costs. These decreases were partially offset by approximately USD 70 million of increased costs and expenses associated with the Group’s two newbuild ultra-deepwater drillships that commenced operations in the year ended 31 December 2014.

Depreciation expense decreased for the year ended 31 December 2015, compared to the year ended 31 December 2014, primarily due to the following: (a) approximately USD 198 million of decreased depreciation resulting from rigs sold or classified as held for sale and (b) approximately USD 94 million of decreased depreciation resulting from the impairment of the Group’s deepwater floater and midwater floater asset groups. These decreases were partially offset by the following: (a) approximately USD 51 million of increased depreciation resulting from the reduction of the salvage values for certain drilling units and (b) approximately USD 30 million of increased depreciation resulting from the Group’s two newbuild ultra-deepwater drillships that commenced operations in the year ended 31 December 2014, and (c) approximately USD 45 million of increased depreciation resulting from the Group’s completion of other construction projects.

Loss on impairment

In the year ended 31 December 2015, the Group recognized a loss on impairment related to the following: (a) an aggregate loss of USD 700 million associated with the impairment of certain assets classified as held for sale, (b) a loss of USD 668 million associated with the impairment of the Group’s midwater floater asset group and (c) a loss of USD 507 million associated with the impairment of the Group’s deepwater floater asset group. In the year ended 31 December 2014, the Group recognized a loss on impairment related to the following: (a) a loss of USD 3.0 billion associated with the full impairment of the carrying amount of the Group’s goodwill, (b) a loss of USD 788 million associated with the impairment of the Group’s deepwater floater asset group and

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(c) an aggregate loss of USD 268 million associated with the impairment of certain assets classified as held for sale.

Income tax expense

The Group operates internationally and provide for income taxes based on the tax laws and rates in the countries in which the Group operates and earns income. For the years ended 31 December 2015 and 2014, the Group’s effective tax rate, excluding discrete items, was 14.4% and 16.4%, respectively, based on income from continuing operations before income tax expense, after excluding certain items, such as losses on impairment, and gains and losses on certain asset disposals. The Group considers the tax effect, if any, of the excluded items, as well as settlements of prior year tax liabilities and changes in prior year tax estimates to be discrete period tax expenses or benefits. In the years ended 31 December 2015 and 2014, the effect of the various discrete period tax items was a net tax benefit of USD 75 million and USD 143 million, respectively. For the years ended 31 December 2015 and 2014, these discrete tax items, coupled with the excluded income and expense items noted above, resulted in an effective tax rate of 11.9% and (5.0)%, respectively, based on income from continuing operations before income taxes.

The relationship between the Group’s provision for or benefit from income taxes and the Group’s income before income taxes can vary significantly from period to period considering, among other factors, (a) the overall level of income before income taxes, (b) changes in the blend of income that is taxed based on gross revenues versus income before taxes, (c) rig movements between taxing jurisdictions and (d) the Group’s rig operating structures. Generally, the Group’s marginal tax rate is lower than its effective tax rate. Consequently, the Group’s income tax expense does not change proportionally with its income before income taxes. Significant decreases in the Group’s income before income taxes typically lead to higher effective tax rates, while significant increases in income before income taxes can lead to lower effective tax rates, subject to the other factors impacting income tax expense noted above. With respect to the effective tax rate calculation for the year ended 31 December 2015, a significant portion of the Group’s income tax expense was generated in countries in which income taxes are imposed on gross revenues, with the most significant of these countries being Angola, India, Nigeria, Indonesia and the Republic of Congo. Conversely, the countries in which the Group incurred the most significant income taxes during this period that were based on income before income tax include Norway, the United Kingdom, Switzerland, Brazil and the United States.

The Group’s rig operating structures further complicate its tax calculations, especially in instances where the Group has more than one operating structure for the particular taxing jurisdiction and, thus, more than one method of calculating taxes depending on the operating structure utilized by the rig under the contract. For example, two rigs operating in the same country could generate significantly different provisions for income taxes if they are owned by two different subsidiaries that are subject to differing tax laws and regulations in the respective country of incorporation.

12.6Consolidated balance sheet information

12.6.1As at 30 September 2017 compared with as of 31 December 2016

The carrying amount of the Group’s total assets at 30 September 2017 was USD 22.4 billion compared to USD 26.9 billion at 31 December 2016. The differences primarily related to (a) the completion of the sale of 10 high-specification jackups and novation of the contracts to construct five high-specification jackups, together with related assets, which resulted in a loss of USD 1.6 billion associated with disposal of these assets, (b) the

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reclassification to held for sale of five ultra-deepwater floaters, one deepwater floater and two midwater floaters, which resulted in a loss of USD 1.4 billion associated with the impairment of these assets, and (c) the use of cash to repay debt.

The carrying amount of the Group’s total equity at 30 September 2017 was USD 12.8 billion compared to USD 15.8 billion at 31 December 2016. The Group’s equity ratio was 57% at 30 September 2017, compared to 59% at 31 December 2016. The differences primarily related to the Group’s consolidated total comprehensive loss for the nine months ended 30 September 2017.

The carrying amount of the Group’s total liabilities at 30 September 2017 was USD 9.6 billion, of which USD 7.3 billion consisted of total consolidated debt and USD 2.3 billion consisted of other liabilities, compared to total liabilities of USD 11.1 billion at 31 December 2016, of which USD 8.5 billion consisted of total consolidated debt and USD 2.6 billion consisted of other liabilities. The differences primarily related to a net reduction of total consolidated debt.

12.6.2As at 31 December 2016 compared with as at 31 December 2015

The carrying amount of the Group’s total assets at 31 December 2016 amounted to USD 26.9 billion compared to USD 26.4 billion at 31 December 2015. The differences primarily related to a net increase of consolidated cash and cash equivalents.

The carrying amount of the Group’s total equity at 31 December 2016 amounted to USD 15.8 billion compared to USD 15.0 billion at 31 December 2015. The Group’s equity ratio was 59% at 31 December 2016, compared to 57% at 31 December 2015. The differences primarily related to the Group’s consolidated total comprehensive income for the year ended 31 December 2016.

The carrying amount of the Group’s total liabilities as at 31 December 2016 was USD 11.1 billion, of which USD 8.5 billion consisted of total consolidated debt and USD 2.6 billion consisted of other liabilities, compared to total liabilities of USD 11.4 billion at 31 December 2015, of which USD 8.5 billion consisted of total consolidated debt and USD 2.9 billion consisted of other liabilities. The differences primarily related to a net reduction of accounts payable and other current liabilities.

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12.7Liquidity and capital resources

12.7.1Sources and uses of cash

At 30 September 2017, the Company had USD 2.7 billion in cash and cash equivalents. In the nine months ended 30 September 2017, the Company’s primary sources of cash were cash flows from operating activities, including cash proceeds from customers for early terminations or cancellations of drilling contracts, net proceeds from the issuance of debt and net proceeds from the sale of the high‑specification jackups. The Company’s primary uses of cash were the repayment of debt, primarily related to the 2017 Debt Tender Offers and repurchases of debt in the open market and capital expenditures, primarily associated with the Company’s newbuild construction projects.

	Nine months ended
	30 September
	2017	2016	Change
	(unaudited)	(unaudited)
	(In millions)
Cash flows from operating activities
Net income	$(2,995)	$570	$(3,565)
Depreciation	648	667	(19)
Loss on impairment	1,498	26	1,472
Loss on disposal of assets, net	1,602	(8)	1,610
(Gain) loss on retirement of debt	49	(148)	197
Deferred income tax expense	32	44	(12)
Other non-cash items, net	59	42	17
Changes in deferred revenues and costs, net	(67)	34	(101)
Changes in other operating assets and liabilities, net	61	51	10
	$887	$1,278	$(391)

Net cash provided by operating activities decreased primarily due to a decrease of USD 90 million cash received from customers for early terminations or cancellations of drilling contracts and reduced operating activities.

	Nine months ended
	30 September
	2017	2016	Change
	(unaudited)	(unaudited)
	(In millions)
Cash flows from investing activities
Capital expenditures	$(386)	$(1,072)	$686
Proceeds from disposal of assets, net	330	16	314
Other, net	10	—	10
	$(46)	$(1,056)	$1,010

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Net cash used in investing activities decreased primarily due to reduced capital expenditures, primarily associated with the Company’s major construction projects, partially offset by increased proceeds from asset disposals, primarily related to the sale of 10 high‑specification jackups and the novation of contracts relating to the construction of five high‑specification jackups, together with related assets, in the current-year period with no comparable activity in the prior-year period.

	Nine months ended
	30 September
	2017	2016	Change
	(unaudited)	(unaudited)
	(In millions)
Cash flows from financing activities
Proceeds from debt issuance, net of issue costs	$403	$1,210	$(807)
Repayments of debt	(1,629)	(1,316)	(313)
Proceeds from cash accounts and investments restricted for financing activities, net of deposits	53	100	(47)
Distributions to holders of noncontrolling interest	—	(23)	23
Other, net	(3)	2	(5)
	$(1,176)	$(27)	$(1,149)

Net cash used in financing activities increased primarily due to (a) reduced cash proceeds from the issuance of the 5.52% Senior Secured Notes in the current year period compared to the cash proceeds from the issuance of the 9.00% Senior Notes due July 2023 in the prior year period, and (b) increased cash used to repay debt, primarily related to the Company's cash tender offers in each period.

At 31 December 2016, the Company had USD 3.1 billion in cash and cash equivalents. In the year ended 31 December 2016, the Company’s primary sources of cash were cash flows from operating activities, including cash proceeds from customers that executed early terminations or cancellations of drilling contracts; net proceeds from the issuance of debt and net proceeds from restricted cash investments. The Company’s primary uses of cash were capital expenditures, primarily associated with the Company’s newbuild construction projects, repayment of debt at scheduled maturities, settlement of the Tendered Notes, debt repurchased in the open market and payment of scheduled installments for the Company’s Macondo well incident settlement obligations.

	Years ended
	31 December
	2016	2015	Change
	(In millions)
Cash flows from operating activities
Net income	$827	$897	$(70)
Depreciation	893	963	(70)
Loss on impairment	93	1,875	(1,782)
Gain on retirement of debt	(148)	(23)	(125)
Deferred income tax expense (benefit)	68	(134)	202
Other non-cash items, net	52	173	(121)
Changes in deferred revenues and costs, net	291	89	202
Changes in other operating assets and liabilities, net	(165)	(395)	230
	$1,911	$3,445	$(1,534)

Net cash provided by operating activities decreased primarily due to reduced operating activities and a decrease of USD 633 million associated with cash proceeds from insurance recoveries and cost reimbursements related

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to the Macondo well incident, partially offset by a decrease of USD 200 million of cash paid for scheduled installments under the Company’s Macondo well incident settlement obligations and increase of USD 53 million received from customers for early terminations or cancellations of drilling contracts.

	Years ended
	31 December
	2016	2015	Change
	(In millions)
Cash flows from investing activities
Capital expenditures	$(1,344)	$(2,001)	$657
Proceeds from disposal of assets, net	30	54	(24)
Proceeds from repayment of notes receivable	—	15	(15)
Other, net	1	—	1
	$(1,313)	$(1,932)	$619

Net cash used in investing activities decreased primarily due to reduced capital expenditures, primarily associated with the timing of milestone payments for the Company’s major construction projects and other shipyard projects.

	Years ended
	31 December
	2016	2015	Change
	(In millions)
Cash flows from financing activities
Proceeds from issuance of debt, net of discounts and costs	$2,401	$—	$2,401
Repayments of debt	(2,295)	(1,506)	(789)
Proceeds from cash and investments restricted for financing activities, net of deposits	39	110	(71)
Distributions of qualifying additional paid-in capital	—	(381)	381
Other, net	(30)	(32)	2
	$115	$(1,809)	$1,924

Net cash provided by financing activities increased primarily due to the following: (a) cash proceeds from the issuance of the 9.00% Senior Notes, the 7.75% Senior Secured Notes and the 6.25% Senior Secured Notes in the current year with no comparable activity in the prior year and (b) cash used to pay the Company’s shareholders installments of distributions of qualifying additional paid‑in capital in the prior year with no comparable activity in the current year, partially offset by (c) increased cash used to repay debt in connection with scheduled maturities, the Company’s tender offer, open market repurchases and redemption and (d) cash deposited into cash accounts restricted for financing activities, primarily for the payment of principal amounts of the Company’s senior secured notes in the current year with no comparable activity in the prior year.

12.7.2Sources and uses of liquidity

The Group expects to use existing cash balances, internally generated cash flows, borrowings under the Group’s existing bank credit agreement, proceeds from the disposal of assets or proceeds from the issuance of additional debt to fulfill anticipated obligations, which may include business combinations, capital expenditures, working capital and other operational requirements, scheduled debt maturities or other payments. The Group may also consider establishing additional financing arrangements with banks or other capital providers. Subject to market conditions and other factors, the Group may also be required to provide collateral for future financing arrangements. In each case subject to the then existing market conditions and to the

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Group’s then expected liquidity needs, among other factors, the Group may continue to use a portion of its internally generated cash flows and proceeds from asset sales to reduce debt prior to scheduled maturities through debt repurchases, either in the open market or in privately negotiated transactions, or through debt redemptions or tender offers.

The Group’s access to debt and equity markets may be limited due to a variety of events, including, among others, credit rating agency downgrades of its Debt Ratings, industry conditions, general economic conditions, market conditions and market perceptions of the Group and its industry. During the year ended 31 December 2016 and in January and October 2017, three credit rating agencies downgraded the Group’s Debt Rating. Such downgrades have caused and will cause the Group to experience increased fees under its credit facility and interest rates under agreements governing certain of its senior notes. Further downgrades may affect or limit the Group’s ability to access debt markets in the future. The Group’s ability to access such markets may be severely restricted at a time when it would like, or need, to access such markets, which could have an impact on its flexibility to react to changing economic and business conditions. An economic downturn could have an impact on the lenders participating in the Group’s credit facilities or on its customers, causing them to fail to meet their obligations to the Group.

The Group’s internally generated cash flow is directly related to its business and the market sectors in which the Group operates. Should the drilling market deteriorate, or should the Group experience poor results in its operations, cash flow from operations may be reduced. The Group has, however, continued to generate positive cash flow from operating activities during recent years and expects that such cash flow will continue to be positive during the next year.

Outstanding debt

As of the dates set out below, the aggregate principal amounts and aggregate carrying amounts, net of debt related balances, including unamortized discounts, premiums and issue costs, of the Group’s debt were as follows (in millions):

	Principal amount		Carrying amount
	30 September	31 December	30 September	31 December
	2017	2016	2017	2016
2.50% Senior Notes due October 2017	$152	$485	$152	$484
Eksportfinans Loans due January 2018	27	123	27	123
6.00% Senior Notes due March 2018	319	754	319	757
7.375% Senior Notes due April 2018	82	211	82	211
6.50% Senior Notes due November 2020	292	508	295	513
6.375% Senior Notes due December 2021	332	552	330	549
5.52% Senior Secured Notes due May 2022	381	—	375	—
3.80% Senior Notes due October 2022	506	539	501	534
9.00% Senior Notes due July 2023	1,250	1,250	1,215	1,211
7.75% Senior Secured Notes due October 2024	570	600	556	583
6.25% Senior Secured Notes due December 2024	594	625	580	609
7.45% Notes due April 2027	88	88	86	86
8.00% Debentures due April 2027	57	57	57	57
7.00% Notes due June 2028	300	300	307	308
Capital lease contract due August 2029	545	566	545	566
7.50% Notes due April 2031	588	588	585	585
6.80% Senior Notes due March 2038	1,000	1,000	991	991
7.35% Senior Notes due December 2041	300	300	297	297
Total debt	7,383	8,546	7,300	8,464
Less debt due within one year
2.50% Senior Notes due October 2017	152	485	152	484

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Eksportfinans Loans due January 2018	27	98	27	98
6.00% Senior Notes due March 2018	319	—	319	—
7.375% Senior Notes due April 2018	82	—	82	—
5.52% Senior Secured Notes due May 2022	77	—	75	—
7.75% Senior Secured Notes due October 2024	60	60	57	57
6.25% Senior Secured Notes due December 2024	63	63	60	60
Capital lease contract due August 2029	27	25	27	25
Total debt due within one year	807	731	799	724
Total long-term debt	$6,576	$7,815	$6,501	$7,740

Scheduled maturities—At 30 September, 2017, the scheduled maturities of the Group’s debt were as follows (in millions):

Total
Twelve months ending 30 September
2018	$807
2019	236
2020	244
2021	543
2022	537
Thereafter	5,016
Total debt, excluding debt-related balances	7,383
Total debt-related balances, net	(83)
Total debt	$7,300

Recent debt issuances

The tables presented above do not include the recent issuance of an aggregate principal amount of USD 750 million of the 7.50% Senior Notes completed on 17 October 2017.  The Group received aggregate cash proceeds of USD 742 million, net of estimated issue costs. The Group intends to use the majority of the net proceeds from the debt offering to repay or redeem certain maturing debt.

On 5 May 2017, one of the Group’s wholly owned subsidiaries completed an offering of an aggregate principal amount of USD 410 million of the 5.52% Senior Secured Notes, and the subsidiary received aggregate cash proceeds of USD 403 million, net of issue costs. On 29 September 2017, the subsidiary made the first of the required quarterly payments of principal and interest. The subsidiary may redeem all or a portion of the 5.52% Senior Secured Notes at any time on or prior to 31 December 2021 at a price equal to 100% of the aggregate principal amount plus, subject to certain exceptions related to the drilling contract for Deepwater Conqueror, a make‑whole amount. The subsidiary will be required to redeem or to offer to redeem the notes at a price equal to 100% of the aggregate principal amount, and, under certain circumstances, the payment of a make whole amount, upon the occurrence of certain events related to Deepwater Conqueror and the related drilling contract.

On 21 July 2016, the Group completed an offering of an aggregate principal amount of USD 1.25 billion of the 9.00% Senior Notes, and the Group received aggregate cash proceeds of USD 1.21 billion, net of initial discount and issue costs. The Group used the majority of the net proceeds from the debt offering to complete the 2016 Debt Tender Offers.

On 19 October 2016, and 8 December 2016, the Group completed an offering of an aggregate principal amount of USD 600 million of the 7.75% Senior Secured Notes and USD 625 million of the 6.25% Senior Secured Notes, respectively, and it received aggregate cash proceeds of USD 583 million and USD 609 million, respectively, net of initial discount and issue costs. The Group is required to make semi-annual payments of

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interest and principal on these notes. Additionally, the indentures that govern the 7.75% Senior Secured Notes and the 6.25% Senior Secured Notes contain covenants that limit the ability of the Group’s subsidiaries that own or operate the ultra-deepwater floaters Deepwater Thalassa and Deepwater Proteus to declare or pay dividends and impose a maximum collateral rig leverage ratio (“Maximum Collateral Ratio”), represented by each rig’s earnings relative to the debt balance, that changes over the terms of the notes. At 30 September 2017, the Maximum Collateral Ratio under both indentures was 5.75 to 1.00, and the collateral leverage ratio of each subsidiary was less than 5.00 to 1.00.

Debt scheduled maturities

On the scheduled maturity date of 16 October 2017, the Group made a cash payment of USD 152 million to repay the outstanding 2.50% Senior Notes due October 2017, at a price equal to 100 percent of the aggregate principal amount.  On the scheduled maturity date of 15 December 2016, the Group made a cash payment of USD 938 million to repay the outstanding 5.05% Senior Notes due December 2016, at a price equal to 100% of the aggregate principal amount.

Debt tender offers

On 11 July 2017, the Group completed the 2017 Debt Tender Offers to purchase for cash up to USD 1.5 billion aggregate principal amount of the 2017 Tendered Notes. As a result, the Company received valid tenders from holders of an aggregate principal amount of USD 1.2 billion of the 2017 Tendered Notes, and the Company made an aggregate cash payment of USD 1.3 billion to settle the 2017 Tendered Notes.

On 1 August 2016, the Group completed the 2016 Debt Tender Offers to purchase for cash up to USD 1.0 billion aggregate principal amount of the 2016 Tendered Notes. As a result of the 2016 Debt Tender Offers, the Group received valid tenders from holders of an aggregate principal amount of USD 981 million of the 2016 Tendered Notes, and in the year ended 31 December 2016, the Group made an aggregate cash payment of USD 876 million to settle the 2016 Tendered Notes.

Debt repurchases and redemptions

In November 2017, Transocean redeemed the outstanding 6.00% Senior Notes due March 2018 and the 7.375% Senior Notes due April 2018 with aggregate principal amounts of USD 319 million and USD 82 million, respectively, by making an aggregate cash payment of USD 408 million using proceeds from the issuance of the 7.50% Senior Notes.

In the nine months ended 30 September 2017, the Group repurchased in the open market an aggregate principal amount of USD 147 million of its debt securities for an aggregate cash payment of USD 147 million. In the year ended 31 December 2016, the Group repurchased in the open market an aggregate principal amount of USD 399 million of its debt securities for an aggregate cash payment of USD 354 million.

Revolving credit facility

In June 2014, the Group entered into an amended and restated bank credit agreement, which established a USD 3.0 billion unsecured five-year revolving credit facility, which is scheduled to expire on 28 June 2019 (the “Five-Year Revolving Credit Facility”). Among other things, the Five-Year Revolving Credit Facility includes limitations on creating liens, incurring subsidiary debt, transactions with affiliates, sale/leaseback

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transactions, mergers and the sale of substantially all assets. The Five-Year Revolving Credit Facility also includes a covenant imposing a maximum debt to tangible capitalization ratio of 0.6 to 1.0. At 30 September 2017, the Group’s debt to tangible capitalization ratio, as defined, was 0.36 to 1.00. In order to borrow or have letters of credit issued under the Five-Year Revolving Credit Facility, the Group must, at the time of the borrowing request, not be in default under the bank credit agreements and make certain representations and warranties, including with respect to compliance with laws and solvency, to the lenders, but the Group is not required to make any representation to the lenders as to the absence of a material adverse effect. Repayment of borrowings under the Five-Year Revolving Credit Facility is subject to acceleration upon the occurrence of an event of default. The Group is also subject to various covenants under the indentures pursuant to which the Group’s public debt was issued, including restrictions on creating liens, engaging in sale/leaseback transactions and engaging in certain merger, consolidation or reorganization transactions. A default under the Group’s public debt indentures, the Group’s capital lease contract or any other debt owed to unaffiliated entities that exceeds USD 125 million could trigger a default under the Five-Year Revolving Credit Facility and, if not waived by the lenders, could cause the Company to lose access to the Five-Year Revolving Credit Facility.

The Group may borrow under the Five-Year Revolving Credit Facility at either (1) LIBOR plus a margin (the “Five-Year Revolving Credit Facility Margin”), which ranges from 1.125% to 2.0% based on the Debt Rating, or (2) the base rate specified in the credit agreement plus the Five-Year Revolving Credit Facility Margin, less 1% per annum. Throughout the term of the Five-Year Revolving Credit Facility, the Group pays a facility fee on the daily unused amount of the underlying commitment which ranges from 0.15% to 0.35% based on the Group’s Debt Rating. As of 24 October 2017, based on the Group’s Debt Rating on that date, the Five-Year Revolving Credit Facility Margin was 2.0% and the facility fee was 0.35%. As of 24 October 2017, the Group had no borrowings outstanding, no letters of credit issued, and USD 3.0 billion of available borrowing capacity under the Five-Year Revolving Credit Facility.

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Business combination

On 13 August, 2017, the Group entered into the Transaction Agreement with Songa Offshore pursuant to which it will offer to acquire all of the issued and outstanding shares of Songa Offshore. The consideration, as presented in the Offer, is based on an equity value of Songa Offshore on a fully diluted basis of approximately NOK 9.1 billion and an enterprise value of approximately NOK 26.4 billion, equivalent to approximately USD 1.2 billion and USD 3.4 billion, respectively, measured as of August 13, 2017 using a currency exchange ratio of NOK 7.9239 to USD 1.00.  The Group also expects to (i) acquire certain outstanding bonds issued by Songa Offshore in exchange for Exchangeable Bonds, and (ii) acquire a USD 50 million loan made to Songa Offshore by one of its shareholders in exchange for Exchangeable Bonds.  The consummation of the Offer is subject to the satisfaction of customary closing conditions for transactions of this type.

The Group expects to complete the transaction before during the first quarter of 2018.  If completed, the Group will account for the transaction using the acquisition method of accounting, pursuant to which it will record the consideration transferred, the assets acquired and the liabilities assumed at fair value, measured as of the date of the acquisition.

Litigation settlements

On 29 May 2015, together with the PSC, the Group filed the PSC Settlement Agreement in which the Group agreed to pay a total of USD 212 million, plus up to USD 25 million for partial reimbursement of attorneys’ fees, to resolve (1) punitive damages claims of private plaintiffs, businesses, and local governments and (2) certain claims that BP had made against the Group and had assigned to private plaintiffs who previously settled economic damages claims against BP. On 15 February 2017, the MDL Court entered a final order and judgement approving the PSC Settlement Agreement, which is no longer subject to appeal. In June 2016 and August 2015, the Group made a cash deposit of USD 25 million and USD 212 million, respectively, into an escrow account pending approval of the settlement by the MDL Court. As of 24 October 2017, the aggregate cash balance of the Group’s escrow accounts was USD 237 million.

Noncontrolling interest

In the year ended 31 December 2016, Transocean Partners LLC declared and paid an aggregate distribution of USD 99 million, of which USD 28 million was paid to holders of noncontrolling interest. On 9 December 2016, Transocean Partners LLC completed a merger with one of the Company’s subsidiaries as contemplated under the Agreement and Plan of Merger, dated as of 31 July 2016. Following the completion of the merger, Transocean Partners LLC became a wholly owned indirect subsidiary of the Company. Each Transocean Partners LLC common unit that was issued and outstanding immediately prior to the closing, other than units held by Transocean and its subsidiaries, was converted into the right to receive 1.20 Shares. To complete the merger, the Company issued 23.8 million Shares from conditional capital.

Share repurchase program

In May 2009, at the Company’s annual general meeting, the Company’s shareholders approved and authorized the Company’s Board of Directors, at its discretion, to repurchase an amount of Shares for cancellation with an aggregate purchase price of up to CHF 3.5 billion. On 12 February 2010, the Company’s Board of Directors authorized management to implement the share repurchase program. The Group intends to fund any repurchases using available cash balances and cash from operating activities. Based upon the Group’s ongoing

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capital requirements, the price of Shares, regulatory and tax considerations, cash flow generation, the amount and duration of the Group’s contract backlog, general market conditions, Debt Ratings considerations and other factors, the Group may elect to retain cash, reduce debt, make capital investments or acquisitions or otherwise use cash for general corporate purposes, and consequently, the Group may elect not to repurchase any additional shares under this program. Decisions regarding the amount, if any, and timing of any share repurchases will be made from time to time based upon these factors. Any repurchased shares under the share repurchase program would be held by the Group for cancellation by the Company’s shareholders at a future general meeting of shareholders. The share repurchase program could be suspended or discontinued by the Company’s Board of Directors or Company Management, as applicable, at any time. In the nine months ended 30 September 2017 and the year ended 31 December 2016, the Group did not purchase Shares under its share repurchase program. As of 30 September 2017, the authorization remaining under the share repurchase program was for the repurchase of up to CHF 3.2 billion, equivalent to approximately USD 3.3 billion of the Company’s outstanding Shares.

Contractual obligations

As of 30 September 2017, with exception to the following, there have been no material changes to the contractual obligations as previously disclosed in “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations” in the Group’s Annual Report for the year ended 31 December 2016 incorporated by reference in this Prospectus.

		For the twelve months ending 30 September
	Total	2018	2019 - 2020	2021 - 2022	Thereafter
	(in millions)
Contractual obligations
Debt	$6,838	$780	$415	$1,003	$4,640
Interest on debt	4,396	471	877	762	2,286
Purchase obligations(a)	914	93	402	419	—
Service agreement obligations (b)	805	54	144	163	444
Total	$12,953	$1,398	$1,838	$2,347	$7,370

(a)

Purchase Obligation refers to an agreement to purchase goods or services that is enforceable and legally binding on the Company and that specifies all significant terms including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.

(b)

In the year ended 31 December 2016, the Company entered into long term service agreements with certain original equipment manufacturers to provide services and parts related to its pressure control systems. In the nine months ended 30 September 2017, the Company entered into similar long term service agreements related to thrusters, top drives and other equipment. The future payments required under the Company's service agreements were estimated based on the Company's projected operating activity and may vary based on actual operating activity.

The contractual obligations presented above have not been adjusted to reflect the effects of the Combination or the October 2017 issuance of USD 750 million of senior unsecured notes (as further discussed in Section 12.9).

Other commercial commitments

As of 30 September 2017, there have been no material changes to the commercial commitments as previously disclosed in “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations” in the Group’s Annual Report for the year ended 31 December 2016 incorporated by reference in this Prospectus.

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Drilling fleet

•

Expansion. From time to time, the Group reviews possible acquisitions of businesses and drilling rigs and may make significant future capital commitments for such purposes. The Group may also consider investments related to major rig upgrades, new rig construction, or the acquisition of a rig under construction. The Group may commit to such investment without first obtaining customer contracts. Any acquisition, upgrade or new rig construction could involve the payment by the Group of a substantial amount of cash or the issuance of a substantial number of additional shares or other securities. The Group’s failure to secure drilling contracts for rigs under construction could have an adverse effect on its results of operations or cash flows.

•

On 13 August 2017, the Group entered into the Transaction Agreement with Songa Offshore pursuant to which it will offer to acquire all of the issued and outstanding shares of Songa Offshore, subject to certain conditions, through the Offer.  As of the date of this Prospectus, Songa owns and operates seven mobile offshore drilling units, including four harsh environment floaters and three midwater floaters.

In the nine months ended 30 September 2017, the Group made capital expenditures of USD 386 million, including capitalized interest of USD 91 million. The Group only capitalizes interest costs during periods in which progress for construction projects continues to be underway. As of 30 September 2017, the Group had ceased capitalization of interest costs on its two uncontracted newbuilds due to a pause in construction. The historical and projected capital expenditures and other capital additions, including capitalized interest, for its ongoing major construction projects were as follows:

		Total costs	Expected
		for the	costs for the
	Total costs	nine months	three months				Total
	through	ended	ending				estimated
	31 December	30 September	31 December	For the years ending 31 December			costs
	2016	2017	2017	2018	2019	2020	at completion
	(In millions)
Deepwater Pontus(a)	$745	$134	$21	$—	$—	$—	$900
Deepwater Poseidon(b)	707	99	77	27	—	—	910
Ultra-Deepwater drillship TBN1(c)	221	31	13	27	56	472	820
Ultra-Deepwater drillship TBN2(c)	166	30	4	19	38	513	770
Total	$1,839	$294	$115	$73	$94	$985	$3,400

(a)	In October 2017, the ultra-deepwater floater Deepwater Pontus was placed into service and commenced operations.
(b)

Deepwater Poseidon, a newbuild ultra‑deepwater drillship under construction at the Daewoo Shipbuilding & Marine Engineering Co. Ltd. shipyard in Korea, is expected to commence operations in the first quarter of 2018.

(c)

The Company’s two unnamed ultra‑deepwater drillships under construction at the Jurong Shipyard Pte Ltd. in Singapore do not yet have drilling contracts and are expected to be delivered in the second quarter of 2020 and the fourth quarter of 2020, respectively. The delivery expectations and the cost projections presented above reflect the terms of the Company’s construction agreements, as amended to delay delivery in consideration of current market conditions.

The ultimate amount of the Group’s capital expenditures is partly dependent upon financial market conditions, the actual level of operational and contracting activity, the costs associated with the current regulatory environment and customer requested capital improvements and equipment for which the customer agrees to reimburse the Group. As with any major shipyard project that takes place over an extended period of time, the actual costs, the timing of expenditures and the project completion date

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may vary from estimates based on numerous factors, including actual contract terms, weather, exchange rates, shipyard labor conditions, availability of suppliers to recertify equipment and the market demand for components and resources required for drilling unit construction. The Group intends to fund the cash requirements relating to its capital expenditures through available cash balances, cash generated from operations, asset sales and commercial bank or capital market financings. The Group also has available credit under the Five-Year Revolving Credit Facility, which is expected to be extended or replaced with another credit facility before the expiration of the underlying bank credit agreement. Economic conditions could impact the availability of these sources of funding.

•

Dispositions. From time to time, the Group may also review the possible disposition of non-strategic drilling units. Considering recent market conditions, the Group has committed to plans to sell certain lower-specification drilling units for scrap value. During the nine months ended 30 September 2017, the Group identified eight such drilling units that the Company has sold or intends to sell for scrap value. During the year ended 31 December 2016, the Group identified seven such drilling units that it has sold. The Group continues to evaluate the drilling units in its fleet and may identify additional lower specification drilling units to be sold for scrap value.

On 31 May 2017, the Company completed the sale of 10 high‑specification jackups and novated the contracts relating to the construction of five high‑specification jackups, together with related assets. In the nine months ended 30 September 2017, as a result of the transaction, the Company received aggregate net cash proceeds of USD 319 million. During the nine months ended 30 September 2017, the Group completed the sale of one midwater floater, along with related assets, and it received net cash proceeds of USD 3 million. During the year ended 31 December 2016, the Group completed the sale of three deepwater floaters and eight midwater floaters, along with related assets, and it received aggregate net cash proceeds of USD 22 million.

12.8Investments

12.8.1Historical investments

Below is a summary of the Group’s principal investments carried out in 2014, 2015 and 2016 and the nine months ended 30 September 2017 (presented in millions of U.S. dollars).

	Nine months ended 30 September 2017	2016	2015	2014
Capital expenditures
Newbuild construction projects
Ultra-Deepwater drillship TBN2	$30	$9	$130	$27
Ultra-Deepwater drillship TBN1	31	17	172	32
Deepwater Poseidon	99	257	168	140
Deepwater Pontus	134	286	149	169
Deepwater Conqueror	-	530	75	118
Deepwater Proteus	-	68	420	64
Deepwater Thalassa	-	22	486	82
Deepwater Invictus	-	-	-	492
Deepwater Asgard	-	-	-	291
Other newbuild projects	5	17	22	21

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Total newbuild construction projects	299	1,206	1,622	1,436
Other equipment and projects†	$87	$138	$379	$729
Total capital expenditures	$386	$1,344	$2,001	$2,165

† Other equipment and projects includes equipment and upgrade installed on the entire fleet and, to a lesser extent, to spare capital items purchased for the benefit of the entire fleet and information systems, networks and applications, none of which is individually significant relative to the newbuild construction projects.

The capital expenditures for Transocean’s newbuild construction program presented above include capital expenditures for Transocean’s ongoing projects presented in Section 12.7.2 “Sources and uses of liquidity—Drilling fleet.”

12.8.2Investments in progress and future principal investments

Principal investments of the Company that are in progress and principal future investments are set out in Section 9.7.4.1 “Rigs under construction” and Section 12.7.2 “Sources and uses of liquidity—Drilling fleet.”

In addition, Transocean, on behalf of itself and through its direct wholly owned subsidiary, TINC, is offering to acquire all issued and outstanding Songa Shares as part of the Offer. See Section 5 “The Terms of the Offer” for further information.

12.9Significant changes, trends and other factors affecting results

Other than as set out below, there have been no significant changes in the financial or trading position of the Group following 30 September 2017:

•

In October 2017, the Company completed an offering of an aggregate principal amount of USD 750 million of the 7.50% Senior Notes due January 2026. The Company received aggregate cash proceeds of USD 742 million, net of estimated issue costs. The Company intends to use the majority of the net proceeds from the debt offering to repay or redeem certain indebtedness due within one year.

The Company has not experienced any trends that are considered significant to the Group since 31 December 2016 and to the date of this Prospectus.

The Company believes that the following material factors may have effects on the Group’s results:

•

The offshore drilling markets in which the Group compete experiences fluctuations in the demand for drilling services and is highly competitive with numerous industry participants, none of which has a dominant market share. Demand for the Group’s services is particularly sensitive to the level of exploration, development and production activity of, and the corresponding capital spending by, oil and natural gas companies, including national oil companies. Any prolonged reduction in oil and natural gas prices could depress the immediate levels of exploration, development and production activity. Perceptions of longer term lower oil and natural gas prices by oil and gas companies could similarly reduce or defer major expenditures given the long-term nature of many large-scale development projects. A number of existing drilling contracts for the Group’s drilling rigs that are currently operating are scheduled to expire before 31 December 2017.

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•

Presently, there are numerous recently constructed high-specification floaters and other drilling units capable of competing with the Group’s rigs that have entered the global market. The increased supply has contributed to and may continue to contribute to a reduction in day rates as rigs are absorbed into the active fleet and has led to accelerated stacking and retirement of the existing fleet.

•

The Group has significant carrying amounts of long-lived assets that are subject to impairment testing. In accordance with the Group’s critical accounting policies, the Group reviews its property and equipment for impairment when events or changes in circumstances indicate that carrying amounts of the Group’s assets held and used may not be recoverable. Future expectations of lower day rates or rig utilization rates or a significant change to the composition of one or more of the Group’s asset groups could result in the recognition of additional losses on impairment if future cash flow expectations, based upon information available to management at the time of measurement, indicate that the carrying amount of the Group’s asset groups may be impaired. Likewise, if the Group commits to a plan to sell or retire additional floaters, this would result in the recognition of additional losses on impairment of the Group’s long-lived asset groups.

12.10Related Party Transactions

The Company has not engaged in related party transactions reportable under U.S. GAAP during the nine months ended 30 September 2017 or the years ended 31 December 2016, 2015 and 2014. Moreover, the Company has not engaged in related party transactions reportable under U.S. GAAP since 30 September 2017 and to the date of this Prospectus.

13BOARD OF DIRECTORS, MANAGEMENT AND EMPLOYEES

13.1Board of Directors

13.1.1Overview

The Company’s Articles of Association provide that the Board of Directors shall consist of a minimum of two and a maximum of 11 Board Members elected by the Company’s shareholders. The names and positions and current term of office of the Board Members as at the date of this Prospectus are set out in the table below.

Name	Position	Served since	Term expires
Merrill A. (“Pete”) Miller, Jr.	Chairman	2014	2018
Frederico F. Curado	Board Member	2013	2018
Martin B. McNamara	Board Member	1994	2018
Tan Ek Kia	Board Member	2011	2018
Glyn A. Barker	Board Member	2012	2018
Chadwick C. Deaton	Board Member	2012	2018
Samuel Merksamer	Board Member	2013	2018
Jeremy D. Thigpen	Board Member	2015	2018
Vanessa C.L. Chang	Board Member	2012	2018
Vincent J. Intrieri	Board Member	2014	2018
Edward R. Muller	Board Member	2007	2018

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Other than the Company’s chief executive officer, no members of the Company’s management serve on the Board of Directors.

The Company’s registered business address at Turmstrasse 30, 6300 Zug, Switzerland, serves as the business address for the Board Members in relation to their directorship of the Company.

13.1.2Brief biographies of the Board Members

Set out below are brief biographies of the Board Members, including their relevant management expertise and experience, an indication of any significant principal activities performed by them outside the Company and names of companies and partnerships of which a Board Member is or has been a member of the administrative, management or supervisory bodies or partner in the previous five years (not including directorships and executive management positions in subsidiaries of the Company).

Merrill A. (“Pete”) Miller, Jr., Chairman

Merrill A. "Pete" Miller, Jr., age 67, U.S. citizen, has served as a director of the Company since 2014, as Vice Chairman from 2014 to 2015 and as Chairman of the Board of Directors since 2015. Mr. Miller previously served as President and Chief Executive Officer of National Oilwell Varco, Inc. (NYSE: NOV), a supplier of oilfield services and equipment to the oil and gas industry from 2001 to 2014, and as Chairman of NOV's Board from 2002 to 2014. Mr. Miller also served as Executive Chairman of NOW Inc., a spinoff of the distribution business of National Oilwell Varco, Inc. from 2014 to 2017.

Before joining NOV in 1996, Mr. Miller served as President of Anadarko Drilling Company from 1995 to 1996. Prior to that, he spent 15 years at Helmerich & Payne International Drilling Company (NYSE: HP) in Tulsa, Oklahoma, serving in various senior management positions, including Vice President, U.S. Operations. Mr. Miller currently is the chairman of the Board of Directors of Ranger Energy Services, Inc. (NYSE: RNGR) (since 2017), a provider of well service rigs and associated onshore services in the United States, and a director of Chesapeake Energy Corporation (NYSE: CHK) (since 2007), one of the largest producers of natural gas and of oil and natural gas liquids in the U.S., where he served as Lead Independent Director from 2010 to 2012. Mr. Miller is also a director of Borets International Limited (since 2016) and serves on the Board of Directors for the Offshore Energy Center, Petroleum Equipment Suppliers Association and Spindletop International. He is a member of the National Petroleum Council.

Mr. Miller graduated from the United States Military Academy, West Point, New York in 1972 and, upon graduation, served five years in the United States Army. Mr. Miller received his Masters in Business Administration from Harvard Business School in 1980.

Current directorships and management positions:

NOW Inc. Executive Chairman (NYSE:DNOW); Chesapeake Energy Corporation Director (NYSE: CHK); Borets International Limited Director; Director Offshore Energy Center; Director Petroleum Equipment Suppliers Association and Director Spindletop International.

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Previous directorships and management positions last five years:	NOV President and Chief Executive Officer (NYSE: NOV) (2001 to 2014); NOV Board Chairman (2002 to 2014);and Chesapeake Energy Corporation Lead Independent Director (2010 to 2012)

Frederico F. Curado, Board Member

Frederico F. Curado, age 56, Brazilian citizen, has served as a director of the Company since 2013. Mr. Curado is the Chief Executive Officer of Ultrapar S.A. (NYSE: UGP) since 2017 and previously served as President and Chief Executive Officer of Embraer S.A. (NYSE: ERJ) from 2007 to 2016. He joined Embraer in 1984 and served in a variety of management positions during his career, including Executive Vice President, Airline Market from 1998 to 2007 and Executive Vice President, Planning and Organizational Development from 1995 to 1998.

Mr. Curado is a director of Iochpe-Maxion S.A. (BM&F Bovespa: MYPK3) (since 2015) and ABB Ltd (since 2016). He is a member of the Executive Board of the ICC - International Chamber of Commerce (since 2013) and a director of the Board of the Smithsonian National Air and Space Museum (since 2014). Mr. Curado previously served as the President of the Brazilian Chapter of the Brazil-United States Business Council (from 2011 to 2016) and was a member of Brazil’s National Council for Industrial Development (from 2011 to 2016).

Mr. Curado received his Bachelor of Science degree in Mechanical-Aeronautical Engineering from the Instituto Tecnológico de Aeronáutica in Brazil in 1983 and an executive Masters in Business Administration from the University of São Paulo, Brazil in 1997.

Current directorships and management positions:	Iochpe-Maxion S.A. Director (BM&F Bovespa: MYPK3); ABB Ltd. Director; Member Executive Board of the International Chamber of Commerce; Director of Smithsonian National Air and Space Museum
Previous directorships and management positions last five years:

Embraer S.A. President and Chief Executive Officer (NYSE: ERJ) (2007 to 2016); President Brazilian Chapter of the Brazil-United States Business Council (2011 to 2016); and Member of Brazil’s National Council for Industrial Development (2011 to 2016)

Martin B. McNamara, Board Member

Martin B. McNamara, age 70, U.S. citizen, has served as a director of the Company since 1994. Mr. McNamara is a retired Partner of the law firm of Gibson, Dunn & Crutcher LLP, where he served as a member of the firm’s executive, finance, planning and compensation committees, as well as a Partner-in-Charge of the firm’s Texas practice. During the past ten years and prior to his retirement in 2010, Mr. McNamara was in the private practice of law.

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Mr. McNamara served as Ex Officio Trustee and Ex Officio Member of the Executive Committee of St. Mark’s School of Texas from 2002 to 2014. Mr. McNamara also served as the chair of the Corporate Counsel Section of the State Bar of Texas and is a lifetime fellow of the Texas Bar Foundation.

Mr. McNamara received his Bachelor of Arts degree from Providence College in 1969 and his law degree from Yale Law School in 1972.

Current directorships and management positions:	N/A
Previous directorships and management positions last five years:	St. Mark’s School of Texas Ex Officio Trustee and Ex Officio Member of the Executive Committee (2002 to 2014)

Tan Ek Kia, Board Member

Tan Ek Kia, age 69, Malaysian citizen, has served as a director of the Company since 2011. Mr. Tan is the retired Vice President, Ventures and Developments, Asia Pacific and Middle East Region of Shell Chemicals, a position in which he served from 2003 to 2006. Mr. Tan joined the Shell group of companies in 1973 as an engineer and served in a variety of positions in Asia, the U.S. and Europe during his career, including as Chairman, Shell Companies, Northeast Asia from 2000 to 2003, Managing Director of Shell Nanhai from 1997 to 2000 and Managing Director of Shell Malaysia Exploration and Production from 1994 to 1997. Mr. Tan also served as the Interim Chief Executive Officer of SMRT Corporation Ltd from January to October 2012.

Mr. Tan is a director of Dialog Systems Asia Pte Ltd (since 2008), Keppel Offshore & Marine Ltd (since 2009), SMRT Corporation Ltd (since 2009), Keppel Corporation Ltd (SGX: KPELY) (since 2010), PT Chandra Asri Petrochemical Tbk (IDX: TPIA) (since 2011) and Singapore LNG Corporation Pte Ltd. (since 2013). He is also a director (since 2013) and the Chairman of KrisEnergy Ltd (SGX: SK3) (since 2017), the Chairman of Star Energy Group Holdings Pte Ltd (since 2012) and a director of two of Star Energy Group Holdings’ subsidiaries, Star Energy Oil and Gas Pte Ltd and Star Energy Geothermal Pte Ltd. Mr. Tan served as Chairman of City Gas Pte Ltd from 2009 to 2015 and as a director of City Spring Infrastructure Trust Pte Ltd. from 2010 to 2014, InterGlobal Offshore Pte Ltd from 2007 to 2012 and PowerSeraya Ltd and Orchard Energy Pte Ltd from 2007 to 2009.

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Mr. Tan received his Bachelor of Science degree in Mechanical Engineering from the University of Nottingham in 1973. He is a Chartered Engineer with the UK Engineering Council and a Fellow of the Institution of Engineers Malaysia.

Current directorships and management positions:

Dialog Systems Asia Pte Ltd Director; Keppel Offshore & Marine Ltd. Director; SMRT Corporation Director; Keppel Corporation Ltd Director (SGX: KPELY); PT Chandra Asri Petrochemical Tbx Director (IDX: TPIA); Singapore LNG Corporation Pte Ltd. Director; Chairman KrisEnergy Ltd (SGX: SK3); Chairman Star Energy Group Holdings Pte Ltd and two subsidiaries, Star Energy Oil and gas Pte Ltd and Star Energy Geothermal Pte Ltd.

Previous directorships and management positions last five years:	Interim Chief Executive Officer of SMRT Corporation Ltd. (January 2012 to October 2012); and Chairman City Gas Pte Ltd (2009 to 2015)

Glyn A. Barker, Board Member

Glyn A. Barker, age 64, U.K. citizen, has served as a director of the Company since 2012. Mr. Barker served as Vice Chairman-U.K. of PricewaterhouseCoopers LLP (PwC) from 2008 to 2011. He was also responsible for PwC’s strategy and business development for the geographic areas of Europe, the Middle East, Africa and India. Mr. Barker joined PwC in 1975 and became an audit partner in 1987. He then established PwC’s private equity-focused Transactions Services business and led it globally. He joined the Management Board of PwC in the United Kingdom as Head of the Assurance Practice in 2002. In 2006, he became U.K. Managing Partner and served in that role until 2008.

Mr. Barker is a director of Berkeley Group Holdings plc (LON: BKG) (since 2012), Aviva plc (LON: AV) (since 2012), and Interserve plc (LON: IRV) (since 2016), and the Chairman of Irwin Mitchell Holdings Ltd (since 2012). He served as director (from 2014 to 2016) and the Chairman (from 2015 to 2016) of Transocean Partners LLC. Mr. Barker was Deputy Chairman of the English National Opera Company from 2009 to 2016.

Mr. Barker received his Bachelor of Science degree in Economics & Accounting from the University of Bristol in 1975 and is a Chartered Accountant.

Current directorships and management positions:	Berkeley Group Holdings plc Director (LON: BKG); Avia plc Director (LON:AV); Interserve plc Director and Irwin Mitchell Holdings Ltd. Chairman
Previous directorships and management positions last five years:	Transocean Partners LLC Chairman (2015 to 2016) and Director (2014 to 2016); and English National Opera Company Deputy Chairman (2009 to 2016)

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Chadwick C. Deaton, Board Member

Chadwick C. Deaton, age 65, U.S. citizen, has served as a director of the Company since 2012. Mr. Deaton served as Executive Chairman of Baker Hughes Incorporated from 2012 to 2013, prior to which he served as Chairman and Chief Executive Officer since 2004. He began his career with Schlumberger in 1976 and served in a variety of international capacities, including as Executive Vice President, Oilfield Services from 1998 to 1999 and as a Senior Advisor from 1999 until 2001. From 2002 until 2004, Mr. Deaton was the President, Chief Executive Officer and Director of Hanover Compressor Company.

Mr. Deaton is a director of Ariel Corporation (since 2005), Air Products and Chemicals, Inc. (NYSE: APD) (since 2010), Carbo Ceramics Inc. (NYSE: CRR) (since 2013; and previously from 2004 to 2009), and Marathon Oil Corporation (NYSE: MRO) (since 2014). Mr. Deaton is a member of the Society of Petroleum Engineers (since 1980) and has served on its Industrial Advisory Council. He is also a director of the University of Wyoming Foundation and of the Houston Achievement Place. Mr. Deaton served as co-chair of the Wyoming Governor’s Task Force for the build out of the University of Wyoming’s new Engineering and Applied Sciences Center. He was a member of the National Petroleum Council (from 2007 to 2013).

Mr. Deaton received his Bachelor of Science degree in Geology from the University of Wyoming in 1976.

Current directorships and management positions:

Ariel Corporation Director; Air Products and Chemicals, Inc. Director (NYSE: APD); Carbo Ceramics Inc. Director (NYSE: CRR); Marathon Oil Corporation Director (NYSE: MRO); University of Wyoming Foundation Director and Houston Achievement Place Director

Previous directorships and management positions last five years:	Baker Hughes Incorporated Executive Chairman (2012 to 2013); and Baker Hughes Chairman and Chief Executive Officer (2004 to 2012)

Samuel Merksamer, Board Member

Samuel Merksamer, age 37, U.S. citizen, has served as a director of the Company since 2013. Mr. Merksamer was a Managing Director of Icahn Capital LP, a subsidiary of Icahn Enterprises L.P., from 2008 to 2016. From 2003 until 2008, Mr. Merksamer was an analyst at Airlie Opportunity Capital Management.

Mr. Merksamer is a director of Hertz Global Holdings, Inc. (NYSE: HTZ) (since 2014) and American International Group, Inc. (NYSE: AIG) (since 2016). Mr. Merksamer previously served as a director of Navistar International Corporation (NYSE: NAV) from 2012 to 2017, Cheniere Energy Inc. (NYSE: LNG) from 2015 to 2017, Transocean Partners LLC from 2014 to 2016, Hologic Inc. from 2013 to 2016, Talisman Energy Inc. from 2013 to 2015, Ferrous Resources Limited from 2012 to 2016, CVR Refining, GP, LLC, the general partner of CVR Refining, LP, from 2012 to 2014, CVR Energy, Inc. from 2012 to 2014, American Railcar Industries, Inc. from 2011 to 2013, Dynegy Inc. from 2011 to 2012, Viskase Companies, Inc. from 2010 to 2013, Federal-Mogul Corporation from 2010 to 2014, and PSC Metals Inc. from 2009 to 2012. Ferrous Resources Limited, CVR Refining, CVR Energy, American Railcar Industries, Federal-Mogul, Viskase Companies and PSC Metals each are indirectly controlled by Carl C. Icahn. Mr. Icahn also has or previously

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had a noncontrolling interest in Dynegy, Hologic and Talisman Energy, Navistar, Hertz Global Holdings, Cheniere Energy, Transocean, Transocean Partners LLC, and American International Group, Inc. through the ownership of securities.

Mr. Merksamer received an A.B. in Economics from Cornell University in 2002.

Current directorships and management positions:

Navistar International Corporation Director (NYSE: NAV); Ferrous Resources Limited Director; Hertz Global Holdings, Inc. Director (NYSE: HTZ); Cheniere Energy Inc. (NYSE: LNG); and  American International Group, Inc. (NYSE: AIG).

Previous directorships and management positions last five years:

Icahn Capital LP Managing Director (2008 to 2016); Transocean Partners LLC Director (2014 to 2016); Hologic Inc. Director (2013 to 2016); Talisman Energy Inc. Director (2013 to 2015); CVR Refining, GP, LLC Director (2012 to 2014); CVR Energy, Inc. Director (2012 to 2014);American Railcar Industries, Inc. Director (2011 to 2013); Dynegy Inc. Director (2011 to 2012); Viskase Companies, Inc. Director (2010 to 2013); Federal-Mogul Corporation Director (2010 to 2014) and PSC Metals Director (2009 to 2012)

Vanessa C.L. Chang, Board Member

Vanessa C.L. Chang, age 65, Canadian and U.S. citizen, has served as a director of the Company since 2012. Ms. Chang has been a Director and shareholder of EL & EL Investments, a privately held real estate investment business, since 1998. She previously served as the President and Chief Executive Officer of Resolveitnow.com from 2000 until 2002 and was the Senior Vice President of Secured Capital Corp in 1998. From 1986 until 1997, Ms. Chang was the West Coast partner in charge of Corporate Finance for KPMG Peat Marwick LLP.

Ms. Chang is a director or trustee of 16 funds advised by the Capital Group and its subsidiaries, seven of which are members of the American Funds family and nine of which are members of Capital Group’s Private Client Services (since 2000). Ms. Chang is also a director of Edison International (NYSE: EIX) and its wholly owned subsidiary, Southern California Edison Company (since 2007), and of Sykes Enterprises, Incorporated (NASDAQ: SYKES) (since 2016). She is also a director of Forest Lawn Memorial Parks Association, a non-profit organization (since 2005) and Scottish Chamber Orchestra, Americas, Inc. a non-profit organization (since 2013). Ms. Chang previously served as a director of Blue Shield of California from 2005 to 2013 and Inveresk Research Group Inc. from 2002 until 2004. She is a member of the American Institute of Certified Public Accountants and the California State Board of Accountancy, and a member of Women Corporate Directors.

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Ms. Chang received her Bachelor of Arts degree from the University of British Columbia in 1973 and is an inactive Certified Public Accountant.

Current directorships and management positions:

EL & EL Investments Director and shareholder; Capital Group Director or trustee of 16 funds, seven of which are members of the American Funds family and nine of which are members of Capital Group’s Private Client Services; Edison International Director (NYSE: EIX) and its wholly owned subsidiary, Southern California Edison Company; Sykes Enterprises, Incorporated Director (NASDAQ: SYKES); Forest Lawn Memorial Parks Association Director; and Scottish Chamber Orchestra, Americas, Inc. Director

Previous directorships and management positions last five years:	Blue Shield of California Director (2005 to 2013)

Vincent J. Intrieri, Board Member

Vincent J. Intrieri, age 61, U.S. citizen, has served as a director of the Company since 2014. Mr. Intrieri was employed by Carl C. Icahn-related entities in various investment-related capacities from 1998 to 2016. From 2008 to 2016, Mr. Intrieri served as Senior Managing Director of Icahn Capital LP, the entity through which Carl C. Icahn manages private investment funds. In addition, from 2004 to 2016, Mr. Intrieri was a Senior Managing Director of Icahn Onshore LP, the general partner of Icahn Partners LP, and Icahn Offshore LP, the general partner of Icahn Partners Master Fund LP, entities through which Mr. Icahn invests in securities.

Mr. Intrieri is a director of Conduent Incorporated (NYSE:CNDT) (since 2017), Hertz Global Holdings, Inc. (NYSE: HTZ) (since 2014) and Navistar International Corporation (NYSE:NAV) (since 2012). Mr. Intrieri previously served as a director of Chesapeake Energy Corporation from 2012 to 2016, CVR Refining, GP, LLC, the general partner of CVR Refining, LP, from 2012 to 2014, Ferrous Resources Limited from 2015 to 2016, Forest Laboratories Inc. from 2013 to 2014, CVR Energy, Inc. from 2012 to 2014, Federal-Mogul Holdings Corporation from 2007 to 2013, Icahn Enterprises L.P. from 2006 to 2012, and was Senior Vice President of Icahn Enterprises L.P. from 2011 to 2012. Mr. Intrieri was also a director of Dynegy Inc. from 2011 to 2012, and Chairman and a director of PSC Metals Inc. from 2007 to 2012. He served as a director of Motorola Solutions, Inc. from 2011 to 2012, XO Holdings from 2006 to 2011, National Energy Group, Inc. from 2006 to 2011, American Railcar Industries, Inc. from 2005 to 2011, WestPoint Home LLC from 2005 to 2011, and as Chairman and a director of Viskase Companies, Inc. from 2003 to 2011. Ferrous Resources Limited, CVR Refining, CVR Energy, American Railcar Industries, Federal-Mogul, Icahn Enterprises, XO Holdings, National Energy Group, WestPoint Home, Viskase Companies and PSC Metals each are or previously were indirectly controlled by Carl C. Icahn. Mr. Icahn also has or previously had a noncontrolling interest in Dynegy, Hertz Global Holdings, Forest Laboratories, Navistar, Chesapeake Energy, Motorola Solutions and Transocean through the ownership of securities.

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Mr. Intrieri graduated, with Distinction, from The Pennsylvania State University (Erie Campus) with a B.S. in Accounting in 1984. Mr. Intrieri was a certified public accountant.

Current directorships and management positions:	Conduent Incorporated Director (NYSE: CNDT); Hertz Global Holdings, Inc. Director (NYSE: HTZ); and Navistar International Corporation Director (NYSE: NAV)
Previous directorships and management positions last five years:

Icahn Capital LP Senior Managing Director (2008 to 2016); Icahn Onshore LP Senior Managing Director (2004 to 2016); Icahn Offshore LP Senior Managing Director (2004 to 2016); Chesapeake Energy Corporation Director (2012 to 2016); CVR Refining, GP, LLC Director (2012 to 2014); Ferrous Resources Limited Director (2015 to 2016); Forest Laboratories Inc. Director (2013 to 2014); CVR Energy, Inc. Director (2012 to 2014); Federal-Mogul Holdings Corporation (2007 to 2013); Icahn Enterprises L.P. Director (2006 to 2012); and Icahn Enterprises L.P. Senior Vice President (2011 to 2012)

Edward R. Muller, Board Member

Edward R. Muller, age 65, U.S. citizen, has served as a director of the Company since 2007. He served as a director of GlobalSantaFe Corporation from 2001 to 2007 and of Global Marine, Inc. from 1997 to 2001. Mr. Muller served as Vice Chairman of NRG Energy, Inc. (NYSE: NRG) after the merger of NRG Energy, Inc. with GenOn Energy, Inc. from 2012 until 2017. Prior to the merger, he served as GenOn Energy Inc.’s Chairman and Chief Executive Officer (since 2010) and President (since 2011). Mr. Muller previously served as Chairman, President and Chief Executive Officer of Mirant Corporation from 2005 to 2010 when Mirant Corporation merged with RRI Energy, Inc. to form GenOn Energy, Inc.

Mr. Muller is a director of AeroVironment, Inc. (NASDAQ: AVAV) since 2013. He was a private investor from 2000 until 2005. Mr. Muller served as President and Chief Executive Officer of Edison Mission Energy, a wholly owned subsidiary of Edison International, from 1993 until 2000. During his tenure, Edison Mission Energy was engaged in developing, owning and operating independent power production facilities worldwide. Within the past ten years, Mr. Muller was also a director of The Keith Companies, Inc., RigNet, Inc., and Ormat Technologies, Inc. Since 2004, Mr. Muller has been a trustee of the Riverview School and is currently its chairman, a position he also held from 2008 to 2012.

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Mr. Muller received his Bachelor of Arts degree in from Dartmouth College in 1973 and his law degree from Yale Law School in 1976.

Current directorships and management positions:	AeroVironment, Inc, Director (NASDAQ: AVAV); and Riverview School Trustee and Chairman
Previous directorships and management positions last five years:	NRG Energy, Inc. Vice Chairman (NYSE: NRG) (2012 to 2017); GenOn Energy Inc. Chairman and Chief Executive Officer (2010 to 2012); and GenOn Energy Inc. President (2011 to 2012)

Jeremy D. Thigpen, Board Member

Jeremy D. Thigpen, age 43, U.S. citizen, is President, Chief Executive Officer and a director of the Company since 2015. From 2012 to 2015, he served as Senior Vice President and Chief Financial Officer at National Oilwell Varco (NYSE: NOV), where he spent 18 years. During his tenure at National Oilwell Varco, Mr. Thigpen spent five years as the Company’s President of Downhole and Pumping Solutions business and four years as President of its Downhole Tools group. He also served in various management and business development capacities, including Director of Business Development and Special Assistant to the Chairman.

Mr. Thigpen earned a Bachelor of Arts degree in Economics and Managerial Studies from Rice University and completed the Program for Management Development at Harvard Business School.

Current directorships and management positions:	See above.
Previous directorships and management positions last five years:	National Oilwell Varco Senior Vice President and Chief Financial Officer (NYSE: NOV) (2012‑2015); and National Oilwell Varco President of Downhole & Pumping Solutions (2007 to 2012)

13.1.3Shares held by Board Members

For information on the Board Members' shareholdings in the Company, see Section 15.4.2 “Security Ownership of Transocean Directors and Executive Officers”.

The Company has equity ownership guidelines for directors that require each current non-management director to acquire and retain a number of the Company’s shares, restricted share units and/or deferred units at least equal in value to an amount five times the director’s annual cash retainer. Each new director is required to acquire and retain such number of shares, restricted share units and/or deferred units over his or her initial five years as a director. Jeremy D. Thigpen, the Company’s President and Chief Executive Officer, is subject to separate officer share ownership guidelines providing for a more stringent requirement of six times his base pay. In connection with such ownership requirement, the Board of Directors currently grants restricted share units to each of the Company’s non-management directors.

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13.2Management

13.2.1Overview

The Group’s Management team consists of six individuals. The names of the members of the Management as at the date of this Prospectus, and their respective positions, are presented in the table below:

Name	Position	Employed since
Jeremy D. Thigpen	President and Chief Executive Officer(1)	April 2015
Mark L. Mey	Chief Financial Officer and Executive Vice President(1)	May 2015
John B. Stobart	Chief Operating Officer, Executive Vice President and Chief Performance Officer (1)	October 2012
Howard E. Davis	Executive Vice President, Chief Administrative Officer and Chief Information Officer	August 2015
Brady K. Long	Senior Vice President and General Counsel	November 2015
David Tonnel	Senior Vice President and Corporate Controller	March 1996

•	Member of the Executive Management Team.

The Company’s registered business address at Turmstrasse 30, 6300 Zug, Switzerland serves as the business address for the members of the Management in relation to their employment with the Company.

13.2.2Brief biographies of the members of the Management

Set out below are brief biographies of the members of the Management, including their relevant management expertise and experience, an indication of any significant principal activities performed by them outside the Company and names of companies and partnerships of which a member of the Management is or has been a member of the administrative, management or supervisory bodies or partner the previous five years (not including directorships and executive management positions in subsidiaries of the Company).

Jeremy D. Thigpen, President and Chief Executive Officer

Mr. Thigpen is President and Chief Executive Officer, a member of the Company’s Executive Management Team and a member of the Company’s Board of Directors. Before joining the Company in April 2015, Mr. Thigpen served as Senior Vice President and Chief Financial Officer at National Oilwell Varco, Inc. from December 2012 to April 2015. At National Oilwell Varco, Inc., Mr. Thigpen also served as President, Downhole and Pumping Solutions from August 2007 to December 2012, as President of the Downhole Tools Group from May 2003 to August 2007 and as a manager of the Downhole Tools Group from April 2002 to May 2003. From 2000 to 2002, Mr. Thigpen served as the Director of Business Development and Special Assistant to the Chairman for National Oilwell Varco, Inc.

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Mr. Thigpen earned a Bachelor of Arts degree in Economics and Managerial Studies from Rice University in 1997, and he completed the Program for Management Development at Harvard Business School in 2001.

Current directorships and management positions:	See above.
Previous directorships and management positions last five years:	National Oilwell Varco Senior Vice President and Chief Financial Officer (NYSE: NOV) (2012‑2015); and National Oilwell Varco President of Downhole & Pumping Solutions (2007 to 2012)

Mark L. Mey, Chief Financial Officer and Executive Vice President

Mr. Mey is Executive Vice President, Chief Financial Officer of the Company and a member of the Company’s Executive Management Team. Before joining the Company in May 2015, Mr. Mey served as Executive Vice President of Atwood Oceanics, Inc. from January 2015 to May 2015, prior to which he served as Senior Vice President and Chief Financial Officer from August 2010. Mr. Mey was director of Transocean Partners LLC from June 2015 until December 2016. He served as Director, Senior Vice President and Chief Financial Officer of Scorpion Offshore Ltd. from August 2005 to July 2010. Prior to 2005, Mr. Mey held various senior financial and other roles in the drilling and financial services industries, including 12 years with Noble Corporation. Mr. Mey earned an Advanced Diploma in Accounting and a Bachelor of Commerce degree from the University of Port Elizabeth in South Africa in 1985, and he is a chartered accountant. Additionally, Mr. Mey completed the Harvard Business School Executive Advanced Management Program in 1998.

Current directorships and management positions:	See above.
Previous directorships and management positions last five years:

Atwood Oceanics, Inc. Executive Vice President (January 2015 to May 2015); Atwood Oceanics, Inc. Senior Vice President and Chief Financial Officer (2010 to 2015); and Transocean Partners LLC Director (2015 to 2016)

John B. Stobart, Executive Vice President, Chief Operating Officer and Chief Performance Officer

Mr. Stobart is Executive Vice President, Chief Operating Officer and Chief Performance Officer of the Company and a member of the Company’s Executive Management Team. Before joining the Company in October 2012, Mr. Stobart served as Vice President, Global Drilling for BHP Billiton Petroleum from July 2011 to October 2012. At BHP Billiton, he also served as Worldwide Drilling Manager for BHP Billiton in Australia, the U.K. and the U.S. from January 1995 to June 2011 and as Senior Drilling Engineer, Senior Drilling Supervisor, Drilling Superintendent and Drilling Manager in the United Arab Emirates, Oman, India, Burma, Malaysia, Vietnam and Australia from June 1998 to December 1994. Mr. Stobart served as Engineering Manager at Husky/Bow Valley from November 1984 to May 1988 and he worked in engineering roles at Dome Petroleum/Canadian Marine Drilling from May 1980 to October 1984. He began his career working on land rigs in Canada and the High Arctic in June 1971.

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Mr. Stobart earned a Bachelor of Science degree in Mechanical Engineering from the University of Calgary in 1980, and he completed the London Business School Accelerated Development Program in 2000.

Current directorships and management positions:	See above.
Previous directorships and management positions last five years:	BHP Billiton Petroleum Vice President of Global Drilling (2011 to 2012)

Howard E. Davis, Executive Vice President, Chief Administrative Officer and Chief Information Officer

Mr. Davis is Executive Vice President, Chief Administrative Officer and Chief Information Officer of the Company. Before joining the Company in August 2015, Mr. Davis served as Senior Vice President, Chief Administrative Officer and Chief Information Officer of National Oilwell Varco, Inc. from March 2005 to April 2015 and as Vice President, Chief Administrative Officer and Chief Information Officer from August 2002 to March 2005.

Mr. Davis earned a Bachelors degree from the University of Kentucky in 1980, and he completed the Advanced Management Program at Harvard Business School in 2005.

Current directorships and management positions:	See above.
Previous directorships and management positions last five years:	National Oilwell Varco Senior Vice President, Chief Administrative Officer and Chief Information Officer (2005 to 2015)

Brady K. Long, Senior Vice President and General Counsel

Mr. Long is Senior Vice President and General Counsel of the Company. Before joining Transocean in November 2015, Mr. Long served since 2011 as Vice President, General Counsel and Secretary of Ensco plc, which acquired Pride International, Inc. where he had served as Vice President, General Counsel and Secretary since August 2009. Mr. Long joined Pride International, Inc. in June 2005 as Assistant General Counsel and served as Chief Compliance Officer from June 2006 to February 2009. He was director of Transocean Partners LLC from May 2016 until December 2016. Mr. Long previously practiced corporate and securities law with the law firm Bracewell LLP.

Mr. Long earned a Bachelor of Arts degree from Brigham Young University in 1996 and a Juris Doctorate degree from the University of Texas School of Law in 1999.

Current directorships and management positions:	See above
Previous directorships and management positions last five years:	Ensco plc Vice President, General Counsel & Secretary (NYSE: ESV) (2011 to 2015); and Transocean Partners LLC Director (May 2016 to December 2016)

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David Tonnel, Senior Vice President and Corporate Controller

Mr. Tonnel is Senior Vice President and Corporate Controller of the Company. Prior to assuming this role in April 2017, Mr. Tonnel served as Senior Vice President, Supply Chain and Corporate Controller for two years, beginning in October 2015 and previously as Senior Vice President, Finance and Controller from March 2012 to October 2015 and as Senior Vice President of the Company’s Europe and Africa Unit from June 2009 to March 2012, Vice President of Global Supply Chain from November 2008 to June 2009, Vice President of Integration and Process Improvement from November 2007 to November 2008, and Vice President and Controller from February 2005 to November 2007. Prior to February 2005, he served in various financial roles, including Assistant Controller; Finance Manager, Asia Australia region; and Controller, Nigeria. Mr. Tonnel joined the Company in 1996 after working for Ernst & Young in France as Senior Auditor.

Mr. Tonnel earned a Master of Science degree in Management from Ecole des Hautes Etudes Commerciales in Paris, France in 1991.

Current directorships and management positions:	See above.
Previous directorships and management positions last five years:	Transocean Senior Vice President, Supply Chain and Corporate Controller (NYSE: RIG) (2015 to 2017); and Transocean Senior Vice President, Finance and Controller (2012 to 2015)

13.2.3Shares held by members of Management

For information on the members of Management's shareholdings in the Company, see Section 15.4.2 “Security Ownership of Transocean Directors and Executive Officers”.

13.3Remuneration and benefits

13.3.1Remuneration of the Board of Directors

The levels of remuneration for the non-employee members of the Board of Directors for 2016 are as follows:

	Fees Earned	Stock
	or Paid in Cash	Awards(1)	All Other	Total
Name	(U.S.$)	(U.S.$)	Compensation	(U.S.$)
Glyn A. Barker	135,000	186,600	—	321,600
Vanessa C. L. Chang	100,000	186,600	—	286,600
Frederico F. Curado	100,000	186,600	—	286,600
Chadwick C. Deaton	110,000	186,600	—	296,600
Vincent J. Intrieri	100,000	186,600	—	286,600
Martin B. McNamara	110,000	186,600	—	296,600
Samuel J. Merksamer	100,000	186,600	—	286,600
Merrill A. “Pete” Miller, Jr.	325,000	288,785	—	613,785
Edward R. Muller	110,000	186,600	—	296,600
Tan Ek Kia	120,000	186,600	—	306,600

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(1)

This represents the aggregate grant-date fair value under accounting standards for recognition of share-based compensation expense for restricted share units granted to the Company’s directors in 2016, computed in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718. For a discussion of the valuation assumptions with respect to these awards, please see Note 16 to the Group’s consolidated financial statements for the year ended 31 December 2016 incorporated by reference in this Prospectus.

13.3.2Remuneration of the Management

The table below sets out the total remuneration paid to the Company’s Chief Executive Officer, Chief Financial Officer and the next three most highly compensated Executive Officers as of 31 December 2016 (collectively, the “Named Executive Officers”).

Name and Principal Position	Year	Salary U.S.$	Bonus U.S.$	Stock Awards(1) U.S.$	Option Awards(1) U.S.$	Non-Equity Incentive Plan Compensation(2) U.S.$	Change in Pension Value and Non-Qualified Deferred Compensation Earnings(3) U.S.$	All Other Compensation(4) U.S.$	Total U.S.$
Jeremy D. Thigpen	2016	1,000,000	—	4,362,658	1,190,841	1,992,000	—	557,568	9,103,067
President and Chief Executive Officer	2015	693,182	500,000	7,990,424	—	1,164,545	—	548,422	10,896,573
Mark Mey	2016	760,000	—	1,828,164	499,019	1,072,360	—	508,751	4,668,294
Executive Vice President and Chief Financial Officer	2015	449,667	500,000	5,199,332	—	540,162	—	418,116	7,107,276
John B. Stobart	2016	670,000	—	1,836,467	501,289	1,112,200	369	513,909	4,634,234
Executive Vice President,	2015	670,000	—	1,854,320	—	938,000	7,499	666,406	4,136,225
Chief Operating Officer and Chief Performance Officer	2014	664,167	—	2,156,353	—	658,636	202,852	687,852	4,369,860
Howard Davis Executive Vice President and Chief Administrative and Chief Information Officer	2016	550,000	—	1,371,118	374,263	684,750	—	96,981	3,077,112
Brady Long Senior Vice President and General Counsel	2016	525,000	—	1,090,669	297,709	610,050	—	70,624	2,594,052

(1)

Represents the aggregate grant-date fair value under accounting standards for recognition of share-based compensation expense for the specified year. For a discussion of the valuation assumptions with respect to these awards, please see Note 16 to the Company’s consolidated financial statements for the year ended 31 December 2016 incorporated by reference in this Prospectus.

(2)

Non-Equity Incentive Plan Compensation includes annual cash bonuses paid to the Named Executive Officers based on service during the year included in the table and awarded in the following year pursuant to the Performance Award and Cash Bonus Plan. The Performance Award and Cash Bonus Plan, including the performance targets used for 2016, is described in Section 13.3.3.1 “Annual Performance Bonus—2016 Bonus Structure.”

(3)

There are no nonqualified deferred compensation earnings included in this column because no Named Executive Officers received above-market or preferential earnings on such compensation during 2016, 2015 or 2014.

(4)	All other compensation for 2016 consists of the following:

Name	Company Contributions to Savings Plans(1) U.S.$	Life, Health and Welfare Insurance Premiums U.S.$	Dividend Equivalents on time-based Restricted Share Unit (RSU) U.S.$	Executive Expatriate Allowances and Perquisites(2) U.S.$	Expatriate Relocation U.S.$
Jeremy D. Thigpen	216,455	15,600	34,135	187,359	104,019
Mark Mey	130,016	16,493	22,086	196,837	143,319
John B. Stobart	160,800	20,387	19,270	300,080	13,372
Howard Davis	76,676	19,305	1,000	—	—
Brady Long	52,500	18,124	—	—	—

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(1)	Messrs. Thigpen, Mey, Stobart, Davis and Long participate in the U.S. 401(k) Savings Plan and Savings Restoration Plan.
(2)

Amounts include automobile and housing allowance for Mr. Thigpen (USD 122,041), Mr. Mey (USD 122,041) and Mr. Stobart (USD 183,125); home country leave allowances for Messrs. Thigpen, Mey and Stobart; cost of living allowance for Mr. Thigpen (USD 61,508), Mr. Mey (USD 61,508) and Mr. Stobart (USD 92,295); financial planning benefits for Mr. Stobart; and club membership dues and executive physicals for Messrs. Mey and Stobart. All executive perquisites, including financial planning, annual physicals and club memberships were abolished effective 1 January 2017.

13.3.3Annual Performance Bonus

The Company’s Performance Award and Cash Bonus Plan (the “Bonus Plan”) is a goal-driven plan that provides participants, including the Named Executive Officers, the opportunity to earn annual cash bonuses based on performance as measured against predetermined performance objectives. Individual target award levels, expressed as percentages of the participants’ base salaries, are established by the Compensation Committee at the beginning of the year. The target award opportunities under the Bonus Plan, when combined with base salaries, are intended to position the participants, on average, to earn total cash compensation approximating competitive market median levels. Performance above and below the target provides the opportunity for participants to earn total annual cash compensation above the competitive market median, when warranted, by above-target performance, up to a designated maximum; or, the possibility of earning total annual cash compensation below the median for below-target performance.

Under the Bonus Plan for 2016, each Named Executive Officer had a potential payout range of 0% to 200% of his individual target award opportunity. The Compensation Committee established a 2016 target bonus opportunity for each of the following Named Executive Officers at the same target opportunity as established for 2015, and have further maintained the same target bonus opportunities again in 2017. The 2016 target bonus opportunity for each Named Executive Officer, expressed as a percentage of base salary, is as follows:

Executive	Bonus Target
Mr. Thigpen	120%
Mr. Mey	85%
Mr. Stobart	100%
Mr. Davis	75%
Mr. Long	70%

13.3.3.12016 Bonus Structure

The annual cash bonus structure is designed with a focus on financial, operational and safety performance. These three focus areas have a direct line of sight to annual company operational and financial results while maintaining a strong focus on personnel, industrial and environmental safety. During the current drilling sector down cycle, driven largely by commodity pricing beyond the Company’s control, this annual bonus structure is designed to focus on those areas where the Company can differentiate itself from the Group’s competitors and be well-positioned for the market recovery.

The design of each measure, relative weighting, and construction of the Group’s threshold-target-maximum payout range, were derived from the Company’s 2016 business plan with a focus on continuous improvement.

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The Compensation Committee considered the results of key performance areas, specified at the beginning of 2016, when determining the outcomes of the variable, performance-based compensation under the Performance Award and Cash Bonus Plan for the Company’s Named Executive Officers for 2016.

Each of the following performance areas is measured with a potential payout ranging from 0% to 200% achievement and is discussed in greater detail below.

Performance Measures		Weighting
SAFETY		25%
Total Recordable Incident Rate	(10%)
Operational Integrity / Process Safety	(10%)
Dropped Object Potential Severity	(5%)
UPTIME		25%
EBITDA		50%

13.3.3.2Safety Performance

The Company’s business involves numerous operating hazards, and the Company is strongly committed to protecting its employees, property and the environment. The Company’s ultimate goal is expressed in its safety vision of “an incident-free workplace all the time, everywhere.” The safety performance targets for 2016 were approved by the Compensation Committee and levels are set annually to motivate the Company’s executives to achieve continuous improvement in safety performance and to meet strict internal standards. Safety performance targets are recommended to the Compensation Committee by the Board’s Health Safety and Environment Committee.

For 2016, the Compensation Committee measured the Company’s safety performance through a combination of components: Total Recordable Incident Rate (“TRIR”), Dropped Object Potential Severity (“DPSR”) and Operational Integrity (also referred to as Process Safety). TRIR and Process Safety were each weighted at 10%, with DPSR weighted at 5%.

The following charts shows the Group’s actual performance related to the formulaic payout amounts for TRIR, DPSR and Operational Integrity.

During 2016, performance results across all three safety measures established new company records. These results reflect an outstanding commitment to safety from the Company’s workforce and a relentless focus on continuous improvement toward an incident-free workplace. Together, the safety metric outcomes resulted in a

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formulaic payout percentage for Safety of 42% of the total target bonus opportunity for each of the Named Executive Officers in 2016.

13.3.3.3Total Recordable Incident Rate (TRIR)

TRIR is a safety performance metric recognized by the U.S. Occupational Safety & Health Administration and is used by companies across an array of industries. The Company calculates TRIR based upon the guidelines set forth by the International Association of Drilling Contractors (the “IADC”), an industry group for the drilling industry. The IADC methodology calculates TRIR by taking the aggregate number of occurrences of work-related injuries or illnesses that result in any of the following: death; a physician or licensed health care professional recommending days away from work due to the injury or illness; an employee not being able to perform all of his or her routine job functions (but not resulting in days away from work); or any other medical care or treatment beyond minor first aid. The TRIR is the number of such occurrences for every 200,000 employee hours worked.

The Compensation Committee approved a TRIR target for 2016 of 0.39, representing further progress toward the Group’s zero accident safety vision. This target represented an improvement of 8% over the 2015 actual performance which represented the best TRIR outcome to that point in the Company’s history. Values above and below this target were calculated in accordance with the chart below, with outcomes falling between the two boundaries interpolated on a straight-line basis:

TRIR Outcome to Target	Bonus Payout
Maximum = 0.35	200%
Target = 0.39	100%
Minimum = 0.47	0%

Any TRIR outcome representing a result of 0.47 or greater would result in a 0% bonus payout for the TRIR metric, representing a 20% negative variance from target; however, if 2016 results did not outperform 2015 actual performance, a 10% reduction would be applied to the formulaic payout for the TRIR component. TRIR results of 0.35, reflecting top quartile IADC performance, would result in a payout of 200% for the TRIR metric.

The Company’s TRIR outcome for 2016 was 0.34, exceeding maximum performance as compared to target and represents the best TRIR result in the Company’s history. This resulted in a formulaic result of 200% of target for the TRIR metric and a formulaic result for this measure of 20% of the total target bonus opportunity for each of the Named Executive Officers.

13.3.3.4Dropped Object Potential Severity (DPSR)

DPSR is an internally developed safety measure that the Company utilizes to capture the potential severity of incidents over a period of time. This 2016 safety measure represents a focus on continuous improvement. In 2015, the Company measured Total Potential Severity Rate, of which DPSR represented a significant component. Dropped objects from elevated heights, including tools, parts and equipment, have the potential to cause severe personnel injury and significant structural damage to the rig. Analysis indicated dropped object incidents typically have the highest potential severity to harm people working onboard the Group’s rigs. As such, the Company extracted this metric from TPSR in order to bring a more acute focus to dropped object prevention. Accordingly, the bonus measure reflects the Company’s focus on accident avoidance.

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The formulaic measure of DPSR evaluates the severity of all dropped objects and applies a score to each incident based on severity. This severity assessment follows prescribed guidelines defined in the Company’s Health and Safety Policies and Requirements. The sum of dropped object events is then measured against the total number of working hours, to determine the quantity and severity of events as a factor of total hours worked. This measurement technique, using total hours worked, is consistent with the methodology employed by the U.S. Occupational Safety and Health Administration and IADC in measuring work-related injuries.

The Compensation Committee approved a DPSR target for 2016 of 9.93, reflecting a 9% improvement over the Company’s 2015 target and represents further progress toward the Company’s safety vision. Values above and below this target were calculated in accordance with the chart below, with outcomes falling between two boundaries interpolated on a straight-line basis:

DPSR Outcome to Target	Bonus Payout
20% Improvement Exceeding Target	200%
10% Improvement Exceeding Target	150%
Target	100%
10% Shortfall	50%
20% Shortfall	0%

Any DPSR outcome representing a shortfall of more than 20% as compared to the target would result in a 0% bonus payout for the DPSR metric and any outcome representing an improvement of 20% or greater as compared to the target would result in a payout of 200% for the DPSR metric.

The Company’s DPSR outcome for 2016 of 8.33 represents the best performance in the Company’s history and a significant improvement as compared to the target. This improvement resulted in a formulaic result of 180.4% of target for the DPSR metric, and a formulaic result for this measure of 9% of the total target bonus opportunity for each of the Named Executive Officers.

13.3.3.5Operational Integrity (Process Safety)

The Company believes that in addition to personnel and behavioral safety, prevention and mitigation of major accident hazards or process incidents are critical components of a comprehensive safety management program. Accordingly, Operational Integrity is an internally developed safety measure designed to prevent or mitigate a major accident or significant event.

The Company uses industry standard definitions of significant events, which include:

•	Fire, explosion, release of a hazardous substance with serious injury or fatality
•	Major structural damage
•	Serious injuries/fatalities
•	Uncontrolled release of hazardous fluids

To implement this Operational Integrity metric, the Company measures the number of process safety events that are likely predictors or leading indicators of a potentially significant major accident hazard event. The 2016
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target for process safety events was established to represent an improvement over the baseline of events that occurred on the Group’s installations in 2015.

The Compensation Committee approved an Operational Integrity target for 2016 of 0.42, reflecting improvement over 2015 actual results of 0.44 and representing further progress toward the Company’s safety vision. Values above and below this target were calculated in accordance with the chart below, with outcomes falling between two boundaries interpolated on a straight-line basis:

Operational Integrity Outcome to Target	Bonus Payout
20% Improvement Exceeding Target	200%
10% Improvement Exceeding Target	150%
Target	100%
10% Shortfall	50%
20% Shortfall	0%

In 2016, the Operational Integrity measure realized an actual result of 0.09, resulting in 200% achievement of this metric and a formulaic result for this measure of 20%; however, the Operational Integrity measure calls for a one-third reduction in the formulaic payout result in the event of any Tier1 Operational Integrity event, as defined in the Company’s Health and Safety Policies and Requirements. A Tier1 event is the most serious Operational Integrity event, requiring immediate and potentially significant company time and resources to rectify.

In August 2016, Transocean experienced a Tier1 Operational Integrity event† that resulted in a reduction of the formulaic result for the Operational Integrity measure from 20% to 13.33% of the total bonus opportunity for each of the Named Executive Officers.

†During severe weather on 8 August 2016, the tow to the Transocean Winner was lost and the rig subsequently grounded off the Western Isles of Scotland. Transocean personnel were immediately mobilized to recover the rig and mitigate impact.

13.3.3.6Financial Performance

(i)

EBITDA. For the 2016 bonus plan, the Compensation Committee determined Earnings Before Interest, Taxes, Depreciation and Amortization (“EBITDA”), a commonly accepted measure of financial performance, as the most appropriate measure to align with the Company’s financial objectives. Weighted at 50% of the total 2016 annual bonus plan opportunity, EBITDA replaces the prior 2015 bonus plan focus on Cash Flow Value Added and Operating Costs.

The Company believes this move to EBITDA is a more holistic view of the Company’s financial performance in current market conditions. The measure reflects the complete revenue and cost cycle in the Group’s business. EBITDA is an objective performance measure commonly used among the Group’s drilling company peers and is a financial indicator transparent and familiar to the Company’s shareholders.

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In establishing the EBITDA target, the Compensation Committee considered the Company’s 2016 financial plan. Threshold and maximum performance outcomes were then set based on the potential for decreases or increases to financial outcomes tied to dynamic market conditions.

EBITDA Target	Achievement (MM-$)
Threshold	1,540
Target	1,876
Maximum	2,049

2016 EBITDA results were challenged by declining demand for rigs combined with depressed day rates for contracts. However, a strong focus on cost management combined with outstanding efficiency for deployed rigs, resulted in actual EBITDA results exceeding the target for this measure. EBITDA results achieved 161.3% of target and a formulaic result for this measure of 80.64% of the total target bonus opportunity for each of the Named Executive Officers.

The EBITDA achievement that was applied to the annual bonus plan performance achievement was adjusted downward to remove certain revenue associated with early contract terminations and other unanticipated events during the performance cycle; thus, EBITDA results applied to the annual bonus plan are lower than the financial results recorded in the Company’s financial statements. Without such downward adjustments to the bonus plan EBITDA results, actual bonus results would have been higher, potentially leading to the unintended consequence of higher incentive awards due to lower rig activity.

(ii)

Uptime. Uptime was identified as the operational performance measure that would best align with the Company’s customers’ interests during 2016. This measure represented 25% of the total target annual bonus opportunity to reinforce the importance of maintaining excellence in rig operations. While similar to Revenue Efficiency, a drilling rig’s measure of contract revenues used in the Company’s 2015 annual bonus plan, Uptime has a more direct focus on operational efficiency.

Uptime is a common operational metric used in the drilling industry; however, there is no standard industry definition and reporting structure for this metric. The Company’s definition recognizes both equipment failures and human performance errors in calculating a rig’s performance.

Uptime is measured as operating hours, minus downtime, expressed as a percentage. Operating hours are defined as the number of hours a rig is engaged in a contract. Downtime is defined as the number of hours the rig is not engaged in drilling activities, resulting from mechanical failure or human performance error. Using this formula, zero mechanical failures and human performance errors would result in the rig operating at 100% Uptime. Downtime events detract from optimal performance and have a direct negative impact on the customer’s operational plan.

In setting the threshold-target-maximum range for this measure, the mathematical differential across the range may appear small (e.g., a 1.5% spread from target to maximum performance); however, this differential is significant considering the total number of operating hours during a calendar year.

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The Compensation Committee approved the following uptime target for 2016:

Uptime Target	Achievement
Threshold	94.0%
Target	95.5%
Maximum	97.0%

In setting the 2016 performance range, management considered past performance and set stretch targets to focus on continuous improvement. While the Company strives for improvement year over year, consideration must be given to the Company’s fleet composition and business cycle in setting this target. Reduced fleet size, shorter contract durations, change of location mobilizations and the challenge of bringing new rigs on line will all potentially apply downward pressure on a fleet’s Uptime performance. The Company experienced all of these challenges in 2016 and still delivered outstanding Uptime performance for the Group’s customers.

Based on this high level of operational efficiency, the actual Uptime measure achieved 96.6%. This incremental 1.1% above target performance, equates to approximately 3,300 hours, or 137.5 days, of additional operational productivity across the fleet. This achievement result represents 173.3% of target, and a formulaic result for this measure of 43.33% of the total target bonus opportunity for each of the Named Executive Officers.

13.3.3.7Actual Bonus Plan Compensation for 2016

Based on the performance measures described above and using the pre-determined weightings assigned to each measure by the Compensation Committee, the formulaic bonus outcome for each of the Company’s Named Executive Officers was 166% of the targeted bonus opportunity under the Performance Award and Cash Bonus Plan for 2016. The components of this total bonus payout under the Performance Award and Cash Bonus Plan for 2016 are as follows:

Performance Measure	Threshold Payout	Target Payout	Maximum Payout	Actual Payout
Safety	0%	25%	50%	42%
EBITDA	0%	50%	100%	43%
Uptime	0%	25%	50%	81%
Total				166%

These outstanding annual bonus results reflect the Company’s commitment to outstanding rig operations and sharp focus on financial results, while maintaining the highest standards for safety.

13.4Long-Term Incentives

The Company established competitive long-term incentive (“LTI”) opportunities for its Named Executive Officers that motivate achievement of long-term operational goals and increased total shareholder return, align the interests of participants with those of shareholders and vary in the ultimate actual value of the awards based on the Company’s actual total shareholder return and share price performance.

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To provide an appropriate balance of incentives tied to performance, three types of long-term equity instruments were used in 2016, including Performance Units, Restricted Share Units and Non-Qualified Stock Options. The weighting of each instrument in the Group’s long-term incentive program was as follows:

This long-term incentive mix is designed to ensure a minimum of 50% of the total weighting is applied to the Performance Units. Stock Options are included in the incentive mix to reinforce a direct relationship to the shareholder experience. Stock Options only deliver value to the executive when the Company’s share price exceeds the strike price on the option. All three equity instruments are also designed to be retentive in nature through multi-year performance periods and vesting periods.

The forms of equity awards made to the Company’s Named Executive Officers are discussed in greater detail below.

	2016 LTI Grant	2015 LTI Grant Value
	Value – U.S.$	U.S.$
Mr. Thigpen	5,250,000	5,500,000
Mr. Mey	2,200,000	2,200,000
Mr. Stobart	2,210,000	1,880,000
Mr. Davis†	1,650,000	—
Mr. Long†	1,312,500	—

(†)     Messrs. Davis and Long were hired in 2015 and did not receive a target annual equity award.

13.4.1Performance Units (PSU)

Each PSU represents one share and is earned based on performance over a three-year performance cycle from 1 January 2016 through 31 December 2018. Performance is determined by comparing the Company’s total shareholder return (“TSR”) performance relative to the Company’s Performance Peer Group over the three-year performance cycle.

In constructing this performance equity plan, the Compensation Committee considered the value of including an absolute financial measure, similar to the structure of the Company’s 2015 – 2018 performance plan, which included Return on Capital Employed (“ROCE”) as a financial measure. After a thorough review of current market conditions and the substantial challenges in setting ROCE long-term incentive goals in an extremely volatile environment, the Committee concluded that a single measure of relative TSR using the Performance

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Peer Group of nine offshore drillers offered the best shareholder alignment and better supported the Company’s strategic objective of becoming the undisputed leader in offshore drilling.

In further recognition of the importance of shareholder alignment, the Compensation Committee capped the earning of Performance Units at target if the Company’s absolute TSR during a performance period is less than -15%. The Group set the cap at a level of -15% to ensure that management does not benefit disproportionately from shareholder returns that are more than marginally negative.

Actual results at the completion of the three-year performance cycle will be determined by the following ordinal ranking of TSR performance:

Company Ranking	% of Target Performance Units
1	200%
2	175%
3	150%
4	125%
5	100%
6	83%
7	67%
8	50%
9	0%
10	0%

Upon completion of the 2016 - 2018 PSU performance cycle, the Compensation Committee will determine final payout levels, and PSUs will be distributed to the Named Executive Officer, along with a cash payment equal to any dividends or equivalents accrued during the performance cycle for earned and vested shares.

13.4.2Restricted Share Units

The target value of the 2016 RSU grants to each of the Named Executive Officers was approximately one-quarter (25%) of each officer’s total 2016 long-term incentive award target value.

Time-vested RSUs were granted to all Named Executive Officers as part of the 2016 annual long-term incentive grants. Each RSU represents one share and vests over a three-year schedule (ratably one-third each year), contingent on continued service.

13.4.3Non-Qualified Stock Options

The target value of the 2016 Non-Qualified Stock Options (“NQSO”) grants to each of the Named Executive Officers was approximately one-quarter (25%) of each officer’s total 2016 long-term incentive award target value.

Time-vested NQSOs were granted to all Named Executive Officers as part of the 2016 annual long-term incentive grants. Each NQSO represents one share and vests over a three-year schedule (rateably one-third each year), contingent on continued service.

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13.4.4Realized Long-Term Incentive Compensation for 2016

In 2017, the Compensation Committee evaluated the Company’s performance for the three-year performance period from 1 January 2014 through 31 December 2016, and determined the Company’s performance to be 123.3% of target. This result represents the first payout in seven performance cycles for the Company.

This performance plan consisted of two measures, equally weighted at 50% of the total award opportunity. The two measures included relative TSR as measured against a performance peer group, and ROCE during the first year of the three year performance cycle. Final measurement for this performance cycle included ROCE results slightly below maximum performance. Actual ROCE financial results are not disclosed due to the proprietary nature of this information in establishing the Company’s competitive position in the market. With respect to relative TSR, the Company ranked 8 of 12 against performance peer companies, resulting in performance below target for this measure. The two measures combined resulted in the 123.3% of target performance outcome.

Mr. Stobart is the only Named Executive Officer eligible for this 2014 – 2016 performance plan payout. When considering the Company’s share price decline during this three year period, however, the 123.3% achievement level translates to approximately 39% of target in realizable value compared to the expected target value at grant.

13.5Post-Employment Compensation

The Company believes that the competitive marketplace for executive talent and the Company’s desire to retain its Executive Officers require the Company, subject to compliance with applicable law, to provide its Executive Officers with a severance package. Each of the Company’s executive officers, who are not members of the Executive Management Team, is eligible to receive severance benefits in the event the Company chooses to terminate the executive officer at its convenience. Currently, all Named Executive Officers who are not members of the Company’s Executive Management Team are covered under its executive severance benefit policy, which provides for specified payments and benefits in the event of a termination at the Company’s convenience.

The benefits provided in the event of an involuntary termination under the terms of the Company’s executive severance benefit policy include a cash severance benefit limited to 52 weeks of base salary; a pro rata share of the termination year’s award under the Bonus Plan for such executive, as determined by the Compensation Committee; treatment of long-term incentive awards under the convenience-of-company termination provision as provided for in the terms and conditions of each award; and outplacement services not to exceed 5% of the base salary of the executive.

The Company also believes that the interests of its shareholders are served by including a double-trigger change-of-control provision in the Bonus Plan and the Long-Term Incentive Plan for Named Executive Officers who would be integral to the success of, and are most likely to be impacted by, a change of control. By requiring two triggering events to occur, the Company believes that those executive officers who remain with the Company through a change of control will be appropriately focused while those who depart as a result of a change of control will be appropriately compensated.

The Compensation Committee periodically reviews severance packages offered to the Group’s management to ensure the benefits are aligned with prevailing market practices. In order for a Named Executive Officer to

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receive the benefits described above, the Named Executive Officer must first sign a release of all claims against the Company and enter into a non-competition and confidentiality agreement covering the Group’s trade secrets and proprietary information.

The Ordinance prohibits certain types of compensation payments to members of the Executive Management Team, including severance payments in any form. Therefore, members of the Executive Management Team are not eligible to participate in the executive severance benefits policy. Pursuant to their employment agreements, members of the Executive Management Team must receive at least twelve months’ notice prior to a termination of employment without cause.

13.6Pensions and retirement benefits

The Company maintains three pension plans for executive officers and other employees that provide for post-retirement income based on age and years of service: the Transocean Savings Restoration Plan, the Transocean U.S. Retirement Plan and the Transocean Pension Equalization Plan.

13.6.1Transocean Savings Restoration Plan

The Company maintains the Transocean Savings Restoration Plan, a nonqualified, unfunded, defined contribution plan for key management employees who earn compensation in excess of certain limits in the Internal Revenue Code. All Named Executive Officers participate in this plan. Effective 1 January 2017, all participants in this plan are fully vested. The plan provides that eligible participants receive an annual contribution equal to 10% (or such other age as determined by the administrative committee) of the compensation earned in a particular calendar year that is in excess of the Internal Revenue Code limits. Compensation considered under this plan includes basic salary and annual performance bonus. A participant must be employed on the last day of the calendar year in order to receive a contribution for a particular year. At 30 September 2017 and 31 December 2016, the liability for the Transocean Savings Restoration Plan was USD 3 million and USD 2 million, respectively.

13.6.2Transocean U.S. Retirement Plan

The Transocean U.S. Retirement Plan is a tax-qualified pension plan. Benefit accruals under this plan were frozen effective as of 31 December 2014. Mr. Stobart is the only Named Executive Officer who participates in this plan.

The purpose of the plan is to provide post-retirement income benefits to employees in recognition of their long-term service to the Company. Benefits available to executives are no greater than those offered to non-executive participants. The plan is funded through cash contributions made by the Company based on actuarial valuations and regulatory requirements. Employees working for the Company in the U.S. are fully vested after completing five years of eligible employment. Employees earn the right to receive a benefit upon retirement at the normal retirement age of 65 or upon early retirement (age 55 or older with five years of service).

The elements of compensation included in computing the retirement benefit are basic salary and annual performance bonuses earned prior to 1 January 2015. Retirement benefits are calculated as (i) the sum of 1% of the employee’s compensation for each calendar year (or partial year) of employment, divided by (ii) 12. At 30

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September 2017 and 31 December 2016, the liability for the Transocean U.S. Retirement Plan was USD 243 million and USD 254 million, respectively.

13.6.3Transocean Pension Equalization Plan

The Pension Equalization Plan (“PEP”) is a nonqualified, unfunded, non-contributory pension plan that was frozen effective 31 December 2014. Mr. Stobart is the only Named Executive Officer with a frozen benefit in the PEP.

Certain employees are eligible to receive a benefit under the PEP, if the level of their compensation prior to 1 January 2015 would otherwise cause them to exceed the Internal Revenue Code compensation limitations imposed on the Transocean U.S. Retirement Plan. The purpose of the PEP is to provide supplemental post-retirement income in recognition of service to the Company. Benefits are payable upon a participant’s termination of employment, or six months after termination in the case of certain officers.

The plan recognizes the same forms of compensation and the same formula used to calculate the plan benefit as the Transocean U.S. Retirement Plan however, earnings are not limited to the pay cap under the Internal Revenue Code Section 401(a)(17) (USD 260,000 in 2014 when the PEP was frozen). Benefits are not earned until the individual has five years of credited service with the Company. At 30 September 2017 and 31 December 2016, the liability for the Transocean Pension Equalization Plan was USD 12 million and USD 13 million, respectively.

13.7Corporate governance committee

The Board of Directors has established a Corporate Governance Committee composed of three Board Members. The current members of the corporate governance committee are Mr. McNamara, as Chairman, and Messrs. Deaton and Intrieri.

The Corporate Governance Committee makes recommendations to the Board of Directors with respect to the nomination of candidates for election to the Board of Directors, how the Board of Directors functions and how the Board of Directors should interact with shareholders and management. It reviews the qualifications of potential candidates for the Board of Directors, coordinates the self-evaluation of the Board of Directors and committees and proposes to the Board of Directors’ candidates to stand for election at the next general meeting of shareholders.

13.8Audit committee

The Board of Directors has established an Audit Committee. The current members of the Audit Committee are Glyn A. Barker as chair and Vanessa C.L. Chang and Frederico F. Curado as members.

The Audit Committee of the Company is appointed by the Board of Directors to assist the Board of Directors in overseeing (1) the integrity of the financial statements of the Company, (2) the compliance by the Company with legal and regulatory requirements, (3) the independence, qualifications and performance of the Company’s independent auditors and (4) the performance of the Company’s internal audit function. Consistent with this oversight function, the Audit Committee encourages continuous improvement of and fosters adherence to the Company’s policies, procedures and practices at all levels.

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13.9Compensation Committee

In accordance with the Articles of Association and the Ordinance, the annual general meeting of shareholders 2017 has elected, from among the Directors, the members of the Compensation Committee for a period extending to the next annual general meeting of shareholders. The Compensation Committee comprises Tan Ek Kia as chair and Frederico F. Curado, Vincent J. Intrieri and Martin B. McNamara as members.

The Compensation Committee is a committee of the Board of Directors of the Company to assist the Board of Directors in (1) developing an appropriate compensation program and benefit package for members of the Board of Directors, executives and other senior officers and (2) complying with the Board of Directors’ legal and regulatory requirements as to Board Member, executive and senior officer compensation in order to allow the Company to attract, retain and motivate qualified individuals in a system that aligns compensation with the Company’s business performance.

13.10Conflicts of interest, etc.

During the last five years preceding the date of this Prospectus, none of the Board Members and the members of the Management have, or had, as applicable:

•	any convictions in relation to indictable offences or convictions in relation to fraudulent offenses;
•

received any official public incrimination and/or sanctions by any statutory or regulatory authorities (including designated professional bodies) or was disqualified by a court from acting as a member of the administrative, management or supervisory bodies of a company or from acting in the management or conduct of the affairs of any company; or

•	been declared bankrupt or been associated with any bankruptcy, receivership or liquidation in his or her capacity as a founder, director or senior manager of a company.

To the Company’s knowledge, there are currently no actual or potential conflicts of interest between the Company and the private interests or other duties of any of the Board Members and the members of the Management, including any family relationships between such persons.

13.11Corporate governance guidelines

The Company has adopted and implemented a set of corporate governance guidelines that comply with the requirements for companies listed on the NYSE.

13.12Employees

As of the date of this Prospectus, the Group has a total of approximately 5,000 employees.

The table below reflects the approximately number of employees in the Group as of 31 December 2016, 2015 and 2014.

Number of employees (year end)	2016	2015	2014
Total (approximate):	5,300	9,000	13,000

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The table below reflects a breakdown of the number of employees of the Group by geographic location as of 31 December 2016, 2015 and 2014.

Location	2016	2015	2014
North America	2,114	3,151	3,997
South America	908	1,067	1,138
Africa	310	1,165	2,129
Europe	979	1,866	3,285
Australia-Asia	1,006	1,720	2,616
Total	5,317	8,969	13,165

The table below reflects a breakdown of the number of employees of the Group by category of activity as of 31 December 2016, 2015 and 2014.

Category of activity	2016	2015	2014
Offshore	4,494	7,465	11,106
Shore-based	823	1,504	2,060
Total	5,317	8,969	13,165

The table below reflects the average number of temporary employees per year for 2016, 2015 and 2014. Temporary employees are also included in approximate numbers above.

Average number of temporary employees (by year)	2016	2015	2014
Average:	405	664	975

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19Additional Information

19.1Auditor and advisors

The Company’s independent auditor is EY Houston. EY Houston is registered with the Public Company Accounting Oversight Board. The Company’s statutory auditor is EY Zurich. EY Zurich has its seat in Basel, Switzerland, and is registered with the Swiss Federal Audit Oversight Authority.

Clarksons Platou Securities AS, Munkedamsveien 62c, N‑0270 Oslo, Norway is acting as financial advisor to the Company and Settlement Agent in connection with the Offer.

Pareto Securities AS, Dronning Mauds gate 3, N‑0250 Oslo, Norway is acting as financial advisor to Songa Offshore in connection with the Offer.

King & Spalding LLP, 1180 Peachtree Street, Atlanta, Georgia 30309, United States is acting as U.S. legal counsel to the Company

Wikborg Rein Advokatfirma AS, Dronning Mauds gate 11, N‑0250 Oslo, Norway is acting as Norwegian legal counsel to the Company.

Homburger AG, Prime Tower, Hardstrasse 201, 8005 Zurich, Switzerland is acting as Swiss legal counsel to the Company.

Stelios Americanos & Co LLC, 12 Demostheni Severi Avenue, 1080 Nicosia, Cyprus is acting as Cyprus legal counsel to the Company.

PricewaterhouseCoopers Ltd., City House, 6 Karaiskakis Street, CY‑3032 Limassol, Cyprus is acting as independent auditor to Songa Offshore.

Cleary Gottlieb Steen & Hamilton LLP, One Liberty Plaza, New York, NY 10006, United States is acting as U.S. legal counsel to Songa Offshore.

Advokatfirmaet Schjødt AS, Ruseløkkveien 14, N‑0201 Oslo, Norway is acting as Norwegian legal counsel to Songa Offshore.

19.2Documents on display

Copies of the following documents will be available for inspection at the Company’s offices at Turmstrasse 30, 6300 Zug, Switzerland, during normal business hours from Monday to Friday each week (except public holidays) for a period of 12 months from the date of this Prospectus:

•	The Articles of Association of Transocean and the amended and restated memorandum and articles of association of TINC;
•

All reports, letters, and other documents, historical financial information, valuations and statements prepared by any expert at the request of Transocean or TINC, any part of which is included or referred to in this Prospectus and Offer Document;

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•	The historical financial information of the Company and its subsidiary undertakings for each of the two financial years preceding the publication of this Prospectus; and
•	This Prospectus, the indenture for the Exchangeable Bonds, including the guarantee.

19.3Incorporation by reference

The information incorporated by reference in this Prospectus and Offer Document should be read in connection with the cross-reference list set out in the table below. The following documents have been incorporated hereto by reference:

Section in Prospectus	Disclosure requirements of the Prospectus	Reference document and link	Page (P) in reference document
Section 10, 11, 12	Interim financial information (Annex I, Item 20.6.1)	Transocean Ltd. – Quarterly report on Form 10‑Q for the quarterly period ended 30 September 2017: [https://www.sec.gov/Archives/edgar/data/1451505/000145150517000052/rig‑20170630x10q.htm]	[1‑17]
Section 10, 11, 12	Audited historical financial information (Annex I, Item 20.1/Annex IV, Item 13.1)	Transocean Ltd. – Annual report on Form 10‑K for the year ended 31 December 2016: https://www.sec.gov/Archives/edgar/data/1451505/000155837017001372/rig‑20161231x10k.htm	52‑94
Section 10, 11, 12	Audit report (Annex I, Item 20.4.1/ Annex IV, Item 13.1)	Transocean Ltd. – Report of independent registered public accounting firm for the consolidated financial statements as of 31 December 2016 and 2015 and for each of the three years in the period ended 31 December 2016: https://www.sec.gov/Archives/edgar/data/1451505/000155837017001372/rig‑20161231x10k.htm	54
Section 10, 11, 12	Accounting policies (Annex I, Item 20.1/ Annex IV, Item 13.1)	Transocean Ltd. – Financial statements as of and for the years ended 31 December 2016 and 2015: https://www.sec.gov/Archives/edgar/data/1451505/000155837017001372/rig‑20161231x10k.htm	5294

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PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers

Transocean Ltd.

Transocean Ltd. (“Transocean”) believes, based on the interpretation of leading Swiss legal scholars, which is a persuasive authority in Switzerland, that, under Swiss law, it may indemnify its directors and officers unless the indemnification results from a breach of their duties that constitutes gross negligence or intentional breach of duty of the director or officer concerned. Article 24 of Transocean’s Articles of Association makes indemnification of directors and officers and advancement of expenses to defend claims against directors and officers mandatory on the part of Transocean to the fullest extent allowed by law. Under Transocean’s Articles of Association, a director or officer may not be indemnified  if such person is found, in a final judgment or decree not subject to appeal, to have committed an intentional or grossly negligent breach of his or her statutory duties as a director or officer. Swiss law permits the company, or each director or officer individually, to purchase and maintain insurance on behalf of such directors and officers.

Transocean may obtain such insurance from one or more third-party insurers or captive insurance companies. Transocean has also entered into indemnification agreements with each of its directors and certain of its executive officers that provide for indemnification and expense advancement and include related provisions meant to facilitate the indemnitee’s receipt of such benefits. The agreements provide that Transocean will indemnify each such director and executive officer if such director or executive officer acted in good faith and reasonably believed he or she was acting in the best interest of Transocean and, in addition, with respect to any criminal proceeding, he or she had no reasonable cause to believe that his or her conduct was unlawful. The agreements provide that expense advancement is provided subject to an undertaking by the indemnitee to repay amounts advanced if it is ultimately determined  that he or she is not entitled to indemnification. The disinterested members of Transocean’s board of directors or an independent counsel will determine whether indemnification payment should be made in any particular instance. In making such determination, the board of directors or the independent counsel, as the case may be, must presume that the indemnitee is entitled to such indemnification, and Transocean has the burden of proof in seeking to overcome such presumption. If the board of directors or the independent counsel determines that the director or executive officer is not entitled to indemnification, the agreements provide that such person is entitled to seek an award in arbitration with respect to his or her right to indemnification under his agreement.

The rights and authority conferred by Article 24 of Transocean’s Articles of Association and by the indemnification agreement described above are not exclusive of any other right that any person has or hereafter acquires under any law, provision of Transocean’s Articles of Association, organizational regulations, agreement, vote of shareholders or of Transocean’s board of directors or otherwise.

Transocean also has directors’ and officers’ liability insurance that would indemnify its directors and officers against damages arising out of certain kinds of claims that might be made against them while acting in their capacity as such. Transocean may obtain such insurance from one or more third party or captive insurance companies.

Transocean Inc.

Paragraphs 136 and 137 of Transocean Inc.’s Articles of Association provide that:

Every director (including any alternate director appointed pursuant to the provisions of the articles), secretary, assistant secretary, or other officer for the time being and from time to time of Transocean Inc. (but not including its auditors) and the personal representatives of the same (each an “Indemnified Person”) shall be indemnified and secured harmless out of the assets and funds of Transocean Inc. against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such Indemnified Person, other than by reason of such Indemnified Person’s own dishonesty, willful default or fraud, in or about the conduct of Transocean Inc.’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such Indemnified Person in defending (whether successfully or otherwise) any civil proceedings concerning Transocean Inc. or its affairs in any court whether in the Cayman Islands or elsewhere.

No Indemnified Person shall be liable:

•	for the acts, receipts, neglects, defaults or omissions of any other director or officer or agent of Transocean Inc.;
•	for any loss on account of defect of title to any property of Transocean Inc.;
•	on account of the insufficiency of any security in or upon which any money of Transocean Inc. shall be invested;
•	for any loss incurred through any bank, broker or other similar person;
•	for any loss occasioned by any negligence, default, breach of duty, breach of trust, error of judgment or oversight on such Indemnified Person’s part;
•

for any loss, damage or misfortune whatsoever which may happen in or arise from the execution or discharge of the duties, powers, authorities, or discretions of such Indemnified Person’s office or in relation thereto; or

unless the same shall happen through such Indemnified Person’s own dishonesty, willful default or fraud.

General

Agreements that may be entered into with underwriters, dealers and agents who participate in the distribution of our securities or Transocean Inc.’s securities may contain provisions relating to the indemnification of our officers and directors.

Items 21. Exhibits and Financial Statement Schedules

Exhibits

Exhibit No.	Description
2.1

Transaction Agreement, dated as of August 13, 2017, as amended on September 15, 2017, by and among Transocean Ltd., Transocean Inc. and Songa Offshore SE (incorporated by reference to Exhibit 2.1 to Transocean Ltd.’s Current Report on Form 8-K filed on August 15, 2017). (Schedules and exhibits have been omitted from this exhibit pursuant to Item 601(b)(2) of Regulation S-K and will be provided to the Securities and Exchange Commission upon request.)

2.2

Amendment No. 1 to Transaction Agreement, dated as of September 15, 2017, by and among Transocean Inc., Transocean Ltd. and Songa Offshore SE (incorporated by reference to Exhibit 2.1 to Transocean Ltd.’s Current Report on Form 8-K filed on September 15, 2017).

3.1	Articles of Association of Transocean Ltd. (incorporated by reference to Exhibit 3.1 to Transocean Ltd.’s Annual Report on Form 10‑K for the year ended December 31, 2016).
3.2	Organizational Regulations of Transocean Ltd. (incorporated by reference to Exhibit 3.2 to Transocean Ltd.’s Quarterly Report on Form 10‑Q for the quarter ended September 30, 2014).
3.3	Amended and Restated Memorandum and Articles of Association of Transocean Inc. (incorporated by reference to Exhibit 3.1 to Transocean Inc.’s Current Report on Form 8‑K filed on December 19, 2008).

†4.1	Form of Indenture among Transocean Inc., Transocean Ltd. and Wells Fargo Bank, National Association, to be dated as of the settlement date for the Offer.
†4.2	Form of 0.5% Exchangeable Senior Bonds due 2022 (incorporated by reference to Exhibit A of the indenture filed as Exhibit 4.1 to this Registration Statement).

†5.1	Opinion of Homburger AG.

†5.2	Opinion of King & Spalding LLP.
†5.3	Opinion of Ogier.
†8.1	Opinion of Homburger AG as to certain tax matters (included in Exhibit 5.1).
†12.1	Statement of computation of ratio of earnings to fixed charges

21.1	Subsidiaries of Transocean Ltd. (incorporated by reference to Exhibit 21.1 to Transocean Ltd.’s Annual Report on Form 10‑K for the year ended December 31, 2016).
*23.1	Consent of Ernst & Young LLP (Transocean Ltd.).
*23.2	Consent of PricewaterhouseCoopers Limited (Songa Offshore SE).
23.3	Consent of Homburger AG (included in Exhibit 5.1).
23.4	Consent of King & Spalding LLP (included in Exhibit 5.2).
23.5	Consent of Ogier (included in Exhibit 5.3).

xx 23.6	Consent of ABG Sundal Collier

†24.1	Powers of Attorney of Transocean Ltd. (included on signature page).

†24.2	Powers of Attorney of Transocean Inc. (included on signature page).
†25	Statement of Eligibility and Qualification under the Trust Indenture Act of 1939 of Wells Fargo, National Association, as trustee.

*Filed herewith.

†Previously filed.

xxTo be filed by amendment.

Financial  Statement  Schedules

Financial statement schedules are omitted because they are not required or the required information is shown in the consolidated financial statements or the notes thereto incorporated by reference in this Prospectus.

Item 22. Undertakings

Each of the undersigned registrants hereby undertakes:

(a)(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration  statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933.

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)

That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
(4)

That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser: if the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5)

That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;
(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b)That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(d)That every prospectus (i) that is filed pursuant to paragraph (c) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(e)To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of this registration statement through the date of responding to the request.

(f)To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in this registration statement when it became effective.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question as to whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Zug, Switzerland, on December 8, 2017.

TRANSOCEAN LTD.

By:	/s/ JEREMY D. THIGPEN
	Name:	Jeremy D. Thigpen
	Title:	President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed below by the following persons in the capacities indicated on December 8, 2017.

Signature	Title

/s/ JEREMY D. THIGPEN	President and Chief Executive Officer and Director
Jeremy D. Thigpen	(Principal Executive Officer)

/s/ MARK L. MEY	Executive Vice President and Chief Financial Officer
Mark L. Mey	(Principal Financial Officer)

/s/ DAVID TONNEL	Senior Vice President and Corporate Controller
David Tonnel	(Principal Accounting Officer)

*	Chairman of the Board of Directors
Merrill A. “Pete” Miller, Jr.

*	Director
Glyn A. Barker

*	Director
Vanessa C.L. Chang

*	Director
Frederico F. Curado

*	Director
Chadwick C. Deaton

*	Director
Vincent J. Intrieri

	*	Director
Martin B. McNamara

	*	Director
Samuel Merksamer

	*	Director
Edward R. Muller

	*	Director
Tan Ek Kia

* By:	/s/ SANDRO THOMA
Sandro Thoma
Attorney-in-fact

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Grand Cayman, Cayman Islands, on December 8, 2017.

TRANSOCEAN INC.

By:	/s/ C. STEPHEN MCFADIN
	Name:	C. Stephen McFadin
	Title:	President

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed below by the following persons in the capacities indicated on December 8, 2017.

Signature	Title

/s/ C. STEPHEN MCFADIN	President and Director
C. Stephen McFadin	(Principal Executive and Accounting Officer)

/s/ STEPHEN L. HAYES	Director
Stephen L. Hayes	(Principal Financial Officer)

/s/ COLIN BERRYMAN	Director and Vice President, Asset Management
Colin Berryman